04010106

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Shinsei Bank, Limited

*CURRENT ADDRESS: 1-8, Uchisaiwaicho 2-chome
Chiyoda-Ku, Tokyo
100-8501, Japan

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

FILE NO. 82- 34775 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/24/04

04 FEB 19 AM 7:21

EXHIBIT A-2


Power
Better Banking

Interim Report

Six Months Ended September 30, 2002

2002

SHINSEI BANK



Growing banking portfolio supports financially sound and profitable institution

Better Banking

Products and services that meet customer needs

SHINSEI BANK

Institutional Banking

Corporate/Financial Institutions Banking
- Loan Origination
- Non-Recourse Finance
- Securitization/Credit Trading
- Corporate Advisory/Mergers and Restructurings
- Capital Markets Trading
- Asset Management

Retail Banking

- The *PowerFlex* Account
- 24x7 Banking via:
  - International ATM Network
  - *PowerDirect* Internet Banking
  - *PowerCall* Telephone Banking
- *PowerSmart* Housing Loans
- Shinsei Financial Centers


SHINSEI BANK



At a Glance

Consolidated Net Income



(Billions of Yen)
40
30
20
10
0
33.1
26.4
9/01
9/02

Consolidated Total Stockholders' Equity and Capital Adequacy Ratio (Domestic Criteria)



(Billions of Yen)
(%)
800
600
400
200
0
20
15
10
5
0
16.99%
17.49%
17.04%
19.92%
582.8
607.1
623.5
653.3
3/01
9/01
3/02
9/02
Consolidated Total Stockholders' Equity
Consolidated Capital Adequacy Ratio (%, Domestic Criteria)

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)



(Billions of Yen)
1,600
1,200
800
400
0
1,295.9
1,128.9
1,113.6
793.8
3/01
9/01
3/02
9/02

Summary of 2002 Events

2002	May	Formation of trade services alliance with ABN AMRO Bank N.V.
	July	Opening of Hiroo branch
	August	Relocation of Kyoto branch
		Formation of business tie-up with Ramius Capital Group, LLC, enabling the Bank to exclusively offer its clients investment vehicles managed by Ramius
		Agreement with Mellon Financial Corporation to form a joint venture investment advisory and trust company that will offer investment management services to the Japanese pensions market
	October	Offering of four annuity products for individuals
	November	Commencement of operations of Shinsei Business Finance Co., Ltd., which focuses on lending to small businesses
		Relocation of Shinjuku branch

Contents

Profile (Consolidated)

(As of September 30, 2002)

Establishment	December 1952
Total Assets	¥7,699.2 billion
Debentures	¥2,188.6 billion
Deposits, Including Negotiable Certificates of Deposit (NCDs)	¥2,633.1 billion
Loans and Bills Discounted	¥3,883.5 billion
Securities	¥2,246.0 billion
Total Stockholders' Equity	¥653.3 billion
Consolidated Capital Adequacy Ratio	19.92%
Non-Consolidated Capital Adequacy Ratio	19.08%
Number of Employees (Non-Consolidated)	2,226
Branches	
Domestic	27
Overseas	1 Branch, 1 Representative Office

Forward-Looking Statements

This interim report contains statements that constitute forward-looking statements. These statements appear in a number of places in this interim report and include statements regarding our intent, belief, or current expectations and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

To Our Customers, Partners and Stakeholders

After nearly three years since starting as the new Shinsei Bank, I am pleased to report in the six months ended September 30, 2002, we have made steady progress in our business development. Economic conditions in Japan remain severe, and companies are seeking to adapt to the difficult operating environment by undertaking fundamental restructuring and transcending traditional business approaches. I believe new business opportunities for the Bank will arise from such efforts.

Shinsei is committed to provide better banking for Japanese customers. To do so, we will continuously strive to further improve our asset quality and profit-generating abilities and offer a stream of new and innovative ideas, products and services that answer our customers' needs.

Interim Financial Results for the Six Months Ended September 30, 2002

For the six months ended September 30, 2002, consolidated gross business profit, including income from investment in money held in trust, totaled ¥52.0 billion. This was down ¥12.6 billion from the same period the previous year, due mainly to a ¥12.0 billion loss in U.S. corporate bond investments, reflecting the tough economic environment in the United States. Income from the investment banking business, our strategic focus area, showed steady growth despite the severe business conditions.

For the six-month period under review, the Bank posted consolidated net income of ¥26.4 billion, down ¥6.7 billion. On a non-consolidated basis, net income was ¥29.8 billion, almost on a par with the ¥30.2 billion recorded for the same period the previous year, and amounted to more than half the full fiscal 2002 target of ¥58.6 billion set out in the initial *Plan for Restoring Sound Management.*

The Bank's consolidated capital adequacy ratio, based on domestic criteria, rose to a high of 19.92% at September 30, 2002.

Implementation of the New Business Model

Over the past three years, we have completely overhauled Shinsei's organization and infrastructure. Our goals have been consistent: to establish and grow two strategic businesses—retail and investment banking—and to steadily improve the quality of our assets. All along we have been expanding our capabilities and adding new services in our retail and investment banking areas by utilizing advanced banking and technological know-how.

As a result, in terms of profitability we made significant progress in these strategic areas during the period under review. For the six months ended September 30, 2002, non-interest income, such as fees and commissions earned in these areas, accounted for 32.6% of the Bank's gross business profit. This is well above our original target of 30% within three years of the launch of the new Bank, and builds on the 30.6% ratio achieved in fiscal 2001, ended March 31, 2002.

Institutional Banking

In January 2002, we integrated the Financial Engineering Group and the Corporate Banking Business Group to form the Institutional Banking Group, which effectively performs the functions of the two former groups. This has enabled the Bank to offer the most complete solutions to varying customer needs.

Under the new structure, we have steadily expanded our business in new financial product areas where other Japanese banks have traditionally not played major roles and which are expected to exhibit high growth. These product areas include securitization; acquisition finance, such as management buyouts (MBOs); non-recourse real estate finance; and credit trading. We have also established a team specializing in corporate restructurings and have already helped several companies chart a course for better performance. We look for further growth in this area.

We have also expanded our non-banking business as a new source of earnings and are steadily developing our capabilities in this area. For instance, Shinsei Business Finance, which is a joint venture with Nissin Co., Ltd., has started offering loans for small to medium-sized businesses. In the area of loans secured by real estate, we helped EQUION COMPANY, LIMITED, and APOLLO FINANCE CO., LTD., quickly restructure operations and then incorporated the companies within our group.

Retail Banking

In the retail banking business, we are happy to report that a growing number of Japanese retail banking customers have chosen Shinsei.

With *PowerFlex*, a new, comprehensive account based on completely revamped, open information technology (IT) systems, customers have easier access to products and services through such channels as Internet banking, a customer call center and automatic teller machines (ATMs), all of which are available 24 hours a day, 365 days a year. To offer better access to our services, we have also entered into an



alliance with IY Bank Co., Ltd., and Keihin Electric Express Railway Co., Ltd., to provide our customers access to the ATMs of these companies.

We have expanded our product lineup by offering Shinsei American Express Cards and annuity products.

In the home loan area, we have started offering *PowerSmart* housing loans, designed for the current low-interest and deflationary environment. This product provides prepayment options to customers, allowing them to easily reduce interest payments.

Improved Asset Quality and Strict Risk Management

We have worked hard to reduce non-performing loans, by accepting repayments from customers either through voluntary fundraising or arranging for the sale or securitization of assets; or by selling loans, depending on the customer's business situation. During the six-month period under review, the Bank's non-performing loans dropped ¥319.8 billion.

In lending, we have been moving to charge loan interest rates tied to the creditworthiness of the customer. Our newly introduced *Facility Rating System* takes into account the collateral coverage of each loan and allows us to make better and quicker credit decisions.

Risk management based on advanced techniques and approaches is one of the core elements of our banking discipline. Our state-of-the-art management information system (MIS) and risk management system enable us to capture the risks and returns of each group more accurately and speedily than before, allowing the groups to appropriately manage their operations by balancing the risks and returns.

Shinsei aims to be one step ahead by exploring and adopting new approaches that reflect the changing business environment. We focus on offering better products and services more quickly than traditional approaches would allow.

Through the implementation of transparent and sound management, we also look to improve the Bank's evaluation and ratings given by external rating agencies, to achieve sustainable long-term growth, and to pursue a listing in the future.

In building a better Shinsei, we will become more attractive to our customers, our partners, our employees and the business and social communities in which we operate.

January 2003

Masamoto Yashiro
Chairman, President and CEO

Building a Better Bank for Our Institutional Customers

In the first six months of fiscal 2002, the Institutional Banking Group continued to implement a new business model established in January 2002. The Institutional Banking Group's approach fosters strong teamwork between relationship managers and product experts in order to bring better banking solutions to existing and new customers.

By working closely with corporations and financial institutions of various sizes located throughout Japan and overseas, we were able to provide value-added lending and investment banking products and services to help manage both sides of their balance sheets. This included numerous private and public securitization, corporate advisory and specialty finance transactions that allowed customers to increase liquidity, improve return on equity (ROE), restructure businesses and improve competitiveness. We also gave customers access to new investment opportunities, including investment trusts and structured deposits that met their risk profiles.

In the challenging business environment, our corporate revitalization business is growing, with our specialized team proposing a variety of ideas to our customers.

Shinsei Business Finance
As part of our continued commitment to improving lending services to small and medium-sized companies, we laid the groundwork for a joint venture focused on small business lending with Nissin, a small-business financing company and long-time client. The joint venture, Shinsei Business Finance, was launched in November 2002.

Lending

In the area of lending, Shinsei Bank continued to make significant progress in strengthening its loan portfolio and services through the use of securitization, collateral and other financial tools. Going forward, emphasis will shift to increasing our lending business with sophisticated risk management and strong capitalization.

Specialty Finance

The Specialty Finance Division continued to build a strong, diverse and seasoned team. The non-recourse lending group saw robust growth in Japan, financing every major type of property class. It also developed a new type of non-recourse lending applicable to smaller properties. In the project and leveraged financing area, Shinsei worked with customers to find new solutions to increasingly complex business needs.



Securitization and Credit Trading

Shinsei Bank continued to build its securitization franchise in Japan during the first half of fiscal 2002.

In the mortgage-backed securitization area, the Bank issued its first commercial mortgage-backed securities (CMBS) transaction by securitizing a non-recourse loan for Yamato Life Building, Yamato Life Insurance Co.'s Tokyo headquarters. This transaction, which obtained AAA ratings from Standard & Poor's and Fitch Ratings, leveraged Shinsei's significant presence in the non-recourse loan market. It demonstrated our capability to arrange innovative securitization structures, as well as our highly developed understanding of customers' needs and our ability to meet the demands of a wide and deep investor network.

Shinsei Bank continued to be an active player in the asset-backed securitization (ABS) market as well. Shinsei's award-winning collateralized loan obligation (CLO) master trust funding program, a ground-breaking credit card-style master trust structure, successfully completed two new issuances by September 2002. This included the first non-yen issues.

As a result of these CMBS and ABS activities, Shinsei Bank was ranked third in the origination of Japanese deals in the *MCM Structured Finance Japan League Table* for 2002.

The Bank's credit trading business also grew, in line with the securitization and corporate revitalization businesses, achieving good results.

Corporate Advisory

In a highly competitive business environment, Shinsei Bank's M&A team continued to win business. In Bloomberg's Japanese M&A league tables for January to September 2002, Shinsei was ranked 18th, one of only seven Japanese institutions among the top 20 M&A dealers. In addition, the private equity team formally established a ¥10 billion private equity fund alliance with ITOCHU Corporation in July 2002.

Asset Management Services

Shinsei Bank's Asset Management Services Division continued to strengthen and expand its products and services offered to individual and institutional investors. The Division successfully launched three funds from European bond manager BlueBay Asset Management Limited, in which Shinsei Bank has an investment. In addition, Shinsei distributed capital-protected funds targeted at high-net-worth clients and managed by Zurich Capital Markets Inc. We also entered into exclusive distribution agreements for Japan with U.S.-based Ramius Capital Group, and with Investor Select Advisors Limited, and agreed to establish a joint venture with Mellon Financial Corporation.

Capital Markets Trading

The Markets Division's focus in the first half of fiscal 2002 was to respond and adapt to a significantly changed global market environment. Through the discontinuation of low-margin product lines, Shinsei Bank is now better positioned to take advantage of new and exciting business opportunities. We have already achieved notable successes in this effort, including the recent distribution of foreign currency-linked deposit notes to our existing customers.

Despite the difficult market environment, we enjoyed trading successes in the derivatives structuring and foreign exchange areas.

Shinsei Securities Co., Ltd.

Shinsei Securities continued to develop its investor franchise during the first half of fiscal 2002, participating in the third and fourth issues under the Shinsei Bank's CLO funding program. In addition, Shinsei Securities acted as sole lead manager for the first time since its creation in May 2001, including transactions involving the new asset classes of CMBS and consumer loans.

BM Asset Management Co., Ltd.
BM Asset Management, a consolidated subsidiary of the Bank, is rapidly enhancing its function as a servicer. In December 2002, it obtained a commercial mortgage special servicer rating of CSS3+ by Fitch Ratings. The company's name will change to Shinsei Servicing Company in February 2003.



Building a Better Bank for Our Retail Customers

Shinsei is committed to building a bank that retail customers want to do business with. We offer a better choice of products, easier access and a level of convenience that no other bank in Japan can match.



Customers Support *PowerFlex*: More Than ¥1 Trillion Deposited or Invested

Shinsei's *PowerFlex* account is at the core of the Bank's retail banking services. Since its introduction in June 2001, more and more customers have found *PowerFlex*'s unique services useful and attractive, with deposits and investments amounting to more than ¥1 trillion by September 2002. The average account balance per customer is approximately ¥4.6 million, reflecting the trust and support of our customers, who actively utilize *PowerFlex* as an ideal service for asset management.

More Investment Products to Satisfy Customers' Needs

To offer high-quality financial products to its retail customers, Shinsei has joined forces with premier financial institutions in the United States and Europe. In August 2002, we offered *PowerFlex* customers *Powered Japan—Risk-Reduced Nikkei Index Referring Fund 2002-09*, an investment trust set up by Prudential Investments Japan Co., Ltd., and the first fund distributed exclusively by the Bank; and in October 2002, we offered *GS Japan Neutral—Goldman Sachs Japan Equity Market Neutral Fund*, a market-neutral strategy fund established by Goldman Sachs Asset Management Co., Ltd. Both products were well received by our customers, with sales exceeding expectations.

The Bank has also become an exclusive sales agent in Japan for several investment products set up by Ramius Capital Group, for institutional and high-net-worth individual investors. We began offering such products in November 2002.



Keikyu Station Bank, Wing Takanawa shopping center

Improving Convenience through Nationwide ATM Coverage

Shinsei is also at the forefront in terms of ATM coverage. While ubiquitous in other markets, ATMs in Japan are usually only placed at bank branches or business locations. With Shinsei, however, ATM access has become the easiest in Japan. Today, through a network of over 60,000 ATMs, including at 7-Eleven stores, the post office and partner financial institutions, customers can now withdraw cash and perform simple transactions whenever and wherever they wish. Also, in March 2002, Shinsei launched the ATM service *Keikyu Station Bank* in Keihin Kyuko train stations, which has expanded the Bank's ATM services to even more popular locations. Additionally, based on our linkage with PLUS network, customers who travel overseas can access local currencies in other countries via about 750,000 ATMs.

Shinsei American Express Cards

In June 2002, Shinsei Bank tied up with American Express International, Inc. (Japan), whose strong global brand image and worldwide reputation for high-quality service will enhance the Bank's credit card business. Privileges, such as a waiver of fees in the first year, are being provided to *PowerFlex* customers to allow them the opportunity to experience the attractive services of Shinsei American Express Cards.

Personal Pension Insurance

Shinsei Bank began offering variable annuities and reserve and adjustable-rate annuities at all branches from October 2002, when deregulation of the insurance industry allowed banks to sell annuities for individuals. Such annuities are currently drawing enormous attention in Japan, where the declining birthrate and aging population are accelerating. To meet customers' changing needs, a variety of retirement funds and estate planning-related products are being developed. At Shinsei, *PowerFlex*, which provides total management of customers' assets, now includes annuity products for individuals.


SHINSEI BANK
Shinsei American Express Gold Card


American Express
SHINSEI BANK
Shinsei American Express Card

Shinsei Financial Centers: Banking Made Easy

While other banks have consolidated or closed down branches in Japan, Shinsei opened two new Shinsei Financial Centers (SFCs) during the previous fiscal year, in Roppongi and Meguro, two of Tokyo's busiest districts. Since then, more Shinsei branches in major commercial areas have been upgraded into SFCs, bringing the total to 27—including Hiroo SFC, opened in July 2002—in major cities throughout Japan.

Our SFCs are aesthetically designed to meet the needs of today's Japanese retail banking customers. Streamlined, modern and comfortable, they are a showcase for better banking. Customers can transact business quickly and efficiently with the security of knowing that staff are available for assistance if necessary. While most other banks' branches close at 3 p.m. on weekdays, SFCs are open until 7 p.m. In addition, at several SFCs, customers may be seen sipping cappuccino at Starbucks, which, in cooperation with Shinsei, has positioned a number of coffee shops next door to these high-traffic centers. And, as a result of a tie-up with Yahoo!, one of Japan's leading Internet providers, Shinsei has established a broadband Internet service at the SFC in the Head Office building.


SFC, Shinjuku, Tokyo

Where to Next

The secret to Shinsei Bank's success is doing things better, and doing them first. Customers in Japan are no longer willing to settle for a banking approach that merely maintains the current value of their investment. Shinsei offers added value—and customers love it.

The Bank's initial success with building a credible retail banking presence has not slowed its determination to go further. With its focus on operations and efficiency, Shinsei will continue to expand its retail base while lowering the acquisition, transaction and service costs per customer. We aim to be ahead of the competition in service, products and convenience. As the demands of Japanese consumers increase, Shinsei will become the bank of choice.

We look forward to these ongoing challenges.

Summary of Performance

Consolidated Net Income


(Billions of Yen)
40
30
20
10
0
33.1
26.4
9/01
9/02

Consolidated Net Income

For the first half of fiscal 2002, ending March 31, 2003, consolidated net income totaled ¥26.4 billion. Although the Bank achieved steady growth in income from investment banking activities, the result was affected by a ¥12.0 billion loss on U.S. corporate bond investments, reflecting the economic slowdown in the United States.

Consolidated Gross Business Profit and Non-Interest Income


(Billions of Yen)
(%)
100
75
50
25
0
40
30
20
10
0
28.6%
32.6%
64.6
52.0
18.5
16.9
9/01
9/02
Consolidated Gross Business Profit
Consolidated Non-Interest Income
Non-Interest Income/Gross Business Profit (%, Consolidated)

Consolidated Gross Business Profit and Non-Interest Income

Consolidated non-interest income, including gain on money held in trust, totaled ¥16.9 billion, accounting for 32.6% of gross business profit of ¥52.0 billion.

The Bank has now achieved its goal of generating 30% of gross business profit from income other than net interest income, such as fees and commissions through investment banking operations. This goal has thus been reached in less than the initial target of within three years of the launch of the new Bank.

Note: Gross business profit = Net interest income + Net fees and commissions + Net trading revenue + Net other income from operations + Gain (loss) on money held in trust

Consolidated Total Stockholders' Equity and Capital Adequacy Ratio (Domestic Criteria)


(Billions of Yen)
(%)
800
600
400
200
0
20
15
10
5
0
16.99%
17.49%
17.04%
19.92%
582.8
607.1
623.5
653.3
3/01
9/01
3/02
9/02
Consolidated Total Stockholders' Equity
Consolidated Capital Adequacy Ratio (%, Domestic Criteria)

Consolidated Total Stockholders' Equity and Capital Adequacy Ratio (Domestic Criteria)

At the close of the interim term, consolidated total stockholders' equity was higher than at the end of the previous fiscal year, at ¥653.3 billion.

The capital adequacy ratio, based on domestic criteria, was up 2.88 percentage points at the end of the interim term, from 17.04% at the end of fiscal 2001, to 19.92%.

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)


(Billions of Yen)
1,600
1,200
800
400
0
1,295.9
452.9
1,128.9
1,113.6
526.9
366.9
793.8
186.6
370.0
375.5
440.0
332.4
4.7
3/01
9/01
3/02
9/02
Substandard Assets
Doubtful Assets
Bankrupt and Quasi-Bankrupt Assets

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

Please see pages 10–11 for further information.

Consolidated Financial Highlights

Shinsei Bank, Limited and Consolidated Subsidiaries
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Billions of Yen			Millions of U.S. Dollars
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)	**Sept. 30, 2002 (6 months)**
For the Fiscal Terms Ended				
Total Income	**¥ 111.8**	¥ 150.1	¥ 246.5	**$ 912**
Total Expenses	**89.8**	116.7	206.2	**732**
Income before Income Taxes and Minority Interests	**21.9**	33.4	40.3	**178**
Net Income	**26.4**	33.1	61.2	**215**
Balances at the End of				
Total Assets	**¥7,699.2**	¥8,626.9	¥8,069.5	**$62,799**
Loans and Bills Discounted	**3,883.5**	5,329.1	4,801.9	**31,676**
Securities	**2,246.0**	2,026.9	1,462.2	**18,319**
Cash and Due from Banks	**274.6**	400.8	342.0	**2,240**
Debentures	**2,188.6**	3,704.4	2,786.3	**17,851**
Deposits, Including NCDs	**2,633.1**	2,400.3	2,260.7	**21,477**
Total Stockholders' Equity	**653.3**	607.1	623.5	**5,329**
Per Common Share (in Yen and U.S. Dollars)				
Net Income	**¥ 9.74**	¥ 11.50	¥ 21.11	**$ 0.08**
Diluted Net Income	**6.53**	8.19	15.10	**0.05**
Cash Dividends Declared during the Period:				
Common Stock	—	0.55	1.11	—
Preferred Stock:				
Series 2	—	6.50	13.00	—
Series 3	—	2.42	4.84	—
Total Stockholders' Equity	**116.49**	99.49	105.50	**0.95**
Ratio				
Risk-Weighted Capital Adequacy Ratio (Domestic Criteria)	**19.92%**	17.49%	17.04%	

Notes: 1. All U.S. dollar amounts above, presented solely for the reader's convenience, are translated at ¥122.60 = U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2002.
2. Since the current six-month period, the Bank and its consolidated subsidiaries have adopted Financial Accounting Standard No. 2 "Accounting Standard for Earnings per Share" issued by the Accounting Standards Board of Japan (ASBJ) on September 25, 2002, and Financial Accounting Standards Implementation Guidance No. 4 "Accounting Standard for Earnings per Share" issued by the ASBJ on September 25, 2002.

Non-Consolidated Financial Highlights

Shinsei Bank, Limited
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Billions of Yen			Millions of U.S. Dollars
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)	**Sept. 30, 2002 (6 months)**
For the Fiscal Terms Ended				
Total Income	**¥ 107.2**	¥ 137.3	¥ 231.1	**$ 874**
Total Expenses	**82.3**	106.9	191.4	**671**
Income before Income Taxes	**24.9**	30.3	39.6	**203**
Net Income	**29.8**	30.2	60.7	**243**
Balances at the End of				
Total Assets	**¥7,921.7**	¥9,053.5	¥ 8,366.6	**$64,614**
Loans and Bills Discounted	**4,000.4**	5,447.7	5,012.1	**32,630**
Securities	**2,264.2**	2,045.2	1,493.0	**18,468**
Cash and Due from Banks	**274.7**	484.0	376.3	**2,241**
Debentures	**2,154.3**	3,585.2	2,735.2	**17,572**
Deposits, Including NCDs	**2,688.1**	2,586.5	2,384.0	**21,926**
Total Stockholders' Equity	**650.4**	598.9	617.3	**5,305**
Per Common Share (in Yen and U.S. Dollars)				
Net Income	**¥ 10.99**	¥ 10.43	¥ 20.92	**$ 0.09**
Cash Dividends Declared during the Period:				
Common Stock	—	0.55	1.11	—
Preferred Stock:				
Series 2	—	6.50	13.00	—
Series 3	—	2.42	4.84	—
Total Stockholders' Equity	**115.40**	96.45	103.21	**0.94**

Notes: 1. All U.S. dollar amounts above, presented solely for the reader's convenience, are translated at ¥122.60 = U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2002.
2. Since the current six-month period, the Bank has adopted Financial Accounting Standard No. 2 "Accounting Standard for Earnings per Share" issued by the ASBJ on September 25, 2002, and Financial Accounting Standards Implementation Guidance No. 4 "Accounting Standard for Earnings per Share" issued by the ASBJ on September 25, 2002.

Summary of Consolidated Statements of Income and Balance Sheets

For the first half of fiscal 2002, ending March 31, 2003, Shinsei Bank posted consolidated interim net income of ¥26.4 billion, down from ¥33.1 billion in the first half of fiscal 2001. The decrease was partly owing to a ¥12.0 billion loss in U.S. corporate bond investments, reflecting the tough economic environment in the United States, but was mitigated by higher income from other investment banking activities.

Consolidated net interest income for the interim period amounted to ¥35.0 billion, a decrease of ¥11.0 billion compared with the corresponding period in the previous year, and comprised interest income of ¥60.2 billion, less interest expenses of ¥25.1 billion.

Non-interest income (excluding gain on money held in trust), net, comprising fees and commissions, trading revenue and other operating income, less expenses for fees and commissions and other operating expenses, was ¥9.9 billion. In addition, as a result of our investment banking business operations, we posted ¥7.0 billion in gain on money held in trust, which is included in other income. General and administrative expenses increased ¥0.5 billion compared with the corresponding period in the previous year, to ¥34.4 billion.

On the balance sheet, as of September 30, 2002, total assets amounted to ¥7,699.2 billion, or ¥370.3 billion lower than at March 31, 2002. Loans and bills discounted declined ¥918.3 billion compared with March 31, 2002, to ¥3,883.5 billion. This reflected a continued trend among major corporations to reduce bank borrowings as well as weak demand for capital expenditure-related finance. On a non-consolidated basis, the Bank disposed of ¥283.1 billion in problem assets through such means as direct write-off and the assignment of loans to third parties, including the Deposit Insurance Corporation (DIC).

On the liabilities side, debentures decreased ¥597.6 billion compared with March 31, 2002, to ¥2,188.6 billion. Deposits, including negotiable certificates of deposit (NCDs), increased ¥372.3 billion compared with March 31, 2002, to ¥2,633.1 billion, helped by an increase in retail deposits of approximately ¥400 billion. This marked the first time the Bank's balance of deposits exceeded that of debentures. While debentures remain an important funding source for the Bank, we put more weight on deposits.

For the interim period under review, the Bank did not declare interim dividends for preferred stock or common stock.

Consequently, total stockholders' equity increased ¥29.8 billion, to ¥653.3 billion at September 30, 2002.

Summary of Non-Consolidated Statements of Income and Balance Sheets

Non-consolidated interim net income totaled ¥29.8 billion. Net interest income for the interim period amounted to ¥39.6 billion, a ¥5.0 billion decrease from the corresponding period in the previous year. This comprised interest income of ¥65.1 billion, less interest expenses of ¥25.5 billion. General and administrative expenses increased ¥0.4 billion, to ¥32.8 billion.

On the balance sheet, as of September 30, 2002, non-consolidated total assets amounted to ¥7,921.7 billion, or ¥444.8 billion lower than at March 31, 2002. This decline was partly owing to the disposal of problem assets of ¥283.1 billion, including direct write-offs and the assignment of loans to third parties, including the DIC. The balance of loans and bills discounted decreased ¥1,011.7 billion, to ¥4,000.4 billion.

On the liabilities side, debentures fell ¥580.9 billion compared with March 31, 2002, to ¥2,154.3 billion on a non-consolidated basis. Deposits, including NCDs, increased ¥304.0 billion compared with March 31, 2002, to ¥2,688.1 billion. The Bank's balance of deposits surpassed debentures for the first time.

On a non-consolidated basis, total stockholders' equity at the end of the interim period amounted to ¥650.4 billion.

Asset Quality and Disposal of Problem Assets (Non-Consolidated)

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

As of September 30, 2002, the Bank's exposure, according to the disclosure criteria specified in the Financial Revitalization Law, was ¥793.8 billion, a reduction of ¥319.8 billion compared with March 31, 2002. Within this sum, bankrupt and quasi-bankrupt claims were down ¥31.8 billion compared with the previous fiscal year-end, to ¥274.7 billion, doubtful claims decreased ¥107.5 billion, to ¥332.4 billion and substandard claims were down ¥180.3 billion, to ¥186.6 billion.

Loans to borrowers requiring caution, which includes the substandard claims mentioned above, totaled ¥496.0 billion as of September 30, 2002, down ¥431.3 billion compared with the previous fiscal year-end. The total amount of loans to borrowers requiring caution or below was down ¥570.8 billion, to ¥1,103.2 billion.

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

	Millions of Yen		
	Sept. 30, 2002	Mar. 31, 2002	Change
Bankrupt and Quasi-Bankrupt (A)	**¥ 274,714**	¥ 306,566	¥ (31,852)
Doubtful (B)	**332,490**	440,069	(107,579)
Substandard (C)	**186,603**	366,985	(180,382)
Total (D) [(A)+(B)+(C)]	**¥ 793,808**	¥1,113,621	¥ (319,813)
Total Credit Amount (E)	**4,363,938**	5,565,658	(1,201,719)
Ratio (D) / (E) (%)	**18.19%**	20.01%	(1.82)

Coverage Ratios (Non-Consolidated)

Coverage ratios for claims classified under the Financial Revitalization Law, which comprise the total of collateral pledged against claims, guarantees for claims and reserve for loan losses to total claims as of September 30, 2002, were 100.00% for bankrupt and quasi-bankrupt, 93.31% for doubtful and 79.36% for substandard. For all claims classified, the coverage ratio was 92.35%.

The Bank does not make direct write-offs of the portion of claims that are estimated to be uncollectible. However, if such write-offs were made at an estimated amount of ¥48.7 billion, the coverage ratio for all classified claims would have been 91.84%.

Coverage Ratios for Non-Performing Claims Disclosed under the Financial Revitalization Law (Non-Consolidated)

	Millions of Yen				
		Amounts of Coverage			
	Amount of Claims	Reserve for Loan Losses	Collateral and Guarantees	Total	Coverage Ratio
Balance at March 31, 2002					
Bankrupt and Quasi-Bankrupt	¥ 306,566	¥ 61,617	¥244,948	¥306,566	100.00%
Doubtful	440,069	113,066	293,166	406,233	92.31
Substandard	366,985	119,896	100,728	220,624	60.12
Total	¥1,113,621	¥294,580	¥638,843	¥933,424	83.82%
Balance at September 30, 2002					
Bankrupt and Quasi-Bankrupt	**¥274,714**	**¥ 99,067**	**¥175,646**	**¥274,714**	**100.00%**
Doubtful	**332,490**	**104,387**	**205,850**	**310,238**	**93.31**
Substandard	**186,603**	**45,718**	**102,372**	**148,091**	**79.36**
Total	**¥793,808**	**¥249,174**	**¥483,869**	**¥733,044**	**92.35%**

Definitions of Claims Classified under the Financial Revitalization Law

The asset quality of the following balance sheet items is assessed under the Financial Revitalization Law: loans and bills discounted, foreign exchange, securities lent, accrued income and suspense payment in other assets, and customers' liabilities for acceptances and guarantees. The quality of these assets is categorized as follows on the basis of the financial condition and operating performance of the obligor.

Bankrupt and Quasi-Bankrupt

Claims against obligors under bankruptcy or as provided for under the Bankruptcy Law, the Corporate Rehabilitation Law, the Civil Rehabilitation Law and similar laws and obligors in similar condition.

Doubtful

Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.

Substandard

Past due loans three months or more and restructured loans, excluding those categorized as bankrupt, quasi-bankrupt or doubtful.

Normal

Claims against obligors that are experiencing no particular problems with financial condition or operating performance and excluding claims in the three categories defined above.

Disposal of Problem Assets during the Interim Period (Non-Consolidated)

During the first half of fiscal 2002, the Bank posted a reversal of general reserve for loan losses of ¥76.0 billion and a provisioning of specific reserve for loan losses of ¥73.0 billion, resulting in net reversal to reserve for loan losses for the interim period of ¥3.0 billion on a non-consolidated basis.

Consequently, total credit costs amounted to a reversal of ¥2.6 billion, including write-offs and other losses on loan sales.

Breakdown of Disposal of Problem Assets (Non-Consolidated)

For the Fiscal Terms Ended	Millions of Yen Sept. 30, 2002	 Sept. 30, 2001
Write-Offs	¥ **23**	¥ —
Other Losses on Loan Sales	**377**	—
Subtotal	¥ **401**	¥ —
General Reserve for Loan Losses	**(76,088)**	834
Specific Reserve for Loan Losses	**73,039**	826
Country Risk Reserve	**(32)**	(49)
Subtotal	**(3,081)**	1,611
Total Credit Costs	¥ **(2,680)**	¥1,611

Reserve for Loan Losses (Non-Consolidated)

As of September 30, 2002, the Bank's general reserve for loan losses was ¥98.0 billion, a reduction of ¥94.2 billion compared with the previous fiscal year-end; the specific reserve for loan losses was up ¥45.9 billion, to ¥224.9 billion; and the reserve for loans to restructuring countries was almost unchanged at ¥0.1 billion. Total reserve for loan losses amounted to ¥323.1 billion, a reduction of ¥48.3 billion compared with the previous fiscal year-end. The ratio of reserve for loan losses to total credit stood at 7.40%.

During the interim period, ¥45.1 billion of reserve was used for write-offs and sales of loan-related assets.

Reserve for Loan Losses (Non-Consolidated)

	Millions of Yen Sept. 30, 2002	 Mar. 31, 2002	 Change
General Reserve	¥ **98,052**	¥ 192,350	¥ (94,298)
Specific Reserve	**224,943**	178,954	45,989
Reserve for Loans to Restructuring Countries	**113**	156	(43)
Total Reserve (A)	¥ **323,109**	¥ 371,461	¥ (48,352)
Total Credit Amount (B)	**¥4,363,938**	¥5,565,658	¥(1,201,719)
Ratio (A) / (B) (%)	**7.40%**	6.67%	0.73

Risk-Monitored Loans

The balance of risk-monitored loans on a non-consolidated basis stood at ¥748.8 billion as of September 30, 2002, down ¥295.2 billion compared with March 31, 2002. Loans to borrowers in bankruptcy decreased ¥4.3 billion, to ¥196.2 billion; past due loans were down ¥110.4 billion, to ¥365.9 billion; past due loans three months or more increased ¥34.0 billion, to ¥127.1 billion; and restructured loans decreased ¥214.4 billion, to ¥59.4 billion.

The balance of risk-monitored loans on a consolidated basis at the end of the interim period stood at ¥750.2 billion, or almost the same level as the non-consolidated balance.

Risk-Monitored Loans (Non-Consolidated)

	Millions of Yen		
	Sept. 30, 2002	Mar. 31, 2002	Change
Loans and Bills Discounted	**¥4,000,463**	¥5,012,174	¥(1,011,711)
Loans to Borrowers in Bankruptcy (A)	**196,299**	200,693	(4,394)
Past Due Loans (B)	**365,936**	476,377	(110,441)
Total (A) + (B)	**562,236**	677,070	(114,834)
(Ratio to Total Loans and Bills Discounted) (%)	**14.05%**	13.51%	0.54
Past Due Loans Three Months or More (C)	**¥ 127,140**	¥ 93,075	¥ 34,065
Restructured Loans (D)	**59,463**	273,909	(214,446)
Risk-Monitored Loans (A) + (B) + (C) + (D)	**748,840**	1,044,056	(295,216)
(Ratio to Total Loans and Bills Discounted) (%)	**18.72%**	20.83%	(2.11)
Reserve for Loan Losses	**¥ 323,109**	¥ 371,461	¥ (48,352)
Reserve Coverage Ratio (%)	**43.15%**	35.58%	7.57

Risk-Monitored Loans (Consolidated)

	Millions of Yen		
	Sept. 30, 2002	Mar. 31, 2002	Change
Loans and Bills Discounted	**¥3,883,522**	¥4,801,904	¥(918,382)
Loans to Borrowers in Bankruptcy (A)	**196,531**	200,697	(4,166)
Past Due Loans (B)	**366,935**	475,200	(108,265)
Total (A) + (B)	**563,467**	675,898	(112,430)
(Ratio to Total Loans and Bills Discounted) (%)	**14.51%**	14.08%	0.43
Past Due Loans Three Months or More (C)	**¥ 127,140**	¥ 93,568	¥ 33,572
Restructured Loans (D)	**59,600**	274,049	(214,449)
Risk-Monitored Loans (A) + (B) + (C) + (D)	**750,209**	1,043,516	(293,307)
(Ratio to Total Loans and Bills Discounted) (%)	**19.32%**	21.73%	(2.41)
Reserve for Loan Losses	**¥ 322,637**	¥ 370,033	¥ (47,396)
Reserve Coverage Ratio (%)	**43.01%**	35.46%	7.55

Definitions of Risk-Monitored Loan Categories

Risk-monitored loan is the collective term referring to loans to borrowers in bankruptcy, past due loans, past due loans three months or more and restructured loans.

These disclosure categories do not take account of possible recoveries through the disposal of collateral pledged against such loans. Therefore, these figures are not meant to imply that the full amounts are uncollectible. Definitions of risk-monitored loans are as follows.

Loans to Borrowers in Bankruptcy

Loans to borrowers in bankruptcy are those loans for which interest is not being accrued, because payments of interest and/or principal have been in arrears for a substantial period or, for other reasons, the collection or payment of the principal and/or interest is deemed unlikely and for which at least one of the following circumstances is applicable:

- The borrower has requested protection under the provisions of the Corporate Rehabilitation Law and the Civil Rehabilitation Law.
- The borrower has requested liquidation procedures under the Commercial Code of Japan or similar legal provisions.
- The borrower has begun liquidation/reorganization procedures under bankruptcy laws of a foreign country or under similar legal provisions.
- The borrower's transactions with the promissory note clearing-house in Japan have been suspended.

Past Due Loans

Past due loans are those loans for which interest is not being accrued, after the exclusion of loans to borrowers in bankruptcy and loans for which delays in interest payments have been granted with the objective of corporate restructuring or assisting the obligor.

Please note that from the fiscal year ended March 31, 2000, unpaid interest on loans classified in self-assessments under the criteria of the Financial Revitalization Law as loans to borrowers in bankruptcy, loans under quasi-bankruptcy or doubtful has not been accrued.

Past Due Loans Three Months or More

Past due loans three months or more are those loans for which principal or interest has not been received for a period of three months or more from the contractual payment date. This category excludes loans to borrowers in bankruptcy and past due loans as defined above.

Restructured Loans

Restructured loans are those loans for which the Bank has made certain concessions to borrowers with the objectives of restoring the soundness of their operations, including the reduction of interest, the granting of a grace period for interest and/or principal payments, the forgiveness of the Bank's claims or the employment of other measures favorable to the borrower. This category excludes loans to borrowers in bankruptcy, past due loans and past due loans three months or more as described above.

Definitions of Reserve for Loan Losses

The Bank makes provisions to the reserve for loan losses based on established criteria for write-offs and reserves according to the types of claims specified in the operating guidelines set forth by the Japanese Institute of Certified Public Accountants (JICPA), as follows:

- For claims on borrowers in the normal and caution, including special supervision segment self-assessment categories, provisions are made to the general reserve for loan losses, based on the Bank's own historical experience of defaults.
- For claims on borrowers in the possible bankruptcy category, the expected amount of recoveries from collateral and guarantees is subtracted from the claim, and the portion of the remaining amount is made as a provision to the specific reserve for loan losses. Similarly, for claims on borrowers in the virtual bankruptcy and legal bankruptcy categories, the expected amount of recoveries from collateral and guarantees is subtracted from the claim, and the remaining amount is made as a provision to the specific reserve.

These provisions are made on the basis of self-assessments, which are performed by the operating unit in charge of the asset and then audited by an asset-auditing section independent of the operating unit. Provisions to the reserve are based on the results of this review and auditing process.

Specific Reserve for Loan Losses

When it is clear that the collection of individual loans and other claims is likely to be impossible, the Bank makes provisions to the specific reserve for loan losses to provide for future losses.

When such claims appear likely to be uncollectible because of an application for commencement of bankruptcy proceedings under the Corporate Rehabilitation Law, or the obligor has shown negative net worth for an extended period, or other standards become applicable under tax laws, the Bank subtracts the amount of collateral or other coverage from the amount of the loan and is allowed to make provisions for the remainder on a non-taxable or taxable basis.

The Bank has also taken into account the precondition of exercise of the cancellation right in estimating the reserve amount. Under the warranty of loan-related assets described in the Share Purchase Agreement, which the Deposit Insurance Corporation (hereinafter referred to as "DIC"), the Long-Term Credit Bank of Japan, Ltd. (hereinafter referred to as "LTCB"), and New LTCB Partners C.V. (hereinafter referred to as "Partners"), agreed and executed on February 9, 2000, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction of value.

Reserve for Loans to Restructuring Countries

Provisions are made to the reserve for loans to restructuring countries to provide for losses expected due to political and economic conditions in the countries where the loans are outstanding.

Capital Adequacy Ratio

As of September 30, 2002, the Bank's consolidated capital adequacy ratio increased 2.88 percentage points, from 17.04% as of March 31, 2002, to 19.92%.

Capital Adequacy Ratio (Consolidated)

	Millions of Yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Basic Items (Tier I) (A)	**¥ 640,907**	¥ 589,169	¥ 614,319
Capital	**451,296**	451,296	451,296
Supplementary Items (Tier II)			
Difference in Book Value Arising from Revaluation, after 55% Discount	**—**	—	—
General Reserve for Loan Losses	**30,731**	37,134	35,995
Subordinated Debt	**309,069**	413,685	332,196
Total	**339,800**	450,820	368,191
(Amount Eligible for Inclusion in Capital) (B)	**339,800**	450,820	368,191
Deduction (C)	**883**	568	639
Total Capital (D) [(A) + (B) − (C)]	**¥ 979,823**	¥1,039,420	¥ 981,871
Risk Assets			
On-Balance-Sheet Items	**4,425,367**	5,722,881	5,270,185
Off-Balance-Sheet Items	**491,669**	218,620	489,097
Total (E)	**¥4,917,037**	¥5,941,501	¥5,759,283
Consolidated Capital Adequacy Ratio			
(Domestic Criteria) (D) / (E) (%)	**19.92%**	17.49%	17.04%

Consolidated Balance Sheets

Shinsei Bank, Limited and Consolidated Subsidiaries
September 30, 2002 and 2001, and March 31, 2002

	Millions of Yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
ASSETS			
Cash and Due from Banks	**¥ 274,693**	¥ 400,856	¥ 342,055
Call Loans	**88,100**	88,527	296,559
Other Debt Purchased	**158,225**	33,322	68,980
Trading Assets	**433,081**	433,995	443,972
Money Held in Trust	**218,067**	71,560	172,835
Securities	**2,246,089**	2,026,953	1,462,281
Loans and Bills Discounted	**3,883,522**	5,329,108	4,801,904
Foreign Exchanges	**8,624**	11,085	149,251
Collateral Related to Securities Borrowing Transactions	**96,505**	8,021	122,394
Other Assets	**423,027**	395,957	364,211
Premises and Equipment	**86,710**	73,715	82,565
Deferred Discounts on and Issuance Expenses for Debentures	**244**	860	469
Deferred Tax Assets	**17,202**	30	17,695
Consolidation Adjustment Accounts	**—**	205	—
Customers' Liabilities for Acceptances and Guarantees	**87,785**	148,457	114,411
Reserve for Loan Losses	**(322,637)**	(395,662)	(370,033)
Total Assets	**¥7,699,243**	¥8,626,993	¥8,069,554
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Debentures	**¥2,188,691**	¥3,704,431	¥2,786,355
Deposits, Including NCDs	**2,633,101**	2,400,309	2,260,755
Call Money	**76,887**	40,032	329,900
Commercial Paper	**—**	—	1,000
Trading Liabilities	**182,707**	225,298	173,580
Borrowed Money	**437,510**	424,923	459,272
Foreign Exchanges	**4**	1,000	65
Payables under Repurchase Agreements	**113,055**	—	—
Collateral Related to Securities Lending Transactions	**726,136**	332,520	582,198
Other Liabilities	**574,086**	704,987	707,042
Reserve for Bonuses Payable	**5,258**	4,724	8,584
Reserve for Retirement Benefits	**20,463**	21,413	22,766
Reserve for Loss on Disposition of Premises and Equipment	**159**	2,768	53
Deferred Tax Liabilities	**—**	8,898	0
Acceptances and Guarantees	**87,785**	148,457	114,411
Total Liabilities	**7,045,847**	8,019,767	7,445,987
Minority Interests in Subsidiaries	**2**	29	33
Stockholders' Equity:			
Capital Stock:			
Common Stock	**180,853**	180,853	180,853
Preferred Stock	**270,443**	270,443	270,443
Capital Surplus	**18,558**	18,558	18,558
Retained Earnings	**168,101**	120,500	145,094
Net Unrealized Gain on Securities Available-for-Sale, Net of Taxes	**12,488**	14,420	5,790
Foreign Currency Translation Adjustments	**2,948**	2,419	2,794
Treasury Stock, at Cost	**(0)**	(0)	(0)
Total Stockholders' Equity	**653,393**	607,196	623,534
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	**¥7,699,243**	¥8,626,993	¥8,069,554

See Notes to Semi-Annual Consolidated Financial Statements.

Consolidated Statements of Income

Shinsei Bank, Limited and Consolidated Subsidiaries
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Millions of Yen		
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)
Income:			
Interest Income:	**¥ 60,226**	¥ 84,610	¥155,481
Interest on Loans and Discounts	**49,010**	65,421	116,577
Interest and Dividends on Securities	**6,744**	9,978	24,213
Other Interest Income	**4,471**	9,210	14,690
Fees and Commissions	**10,139**	5,094	11,277
Trading Revenue	**5,398**	738	1,912
Other Operating Income	**16,219**	23,769	35,648
Other Income	**19,826**	35,915	42,241
Total Income	**111,810**	150,128	246,561
Expenses:			
Interest Expenses:	**25,149**	38,495	67,072
Interest and Discounts on Debentures	**11,923**	25,440	43,124
Interest on Deposits	**4,985**	3,259	5,398
Other Interest Expenses	**8,239**	9,795	18,548
Fees and Commissions	**1,779**	1,511	3,474
Trading Expenses	**—**	—	126
Other Operating Expenses	**20,033**	17,045	21,452
General and Administrative Expenses	**34,487**	33,893	69,514
Other Expenses	**8,409**	25,755	44,581
Total Expenses	**89,859**	116,702	206,221
Income before Income Taxes and Minority Interests	**21,950**	33,426	40,339
Income Taxes:			
Current	**484**	201	314
Deferred	**(4,967)**	—	(21,227)
Minority Interests in Net Income (Loss) of Subsidiaries	**(30)**	29	32
Net Income	**¥ 26,464**	¥ 33,195	¥ 61,219

See Notes to Semi-Annual Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Shinsei Bank, Limited and Consolidated Subsidiaries
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Millions of Yen		
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)
Common Stock:			
Balance at Beginning of Period	**¥180,853**	¥180,853	¥180,853
Balance at End of Period	**180,853**	180,853	180,853
Preferred Stock:			
Balance at Beginning of Period	**270,443**	270,443	270,443
Balance at End of Period	**270,443**	270,443	270,443
Capital Surplus:			
Balance at Beginning of Period	**18,558**	18,558	18,558
Balance at End of Period	**18,558**	18,558	18,558
Retained Earnings:			
Balance at Beginning of Period	**145,094**	94,194	94,194
Dividends Paid	**(3,457)**	(6,888)	(10,319)
Net Income	**26,464**	33,195	61,219
Balance at End of Period	**168,101**	120,500	145,094
Net Unrealized Gain on Securities Available-for-Sale, Net of Taxes:			
Balance at Beginning of Period	**5,790**	16,341	16,341
Net Change during the Period	**6,697**	(1,921)	(10,551)
Balance at End of Period	**12,488**	14,420	5,790
Foreign Currency Translation Adjustments:			
Balance at Beginning of Period	**2,794**	2,455	2,455
Net Change during the Period	**154**	(35)	339
Balance at End of Period	**2,948**	2,419	2,794
Treasury Stock, at Cost:			
Balance at Beginning of Period	**(0)**	(0)	(0)
Balance at End of Period	**(0)**	(0)	(0)
Total	**¥653,393**	¥607,196	¥623,534

See Notes to Semi-Annual Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited and Consolidated Subsidiaries
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Millions of Yen		
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)
I. Cash Flows from Operating Activities:			
Income before Income Taxes and Minority Interests	¥ **21,950**	¥ 33,426	¥ 40,339
Depreciation	**1,467**	751	2,066
Net Change in Reserve for Loan Losses	**(47,395)**	(168,228)	(193,857)
Net Change in Other Reserve	**(5,522)**	5,372	7,869
Interest Income	**(60,226)**	(84,610)	(155,481)
Interest Expenses	**25,398**	38,495	67,072
Investment Loss (Gain)	**8,277**	(7,590)	13,935
Net Exchange Gain (Loss)	**33,987**	(92)	(43,987)
Net Change in Trading Assets	**10,083**	(51,772)	(59,286)
Net Change in Trading Liabilities	**9,126**	(28,385)	(80,103)
Net Change in Loans and Bills Discounted	**913,140**	858,212	1,403,255
Net Change in Deposits, Including NCDs	**372,336**	(818,525)	(958,079)
Net Change in Debentures (Other than Subordinated Debt)	**(580,905)**	112,307	(754,892)
Net Change in Borrowed Money (Other than Subordinated Borrowings)	**6,465**	42,163	35,605
Net Change in Deposits with Banks	**25,576**	59,642	204,466
Net Change in Call Loans, Other Debt Purchased and Collateral Related to Securities Borrowing Transactions	**145,102**	164,684	(193,378)
Net Change in Call Money, Commercial Paper, Payables under Repurchase Agreements and Collateral Related to Securities Lending Transactions	**2,979**	(83,988)	456,557
Net Change in Foreign Exchange Assets	**140,626**	(313)	(138,479)
Net Change in Foreign Exchange Liabilities	**(61)**	893	(41)
Interest Received	**59,570**	84,282	129,322
Interest Paid	**(31,715)**	(52,052)	(88,608)
Net Change in Money Held in Trust for Trading Purposes	**(126,349)**	29,638	(681)
Others, Net	**(41,398)**	192,361	242,792
Subtotal	**882,513**	326,670	(63,595)
Income Taxes Paid	**(352)**	(1,313)	(166)
Net Cash Provided by (Used in) Operating Activities	**882,161**	325,356	(63,761)
II. Cash Flows from Investing Activities:			
Purchase of Investments	**(1,988,659)**	(1,464,854)	(2,745,257)
Proceeds from Sales of Investments	**204,523**	577,380	1,221,613
Proceeds from Maturity of Investments	**908,704**	842,476	1,993,880
Purchase of Premises and Equipment	**(6,779)**	(59,838)	(63,258)
Proceeds from Sales of Premises and Equipment	**597**	15,065	15,260
Net Payment for Acquisition of New Subsidiaries and Affiliates	**(5)**	(876)	(1,733)
Net Cash (Used in) Provided by Investing Activities	**(881,618)**	(90,646)	420,505
III. Cash Flows from Financing Activities:			
Repayment of Subordinated Borrowings	**(23,000)**	(122,500)	(134,500)
Payment for Redemption of Subordinated Debt	**(11,452)**	(111,304)	(135,915)
Redemption of Foreign Bonds	**—**	(11,000)	(11,700)
Dividends Paid	**(3,457)**	(6,888)	(10,319)
Net Cash Used in Financing Activities	**(37,910)**	(251,693)	(292,435)
IV. Net Change in Cash and Cash Equivalents	**(37,367)**	(16,983)	64,308
V. Cash and Cash Equivalents at Beginning of Period	**131,610**	67,302	67,302
VI. Cash and Cash Equivalents at End of Period	¥ **94,243**	¥ 50,319	¥ 131,610

See Notes to Semi-Annual Consolidated Financial Statements.
Notes: 1. Investments consist of securities and money held in trust.
2. Cash and cash equivalents consists of cash on hand, deposits with the Bank of Japan and non-interest-bearing deposits.

1. Basis of Presentation

The accompanying semi-annual consolidated financial statements of Shinsei Bank, Limited (the "Bank"), and its consolidated subsidiaries, stated in Japanese yen, are prepared on the basis of accounting principles and practices generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the semi-annual consolidated financial statements prepared under the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. Accordingly, the accompanying semi-annual consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain reclassifications and rearrangements have been made to present the accompanying semi-annual consolidated financial statements in a form which is familiar to readers outside Japan. In addition, certain information normally included in the notes to the financial statements is not presented in the accompanying semi-annual consolidated financial statements. Financial statements for prior periods were reclassified to conform to the presentation in the current period. Yen amounts have been rounded off to millions of yen and the totals do not necessarily agree with the sum of the individual amounts.

2. Consolidation

The Bank applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated in principle and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method. All significant intercompany transactions, account balances and unrealized profits and losses have been eliminated in consolidation.

The number of subsidiaries and affiliates at September 30, 2002 and 2001, and March 31, 2002, are as follows:

	Number of Companies		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Consolidated Subsidiaries	27	16	23
Unconsolidated Subsidiary	1	—	—
Affiliates	2	3	1

3. Adoption of New Accounting Standards

Effective April 1, 2002, the Bank has adopted the Industry Audit Committee Report No. 24, "Tentative Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA on February 13, 2002. This pronouncement requires a change to fair value accounting from the deferral method for derivatives accounted for as a "macro hedge," following the transitional period ending March 31, 2003.

Also, effective April 1, 2002, the Bank has adopted the Industry Audit Committee Report No. 25, "Tentative Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry," issued by the JICPA on July 29, 2002. Under the pronouncement, fair value accounting shall be applied for fund swap and currency swap transactions, following the transitional period ending March 31, 2003.

As the Bank has adopted the transitional applications described in both the above pronouncements, there were no effects on the Bank's semi-annual consolidated financial statements.

Since the current six-month period, the Bank has adopted Financial Accounting Standard No. 1 "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There was no effect on the Bank's semi-annual consolidated financial statements for the current six-month period, following the adoption of this standard.

Non-Consolidated Balance Sheets

Shinsei Bank, Limited
September 30, 2002 and 2001, and March 31, 2002

	Millions of Yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
ASSETS			
Cash and Due from Banks	**¥ 274,735**	¥ 484,089	¥ 376,301
Call Loans	**88,100**	88,527	296,559
Commercial Paper and Other Debt Purchased	**105,025**	252	2,798
Trading Assets	**564,724**	627,426	591,014
Money Held in Trust	**253,603**	71,509	130,328
Securities	**2,264,287**	2,045,288	1,493,048
Loans and Bills Discounted	**4,000,463**	5,447,750	5,012,174
Foreign Exchanges	**8,624**	11,085	149,251
Collateral Related to Securities Borrowing Transactions	**96,505**	8,021	122,394
Other Assets	**410,249**	363,940	345,069
Premises and Equipment	**22,019**	16,476	17,375
Deferred Discounts on and Issuance Expenses for Debentures	**217**	660	345
Deferred Tax Assets	**17,086**	—	17,644
Customers' Liabilities for Acceptances and Guarantees	**139,242**	285,581	183,783
Reserve for Loan Losses	**(323,109)**	(397,014)	(371,461)
Total Assets	**¥7,921,775**	¥9,053,596	¥8,366,626
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Debentures	**¥2,154,345**	¥3,585,264	¥2,735,251
Deposits, Including NCDs	**2,688,117**	2,586,560	2,384,032
Call Money	**76,887**	40,032	329,900
Commercial Paper	**—**	—	1,000
Trading Liabilities	**319,231**	444,226	347,667
Borrowed Money	**463,631**	536,561	515,061
Foreign Exchanges	**39**	1,039	66
Payables under Repurchase Agreements	**113,055**	—	—
Collateral Related to Securities Lending Transactions	**726,136**	332,520	582,198
Other Liabilities	**565,646**	605,340	639,750
Reserve for Bonuses Payable	**4,416**	4,563	7,802
Reserve for Retirement Benefits	**20,432**	21,376	22,732
Reserve for Loss on Disposition of Premises and Equipment	**159**	2,693	53
Deferred Tax Liability	**—**	8,898	—
Acceptances and Guarantees	**139,242**	285,581	183,783
Total Liabilities	**7,271,341**	8,454,658	7,749,299
Stockholders' Equity:			
Capital Stock:			
Common Stock	**180,853**	180,853	180,853
Preferred Stock	**270,443**	270,443	270,443
Capital Surplus	**18,558**	18,558	18,558
Retained Earnings	**168,091**	114,663	141,687
Net Unrealized Gain on Securities Available-for-Sale, Net of Taxes	**12,487**	14,419	5,785
Treasury Stock, at Cost	**(0)**	(0)	(0)
Total Stockholders' Equity	**650,434**	598,938	617,327
Total Liabilities and Stockholders' Equity	**¥7,921,775**	¥9,053,596	¥8,366,626

Non-Consolidated Statements of Income

Shinsei Bank, Limited
For the Six Months Ended September 30, 2002 and 2001, and the Year Ended March 31, 2002

	Millions of Yen		
	Sept. 30, 2002 (6 months)	Sept. 30, 2001 (6 months)	Mar. 31, 2002 (1 year)
Income:			
Interest Income:	**¥ 65,190**	¥ 85,269	¥163,060
Interest on Loans and Discounts	**50,103**	65,365	117,813
Interest and Dividends on Securities	**10,444**	10,174	29,518
Other Interest Income	**4,641**	9,729	15,729
Fees and Commissions	**8,949**	4,442	10,908
Trading Revenue	**1,072**	619	561
Other Operating Income	**2,488**	8,182	10,448
Other Income	**29,567**	38,808	46,143
Total Income	**107,267**	137,321	231,123
Expenses:			
Interest Expenses:	**25,522**	40,521	70,508
Interest and Discounts on Debentures	**11,255**	22,312	38,375
Interest on Deposits	**5,371**	5,032	8,417
Other Interest Expenses	**8,894**	13,175	23,716
Fees and Commissions	**1,742**	1,488	3,441
Trading Expenses	**386**	—	300
Other Operating Expenses	**17,019**	5,606	8,210
General and Administrative Expenses	**32,875**	32,433	66,867
Other Expenses	**4,762**	26,905	42,121
Total Expenses	**82,308**	106,954	191,450
Income before Income Taxes	**24,958**	30,367	39,672
Income Taxes:			
Current	**14**	83	137
Deferred	**(4,918)**	—	(21,204)
Net Income	**¥ 29,862**	¥ 30,283	¥ 60,738

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Stock:
5,000,000,000
Preferred Stock:
674,528,000

Number of Shares Issued
Common Stock:
2,717,075,212
Preferred Stock:
Series 2 74,528,000
Series 3 600,000,000

Number of Stockholders
4

Stockholders
New LTCB Partners C.V.
Deposit Insurance Corporation of Japan
Resolution and Collection Corporation
GGR Cayman L.P.
(As of September 30, 2002)

Network
Americas:
New York Representative Office
Grand Cayman Branch
Shinsei Bank Finance N.V.
Domestic:
Head Office (Tokyo)
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Hibiya Branch
Roppongi Branch
Shibuya Branch
Hiroo Branch
Meguro Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
(As of January 31, 2003)

SHINSEI BANK

For further information, please contact
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: webmaster@shinseibank.co.jp

Printed in Japan on recycled paper

04 FEB 19 AM 7:21

EXHIBIT A-4

04 FEB 19 AM 7:21


Better Banking

Summary of Japanese Disclosure Material 2002 (English Translation)

SHINSEI BANK

Contents

Consolidated Financial Statements

The accompanying consolidated financial statements are the English translation of the financial statements of Shinsei Bank, Limited (the "Bank"), originally prepared in the Japanese language and are included in the Bank's annual report, which is derived from financial statements voluntarily prepared in accordance with Article 193 of the Securities and Exchange Law in Japan. Translation of notes to the 2001 financial statements is not presented.

The accompanying supplemental schedules are also the English translation of the schedules originally prepared in the Japanese language in accordance with Article 21 of the Banking Law, and are included in the Bank's annual report.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Subsidiaries

Assets

March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Loans and Bills Discounted (Notes 1-9)	¥6,187,320	**¥4,801,904**
Foreign Exchanges (Note 7)	10,771	**149,251**
Securities (Notes 8, 10 and 11)	1,988,518	**1,462,281**
Money Held in Trust	96,477	**172,835**
Trading Assets (Note 11)	382,222	**443,972**
Other Debt Purchased	18,555	**68,980**
Call Loans	276,000	**296,559**
Cash and Due from Banks (Note 8)	477,482	**342,055**
Other Assets (Note 8)	409,708	**486,605**
Premises and Equipment (Notes 8 and 13)	28,852	**82,565**
Deferred Discounts on and Issuance Expenses for Debentures	1,425	**469**
Deferred Tax Assets	30	**17,695**
Customers' Liabilities for Acceptances and Guarantees	172,238	**114,411**
Reserve for Loan Losses	(563,891)	**(370,033)**
Total Assets	¥9,485,711	**¥8,069,554**

Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity

March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Debentures (Note 14)	¥3,670,417	**¥2,786,355**
Deposits (Note 8)	2,165,341	**1,864,862**
Negotiable Certificates of Deposit	1,053,493	**395,893**
Borrowed Money (Notes 8 and 15)	550,835	**459,272**
Trading Liabilities	253,684	**173,580**
Commercial Paper	62,000	**1,000**
Call Money (Note 8)	255,200	**329,900**
Foreign Exchanges	107	**65**
Collateral Related to Securities Lending Transactions	—	**582,198**
Other Liabilities (Note 12)	685,929	**707,042**
Reserve for Bonuses Payable	—	**8,584**
Reserve for Retirement Benefits	19,612	**22,766**
Reserve for Loss on Disposition of Premises and Equipment	3,921	**53**
Deferred Tax Liabilities	10,084	**0**
Acceptances and Guarantees (Note 8)	172,238	**114,411**
Total Liabilities	¥8,902,865	**¥7,445,987**
Minority Interests in Subsidiaries	—	**33**
Capital Stock	451,296	**451,296**
Capital Surplus	18,558	**18,558**
Earned Surplus	94,194	**145,094**
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	16,341	**5,790**
Foreign Currency Translation Adjustments	2,455	**2,794**
Subtotal	582,846	**623,534**
Treasury Stock, at Cost	(0)	**(0)**
Total Stockholders' Equity	582,846	**623,534**
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	¥9,485,711	**¥8,069,554**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Subsidiaries

Years Ended March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Operating Income	¥299,281	**¥235,967**
Interest Income	211,468	**155,481**
Interest on Loans and Discounts	168,468	**116,397**
Interest and Dividends on Securities	16,141	**24,213**
Interest on Call Loans and Bills Discounted	673	**180**
Interest on Receivables under Resale Agreement	—	**0**
Interest on Deposits with Banks	11,687	**4,538**
Other Interest Income	14,496	**10,151**
Fees and Commissions	12,819	**11,277**
Trading Revenue	4,672	**1,912**
Other Business Income	3,890	**35,648**
Other Operating Income	66,430	**31,647**
Operating Expenses	203,735	**196,511**
Interest Expenses	125,624	**67,072**
Interest on Debentures	81,110	**41,976**
Amortization of Discount on Debentures	1,698	**1,148**
Interest on Deposits	11,532	**4,737**
Interest on Negotiable Certificates of Deposit	1,843	**661**
Interest on Borrowings	20,317	**13,151**
Interest on Commercial Paper	53	**15**
Interest on Call Money and Bills Rediscounted	276	**56**
Other Interest Expenses	8,791	**5,325**
Fees and Commissions	2,278	**3,474**
Trading Expenses	—	**126**
Other Business Expenses	4,697	**21,452**
General and Administrative Expenses	63,899	**69,514**
Other Operating Expenses	7,235	**34,871**
Provisions to Reserve for Loan Losses	—	**728**
Other Operating Expenses (Note 1)	7,235	**34,143**
Net Operating Income	95,546	**39,455**
Extraordinary Income	8,737	**10,593**
Gain on Disposal of Premises and Equipment	2,014	**10,587**
Recoveries of Written-Off Claims	703	**4**
Reversal of Reserve for Contingent Liabilities from Brokering of Financial Futures Transactions	0	**—**
Other Extraordinary Income	6,018	**1**
Extraordinary Expenses	13,325	**9,709**
Loss on Disposal of Premises and Equipment	4,604	**9,419**
Provision for Loss on Disposition of Premises and Equipment	3,844	**53**
Other Extraordinary Expenses	4,876	**237**
Income before Income Taxes and Minority Interests	90,958	**40,339**
Income Tax Expense—Current	442	**314**
Income Tax Expense (Benefit)—Deferred	56	**(21,227)**
Minority Interests in Net (Income) Loss of Subsidiaries	(6)	**32**
Net Income	¥ 90,464	**¥ 61,219**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earned Surplus (Deficit)

Shinsei Bank, Limited, and Subsidiaries

Years Ended March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Balance at Beginning of Year	¥(277,125)	**¥ 94,194**
Increase	280,854	**—**
Transfer from Capital Surplus	280,854	**—**
Decrease	—	**10,319**
Cash Dividends	—	**10,319**
Net Income	90,464	**61,219**
Balance at End of Year	¥ 94,194	**¥145,094**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Subsidiaries

Years Ended March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Cash Flows from Operating Activities:		
Income before Income Taxes and Minority Interests	¥ 90,958	¥ 40,339
Depreciation	865	2,066
Amortization of Consolidation Goodwill	—	659
Equity in Losses of Affiliates	82	136
Decrease in Reserve for Loan Losses	(302,608)	(193,857)
Decrease in Reserve for Derivative-Related Credit Risk	(1,295)	—
Increase in Reserve for Bonuses Payable	—	8,584
Decrease in Reserve for Retirement Benefits	(15,512)	—
Increase in Reserve for Retirement Benefits	19,612	3,153
Increase (Decrease) in Reserve for Loss on Disposition of Premises and Equipment	3,841	(3,868)
Decrease in Other Reserve	(0)	—
Interest Income	(211,468)	(155,481)
Interest Expenses	125,624	67,072
Net (Gain) Loss on Sales, Redemption and Devaluation of Securities	(54,639)	8,425
Net Gain on Money Held in Trust	(340)	(1,793)
Net Exchange Loss (Gain)	11,930	(43,987)
Net Loss (Gain) on Sales of Premises and Equipment	2,589	(1,115)
Net Decrease (Increase) in Trading Assets	162,897	(59,286)
Net Decrease in Trading Liabilities	(24,192)	(80,103)
Net Decrease in Loans and Bills Discounted	1,528,145	1,403,255
Net Increase (Decrease) in Deposits	119,296	(300,479)
Net Increase (Decrease) in Negotiable Certificates of Deposit	322,022	(657,600)
Net Decrease in Debentures (Other Than Subordinated Debt)	(2,997,923)	(754,892)
Net (Decrease) Increase in Borrowed Money (Other Than Subordinated Borrowings)	(47,243)	35,605
Net Decrease in Due from Banks (Other Than Deposit with the Bank of Japan)	479,624	204,466
Net Decrease (Increase) in Call Loans and Other Debt Purchased	70,125	(70,983)
Net Decrease (Increase) in Collateral Related to Securities Borrowing Transactions	100,109	(122,394)
Net Increase in Call Money	9,993	74,700
Net Increase (Decrease) in Commercial Paper	61,500	(61,000)
Net (Decrease) Increase in Collateral Related to Securities Lending Transactions	(707,692)	442,857
Net Decrease in Payable Related to Trading Transactions	—	(12,511)
Net Decrease (Increase) in Foreign Exchange Assets	3,522	(138,479)
Net Decrease in Foreign Exchange Liabilities	(163)	(41)
Net Increase in Due to Trust Account	—	46,510
Interest Received	204,082	129,322
Interest Paid	(157,782)	(88,608)
Net (Increase) Decrease in Money Held in Trust	(94,455)	6,622
Other, Net	(236,127)	209,087
Subtotal	(1,534,618)	(63,620)
Income Taxes Paid	(618)	(141)
Net Cash Used in Operating Activities	(1,535,236)	(63,761)
Cash Flows from Investing Activities:		
Purchases of Securities	(7,192,332)	(2,660,233)
Proceeds from Sales of Securities	4,136,735	1,217,776
Proceeds from Redemption of Securities	3,996,997	1,993,880
Investment in Money Held in Trust (Other)	(1,681)	(2,113)
Proceeds from Disposition of Money Held in Trust (Other)	—	3,836
Investment in Money Held in Trust (Held to Maturity)	—	(82,910)
Purchases of Premises and Equipment	(1,238)	(63,258)
Proceeds from Sales of Premises and Equipment	6,332	15,260
Payment for Acquisition of New Subsidiary	—	(1,322)
Proceeds from Acquisition of New Subsidiary	1,118	—
Payment for Investing in New Affiliates	—	(410)
Net Cash Provided by Investing Activities	945,932	420,505
Cash Flows from Financing Activities:		
Repayment of Subordinated Borrowings	(309,900)	(134,500)
Payment for Redemption of Subordinated Debts	(74,188)	(135,915)
Redemption of Foreign Bonds	(3)	(11,700)
Dividends Paid	—	(10,319)
Net Cash Used in Financial Activities	(384,092)	(292,435)
Net Increase (Decrease) in Cash and Cash Equivalents	(973,396)	64,308
Cash and Cash Equivalents at Beginning of Year	1,040,698	67,302
Increase in Cash and Cash Equivalents Due to Inclusion of Subsidiaries in Consolidation	0	—
Cash and Cash Equivalents at End of Year	¥ 67,302	¥ 131,610

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Shinsei Bank, Limited, and Subsidiaries

Principles of Consolidation and Significant Accounting Policies
(For the year ended March 31, 2002)

1. Consolidated Subsidiaries

Consolidated subsidiaries: 23 companies
Major subsidiaries:
Shinsei Trust & Banking Co., Ltd.
Shinsei Business Service Co., Ltd.
Shinsei Securities Co., Ltd.

From this consolidated fiscal year, Shinsei Investment Management Co., Ltd., is included due to its establishment; Chowa Tatemono Co., Ltd., and Chogin Card Co., Ltd., are included because of the purchase of stocks; BM Asset Management Co., Ltd., EQUION COMPANY, LIMITED, APOLLO FINANCE CO., LTD., Dolphin Japan Investment Y.K. and four other companies are included due to the acquisition of controlling power.

YMS3 is excluded because of sales of stocks during this consolidated fiscal year.

There are no unconsolidated subsidiaries.

2. Affiliate Accounted for using the Equity Method

Non-consolidated affiliate accounted for using the equity method: One company
Major company:
BlueBay Asset Management Limited

Value Management Institute, Inc., is excluded because of sales of stocks during this fiscal year.

In addition, Chowa Tatemono Co., Ltd., and Chogin Card Co., Ltd., are excluded because the Bank purchased their stocks and these companies are consolidated in the current fiscal year.

3. Fiscal Year-End of Consolidated Subsidiaries

(a) The respective fiscal periods of consolidated subsidiaries are as follows:
December 31: 2 companies
March 31: 21 companies

(b) One consolidated subsidiary with a fiscal period ending on December 31 is consolidated using its provisional financial statements as of March 31.

The other consolidated subsidiary with a fiscal period ending on December 31 is consolidated using its financial statements as of its respective fiscal period with appropriate adjustments.

4. Summary of Significant Accounting Policies

(a) Securities

Held-to-maturity securities are stated at net book value using the moving average method. Available-for-sale securities whose fair value is readily determinable are stated at fair value at the balance sheet date, and available-for-sale securities without fair value are stated at cost or net book value determined by the moving average method.

The unrealized gains and losses on available-for-sale securities are recorded directly in a separate component of stockholders' equity, net of income tax.

Securities included in money held in trust are stated at the same method as stated in (a) above and (b) below.

(b) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from price differences among markets are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims purchased for trading purposes are stated at fair value, and financial derivatives related to trading positions are stated at the estimated amounts that would be settled if such positions were terminated at the balance sheet date.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

In estimating the settlement prices for financial derivatives included in trading assets and trading liabilities assuming they were terminated at the balance sheet date, liquidation risks and credit risks are taken into account.

(c) Valuation of Derivatives

Derivatives (except those included in trading accounts) are stated at estimated fair value.

(d) Depreciation Method

Premises and equipment are principally depreciated as follows:

Buildings:	The straight-line method over their estimated useful lives (6–50 years)
Equipment:	The declining-balance method over their estimated useful lives (4–15 years)

The useful lives of the Bank's computers were changed from six years to four or five years. As a result, net operating income and income before income taxes and minority interests decreased by ¥132 million.

Capitalized software for internal use is amortized using the straight-line method based on its estimated useful lives (principally five years) determined by the Bank and its consolidated subsidiaries.

Leased assets owned by the subsidiaries are depreciated principally by the straight-line method over their lease term.

(e) Deferred Charges

The Bank's deferred charges are amortized as follows:

(i) Discounts on discount debentures are amortized using the straight-line method over the terms of the debentures.

(ii) Debenture issuance expenses are amortized using the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code of Japan.

(iii) Deferred charges related to the issuance of subsidiaries' debentures are amortized using the straight-line method over the terms of the debentures.

(iv) Formation costs of the subsidiaries have been expensed in the period incurred.

(f) Reserve for Loan Losses

Reserve for loan losses of the Bank and the domestic trust and banking subsidiary have been established based on the Bank's internal rules for establishing the reserve, in accordance with the guidelines released by the Japanese Institute of Certified Public Accountants (JICPA) related to self-assessment of asset quality for financial institutions.

The precondition of exercise of the cancellation right has been taken into account in estimating the reserve amount. Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement dated February 9, 2000, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value.

All loans and commitments that the Bank has extended to its customers are classified into one of five categories for self-assessment purposes: "normal," "caution, including special supervision segment," "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy."

The reserve for loan losses for the "normal" and "caution, including special supervision segment," categories is calculated based on the specific actual past loss ratio and is recorded as a general reserve.

The reserve for the "possible bankruptcy" category is calculated based on the residuals, if any, considering the debtor's ability to pay, where residual is the debt amount after deducting the estimated recoverable value from disposition of collateral and enforcement of any guarantees. The reserve for the "possible bankruptcy" category is recorded as a specific reserve.

The reserve for the "virtual bankruptcy" and "legal bankruptcy" categories is the amount in excess of the estimated value of collateral or guarantees, if any, and is recorded as a specific reserve.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by branches and credit supervision divisions based on the Bank's internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from the branches and credit supervision divisions, conducts audits of these assessments.

The consolidated subsidiaries, except the domestic trust bank subsidiary, calculate the general reserve for "normal" and "caution, including special supervision segment," categories based on the specific actual past loss ratio, and the specific reserve for "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy" categories based on estimated loss, considering the recoverable value.

(g) Reserve for Bonuses Payable

Of the estimated amount of bonuses to be paid to employees, the portion attributable to this consolidated fiscal year is accrued as reserve for bonuses payable.

(h) Reserve for Retirement Benefits

Reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation and pension assets as of the end of the fiscal year.

Net actuarial gain/loss is amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence. The transitional unrecognized net retirement benefit obligation of ¥16,753 million is amortized using the straight-line method over 15 years.

(i) Reserve for Loss on Disposition of Premises and Equipment

Reserve for loss on disposition of premises and equipment is established based on an estimate of expenses for relocation of departments within the Head Office building. The reserve is stipulated by Section 2 of Article 287 of the Commercial Code of Japan.

(j) Translation of Foreign Currency

Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date.

Foreign currency-denominated assets and liabilities recorded by the consolidated subsidiaries are translated into yen at the exchange rates prevailing at the end of the fiscal year.

(k) Accounting for Lease Transactions
Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer the ownership of leased equipment to the lessee.

(l) Hedge Accounting
The interest rate risk arising from various financial instruments such as loans, deposits and other items is managed as a whole using the macro-hedging method, in which derivative transactions are used. This methodology of risk control is in line with the risk adjustment approach provided in "Tentative Treatment in Accounting and Auditing for Banks on Application of Accounting Standard for Financial Instruments" (JICPA Industry Audit Committee Report No. 15), and the deferred hedging method is applied by the Bank. The effectiveness of hedging is evaluated by reviewing whether the amount of risk arising from derivatives used for hedging has been within the limit of the approved amount of risk provided by the Bank's *Risk Management Policy*, and whether the interest rate risk related to hedged items has been decreased by this method.

In addition to macro hedge accounting, deferral hedge accounting and fair value hedge accounting are applied for certain assets and liabilities of the Bank.

The deferral hedge accounting is applied for certain assets and liabilities of the consolidated subsidiaries.

(m) Consumption Tax
Consumption tax and local consumption tax are excluded from transaction amounts.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are wholly evaluated at fair value.

6. Amortization of the Consolidation Adjustment Accounts
The consolidation adjustment accounts have been written off in the fiscal period during which they occurred.

7. Appropriation of Earned Surplus
Cash dividends and transfer to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of earned surplus is approved by the Board of Directors and/or at the General Meeting of Stockholders.

8. Cash and Cash Equivalents
Cash and cash equivalents in the consolidated statements of cash flows are defined as "cash," "deposits with Bank of Japan," and "non-interest deposits," which are all included in cash and due from banks in the consolidated balance sheets.

Change of Presentation

(For the year ended March 31, 2002)

As of March 31, 2001, collateral related to securities lending transactions was shown as a part of other liabilities. As of March 31, 2002, it is indicated separately, since it exceeded 5% of the total amount of liabilities, minority interests and stockholders' equity at March 31, 2002. Collateral related to securities lending transactions as of March 31, 2001, was ¥139,341 million.

Supplementary Information

(For the year ended March 31, 2002)

Financial Instruments Accounting
In accordance with the application of the accounting standard for financial instruments, the following accounting treatments have been applied effective April 2001.

Gensaki transactions, securities purchased under resale agreements and securities sold under repurchase agreements, which had been accounted for as purchases and sales until March 31, 2001, have changed to be accounted for as financial transactions in the *gensaki* purchased account and the *gensaki* sold account, effective April 1, 2001. However, there is no impact on the securities balance as there were no *gensaki* transactions outstanding at the end of the consolidated fiscal year.

Foreign Currency Transactions Accounting
Until the fiscal year ended March 31, 2001, the Bank applied the "New Accounting Standard for Foreign Currency Transactions" based on the report "Tentative Treatments for Auditing for Banks on an Occasion where the 'New Accounting Standard for Foreign Currency Transactions' has Continued to be Applied," issued by the JICPA on April 10, 2000. Effective April 1, 2001, the Bank adopted the revised accounting standard for foreign currency transactions (based on the report "Opinions on the Revision of the Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999), except transactions for which the Industry Audit Committee Report No. 20 "Tentative Treatments in Accounting and Auditing for Banks on Accounting Standard for Foreign Currency Transactions" issued by the JICPA is applied. In accordance with this change, securities decreased ¥30 million. However, this had no impact on net operating income or income before income taxes for the fiscal year ended March 31, 2002.

To hedge exchange risks of foreign currency-denominated securities available-for-sale (except debt securities), deferral hedge accounting and fair value hedge accounting are adopted with the conditions that the foreign currency-denominated securities subject to hedging have been designated in advance, and that spot-forward liabilities exceeding the acquisition cost on a foreign currency basis exist in the relevant foreign currency-denominated securities, based on the Industry Audit Committee Report No. 20 "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA.

For fund swap transactions, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the fiscal year-end. This treatment was based on the Industry Audit Committee Report No. 20 issued by the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of fund lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions for which the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment date and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are booked in interest income and expense accounts on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at the fiscal year-end. This treatment is also pursuant to the provisions of Industry Audit Committee Report No. 20 issued by the JICPA.

Relating to the Consolidated Balance Sheets
As of March 31, 2001, accrued bonuses to employees were included in other liabilities. As of March 31, 2002, the payable amounts are shown as a reserve for bonuses payable based on "the display subject in the financial statement of bonus payable" (the JICPA research center trial information No. 15). The effects on this change were to decrease other liabilities by ¥8,584 million and to increase the reserve for bonuses payable by the same amount.

Notes to Consolidated Balance Sheets

(As of March 31, 2002)

1. Loans and bills discounted held by the Bank and its subsidiaries include loans to borrowers in bankruptcy and past due loans, totaling ¥200,697 million and ¥475,200 million, respectively, at March 31, 2002.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. "Loans to borrowers in bankruptcy" represent nonaccrual loans to debtors who are legally bankrupt (prescribed by Corporation Tax Law Enforcement Order). "past due loans" are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

2. "Past due loans (three months or more)" amounted to ¥93,568 million at March 31, 2002.

"Past due loans (three months or more)" are loans for which the principal and/or interest is three months or more past due, but exclude "loans to borrowers in bankruptcy" and "past due loans."

3. "Restructured loans" amounted to ¥274,049 million at March 31, 2002.

"Restructured loans" are loans where the Bank and its subsidiaries relax lending conditions, such as by reducing the original interest rate, or by forbearing interest or principal repayments to support the borrowers' reorganization, but exclude "loans to borrowers in bankruptcy," "past due loans" and "past due loans (three months or more)."

4. The total amounts of "loans to borrowers in bankruptcy," "past due loans," "past due loans (three months or more)," and "restructured loans" reflected in items 1 to 3 (totaling ¥1,043,516 million) represent the contractual principal balance prior to reduction for the reserve for loan losses.

5. As for "loan participation," the total outstanding amount deducted from the loan account is ¥126,281 million. This "off balance" treatment is in accordance with guidelines issued by the JICPA.

6. The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥172,945 million for the year ended March 31, 2002, with the subordinated certificates retained by the Bank, totaling ¥65,253 million as of March 31, 2002, recorded as loans. A loan loss reserve was established based on the entire loan balance in the amount of ¥238,198 million of the senior certificates portion, taking into consideration all credit risks to be absorbed by the subordinated certificates.

7. The total face amounts of commercial bills, bills of exchange under documentary credits, etc., held as a result of discounting bills was ¥2,597 million.

8. Assets pledged as collateral and debt collateralized at the end of the fiscal year are as follows:

Loans and bills discounted	¥133,422 million
Securities	¥416,756 million
Cash and due from banks	¥3,290 million
Other assets	¥9 million
Debts collateralized:	
Deposits	¥1,550 million
Borrowed money	¥20 million
Call money and bills sold	¥240,800 million
Acceptances and guarantees	¥6,226 million

In addition, securities with a carrying value of ¥296,018 million are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

Furthermore, the amount of security deposit and others included in premises and equipment is ¥6,251 million, margin for future transactions included in other assets is ¥1,064 million and collateral related to securities borrowing transactions is ¥125,262 million.

9. The overdraft agreements and commitment line agreements in connection with loans are agreements wherein disbursements of funds up to a certain limited amount upon request by the customer concerned is committed unless there is any breach of terms and conditions stipulated in the agreement. The balance of the amount yet to be drawn down with respect to such agreements is ¥1,352,246 million, out of which the remaining agreement term is less than one year for ¥1,119,730 million.

Since many of such agreements expire without any draw down, the balance of the amount yet to be drawn down does not necessarily affect the future cash flow of the Bank. Many of such agreements include conditions to the effect that the Bank has the right to reject the draw down of the loan requested or to reduce the amount of the credit line depending on changes in financial circumstances, protection of claims or other reasonable grounds. Further, in addition to taking real estate or securities, etc., as collateral at the time of conclusion of the agreements, after the conclusion of agreements the Bank periodically checks the financial performance, etc., of the customers according to the pre-instituted internal rules, and whenever necessary reviews the agreements or takes measures for protection of claims.

10. Securities includes shares of affiliated companies of ¥639 million.

11. Securities loaned based on a loan agreement of a deposit agreement (including securities lending transactions and securities lending transactions with cash as collateral) are included in securities and trading securities shown in trading assets, and amounted to ¥606,796 million in total.

12. Unrealized gain or loss with respect to hedging items is stated as deferred loss on hedging transactions and is included in other assets after netting. The gross amount of deferred loss on hedge transactions before such setoff is ¥49,113 million and the gross amount of deferred gain on hedge transactions is ¥37,428 million.

13. Accumulated depreciation of premises and equipment totaled ¥7,584 million.

14. Subordinated debentures of ¥54,262 million is included in debentures at the end of the fiscal year.

15. Subordinated debt of ¥349,600 million is included in borrowed money at the end of the fiscal year.

Note to Consolidated Statements of Income (For the year ended March 31, 2002)

1. Loss on redemption of bonds of ¥10,033 million is included in other operating expenses at March 31, 2002.

Note to Consolidated Statements of Cash Flows (For the year ended March 31, 2002)

1.The relationship between cash and cash equivalents at end of year and cash and due from banks in the consolidated balance sheets is explained as follows:

Cash and due from banks	¥ 342,055 million
Interest bearing deposits included in due from banks (other than deposits with the Bank of Japan)	¥(210,445) million
Cash and cash equivalents	¥ 131,610 million

Lease Transactions (For the year ended March 31, 2002)

1. Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, at March 31, 2002, were as shown below.

As Lessee

• Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2002, were as follows:

	Equipment	Other	Total
Acquisition cost	¥1,629 million	¥529 million	¥2,158 million
Accumulated depreciation	¥1,086 million	¥378 million	¥1,465 million
Net balance	¥542 million	¥150 million	¥693 million

• Lease obligations at March 31, 2002 consisted of the following:

	Due within One Year	Due after One Year	Total
Obligations	¥373 million	¥340 million	¥714 million

• Total lease payments were ¥718 million, and depreciation expense was ¥671 million for the year ended March 31, 2002. Depreciation is calculated using the straight-line method over the lives of the respective leased assets, with zero residual value. Interest expense was ¥29 million for the year ended March 31, 2002.

As Lessor

• Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2002, were as follows:

	Equipment	Other	Total
Acquisition cost	¥7,596 million	¥1,925 million	¥9,522 million
Accumulated depreciation	¥3,941 million	¥758 million	¥4,699 million
Net balance	¥3,655 million	¥1,167 million	¥4,822 million

• Future lease payment receivables as of March 31, 2002, consisted of the following:

	Due within One Year	Due after One Year	Total
Receivables	¥3,144 million	¥1,676 million	¥4,821 million

• Total lease revenue, depreciation expense and interest received for the year ended March 31, 2002, were ¥10,929 million, ¥8,988 million and ¥1,940 million, respectively. Depreciation is calculated using the straight-line method over the lease term, with zero residual value.

2. Operating leases as lessee at March 31, 2002, consisted of the following:

	Due within One Year	Due after One Year	Total
Obligations	¥2 million	¥6 million	¥8 million

Derivative Financial Instruments (For the year ended March 31, 2002)

Purposes

The Bank and its subsidiaries use derivative financial instruments primarily to hedge risks for customers and to manage the potential risks in their own portfolios of assets and liabilities as a part of asset and liability management.

Risk Exposure

Derivatives transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank and its subsidiaries use Value-at-Risk (VaR) modeling to quantify the maximum total exposure. In the internal model, the Bank measures the VaR based on one year of historical data and the assumptions of a 10-day holding period and a 99% confidence interval. According to this model, the maximum VaR due to general market risk in the Bank's trading account including derivatives during the year ended March 31, 2002, was ¥1,205 million, the minimum was ¥98 million and the average was ¥587 million. During the year ended March 31, 2001, the maximum VaR was ¥407 million, the minimum was ¥113 million and the average was ¥233 million. To manage credit risk, the Bank analyzes the current exposure and potential exposure, particularly for over-the-counter (OTC) derivatives such as swap transactions. The consolidated credit risk amount under the capital adequacy ratio for domestic banking was calculated as ¥297.4 billion as of March 31, 2002.

Risk Management System

The Risk Management Division, which is independent of the front office, is responsible for risk management for the entire Bank. This division controls market risk measures on a daily basis, monitors the market risk status of both the banking and trading divisions and reports to the directors in charge periodically. Credit risk is also controlled by the unified credit line established for major derivatives products. Credit exposure is monitored accordingly and the Bank may require collateral, etc., to reduce credit risk as the case may be.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest

and as an indicator representative of the volume of transactions, but that those values do not necessarily reflect market risk or credit risk, etc.

Reserve for Retirement Benefits

(For the year ended March 31, 2002)

1. The Bank and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans as well as unfunded severance indemnities plans covering most of their regular employees.

2. The following presents the funded status and actuarial assumptions at March 31, 2002.

Projected benefit obligation (A)	¥(80,560) million
Fair value of plan assets (B)	¥40,364 million
Funded status (projected benefit obligation in excess of plan assets) (C)=(A)+(B)	¥(40,196) million
Unrecognized obligation at transition (D)	¥14,519 million
Unrecognized net actuarial losses (E)	¥2,910 million
Reserve for retirement benefits (F)=(C)+(D)+(E)	¥(22,766) million

3. The following components of net periodic retirement benefit cost for the plans are included in general and administrative expenses and other expenses for the year ended March 31, 2002.

Service cost	¥2,103 million
Interest cost	¥2,149 million
Expected return on plan assets	¥(1,254) million
Amortization of net actuarial losses (amortized over 14.74 years)	¥223 million
Amortization of unrecognized obligation at transition (amortized over 15 years)	¥1,116 million
Other (extraordinary severance benefit expensed, etc.)	¥3,311 million
Net periodic retirement benefit cost	¥7,650 million

4. Actuarial Assumptions

(a) Discount rate: 2.8%

(b) Expected rate of return on plan assets: 3.1%

(c) Periodic distribution method for the estimated total amount of retirement benefits: Equal amount standard

(d) The actuarial difference is amortized over 14.74 years using the straight-line method.

(e) The unrecognized obligation at transition is amortized over 15 years using the straight-line method.

Income Taxes

(For the year ended March 31, 2002)

1. The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities at March 31, 2002, were as follows:

Deferred tax assets	
Reserve for loan losses	¥126,838 million
Tax loss carryforwards	¥281,671 million
Securities	¥6,859 million
Unamortized gain on swap cancellation	¥4,051 million
Reserve for retirement benefits	¥8,167 million
Unrealized losses on money held in trust	¥2,934 million
Reserve for bonuses payable	¥2,489 million
Other	¥6,893 million
Subtotal	¥439,905 million
Valuation allowance	¥(418,637) million
Total deferred tax assets	¥21,268 million
Deferred tax liabilities	
Unrealized gains on securities available-for-sale	¥3,562 million
Other	¥10 million
Total deferred liabilities	¥3,573 million
Net deferred tax assets	¥17,695 million

2. A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the year ended March 31, 2002, was as follows:

Normal effective statutory tax rate	38.1%
Increase (decrease) in taxes resulting from:	
Permanently non-deductible expenses	0.1
Valuation allowance	(94.0)
Change in enacted tax rate	2.1
Other	1.9
Effective income tax rate	(51.8)%

Per Share Information

(For the year ended March 31, 2002)

Total stockholders' equity	¥105.50
Net income	¥21.11
Diluted net income	¥15.10

Related Party Transactions

(For the year ended March 31, 2002)

1. Parent Company and Major Corporate Stockholders

There are no corresponding items.

2. Directors and Major Individual Stockholders

(Millions of Yen)

Attribute	Name of Company	Location	Capital	Business Field	Voting Stock Held (%)	Relationship: Concurrent Directors, etc.	Relationship: Business Relationship	Description of the Transactions	Transaction Amount	Account	End of Term Balance
Company in which the majority vote is owned by a director of the Bank	Rippleweed Holdings Management LLC (Note 1)	Delaware, United States of America	0	Advisory and consulting services	—	One concurrent office holder	Advisory services, etc.	Purchase of advice and other services relating to the management of the Bank	472	Prepaid expenses	177
Company in which the majority vote is owned by a director of the Bank	JCF Management L.P. (Note 2)	Delaware, United States of America	—	Advisory and consulting services	—	One concurrent office holder	Advisory services, etc.	Purchase of advice and other services relating to the management of the Bank	492	—	—
Company in which the majority vote is owned by a director of the Bank	J.C. Flowers & Co., LLC (Note 3)	Delaware, United States of America	0	Advisory and consulting services	—	One concurrent office holder	Sublease of office space	Rental income through a sublet of vacant space in the New York Representative Office	65	—	—

Notes: 1. A director of the Bank, Mr.Timothy C. Collins, essentially holds the majority vote and serves concurrently as Senior Managing Director and CEO of the company.
2. A director of the Bank, Mr. J. Christopher Flowers, essentially holds the majority vote and concurrently holds the position of General Partner at the company.
3. A director of the Bank, Mr. J. Christopher Flowers, essentially holds the majority vote and serves concurrently as Chairman of the company.

3. Subsidiaries

There are no corresponding items.

4. Other Affiliates

There are no corresponding items.

Income Analysis (Consolidated)

Note: "Domestic" refers to the Bank (excluding overseas branches) and subsidiaries whose head offices are in Japan. "Overseas" refers to the overseas branches of the Bank and subsidiaries whose head offices are overseas.

Operating Income, Classified by Domestic and Overseas Operations

Years Ended March 31 (Millions of Yen)

	2000				2001				2002			
	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Interest Income, Net	19,973	1,621	—	21,595	89,817	3,153	6,663	86,308	**93,344**	**2,281**	**5,940**	**89,685**
Interest Income	318,050	29,863	7,427	340,486	214,507	17,046	20,085	211,468	**161,842**	**8,908**	**15,269**	**155,481**
Interest Expenses	298,076	28,241	7,427	318,890	124,689	13,893	13,422	125,160	**68,497**	**6,627**	**9,329**	**65,795**
Fees and Commissions, Net	5,445	(554)	—	4,891	10,482	299	241	10,541	**8,326**	**128**	**650**	**7,803**
Fees and Commissions (Income)	7,497	1,791	—	9,289	12,717	420	318	12,819	**11,720**	**263**	**706**	**11,277**
Fees and Commissions (Expenses)	2,052	2,345	—	4,398	2,234	121	77	2,278	**3,394**	**135**	**55**	**3,474**
Trading Income, Net	524	2,124	—	2,649	2,340	2,331	—	4,672	**806**	**1,927**	**948**	**1,785**
Trading Revenue	591	2,137	—	2,728	2,340	2,331	—	4,672	**933**	**1,927**	**948**	**1,912**
Trading Expenses	66	12	—	79	—	—	—	—	**126**	**—**	**0**	**126**
Other Business Income (Loss), Net	(6,165)	(3,150)	—	(9,315)	(403)	(403)	—	(807)	**13,587**	**(250)**	**(859)**	**14,195**
Other Business Income	7,406	434	—	7,841	3,890	—	—	3,890	**34,789**	**493**	**(366)**	**35,648**
Other Business Expenses	13,571	3,584	—	17,156	4,294	403	—	4,697	**21,202**	**743**	**493**	**21,452**

Note: Interest expenses excludes funding costs of money held in trust (¥865 million in 2000, ¥464 million in 2001, ¥1,276 million in 2002).

Average Balance of Interest-Earning Assets and Interest-Bearing Liabilities, Interest and Yields

Domestic

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Average Balance	Interest	Earnings Yield	Average Balance	Interest	Earnings Yield	Average Balance	Interest	Earnings Yield
Interest-Earning Assets	13,231,976	318,050	2.40%	11,234,998	214,507	1.90%	**8,196,749**	**161,842**	**1.97%**
Loans and Bills Discounted	10,407,676	197,440	1.89	7,258,836	166,588	2.29	**5,512,495**	**116,397**	**2.11**
Trading Securities	—	—	—	—	—	—	**—**	**—**	**—**
Securities	1,977,772	25,126	1.27	2,775,531	21,953	0.79	**1,983,661**	**29,518**	**1.48**
Call Loans	408,382	132	0.03	385,047	673	0.17	**128,933**	**180**	**0.13**
Interest on Receivables under Resale Agreement	—	—	—	—	—	—	**3,025**	**0**	**0.00**
Cash and Due from Banks	414,756	6,623	1.59	674,982	12,182	1.80	**386,904**	**5,276**	**1.36**
Interest-Earning Liabilities	14,162,069	298,076	2.10	9,509,312	124,689	1.31	**6,651,628**	**68,497**	**1.02**
Debentures	7,404,240	140,366	1.89	4,994,591	72,168	1.44	**3,463,506**	**38,345**	**1.10**
Deposits	2,306,122	16,741	0.72	2,202,330	13,082	0.59	**1,505,295**	**6,996**	**0.46**
Negotiable Certificates of Deposit	1,025,270	2,785	0.27	569,922	1,843	0.32	**856,431**	**661**	**0.07**
Commercial Paper	290	8	2.82	27,052	53	0.19	**12,968**	**15**	**0.12**
Call Money	685,623	2,006	0.29	105,311	276	0.26	**90,380**	**56**	**0.06**
Borrowed Money	2,791,479	44,533	1.59	920,236	28,935	3.14	**600,898**	**18,358**	**3.05**

Notes: 1. Interest-earning assets excludes the average balance of non-interest-bearing deposits included in due from banks (¥142,075 million in 2000, ¥26,228 million in 2001, ¥33,470 million in 2002).
2. Interest-earning liabilities excludes the average funding balance of money held in trust (¥51,961 million in 2000, ¥23,366 million in 2001, ¥141,560 million in 2002).

Overseas

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Average Balance	Interest	Earnings Yield	Average Balance	Interest	Earnings Yield	Average Balance	Interest	Earnings Yield
Interest-Earning Assets	676,784	29,863	4.41%	317,960	17,046	5.36%	**242,326**	**8,908**	**3.67%**
Loans and Bills Discounted	504,499	19,527	3.87	241,908	11,127	4.59	**157,627**	**5,207**	**3.30**
Trading Securities	—	—	—	—	—	—	**—**	**—**	**—**
Securities	8,330	232	2.79	—	—	—	**—**	**—**	**—**
Call Loans	42,888	1,616	3.76	—	—	—	**—**	**—**	**—**
Interest on Receivables under Resale Agreement	—	—	—	—	—	—	**—**	**—**	**—**
Cash and Due from Banks	121,063	3,640	3.00	76,052	3,321	4.36	**84,699**	**3,007**	**3.55**
Interest-Earning Liabilities	1,016,300	28,241	2.77	721,415	13,893	1.92	**608,107**	**6,627**	**1.08**
Debentures	276,011	8,653	3.13	242,527	10,999	4.53	**158,252**	**5,155**	**3.25**
Deposits	437,638	10,003	2.28	385,223	1,356	0.35	**351,047**	**748**	**0.21**
Negotiable Certificates of Deposit	203	12	5.99	—	—	—	**—**	**—**	**—**
Commercial Paper	—	—	—	—	—	—	**—**	**—**	**—**
Call Money	9,403	0	0.00	—	—	—	**—**	**—**	**—**
Borrowed Money	292,433	4,478	1.53	93,664	1,538	1.64	**98,807**	**738**	**0.74**

Note: Interest-earning assets excludes the average balance of non-interest-bearing deposits included in due from banks (¥1,405 million in 2000).

Total

Years Ended March 31

(Millions of Yen)

	2000						
	Average Balance			Interest			
	Subtotal	Elimination	Total	Subtotal	Elimination	Total	Earnings Yield
Interest-Earning Assets	13,908,760	448,160	13,460,599	347,913	7,427	340,486	2.52%
Loans and Bills Discounted	10,912,175	258,764	10,653,410	216,968	5,403	211,564	1.98
Trading Securities	—	—	—	—	—	—	—
Securities	1,986,102	726	1,985,376	25,359	—	25,359	1.27
Call Loans	451,271	—	451,271	1,749	—	1,749	0.38
Cash and Due from Banks	535,819	188,669	347,150	10,263	2,023	8,240	2.37
Interest-Earning Liabilities	15,178,370	447,434	14,730,936	326,317	7,427	318,890	2.16
Debentures	7,680,251	—	7,680,251	149,020	—	149,020	1.94
Deposits	2,743,760	66,111	2,677,648	26,745	2,023	24,721	0.92
Negotiable Certificates of Deposit	1,025,473	—	1,025,473	2,797	—	2,797	0.27
Commercial Paper	290	—	290	8	—	8	2.82
Call Money	695,027	—	695,027	2,007	239	1,767	0.25
Borrowed Money	3,083,913	381,322	2,702,590	49,011	5,163	43,847	1.62

(Millions of Yen)

	2001						
	Average Balance			Interest			
	Subtotal	Elimination	Total	Subtotal	Elimination	Total	Earnings Yield
Interest-Earning Assets	11,552,959	392,614	11,160,344	231,554	20,085	211,468	1.89%
Loans and Bills Discounted	7,500,745	241,784	7,258,961	177,715	9,246	168,468	2.32
Trading Securities	—	—	—	—	—	—	—
Securities	2,775,531	24,012	2,751,519	21,953	5,811	16,141	0.58
Call Loans	385,047	—	385,047	673	—	673	0.17
Cash and Due from Banks	751,034	126,817	624,216	15,504	3,816	11,687	1.87
Interest-Earning Liabilities	10,230,728	391,548	9,839,179	138,582	13,422	125,160	1.27
Debentures	5,237,119	23,483	5,213,636	83,168	358	82,809	1.58
Deposits	2,587,553	51,784	2,535,768	14,439	2,906	11,532	0.45
Negotiable Certificates of Deposit	569,922	—	569,922	1,843	—	1,843	0.32
Commercial Paper	27,052	—	27,052	53	—	53	0.19
Call Money	105,311	—	105,311	276	—	276	0.26
Borrowed Money	1,013,901	316,281	697,620	30,474	10,156	20,317	2.91

(Millions of Yen)

	2002						
	Average Balance			**Interest**			
	Subtotal	**Elimination**	**Total**	**Subtotal**	**Elimination**	**Total**	**Earnings Yield**
Interest-Earning Assets	**8,439,075**	**363,462**	**8,075,613**	**170,750**	**15,269**	**155,481**	**1.92%**
Loans and Bills Discounted	**5,670,122**	**157,627**	**5,512,495**	**121,605**	**5,207**	**116,397**	**2.11**
Trading Securities	—	—	—	—	—	—	—
Securities	**1,983,661**	**36,486**	**1,947,175**	**29,518**	**5,304**	**24,213**	**1.24**
Call Loans	**128,933**	—	**128,933**	**180**	—	**180**	**0.13**
Interest on Receivables under Resale Agreement	**3,025**	—	**3,025**	**0**	—	**0**	**0.00**
Cash and Due from Banks	**471,603**	**169,348**	**302,255**	**8,283**	**3,744**	**4,538**	**1.50**
Interest-Earning Liabilities	**7,259,735**	**334,388**	**6,925,347**	**75,124**	**9,329**	**65,795**	**0.95**
Debentures	**3,621,759**	**7,412**	**3,614,346**	**43,501**	**376**	**43,124**	**1.19**
Deposits	**1,856,343**	**84,699**	**1,771,644**	**7,744**	**3,007**	**4,737**	**0.26**
Negotiable Certificates of Deposit	**856,431**	—	**856,431**	**661**	—	**661**	**0.07**
Commercial Paper	**12,968**	—	**12,968**	**15**	—	**15**	**0.12**
Call Money	**90,380**	—	**90,380**	**56**	—	**56**	**0.06**
Borrowed Money	**699,705**	**242,276**	**457,428**	**19,096**	**5,945**	**13,151**	**2.87**

Notes: 1. Interest-earning assets excludes the average balance of non-interest-bearing deposits included in due from banks (¥143,480 million in 2000, ¥26,228 million in 2001, ¥33,470 million in 2002).
2. Interest-earning liabilities excludes the average funding balance of money held in trust (¥51,961 million in 2000, ¥23,366 million in 2001, ¥141,560 million in 2002).

Fees and Commissions

Years Ended March 31 (Millions of Yen)

	2000				2001				2002			
	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Fees and Commissions (Income)	7,497	1,791	—	9,289	12,717	420	318	12,819	**11,720**	**263**	**706**	**11,277**
Debentures, Deposits and Loans	3,154	737	—	3,892	7,485	—	—	7,485	**4,157**	**—**	**—**	**4,157**
Remittances and Transfers	341	0	—	342	291	—	—	291	**256**	**—**	**—**	**256**
Securities-Related Business	2,095	—	—	2,095	2,565	—	—	2,565	**2,357**	**—**	**—**	**2,357**
Agency	344	—	—	344	391	—	—	391	**717**	**—**	**—**	**717**
Safe Deposits	37	—	—	37	28	—	—	28	**14**	**—**	**—**	**14**
Guarantees	828	197	—	1,026	644	—	77	566	**496**	**—**	**—**	**496**
Fees and Commissions (Expenses)	2,052	2,345	—	4,398	2,234	121	77	2,278	**3,394**	**135**	**55**	**3,474**
Remittances and Transfers	109	0	—	109	86	—	—	86	**122**	**—**	**—**	**122**

Trading Transactions

Years Ended March 31 (Millions of Yen)

	2000			2001				2002			
	Domestic	Overseas	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Trading Revenue	591	2,137	2,728	2,340	2,331	—	4,672	**933**	**1,927**	**948**	**1,912**
Revenue from Trading Securities	—	—	—	102	—	—	102	**542**	**—**	**—**	**542**
Revenue from Securities Related to Trading Transactions	—	—	—	—	66	—	66	**391**	**(234)**	**—**	**156**
Revenue from Trading-Related Financial Derivatives Transactions	—	2,037	2,037	1,695	2,265	—	3,960	**—**	**2,161**	**948**	**1,213**
Other	591	100	691	542	—	—	542	**—**	**—**	**—**	**—**
Trading Expenses	66	12	79	—	—	—	—	**126**	**—**	**0**	**126**
Expenses on Trading Securities	66	—	66	—	—	—	—	**0**	**—**	**0**	**—**
Expenses on Securities Related to Trading Transactions	—	12	12	—	—	—	—	**—**	**—**	**—**	**—**
Expenses on Trading-Related Financial Derivatives Transactions	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Other	—	—	—	—	—	—	—	**126**	**—**	**—**	**126**

Trading Assets and Liabilities (Year-End Balance)

March 31 (Millions of Yen)

	2000				2001				2002			
	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Trading Assets	543,859	56,141	54,880	545,120	382,187	60,685	60,650	382,222	**444,425**	**18,896**	**19,350**	**443,972**
Trading Securities	224,184	—	—	224,184	1,086	—	—	1,086	**256,500**	**—**	**399**	**256,100**
Derivatives of Trading Securities	—	—	—	—	1	—	—	1	**—**	**—**	**—**	**—**
Securities Related to Trading Transactions	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Derivatives of Securities Related to Trading Transactions	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Trading-Related Financial Derivatives	314,677	56,141	54,880	315,938	272,649	60,685	60,650	272,685	**187,924**	**18,896**	**18,950**	**187,871**
Other	4,997	—	—	4,997	108,449	—	—	108,449	**—**	**—**	**—**	**—**
Trading Liabilities	323,550	—	45,674	277,876	277,593	—	23,909	253,684	**192,215**	**9,064**	**27,699**	**173,580**
Trading Securities Sold for Short Sales	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Derivatives of Trading Securities	0	—	—	0	—	—	—	—	**—**	**—**	**—**	**—**
Securities Related to Trading Transactions Sold for Short Sales	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Derivatives of Securities Related to Trading Transactions	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**
Trading-Related Financial Derivatives	323,550	—	45,674	277,875	277,593	—	23,909	253,684	**192,215**	**9,064**	**27,699**	**173,580**
Other	—	—	—	—	—	—	—	—	**—**	**—**	**—**	**—**

Details of Operations (Consolidated)

Note: "Domestic" refers to the Bank (excluding overseas branches) and subsidiaries whose head offices are in Japan. "Overseas" refers to the overseas branches of the Bank and subsidiaries whose head offices are overseas.

Debentures and Deposits

Outstanding Balance of Debentures

March 31 (Millions of Yen)

	2000			2001				2002			
	Domestic	Overseas	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Coupon Debentures	5,932,523	—	5,932,523	2,949,633	—	—	2,949,633	2,437,936	—	—	2,437,936
Discount Debentures	528,868	—	528,868	518,924	—	—	518,924	292,484	—	—	292,484
Other	15,190	254,212	269,402	11,700	238,293	48,133	201,859	—	70,888	14,953	55,934
Total	6,476,582	254,212	6,730,795	3,480,257	238,293	48,133	3,670,417	2,730,421	70,888	14,953	2,786,355

Balance of Deposits

March 31 (Millions of Yen)

	2000			2001				2002			
	Domestic	Overseas	Total	Domestic	Overseas	Elimination	Total	Domestic	Overseas	Elimination	Total
Deposits											
Liquid Deposits	504,093	—	504,093	444,414	—	—	444,414	528,839	—	—	528,839
Fixed-Term Deposits	979,632	395,616	1,375,249	1,250,342	370,860	—	1,621,203	921,282	318,279	—	1,239,561
Other	166,702	—	166,702	162,800	—	63,076	99,724	150,642	—	54,181	96,460
Subtotal	1,650,428	395,616	2,046,045	1,857,557	370,860	63,076	2,165,341	1,600,764	318,279	54,181	1,864,862
Negotiable Certificates of Deposit	731,470	—	731,470	1,053,493	—	—	1,053,493	395,893	—	—	395,893
Total	2,381,899	395,616	2,777,516	2,911,051	370,860	63,076	3,218,835	1,996,657	318,279	54,181	2,260,755

Loans

Loans and Bills Discounted, Classified by Industry

March 31 (Millions of Yen)

	2000		2001		2002	
	Year-End Balance	Percentage of Total	Year-End Balance	Percentage of Total	Year-End Balance	Percentage of Total
Domestic Operations (Excluding Japan Offshore Market Account)	7,703,340	100.00%	6,171,362	100.00%	4,759,871	100.00%
Manufacturing	968,760	12.58	873,237	14.15	628,928	13.21
Agriculture	2,037	0.03	1,888	0.03	341	0.01
Forestry	1,113	0.01	1,051	0.02	996	0.02
Fisheries	15,724	0.20	15,271	0.25	12,031	0.25
Mining	35,779	0.46	30,368	0.49	23,184	0.49
Construction	373,185	4.84	159,260	2.58	107,737	2.26
Electric Power, Gas, Heat Supply and Water Supply	502,996	6.53	424,896	6.88	351,332	7.38
Transportation and Communications	704,486	9.15	646,623	10.48	483,442	10.16
Wholesale and Retail	830,503	10.78	556,445	9.02	310,759	6.53
Finance and Insurance	1,711,480	22.22	1,442,157	23.37	1,541,881	32.39
Real Estate	1,005,578	13.05	887,771	14.39	674,338	14.17
Services	1,012,925	13.15	728,977	11.81	390,972	8.21
Local Government	112,526	1.46	96,619	1.57	—	—
Other	426,242	5.54	306,793	4.96	233,922	4.92
Overseas Operations and Japan Offshore Market Account	7,683	100.00%	15,957	100.00%	42,032	100.00%
Public Sector	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	7,683	100.00	15,957	100.00	42,032	100.00
Total	7,711,024		6,187,320		4,801,904	

Risk-Monitored Loans

March 31 (Millions of Yen)

	2000		2001		2002	
Loans and Bills Discounted	7,711,024	100.00%	6,187,320	100.00%	**4,801,904**	**100.00%**
Loans to Borrowers in Bankruptcy	188,166	2.44	358,653	5.80	**200,697**	**4.18**
Past Due Loans	800,716	10.38	402,880	6.51	**475,200**	**9.90**
Past Due Loans (Three Months or More)	22,665	0.29	12,853	0.21	**93,568**	**1.95**
Restructured Loans	778,815	10.10	440,250	7.12	**274,049**	**5.71**
Total	1,790,362	23.22	1,214,637	19.63	**1,043,516**	**21.73**

Reserve for Loan Losses

March 31 (Millions of Yen)

	2000	2001	2002
General Reserve	317,557	220,677	**191,768**
Specific Reserve	548,652	342,916	**178,108**
Reserve for Loans to Restructuring Countries	308	296	**156**
Total	866,518	563,891	**370,033**

Loans to Restructuring Countries, Classified by Country

March 31 (Millions of Yen)

2000		2001		2002	
Country	Year-End Balance	Country	Year-End Balance	Country	Year-End Balance
Indonesia	722	Indonesia	618	Indonesia	**398**
Russia	91	Russia	114	Russia	**92**
Others (Three Countries)	8	Other (One Country)	0	Others (Two Countries)	**5**
Total	822	**Total**	733	**Total**	**496**
Ratio of Total Amounts to Total Assets	0.00%	Ratio of Total Amounts to Total Assets	0.01%	Ratio of Total Amounts to Total Assets	**0.01%**

Note: Restructuring countries include foreign governments, foreign central banks, other foreign government-related bodies, foreign nationally owned corporations and privately owned corporations of these countries. They also include foreign governments and related bodies against which the Bank is required to make provisions to the reserve for loans to restructuring countries in accordance with the JICPA Ad Hoc Committee for Audit of Banks Report No. 4.

Securities

Breakdown of Balance of Securities

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic	Overseas	Total	Domestic	Overseas	Total	**Domestic**	**Overseas**	**Total**
Japanese Government Bonds	2,385,948	—	2,385,948	1,329,888	—	1,329,888	**939,435**	**—**	**939,435**
Japanese Local Government Bonds	11,994	—	11,994	124	—	124	**29**	**—**	**29**
Japanese Corporate Bonds	31,029	—	31,029	82,280	—	82,280	**48,573**	**—**	**48,573**
Equity Securities	357,591	—	357,591	9,234	—	9,234	**4,610**	**—**	**4,610**
Other Securities	18,139	—	18,139	566,990	—	566,990	**469,632**	**—**	**469,632**
Securities Loaned	—	—	—						
Total	2,804,703	—	2,804,703	1,988,518	—	1,988,518	**1,462,281**	**—**	**1,462,281**

Note: Other securities includes foreign bonds and foreign equity securities.

Off-Balance Sheet Transactions (Consolidated)

Notional Amounts of Derivatives and Forward Foreign Exchange Transactions

March 31 (Billions of Yen)

	2000			2001			2002		
	Portion Applicable to Capital Adequacy Ratio	Portion Not Applicable to Capital Adequacy Ratio	Total Notional Amount	Portion Applicable to Capital Adequacy Ratio	Portion Not Applicable to Capital Adequacy Ratio	Total Notional Amount	Portion Applicable to Capital Adequacy Ratio	Portion Not Applicable to Capital Adequacy Ratio	Total Notional Amount
Swaps	16,754.4	—	16,754.4	14,364.2	—	14,364.2	**10,384.4**	**—**	**10,384.4**
Interest Rate Swaps	15,468.0	—	15,468.0	13,006.8	—	13,006.8	**9,337.8**	**—**	**9,337.8**
Currency Swaps	1,286.3	—	1,286.3	1,357.3	—	1,357.3	**1,046.5**	**—**	**1,046.5**
Forward Foreign Exchange Transactions	3.5	34.6	38.2	524.6	78.2	602.9	**389.9**	**82.1**	**472.1**
Options	282.9	237.8	520.8	272.1	363.1	635.2	**318.0**	**365.4**	**683.5**
Interest Rate Options	282.9	233.7	516.7	256.8	330.5	587.3	**228.7**	**292.0**	**520.7**
Sold	—	233.7	233.7	—	330.5	330.5	**—**	**292.0**	**292.0**
Bought	282.9	—	282.9	256.8	—	256.8	**228.7**	**—**	**228.7**
Currency Options	—	4.0	4.0	15.2	32.5	47.8	**89.3**	**73.4**	**162.7**
Sold	—	4.0	4.0	—	32.5	32.5	**—**	**73.4**	**73.4**
Bought	—	—	—	15.2	—	15.2	**89.3**	**—**	**89.3**
Other Derivatives Transactions	—	1,745.4	1,745.4	—	76.3	76.3	**—**	**569.9**	**569.9**
Credit Derivatives Transactions	—	—	—	—	—	—	**106.6**	**—**	**106.6**
Total	17,040.9	2,018.0	19,058.9	15,161.0	517.7	15,678.8	**11,199.0**	**1,017.5**	**12,216.6**

Notes: 1. Notional amounts, with which actual interest payments are calculated, represent the volume of transactions and do not measure the exposure to credit or market risk.
2. At March 31, 2002, credit risk assets related to derivatives and forward foreign exchange transactions accounted for 1.15% of total consolidated risk assets. At March 31, 2001, the corresponding figure was 1.38%. At March 31, 2002, the Bank's total risk assets on a consolidated basis were ¥5,759.2 billion, and credit risk assets related to derivatives and forward foreign exchange transactions amounted to ¥66.5 billion. The corresponding amounts at March 31, 2001, were ¥6,586.0 billion and ¥91.0 billion, respectively.

Credit Risk Equivalent Amounts of Derivatives and Forward Foreign Exchange Transactions

March 31 (Billions of Yen)

	2000	2001	2002
Swaps	277.1	279.6	**220.6**
Interest Rate Swaps	140.2	145.7	**128.2**
Currency Swaps	136.9	133.8	**92.3**
Forward Foreign Exchange Transactions	42.5	24.1	**13.4**
Options	2.1	3.1	**5.9**
Interest Rate Options, Bought	2.1	2.7	**2.0**
Currency Options, Bought	0.0	0.3	**3.8**
Other Derivatives Transactions	—	—	**—**
Credit Derivatives Transactions	—	—	**57.4**
Total	321.8	306.9	**297.4**

Notes: 1. Credit risk equivalent amounts are calculated using the current exposure method.
2. For transactions carried out under a legally binding master netting agreement, netting is applied in calculating the credit risk equivalent amounts.

Credit-Related Financial Instruments (Notional Amounts)

March 31 (Billions of Yen)

	2000	2001	2002
Commitments	1,622.2	1,174.8	**1,346.0**
Guaranteed Transactions	243.0	172.2	**114.4**
Other	1,238.0	251.5	**173.0**
Total	3,103.3	1,598.5	**1,633.5**

Note: At March 31, 2002, risk assets in credit-related financial instruments extended by the Bank represented 7.33% of total consolidated risk assets. At March 31, 2001, the corresponding figure was 2.19%. At March 31, 2002, risk assets in credit-related financial instruments extended by the Bank amounted to ¥422.5 billion. At March 31, 2001, the corresponding amount was ¥144.8 billion.

Securities (Consolidated)

Securities Classified as Trading

March 31 (Millions of Yen)

	2001		2002	
	Net Book Value	Gains Included in Profit/Loss	Net Book Value	Gains Included in Profit/Loss
Securities Classified as Trading	109,536	86	**256,100**	**12**

Bonds Classified as Held-to-Maturity with Fair Value

March 31 (Millions of Yen)

	2001					2002				
	Net Book Value	Fair Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Net Book Value	Fair Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Japanese Government Bonds	20	22	1	1	—	**20**	**22**	**1**	**1**	**—**

Available-for-Sale Securities with Fair Value

March 31 (Millions of Yen)

	2001					2002				
	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Equity Securities	1,750	1,986	235	258	22	**1,904**	**1,887**	**(18)**	**10**	**27**
Debentures	1,409,197	1,412,126	2,928	3,104	175	**957,362**	**958,908**	**1,545**	**1,725**	**179**
Japanese Government Bonds	1,328,351	1,329,868	1,516	1,596	80	**938,099**	**939,415**	**1,315**	**1,489**	**174**
Japanese Local Government Bonds	119	124	4	4	—	**25**	**25**	**0**	**0**	**—**
Japanese Corporate Bonds	80,725	82,133	1,408	1,503	95	**19,238**	**19,467**	**229**	**235**	**5**
Other	465,511	488,772	23,261	24,310	1,049	**447,414**	**455,238**	**7,824**	**13,907**	**6,082**
Total	1,876,459	1,902,885	26,426	27,673	1,247	**1,406,681**	**1,416,034**	**9,352**	**15,642**	**6,290**

Notes: 1. Other is mainly foreign bonds.
2. If the fair value is lower than 50% of the net book value, book value is marked to market, unless there is solid evidence that the fair value will recover. If the fair value is higher than 50% but lower than 70%, the Bank assesses the probability of recovery of value, and, if necessary, book value is marked to market.

Available-for-Sale Securities Sold

March 31 (Millions of Yen)

	2001			2002		
	Sales Amount	Gains on Sales	Losses on Sales	Sales Amount	Gains on Sales	Losses on Sales
Available-for-Sale Securities	4,135,707	59,356	2,838	**1,217,776**	**9,403**	**6,330**

Securities with No Available Fair Value

Years Ended March 31 (Millions of Yen)

	2001	2002
Available-for-Sale Securities	85,587	**45,587**
Non-Listed Equity Securities (Except Over-the-Counter Stocks)	7,225	**2,083**
Non-Listed Corporate Bonds	146	**29,106**
Non-Listed Foreign Securities	76,844	**13,189**
Other Securities	1,372	**1,208**
Affiliates' Stocks	21	**639**

Redemption Schedule on Available-for-Sale Securities with Maturities and Bonds Classified as Held-to-Maturity

March 31 (Millions of Yen)

	2001				2002			
	One Year or Less	One to Five Years	Five to Ten Years	More than Ten Years	One Year or Less	One to Five Years	Five to Ten Years	More than Ten Years
Debentures	1,372,990	27,157	12,005	139	**541,171**	**88,897**	**356,690**	**39**
Japanese Government Bonds	1,317,885	11,981	20	—	**530,111**	**66,483**	**342,730**	**—**
Japanese Local Government Bonds	94	25	5	—	**17**	**6**	**4**	**—**
Japanese Corporate Bonds	55,010	15,150	11,979	139	**11,041**	**22,406**	**13,955**	**39**
Other	2,745	170,247	305,686	22,602	**10,927**	**147,864**	**268,780**	**26,336**
Total	1,375,735	197,404	317,692	22,741	**552,098**	**236,761**	**625,470**	**26,376**

Money Held in Trust (Consolidated)

Money Held in Trust Classified as Trading

March 31 (Millions of Yen)

	2001		2002	
	Net Book Value	Gains Included in Profit/Loss	Net Book Value	Gains Included in Profit/Loss
Money Held in Trust Classified as Trading	94,455	70	**87,832**	**(7,703)**

Money Held in Trust Classified as Held-to-Maturity

March 31 (Millions of Yen)

	2001					2002				
	Net Book Value	Fair Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Net Book Value	Fair Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Money Held in Trust Classified as Held-to-Maturity	—	—	—	—	—	**82,910**	**82,910**	—	—	—

Other Money Held in Trust (Money Held in Trust that is Classified Neither as Trading Nor as Held-to-Maturity)

March 31 (Millions of Yen)

	2001					2002				
	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Other Money Held in Trust	2,022	2,022	—	—	—	**2,092**	**2,092**	—	—	—

Net Unrealized Gains on Available-for-Sale Securities and Other Money Held in Trust (Consolidated)

Net Unrealized Gains on Available-for-Sale Securities and Other Money Held in Trust

March 31 (Millions of Yen)

	2001	2002
Net Unrealized Gains	26,426	**9,352**
Available-for-Sale Securities	26,426	**9,352**
Other Money Held in Trust	—	—
Deferred Tax Liabilities	(10,084)	**(3,562)**
Net Unrealized Gains (Before Adjustment)	16,341	**5,790**
Minority Interest	—	—
Parent Company's Share in Net Unrealized Gains on Valuation of Available-for-Sale Securities Held by Affiliates Accounted for by the Equity Method	—	—
Net Unrealized Gains	16,341	**5,790**

Derivative Financial Instruments (Consolidated)

Estimated Fair Value Information for Derivatives Transactions

Interest Rate-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)	Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Listed	Future Contracts	Sold	15,966	—	1	1	**191,902**	**12,602**	**263**	**263**
		Bought	58,917	1,468	34	34	**93,172**	**29,531**	**(342)**	**(342)**
	Interest Rate Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Over-the-Counter	Forward Rate Agreements	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Interest Rate Swaps	Receive Fixed and Pay Floating	5,306,030	3,569,858	256,094	256,094	**3,719,928**	**2,384,640**	**182,319**	**182,319**
		Receive Floating and Pay Fixed	4,378,647	3,027,089	(200,877)	(200,877)	**3,275,534**	**2,149,398**	**(147,998)**	**(147,998)**
		Receive Floating and Pay Floating	322,173	259,042	2,364	2,364	**242,800**	**158,872**	**1,119**	**1,119**
		Receive Fixed and Pay Fixed	5,302	4,302	41	41	**9,301**	**9,211**	**18**	**18**
	Interest Rate Options	Sold	428,154	364,597	(2,846)	(2,846)	**367,081**	**325,028**	**(2,148)**	**(2,148)**
		Bought	214,443	187,200	938	938	**193,432**	**144,800**	**841**	**841**
	Others	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					55,750	55,750			**34,072**	**34,072**

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Currency-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)	Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Currency Swaps		897,139	583,535	(5,970)	(5,970)	**582,380**	**330,387**	**(5,570)**	**(5,570)**
	Forward Exchange Contracts	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Currency Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Other	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					(5,970)	(5,970)			**(5,570)**	**(5,570)**

Notes: 1. The derivatives mentioned above were marked to market and unrealized gains and losses were reported in the consolidated statements of income. Swaps for which hedge accounting was adopted and the swaps mentioned in 2 below are excluded from the table above.

2. Certain swaps are accounted for on an accrual basis, in accordance with the report "Temporary Auditing Treatment for Continuous Application of the New Foreign Exchange Accounting Standard in the Banking Industry" issued by the JICPA on April 10, 2000. Contract value or notional principal of these currency swaps is as follows:

March 31 (Millions of Yen)

	2001			2002		
	Contractual Value or Notional Principal Amount	Estimated Fair Value	Unrealized Gains (Losses)	Contractual Value or Notional Principal Amount	Estimated Fair Value	Unrealized Gains (Losses)
Over-the-Counter Currency Swaps	207,129	(12,665)	(12,665)	**35,797**	**(229)**	**(229)**

The following types of forward foreign exchange and currency options are excluded from the table above: (1) Those marked to market at the fiscal year-end and on which any unrealized gains or losses are reported in the consolidated statements of income; (2) those involving financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets; and (3) those denominated in foreign currencies which have been eliminated in the consolidation process.

The contract value of currency derivatives which are marked to market at the consolidated balance sheet date is as follows:

March 31 (Millions of Yen)

			2001	2002
			Contractual Value or Notional Principal Amount	Contractual Value or Notional Principal Amount
Listed	Currency Futures	Sold	—	—
		Bought	—	—
	Currency Options	Sold	—	—
		Bought	—	—
Over-the-Counter	Forward Exchange Contracts	Sold	212,472	**198,997**
		Bought	106,105	**163,201**
	Currency Options	Sold	23,156	**64,855**
		Bought	24,706	**97,939**
	Other	Sold	—	—
		Bought	—	—

Stock-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
				Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)		Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Listed	Stock Price Index Futures	Sold	—	—	—	—	55	—	—	—
		Bought	—	—	—	—	225	—	(3)	(3)
	Stock Price Index Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Over-the-Counter	Equity Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Stock Price Index Swaps									
	Stock Price Index Receivable/ Interest Floating Rate Payable		—	—	—	—	—	—	—	—
	Stock Price Index Payable/ Interest Floating Rate Receivable		—	—	—	—	—	—	—	—
	Other	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					—	—			(3)	(3)

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Bond-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
				Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)		Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Listed	Bond Futures	Sold	1,492	—	1	1	63,637	—	(376)	(376)
		Bought	—	—	—	—	60,905	—	486	486
	Bond Futures Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Over-the-Counter	Bond Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Others	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					1	1			110	110

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Commodity Derivatives Transactions

The Bank and its subsidiaries have no outstanding positions arising from commodity derivatives transactions as of March 31, 2001 and 2002.

Credit Derivatives Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
				Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)		Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Default Options	Sold	—	—	—	—	41,651	41,651	(568)	(568)
		Bought	—	—	—	—	8,664	3,664	31	31
	Other	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					—	—			(537)	(537)

Notes: 1. Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.
2. "Sold" represents transactions in which credit risk is accepted; "bought" represents transactions in which credit risk is transferred.

Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements are the English translation of the Bank's financial statements originally prepared in the Japanese language and are included in the Bank's annual report, which is derived from financial statements voluntarily prepared in accordance with Article 193 of the Securities and Exchange Law in Japan. Translation of notes to the 2001 financial statements is not presented.

The accompanying supplemental schedules are also the English translation of the schedules originally prepared in the Japanese language in accordance with Article 21 of the Banking Law, and are included in the Bank's annual report.

Non-Consolidated Balance Sheets

Shinsei Bank, Limited

Assets

March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Loans and Bills Discounted (Notes 1-6, 8 and 9)	¥ 6,183,585	**¥5,012,174**
Loans on Deeds	3,706,254	**3,153,592**
Loans on Notes	1,756,376	**1,277,126**
Overdrafts	712,512	**579,417**
Bills Discounted (Note 7)	8,441	**2,038**
Foreign Exchanges	10,771	**149,251**
Foreign Bills Bought (Note 7)	661	**559**
Foreign Bills Receivable	4,205	**3,128**
Due from Foreign Banks	5,904	**145,563**
Securities (Note 8)	2,052,403	**1,493,048**
Japanese Government Bonds (Note 11)	1,329,367	**938,413**
Japanese Local Government Bonds	124	**29**
Japanese Corporate Bonds	82,270	**49,683**
Equity Securities (Note 10)	24,990	**20,079**
Other Securities (Note 11)	615,650	**484,841**
Money Held in Trust	154,638	**130,328**
Trading Assets	596,450	**591,014**
Trading Securities (Note 11)	1,086	**247,637**
Derivatives of Trading Securities	1	**—**
Trading-Related Financial Derivatives	486,913	**343,376**
Other Trading Assets	108,449	**—**
Commercial Paper and Other Debt Purchased	20	**2,798**
Call Loans	276,000	**296,559**
Cash and Due from Banks (Note 8)	558,891	**376,301**
Cash	25,783	**28,114**
Due from Banks	533,107	**348,186**
Other Assets (Note 8)	374,237	**467,463**
Prepaid Expenses	961	**861**
Accrued Income	49,158	**42,419**
Margin on Futures Transactions	50	**69**
Suspense Payment on Futures Transactions	—	**30**
Derivatives	66,283	**36,065**
Deferred Loss of Hedge Transactions (Note 12)	—	**13,326**
Collateral Related to Securities Lending Transactions	—	**122,394**
Other Assets	257,782	**252,297**
Premises and Equipment (Notes 13 and 14)	28,482	**17,375**
Land, Buildings and Others	17,523	**10,243**
Suspense Payment for Construction in Progress	167	**1,104**
Security Deposit and Others	10,791	**6,026**
Deferred Discounts on and Issuance Expenses for Debentures	1,062	**345**
Deferred Discounts on Debentures	883	**176**
Deferred Expenses for Issuance of Debentures	178	**169**
Deferred Tax Assets	—	**17,644**
Customers' Liabilities for Acceptances and Guarantees	378,993	**183,783**
Reserve for Loan Losses	(564,290)	**(371,461)**
Total Assets	¥10,051,246	**¥8,366,626**

 See Notes to Non-Consolidated Financial Statements.

Liabilities and Stockholders' Equity

March 31, 2001 and 2002 (Millions of Yen)

	2001	2002
Debentures	¥ 3,483,957	¥2,735,251
Issuance of Debentures	3,483,957	2,735,251
Deposits (Note 8)	2,240,115	1,988,139
Time Deposits	1,621,283	1,239,561
Deposits at Notice	140,355	71,565
Savings Deposits	253,201	497,797
Current Accounts	62,474	26,231
Other Deposits	162,800	152,982
Negotiable Certificates of Deposit	1,062,693	395,893
Borrowed Money	773,458	515,061
Borrowed Money (Notes 8 and 15)	773,458	515,061
Trading Liabilities	491,856	347,667
Trading-Related Financial Derivatives	491,856	347,667
Bills Sold (Note 8)	185,200	169,100
Commercial Paper	62,000	1,000
Call Money (Note 8)	70,000	160,800
Foreign Exchanges	142	66
Foreign Bills Sold	2	—
Foreign Bills Payable	—	0
Advances from Foreign Banks	3	—
Due to Foreign Banks	136	65
Other Liabilities	692,113	1,221,949
Accrued Expenses	86,002	57,867
Income Taxes Payable	33	34
Unearned Revenue	11,503	6,403
Borrowed Securities	—	123,426
Differences on Futures Transactions	4	69
Derivatives	67,412	51,204
Deferred Gain on Hedge Transactions (Note 12)	2,900	—
Collateral Related to Securities Lending Transactions	139,341	582,198
Payables on Trading Transactions	108,374	95,863
Other Liabilities	276,540	304,880
Reserve for Bonuses Payable	—	7,802
Reserve for Retirement Benefits	19,322	22,732
Reserve for Loss on Disposition of Premises and Equipment	3,844	53
Deferred Tax Liabilities	10,084	—
Acceptances and Guarantees (Note 8)	378,993	183,783
Total Liabilities	9,473,781	7,749,299
Capital Stock	451,296	451,296
Capital Surplus	18,558	18,558
Legal Reserve	—	2,064
Earned Surplus	91,267	139,622
Net Income	91,267	139,622
Net Unrealized Gain on Securities Available-for-Sale, Net of Taxes	16,342	5,785
Treasury Stock, at Cost	—	(0)
Total Stockholders' Equity	577,465	617,327
Total Liabilities and Stockholders' Equity	¥10,051,246	¥8,366,626

Non-Consolidated Statements of Income

Shinsei Bank, Limited

Years Ended March 31, 2001 and 2002

(Millions of Yen)

	2001	2002
Operating Income	¥298,774	**¥220,531**
Interest Income	214,418	**163,060**
Interest on Loans and Discounts	166,500	**117,632**
Interest and Dividends on Securities	21,953	**29,518**
Interest on Bills Discounted	135	**5**
Interest on Call Loans	537	**174**
Interest on Receivables under Resale Agreement	—	**0**
Interest on Deposits with Banks	12,182	**5,271**
Interest on Swaps	11,202	**9,744**
Other Interest Income	1,906	**712**
Fees and Commissions	12,222	**10,908**
Domestic and Foreign Exchange Commissions	291	**258**
Other Fees and Commissions	11,931	**10,650**
Trading Revenue	2,340	**561**
Revenue from Trading Securities and Derivatives	102	**541**
Revenue from Trading-Related Financial Derivatives	1,695	**—**
Other Trading Revenue	542	**—**
Revenue from Securities Related to Trading Transactions	—	**19**
Other Business Income	3,336	**10,448**
Gains on Foreign Exchange Transactions	1,449	**2,260**
Gains on Sales of Investment Bonds	1,098	**3,985**
Other Business Income	789	**4,202**
Other Operating Income	66,456	**35,551**
Gains on Sales of Stocks and Other Equity-Related Securities	58,300	**5,417**
Gains on Money Held in Trust	1,985	**26,760**
Other Income	6,169	**3,373**
Operating Expenses	202,746	**182,047**
Interest Expenses	126,599	**70,508**
Interest on Coupon Debentures	70,547	**37,227**
Amortization of Discount on Debentures	1,698	**1,148**
Interest on Deposits	14,452	**7,755**
Interest on Negotiable Certificates of Deposit	1,843	**661**
Interest on Borrowings	28,935	**18,313**
Interest on Bills Rediscounted	113	**17**
Interest on Commercial Paper	53	**15**
Interest on Call Money	162	**38**
Other Interest Expenses	8,791	**5,330**
Fees and Commissions	2,231	**3,441**
Domestic and Foreign Exchange Commissions	86	**121**
Other Fees and Commissions	2,145	**3,319**
Trading Expenses	—	**300**
Expenses on Trading Securities and Derivatives	—	**174**
Other Trading Expenses	—	**126**
Other Business Expenses	3,695	**8,210**
Amortization of Expenses on Debenture Issuance	467	**334**
Loss on Sales of Investment Bonds	2,825	**5,485**
Devaluation of Investment Bonds	192	**1,618**
Expenses on Derivatives	167	**771**
Other Business Expenses	42	**—**
General and Administrative Expenses	63,163	**66,867**
Other Operating Expenses	7,056	**32,717**
Provision to Reserve for Loan Losses	—	**2,450**
Write-Off of Bad Loans	29	**159**
Losses on Sales of Stocks and Other Equity-Related Securities	182	**866**
Losses on Devaluation of Stocks and Other Securities	1,394	**10,033**
Losses on Money Held in Trust	1,888	**6,766**
Other Expenses	3,560	**12,442**
Net Operating Income	96,027	**38,484**

(Continued on next page)

(Continued from previous page)

(Millions of Yen)

	2001	2002
Extraordinary Income	8,779	**10,591**
Gain on Disposal of Premises and Equipment	2,014	**10,587**
Recoveries of Written-Off Claims	703	**4**
Reversal of Reserve for Contingent Liabilities from Brokering of Financial Futures Transactions	0	**—**
Other Extraordinary Income	6,061	**—**
Extraordinary Expenses	13,317	**9,403**
Loss on Disposal of Premises and Equipment	4,604	**9,350**
Provision to Reserve for Loss on Disposal of Premises and Equipment	3,844	**53**
Other Extraordinary Expenses	4,868	**—**
Income before Income Taxes	91,490	**39,672**
Income Tax Expense—Current	222	**137**
Income Tax Expense (Benefit)—Deferred	—	**(21,204)**
Net Income	¥ 91,267	**¥ 60,738**
Earned Surplus Brought Forward from Previous Term	—	**83,001**
Interim Dividends Paid	—	**3,430**
Legal Reserve of Retained Earnings for Interim Dividends	—	**686**
Unappropriated Earned Surplus	¥ 91,267	**¥139,622**

See Notes to Non-Consolidated Financial Statements.

Non-Consolidated Statements of Appropriation of Earned Surplus

Shinsei Bank, Limited

Years Ended March 31, 2001 and 2002

(Millions of Yen)

		2001 (Approved by the General Meeting of Stockholders June 29, 2001)		2002 (Approved by the General Meeting of Stockholders June 28, 2002)
Unappropriated Earned Surplus		¥91,267		**¥139,622**
Appropriation:		8,266		**4,149**
Dividends Paid:				
Transferred to Legal Reserve (Earned Surplus Reserve)		1,378		**692**
For Preferred Stock A	(¥13.00 per share)	968	**(¥6.50 per share)**	**484**
For Preferred Stock B	(¥4.84 per share)	2,904	**(¥2.42 per share)**	**1,452**
For Common Stock	(¥1.11 per share)	3,015	**(¥0.56 per share)**	**1,521**
Balance Brought Forward to Next Term		¥83,001		**¥135,472**

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements
Shinsei Bank, Limited

Summary of Significant Accounting Policies (For the year ended March 31, 2002)

1. Securities

(a) Stocks of subsidiaries and affiliates are stated at cost determined by the moving average method. Available-for-sale securities whose fair value is readily determinable are stated at the fair value at the balance sheet date and other non-marketable securities are stated at cost or net book value determined by the moving average method. The unrealized gains and losses on available-for-sale securities are recorded directly in a separate component of stockholders' equity, net of income tax.

No debt securities were classified as held-to-maturity at the balance sheet date.

(b) Securities included in money held in trust are stated using the same method as stated in Notes 1(a) above or 2 below.

2. Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from price differences among markets are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at fair value and financial derivatives related to trading positions are stated at the estimated amounts that would be settled if such positions were terminated at the balance sheet date.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

In estimating the settlement prices for financial derivatives included in trading assets and trading liabilities assuming they were terminated at the balance sheet date, liquidation risks and credit risks are taken into account.

3. Valuation of Derivatives

Derivatives (except those included in trading accounts) are stated at estimated fair value.

4. Depreciation Method

(a) Depreciation of buildings is computed using the straight-line method, and equipment is computed using the declining-balance method. Useful lives are as follows:

Buildings: 17 – 50 years
Equipment: 4 – 15 years

Useful lives of computers were changed from six years to four or five years. As a result, net operating income and income before income taxes decreased by ¥132 million.

(b) Capitalized software for internal use is amortized using the straight-line method based on its estimated useful lives (five years).

5. Deferred Charges

Deferred charges are amortized as follows:

(a) Discounts on discount debentures are amortized using the straight-line method over the terms of the debentures.

(b) Debenture issuance expenses are amortized using the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code of Japan.

6. Translation of Foreign Currency

Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date, except that foreign currency-denominated shares of subsidiaries and affiliated companies are translated at the historical exchange rates.

7. Reserves

(a) Reserve for Loan Losses

Reserve for loan losses have been established based on the Bank's internal rules for establishing the reserve, in accordance with the guidelines released by the JICPA related to self-assessment of asset quality for financial institutions.

To estimate the reserve amount, the precondition of exercise of the cancellation right has been taken into account. Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value.

All loans and commitments that have been extended to customers are classified into one of five categories for self-assessment purposes: "normal," "caution, including special supervision segment," "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy."

The reserve for loan losses for the "normal" and "caution, including special supervision segment" categories is calculated based on the specific actual past loss ratio and is recorded as a general reserve.

The reserve for the "possible bankruptcy" category is calculated based on the residuals, if any, considering the debtor's ability to pay, where residual is the debt amount after deducting the estimated recoverable value from disposition of collateral and enforcement of any guarantees. The reserve for the "possible bankruptcy" category is recorded as a specific reserve.

The reserve for the "virtual bankruptcy" and "legal bankruptcy" categories is the amount in excess of the estimated value of collateral or guarantees, if any, and is recorded as a specific reserve.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by the branches and credit supervision divisions based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from the branches and credit supervision divisions, conducts audits of these assessments.

(b) Reserve for Bonuses Payable

Of the estimated amount of bonuses to be paid to employees, the portion attributable to this fiscal year is accrued as reserve for bonuses payable.

(c) Reserve for Retirement Benefits

Reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation and pension assets as of the end of the fiscal year.

Net actuarial gain/loss is amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence. The transitional unrecognized net retirement benefit obligation of ¥16,753 million is amortized using the straight-line method over 15 years.

(d) Reserve for Loss on Disposition of Premises and Equipment

Reserve for loss on disposition of premises and equipment is established based on an estimate of expenses for relocation of departments within the Head Office building.

This reserve fulfills the necessary conditions under Section 2 of Article 287 of the Commercial Code of Japan.

8. Accounting for Lease Transactions

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer the ownership of leased equipment to the lessee.

9. Hedge Accounting

The interest rate risk arising from various financial instruments, such as loans, deposits and other items, is managed as a whole by the macro-hedging method, in which derivatives transactions are used. This methodology of risk control is in line with the risk adjustment approach provided in "Tentative Treatment in Accounting and Auditing for Banks on Application of Accounting Standard for Financial Instruments" (JICPA Industry Audit Committee Report No. 15), and the deferred hedging method is applied by the Bank. The effectiveness of hedging is evaluated by reviewing whether the amount of risk arising from derivatives used for hedging has been within the limit of the approved amount of risk provided by the Bank's *Risk Management Policy*, and whether the interest rate risk related to hedged objects has been decreased by this method.

Deferral hedge accounting and fair value hedge accounting are applied for certain assets and liabilities.

10. Consumption Tax

Consumption tax and local consumption tax are excluded from transacted amounts.

Supplementary Information (For the year ended March 31, 2002)

Financial Instruments Accounting

In accordance with the application of the accounting standard for financial instruments, the following accounting treatments have been applied effective April 2001.

Gensaki transactions, securities purchased under resale agreements and securities sold under repurchase agreements, which had been accounted for as purchases and sales until March 31, 2001, have changed to be accounted for as financial transactions in the *gensaki* purchased account and the *gensaki* sold account, effective April 1, 2001. However, there is no impact on the securities balance as there were no *gensaki* transactions outstanding at the end of the fiscal year.

Foreign Currency Transactions Accounting

Until the fiscal year ended March 31, 2001, the Bank applied the "New Accounting Standard for Foreign Currency Transactions" based on the report "Tentative Treatments for Auditing for Banks on an Occasion where the 'New Accounting Standard for Foreign Currency Transactions' has Continued to be Applied," issued by the JICPA on April 10, 2000. Effective April 1, 2001, the Bank adopted the revised accounting standard for foreign currency transactions (based on the report "Opinions on the Revision of the Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999), except transactions for which the Industry Audit Committee Report No. 20 "Tentative Treatments in Accounting and Auditing for Banks on Accounting Standard for Foreign Currency Transactions" issued by the JICPA is applied. In accordance with this change, securities decreased by ¥79 million. However, this had no impact on net operating income or income before income taxes for the fiscal year ended March 31, 2002.

To hedge exchange risks of foreign currency-denominated shares of subsidiaries and affiliated companies and foreign currency-denominated securities available-for-sale (except debt securities), deferral hedge accounting and fair value hedge accounting are adopted with the conditions that the foreign currency-denominated securities subject to hedging have been designated in advance, and that spot-forward liabilities exceeding the acquisition cost on a foreign currency basis exist in the relevant foreign currency-denominated securities, based on the Industry Audit Committee Report No. 20 "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA.

For fund swap transactions, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the fiscal year-end. This treatment was based on the Industry Audit Committee Report No. 20 issued by the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of fund lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions for which the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment date and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are booked in interest income and expense accounts on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at the fiscal year-end. This treatment is also pursuant to the provisions of Industry Audit Committee Report No. 20 issued by the JICPA.

Relating to the Non-Consolidated Balance Sheets

(a) As of March 31, 2001, accrued bonuses to employees were included in accrued expenses. As of March 31, 2002, however, they are listed as reserve for bonuses payable, based on the JICPA's reports.

Owing to this change, accrued expenses decreased by ¥7,802 million and reserve for bonuses payable increased by the same amount.

(b) Treasury stock was included in securities as of March 31, 2001. As a result of the amendment of "Rule of Financial Statements" and the Attached Form to the Enforcement Regulation of the Long Term Banking Law by the "Ordinance by the Cabinet Office to Amend a Part of the Enforcement Regulation of the Long Term Banking Law" (Ordinance by the Cabinet Office No. 37, dated April 19, 2002), treasury stock appears as the last item in the stockholders' equity section as a contra equity account as of March 31, 2002. As a result of this change, total assets is reduced by ¥0 million and total stockholders' equity is reduced by ¥0 million.

Notes to Non-Consolidated Balance Sheets

(As of March 31, 2002)

1. Loans and bills discounted include "loans to borrowers in bankruptcy" and "past due loans" totaling ¥200,693 million and ¥476,377 million, respectively, at the balance sheet date.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectability of either principal or interest if they are past due for a certain period or for other reasons. "Loans to borrowers in bankruptcy" represent nonaccrual loans to debtors who are legally bankrupt (prescribed by Corporation Tax Law Enforcement Order), "past due loans" are nonaccrual loans other than loans to customers in bankruptcy and loans of which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

2. "Past due loans (three months or more)" amounted to ¥93,075 million at the balance sheet date.

"Past due loans (three months or more)" are loans for which the principal and/or interest is three months or more past due, but exclude "loans to borrowers in bankruptcy" and "past due loans."

3. "Restructured loans" amounted to ¥273,909 million at the balance sheet date.

"Restructured loans" are loans where the Bank relaxes its lending conditions, such as by reducing the original interest rate, or by forbearing interest or principal repayments to support the borrowers' reorganization, but exclude "loans to borrowers in bankruptcy," "past due loans" or "past due loans (three months or more)."

4. The total amount of "loans to borrowers in bankruptcy," "past due loans," "past due loans (three months or more)," and "restructured loans" was ¥1,044,056 million. The amount respectively represents the contractual principal balance prior to reduction for the reserve for loan losses.

5. As for "loan participation," the total outstanding amount deducted from the loan account is ¥126,281 million. This "off balance" treatment is in accordance with guidelines issued by the JICPA.

6. The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥172,945 million for the year ended March 31, 2002, with the subordinated certificates retained by the Bank, totaling ¥65,253 million as of March 31, 2002, recorded as loans. A loan loss reserve was placed upon the entire loan balance in the amount of ¥238,198 million, which includes the senior certificates portion, taking into consideration all credit risks to be absorbed by the subordinated certificates.

7. The total of face amounts of commercial bills, bills of exchange under documentary credits and so on held as a result of discounting bills was ¥2,597 million.

8. Assets pledged as collateral and debt collateralized at the balance sheet date are as follows:

Loans and bills discounted	¥133,422 million
Securities	¥413,151 million
Cash and due from banks	¥3,290 million
Other assets	¥9 million
Debts collateralized:	
Deposits	¥1,550 million
Borrowed money	¥20 million
Bills sold	¥169,100 million
Call money	¥71,700 million
Acceptances and guarantees	¥6,226 million

In addition, securities with a carrying value of ¥296,018 million are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

9. The overdraft agreements and commitment line agreements in connection with loans are agreements wherein disbursements of funds up to a certain limited amount upon request by the customer concerned are committed unless there is any breach of terms and conditions stipulated in the agreement. The balance of the amount yet to be drawn down with respect to such agreements was ¥1,396,083 million, out of which the remaining agreement term is less than one year for ¥1,163,567 million.

Since many of such agreements expire without any draw down, the balance of the amount itself yet to be drawn down does not necessarily affect the future cash flow of the Bank. Many of such agreements include conditions to the effect that the Bank has the right to reject the draw down of the loan requested or to reduce the amount of the credit line depending on changes in financial circumstances, protection of claims, or other reasonable grounds. Further, in addition to taking real estate, securities, etc., as collateral at the time of conclusion of agreements, after the conclusion of agreements the Bank periodically checks the financial performance, etc., of the customers according to the pre-instituted internal rules, and whenever necessary reviews the agreements or takes measures for protection of claims.

10. Total shares of subsidiaries amounted to ¥16,369 million.

11. Securities loaned based on a loan agreement or a deposit agreement (including security lending transactions and security lending transactions with cash collateral) are included in government bonds, other securities and trading securities, and amounted to ¥606,796 million in total.

12. Unrealized gain or loss with respect to hedging items is stated as deferred loss on hedge transactions and is included in other assets after netting. The gross amount of deferred loss on hedge transactions before such setoff was ¥49,113 million and the gross amount of deferred gain of hedge transactions was ¥35,786 million.

13. Accumulated depreciation of premises and equipment totaled ¥6,490 million.

14. Deferred gain on sales of real estate of ¥3,668 million was deducted from the acquisition cost of newly acquired premises.

15. Subordinated debt of ¥418,476 million was included in borrowed money at the balance sheet date.

Lease Transactions

(For the year ended March 31, 2002)

1. Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, at March 31, 2002, were as shown below.

• Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2002, were as follows:

	Equipment	Other	Total
Acquisition cost	¥1,602 million	¥307 million	¥1,909 million
Accumulated depreciation	¥1,073 million	¥227 million	¥1,300 million
Net balance	¥ 528 million	¥ 79 million	¥ 608 million

• Lease obligations at March 31, 2002, consisted of the following:

	Due within One Year	Due after One Year	Total
Acquisition cost	¥333 million	¥294 million	¥627 million

• Total lease payments were ¥560 million, and depreciation expense was ¥616 million, for the year ended March 31, 2002. Depreciation is calculated using the straight-line method over the lives of the respective leased assets, with zero residual value. Interest expense was ¥26 million for the year ended March 31, 2002.

2. Operating leases as lessee at March 31, 2002, consisted of the following:

	Due within One Year	Due after One Year	Total
Obligations	¥2 million	¥6 million	¥8 million

Income Taxes

(For the year ended March 31, 2002)

1. The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities at March 31, 2002, were as follows:

Deferred tax assets	
Reserve for loan losses	¥127,889 million
Tax loss carryforwards	¥281,533 million
Securities	¥6,864 million
Reserve for retirement benefits	¥8,157 million
Unamortized gains on swap cancellation	¥4,051 million
Unrealized losses on money held in trust	¥3,029 million
Reserve for bonuses payable	¥2,197 million
Other	¥7,080 million
Subtotal	¥440,802 million
Valuation allowance	¥(419,598) million
Total deferred tax assets	¥21,204 million
Deferred tax liabilities	
Unrealized gains on securities available-for-sale	¥3,559 million
Total deferred liabilities	¥3,559 million
Net deferred tax assets	¥17,644 million

2. A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the year ended March 31, 2002, was as follows:

Normal effective statutory tax rate	38.1%
Increase (decrease) in taxes resulting from:	
Permanently non-deductible expenses	0.8
Valuation allowance	(93.3)
Change in enacted tax rate	2.1
Other	(0.8)
Effective income tax rate	(53.1)%

Per Share Information

(For the year ended March 31, 2002)

Total stockholders' equity	¥103.21
Net income	¥20.92
Diluted net income	¥14.97

Income Analysis (Non-Consolidated)

Note: "Domestic" refers to yen-denominated transactions at domestic branches. "Overseas" refers to foreign currency-denominated transactions at domestic branches and all transactions at overseas branches.

Gross Business Profit, Classified by Domestic and Overseas Operations

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Interest Income (Loss), Net	28,144	(8,768)	19,376	82,248	6,035	88,283	**84,583**	**9,245**	**93,828**
Interest Income	258,283	77,488	334,310	188,858	43,169	214,418	**141,410**	**41,654**	**163,060**
			[1,461]			[4,462]			**[3,450]**
Interest Expenses	230,139	86,256	314,934	106,610	37,134	126,135	**56,827**	**32,409**	**69,232**
			[1,461]			[4,462]			**[3,450]**
Fees and Commissions, Net	4,344	(979)	3,365	10,861	(845)	10,015	**7,352**	**134**	**7,487**
Fees and Commissions (Income)	5,691	2,739	8,431	11,223	999	12,222	**9,444**	**1,463**	**10,908**
Fees and Commissions (Expenses)	1,346	3,719	5,065	362	1,845	2,207	**2,091**	**1,328**	**3,420**
Trading Income (Loss), Net	2,365	(2,087)	277	4,853	(2,513)	2,340	**849**	**(588)**	**261**
Trading Revenue	591	—	591	4,853	(2,513)	2,340	**561**	**—**	**561**
Trading Expenses	(1,774)	2,087	313	—	—	—	**(287)**	**588**	**300**
Other Business Income (Loss), Net	(1,767)	(6,412)	(8,179)	(434)	52	(382)	**(4,953)**	**7,171**	**2,217**
Other Business Income	4,272	3,458	7,731	1,791	1,545	3,336	**4,823**	**5,625**	**10,448**
Other Business Expenses	6,040	9,870	15,911	2,226	1,493	3,719	**9,777**	**(1,546)**	**8,231**
Gross Business Profit (Loss)	33,086	(18,247)	14,839	97,527	2,728	100,256	**87,831**	**15,963**	**103,794**
Gross Business Profit Rate (%)	0.27%	(1.28%)	0.11%	0.93%	0.21%	0.89%	**1.18%**	**1.33%**	**1.27%**

Notes: 1. Interest expenses excludes funding costs of money held in trust (¥865 million in 2000, ¥464 million in 2001, ¥1,276 million in 2002).
2. Fees and commissions (expenses) excludes bond-related commissions (¥112 million in 2000, ¥23 million in 2001, ¥20 million in 2002).
3. Other business expenses excludes amortization costs of debenture issuance expenses (¥754 million in 2000).

Average Balance of Interest-Earning Assets and Interest-Bearing Liabilities, Interest and Yields

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Interest-Earning Assets									
Average Balance	12,161,740	1,420,040	13,479,634	10,380,651	1,263,813	11,241,286	**7,408,238**	**1,193,478**	**8,159,335**
Interest	258,283	77,488	334,310	188,858	43,169	214,418	**141,410**	**41,654**	**163,060**
Earnings Yield	2.12%	5.45%	2.48%	1.81%	3.41%	1.90%	**1.90%**	**3.49%**	**1.99%**
Interest-Earning Liabilities									
Average Balance	13,859,400	923,666	14,680,920	9,117,184	1,186,117	9,900,122	**6,369,088**	**1,138,014**	**7,064,722**
Interest	230,139	86,256	314,934	106,610	37,134	126,135	**56,827**	**32,409**	**69,232**
Earnings Yield	1.66%	9.33%	2.14%	1.16%	3.13%	1.27%	**0.89%**	**2.84%**	**0.97%**

Notes: 1. Interest-earning assets excludes the average balance of non-interest-bearing deposits included in due from banks (domestic: ¥141,149 million in 2000, ¥25,430 million in 2001, ¥32,748 million in 2002; foreign: ¥2,283 million in 2000, ¥795 million in 2001, ¥668 million in 2002).
2. Interest-earning liabilities excludes the average funding balance of money held in trust (domestic: ¥51,921 million in 2000, ¥13,617 million in 2001, ¥140,879 million in 2002; foreign: ¥40 million in 2000, ¥9,748 million in 2001, ¥681 million in 2002). Interest within interest-earning liabilities also excludes the average funding balance of money held in trust (domestic: ¥862 million in 2000, ¥159 million in 2001, ¥1,256 million in 2002; foreign: ¥3 million in 2000, ¥305 million in 2001, ¥19 million in 2002).

Analysis of Interest Income and Interest Expenses

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Interest Income									
Volume-Related Decrease	(157,281)	(83,005)	(211,610)	(37,759)	(8,514)	(55,511)	**(53,800)**	**(2,398)**	**(58,557)**
Rate-Related Increase (Decrease)	(82,633)	(25,868)	(126,927)	(31,666)	(25,805)	(64,381)	**6,352**	**883**	**7,199**
Net (Decrease) Increase	(239,914)	(108,873)	(338,537)	(69,425)	(34,319)	(119,892)	**(47,448)**	**(1,515)**	**(51,358)**
Interest Expenses									
Volume-Related (Decrease) Increase	(49,195)	(126,097)	(96,422)	(78,720)	24,486	(102,309)	**(31,877)**	**(1,505)**	**(36,009)**
Rate-Related (Decrease) Increase	(50,039)	4,679	(113,981)	(44,809)	(73,608)	(86,490)	**(17,906)**	**(3,220)**	**(20,894)**
Net (Decrease) Increase	(99,234)	(121,418)	(210,403)	(123,529)	(49,122)	(188,799)	**(49,783)**	**(4,725)**	**(56,903)**

Fund Management Yield, Funding Costs and Net Interest Margin

Years Ended March 31

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Fund Management Yield	2.12%	5.45%	2.48%	1.81%	3.41%	1.90%	**1.90%**	**3.49%**	**1.99%**
Funding Costs	2.03	10.36	2.55	1.77	3.52	1.88	**1.84**	**3.20**	**1.89**
Net Interest Margin	0.09	(4.91)	(0.07)	0.04	(0.11)	0.02	**0.06**	**0.29**	**0.10**

Interest Margin (Domestic Operations)

Years Ended March 31

	2000	2001	2002
Fund Management Yield	2.12%	1.81%	**1.90%**
Average Interest Rate of Loans and Bills Discounted	1.76	2.16	**2.01**
Average Yield on Securities	1.08	0.35	**0.29**
Funding Costs	2.03	1.77	**1.84**
Average Coupon Rate of Debentures	1.89	1.44	**1.10**
Average Interest Rate on Deposits	0.32	0.32	**0.16**
Net Interest Margin	0.09	0.04	**0.06**

Fees and Commissions

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Fees and Commissions (Income)	5,691	2,739	8,431	11,223	999	12,222	**9,444**	**1,463**	**10,908**
Debentures, Deposits and Loans	2,580	1,311	3,892	7,337	147	7,485	**4,041**	**116**	**4,157**
Remittances and Transfers	224	117	342	204	86	291	**176**	**81**	**258**
Securities-Related Business	2,018	74	2,093	2,633	40	2,674	**1,948**	**98**	**2,046**
Agency	256	87	344	269	122	391	**662**	**54**	**717**
Safe Deposits	37	—	37	28	—	28	**14**	**—**	**14**
Guarantees	295	731	1,026	267	376	644	**207**	**283**	**490**
Fees and Commissions (Expenses)	1,346	3,719	5,065	362	1,845	2,207	**2,091**	**1,328**	**3,420**
Remittances and Transfers	79	29	109	60	25	86	**90**	**31**	**121**
Fees and Commissions, Net	4,344	(979)	3,365	10,861	(845)	10,015	**7,352**	**134**	**7,487**

Trading Transactions

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Trading Revenue	591	—	591	4,853	(2,513)	2,340	**561**	**—**	**561**
Revenue from Trading Securities	—	—	—	102	—	102	**541**	**—**	**541**
Revenue from Securities Related to Trading Transactions	—	—	—	—	—	—	**19**	**—**	**19**
Revenue from Trading-Related Financial Derivatives	—	—	—	4,208	(2,513)	1,695	**—**	**—**	**—**
Other	591	—	591	542	—	542	**—**	**—**	**—**
Trading Expenses	(1,774)	2,087	313	—	—	—	**(287)**	**588**	**300**
Expenses on Trading Securities	66	—	66	—	—	—	**—**	**—**	**—**
Expenses on Securities Related to Trading Transactions	—	—	—	—	—	—	**—**	**—**	**—**
Expenses on Trading-Related Financial Derivatives	(1,840)	2,087	246	—	—	—	**(414)**	**588**	**174**
Other	—	—	—	—	—	—	**126**	**—**	**126**
Trading Income (Loss), Net	2,365	(2,087)	277	4,853	(2,513)	2,340	**849**	**(588)**	**261**

Breakdown of Other Business Income

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Other Business Income	(1,767)	(6,412)	(8,179)	(434)	52	(382)	**(4,953)**	**7,171**	**2,217**
Gains and Losses on Bonds	(1,468)	148	(1,319)	(738)	(1,181)	(1,920)	**(2,306)**	**(811)**	**(3,118)**
Gains and Losses on Foreign Exchange Transactions		2,277	2,277		1,449	1,449	**—**	**2,260**	**2,260**
Gains and Losses on Derivatives				16	(183)	(167)	**(6,500)**	**5,728**	**(771)**
Bond Issuance Expenses				(490)	(1)	(491)	**(348)**	**(6)**	**(355)**
Other	(299)	(8,837)	(9,137)	777	(30)	746	**4,202**	**—**	**4,202**

Breakdown of General and Administrative Expenses

Years Ended March 31 (Millions of Yen)

	2000	2001	2002
Salaries and Related Expenses	20,263	25,306	**24,531**
Retirement Benefits	198		
Provision to Reserve for Retirement Allowance	1,012		
Retirement Benefit Cost		3,256	**3,030**
Welfare Expenses	4,412	2,253	**2,774**
Depreciation	1,497	943	**1,831**
Rent and Lease Expenses	14,426	10,103	**8,241**
Building and Maintenance Expenses	2,868	2,443	**1,959**
Supplies Expenses	354	585	**1,056**
Water, Lighting and Fuel Expenses	923	878	**854**
Travel Expenses	573	458	**481**
Communication Expenses	896	747	**876**
Publicity and Advertising Expenses	929	1,670	**3,881**
Taxes, Other than Income Taxes	2,431	2,046	**2,647**
Other	10,329	12,469	**14,700**
Total	61,116	63,163	**66,867**

Other Income and Expenses

Years Ended March 31 (Millions of Yen)

	2000	2001	2002
Other Income	505,080	66,456	**35,551**
Gains on Sales of Stocks and Other Securities	486,234	58,300	**5,417**
Gains on Money Held in Trust	16,416	1,985	**26,760**
Other	2,429	6,169	**3,373**
Other Expenses	667,119	9,192	**61,150**
Losses on Sales of Stocks and Other Securities	145,531	182	**866**
Losses on Devaluation of Stocks and Other Securities	2,215	1,394	**10,033**
Losses on Money Held in Trust	20,356	1,888	**6,766**
Total Credit Costs	474,899	113	**28,945**
Write-Offs of Bad Loans	948	29	**159**
Provisions to Specific Reserve for Loan Losses	467,816	—	**28,761**
Provisions to Reserve for Losses on Loan Sales	15,215	83	**179**
Provisions to Country Risk Reserve	(9,081)	—	**(155)**
Other	24,118	5,613	**14,538**
Other (Expenses) Income, Net	(162,039)	57,263	**(25,598)**

Notes: 1. Other expenses include corresponding expenses for money held in trust.
2. For the fiscal year ended March 31, 2000, in addition to the total credit costs of ¥474,899 million shown in the table above, the Bank reported losses on sales of inappropriate assets of ¥843,967 million. The Bank also posted a ¥271,097 million gain on reversal of the excess portion of the specific reserve for loan losses on transfer to the RCC (inappropriate assets) and a ¥13,162 million gain on reversal of the excess portion of the reserve for disposition of specified assets. Total costs of the disposal of non-performing loans and other claims for the fiscal year ended March 31, 2000, including the abovementioned items, were ¥1,043,688 million.
3. For the fiscal year ended March 31, 2001, reversal of the reserve for loan losses exceeded the provision to the reserve for loan losses. As a result, the Bank posted a ¥6,061 million gain on reversal of reserves for loan losses.

Debentures, Deposits and Exchange Transactions

Year-End Outstanding Balance of Debentures

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Five-Year Coupon Debentures	3,874,223	15,190	3,889,413	2,359,833	11,700	2,371,533	**1,403,066**	**—**	**1,403,066**
	59.77%	0.23%	60.00%	67.73%	0.34%	68.07%	**51.30%**		**51.30%**
Three-Year Coupon Debentures				31,400	—	31,400	**130,400**	**—**	**130,400**
				0.90%		0.90%	**4.77%**		**4.77%**
Two-Year Coupon Debentures	713,200	—	713,200	357,700	—	357,700	**528,500**	**—**	**528,500**
	11.00%		11.00%	10.27%		10.27%	**19.32%**		**19.32%**
One-Year Coupon Debentures	1,350,400	—	1,350,400	204,400	—	204,400	**380,800**	**—**	**380,800**
	20.83%		20.83%	5.87%		5.87%	**13.92%**		**13.92%**
Subtotal	5,937,823	15,190	5,953,013	2,953,333	11,700	2,965,033	**2,442,766**	**—**	**2,442,766**
	91.61%	0.23%	91.84%	84.77%	0.34%	85.11%	**89.31%**		**89.31%**
Discount Debentures	528,870	—	528,870	518,924	—	518,924	**292,484**	**—**	**292,484**
	8.16%		8.16%	14.89%		14.89%	**10.69%**		**10.69%**
Total	6,466,694	15,190	6,481,884	3,472,257	11,700	3,483,957	**2,735,251**	**—**	**2,735,251**
	99.77%	0.23%	100.00%	99.66%	0.34%	100.00%	**100.00%**		**100.00%**

Outstanding Balance of Debentures, Classified by Maturity

March 31 (Millions of Yen)

	2000	2001	2002
Coupon Debentures	5,953,013	2,965,033	**2,442,766**
One Year or Less	3,470,395	1,376,413	**1,379,450**
One to Three Years	2,157,698	1,213,558	**660,470**
Three to Five Years	313,920	364,061	**402,845**
Five to Seven Years	11,000	11,000	**—**
More than Seven Years	—	—	**—**
Discount Debentures	528,870	518,924	**292,484**
One Year or Less	528,870	518,924	**292,484**
One to Three Years			
Three to Five Years			
Five to Seven Years			
More than Seven Years			
Total	6,481,884	3,483,957	**2,735,251**
One Year or Less	3,999,265	1,895,337	**1,671,935**
One to Three Years	2,157,698	1,213,558	**660,470**
Three to Five Years	313,920	364,061	**402,845**
Five to Seven Years	11,000	11,000	**—**
More than Seven Years	—	—	**—**

Average Outstanding Balance of Debentures

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Five-Year Coupon Debentures	4,792,862	16,225	4,809,087	3,083,419	13,512	3,096,932	**1,930,532**	**5,758**	**1,936,290**
	64.69%	0.22%	64.91%	61.68%	0.27%	61.95%	**55.66%**	**0.17%**	**55.83%**
Three-Year Coupon Debentures				24,259	—	24,259	**117,468**	**—**	**117,468**
				0.49%		0.49%	**3.39%**		**3.39%**
Two-Year Coupon Debentures	757,665	—	757,665	654,103	—	654,103	**557,728**	**—**	**557,728**
	10.23%		10.23%	13.08%		13.08%	**16.08%**		**16.08%**
One-Year Coupon Debentures	1,198,157	—	1,198,157	703,922	—	703,922	**421,784**	**—**	**421,784**
	16.17%		16.17%	14.08%		14.08%	**12.16%**		**12.16%**
Subtotal	6,748,685	16,225	6,764,911	4,465,705	13,512	4,479,217	**3,027,513**	**5,758**	**3,033,271**
	91.08%	0.22%	91.30%	89.32%	0.27%	89.60%	**87.29%**	**0.17%**	**87.46%**
Discount Debentures	644,387	—	644,387	520,189	—	520,189	**435,072**	**—**	**435,072**
	8.70%		8.70%	10.41%		10.41%	**12.54%**		**12.54%**
Total	7,393,073	16,225	7,409,298	4,985,895	13,512	4,999,407	**3,462,585**	**5,758**	**3,468,343**
	99.78%	0.22%	100.00%	99.73%	0.27%	100.00%	**99.83%**	**0.17%**	**100.00%**

Balance of Workers' Property Accumulation Savings

March 31

	2000	2001	2002
Workers' Property Accumulation Savings			
Number of Accounts	149,263	135,626	**124,928**
Balance (Millions of Yen)	¥352,798	¥337,185	**¥318,858**

Year-End Balance of Deposits

March 31

(Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	**Domestic Operations**	**Overseas Operations**	**Total**
Deposits									
Fixed-Term Deposits	1,022,306	398,447	1,420,753	1,250,422	370,860	1,621,283	**921,282**	**318,279**	**1,239,561**
	36.20%	14.11%	50.31%	37.86%	11.23%	49.09%	**38.64%**	**13.35%**	**51.99%**
Fixed Interest Rates	1,022,306		1,022,306	1,250,422		1,250,422	**921,282**		**921,282**
	36.20%		36.20%	37.86%		37.86%	**38.64%**		**38.64%**
Floating Interest Rates	—		—	—		—	**—**		**—**
	0.00%		0.00%	0.00%		0.00%	**0.00%**		**0.00%**
Liquid Deposits	505,267	—	505,267	456,031	—	456,031	**595,594**	**—**	**595,594**
	17.89%	0.00%	17.89%	13.81%	0.00%	13.81%	**24.98%**	**0.00%**	**24.98%**
Interest-Bearing Deposits	435,940	0	435,940	393,557	0	393,557	**569,363**	**—**	**569,363**
	15.44%	0.00%	15.44%	11.92%	0.00%	11.92%	**23.88%**	**0.00%**	**23.88%**
Other	23,632	143,102	166,734	9,702	153,097	162,800	**18,387**	**134,594**	**152,982**
	0.84%	5.07%	5.90%	0.29%	4.64%	4.93%	**0.77%**	**5.65%**	**6.42%**
Subtotal	1,551,206	541,550	2,092,756	1,716,157	523,957	2,240,115	**1,535,265**	**452,874**	**1,988,139**
	54.93%	19.18%	74.10%	51.96%	15.86%	67.82%	**64.40%**	**19.00%**	**83.39%**
Negotiable Certificates of Deposit	731,470	0	731,470	1,062,643	50	1,062,693	**395,893**	**—**	**395,893**
	25.90%	0.00%	25.90%	32.17%	0.00%	32.18%	**16.61%**	**0.00%**	**16.61%**
Total	2,282,676	541,550	2,824,226	2,778,800	524,007	3,302,808	**1,931,158**	**452,874**	**2,384,032**
	80.82%	19.18%	100.00%	84.13%	15.87%	100.00%	**81.00%**	**19.00%**	**100.00%**

Balance of Time Deposits, Classified by Maturity

March 31

(Millions of Yen)

	2000	2001	2002
Time Deposits	1,420,753	1,621,283	**1,239,561**
Less than Three Months	262,467	812,134	**389,741**
Three to Six Months	205,699	86,653	**58,617**
Six Months to One Year	74,769	209,062	**257,122**
One to Two Years	403,628	366,855	**145,519**
Two to Three Years	359,789	140,433	**24,286**
More than Three Years	114,399	6,143	**364,274**
Fixed Interest Rates	1,022,306	1,250,422	**1,239,561**
Less than Three Months	259,637	808,967	**389,741**
Three to Six Months	205,699	80,539	**58,617**
Six Months to One Year	66,505	181,116	**257,122**
One to Two Years	364,977	114,237	**145,519**
Two to Three Years	92,270	61,885	**24,286**
More than Three Years	33,218	3,674	**364,274**
Floating Interest Rates	—	—	**—**
Less than Three Months	—	—	**—**
Three to Six Months	—	—	**—**
Six Months to One Year	—	—	**—**
One to Two Years	—	—	**—**
Two to Three Years	—	—	**—**
More than Three Years	—	—	**—**

Average Balance of Deposits

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Deposits									
Fixed-Term Deposits	1,508,283	433,723	1,942,006	1,632,605	389,783	2,022,389	**978,342**	**351,074**	**1,329,417**
	40.30%	11.59%	51.89%	51.61%	12.32%	63.93%	**35.26%**	**12.65%**	**47.91%**
Fixed Interest Rates	1,508,281		1,508,281	1,632,605		1,632,605	**978,342**		**978,342**
	40.30%		40.30%	51.61%		51.61%	**35.26%**		**35.26%**
Floating Interest Rates	1		1	—		—	**—**		**—**
	0.00%		0.00%	0.00%		0.00%	**0.00%**		**0.00%**
Liquid Deposits	550,583	334	550,917	409,328	—	409,328	**402,915**	**—**	**402,915**
	14.71%	0.01%	14.72%	12.94%	0.00%	12.94%	**14.52%**	**0.00%**	**14.52%**
Interest-Bearing Deposits	411,710	67	411,778	57,102	0	57,102	**378,498**	**—**	**378,498**
	11.00%	0.00%	11.00%	1.81%	0.00%	1.81%	**13.64%**	**0.00%**	**13.64%**
Other	22,198	201,965	224,164	9,672	149,675	159,347	**16,870**	**168,759**	**185,629**
	0.59%	5.40%	5.99%	0.31%	4.73%	5.04%	**0.61%**	**6.08%**	**6.69%**
Subtotal	2,081,065	636,023	2,717,088	2,051,606	539,459	2,591,065	**1,398,127**	**519,834**	**1,917,961**
	55.61%	16.99%	72.60%	64.85%	17.05%	81.91%	**50.39%**	**18.74%**	**69.13%**
Negotiable Certificates of Deposit	1,025,016	456	1,025,473	572,381	22	572,404	**856,609**	**3**	**856,613**
	27.39%	0.01%	27.40%	18.09%	0.00%	18.09%	**30.87%**	**0.00%**	**30.87%**
Total	3,106,082	636,480	3,742,562	2,623,988	539,481	3,163,470	**2,254,737**	**519,837**	**2,774,575**
	82.99%	17.01%	100.00%	82.95%	17.05%	100.00%	**81.26%**	**18.74%**	**100.00%**

Deposits Balance, Classified by Depositor

March 31 (Millions of Yen)

	2000		2001		2002	
	Balance	Percentage of Total	Balance	Percentage of Total	Balance	Percentage of Total
Corporate Deposits	830,458	52.62%	849,809	48.78%	**464,323**	**29.73%**
Individual Deposits	561,845	35.60	485,747	27.88	**861,357**	**55.15**
Public Deposits	67,932	4.30	70,278	4.03	**37,689**	**2.41**
Financial Institutions	117,935	7.47	336,273	19.30	**198,441**	**12.71**
Total	1,578,172	100.00	1,742,109	100.00	**1,561,810**	**100.00**

Note: Accounts at overseas branches and Japan Offshore Market accounts are excluded.

Domestic Exchange Transactions

Years Ended March 31

	2000	2001	2002
Exchanges for Remittance			
Destined for Various Parts of the Country			
Number of Accounts (Thousands)	643	318	**801**
Amount (Millions of Yen)	¥17,148,786	¥10,399,188	**¥14,363,762**
Received from Various Parts of the Country			
Number of Accounts (Thousands)	296	173	**351**
Amount (Millions of Yen)	¥18,684,515	¥11,788,603	**¥17,747,701**
Collection			
Destined for Various Parts of the Country			
Number of Accounts (Thousands)	39	26	**31**
Amount (Millions of Yen)	¥365,922	¥251,571	**¥363,186**
Received from Various Parts of the Country			
Number of Accounts (Thousands)	1	0	**1**
Amount (Millions of Yen)	¥274,437	¥116,794	**¥350,240**

Foreign Exchange Transactions

Years Ended March 31 (Millions of U.S. Dollars)

	2000	2001	2002
Outward Exchanges			
Foreign Bills Sold	8,181	5,651	**6,060**
Foreign Bills Bought	2,705	1,397	**541**
Incoming Exchanges			
Foreign Bills Payable	7,736	3,046	**2,269**
Foreign Bills Receivable	230	449	**391**
Total	18,854	10,545	**9,263**

Loans

Year-End Balance of Loans and Bills Discounted

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Loans on Deeds	4,459,392	326,621	4,786,013	3,446,617	259,637	3,706,254	**2,929,159**	**224,433**	**3,153,592**
	57.88%	4.24%	62.12%	55.74%	4.20%	59.94%	**58.44%**	**4.48%**	**62.92%**
Loans on Notes	2,070,765	33,985	2,104,750	1,741,758	14,617	1,756,376	**1,266,565**	**10,561**	**1,277,126**
	26.88%	0.44%	27.32%	28.17%	0.24%	28.40%	**25.27%**	**0.21%**	**25.48%**
Overdrafts	803,559	4,247	807,806	710,955	1,557	712,512	**577,955**	**1,462**	**579,417**
	10.43%	0.06%	10.48%	11.50%	0.03%	11.52%	**11.53%**	**0.03%**	**11.56%**
Bills Discounted	6,154	—	6,154	8,441	—	8,441	**2,038**	**—**	**2,038**
	0.08%		0.08%	0.14%		0.14%	**0.04%**		**0.04%**
Total	7,339,871	364,853	7,704,725	5,907,772	275,812	6,183,585	**4,775,717**	**236,456**	**5,012,174**
	95.26%	4.74%	100.00%	95.54%	4.46%	100.00%	**95.28%**	**4.72%**	**100.00%**

Loans and Bills Discounted, Classified by Maturity

March 31 (Millions of Yen)

	2000	2001	2002
Loans and Bills Discounted	7,704,725	6,183,585	**5,012,174**
One Year or Less	3,575,641	2,692,295	**1,890,295**
One to Three Years	1,407,325	1,186,499	**969,453**
Three to Five Years	1,114,365	740,298	**630,672**
Five to Seven Years	477,135	363,145	**260,810**
More than Seven Years	804,465	649,848	**559,645**
No Designated Term	325,791	551,497	**701,297**
Fixed Interest Rates			
One Year or Less			
One to Three Years	1,027,131	782,866	**524,060**
Three to Five Years	806,694	468,494	**282,035**
Five to Seven Years	347,484	242,161	**153,075**
More than Seven Years	700,241	575,511	**459,414**
No Designated Term	189,556	397,010	**521,846**
Floating Interest Rates			
One Year or Less			
One to Three Years	380,194	403,632	**445,393**
Three to Five Years	307,670	271,804	**348,637**
Five to Seven Years	129,650	120,984	**107,735**
More than Seven Years	104,224	74,336	**100,231**
No Designated Term	136,235	154,486	**179,450**

Note: Loans with a maturity of one year or less are not classified by floating or fixed interest rates.

Average Balance of Loans and Bills Discounted

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Loans on Deeds	5,255,996	696,647	5,952,643	4,081,199	295,943	4,377,143	**3,175,745**	**229,996**	**3,405,742**
	49.65%	6.58%	56.23%	56.24%	4.08%	60.31%	**57.10%**	**4.14%**	**61.23%**
Loans on Notes	3,176,071	78,749	3,254,821	2,039,109	30,168	2,069,277	**1,516,687**	**11,885**	**1,528,572**
	30.00%	0.74%	30.75%	28.10%	0.42%	28.51%	**27.27%**	**0.21%**	**27.48%**
Overdrafts	1,367,168	4,704	1,371,872	801,541	3,586	805,127	**622,066**	**1,515**	**623,581**
	12.92%	0.04%	12.96%	11.04%	0.05%	11.09%	**11.18%**	**0.03%**	**11.21%**
Bills Discounted	6,036	—	6,036	5,736	—	5,736	**4,062**	**—**	**4,062**
	0.06%		0.06%	0.08%		0.08%	**0.07%**		**0.07%**
Total	9,805,272	780,101	10,585,374	6,927,586	329,697	7,257,284	**5,318,561**	**243,396**	**5,561,958**
	92.63%	7.37%	100.00%	95.46%	4.54%	100.00%	**95.62%**	**4.38%**	**100.00%**

Loans and Bills Discounted, Classified by Funds

March 31 (Millions of Yen)

	2000		2001		2002	
	Balance	Percentage of Total	Balance	Percentage of Total	Balance	Percentage of Total
Funds for Capital Investment	2,299,771	29.85%	1,896,120	30.66%	**1,584,533**	**31.61%**
Funds for Working Capital	5,404,954	70.15	4,287,464	69.34	**3,427,640**	**68.39**
Total	7,704,725	100.00	6,183,585	100.00	**5,012,174**	**100.00**

Loans and Bills Discounted, Classified by Industry

March 31 (Millions of Yen)

	2000		2001		2002	
	Balance	Percentage of Total	Balance	Percentage of Total	Balance	Percentage of Total
Domestic Operations (Excluding Japan Offshore Market Accounts)	7,703,880	100.00%	6,167,627	100.00%	**4,970,141**	**100.00%**
Manufacturing	968,760	12.57	872,655	14.15	**628,773**	**12.65**
Food	94,312	1.22	91,214	1.48	**66,123**	**1.33**
Textiles	42,446	0.55	41,482	0.67	**25,675**	**0.52**
Pulp and Paper	62,749	0.81	68,550	1.11	**47,630**	**0.96**
Chemicals	119,240	1.55	123,130	2.00	**102,066**	**2.05**
Petroleum Refining	78,413	1.02	63,634	1.03	**42,056**	**0.85**
Ceramics	47,247	0.61	38,885	0.63	**24,057**	**0.48**
Iron and Steel	109,529	1.42	96,371	1.56	**77,058**	**1.55**
Non-Ferrous Metals	46,030	0.60	34,537	0.56	**29,594**	**0.60**
Machinery	121,101	1.57	114,587	1.86	**87,463**	**1.76**
Electrical Machinery	72,026	0.93	55,767	0.90	**37,097**	**0.75**
Shipbuilding and Other Transport Equipment	74,897	0.97	56,072	0.91	**33,397**	**0.67**
Other Manufacturing	100,765	1.31	88,420	1.43	**56,552**	**1.14**
Agriculture	2,037	0.03	1,888	0.03	**341**	**0.01**
Forestry	1,113	0.01	1,051	0.02	**996**	**0.02**
Fisheries	15,724	0.20	15,271	0.25	**12,031**	**0.24**
Mining	35,779	0.46	30,368	0.49	**23,184**	**0.47**
Construction	373,185	4.84	159,200	2.58	**107,737**	**2.17**
Electric Power, Gas, Heat Supply and Water Supply	502,996	6.53	424,896	6.89	**351,332**	**7.07**
Transportation and Communications	704,486	9.14	646,525	10.48	**483,442**	**9.73**
Wholesale and Retail	830,503	10.78	555,833	9.01	**310,377**	**6.24**
Finance and Insurance	1,712,019	22.22	1,442,706	23.39	**1,695,129**	**34.11**
Real Estate	1,005,578	13.05	887,700	14.39	**739,629**	**14.88**
Services	1,012,925	13.15	726,126	11.77	**388,714**	**7.82**
Local Government	112,526	1.46	96,619	1.57	**—**	**—**
Individual	114,995	1.49	93,356	1.51	**71,978**	**1.45**
Overseas Yen Loans, Domestic Loans Transferred Overseas	311,247	4.04	213,430	3.46	**156,471**	**3.15**
Overseas Operations and Japan Offshore Market Accounts	845	100.00%	15,957	100.00%	**42,032**	**100.00%**
Public Sector	—	—	—	—	**—**	**—**
Financial Institutions	—	—	—	—	**—**	**—**
Commerce and Industry	845	100.00	15,957	100.00	**42,032**	**100.00**
Other	—	—	—	—	**—**	**—**
Total	7,704,725		6,183,585		**5,012,174**	

Note: Industry classifications are made according to Bank of Japan classifications.

Loans and Bills Discounted, Classified by Collateral

March 31 (Millions of Yen)

	2000	2001	2002
Securities	121,932	74,971	**53,797**
Commercial Claims	1,170,819	792,466	**826,840**
Commercial Goods	219	—	—
Land and Buildings	1,010,135	701,471	**448,044**
Factories	2,554	1,004	**415**
Foundations	507,875	435,819	**271,331**
Vessels	86,699	78,213	**63,456**
Others	1,677,193	1,357,807	**1,065,828**
Subtotal	4,577,429	3,441,755	**2,729,713**
Guaranteed	1,439,897	1,245,590	**979,270**
Unsecured	1,687,398	1,496,239	**1,303,190**
Total	7,704,725	6,183,585	**5,012,174**
Subordinated Loans	72,000	58,212	**61,473**

Loans to Small and Medium-Sized Companies

March 31

			2000	2001	2002
Total Domestic Loans	①	Number of Borrowers	22,634	19,047	**14,778**
		Amounts (Millions of Yen)	¥7,703,880	¥6,167,627	**¥4,970,141**
Loans to Small and Medium-Sized Companies, etc.	②	Number of Borrowers	21,047	17,699	**13,789**
		Amounts (Millions of Yen)	¥2,773,837	¥2,343,467	**¥2,264,294**
Ratio	②/①	Number of Borrowers	92.99%	92.92%	**93.31%**
		Amounts (Millions of Yen)	¥36.01	¥38.00	**¥45.56**

Notes: 1. The figures above exclude loans at overseas branches and Japan Offshore Market accounts.
2. Small and medium-sized corporations, etc., are defined as companies having capital of not more than ¥300 million (or ¥100 million in wholesale and ¥50 million in retail and services business categories), or companies and individuals with not more than 300 full-time employees (or 100 in wholesale, 50 in retail and 100 in services business categories).

Loans to Individuals

March 31 (Millions of Yen)

	2000	2001	2002
Consumer Loans	50,252	43,061	**35,682**
Housing Loans	50,252	43,061	**35,682**
Other Loans	—	—	—

Risk-Monitored Loans

March 31 (Millions of Yen)

	2000		2001		2002	
	Balance	Percentage of Total	Balance	Percentage of Total	Balance	Percentage of Total
Loans	7,704,725	100.00%	6,183,585	100.00%	**5,012,174**	**100.00%**
Loans to Borrowers in Bankruptcy	188,166	2.44	358,651	5.80	**200,693**	**4.00**
Past Due Loans	801,255	10.40	403,317	6.52	**476,377**	**9.50**
Past Due Loans (Three Months or More)	22,665	0.29	12,853	0.21	**93,075**	**1.86**
Restructured Loans	778,815	10.11	440,097	7.12	**273,909**	**5.46**
Total	1,790,902	23.24	1,214,919	19.65	**1,044,056**	**20.83**

Coverage Ratios for Claims Classified under the Financial Revitalization Law

March 31 (Billions of Yen)

	2000	2001					2002				
			Total Coverage					Total Coverage			
	Year-End Balance	Year-End Balance		Reserve for Loan Losses	Collateral and Guarantees	Coverage Ratio	Year-End Balance		Reserve for Loan Losses	Collateral and Guarantees	Coverage Ratio
Bankrupt and Quasi-Bankrupt Assets	289.1	472.9	472.9	199.1	273.9	100.00%	**306.6**	**306.6**	**61.6**	**244.9**	**100.00%**
Doubtful Assets (*kiken saiken*)	774.2	370.1	316.8	143.6	173.2	85.60	**440.1**	**406.2**	**113.1**	**293.2**	**92.31**
Substandard Assets (*youkanri saiken*)	801.5	453.0	248.0	133.6	114.4	54.75	**367.0**	**220.6**	**119.9**	**100.7**	**60.12**
Normal Assets (*seijou saiken*)	6,625.4	5,513.5					**4,452.0**				
Total	8,490.2	6,809.4	1,037.7	476.2	561.5	80.07	**5,565.7**	**933.4**	**294.6**	**638.8**	**83.82**

Reserve for Loan Losses

Years Ended March 31 (Millions of Yen)

	2000				2001				2002			
	Balance at Beginning of the Fiscal Year	Increase During the Fiscal Year	Decrease During the Fiscal Year	Balance at End of the Fiscal Year	Balance at Beginning of the Fiscal Year	Increase During the Fiscal Year	Decrease During the Fiscal Year	Balance at End of the Fiscal Year	Balance at Beginning of the Fiscal Year	Increase During the Fiscal Year	Decrease During the Fiscal Year	Balance at End of the Fiscal Year
General Reserve for Loan Losses	[331] 413,368	317,480	413,368	317,480	317,480	220,455	317,480	220,455	**220,455**	**192,350**	**220,455**	**192,350**
Specific Reserve	[8,073] 3,224,531	549,191	3,224,531	549,191	[(942)] 550,134	49,648	256,245	343,537	**[(146)] 343,683**	**33,221**	**197,951**	**178,954**
For Non-Resident Loans	[1,615] 196,624	39,599	196,624	39,599	[(1,024)] 40,623	—	25,349	15,274	**[68] 15,206**	**—**	**8,398**	**6,807**
Reserve for Loans to Restucturing Countries	[1,097] 9,390	308	9,390	308	[(43)] 352	296	352	296	**[(15)] 311**	**156**	**311**	**156**
Total	3,647,290	866,981	3,647,290	866,981	867,967	270,401	574,078	564,290	**564,451**	**225,728**	**418,718**	**371,461**

Note: The amounts in [ ] above the balance at the beginning of the fiscal year indicate foreign exchange translation adjustments.

Loans to Restructuring Countries, Classified by Country

March 31 (Millions of Yen)

2000		2001		2002	
Country	Year-End Balance	Country	Year-End Balance	Country	Year-End Balance
Indonesia	722	Indonesia	618	Indonesia	**398**
Russia	91	Russia	114	Russia	**92**
Others (Three Countries)	8	Other (One Country)	0	Others (Two Countries)	**5**
Total	822	**Total**	733	**Total**	**496**
Ratio of Total Amounts to Total Assets	0.00%	Ratio of Total Amounts to Total Assets	0.01%	Ratio of Total Amounts to Total Assets	**0.01%**

Notes: 1. Restructuring countries include foreign governments, foreign central banks, other foreign government-related bodies, foreign nationally owned corporations and privately owned corporations of these countries.
2. Loans to restructuring countries include those loans to foreign governments and related bodies against which the Bank is required to make provisions to the reserve for loans to restructuring countries in accordance with the JICPA Ad Hoc Committee for Audit of Banks Report No. 4.

Acceptances and Guarantees

Breakdown of Collateral for Customers' Liabilities for Acceptances and Guarantees

March 31 (Millions of Yen)

	2000	2001	2002
Securities	2,517	2,505	**1,998**
Commercial Claims	6,844	5,159	**4,517**
Commercial Goods	—	—	**47**
Real Estate	42,090	24,423	**10,108**
Other	77,633	53,676	**24,125**
Subtotal	129,086	85,764	**40,797**
Guaranteed	23,678	15,812	**9,911**
Unsecured	419,233	277,415	**133,073**
Total	571,997	378,993	**183,783**

Securities

Year-End Balance of Securities

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Japanese Government Bonds	2,385,927	—	2,385,927	1,329,367	—	1,329,367	**938,413**	**—**	**938,413**
	84.90%		84.90%	64.77%		64.77%	**62.85%**		**62.85%**
Japanese Local Government Bonds	11,994	—	11,994	124	—	124	**29**	**—**	**29**
	0.43%		0.43%	0.01%		0.01%	**0.00%**		**0.00%**
Japanese Corporate Bonds	31,019	—	31,019	81,651	619	82,270	**49,683**	**—**	**49,683**
	1.10%		1.10%	3.98%	0.03%	4.01%	**3.33%**		**3.33%**
Equity Securities	362,994	—	362,994	24,990	—	24,990	**20,079**	**—**	**20,079**
	12.92%		12.92%	1.22%		1.22%	**1.34%**		**1.34%**
Other Securities	4,115	14,113	18,228	2,744	612,906	615,650	**2,572**	**482,269**	**484,841**
	0.15%	0.50%	0.65%	0.13%	29.86%	30.00%	**0.17%**	**32.30%**	**32.47%**
Foreign Bonds		9,272	9,272		535,316	535,316		**446,269**	**446,269**
		0.33%	0.33%		26.08%	26.08%		**29.89%**	**29.89%**
Foreign Stocks		3,550	3,550		56,755	56,755		**11,137**	**11,137**
		0.13%	0.13%		2.77%	2.77%		**0.75%**	**0.75%**
Securities Loaned	—	—	—						
Total	2,796,051	14,113	2,810,164	1,438,877	613,525	2,052,403	**1,010,778**	**482,269**	**1,493,048**
	99.50%	0.50%	100.00%	70.11%	29.89%	100.00%	**67.70%**	**32.30%**	**100.00%**

Balance of Securities, Classified by Maturity

March 31 (Millions of Yen)

	One Year or Less	One to Three Years	Three to Five Years	Five to Seven Years	Seven to Ten Years	More than Ten Years	No Designated Term	Total
2000								
Japanese Government Bonds	2,353,632	523	31,772	—	—	—	—	2,385,927
Japanese Local Government Bonds	11,900	89	—	—	4	—	—	11,994
Japanese Corporate Bonds	11,721	9,489	7,540	1,807	300	160	—	31,019
Equity Securities							362,994	362,994
Other Securities	6,537	422	—	420	3,265	—	7,583	18,228
Foreign Bonds	6,272	—	—	—	3,000	—	—	9,272
Foreign Stocks	—	—	—	—	—	—	3,550	3,550
Securities Loaned	—	—	—	—	—	—	—	—
2001								
Japanese Government Bonds	1,317,886	8,019	3,462	—	—	—	—	1,329,367
Japanese Local Government Bonds	94	25	—	—	5	—	—	124
Japanese Corporate Bonds	55,011	10,621	4,519	11,979	—	139	—	82,270
Equity Securities							24,990	24,990
Other Securities	2,745	33,504	136,743	47,420	258,267	22,602	114,368	615,650
Foreign Bonds	2,417	33,504	134,239	43,534	258,267	11,492	51,861	535,316
Foreign Stocks	—	—	—	—	—	—	56,755	56,755
2002								
Japanese Government Bonds	**529,721**	**34,718**	**31,243**	**140,112**	**202,618**	**—**	**—**	**938,413**
Japanese Local Government Bonds	**17**	**6**	**—**	**—**	**4**	**—**	**—**	**29**
Japanese Corporate Bonds	**11,041**	**13,089**	**11,556**	**13,955**	**—**	**39**	**—**	**49,683**
Equity Securities							**20,079**	**20,079**
Other Securities	**10,927**	**30,662**	**116,064**	**86,624**	**182,518**	**26,336**	**31,706**	**484,841**
Foreign Bonds	**10,914**	**30,662**	**113,860**	**81,833**	**181,816**	**13,849**	**13,333**	**446,269**
Foreign Stocks	**—**	**—**	**—**	**—**	**—**	**—**	**11,137**	**11,137**

Average Balance of Securities

Years Ended March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total
Japanese Government Bonds	328,927	—	328,927	2,396,861	—	2,396,861	**1,372,130**	**—**	**1,372,130**
	16.59%		16.59%	86.11%		86.11%	**68.61%**		**68.61%**
Japanese Local Government Bonds	2,046	—	2,046	11,853	—	11,853	**99**	**—**	**99**
	0.10%		0.10%	0.43%		0.43%	**0.00%**		**0.00%**
Japanese Corporate Bonds	54,103	237	54,340	85,701	3	85,705	**49,536**	**16**	**49,552**
	2.73%	0.01%	2.74%	3.08%	0.00%	3.08%	**2.48%**	**0.00%**	**2.48%**
Equity Securities	1,554,616	—	1,554,616	42,200	—	42,200	**22,037**	**—**	**22,037**
	78.39%		78.39%	1.52%		1.52%	**1.10%**		**1.10%**
Other Securities	4,407	38,775	43,183	4,120	242,732	246,853	**2,732**	**553,473**	**556,205**
	0.22%	1.96%	2.18%	0.15%	8.72%	8.87%	**0.14%**	**27.67%**	**27.81%**
Foreign Bonds		12,031	12,031		220,181	220,181		**480,325**	**480,325**
		0.61%	0.61%		7.91%	7.91%		**24.02%**	**24.02%**
Foreign Stocks		19,053	19,053		17,003	17,003		**46,029**	**46,029**
		0.96%	0.96%		0.61%	0.61%		**2.30%**	**2.30%**
Total	1,944,101	39,012	1,983,114	2,540,738	242,736	2,783,474	**1,446,536**	**553,489**	**2,000,026**
	98.03%	1.97%	100.00%	91.28%	8.72%	100.00%	**72.33%**	**27.67%**	**100.00%**

Underwriting of Public Bonds

Years Ended March 31 (Millions of Yen)

	2000	2001	2002
Japanese Government Bonds	162,980	168,673	**197,923**
Japanese Local Government Bonds and Japanese Government-Guaranteed Bonds	63,545	68,293	**45,000**
Total	226,525	236,966	**242,923**

Over-the-Counter Sales of Public Bonds

Years Ended March 31 (Millions of Yen)

	2000	2001	2002
Japanese Government Bonds	665	289	**—**
Japanese Local Government Bonds and Japanese Government-Guaranteed Bonds	8,809	—	**20,700**
Total	9,474	289	**20,700**
Securities Investment Trusts		74,705	**172,439**

Note: The Bank commenced over-the-counter sales of securities investment trusts on April 3, 2000.

Others

Balance of Foreign Currency-Denominated Assets

March 31 (Millions of U.S. Dollars)

	2000	2001	2002
Domestic Branches	5,103	9,577	**7,339**
Overseas Branches	—	—	**—**
Total	5,103	9,577	**7,339**

Service Fees

July 1, 2002 (Yen)

		To Accounts at Shinsei Bank	To Accounts at Other Banks		To Post Office Savings Accounts
Domestic Remittance	PowerFlex Accounts (All by Electronic Transfer)	Free of Charge	Over-the-Counter	600	ATM 400
			Telephone Banking	300	Over-the-Counter 600
			Internet Banking	Free of Charge	
	Corporate Deposit Accounts	Free of Charge	Over-the Counter by Electronic Transfer	600	
			Over-the Counter by Mail Transfer	600	
Bills for Collection	PowerFlex Accounts			2,000	
	Corporate Deposit Accounts Per Bill from Remote Area	420	Urgent Service	840	
			Standard Service	630	
	Per Bill from Same Area	Free of Charge	Per Bill from Same Area	210	
ATMs	Withdrawals Using Shinsei Bank Cards			Free of Charge	
	Withdrawals Using Institution Cards			Free of Charge	
Check and Promissory Note Books	Promissory Note Books		1 Book (25 Notes)	525	
	Check Books		1 Book (50 Checks)	630	
Issuance of Cashier's Check	PowerFlex Accounts			Free of Charge	
	Corporate Deposit Accounts			525	

Notes: 1. All fees are inclusive of 5% consumption tax and local consumption tax.
2. Certain ATMs operate different hours and days of the week.

Automatic Teller Machines (ATMs)

March 31, 2002

	Number of Machines
ATMs	80

Note: In addition to the above, the Bank operates six ATMs in cooperation with Keihin Electric Express Railway Co., Ltd., and 3,657 ATMs in cooperation with IY Bank Co., Ltd.

Ratios (Non-Consolidated)

Return on Equity (ROE)

Years Ended March 31 (%)

	2001	2002
ROE (Core Profit Basis)	18.73	**20.74**
ROE (Net Business Profit Basis)	18.68	**23.11**
ROE (Net Income Basis)	46.79	**21.83**

Notes: 1. ROE (%) = $\frac{\text{Core profit (or net business profit, or net income) – dividends paid on preferred stock}}{\{(\text{Total stockholders' equity at beginning of term – Number of preferred shares outstanding at beginning of term x Issue price}) + (\text{Total stockholders' equity at end of term – Number of preferred shares outstanding at end of term x Issue price})\} / 2} \times 100$

2. Core profit = Net business profit before general reserve for loan losses, including gain from money held in trust

Income Ratios

Years Ended March 31 (%)

	2000	2001	2002
Net Operating Income to Total Assets	—	0.85	**0.45**
Net Operating Income to Stockholders' Equity	—	49.34	**13.29**
Net Income to Total Assets	0.70	0.81	**0.71**
Net Income to Stockholders' Equity	—	46.79	**21.83**

Notes: 1. Net operating income (or net income) to total assets (%) = $\frac{\text{Net operating income (or net income)}}{\text{Average balance of total assets (excluding customers' liabilities for acceptances and guarantees)}} \times 100$

2. Net operating income (or net income) to stockholders' equity (%) = $\frac{\text{Net operating income (or net income) – Dividends paid on preferred stock}}{\text{Average balance of stockholders' equity (excluding preferred stock* and new stock subscriptions)}} \times 100$

* Preferred stock = Number of preferred shares outstanding x Issue price

Loan-Deposit Ratio and Securities-Deposit Ratio

Years Ended March 31 (%)

	2000			2001			2002		
	Domestic Operations	Overseas Operations	Total	Domestic Operations	Overseas Operations	Total	**Domestic Operations**	**Overseas Operations**	**Total**
Loan-Deposit Ratio for the Year Ended	83.89	65.53	82.79	94.51	51.49	91.11	**102.34**	**52.21**	**97.91**
Loan-Deposit Ratio by Average Balance for the Fiscal Year	93.39	119.51	94.92	91.03	59.62	88.91	**93.03**	**46.31**	**89.09**
Securities-Deposit Ratio for the Year Ended	31.95	2.53	30.19	23.02	114.53	30.24	**21.66**	**106.49**	**29.17**
Securities-Deposit Ratio by Average Balance for the Fiscal Year	18.51	5.97	17.78	33.39	43.89	34.10	**25.30**	**105.31**	**32.04**

Notes: 1. Loan-deposit ratio (%) = $\frac{\text{Loans}}{\text{Debentures + Deposits}} \times 100$

2. Securities-depost ratio (%) = $\frac{\text{Securities}}{\text{Debentures + Deposits}} \times 100$

3. Deposits above include negotiable certificates of deposit.

Deposits and Loans per Employee

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic	Overseas	Total	Domestic	Overseas	Total	**Domestic**	**Overseas**	**Total**
Deposits per Employee	4,507	2,673	4,379	3,572	—	3,778	**2,593**	**—**	**2,765**
Loans per Employee	3,897	—	3,625	3,442	—	3,442	**2,707**	**—**	**2,707**

Deposits and Loans per Office

March 31 (Millions of Yen)

	2000			2001			2002		
	Domestic	Overseas	Total	Domestic	Overseas	Total	**Domestic**	**Overseas**	**Total**
Deposits per Office	371,270	395,616	372,244	267,329	370,860	271,470	**184,654**	**318,279**	**189,603**
Loans per Office	321,030	—	308,189	257,649	—	247,343	**192,775**	**—**	**185,636**

Securities (Non-Consolidated)

Securities Classified as Trading

March 31 (Millions of Yen)

	2001		2002	
	Net Book Value	Gains Included in Profit/Loss	Net Book Value	Gains Included in Profit/Loss
Securities Classified as Trading	109,536	86	**247,637**	**12**

Securities Classified as Held-to-Maturity with Fair Value

At March 31, 2001 and 2002, the Bank held no stocks of subsidiaries and affiliates with fair value.

Available-for-Sale Securities with Fair Value

March 31 (Millions of Yen)

	2001					2002				
	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Equity Securities	1,750	1,986	235	258	22	**1,904**	**1,887**	**(18)**	**10**	**27**
Bonds	1,408,686	1,411,615	2,929	3,104	174	**957,479**	**959,016**	**1,537**	**1,724**	**187**
Japanese Government Bonds	1,327,850	1,329,367	1,516	1,596	79	**937,098**	**938,413**	**1,315**	**1,489**	**174**
Japanese Local Government Bonds	119	124	4	4	—	**25**	**25**	**0**	**0**	**—**
Japanese Corporate Bonds	80,715	82,123	1,408	1,503	95	**20,355**	**20,577**	**221**	**235**	**13**
Other	465,511	488,772	23,261	24,310	1,049	**447,414**	**455,238**	**7,824**	**13,907**	**6,082**
Total	1,875,948	1,902,374	26,426	27,673	1,246	**1,406,798**	**1,416,142**	**9,344**	**15,642**	**6,298**

Notes: 1. Other is mainly foreign bonds.
2. The net unrealized gains and losses shown above carried a deferred tax liability. For the year ended March 31, 2001, the deferred tax liability was ¥10,084 million, resulting in an amount net of tax of ¥16,342 million. For the year ended March 31, 2002, the liability was ¥3,559 million, resulting in an amount net of tax of ¥5,785 million.
3. For the year ended March 31, 2001, the net book value shown above includes a ¥15 million equivalent gain on the sale of equity securities, in accordance with the transfer date adjustment standard.
4. On March 31, 2002, the Bank recognized impairment losses of ¥10,697 million on other securities with fair value.

Available-for-Sale Securities Sold

March 31 (Millions of Yen)

	2001			2002		
	Sales Amount	Gains on Sales	Losses on Sales	Sales Amount	Gains on Sales	Losses on Sales
Available-for-Sale Securities	4,135,707	59,356	2,838	**1,274,206**	**9,403**	**6,330**

Securities with No Available Fair Value

March 31 (Millions of Yen)

	2001	2002
Stocks of Subsidiaries and Affiliates		
Subsidiaries' Stocks	15,864	**16,369**
Affiliates' Stocks	173	**724**
Available-for-Sale Securities		
Non-Listed Stocks (Except Over-the-Counter Stocks)	7,225	**2,083**
Non-Listed Corporate Bonds	146	**29,106**
Non-Listed Foreign Securities	125,244	**27,413**
Other	1,372	**1,208**

Redemption Schedule on Available-for-Sale Securities with Maturities and Bonds Classified as Held-to-Maturity

March 31 (Millions of Yen)

	2001				2002			
	One Year or Less	One to Five Years	Five to Ten Years	More Than Ten Years	One Year or Less	One to Five Years	Five to Ten Years	More Than Ten Years
Bonds	1,372,991	26,647	11,984	139	**540,670**	**90,616**	**356,690**	**39**
Japanese Government Bonds	1,317,886	11,481	—	—	**529,610**	**65,962**	**342,730**	**—**
Japanese Local Government Bonds	94	25	5	—	**17**	**6**	**4**	**—**
Japanese Corporate Bonds	55,011	15,140	11,979	139	**11,041**	**24,646**	**13,955**	**39**
Other	2,745	170,247	305,687	22,602	**10,927**	**147,853**	**268,780**	**26,336**
Total	1,375,736	196,894	317,671	22,742	**551,598**	**238,469**	**625,470**	**26,376**

Money Held in Trust (Non-Consolidated)

Money Held in Trust Classified as Trading

March 31 (Millions of Yen)

	2001		2002	
	Net Book Value	Gains Included in Profit/Loss	Net Book Value	Gains Included in Profit/Loss
Money Held in Trust Classified as Trading	109,381	70	**127,276**	**6,496**

Money Held in Trust Classified as Held-to-Maturity

At March 31, 2001 and 2002, there are no corresponding items.

Other Money Held in Trust (Money Held in Trust that is Classified Neither as Trading Nor as Held-to-Maturity)

March 31 (Millions of Yen)

	2001					2002				
	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses	Acquisition Cost	Net Book Value	Net Unrealized Gains (Losses)	Unrealized Gains	Unrealized Losses
Other Money Held in Trust......	45,257	45,257	—	—	—	**3,051**	**3,051**	**—**	**—**	**—**

Net Unrealized Gains on Available-for-Sale Securities and Other Money Held in Trust (Non-Consolidated)

Net Unrealized Gains on Available-for-Sale Securities and Other Money Held in Trust

March 31 (Millions of Yen)

	2001	2002
Net Unrealized Gains on Available-for-Sale Securities and Other Money Held in Trust	26,426	**9,344**
Available-for-Sale Securities	26,426	**9,344**
Other Money Held in Trust..................	—	**—**
Deferred Tax Liabilities	(10,084)	**(3,559)**
Net Unrealized Gains on Valuation (Before Adjustment)	16,342	**5,785**
Minority Interest..................	—	**—**
Parent Company's Share in Net Unrealized Gains on Valuation of Available-for-Sale Securities Held by Affiliates Accounted for by the Equity Method	—	**—**
Net Unrealized Gains on Valuation..................	16,342	**5,785**

Derivative Financial Instruments (Non-Consolidated)

Current Status (For the Years Ended March 31, 2002)

Approach for Derivatives Transactions

The Bank handles interest rate swaps, interest rate futures options, interest rate futures, currency swaps, currency options, stock price index futures and bond futures, etc.

Derivatives transactions are an effective means to control price fluctuation risk that is becoming more diversified and complex as the result of ongoing deregulation in the international financial markets and progress of financial technology. The Bank conducts transactions under an integrated risk management system sufficient to monitor and manage such risk as market risk, credit risk, liquidity risk and operational risk associated with derivatives transactions.

Purpose of Derivatives Transactions

Derivatives transactions handled by the Bank are utilized for (1) customer transactions for the purpose of providing a wide variety of financial products to accommodate various customer needs, and (2) asset and liability management for the purpose of achieving stable earnings by controlling risks resulting from the Bank's assets or liabilities, and other purposes.

Contents of Risks Associated with Transactions

The Bank exercises control with a major emphasis on market risk and credit risk.

To control market risk, which is the risk of incurring future losses as a result of market price fluctuation of financial products, the Bank mainly uses the Value-at-Risk (VaR) method. According to this method, the maximum VaR due to general market risk in the Bank's trading account in the year ended March 31, 2002, was ¥1.2 billion, the minimum was ¥100 million, and the average was ¥590 million. [Method applied: Variance-covariance method, confidence interval: 2.33 standard deviations (confidence interval of 99%), holding period: 10 days]

Furthermore, credit risk, which is the risk of suffering losses when a transaction counterparty becomes unable to meet its contractual obligations due to bankruptcy, etc., is assumed within the limits of credit lines using the current exposure method and the potential exposure method. Credit risk, based on the capital adequacy ratio (domestic standard) on a consolidated basis, was ¥297.4 billion as of March 31, 2002.

Risk Management System

At the Bank, integrated risk management is conducted by the Risk Management Group, which has an independent risk management function.

With regard to market risk, the Market Risk Management Division establishes basic risk management policies, procedures and other necessary rules to prevent any improper or arbitrary operations. Market risk for both banking and trading activities is measured and monitored on a daily basis and reported to management.

Regarding credit risk, transactions are executed in accordance with approval procedures for off-balance transactions established by the Risk Management Group within the limits of predetermined credit lines. Observance of the credit lines is monitored by both the front-office sections and the back-office sections. When the exposure amount evaluated based on the current market exceeds the predetermined line amount, necessary measures are taken, such as the pledging of collateral.

Estimated Fair Value Information for Derivatives Transactions

Interest Rate-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)	Contractual Value or Notional Principal Amount	Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Listed	Futures Contracts	Sold	2,958	—	1	1	124,750	—	(25)	(25)
		Bought	5,914	—	(0)	(0)	—	—	—	—
	Interest Rate Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Over-the-Counter	Forward Rate Agreements	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Interest Rate Swaps	Receive Fixed and Pay Floating	9,487,086	6,396,862	449,217	449,217	6,805,243	4,488,081	325,207	325,207
		Receive Floating and Pay Fixed	9,407,568	6,383,577	(449,273)	(449,273)	6,806,936	4,493,116	(326,993)	(326,993)
		Receive Floating and Pay Floating	640,646	515,085	64	64	482,568	317,745	12	12
		Receive Fixed and Pay Fixed	11,433	9,433	(21)	(21)	20,323	20,233	(16)	(16)
	Interest Rate Options	Sold	642,588	551,797	(3,784)	(3,784)	560,513	469,828	(2,990)	(2,990)
		Bought	642,588	551,797	3,790	3,790	560,513	469,828	2,989	2,989
	Others	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					(6)	(6)			(1,815)	(1,815)

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Currency-Related Transactions

March 31 (Millions of Yen)

			2001 Contractual Value or Notional Principal Amount	2001 Maturity over One Year	2001 Estimated Fair Value	2001 Unrealized Gains (Losses)	2002 Contractual Value or Notional Principal Amount	2002 Maturity over One Year	2002 Estimated Fair Value	2002 Unrealized Gains (Losses)
Over-the-Counter	Currency Swaps		1,578,715	954,537	(4,183)	(4,183)	**1,014,539**	**558,819**	**(1,107)**	**(1,107)**
	Forward Foreign Exchange	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Currency Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Others	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					(4,183)	(4,183)			**(1,107)**	**(1,107)**

Notes: 1. The derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the statements of income. Swaps for which hedge accounting was adopted and the swaps mentioned in note 2 below are excluded from the table above.

2. Certain swaps are accounted for on an accrual basis, in accordance with the report "Temporary Auditing Treatment for Continuous Application of the New Foreign Exchange Accounting Standard in the Banking Industry" issued by the JICPA on April 10, 2000. Contract value or notional principal of these currency swaps is as follows:

(Millions of Yen)

	2001 Contractual Value or Notional Principal Amount	2001 Estimated Fair Value	2001 Unrealized Gains (Losses)	2002 Contractual Value or Notional Principal Amount	2002 Estimated Fair Value	2002 Unrealized Gains (Losses)
Currency Swaps	207,129	(12,665)	(12,665)	**35,797**	**(229)**	**(229)**

The following types of forward foreign exchange and currency options are excluded from the table above: (1) Those marked to market at the fiscal year-end and on which any unrealized gains or losses are reported in the statements of income; and (2) those involving financial assets and liabilities denominated in foreign currencies and recognized in the balance sheets. The contract value of currency derivatives which are marked to market at the balance sheet date is as follows:

(Millions of Yen)

			2001 Contractual Value or Notional Principal Amount	2002 Contractual Value or Notional Principal Amount
Listed	Currency Futures	Sold	—	—
		Bought	—	—
	Currency Options	Sold	—	—
		Bought	—	—
Over-the-Counter	Forward Foreign Exchange	Sold	214,800	**199,678**
		Bought	116,190	**169,537**
	Currency Options	Sold	23,156	**64,855**
		Bought	24,706	**97,939**
	Others	Sold	—	—
		Bought	—	—

Stock-Related Transactions

March 31 (Millions of Yen)

			2001 Contractual Value or Notional Principal Amount	2001 Maturity over One Year	2001 Estimated Fair Value	2001 Unrealized Gains (Losses)	2002 Contractual Value or Notional Principal Amount	2002 Maturity over One Year	2002 Estimated Fair Value	2002 Unrealized Gains (Losses)
Listed	Stock Price Index Futures	Sold	—	—	—	—	**55**	—	**55**	—
		Bought	—	—	—	—	**225**	—	**222**	**(3)**
	Stock Price Index Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Over-the-Counter	Equity Options	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
	Stock Price Index Swaps									
	Stock Price Index Receivable/Interest Floating Rate Payable		—	—	—	—	—	—	—	—
	Stock Price Index Payable/Interest Floating Rate Receivable		—	—	—	—	—	—	—	—
	Others	Sold	—	—	—	—	—	—	—	—
		Bought	—	—	—	—	—	—	—	—
Total					—	—			**277**	**(3)**

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Bond-Related Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
				Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)		Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Listed	Bond Futures	Sold..............	—	—	—	—	63,637	—	(376)	(376)
		Bought............	—	—	—	—	60,905	—	486	486
	Bond Futures Options	Sold................	418	—	1	1	—	—	—	1
		Bought............	—	—	—	—	—	—	—	—
Over-the-Counter	Bond Options	Sold................	—	—	—	—	—	—	—	—
		Bought............	—	—	—	—	—	—	—	—
	Others	Sold................	—	—	—	—	—	—	—	—
		Bought............	—	—	—	—	—	—	—	—
Total..					1	1			110	110

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Commodity Derivatives Transactions

The Bank had no outstanding positions arising from commodity derivatives transactions as of March 31, 2001 and 2002.

Credit Derivatives Transactions

March 31 (Millions of Yen)

			2001				2002			
			Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
				Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)		Maturity over One Year	Estimated Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Default Options	Sold...............	—	—	—	—	41,651	41,651	(568)	(568)
		Bought..........	—	—	—	—	8,664	3,664	31	31
	Others	Sold.............	—	—	—	—	—	—	—	—
		Bought..........	—	—	—	—	—	—	—	—
Total..					—	—			(537)	(537)

Note: Derivatives mentioned above were marked to market and the unrealized gains and losses were reported in the statements of income. Derivatives for which hedge accounting was adopted were excluded from the table above.

Progress toward Restoring Sound Management (Non-Consolidated)*

To achieve smooth credit operations founded on a stable financial base, in March 2000 the Bank received public funds through the issuance of preferred shares. This was carried out in accordance with the Financial Function Early Strengthening Law, following review and approval by the Financial Reconstruction Commission.

The Bank is making the utmost effort to achieve the objectives set out in the *Plan for Restoring Sound Management* (the *Plan*) formulated at the time it applied for public funds, as revised in August 2001.

Profitability

Gross business profit, including gain on money held in trust, for fiscal 2001, ended March 31, 2002, was ¥123.8 billion, up ¥23.5 billion from the year ended March 31, 2001, and exceeded the ¥114.8 billion targeted in the *Plan*, by ¥9.0 billion. This was mainly due to the improved funding and lending margin resulting in increased net interest income and increased non-interest income from investment banking business activities.

Net income was ¥60.7 billion, substantially exceeding the *Plan*'s target of ¥37.8 billion. Although this was a decrease of ¥30.6 billion from the previous year's net income of ¥91.3 billion, the previous year's total included a ¥55.0 billion gain from the sale of the equity portfolio to the Deposit Insurance Corporation of Japan (DIC). If such gain were excluded, the ¥60.7 billion in net income for fiscal 2001 would have amounted to an increase of 67.2%.

(Notes: 1. The gain from the sale of the equity portfolio to the DIC was stipulated in the Share Purchase Agreement.

2. Gross business profit is the sum of: interest income, net; fees and commissions, net; trading income, net; and other business income, net.)

Gross Business Profit (Non-Consolidated)

Years Ended March 31

(Billions of Yen)

	2001	2002	
	Actual	Plan	Actual
Gross Business Profit	¥100.3	**¥114.8**	**¥123.8**

Note: Includes gain on money held in trust.

Net Income (Non-Consolidated)

Years Ended March 31

(Billions of Yen)

	2001	2002	
	Actual	Plan	Actual
Net Income	¥91.3	**¥37.8**	**¥60.7**

Progress in Rationalization of Operations

Through efforts to achieve further operational efficiency, the Bank reduced expenses to ¥65.9 billion for the year ended March 31, 2002, lower than the target of ¥67.0 billion set out in the *Plan*. Non-personnel expenses were ¥37.5 billion, lower than in the *Plan*, although higher than the year earlier by ¥4.6 billion, owing to the launch of new retail businesses and to IT-related expenses.

Personnel expenses were ¥28.4 billion, lower than in the *Plan* and the previous year, owing to the reduced number of employees, increased efficiency and the outsourcing of some operations.

Expenses (Non-Consolidated)

Years Ended March 31

(Billions of Yen)

	2001	2002	
	Actual	Plan	Actual
Operating Expenses	¥61.5	**¥67.0**	**¥65.9**
Personnel Expenses	28.6	**28.5**	**28.4**
Non-Personnel Expenses (Including Tax)	32.9	**38.5**	**37.5**

Loans to Small and Medium-Sized Enterprises (SMEs)

As of March 31, 2002, the SME loan balance was ¥2,456.9 billion (adjusted for regulatory reporting), an increase of ¥121.9 billion from March 31, 2001. Shinsei Bank received a business improvement order from the Financial Services Agency because it missed the volume target for SME loans stated in the fiscal 2000 *Plan*. The Bank recognized that clearing the target by March 31, 2002, to increase the amount of SME loans by ¥18.2 billion compared with the prior year was a management priority. The Bank established an SME Loan Committee chaired by Masamoto Yashiro, chairman and president of the Bank, and promoted SME loans actively and with the utmost effort to achieve the target. As a result, we exceeded the target by ¥103.7 billion. Furthermore, the Bank underwrote ¥2.5 billion in private bonds issued by SMEs. Including these, the Bank exceeded the target by ¥106.2 billion.

SME Loans (Non-Consolidated)

Years Ended March 31

(Billions of Yen)

	2001	2002	
	Actual	Plan	Actual
SME Loans	¥2,335.0	**¥2,353.2**	**¥2,456.9**

Note: Adjusted for regulatory reporting; excludes impact loans and ¥2.5 billion in private bonds underwritten as of March 31, 2002.

*In reporting on progress toward the *Plan for Restoring Sound Management*, figures are shown on a rounded basis, not on a truncated basis. Therefore, there are some differences between numbers on this page compared with those in the rest of this report.

Subsidiaries and Affiliates

(As of March 31, 2002)



Shinsei Bank, Limited
Banking Operations
Securities Operations
Trust Banking Operations
Other Operations
Shinsei Bank Finance N.V.
Shinsei Securities Co., Ltd.
Shinsei Trust & Banking Co., Ltd.
Shinsei Card Co., Ltd.
BlueBay Asset Management Limited

(Consolidated Subsidiaries Affiliate Accounted for under the Equity Method)

Major Domestic Subsidiaries

Name	Establishment Date	Location	Main Business	Capital (Millions of Yen)	Equity Stake Held by Shinsei Bank and Consolidated Subsidiaries		
						Equity Stake Held by Shinsei Bank	Equity Stake Held by Consolidated Subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	November 27, 1996	1-8, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	Trust banking	5,000	100.00%	100.00%	—
Shinsei Information Technologies Co., Ltd.	August 1, 1983	13-30, Kamiosaki 2-chome, Shinagawa-ku, Tokyo	Contracted computer operations	100	100.00%	100.00%	—
Shinsei Business Services Co., Ltd.	February 1, 1985	1-8, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	Office work outsourcing, temporary staff placement	54	100.00%	100.00%	—
Shinsei Real Estate Valuation Services Co., Ltd.	October 1, 1992	1-8, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	Real estate valuation	50	100.00%	100.00%	—
Shinsei Card Co., Ltd.	March 16, 2000	1-8, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	Credit cards	210	100.00%	100.00%	—
Shinsei Securities Co., Ltd.	August 11, 1997	6-12, Toranomon 1-chome, Minato-ku, Tokyo	Securities	5,500	100.00%	100.00%	—
Chogin Card Co., Ltd.	June 5, 1979	16-13, Nihonbashi 2-chome, Chuo-ku, Tokyo	Credit guarantees	130	100.00%	100.00%	—
Chowa Tatemono Co., Ltd.	August 11, 1997	17, Kandahigashimatsushita-cho, Chiyoda-ku, Tokyo	Real estate leasing	10	100.00%	100.00%	—
BM Finance Co., Ltd.	January 7, 1993	18-16, Shinbashi 1-chome, Minato-ku, Tokyo	Acquisition and sale of monetary claims	10	—	—	—
BM Enterprise Co., Ltd.	April 1, 1998	18-16, Shinbashi 1-chome, Minato-ku, Tokyo	Acquisition and sale of monetary claims	10	100.00%	—	100.00%
BM Asset Management Co., Ltd.	October 19, 2001	18-16, Shinbashi 1-chome, Minato-ku, Tokyo	Servicer	500	100.00%	—	100.00%
EQUION COMPANY, LIMITED	May 4, 1959	18-16, Shinbashi 1-chome, Minato-ku, Tokyo	Real estate collateral finance	200	100.00%	—	100.00%
APOLLO FINANCE CO., LTD.	February 5, 1988	2-15, Uchikanda 1-chome, Chiyoda-ku, Tokyo	Real estate collateral finance	200	100.00%	—	100.00%

Major Overseas Subsidiary

Name	Establishment Date	Location	Main Business	Capital (Millions of U.S. Dollars)	Equity Stake Held by Shinsei Bank and Consolidated Subsidiaries		
						Equity Stake Held by Shinsei Bank	Equity Stake Held by Consolidated Subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	March 19, 1976	Curaçao, Netherlands Antilles	Banking	2.1	100.00%	100.00%	—

Overseas Affiliate

Name	Establishment Date	Location	Main Business	Capital (Thousands of Pounds)	Equity Stake Held by Shinsei Bank and Consolidated Subsidiaries		
						Equity Stake Held by Shinsei Bank	Equity Stake Held by Consolidated Subsidiaries of Shinsei Bank
BlueBay Asset Management Limited	July 3, 2001	London	Asset Management	11,922	25.00%	25.00%	—

Capital Stock and Capital Surplus

Outstanding Balance of Paid-in Capital

(Millions of Yen)

Date	Numbers of Shares Outstanding (Thousands)		Capital Stock		Capital Surplus		Details
	Increase/Decrease	Total after Increase	Amount of Capital Increase/Decrease	Capital Stock after Increase/Decrease	Amount of Capital Increase/Decrease	Capital Surplus after Increase/Decrease	
March 31, 1998	100,000	2,492,904	65,000	387,229	65,000	296,782	Third-party share allocation (series 2 preferred stock) Issue price: ¥1,300; amount designated as stated capital: ¥650
April 9, 1998	24,171	2,517,075	3,480	390,710	3,480	300,263	Third-party share allocation (common stock) Issue price: ¥288; amount designated as stated capital: ¥144
June 29, 1999	—	2,517,075	—	390,710	(300,263)	—	Transfer of capital surplus to deficit in accordance with a resolution of the General Meeting of Stockholders
March 2, 2000	300,000	2,817,075	60,000	450,710	60,000	60,000	Third-party share allocation (common stock) Issue price: ¥400; amount designated as stated capital: ¥200
March 31, 2000	(25,472)	2,791,603	(221,413)	229,296	221,413	281,413	Capital reduction without repayment Decrease in the stated value of common stock so that the aggregate par value of common stock outstanding does not exceed stated value: ¥(204,856) Retirement of 25,472 thousand series 2 preferred shares without repayment to stockholders: ¥(16,556)
April 1, 2000	600,000	3,391,603	222,000	451,296	18,000	299,413	Third-party share allocation (series 3 preferred stock) Issue price: ¥400; amount designated as stated capital: ¥370
June 28, 2000	—	3,391,603	—	451,296	(280,854)	18,558	Transfer of capital surplus to deficit in accordance with a resolution of the General Meeting of Stockholders

Principal Shareholders

Common Stock

March 31, 2002

Name of Shareholder	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding
New LTCB Partners C.V.	2,688,535	98.94%
GGR Cayman L.P.	28,540	1.05%

Notes: 1. On October 28, 1998, the DIC acquired all the Bank's outstanding shares. On March 1, 2000, 2,417,075 thousand shares, or all outstanding ordinary stock excluding those shares below the minimum trading unit, were transferred to New LTCB Partners C.V., ending the temporary nationalization of the Bank. In addition, on March 2, 2000, New LTCB Partners C.V. acquired 300,000 thousand shares of ordinary stock newly issued by the Bank.
2. On October 24, 1998, the Bank's common stock was delisted from the Tokyo Stock Exchange.

Series 2 Preferred Stock

March 31, 2002

Name of Shareholder	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding
Deposit Insurance Corporation of Japan	74,528	100.00%

Series 3 Preferred Stock

March 31, 2002

Name of Shareholder	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding
Resolution and Collection Corporation	600,000	100.00%

Per Share Information

Years Ended March 31

(Yen)

		1998	1999	2000	2001	2002
Dividends	Common Stock	6.00	—	—	1.11	**1.11**
	Series 2 Preferred Stock		—	—	13.00	**13.00**
	Series 3 Preferred Stock				4.84	**4.84**
Net Income (Loss)		(117.03)	(325.65)	44.99	32.16	**20.92**
Total Stockholders' Equity		274.63	—	48.94	88.54	**103.21**
Payout Ratio		—	—	—	3.45%	**5.30%**

Notes: 1. Net income per share (or net loss per share) is equal to net income (or loss) minus total dividends paid on preferred shares, divided by the average number of shares outstanding during the term.
2. Stockholders' equity per share is equal to shareholders' equity at the end of the term minus the number of preferred shares outstanding at the end of the term times the issue price, divided by the number of shares outstanding at the end of the term.

The Bank will continue to pay dividends on preferred stock in accordance with the set terms attached to that stock. In determining the level of dividends paid on common stock, the Bank will consider a variety of factors, including profitability, outlook, financial health and capital level.

Organization

Corporate Structure (As of July 22, 2002)



Banking Infrastructure Group
Information Technology Division
(Systems Administration Department)
Operations Planning and Administration Division
Trading and Securities Operations Division
Business Operations Division
Grand Cayman Branch
Operations Services Division
Institutional Banking Group
IB Business Division
Process Support Division
Corporate Banking Business Sub-Group
Corporate Banking Business Division (CBBD) I
CBBD II
CBBD III
CBBD IV
CBBD V
CBBD VI
CBBD VII
CBBD VIII
CBBD IX
CBBD X
CBBD XI
CBBD XII
CBBD XIII
Tokyo Business Division I
Tokyo Business Division II
Regional Business Division*2
Osaka CBBD
*2
Sapporo CBBD
Sendai CBBD
Kanazawa CBBD
Nagoya CBBD
Hiroshima CBBD
Takamatsu CBBD
Fukuoka CBBD
Nomination and Compensation Committee
Secretariat
<Chief of Staff>
Board of Directors
CEO
Management Committee
Office of Executives
Internal Audit Division*1
(Investigation Department)
Audit Committee
Statutory Auditors
Board of Statutory Auditors
Office of Statutory Auditors
Corporate Business Strategy Sub-Group
Corporate Risk Management Division
Special Situations Management Division
Loan Strategy Division
Loan Division I
Loan Division II
Loan Division III
Osaka Loan Division
Financial Institutions Business Sub-Group
Financial Institutions Business Division (FIBD) I
FIBD II
FIBD III
FIBD IV
FIBD V
Markets Division
Specialty Finance Division
Structured Trading Division
Corporate Advisory Division
Asset Management Service Division
Balance Sheet Credit Division*3
(Economics Department)
Risk Management Group
Portfolio and Risk Management Division
Market Risk Management Division
Financial Engineering Risk Management Division
Individual Bank Risk Management Division
Risk Management Planning and Policy Division
Retail Banking Group
Retail Customer Sub-Group
Retail Marketing Division
Remote Business Division
SFC Management Division
Retail Planning Division
Customer Relations Unit
Retail Bank Sub-Group
Retail Services Sub-Group
Retail Services Division
Channel Management Division
Retail Technology Division
Wealth Management Division
Retail Loan Business Division
Head Office Retail Bank Division (RBD)
Sapporo RBD
Sendai RBD
Kanazawa RBD
Omiya Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Hibiya Branch
Roppongi Branch
Shibuya Branch
Hiroo Branch
Meguro Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya RBD
Kyoto Branch
Osaka RBD
Umeda Branch
Namba Branch
Kobe Branch
Hiroshima RBD
Takamatsu RBD
Fukuoka RBD
Legal and Compliance Division
(Legal Department)
Relationship Group
Human Resources Division
Corporate Communications Division
General Services Division
Finance Group
Management Accounting Division
Financial and Regulatory Accounting Division
Corporate Strategy Division
Credit Assessment Division
New York Representative Office

*1 The Internal Audit Division reports not only to the President but also to the Audit Committee directly.

*2 These business divisions shall be placed under the direction and supervision of the respective Sub-Group Head for each customer based on its category.

*3 The Balance Sheet Credit Division is attached to IBG, but it also reports to the Head of RMG.

Management (As of June 28, 2002)

Board of Directors and Statutory Auditors

Chairman and President	Masamoto Yashiro	
Senior Managing Director	Hidebumi Mori	
Senior Managing Director	Teruaki Yamamoto	
Director	Tadashi Ishikuro	
Director	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Chairman, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Lawyer
Director	Michael J. Boskin	Professor, Stanford University
Director	Emilio Botín	Chairman, Banco Santander Central Hispano SA
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditor	Koji Saito	
Statutory Auditor	Akira Sudo	CPA
Statutory Auditor	Makiko Yasuda	Lawyer

Senior Advisors

Senior Advisor	Paul A. Volcker	
Senior Advisor	Vernon E. Jordan, Jr.	Managing Director, Lazard Frères & Co. LLC
Senior Advisor	John S. Reed	

Corporate Executive Officers

CEO	Masamoto Yashiro
Senior Managing Director	Hidebumi Mori
Senior Managing Director, Institutional Banking Group	Teruaki Yamamoto
Director, Corporate Banking Business Sub-Group	Tadashi Ishikuro
CFO, Senior Corporate Executive Officer	David M. Fite
Chief of Staff, Retail Banking Group	K. Sajeeve Thomas
Banking Infrastructure Group	Dhananjaya Dvivedi
Institutional Banking Group	Brian F. Prince
Risk Management Group	Janak Raj
Relationship Group	Koichiro Nakaya
Financial Institutions Business Sub-Group	Masazumi Kato
Retail Bank Sub-Group	Satoru Katayama
Asset Management Service Division	Jun Daikuhara

Employees (As of March 31, 2000, 2001 and 2002)

	2000	2001	2002
Number of Employees	2,178	2,024	2,125
Male	1,284	1,163	1,227
Female	894	861	898
Average Age	36 years 9 months	37 years 1 month	37 years
Average Years of Service	14 years 2 months	13 years 7 months	12 years 4 months
Average Monthly Salaries for March (Thousands of Yen)	486	499	476
Contract-Based Employees	98	82	64
Temporary Staff	9	7	8
Employees Hired Overseas	3	9	13

Notes: 1. Average monthly salaries for March includes overtime payments but excludes bonuses.
2. As of March 31, 2002, the number of employees plus employees hired overseas, less those who were seconded to other companies, was 1,879. The average age of the employees was 37 years old, the average years of service was 12 years 4 months, and the average annual salary including bonuses was ¥8,345 thousand.

SHINSEI BANK

For further information, please contact
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.co.jp

Printed in Japan on recycled paper

04 FEB 19 PM 7:21

EXHIBIT A-5

04 FEB 19 AM 7:21

(Translation)

June 25,2003

Shareholders

Masamoto Yashiro
President
Shinsei Bank, Ltd.
1-8 Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo

NOTICE OF ORDINARY SHAREHOLDERS' MEETING

Notice is hereby given that the Ordinary Meeting of shareholders of Shinsei Bank, Ltd. will be held on June 25, 2003 at 1-8, Uchisaiwaicho 2-chome Chiyoda-ku, Tokyo, Shinsei Bank Head Office, commencing at 8:20 a.m. for the purpose of the following agenda.

AGENDA

[For REPORT]	Business Report and Financial Statements for the 3rd Fiscal Term ended March 31, 2003
[For RESOLUTION]	Election of Fourteen Directors
[For RESOLUTION]	Reverse Stock Split
[For RESOLUTION]	Approval for Partial Amendments of the Articles of Incorporation of the Bank
[For RESOLUTION]	Approval for Proposal for Appropriation of Profit for 3rd Fiscal Term

Business Report for the 3rd Fiscal Term

(From April 1, 2002 until March 31, 2003)

1. Outline of Business Activities

(1) Progress and Results, Etc. of Business Promotion

【Financial and Economic Environment】

Looking back over the financial and economic environment for the term, we find that structural problems are still a long way from being solved despite comprehensive measures by both the government and the Bank of Japan to get the Japanese economy out of its prolonged and serious deflationary environment. Such measures again failed to bring the desired effect that both agencies intended. Notwithstanding the fact that the disposal of companies with excess debts has been gradually occurring as a result of the emphasis on the necessity to revitalize both finance and industry, and notwithstanding the implementation of new policy initiatives such as the establishment of the Industry Revitalization Corporation and the commencement of share purchases by the Bank of Japan, the share prices have not shown signs of bottoming out and the Nikkei 225 index fell below 8,000 at the end of the fiscal year ended March 2003, reaching new lows since the bursting of the bubble. With respect to the financial system, strain was felt among major banks when the strategic project team led by Minister Takenaka, in charge of the Financial Services Agency initially took a hard line. A milder line prevailed in the process of specifying implementation of the financial revitalization program released in October 2002. A complete removal of blanket deposit insurance was postponed for another two years and major banks carried out a major capital increase. All major banks posted a deficit due to the disposal of bad debts and depletion accounting, and the financial system is experiencing a brief period of tranquility while the stock prices of the major banks are falling.

In the meantime, the action in Iraq by U.S. and British coalition forces is showing signs of ending quickly, but turmoil due to the post-war situation seems inevitable, and there are other destabilizing factors such as the response to the North Korean nuclear development situation and the SARS outbreak, as well as a weak economic trend and budget deficit in the U.S. All of the above are contributing to people's fear of a slowdown in the worldwide economy.

Under these circumstances, the short-term interest rate continues at a level of almost zero thanks to the Bank of Japan's policy of relaxing money supply, and the long-term interest rate reached a historical low of 0.7% at the end of the fiscal year ended March 2003 as institutions had no other better investment than long-term notes due to a prolonged

deflationary trend in the economy and the stagnant stock market. Japanese yen initially weakened to 130-135 to the US dollar when the seriousness of the Japanese economy was felt by market participants, but has gradually strengthened thereafter to around 120 yen to the dollar as people's attention shifted to concerns over the U.S. economy and the cost of funding the war in Iraq.

【Progress of Business】

Shinsei Bank has been actively promoting the development of new businesses and services with the aim of recreating itself as a new type of financial institution in substance and in name by changing the name of the Bank in June 2000. Specifically, the Bank has been addressing the following problems to complete implementation of the Plan for Restoring Sound Management as revised in August 2001 under the Financial Function Early Strengthening Law and to restructure its customer and business bases.

① Accurate and quick response to customer needs

At the same time as the Bank's June 2002 celebration of the first anniversary of the introduction of the PowerFlex integrated account which enables the management of all transactions such as yen deposits, foreign currency deposits, bonds, mutual funds, etc., in one account, Starbucks Coffee opened an outlet on the first floor of the Bank head office, and together with Yahoo! Café, the Bank is offering customers an image of what a new bank office should be like. Furthermore, the Bank has been making efforts to further improve customer convenience by opening the LalaPort Branch in March 2003, its first in-store branch which is also open for business on Saturdays and Sundays, and increasing installation of the so-called Keikyu Station Bank ATMs in Keihin Electric Express stations.

The Bank has also begun to handle housing loans with an innovative system, called the PowerSmart Housing Loan, which allows the repayment period to be shortened so as to lessen interest payable, and also to sell individual pension insurance which has become possible as a result of deregulation of the insurance industry in October 2002. In connection with its credit card business, the Bank is endeavoring to diversify its products to meet the needs of customers by tie-ups with American Express and others.

In the meantime, the Bank has established a system to reinforce its ability to promote business by concentrating credit analysis functions for transactions with corporate customers at headquarters, thereby enabling corporate banking business divisions to concentrate their efforts on business promotion. Additionally, it is making full-scale efforts to promote a solutions business for its principal customers by preparing account

planning to develop comprehensive business promotion strategy for the future and propose plans meeting the needs of customers and to provide management know-how.

② Establishment of New Business Model

The Bank is actively addressing the development of new products and business areas with the aim of establishing a new business model that provides high value-added products and services to customers with diversified and sophisticated needs.

Under a joint venture with Nissin Co., Ltd., the Bank has established Shinsei Business Finance Co., Ltd., to conduct a finance business for small- and medium-sized companies which will develop a new customer base and new business models which were not part of the Bank's previous business. The Bank is also promoting revolutionary businesses such as the establishment of private equity funds, securitization through the combination of warehousing functions with credit trading business, and so forth.

③ Soundness of Assets and Improvement of Financial Fundamentals

The prospects for the solution of the bad debt problem remains uncertain while the bankruptcies of debt-ridden companies are increasing due to the seriousness of the deflationary trend and prolonged contraction in the economy. With such a backdrop, the demand for loans from sound companies is lacking, further exacerbating excess competition in lending and making it even more difficult than before to secure proper interest margin. Under these circumstances, Shinsei Bank is endeavoring to achieve proper risk/return spread on loans emphasizing qualitative improvement in lending business and to put all the Bank's resources into sound loan demand held by good obligors while reducing unprofitable loans. The Bank expects as a result to achieve the target for loan balance with small- and medium-sized companies stipulated in the Plan for Restoring Sound Management. Moreover, the Bank is making an earnest effort to make the final disposal of bad debts such as by their collection and not limited to their indirect disposal.

From the financial perspective, the Bank will continue to make efforts to improve the efficiency of capital by reducing subordinate debts. In respect of fundraising, the Bank will proceed with the revision and diversification of funding structure to reduce cost.

Under these circumstances, the business performance this fiscal year was as follows.

(Debentures)

The Bank abolished the sale of bearer bank debentures in April 2002, and curtailed

the issuance of bank debentures to make the balance sheet slimmer and to diversify fundraising methods.

As a result, the amount of issuance of discount bank debentures and interest-bearing bank debentures decreased by 208.2 billion yen and 638.6 billion yen respectively during the term, resulting in the total amount of issuance of both debentures at the end of the fiscal term of 1,888.4 billion yen.

(Deposits / CDs)

The serviceability of PowerFlex, an integrated account, was well accepted by customers and deposit products meeting the needs of customers were successfully sold. The amount of deposits therefore increased by 284.7 billion yen during the fiscal term mainly in the accounts of retail customers. In the meantime, CDs decreased by 65.8 billion yen, resulting in the total balance of deposits and CDs at the end of the term of 2,602.9 billion yen.

(Loans)

Shinsei Bank made efforts to introduce new types of loans such as non-recourse loans, etc., but the main transacting companies continued to reduce interest-bearing liabilities and loans were repaid due to the stagnant demand for loans related to capital investment. Furthermore, the Bank implemented the collection and assignment of bad debts (including the assignment of debts to the Deposit Insurance Corporation by the exercise of the Cancellation Right). As a result, loans decreased by 1,339 billion yen during the fiscal term and the balance at the end of the term stood at 3,673.1 billion yen.

However, due to the positive efforts by all Bank employees, the Bank expects to achieve the target of loan balance with small- and medium-sized companies based on the Plan for Restoring Sound Management.

(Securities / Trading Securities)

To cope with the very unlikely event of a crisis in the financial system, the Bank managed finding in such a manner as to increase its cash on hand such as JGBs. As a result, securities portfolio for the fiscal term increased by 274.9 billion yen to the balance at the end of the term of 1,768 billion yen.

The trading securities accrued as a part of trading assets decreased by 35.4 billion yen during the fiscal term to the balance at the end of the term of 212.1 billion yen.

(Foreign Exchange / Domestic Remittance Transactions)

Foreign exchange transactions for the fiscal term increased US$2,687 million from the previous term to US$11,951 million.

In the meantime, domestic remittance transactions decreased 3,737.9 billion yen from the previous term to 29,086.9 billion yen.

(Profit and Loss)

In this fiscal year, the Bank experienced a loss on disposal of U.S. fixed income portfolio, which was, however, offset by the following factors: a steady growth in profit arising from trust management of monies centering on loan trading business and securitization business, a continued redemption of interest-bearing bank debentures with relatively high yield coupons, a successful effort to improve lending rate spread based on proper risk-versus-return relationship, and reducing various expenses by rationalization of operations, and so forth.

As a result, net operating income (*keijo rieki*) for the term stood at 38 billion yen. After adding extraordinary income of 16.5 billion yen, including a 13.1 billion yen gain on reversal of loan-loss reserve and a 3 billion yen gain on returning of government-mandated portion of the welfare pension fund, etc., and subtracting extraordinary expenses for the transfer of branch offices, etc. of 2.9 billion yen, net income stood at 59.0 billion yen after a 7.4 billion yen deferred tax adjustment resulting from deferred tax assets. Accordingly, net income per share stood at 20.32 yen.

【The Bank's Challenges】

Shinsei Bank intends to provide highly value-added products and services accurately and promptly responding to the needs of customers through the active utilization of personnel, inside and outside of the Bank, under the strong leadership of management. The Bank further intends to actively develop business in new product and business areas, thereby enhancing the satisfaction of customers and reinforcing the Bank's profitability. The Bank has important management targets to establish a unique and solid position in the Japanese financial industry as a new type of sound and highly profitable financial institution and to make a significant contribution to the development of the Japanese economy and industry.

All the officers and employees of Shinsei Bank are united in their intention to make an earnest effort to achieve these targets, and we would be very grateful for your continued support.

(Note) With respect to figures indicated in this report relating to the performance of the Bank, amounts less than a unit were omitted as were percentages below the second decimal place.

(2) Changes in Operating Results

(billion yen)

	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002
Debentures issued	6,481.8	3,483.9	2,735.2	1,888.4
Coupon debenture	5,953.0	2,965.0	2,442.7	1,804.1
Discount debenture	528.8	518.9	292.4	84.2
Deposits	2,824.2	3,302.8	2,384.0	2,602.9
Trading liabilities	564.9	491.8	347.6	118.2
Loans	7,704.7	6,183.5	5,012.1	3,673.1
To small and medium-sized businesses	2,773.8	2,343.4	2,264.2	1,813.6
Others	4,930.8	3,840.1	2,747.8	1,859.4
Securities	2,810.1	2,052.4	1,493.0	1,768.0
Japanese Government bonds	2,385.9	1,329.3	938.4	1,347.8
Others	424.2	723.0	554.6	420.1
Trading assets	785.2	596.4	591.0	356.4
Total assets	13,755.7	10,051.2	8,366.6	6,763.7
Domestic exchange transactions	36,473.6	22,556.1	32,824.8	29,086.9
Foreign remittance transactions	(million dollars) 18,854	(million dollars) 10,545	(million dollars) 9,263	(million dollars) 11,951
Net operating profit (- : Net operating loss)	(million yen) -112,767	(million yen) 96,027	(million yen) 38,484	(million yen) 38,089
Net income (- : Net loss)	(million yen) 109,855	(million yen) 91,267	(million yen) 60,738	(million yen) 59,091
Net profit per share (- : Net loss per share)	(yen) 44.99	(yen) 32.16	(yen) 20.92	(yen) 20.32

[Note] 1. In the amounts shown above, figures below the first decimal place are omitted.
2. "Deposits" includes negotiable CDs.
3. "Net income/loss per share" is calculated with the weighted average number of common shares during the current fiscal year, after deducting planed amount of dividend for preference shares, subject to the "the Accounting Standard for Net Profit per share" from this fiscal year.
4. From Octorber 23, 1998 to March 1, 2000, the Bank's business had been performed under temporary nationalization.

2. Present Conditions of Shinsei Bank

(1) Changes in Capital Stock

(million yen)

	Current fiscal year end	Previous fiscal year end
Capital Stock	451,296	451,296

[Note] In the amounts shown in the table, figures of less than one million yen are rounded down.

(2) Shares

(i) Number of shares (thousand shares)

Total number of shares to be issued	Common shares:	5,000,000
	Type A preferred shares:	74,528
	Type B preferred shares:	600,000
Total number of shares issued	Common shares	2,717,075
	Type A preferred shares	74,528
	Type B preferred shares:	600,000

[Note] Concerning the number of shares, figures of less than 1,000 shares are rounded down.

(ii) Number of shareholders at the end of the current fiscal year

Common shares:	3 shareholders
The A preferred shares:	1 shareholder
The B preferred shares:	1 shareholder

[Note] Among common shareholders, one is the Bank, holding 212 treasury shares.

(iii) Major shareholders

a) Common shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Voting right (%)	No. of shares held	Voting right (%)
Partners	2,688,535	98.94	—	—
GGR Cayman	28,540	1.05	—	—

[Note] As to "Equity share", figures below the second decimal place are omitted.

b) Type A preferred shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Voting right (%)	No. of shares held	Voting right (%)
DIC	74,528	—	—	—

c) Type B preferred shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Voting right (%)	No. of shares held	Voting right (%)
RCC	600,000	—	—	—

(3) Employees

	End of FY 2002	End of FY 2001
Number of employees	2,135	2,215
Average age	36 years & 5 months	36 years & 9 months
Average years of service	10 years & 3 months	12 years & 0 months
Average monthly salary	470 thousand yen	476 thousand yen

[Note] 1. This table does not include temporary employees or employees hired overseas.
2. Fractions smaller than one unit have been omitted, except "Number of employees".
3. "Average monthly salary" is average salary before tax of March, excluding bonuses.

(4) Business office

(i) Number of business office

	End of FY 2002		End of FY 2001	
		[Loan product office]		[Loan product office]
Hokkaido・Tohoku area	2	[-]	2	[-]
Kanto area	16	[-]	14	[-]
[Tokyo metropolis]	[12	[-]]	[11	[-]]
Chubu area	2	[-]	2	[-]
Kinki area	5	[-]	5	[-]
Chugoku・Shikoku・Kyushu area	3	[-]	3	[-]
Domestic total	28	[-]	26	[-]
Overseas	1	[-]	1	[-]
Grand total	29	[-]	27	[-]

[Note] Besides the above, the Bank has one overseas representative office (1 on March 31, 2002) and 42 agencies (63 on March 31, 2002) .

(ii) Newly established business office in fiscal year 2002

Hiro Branch	5-6-6 Hiroo, Shibuya-ku, Tokyo
LaLa Port Branch	2-1-1 Hamamachi, Funabashi-shi, Chiba

(5) Major Subsidiaries

(as of March 31, 2003)

Name	Address	Major Business	Establishment Date	Capital	Shinsei Shares	Other
Shinsei Trust & Banking Co., Ltd.	Tokyo Metropolis Chiyoda Ward	Trust Business	November 27,1996	5,000 (million yen)	100%	–
Shinsei Securities Co., Ltd	Tokyo Metropolis Minato Ward	Securities Business	August 11,1997	5,500 (million yen)	100%	–
Shinsei Investment Manejiment Co., Ltd	Tokyo Metropolis Chiyoda Ward	Investment Advisor Business	December 17,2001	495 (million yen)	100%	–
Shinsei Finance N.V.	Neth. Antilles Curacao	Bank Business	March 19,1976	260 (million yen)	100%	–
Shinsei Capital (USA),Ltd	New York U.S.A.	Financial Business	May 6,2002	0 (million yen)	100%	–

[Note] 1. Fractions smaller than one million yen have been omitted, and Fractions smaller than three decimal places have been omitted.
2. Consoldated subsidiaries:31 companies
Affiliated Companies under equity method:3 company
(including the major subsidiaries above)
consolidated operaring income:201.1bil. (△34.8 bill. In comparison with last fiscal year)
consolidated net income:53.0bill. (△8.1bill. In comparison with last fiscal year)
3. Shinsei Capital (USA), Limited has been established and consolidated from this fiscal year.

Summary of Important Business Tie-ups

1. We have formed a business tie-ups with following banks for the mutual utilization of ATM to offer cash withdrawal services to our clients.

City banks

The Saitama Resona Bank, Ltd., The Bank of Tokyo Mitsubishi Ltd., The Mizuho Bank, Ltd., The Mitsui-Sumitomo Bank, Ltd., The UFJ Bank, The Resona Bank, Ltd. Ltd.

Trust and Banking companies

The Sumitomo Trust and Banking Co., Ltd., The Chuo-Mitsui Trust and Banking Co., Ltd., The Mitsubishi Trust and Banking Co., Ltd., The Mizuho Asset Trust and Banking Co., Ltd., The UFJ Trust and Banking Co., Ltd.

Long-term credit banks

The Aozora Bank, Ltd.

Others

Shoko Chukin Bank, IY Bank Co., Ltd.

3.Directors & Statutory Auditors

(March 31 , 2003)

Title	Name	Main business of charge
*Chairman & CEO	Masamoto Yashiro	
*Senior Managing Director	Hidebumi Mori	
*Senior Managing Director	Teruaki Yamamoto	Head of Institutional Banking Group
Director	Tadashi Ishikuro	Head of Corporate Banking Business Sub-Group
Director	Timothy C. Collins	CEO, Ripplewood Holdings L.L.C.
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Representative Director and Chairman of the Board, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Attorney at Law in Japan
Director	Michael J. Boskin	Professor of Economics, Stanford University
Director	Emilio Botin	Chairman,Banco Santander Central Hispano S.A.
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditors	Koji Saito	
Statutory Auditors	Akira Sudo	Certified Public Accountant
Statutory Auditors	Makiko Yasuda	Attorney at Law in Japan

[Note] 1. "*" , Representative Director

2. Akira Sudo and Makiko Yasuda are legal external auditors.

Director and Statutory Auditors resigned during FY 2002

Title	Name	Date of retirement
Statutory Auditors	Shunji Nishida	Jun 28 ,2002

Balance Sheet

～non-consolidated～ (as of March 31, 2003)

(Round down thousands of US.dollars)
$1= ·120.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
ASSETS			
Loans and Bills Discounted	3,673,158,192,699	3,673,158	30,558,720
Loans on Deeds	2,774,443,820,148	2,774,443	23,081,895
Loans on Notes	465,132,308,194	465,132	3,869,653
Overdrafts	432,604,139,444	432,604	3,599,036
Bills Discounted	977,924,913	977	8,135
Foreign Exchanges	10,273,679,194	10,273	85,471
Foreign Bills Bought	2,956,920	2	24
Foreign Bills Receivable	4,130,518,559	4,130	34,363
Due from Foreign Banks	6,140,203,715	6,140	51,083
Securities	1,768,003,944,320	1,768,003	14,708,851
Japanese Government Bonds	1,347,805,646,980	1,347,805	11,213,025
Japanese Local Government Bonds	20,901,450	20	173
Japanese Corporate Bonds	86,629,673,747	86,629	720,712
Equity Securities	21,510,812,068	21,510	178,958
Other Securities	312,036,910,075	312,036	2,595,980
Money Held in Trust	176,692,614,010	176,692	1,469,988
Trading Assets	356,406,867,683	356,406	2,965,115
Trading Securities	212,168,768,745	212,168	1,765,131
Securities Related to Trading Transactions	31,108,500,000	31,108	258,806
Derivatives of Securities Related to Trading Transactions	5,500,000	5	45
Trading-Related Financial Derivatives	113,124,098,938	113,124	941,132
Commercial Paper and Other Debt Purchased	127,072,318,726	127,072	1,057,174
Collateral Related to Securities Borrowing Transactions	1,966,000,000	1,966	16,356
Call Loans	536,008,000	536	4,459
Cash and Due from Banks	242,713,972,637	242,713	2,019,251
Cash	24,218,918,618	24,218	201,488
Due from Banks	218,495,054,019	218,495	1,817,762
Other Assets	495,490,729,554	495,490	4,122,219
Prepaid Expenses	674,453,358	674	5,611
Accrued Income	36,457,536,643	36,457	303,307
Margin on Futures Transactions	595,167,733	595	4,951
Suspense Payment on Futures Transactions	15,401,250	15	128
Derivatives(Asset)	20,124,267,014	20,124	167,423
Deferred Loss of Hedge Transactions	42,546,320,372	42,546	353,962
Financial stabilization donation fund	70,239,000,000	70,239	584,351
Other Assets	324,838,583,184	324,838	2,702,484
Premises and Equipment	21,912,135,160	21,912	182,297
Land, Buildings and Others	15,287,288,236	15,287	127,182
Suspense Payment for Construction in Progress	509,269,661	509	4,236
Security Deposit and Others	6,115,577,263	6,115	50,878
Deferred Discounts on and Issuance Expenses for Debentures	163,472,531	163	1,360
Deferred Discounts on Debentures	26,782,193	26	222
Deferred Expenses for Issuance of Debentures	136,690,338	136	1,137
Deferred Tax Asset	18,330,104,825	18,330	152,496
Customers' Liabilities for Acceptances and Guarantees	87,580,791,810	87,580	728,625
Reserve for Possible Loan Losses	△216,590,632,021	△216,590	△1,801,918
[Total Assets]	6,763,710,199,128	6,763,710	56,270,467

(Round down thousands of US.dollars)
$1= ･120.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Debentures	1,888,405,410,000	1,888,405	15,710,527
Issuance of Debentures	1,888,405,410,000	1,888,405	15,710,527
Deposits	2,272,868,544,275	2,272,868	18,909,056
Time Deposits	1,537,035,983,201	1,537,035	12,787,320
Deposits at Notice	36,362,583,571	36,362	302,517
Savings Deposits	526,450,895,177	526,450	4,379,791
Current Accounts	21,253,175,702	21,253	176,815
Other Deposits	151,765,906,624	151,765	1,262,611
Negotiable Certificates of Deposit	330,034,346,018	330,034	2,745,710
Borrowed Money	358,259,035,464	358,259	2,980,524
Borrowed Money	358,259,035,464	358,259	2,980,524
Trading Liabilities	118,255,509,940	118,255	983,822
Derivatives of Securities Related to Trading Transactions	4,000,000	4	33
Trading-Related Financial Derivatives	118,251,509,940	118,251	983,789
Payables under Repurchase Agreements	164,958,982,921	164,958	1,372,370
Collateral Related to Securities Lending Transactions	397,344,456,615	397,344	3,305,694
Foreign Exchanges	8,918,474,493	8,918	74,196
Foreign Bills Payable	10,994,954	10	91
Due to Foreign Banks	8,907,479,539	8,907	74,105
Other Liabilities	441,904,417,118	441,904	3,676,409
Accrued Expenses	46,318,082,451	46,318	385,341
Income Taxes Payable	30,431,191	30	253
Unearned Revenue	3,946,928,724	3,946	32,836
Suspense Receipt on Futures Transactions	500,000	0	4
Derivatives(Liability)	63,923,904,382	63,923	531,812
Other Liabilities	327,684,570,370	327,684	2,726,161
Reserve for Bonuses Payable	7,293,402,000	7,293	60,677
Reserve for Employee Retirement Benefit	5,813,310,201	5,813	48,363
Reserve for Loss on Disposition of Premises and Equipment	450,000,000	450	3,743
Reserve for Loss on Sale of Bonds	1,248,881,125	1,248	10,390
Acceptances and Guarantees	87,580,791,810	87,580	728,625
Total Liabilities	6,083,335,561,980	6,083,335	50,610,112
Stockholders' Equity			
Capital Stock	451,296,960,600	451,296	3,754,550
Capital Surplus	18,558,337,556	18,558	154,395
Additional paid-in Capital	18,558,337,556	18,558	154,395
Retained Earnings	197,320,301,342	197,320	1,641,599
Appropriated for Legal Reserve	2,756,164,650	2,756	22,929
Undivided Profit(Deficit) at Term End	194,564,136,692	194,564	1,618,670
Net Income(Net Loss)	59,091,205,460	59,091	491,607
Net Unrealized Gains (Losses) on Securities Available-for-Sale, Net of Taxes	13,199,037,737	13,199	109,808
Treasury Stock, at Cost	△87	△0	△0
Total Stockholders' Equity	680,374,637,148	680,374	5,660,354
[Total Liabilities and Stockholders' Equity]	6,763,710,199,128	6,763,710	56,270,467

(Notes)

1. All yen amounts have been rounded down to millions of yen.

2. Stocks of subsidiaries and affiliates are stated at cost computed by the moving-average cost method.

   Securities available-for-sale whose current value can be estimated are stated at market value at the fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available-for-sale are recorded directly in a separate component of stockholders' equity, net of income tax.

   No debt security is classified as held -to-maturity at the balance sheet date.

3. Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from price differences among markets are included in Trading Assets and Trading Liabilities on a trade date basis.

   Trading securities and monetary claims purchased for trading purposes are stated at market value at the fiscal year end, and financial derivatives related to trading positions such as swaps, futures or options are stated at the estimated amounts that would be settled if such positions were terminated at the balance sheet date.

   In estimating the settlement prices for financial derivatives included in trading assets and trading liabilities assuming they were terminated at the balance sheet date, liquidation risks and credit risks are taken into account.

4. Securities included in Money held in trust are stated using the same method as stated in Notes.2 above.

5. Derivatives (except those included in trading accounts) are stated at estimated market value.

6. Other Debt Purchased for trading purpose (except those included in trading accounts) are stated at estimated market value.

7. Depreciation of buildings is computed using the straight-line method, and equipment is computed using the declining-balance method.

   Useful lives are as follows:

   Buildings: 15 –50 years

   Equipment: 4 – 15 years

8.Capitalized software for internal use is amortized using the straight-line method based on its

estimated useful lives (mainly 5 years).

9. Deferred charges are amortized as follows;
   (a) Discounts on discount debentures are amortized using the straight-line method over the terms of the debentures.
   (b) Debenture issuance expenses are amortized using the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code of Japan.

10. Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date, except that foreign currency-denominated shares of subsidiaries and affiliated companies are translated at the historical exchange rates.

With respect to the accounting of foreign currencies denominated transactions, etc., until the preceding fiscal year, the Bank had adopted "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" (Industry Audit Committee Report No. 20 of the JICPA). As of this balance sheet date, however, the Bank started to adopt "Accounting and Auditing Standards Concerning Accounting for Foreign Currency Transactions in the Banking Industry" (Industry Auditing Committee Report No. 25 of the JICPA).

In this fiscal year, by adopting the transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA, "fund swap transactions" and "currency swap transactions" are accounted for in the same manner as in the preceding fiscal year. With respect to the difference arising from translation into yen in relation to transactions such as future foreign exchange transactions, the net amount after setoff is reported on the balance sheet.

For fund swap transactions, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal year end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the fiscal year end. This transitional treatment was based on the Industry Audit Committee Report No. 25 issued by JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of fund lending or borrowing in the different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contact are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions for which the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment dates and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal year end exchange rate. The equivalent amounts of interest to exchange are booked in interest income and expense accounts on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at the fiscal year end. This transitional treatment is also pursuant to the provisions of Industry Audit Committee Report No.25 issued by the JICPA.

11. Reserve for Possible Loan Losses is provided as detailed below, pursuant to the internal rules for providing allowance for credit losses.

To estimate the reserve amount, the precondition of exercise of the cancellation right has been taken into account. Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value.

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, the reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

With respect to the "Possibly Bankrupt" obligors and obligors mentioned in Notes 27. below who owe large debts with eased lending conditions, we have set aside loan loss reserve against debts whose cash flows for principal repayment and interest payment are not reasonably estimable. The method adopted is the "discounted cash flow method" (hereinafter referred to as the "DCF method") whereby loan loss reserve is determined as the difference between (a) relevant cash flows discounted by the original contractual interest rate and (b) book value of the debt. Furthermore, among these obligors owing large debts, for those debts owed by obligors whose future cash flows are not reasonably estimable, we have calculated their residual maturity on a case-by-case basis and set aside reserves with the loss amount expected to be incurred over a certain period of time in the future commensurate with such residual maturity.

For other claims, the reserve is provided based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in

those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on audit results.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off from this fiscal year and totals 15,247 million yen.

Furthermore, as a result of applying the DCF method, etc., effective this term to the "Possibly Bankrupt" obligors owing large debts with eased lending conditions, net income before tax was 18,930 million yen smaller than where the traditional method had otherwise been adopted.

12.Of the estimated amount of bonuses to be paid to employees, the portion attributable to this fiscal year is accrued as reserve for bonuses payable.

13. Reserve for Employee Retirement Benefit is provided for payment of employees' retirement benefits as of the end of fiscal year, based on the estimated amounts of the actuarial retirement benefit obligation and pension assets as of the end of the fiscal year. The "Prior service cost" and the "Actuarial difference" is in the following manner:

Prior service cost: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

Actuarial difference: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

The transitional unrecognized net retirement benefit obligation of 9,081 million yen is amortized using the straight-line method over 15 years.

The Bank joins with the Shinsei Bank Employee Pension Fund, but received approval on September 18, 2002 from the Minister of Health, Labor and Welfare for exemption from the obligation of future benefit payments regarding the substituted portion of the employee pension funds.

The Bank applied the transitional treatment specified in Paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" of Accounting Committee Report No.13 of the JICPA, and booked gain from returning that portion (14,046 million yen at the balance sheet date) on the approval date.

14. Reserve for Loss on Disposition of Premises and Equipment includes the estimated amount of loss reasonably calculated based on quotations etc. with respect to expenses for layout changes of Head Office and the loss reasonably calculated based on contract prices of expenses for restoring to the original state resulting from return of leasing space of Branches.

This reserve fulfills the necessary conditions under the Article 287-2 of the Commercial Cord of Japan.

15. Reserve for the Loss on Sale of Bonds is established based on the estimation of loss on the sale of bonds which the bank plans to sell and cancellation of interest swap contracts used for hedging. This reserve fulfills the necessary conditions under the Article 287-2 of the Commercial Cord of Japan.

16.Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer the ownership of leased equipment to the lessee.

17.The method of hedge accounting is a "Macro Hedge" in which the Bank manages interest rate risks arising from various financial assets and liabilities with derivatives transactions as a whole based on "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry" (Industry Audit Committee Report No. 24 of the JICP A). The Bank applies a risk adjustment approach based on the "Temporary Treatment for Accounting and Auditing Standards for Financial Instruments in Banking Industry" (Industry Audit Committee Report of JICPA No.15), and the deferred hedging method is applied for the Bank. The effectiveness of hedging is evaluated by reviewing whether the amount of risk arising from derivatives used for hedging has been within the limit of the approved amount of risk provided by the Bank's Risk Management Policy, and whether the interest rate risk related to hedged objects has been decreased by this method. The Bank also applies deferral hedge accounting and fair value hedge accounting as inclusive hedge accounting based on accounting standards for financial instruments, to exchange risk of shares in subsidiaries and affiliated companies in foreign currency and securities available for sale in foreign currency (other than bonds), when the hedged foreign currency securities are specified prior to the inception of transactions and spot and forward liabilities that exceed acquisition costs of the foreign currency securities designated as hedge items exist on a foreign currency bases.

Deferral hedge accounting and fair value hedge accounting is applied for certain assets and liabilities.

18.Consumption tax and local consumption tax are excluded from transacted amounts.

19. Total shares of subsidiaries 18,146 million yen

20. Total monetary claims due from subsidiaries 11,132 million yen

21. Total monetary liabilities due to subsidiaries 55,944 million yen

22. Accumulated depreciation of premises and equipment totals 6,819 million yen.

23. Deferred gains on sales of real estate of 3,402 million yen are deducted from the acquisition cost of newly acquired premises.

24. The bank uses some computers by lease besides the "Premises and Equipment" on B/S.

25. Loans and bills discounted include "loans to borrowers in bankruptcy" and "past due loans" totaling 13,234 million yen and 116,033 million yen respectively at the balance sheet date.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectability of either principal or interest if they are past due for a certain period or for other reasons. "Loans to borrowers in bankruptcy" represent nonaccrual loans to debtors who are legally bankrupt (prescribed by Corporation Tax Law Enforcement Order), "past due loans" are nonaccrual loans other than loans to customers in bankruptcy and loans of which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

26. "Past due loans (3 months or more)" amounts to 74,310 million yen at the balance sheet date.

"Past due loans (3 months or more)" are loans for which the principal and/or interest is 3 months or more past due, but exclude "loans to borrowers in legal bankruptcy" and "past due loans".

27. "Restructured loans" amounts to 24,137 million yen at balance sheet date.

"Restructured loans" are loans where the Bank relaxes lending conditions, such as by reducing the original interest rate, or forbearing interest or principal payments to support the borrowers' reorganization, but exclude "loans to borrowers in legal bankruptcy", "past due loans" or "past due loans (3months or more)".

28. The total amounts of "loans to borrowers in legal bankruptcy", "past due loans", "past due loans (3months or more)", and "restructured loans" is 227,715 million yen. The amount respectively represents the contractual principal balance prior to reduction for the reserve for loan losses.

29. As for "Loan-participation", the total outstanding amount deducted from the loan account is 257,143 million yen. This "off balance" treatment is in accordance with guidelines issued by JICPA.

30. The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled 297,065 million yen for the fiscal year ended with the subordinated certificates retained by the Bank, totaling 113,699 million yen as of March 31,2003, recorded as loans. A loan loss reserve is placed upon the entire loan balance in the amount of 410,764 million yen, which includes the senior certificates portion, taking into consideration all credit risks to be absorbed by the subordinated certificates.

31. Bills discounted is accounted for as financial transactions based upon the "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry" (Industry Audit Committee Report No.24 of the JICPA). The Bank is entitled to dispose of the bills accepted by banks, commercial bills, documentary bills and foreign bills bought which are possessed by the Bank as a result of discounting by the method of selling or (re-) pledging as collateral at its option, and their face value is 980 million yen.

32. Assets pledged as collateral and debt collateralized at the balance sheet date are as follows;

Securities	984,242 million yen
Trading Assets	182,989 million yen
Cash and Due from Banks	2,738 million yen
Debts collateralized;	
Deposits	13,595 million yen
Borrowed Money	7 million yen
Payables under Repurchase Agreements	164,958 million yen
Collateral related to Securities Lending Transactions	397,344 million yen
Other Liabilities	2,903 million yen
Acceptances and Guarantees	2,728 million yen

In addition, securities of 250,047 million yen and Foreign Exchanges of 60 million yen are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin on future transactions.

33. Unrealized gain or loss with respect to hedging items is stated as deferred loss of hedge transactions and is included in other assets after netting. The gross amount of deferred loss of hedge transactions before such setoff is 62,020 million yen and the gross amount of deferred gain of hedge transactions is 19,474 million yen.

34. Subordinated debt of 261,435 million yen is included in "Borrowed Money" at the balance sheet date.

35. Net Profit per share 20.32 yen

36. Net asset which is increased by the application of the market value method defined under the Article 290-1-6 of the Commercial Code is 13,199 million yen.

37. Market values of marketable securities and their unrealized gain or loss are as follows. Trading securities and commercial papers in the "Trading Assets" are also included in the marketable securities above with "Securities". The same definition will be applied up to item 40.

Trading Securities

Amount in Balance Sheet	246,452 million yen

Recorded in the statement of operations
in this fiscal year (profit) 758 million yen

The Bank holds no bonds of held- to-maturity.

The Bank holds no stocks of subsidiaries and affiliates with fair value.

Securities available for sale with market value are as follows;

(millions of yen)

	Cost	Amount in B/S	Net Unrealized Gain (Loss)	Gain	Loss
Domestic Equity	2,162	1,952	(209)	0	210
Domestic Bonds	1,362,965	1,374,298	11,332	11,707	374
Government Bonds	1,336,410	1,374,805	11,394	11,523	128
Municipal Bonds	16	16	0	0	0
Corporate Bonds	26,538	26,475	(62)	183	245
Others	257,735	269,901	12,387	21,574	9,186
Total	1,622,863	1,646,153	23,510	33,281	9,770

(Note) Others are mainly foreign bonds.

Valuation differences above do not include the valuation losses of 220 million yen of the Valuation loss of compound financial instruments.

Valuation differences, net of 10,311 million yen of related deferred tax liabilities, are 13,199 million yen which is included in Unrealized gains on securities available-for-sale.

With regard to securities available-for-sale having market prices, 17,672 million yen is written down. In addition to that, the gains/losses of hedging instruments are realized due to the cancellation of individual hedge accounting resulted from the impairment.

If the market value is lower than 50% of the net book value, the book value is written down to market value as a new cost basis, unless there is solid evidence that the market value will recover. If the market value is higher than 50% but lower than 70%, the Bank assesses the probably of recovery of value, and, if necessary, book value is written down to market value as a new cost basis.

38. Securities available for sale sold during this fiscal year are as follows;

Sales Amount	Profit from sales	Loss from sales
987,253 million yen	27,018 million yen	1,439 million yen

The gain/loss of hedging instruments are realized due to the cancellation of individual hedge accounting.

39. Balance sheet amount of principal securities with no available market value is as follows;

Instruments	Amount in Balance Sheet
Stocks of subsidiaries and affiliates	
Subsidiaries' Stocks	18,146 million yen
Affiliates' Stocks	3,838 million yen
Securities available for sale	

Non-listed Stocks (Except Over-the-Counter Stocks)	2,028 million yen
Non-listed Bonds	50,442 million yen
Non-listed Foreign Securities	13,043 million yen
Others	67 million yen

40. Redemption schedule of securities available for sale with contractual maturity is as follows;

(millions of yen)

	Due in year or less	Due from 1 to 5 year	Due from 5 to 10 year	Due after 10 year
Domestic Bonds	639,010	555,512	230,179	42
Government bonds	636,326	506,634	205,844	—
Municipal Bonds	6	—	14	—
Corporate Bonds	2,677	48,877	25,320	42
Others	4,809	108,546	159,047	6,995
Total	643,819	664,058	389,227	7,037

41. Classification of money held in trust is as follows;

Money Held in Trust for trading purpose

Amount in Balance Sheet	169,652 million yen
Valuation gains (losses) included in the Income (losses) before income taxes	6,082 million yen

There is no Money Held in Trust Held-to-maturity

Money Held in Trust available for sale

Cost	7,039 million yen
Amount stated in Balance Sheet	7,039 million yen
Valuation differences	— million yen

42. The unrealized gain or loss of Other Debt Purchased for trading purpose are as follows;

Amount in Balance Sheet	19,163 million yen
Valuation gain or loss included in the income or losses	— million yen

43. Among securities borrowed based on unsecured loan agreements (securities lending transactions) or accepted based on *Gensaki* transactions (securities purchased under resale agreements and securities sold under repurchase agreement) or bond lending transactions collateralized by cash with respect to which the Bank had a right to dispose of by sale or (re-) pledging, the amount of securities yet to be disposed of and held as of the end of this year is 1,754 million yen.

44. Contacts of overdraft facilities and loan commitment limits are contacts under which the Bank lends to customers up to the prescribed limits in response to customers' application for a loan as long as there is no violation of any condition in the contacts. The unused amount within the limits

relating to these contacts totals 1,109,049 million yen, out of which the agreement term of less than 1 year is 1,008,428 million yen.

Since many of such agreements expire without any draw down, the balance of the amount itself yet to be drawn down does not necessarily affect the cash flow of the Bank in the future. Many of such agreements include conditions to the effect that the Bank has the right to reject the draw down of the loan requested or to reduce the amount of the credit line depending on changes in financial circumstances, protection of claims, or other reasonable grounds. Further, besides taking real estate, securities, etc. as collateral at the time of conclusion of agreements, after the conclusion of agreements the Bank periodically checks the financial performance, etc. of the customers according to the pre-instituted internal rules, and takes necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

45. Retirement benefit obligations, etc., as of the end of this term is as follows:

Projected Benefit Obligations	(52,375) million yen
Plan assets (fair market value)	44,291
Funded Status	(8,084)
Unrecognized Obligation at Transition	7,265
Unrecognized Net Actuarial Losses	9,357
Unrecognized prior service cost (reduction of liabilities)	(4,546)
Net amount accrued on the balance sheet	(3,992)
Prepaid pension cost	9,805
Reserve for retirement benefits	(5,813)

46. In accordance with the application of the Accounting Standard for Financial Instruments, the following accounting treatments have been applied effective April 2002.

Until the preceding fiscal year, bond lending transactions with cash collateral were recognized as bond lending transactions by pledging cash as collateral and the collateralized cash was accounted for in "Collateral Related to Securities Borrowing Transactions" as a component of "Other Assets" and in "Collateral Related to Securities Lending Transactions" as a component of "Other Liabilities." From this interim fiscal year, however, these transactions are recognized as fund transactions by pledging securities as collateral and accounted for in "Collateral Related to Securities Borrowing Transactions" and "Collateral Related to Securities Lending Transactions" based upon "Practical Guidelines for Accounting of Financial Instruments" (Accounting System Committee Report No.14 of the JICPA). As a result of this change, the amount of "Other Assets" was decreased by 1,966 million yen, the amount of "Other Liabilities" was decreased by 397,344 million yen, on the other the amount of "Collateral Related to Securities Borrowing Transactions" and "Collateral Related to Securities Lending Transactions" were increased by the same amount respectively.

47. In accordance with the application of "the Accounting Standard for Treasury Stock and reversal of legal reserve", accounting treatments subject to the standard have been applied from this fiscal year. This has no impact on Assets or Stockholders' Equity of this fiscal year.

48. Income Taxes Expense Deferred is calculated based on the consolidated tax payment method from this fiscal year because the Bank is going to adopt the consolidated tax payment system from next fiscal year.

49. In conjunction with the modification of the attached form of the Detailed Regulations for the Enforcement of Long Term Banking Law by the "Cabinet Office Ordinance Amending the Detailed Regulations for the Enforcement of Long Term Banking Law" (Cabinet Office Ordinance No. 48 dated April 22, 2003), the methods of reporting were changed as follows.

(1) "Valuation Difference" that was separately reported in the preceding fiscal year is reported as "Valuation Difference of Shares, etc." from this fiscal year. (There is no change in the Banks' balance sheet as "Net Unrealized Gain on Securities Available-for-sale, Net of Taxes ".)

(2) "Capital Stock," "Legal Reserve" and "Retained Earnings " were separately reported as components of Stockholders' Equity in the preceding fiscal year, from this fiscal year, however, "Capital Stock," "Capital Surplus" and "Retained Earnings" are reported as components of Stockholders' Equity.

Statement of Operations

~non-consolidated~ (from April 1,2002 to March 31, 2003)

(Round down thousands of US.dollars)
$1= ¥120.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
INCOME			
Interest Income	120,196,409,826	120,196	999,970
Interest on Loans and Discounts	90,594,773,400	90,594	753,700
Interest and Dividends on Securities	21,538,872,176	21,538	179,191
Interest on Bills Discounted	3,743,183	3	31
Interest on Call Loans	13,186,609	13	109
Interest on Collateral Related to Securities Borrowing	23,645,660	23	196
Interest on Deposits with Banks	1,535,169,622	1,535	12,771
Interest on Swaps	5,037,831,055	5,037	41,912
Other Interest Income	1,449,188,121	1,449	12,056
Fees and Commissions	18,399,448,124	18,399	153,073
Domestic and Foreign Exchange Commissions	230,938,506	230	1,921
Other Fees and Commissions	18,168,509,618	18,168	151,152
Trading Revenue	2,807,892,256	2,807	23,360
Revenue from Trading Securities and Derivatives	314,548,249	314	2,616
Revenue from Securities and Derivatives Related to Trading Transactions	467,304,737	467	3,887
Revenue from Trading-Related Financial Derivatives Transactions	1,556,138,469	1,556	12,946
Other Trading Revenue	469,900,801	469	3,909
Other Business Income	7,953,131,493	7,953	66,165
Income on Sales of Investment Bonds	7,494,526,707	7,494	62,350
Income on Investment Bonds Redeemed	71,130,200	71	591
Other Business Income	387,474,586	387	3,223
Other Operating Income	40,562,986,610	40,562	337,462
Gain on Sales of Stocks and Other Equity-Related Securities	3,597,434,028	3,597	29,928
Gain on Money Held in Trust	33,573,922,740	33,573	279,317
Other Operating Income	3,391,629,842	3,391	28,216
Total Operating Income	189,919,868,309	189,919	1,580,032
EXPENSES			
Interest Expenses	45,569,839,914	45,569	379,116
Interest on Coupon Debentures	19,000,076,190	19,000	158,070
Amortization of Discount on Debentures	198,584,371	198	1,652
Interest on Deposits	10,474,893,215	10,474	87,145
Interest on Negotiable Certificates of Deposit	516,125,560	516	4,293
Interest on Borrowings	13,332,018,269	13,332	110,915
Interest on Bills Rediscounted	235,156	0	1
Interest on Commercial Paper	36,161	0	0
Interest on Call Money	28,673,998	28	238
Interest on Payables under Repurchase Agreements	10,580,607	10	88
Interest on Collateral Related to Securities Lending	311,388,029	311	2,590
Other Interest Expenses	1,697,228,358	1,697	14,120
Fees and Commissions	3,824,405,473	3,824	31,817
Domestic and Foreign Exchange Commissions	404,323,644	404	3,363
Other Fees and Commissions	3,420,081,829	3,420	28,453
Other Business Expenses	25,439,369,581	25,439	211,642
Amortization of Expenses on Debenture Issuance	278,745,075	278	2,319
Foreign Exchange Loss	1,914,848,794	1,914	15,930
Losses on Sales of Investment Bonds	5,583,536,022	5,583	46,452
Loss on Investment Bonds Redemption	490	0	0
Devaluation of Investment Bonds	17,074,948,058	17,074	142,054
Expenses on Derivatives	332,231,585	332	2,763
Other Business Expenses	255,059,557	255	2,121
General and Administrative Expenses	65,278,082,469	65,278	543,078
Other Operating Expenses	11,718,660,545	11,718	97,493
Write-offs of Bad Loans	381,187,099	381	3,171
Losses on Sales of Stocks and Other Equity-Related Securities	294,115,140	294	2,446
Losses on Devaluation of Stocks and Other Securities	4,098,661,564	4,098	34,098
Losses on Money Held in Trust	510,727,181	510	4,248
Provision to Reserve for Loss on Sale of Bonds	1,248,881,125	1,248	10,390
Other Operating Expenses	5,185,088,436	5,185	43,137
Total Operating Expenses	151,830,357,982	151,830	1,263,147
NET OPERATING INCOME(LOSS)	38,089,510,327	38,089	316,884
Extraordinary Income	16,579,348,454	16,579	137,931
Gain on Disposal of Premises and Equipment	371,863,937	371	3,093
Recoveries of written-off Claims	707,700	0	5
Other Extraordinary Income	16,206,776,817	16,206	134,831
Extraordinary Expenses	2,944,054,161	2,944	24,492
Loss on Disposal of Premises and Equipment	2,494,054,161	2,494	20,749
Provision to Reserve for Loss on Disposal of Premises and Equipment	450,000,000	450	3,743
Income(Loss) before Income Taxes	51,724,804,620	51,724	430,322
Income Taxes Expense-Current	71,599,160	71	595
Income Taxes Expense(Benefit)-Deferred	△ 7,438,000,000	△ 7,438	△ 61,880
NET INCOME(LOSS)	59,091,205,460	59,091	491,607
Profit(Loss) Brought Forward from Previous Term	135,472,931,232	135,472	1,127,062
Undivided Profit(Deficit) at Term End	194,564,136,692	194,564	1,618,670

(Notes)

1. All yen amounts have been rounded down to millions of yen.

2. Total income from transaction with subsidiaries: 9,387 million yen
Total expenses from transaction with subsidiaries: 7,256 million yen

3. Profits and losses on trading transactions on a trade date basis are shown as 'Trading Revenue" or "Trading Expenses" on Statement of Operations.

The amounts of the above profits and losses presented are the sum of (1) the difference between the valuation profit or loss at the beginning and end of the current fiscal year in the case of securities and monetary claims purchased, and the difference between the amount of unrealized gains or losses at the beginning and end of current fiscal year in the case of trading –related financial derivatives and (2) interest received or paid during the fiscal year.

4. Other Extraordinary Income includes reversal of Reserve for Possible Loan Losses (13,187 million yen) and a gain of 3,019 million yen from returning the substituted portion of employee pension fund.

5. In conjunction with the modification of the attached form of the Detailed Regulations for the Enforcement of Long Term Banking Law by the "Cabinet Office Ordinance Amending the Detailed Regulations for the Enforcement of Long Term Banking Law" (Cabinet Office Ordinance No. 64 dated October 15, 2002), the methods of reporting were changed as follows.

Effective this term, interest income or expense on cash-collaterized securities lending transactions that had been included either in "Other Interest Expenses" in the "Interest Expenses" section or "Other Interest Income" in the "Interest Income" section in the first half of the fiscal year are stated respectively as "Interest Expense on Securities Lending Transactions" or "Interest Income on Securities Lending Transactions."

Proposal for Appropriation of Profit for 3rd Fiscal Term

(yen)

Items	Amount	
Undivided Profit at Term End		194,564,136,692
Appropriation of Profit		8,266,817,250
Legal Reserve (Earned Surplus Reserve)		1,378,000,000
Dividend for Preferred Stock A	(13 yen per share)	968,864,000
Dividend for Preferred Stock B	(4.84 yen per share)	2,904,000,000
Dividend for Common Stock	(1.11 yen per share)	3,015,953,250
Surplus Profit Carried Forward to the Following Term		186,297,319,442

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 19, 2003

To the Board of Directors of Shinsei Bank, Ltd.:

Tohmatsu & Co.

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ AIJI ASADA

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU FURUSAWA

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ YORIKO GOTO

Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU MIYAZAKI

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Shinsei Bank, Ltd. (the "Bank") for the 3rd fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

(TRANSLATION)

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Bank in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Bank's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Bank for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

Audit Report

Following consultation among the Statutory Auditors, the Board of Statutory Auditors hereby submit this report concerning the business performances of Directors of the bank for the term started April 1, 2002 and ended March 31, 2003.

1. Summary of audits by the Statutory Auditors

Each of the Statutory Auditors has, according to the policies and respective duties decided by the Board of Statutory Auditors, has performed a series of audit procedures which include; a) attending important meetings such as the Meeting of the Board of Directors, b) being submitted reports on business performances from the Directors and other employees concerned, c) inspecting of important internal approval documents, etc., d) investigating the situation of operations and assets at the head office and principal business offices, and e) for the purpose of investigating the situation of operations and assets at subsidiaries, requesting those subsidiaries to submit reports and visiting them if considered necessary. We have also been submitted reports and opinions from the accountant auditors concerning the bank's financial statements and Supplementary Schedules thereto.

We have, in addition to the audit procedures mentioned above, requested the Directors and persons concerned to submit reports, when considered necessary, to investigate in detail, transactions which would constitute any of the following: a) competing businesses performed by Directors, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

2. Result of our audits

(1) We acknowledge that the methods and results of the bank's accountant auditors Tohmatsu & Co. (corporate independent auditor) are appropriate.

(2) We acknowledge that the Business Report correctly reflects the bank's conditions according to the laws and the articles of incorporation.

(3) Nothing came to our attention that should be detected concerning the Proposal on Appropriation of Profits in light of the bank's financial conditions and other related circumstances

(4) Nothing came to our attention that should be detected concerning the Supplementary Schedules, which correctly states all matters to be reported.

(5) No material facts came to our attention that would be fraudulent acts or violations of laws or the articles of incorporation concerning the business performances of Directors, including those related with subsidiaries.

Furthermore, nothing came to our attention that would constitute any of the following events: a) competing businesses performed by a Director, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

May 23, 2003

The Board of Statutory Auditors of SHINSEI BANK, LTD.

Statutory Auditor (Full-time)	Koji Saito
Statutory Auditor	Akira Sudo
Statutory Auditor	Makiko Yasuda

(Note) Statutory Auditors Akira Sudo and Makiko Yasuda are outside Statutory Auditors defined in Section 1 of Article 18 in the Law for Special Exemptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha.

Reference Material for Exercising Voting Rights

1. Number of voting rights held by all shareholders:

   2,717,075 unit

2. Bills and relevant information:

Bill No.1 Election of Fourteen Directors

Terms of office of fourteen directors, namely Masamoto Yashiro, Hidebumi Mori, Teruaki Yamamoto, Timothy C. Collins, J. Christopher Flowers, Akira Aoki, Takashi Imai, Minoru Makihara, Nobuaki Ogawa, Michael J. Boskin, Emilio Botin, Donald B. Marron, Martin G. McGuinn and David Rockefeller, shall expire upon the closing of this shareholders' meeting. It is proposed to elect following fourteen Directors.

No	Name (Date of Birth)	Personal	History
1	Masamoto Yashiro (February 14,1929)	1954 Y 3 M	Graduated from the Faculty of Law,Kyoto University
		1958 Y 3 M	Completed Master Course,International Relations,Tokyo University
		1958 Y 6 M	Joined Standard-Vacuum Oil Company Japan Division (Predecessor of Exxon Mobil Private Limited)
		1964 Y 2 M	Director,Esso Sekiyu K.K. (Predecessor of Exxon Mobil Private Limited)
		1970 Y 2 M	Executive Vice President
		1972 Y 9 M	Executive Assistant to Chairman & CEO of Standard Oil Co. of New Jersey (Predecessor of Exxon Mobil Corp.)
		1974 Y 6 M	President,Esso Sekiyu K.K.
		1979 Y 8 M	Director & Executive Vice President,Esso Eastern Inc.
		1986 Y 2 M	President,Esso Sekiyu K.K.
		1989 Y 11 M	Country Corporate Officer-Japan,Citibank,N.A.
		1992 Y 1 M	Executive Vice President-Citicorp/Citibank,N.A. Country Corporate Officer-Japan
		1997 Y 10 M	Chairman(Non-executive),Citicorp Japan
		1999 Y 9 M	Representative,New LTCB Partners C.V.
		2000 Y 3 M	Chairman and CEO, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
2	Hidebumi Mori (October 15, 1947)	1971 Y 3 M	Graduated from the Faculty of Economics,Keio University
		1971 Y 4 M	Joined The Long-Term Credit Bank of Japan,Ltd.
		1998 Y 11 M	Deputy President,The Long-Term Credit Bank of Japan,Ltd.
		2000 Y 3 M	Senior Managing Director ,Shinsei Bnank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
3	Teruaki Yamamoto (November 24, 1948)	1971 Y 3 M	Graduated from the Faculty of Law,Meiji Gakuin University
		1971 Y 4 M	Joined The Long-Term Credit Bank of Japan,Ltd.
		2000 Y 3 M	Managing Director, The Long-Term Credit Bank of Japan, Ltd.
		2000 Y 6 M	Corporate Executive Officer ,Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
		2001 Y 6 M	Managing Director, Shinsei Bank, Ltd.
		2002 Y 6 M	Senior Managing Director ,Shinsei Bnank, Ltd.

4	Timothy C. Collins (October 8, 1956)	1978 Y 6 M	Graduated from DePauw University
		1982 Y 6 M	M.B.A from The Yale School of Organization and Management
		1974 Y 1 M	Joined Cummins Engine Company
		1981 Y 9 M	Joined Booz , Allen & Hamilton , Inc.
		1984 Y 8 M	Joined Lazard Freres & Company
		1990 Y 1 M	Joined Onex Corporation
		1995 Y 10 M	Founded Ripplewood Holdings L.L.C., CEO
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
5	J. Christopher Flowers (October 27,1957)	1979 Y	Graduated from Harvard College
		1979 Y	Joined Goldman Sachs
		1986 Y	Head of the Mergers and Acquisitions for the Financial Institutions Group
		1988 Y	Partner of Goldman Sachs
		1994 Y	Co-head of the Financial Institutions Group
		1996 Y	Sole head of the Financial Institutions Group
		1998 Y	Head of the Financial Institutions Group worldwide
		1998 Y	Retired from Goldman Sachs
		1998 Y 12 M	Vice Chairman of The Enstar Group,Inc.
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
6	Akira Aoki (November 30,1931)	1953 Y 3 M	Graduated from the Faculty of Economics,Tokyo University
		1953 Y 4 M	Joined The Bank of Japan
		1977 Y 11 M	Chief Representative in the Americas (New York)
		1980 Y 12 M	Director,Coordination and Planning Department
		1984 Y 3 M	Director,Market Operations Department
		1985 Y 9 M	Executive Director
		1989 Y 10 M	Deputy Governor,The Export-Import Bank of Japan
		1992 Y 6 M	President,Japan Securities Finance Co.,Ltd.
		1998 Y 6 M	Chairman
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
		2002 Y 6 M	Counselor, Japan Securities Finance Co.,Ltd.
7	Takashi Imai (December 23, 1929)	1952 Y 3 M	Graduated from the Faculty of Law,Tokyo University
		1952 Y 4 M	Joined Fuji Iron&Steel Co.,Ltd.
		1970 Y 3 M	Deputy General Manager,Fuel&Ferrous Materials Dept., Nippon Steel Corporation organized by the merger of Fuji Iron&Steel Co.,Ltd. and Yawata Iron&Steel Co.,Ltd.
		1981 Y 6 M	Director
		1983 Y 6 M	Managing Director
		1989 Y 6 M	Representative Director and Executive Vice President
		1993 Y 6 M	Representative Director and President
		1995 Y 5 M	Vice Chairman, Japan Federation of Economic Organizations (KEIDANREN)
		1998 Y 4 M	Representative Director and Chairman of the Board, Nippon Steel Corporation
		1998 Y 5 M	Chairman, Japan Federation of Economic Organizations
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
		2002 Y 5 M	Resigned from Chairman, Japan Federation of Economic Organizations
		2003 Y 4 M	Director and Senior Advisor, Honorary Chairman, Nippon Steel Corporation

8	Minoru Makihara (January 12, 1930)	1954 Y 6 M	Graduated from the Faculty of Politics,Harvard University
		1956 Y 3 M	Joined Mitsubishi Corporation
		1980 Y 2 M	General Manager,Marine Products Dept.
		1983 Y 4 M	General Manager,Marketing and Coordination Dept.
		1985 Y 10 M	E.V.P and General Manager,Mitsubishi International Corp.
		1986 Y 6 M	Director,Mitsubishi Corporation
		1987 Y 6 M	President,Mitsubishi International Corp.,New York
		1988 Y 6 M	Managing Director,Mitsubishi Corporation
		1990 Y 6 M	Senior Managing Director
		1992 Y 6 M	President
		1998 Y 4 M	Chairman
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd)
		2000 Y 5 M	Vice Chairman ,Japan Federation of Economic Organizations (KEIDANREN)
		2002 Y 5 M	Vice Chairman, Japan Business Federation
9	Nobuaki Ogawa (March 13, 1939)	1966 Y 3 M	Graduated from the Faculty of Law,Chuo University
		1968 Y 4 M	Attorney at Law in Japan Joined Tokyo Bar Association
		1992 Y 4 M	Vice Chairman ,Tokyo Bar Association
		1993 Y 4 M	Retired from Vice Chairman ,Tokyo Bar Association
		1996 Y 4 M	Secretary General,Japan Federation of Bar Associations Member of National Bar Examination Administration Commission
		1998 Y 3 M	Retired from Secretary General, Japan Federation of Bar Associations
		1998 Y 4 M	Retired from Member of National Bar Examination Administraiton Commission
		1998 Y 11 M	Auditor, The Long-Term Credit Bank of Japan,Ltd.
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
10	Michael J. Boskin (September 23,1945)	1967 Y 6 M	Graduated from the University of California
		1970 Y 9 M	Assistant Professor, Stanford University
		1976 Y 9 M	Associate Professor
		1978 Y 9 M	Professor
		1993 Y 9 M	T.M.Friedman Professor of Economics and Senior Fellow, Hoover Institution, Standford University
		2000 Y 3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
11	Emilio Botin (October 1,1934)	1958 Y 6 M	Graduated from the University of Valladolid, received a license in Law
		1958 Y 10 M	Joined Banco Santander
		1971 Y 8 M	Second Vice President
		1977 Y 10 M	Chief Executive Officer
		1986 Y 12 M	Chairman
		1999 Y 4 M	Chairman, Banco Santander Central Hispano, following the merger of Banco Santander and Banco Central Hispanoamericano
		2000 Y 4 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)

12	Donald B.Marron (July 21,1934)	1959 Y	4 M	Established D.B.Marron & Company, Inc.
		1968 Y		President, Mitchell Hutchins(merged with D.B.Marron &Co.)
		1980 Y	6 M	Chief Executive Officer, Paine Webber
		1981 Y	7 M	Chairman
		2000 Y	3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
		2001 Y	3 M	Chairman,UBS Paine Webber Inc. (merged with UBS and Paine Webber)
		2001 Y	8 M	Chairman, UBS America
13	Martin G. McGuinn (September 9,1942)	1964 Y	6 M	Graduated from Villanova University
		1981 Y	1 M	Joined Mellon Bank,N.A.
		1998 Y	3 M	Chairman and CEO,Mellon Bank,N.A.
		1999 Y	1 M	Chairman and CEO, Mellon Financial Corporation
		2000 Y	3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
14	David Rockefeller (June 12,1915)	1936 Y	6 M	Graduated from Harvard College
		1940 Y	6 M	Received the Ph.D.in Economics from the University of Chicago
		1946 Y	1 M	Joined Chase National Bank
		1955 Y	3 M	Executive Vice President, Chase Manhattan Bank(name changed)
		1969 Y	3 M	Chairman and Chief Executive Officer
		1980 Y	1 M	Resigned from Chief Executive Officer
		1981 Y	4 M	Resigned from Chairman
		1996 Y	1 M	Chairman, Rockefeller Center Properties Trust, Inc.
		2000 Y	3 M	Director, Shinsei Bank, Ltd. (former The Long-Term Credit Bank of Japan, Ltd.)
		2001 Y	2 M	Resigned from Chairman, Rockefeller Center Properties Trust, Inc.

Of those candidates listed above, the following eleven persons are qualified as "Outside Director" defined under the Article 188-2-7-2 of the Commercial Code of Japan; Messrs Timothy C. Collins, J. Christopher Flowers, Akira Aoki, Takashi Imai, Minoru Makihara, Nobuaki Ogawa, Michael J. Boskin, Emilio Botin, Donald B. Marron, Martin G. McGuinn and David Rockefeller.

Bill No.2 Reverse Stock Split

1. Reason for the Reverse Stock Split

This is to adjust the number of ordinary shares to an appropriate level in the future by consolidating ordinary shares.

2. Method of the Reverse Stock Split

This is to consolidate two ordinary shares into one. This shall be applied to all the 2,717,075,212 ordinary shares outstanding and the number of the ordinary shares shall be 1,358,537,606 after the consolidation. All the necessary matters required by procedures shall be entrusted to the Board of Directors.

Bill No.3 Approval for Partial Amendments of the Articles of Incorporation of the Bank

(Contents of this Bill and Reasons for the Amendments)

The contents of and the reasons for the amendments are as follows;

(1) To amend the relevant portion to respond to the introduction of the System for Void Share Certificate, and the Loosening of Quorum for Shareholders' Meeting, upon the enforcement of the Law Concerning the Partial Amendment of the Commercial Code (Law 44, year 2002) on April 1, 2003.

(2) To amend relevant portion to respond to the abolition of the Minimum Unit of Shares, the introduction of the Predetermined Minimum Unit of Shares, and the introduction of the Standard for the Counting of Voting Right, following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 79 year 2001) on October 1, 2001.

(3) To amend relevant portion to respond to the introduction of the Application of Computerized Documents related to a Company, the deletion of an article on the Recovery of Voting Right for Non-Voting Right Shares, abolition of convertible bond, and the introduction of system for the Preengagement Rights for New Shares, following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001) on April 1, 2002.

(4) To amend relevant portion to respond to the Extension of Term of Office of Statutory Auditors following the enforcement of the Law Concerning the Partial Amendment of the Laws related to the Commercial Code and the Exceptions for Commercial Code with respect to Auditing of a Company (Law 149 year 2001) on May 1, 2002.

(5) In accordance with the Reverse Stock Split (Bill 2), the Aggregate Number of Ordinary Shares Authorized to Be Issued (Article 5) and the Terms for Mandatory Conversion of Preference Shares (Article 9-9-3) to ordinary shares shall be amended. These amendments shall be valid when the Reverse Stock Split becomes in effect.

List of Comparison of Present Articles of Incorporation and Draft of Amendment

Underlined parts indicates the amended points

Articles of Incorporation (Current)	After Amendment	Reasons for Amendment
CHAPTER II SHARES Article 5.(Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be five billion six hundred seventy four million five hundred twenty eight thousand (5,674,528,000) shares, out of which five billion (5,000,000,000) shares shall be ordinary shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preference shares and six hundred million (600,000,000) shares shall be Class-B preference shares (Class-A preference shares and Class-B preference shares being hereinafter collectively referred to as the "Preference Shares"); provided, however, that, if any ordinary shares are retired or any Preference Shares are retired or converted into ordinary shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.	CHAPTER II SHARES Article 5.(Aggregate Number of Shares Authorized to Be Issued) The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be ordinary shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preference shares and six hundred million (600,000,000) shares shall be Class-B preference shares (Class-A preference shares and Class-B preference shares being hereinafter collectively referred to as the "Preference Shares"); provided, however, that, if any ordinary shares are retired or any Preference Shares are retired or converted into ordinary shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.	A change in accordance with the Reverse Stock Split. This amendment shall be valid when the Reverse Stock Split becomes in effect.
Article 7. (Transfer Agent) 3. The shareholder register (including the beneficial shareholder register, hereinafter the same) of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, repurchase of shares falling short of one predetermined minimum unit of shares (tan-gen kabu) and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.	Article 7. (Transfer Agent) 3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase of shares falling short of one predetermined minimum unit of shares (tan-gen kabu) and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and	To reflect the introduction of the System for Void Share Certificate upon the enforcement of the Law Concerning the Partial Amendment of the Commercial Code (Law 44, year 2002).

	not by the Bank.	
Article 8. (Rules for Handling Shares) Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, repurchase of shares falling short of one predetermined minimum unit of shares (tan-gen kabu), and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.	Article 8. (Rules for Handling Shares) Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase of shares falling short of one predetermined minimum unit of shares (tan-gen kabu), and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.	To reflect the introduction of the System for Void Share Certificate upon the enforcement of the Law Concerning the Partial Amendment of the Commercial Code (Law 44, year 2002).
Articles 9. (Record Date) 1. The shareholders (including the beneficial shareholders, hereinafter the same) last appearing in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date.	Articles 9. (Record Date) 1. The shareholders (including the beneficial shareholders, hereinafter the same) last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date.	To respond to the introduction of the Application of Computerized Documents related to a Company following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001).
2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.	2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.	To respond to the introduction of the Application of Computerized Documents related to a Company following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001).

CHAPTER II-2 PREFERENCE SHARES Article 9-2. (Preferred Dividends) 1. In the event that dividends are to be paid by the Bank as provided for in Article 34, the Bank shall pay the preferred dvidend in respect of a Preference Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preference Shares which shall not exceed one hundred (100) yen in respect of one Class-A preference share or ten (10) yen in respect of one Class-B preference share, as the case may be, (in case that the shares constituting a unit are deemed to be consolidated into one share, which amount shall be construed as one hundred (100) yen or ten (10) yen, as the case may be, multiplied by the number of the shares constituting the unit before such deemed consolidation) to each of the shareholders who hold the Preference Shares (hereinafter referred to as the "Preference Shareholders") or each of the registered pledgees in respect of the Preference Shares (hereinafter referred to as the "Registered Preference Pledgees") in priority to the shareholders who hold the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.	CHAPTER II-2 PREFERENCE SHARES Article 9-2. (Preferred Dividends) 1. In the event that dividends are to be paid by the Bank as provided for in Article 34, the Bank shall pay the preferred dividend in respect of a Preference Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preference Shares which shall not exceed one hundred (100) yen in respect of one Class-A preference share or ten (10) yen in respect of one Class-B preference share, as the case may be, to each of the shareholders who hold the Preference Shares (hereinafter referred to as the "Preference Shareholders") or each of the registered pledgees in respect of the Preference Shares (hereinafter referred to as the "Registered Preference Pledgees") in priority to the shareholders who hold the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.	To respond to the abolition of the Minimum Unit of Shares, the introduction of the Predetermined Minimum Unit of Shares following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 79 year 2001).

Article 9-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preference shares and four hundred (400) yen in respect of Class-B preference shares (in case that the shares constituting a unit are deemed to be consolidated into one share, which amount shall be construed as one thousand three hundred (1,300) yen or four hundred (400) yen, as the case may be, multiplied by the number of the shares constituting the unit before such deemed consolidation) shall be payable to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as distribution of residual assets is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.	Article 9-4. (Distribution of Residual Assets) 1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preference shares and four hundred (400) yen in respect of Class-B preference shares shall be payable to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as distribution of residual assets is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.	To respond to the abolition of the Minimum Unit of Shares, the introduction of the Predetermined Minimum Unit of Shares following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 79 year 2001).
Article 9-6. (Voting Rights) No Preference Shareholder shall be entitled to vote at a meeting of shareholders unless otherwise provided for in laws or ordinances.	Article 9-6. (Voting Rights) No Preference Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preference Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preference Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting, to the time when a resolution to the effect that the Preference Shareholder shall receive a preferred dividend has been adopted.	To respond to the deletion of an article on the Recovery of Voting Right for Non-Voting Right Shares following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001)

Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.) 2. No preemptive rights in respect of newly issued shares or no subscription rights in respect of convertible bonds or bonds with warrants shall be granted to the Preference Shareholders	Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.) 2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase rights in respect of bonds with warrants shall be granted to the Preference Shareholders.	To respond to the abolition of convertible bond and the introduction of system for the Share Purchase Rights for New Shares following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001).
Article 9-9. (Mandatory Conversion to Ordinary Shares) 3. The number of ordinary shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed four (4) ordinary shares per Class-A preference share, and shall not exceed four-thirds (4/3) of one ordinary share per Class-B preference share and shall not fall below one (1) ordinary share per Class-B preference share. Provided, however, that in case of consolidation or split in respect of ordinary shares after the issue of the relevant Preference Shares, the number of ordinary shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying four (4) shares with respect to Class-A preference share or four-thirds (4/3) of one share with respect to Class-B preference share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split, and shall not fall with respect to Class-B preference share below the number obtained by multiplying one (1) share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split.	Article 9-9. (Mandatory Conversion to Ordinary Shares) 3. The number of ordinary shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) ordinary shares per Class-A preference share, and shall not exceed two-thirds (2/3) of one ordinary share per Class-B preference share and shall not fall below one-half (1/2) ordinary share per Class-B preference share. Provided, however, that in case of consolidation or split in respect of ordinary shares after the issue of the relevant Preference Shares, the number of ordinary shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preference share or two-thirds (2/3) of one share with respect to Class-B preference share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split, and shall not fall with respect to Class-B preference share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split.	A change in accordance with the Reverse Stock Split. This amendment shall be valid when the Reverse Stock Split becomes in effect.

CHAPTER III MEETINGS OF SHAREHOLDERS Article 12. (Ordinary Resolutions) 2. (Newly established)	CHAPTER III MEETINGS OF SHAREHOLDERS Article 12. (Method of Resolutions) 2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.	To respond to the Loosening of Quorum for Shareholders' Meeting, upon the enforcement of the Law Concerning the Partial Amendment of the Commercial Code (Law 44, year 2002) .
CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS Article 14. (Number of Directors and Their Election) 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights out of all the shares outstanding held by all shareholders of the Bank.	CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS Article 14. (Number of Directors and Their Election) 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	To respond to the introduction of the Standard for the Counting of Voting Right, following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 79 year 2001)
CHAPTER V STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS Article 24. (Number of Statutory Auditors and Their Election) 2. Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights out of all the shares outstanding held by all shareholders of the Bank.	CHAPTER V STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS Article 24. (Number of Statutory Auditors and Their Election) 2. Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	To respond to the introduction of the Standard for the Counting of Voting Right, following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 79 year 2001)

Article 25. (Term of Office of Statutory Auditors) The term of office of the Statutory Auditors shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within <u>three (3)</u> years after their assuming office.	Article 25. (Term of Office of Statutory Auditors) The term of office of the Statutory Auditors shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within <u>four (4)</u> years after their assuming office.	To respond to the Extension of Term of Office of Statutory Auditors following the enforcement of the Law Concerning the Partial Amendment of the Laws related to the Commercial Code and the Exceptions for Commercial Code with respect to Auditing of a Company (Law 149 year 2001).
CHAPTER VII ACCOUNTING Article 34. (Payment of Dividends) Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing in the shareholder register as of the close of March 31 of each year.	CHAPTER VII ACCOUNTING Article 34. (Payment of Dividends) Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing <u>or being recorded</u> in the shareholder register as of the close of March 31 of each year.	To respond to the introduction of the Application of Computerized Documents related to a Company following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001).
Article 35. (Payment of Interim Dividends) The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing in the shareholder register as of the close of September 30 of each year.	Article 35. (Payment of Interim Dividends) The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing <u>or being recorded</u> in the shareholder register as of the close of September 30 of each year.	To respond to the introduction of the Application of Computerized Documents related to a Company following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001).
Article 36. (Conversion of Preference Shares <u>or Convertible Bonds</u> and Dividends) The first (1st) payment of dividends or Interim Dividends on the ordinary shares issued upon conversion of Preference Shares <u>or convertible bonds</u> issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day	Article 36. (Conversion of Preference Shares and Dividends) The first (1st) payment of dividends or Interim Dividends on the ordinary shares issued upon conversion of Preference Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as	To respond to the abolition of convertible bond and the introduction of system for the Share Purchase Rights for New Shares following the enforcement of the Law Concerning the Partial Amendment of Commercial Code (Law 128 year 2001)

of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.	conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.	

Bill No.4 Approval for Proposal for Appropriation of Profit for 3rd Fiscal Term

The contents of the resolution are stated at page 28 of the attached documents.

It is proposed to pay dividends for the 3rd term as follows;

Class A Preference Share :	13.00 yen per share
Class B Preference Share :	4.84 yen per share
Ordinary Share :	1.11 yen per share

The Bank has not paid interim dividends.
No Plan is hereby proposed to pay bonuses for directors and statutory auditors.

04 FEB 19 AM 7:21

EXHIBIT A-6

04 FEB 19 AM 7:21

(Translation)

June 28,2002

Shareholders

Masamoto Yashiro
Chairman and CEO
Shinsei Bank, Ltd.
1-8 Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo

NOTICE OF ORDINARY SHAREHOLDERS' MEETING

Notice is hereby given that the Ordinary Meeting of shareholders of Shinsei Bank, Ltd. will be held on June 28, 2002 at 1-8, Uchisaiwaicho 2-chome Chiyoda-ku, Tokyo, Shinsei Bank Head Office, commencing at 8:15 a.m. for the purpose of the following agenda.

AGENDA

[For REPORT]	Business Report and Financial Statements for the 2nd Fiscal Year ended March 31, 2002
[For REPORT]	Partial Amendments of the Articles of Incorporation of the Bank
[For RESOLUTION]	Approval for Proposal for Appropriation of Profit for 2nd Fiscal Term
[For RESOLUTION]	Approval for Partial Amendments of the Articles of Incorporation of the Bank
[For RESOLUTION]	Election of One Director
[For RESOLUTION]	Election of Three Statutory Auditors
[For RESOLUTION]	Presentation of Retirement Allowance to the Retiring Statutory Auditor

Results of Operations for the 2nd Term
(From April 1, 2001 to March 31, 2002)

1. Outline of Business

(1) Progress, Results, Etc. of Business

[Financial and Economic Environment]

The financial and economic environment of this fiscal term continued to be severe. The economy further contracted due to its deflationary trend regardless of enhanced action by the Bank of Japan to increase money supply, and the hollowing of the domestic industry accompanied by the highest rate of unemployment in the past continued while expectations for structural reform of the Japanese economy initiated by Prime Minister Koizumi failed to materialize in creating specific results. Moreover, the occurrence of a series of bankruptcies of large corporations such as MYCAL CORP. renewed people's concern about the seriousness of the bad debt problem. This pushed the Nikkei 225 temporarily below 10,000 yen, a new low since the bursting of the bubble, and created a resurgence of instability in the financial system. In response, the government implemented measures regulating the short selling of shares and conducted a special inspection to promote the disposition of bad debts. These measures provided a breathing spell for financial and economic conditions in Japan toward the end of this fiscal year, just before the removal of blanket insurance on bank deposits.

On the other hand, the terrorist attacks on September 11, 2001 in the U.S. came as a further blow to the world economy after the bursting of the IT bubble, which temporarily created fears of a slowdown in the world economy. However, due to a quick response of the U.S. financial authorities, the U.S. economy has shown signs of recovery, thereby reassuring the world economy. The Japanese economy has almost bottomed out due to progress in the adjustment of inventory and a recovery in exports, but structural problems are far from being solved.

Under the economic circumstances described above, the short-term interest rate declined to almost zero, supported by the policy adopted by the Bank of Japan to relax the volume of money supply. The rate remained more or less stable at that level although it temporarily became somewhat unstable toward the end of the fiscal year with the approach of removal of blanket deposit insurance to be implemented in April 2002. Long-term interest rates, despite a series of downgrades of JGBs by overseas credit rating agencies, remained stable between 1.00-1.50%, supported by policies taken by the Koizumi administration to implement the structural reform of the Japanese economy and to limit the amount of JGBs issued to 30 trillion yen a year. The yen-dollar rate rose once above 120 yen to a dollar when the prospects for the U.S. economy became uncertain due to the terrorist attacks, but it moved back to 130-135 yen to a dollar toward the end of the fiscal year as market participants became concerned over the seriousness of problems with the Japanese economy.

[Progress in Business]

Our bank has been positively developing new business and services since the name of the bank was changed to Shinsei Bank, to make the Bank a new type of a financial institution both in name and reality. More specifically, the Bank has been tackling various challenges mentioned below so as to restructure our customer and business bases with the goal of completely implementing the Revitalization Plan as amended in August 2001 under the Financial Function Early Strengthening Law.

(1) To accommodate customer needs in an appropriate and timely manner

The Bank started an entirely new retail banking business in June 2001 on the first anniversary of the Bank's new name. This reflected a comprehensive review of the entire business ranging from existing products and services to how to run branch offices. The Bank commenced offering customers a comprehensive account, *Powerflex*, enabling them to administer all their transactions including those yen deposits, foreign currency deposits, bank debentures, mutual funds, etc. And it increased the number of transaction channels such as 24-hour/365-day call center, the Internet, as well as the number of access points by tie-ups with IY Bank and Keihin Electric Express Railway Co., Ltd. As for branch offices, the Bank is improving readily available services for customers by opening two new offices exclusively for retail banking, remodeling of offices, often next to Starbucks, the extension of business hours until 7:00 p.m., and other measures. In February 2002, the Bank began the sale of a new type of housing loan - with highly flexibility of repayment - which had not existed before.

At the same time, in connection with institutional transactions, the Bank reorganized the Corporate Banking Business Divisions in head office with an aim to enable them to develop business activities responding to the characteristics of institutional customers and to put in place an organizational system characterized by simplicity and mobility. Furthermore, the Bank prepared a system to speedily provide sophisticated solutions to customers for their various needs by establishing the Institutional Banking Group integrating divisions and branches responsible for accommodating customers with a team specialized in financial products.

(2) Constructing a New Business Model

The Bank is proceeding with the development of new products and business areas with a view to establishing a new business model providing high-vale-added products and services to meet the needs of customers, which have become more diversified and sophisticated.

The Bank made a drastic organizational reform with the Financial Engineering Group in May 2001. This enabled the Group to develop businesses in a wide variety of areas. It increased results in pioneering businesses such as the bad debt-related business, real property non-recourse loans, acquisition financing, credit derivatives, etc. through an active utilization of the expertise of personnel with highly specialized capabilities recruited from outside the Bank. In July 2001, the Bank succeeded in securitizing a large portfolio of housing loans and apartment loans purchased from outside, totaling 73.5 billion yen, which enabled the Bank to be positioned as a major player in the investment banking business.

(3) Sound Assets and the Improvement of Financial Fundamentals

In an economic environment with a worsened deflationary trend and a prolonged contraction, a large number of corporations with excess liabilities continue to go bankrupt and the solution to the bad debt problems has yet to be

found. Sound demand for loans is not increasing and competition for lending has become more intense. Banks therefore find it more and more difficult to secure a proper margin on lending. With this backdrop, the Bank took the following measures: emphasizing the qualitative improvement in the lending business; normalizing risk and returns, marshalling the entire resources of the Bank to favorably meet the demand for loans from good customers while decreasing unprofitable loans. As a result, the Bank will be successful in achieving the loan balance to SMEs, at a level considerably higher than the target set in the Revitalization Plan. In connection with bad debts, the Bank is making its best efforts to make a final disposition of them including their collection, etc. as well as their indirect disposition.

With respect to financial fundamentals, the Bank is endeavoring to improve its capital efficiency by continuously reducing subordinated debts, etc. In the area of fundraising, it reviewed its fundraising structure and promoted diversification for the purpose of reducing fundraising costs by initiating, in October 2001, a master-trust-type CLO program (amount established: circa 1.4 trillion yen). This was introduced for the first time in Japan and successfully raised funds twice in the international capital market, totaling 175 billion yen.

In this business environment, the Bank achieved the following results:

(Bank Debentures)

In Fiscal 2001, the Bank redeemed an increased amount of bank debentures with high coupons issued in previous years, whereas in the first half of Fiscal 2001, the Bank issued bank debentures mainly with 1 and 2 year maturities to respond to a change in the structure of maturities of assets held and in the second half, it curtailed the amount of bank debentures issued, by promoting the diversification of fundraising methods into CLO, repo, etc. in preparation for the removal of blanket deposit insurance.

As a result, the amounts issued of discount bank debentures and interest-bearing bank debentures decreased 226.4 billion yen and 522.2 billion yen respectively during the fiscal term, and the total amount of bank debentures outstanding as of the end of the fiscal year stood at 2,735.2 billion yen. The Bank has abolished the issuance of bearer bank debentures effective April 2002.

(Deposits / Negotiable Certificates of Deposit)

With a backdrop of the slimming down of the balance sheet and the diversification of fundraising methods, the Bank decreased the amount of deposits by 251.9 billion yen and negotiable certificates of deposit by 666.8 billion yen respectively during the fiscal term, with the result that the total amount of deposit and certificate of deposit stood at 2,384 billion yen at the end of the fiscal term.

Furthermore, deposits with the Bank held by individuals have seen a sharp net increase due to a sales campaign conducted for 5 and 10 year term deposits.

(Loans)

The Bank endeavored to increase lending by new types of loans such as non-recourse loans, but the amount of loans outstanding at the end of the term stood at 5,012.1 billion yen, a decrease of 1,171.4 billion yen during the fiscal term. This was for the following reasons: major customers' continued move to reduce interest-bearing

liabilities; the increased amount of repayment of loans due to stagnant demand for loans for capital investment, etc.; and the implementation of the collection and assignment of bad debts (including an assignment of debts to the Deposit Insurance Corporation of Japan by exercising the Cancellation Right).

However, in connection with the loan balance with SMEs based on the Revitalization Plan, the entire Bank was involved in extending loans to SME and will exceed the target set by the Plan.

(Securities / Trading Securities)

As the result of disposition of bonds (mainly government bonds), the value of securities held stood at 1,493 billion yen at the end of the fiscal year, a decrease of 559.3 billion yen during the term.

Furthermore, the value of trading securities included in Trading Assets stood at 247.6 billion yen at the end of the fiscal year, an increase of 246.5 billion yen during the term.

(Handling Volume of Foreign Exchange and Domestic Remittance)

The amount of transactions handled for foreign exchange this fiscal year stood at US$9,263 million, a decrease of US$1,282 million from the previous term.

Furthermore, the volume of domestic remittance amounted to 32,824.8 billion yen, an increase of 7,268.7 billion yen from the previous term.

(Earnings)

Profit for the term increased sharply, on the basis of Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) including profit from the money held in trust. This was attributable to a greater redemption of interest-bearing bank debentures with relatively high coupons, improvement in net interest income as a result of the efforts to increase interest rate margins on loans in line with the normalization of the risk-return relationship, and reduction in operating expenses through review of various expenses in line with rationalization of operations, etc., as well as profits from trust management of money centering on loan trading business.

Together with a net extraordinary profit of 1.1 billion yen resulting from the sale of real properties owned such as company dormitories, houses, etc., the Bank accrued "accounts for adjustment for income tax and others" in an amount of 21.2 billion yen.

As a result, Net Operating Income (*keijo rieki*) and Net Income After Tax (*touki rieki*) for the term stood at 38.4 billion yen and 60.7 billion yen respectively, and earnings per share for the term amounted to 20.92 yen.

[Future Challenges for Shinsei Bank]

The Bank has important management objectives to improve the degree of customer satisfaction and to reinforce its earnings power by providing high-value-added products and services to customers in an appropriate and timely manner to accommodate their needs through active utilization of talented personnel, inside and outside the Bank and active development of new products and business areas under the strong leadership of the Bank's management. By doing so, the Bank intends to establish a unique and solid position in Japanese financial circles as a new type of financial institution with sound management and high profitability, thus providing an important contribution to the development of Japanese industry and economy.

Officers and employees of Shinsei Bank are united in their intention to make best efforts to achieve these objectives. We request your continued support for our endeavors.

(Note) The figures in this document concerning the business results are rounded out to the appropriate units or, in the case of ratios, to the first decimal place.

(2) Changes in Operating Results

(billion yen)

	Fiscal 1998	Fiscal 1999	Fiscal 2000	Fiscal 2001
Debentures issued	7,667.0	6,481.8	3,483.9	2,735.2
Coupon debenture	6,744.5	5,953.0	2,965.0	2,442.7
Discount debenture	922.5	528.8	518.9	292.4
Deposits	3,363.0	2,824.2	3,302.8	2,384.0
Trading liabilities	940.5	564.9	491.8	347.6
Loans	13,614.7	7,704.7	6,183.5	5,012.1
To small and medium-sized businesses	6,264.9	2,773.8	2,343.4	2,264.2
Others	7,349.8	4,930.8	3,840.1	2,747.8
Securities	2,094.8	2,810.1	2,052.4	1,493.0
Japanese Government bonds	197.9	2,385.9	1,329.3	938.4
Others	1,896.8	424.2	723.0	554.6
Trading assets	1,218.8	785.2	596.4	591.0
Total assets	23,194.4	13,755.7	10,051.2	8,366.6
Domestic exchange transactions	45,029.1	36,473.6	22,556.1	32,824.8
Foreign remittance transactions	(million dollars) 92,085	(million dollars) 18,854	(million dollars) 10,545	(million dollars) 9,263
Net operating profit (- : Net operating loss)	(million yen) -1,602,233	(million yen) -112,767	(million yen) 96,027	(million yen) 38,484
Net income (- : Net loss)	(million yen) -786,949	(million yen) 109,855	(million yen) 91,267	(million yen) 60,738
Net profit per share (- : Net loss per share)	(yen) -325.65	(yen) 44.99	(yen) 32.16	(yen) 20.92

[Note] 1. In the amounts shown above, figures below the first decimal place are omitted.
2. "Debentures issued" excludes convertible bonds.
3. "Deposits" includes negotiable CDs.
4. "Net income/loss per share" is calculated with the weighted average number of common shares during the current fiscal year, after deducting planed amount of dividend for preference shares.
5. Because of the amendment of Small and Medium Enterprise Basic Law, the range of small and medium-sized enterprises has been changed since Fiscal 1999.
6. From Octorber 23, 1998 to March 1, 2000, the Bank's business had been performed under temporary nationalization.

2. Present Conditions of Shinsei Bank

(1) Changes in Capital Stock

(million yen)

	Current fiscal year end	Previous fiscal year end
Capital Stock	451,296	451,296

[Note] In the amounts shown in the table, figures of less than one million yen are rounded down.

(2) Shares

(i) Number of shares

(thousand shares)

Total number of shares to be issued	Common shares:	5,000,000
	Type A preferred shares:	74,528
	Type B preferred shares:	600,000
Total number of shares issued	Common shares	2,717,075
	Type A preferred shares	74,528
	Type B preferred shares:	600,000

[Note] Concerning the number of shares, figures of less than 1,000 shares are rounded down.

(ii) Number of shareholders at the end of the current fiscal year

Common shares:	3 shareholders
The A preferred shares:	1 shareholder
The B preferred shares:	1 shareholder

[Note] Among common shareholders, one is the Bank, holding 212 treasury shares.

(iii) Major shareholders

a) Common shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Equity share (%)	No. of shares held	Equity share (%)
Partners	2,688,535	98.94	–	–
GGR Cayman	28,540	1.05	–	–

[Note] As to "Equity share", figures below the second decimal place are omitted.

b) Type A preferred shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Equity share (%)	No. of shares held	Equity share (%)
DIC	74,528	100.00	–	–

c) Type B preferred shares

(as of fiscal year end)
(thousand shares , %)

Name of shareholder	Investment in Shinsei Bank		Investment in major Shinsei Bank shareholders	
	No. of shares held	Equity share (%)	No. of shares held	Equity share (%)
RCC	600,000	100.00	–	–

(3) Employees

	End of FY 2001	End of FY 2000
Number of employees	2,215	2,024
Average age	36 years & 9 months	37 years & 1 months
Average years of service	12 years & 0 months	13 years & 7 months
Average monthly salary	476 thousand yen	526 thousand yen

[Note] 1. This table does not include temporary employees or employees hired overseas.
2. Fractions smaller than one unit have been omitted, except "Number of employees".
3. "Average monthly salary" is average salary before tax of March 2002, excluding bonuses.

(4) Business office

(i) Number of business office

	End of FY 2001 [Loan product office]	End of FY 2000 [Loan product office]
Hokkaido・Tohoku area	2 [-]	2 [-]
Kanto area	14 [-]	12 [-]
[Tokyo metropolis]	[11 [-]]	[9 [-]]
Chubu area	2 [-]	2 [-]
Kinki area	5 [-]	5 [-]
Chugoku・Shikoku・Kyushu area	3 [-]	3 [-]
Domestic total	26 [-]	24 [-]
Overseas	1 [-]	1 [-]
Grand total	27 [-]	25 [-]

[Note] Besides the above, the Bank has one overseas representative office (1 on March 31, 2001) and 63 agencies (167 on March 31, 2001) .

(ii) Newly established business office in fiscal year 2001

Roppongi Branch	5-2-2 Roppongi,Minato-ku,Tokyo
Meguro Branch	2-13-30, Kamiosaki,Shinagawa-ku,Tokyo
Hibiya Branch.	1-8-1, Yurakucho,Chiyoda-ku,Tokyo

[Note] Ootemachi Branch has moved to be Hibiya Branch.

(5) Major Subsidiaries

(as of March 31, 2002)

Name	Address	Major Business	Establishment Date	Capital	Shinsei Shares	Other
Shinsei Trust & Banking Co., Ltd.	Tokyo Metropolis Chiyoda Ward	Trust Business	November 27,1996	5,000 (million yen)	100%	—
Shinsei Securities Co., Ltd	Tokyo Metropolis Minato Ward	Securities Business	August 11,1997	5,500 (million yen)	100%	—
Shinsei Investment Manejiment Co., Ltd	Tokyo Metropolis Chiyoda Ward	Investment Advisor Business	December 17,2001	495 (million yen)	100%	—
Shinsei Finance N.V.	Neth. Antilles Curacao	Bank Business	March 19,1976	260 (million yen)	100%	—

[Note] 1. Fractions smaller than one million yen have been omitted, and Fractions smaller than three decimal places have been omitted.
2. Consoldated subsidiaries:23 companies
Affiliated Companies under equity method:1 company
(including the major subsidiaries above)
consolidated operaring income:235.9bil. (△63.3 bill. In comparison with last fiscal year)
consolidated net income:61.2bill. (△29.2bill. In comparison with last fiscal year)
3. The Shinsei Securities Co.,Ltd has started business on May 1,2001.
The Bank purchased all the stocks of Meguro Chobil Co.,Ltd. and changed its name to The Shinsei Security Co.Ltd. in December,2000.

Summary of Important Business Tie-ups

1. We have formed a business tie-ups with following banks for the mutual utilization of ATM to offer cash withdrawal services to our clients.

City banks

The Asahi Bank, Ltd., The Dai-Ichi Kangyo Bank, Ltd., The Daiwa Bank, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., The Fuji Bank, Ltd., The Mitsui-Sumitomo Bank, Ltd., The UFJ Bank, Ltd.

Trust and Banking companies

The Sumitomo Trust and Banking Co., Ltd., The Chuo-Mitsui Trust and Banking Co., Ltd., The Mitsubishi Trust and Banking Co., Ltd., The Yasuda Trust and Banking Co., Ltd., The UFJ Trust and Banking Co., Ltd.

Long-term credit banks

The Industrial Bank of Japan, Ltd., The Aozora Bank, Ltd.

Others

Shoko Chukin Bank, IY Bank Co., Ltd.

[Note]

1. The Dai-Ichi Kangyo Bank, Ltd., The Fuji Bank, Ltd. and The Industrial Bank of Japan, Ltd. have become Mizuho Bank Ltd. and Mizuho Corporate Bank Ltd. by the corporate split and merger process of the Mizuho Financial Group on April 1st 2002.
2. The Yasuda Trust and Banking Co., Ltd. has changed its name to Mizuho Asset Trust and Banking Co.Ltd. on April 1st 2002.

2. We have formed a business tie-ups with Postal Savings for mutual utilization of ATM to offer cash withdrawal services to our clients.

3.Directors & Statutory Auditors

(March 31 , 2002)

Title	Name	Main business of charge
*Chairman & CEO	Masamoto Yashiro	Office of Executives Internal Audit Division Retail Banking Group Risk Management Group Legal & Compliance Division Banking Infrastructure Group Corporate Strategy Division Credit Assessment Division E-Commerce Division Chief of Staff
*Senior Managing Director	Hidebumi Mori	Institutional Banking Group Relationship Group
*Managing Director	Teruaki Yamamoto	Head of Institutional Banking Group and GM of IB Business Division
Director	Timothy C. Collins	CEO, Ripplewood Holdings L.L.C.
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Chairman, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Representative Director and Chairman of the Board, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Attorney at Law in Japan
Director	Michael J. Boskin	Professor of Economics, Stanford University
Director	Emilio Botin	Chairman,Banco Santander Central Hispano S.A.
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	Director, Rockefeller and Company
Standing Statutory Auditors	Shunji Nishida	
Statutory Auditors	Akira Sudo	Certified public Accountant
Statutory Auditors	Makiko Yasuda	Attorney at Law in Japan

[Note] 1. "*" , Representative Director

2. Akira Sudo and Makiko Yasuda are legal external auditors.

Director and Statutory Auditors resigned during FY 2001

Title	Name	Date of retirement
Director	Hirotaro Higuchi	September 3 ,2001
Senior Managing Director	Daivid M. Fite	December 18 ,2001

Balance Sheet

~non-consolidated~ (as of March 31, 2002)

(Round down thousands of US.dollars)
$1= ·133.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
ASSETS			
Loans and Bills Discounted	5,012,174,473,279	5,012,174	37,628,937
Loans on Deeds	3,153,592,544,804	3,153,592	23,675,619
Loans on Notes	1,277,126,390,053	1,277,126	9,588,035
Overdraft	579,417,100,896	579,417	4,349,978
Bills Discounted	2,038,437,526	2,038	15,303
Foreign Exchanges	149,251,144,347	149,251	1,120,504
Foreign Bills Bought	559,518,181	559	4,200
Foreign Bills Receivable	3,128,125,226	3,128	23,484
Due from Foreign Banks	145,563,500,940	145,563	1,092,819
Securities	1,493,048,237,831	1,493,048	11,209,070
Government Bonds	938,413,814,950	938,413	7,045,148
Local Government Bonds	29,284,160	29	219
Corporate Bonds	49,683,704,289	49,683	373,000
Shares	20,079,855,904	20,079	150,749
Other Securities	484,841,578,528	484,841	3,639,951
Money Held in Trust	130,328,834,378	130,328	978,444
Trading Assets	591,014,303,887	591,014	4,437,044
Trading Securities	247,637,994,582	247,637	1,859,144
Trading-Related Financial Derivatives	343,376,309,305	343,376	2,577,900
Account Receivable Purchased	2,798,223,943	2,798	21,007
Call Loans	296,559,040,000	296,559	2,226,419
Cash and Due from Banks	376,301,087,012	376,301	2,825,083
Cash	28,114,888,182	28,114	211,072
Due from Banks	348,186,198,830	348,186	2,614,010
Other Assets	467,463,735,965	467,463	3,509,487
Prepaid Expenses	861,672,713	861	6,469
Accrued Income	42,419,131,373	42,419	318,461
Margin on Future Transactions	69,064,559	69	518
Suspense Payment on Future Transactions	30,251,000	30	227
Derivatives(Asset)	36,065,192,547	36,065	270,759
Deferred Loss of Hedge Transactions	13,326,602,556	13,326	100,049
Collateral related to securities borrowing	122,394,585,293	122,394	918,878
Other Assets	252,297,235,924	252,297	1,894,123
Premises and Equipment	17,375,057,614	17,375	130,443
Land, Buildings and Others	10,243,360,115	10,243	76,902
Suspense Payment for Construction in Progress	1,104,818,838	1,104	8,294
Security Deposit and Others	6,026,878,661	6,026	45,246
Deferred Discounts and Issuance Expenses on Debentures	345,845,576	345	2,596
Deferred Discounts on Debentures	176,565,458	176	1,325
Deferred Expenses for Issuance of Debentures	169,280,118	169	1,270
Deferred Tax Asset	17,644,749,808	17,644	132,468
Customers' Liabilities for Acceptances and Guarantees	183,783,119,325	183,783	1,379,753
Reserve for Possible Loan Losses	△371,461,041,113	△371,461	△2,788,746
[Total Assets]	8,366,626,811,852	8,366,626	62,812,513

(Round down thousands of US.dollars)
$1= ･133.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Debentures	2,735,251,420,000	2,735,251	20,534,920
Debentures	2,735,251,420,000	2,735,251	20,534,920
Deposits	1,988,139,367,925	1,988,139	14,925,971
Time Deposits	1,239,561,905,743	1,239,561	9,306,020
Deposits at Notice	71,565,424,130	71,565	537,277
Saving Deposits	497,797,908,521	497,797	3,737,221
Current Account	26,231,566,869	26,231	196,933
Other Deposits	152,982,562,662	152,982	1,148,517
NCDs	395,893,133,884	395,893	2,972,170
Borrowed Money	515,061,787,534	515,061	3,866,830
Borrowed Money	515,061,787,534	515,061	3,866,830
Trading Liabilities	347,667,386,237	347,667	2,610,115
Trading-Related Financial Derivatives	347,667,386,237	347,667	2,610,115
Bills Sold	169,100,000,000	169,100	1,269,519
Commercial Paper	1,000,000,000	1,000	7,507
Call Money	160,800,000,000	160,800	1,207,207
Foreign Exchange	66,009,721	66	495
Foreign Bills Payable	666,000	0	5
Due to Foreign Banks	65,343,721	65	490
Other Liabilities	1,221,949,014,590	1,221,949	9,173,791
Accrued Expenses	57,867,358,391	57,867	434,439
Income Taxes Payable	34,795,691	34	261
Unearned Revenue	6,403,989,874	6,403	48,078
Borrowed Securities	123,426,300,000	123,426	926,623
Differences on Futures Transactions	69,320,000	69	520
Derivatives(Liability)	51,204,889,327	51,204	384,421
Collateral related to securities lending	582,198,974,364	582,198	4,370,863
Payables on Trading Transactions	95,863,181,444	95,863	719,693
Other Liabilities	304,880,205,499	304,880	2,288,890
Reserve for Bonus Payable	7,802,438,000	7,802	58,576
Reserve for Employee Retirement Benefit	22,732,680,280	22,732	170,665
Reserve for Loss on Disposition of Premises and Equipment	53,000,000	53	397
Acceptances and Guarantees	183,783,119,325	183,783	1,379,753
Total Liabilities	7,749,299,357,496	7,749,299	58,177,923
Stockholders' Equity			
Capital Stock	451,296,960,600	451,296	3,388,115
Legal Reserve	20,622,502,206	20,622	154,823
Capital Reserve	18,558,337,556	18,558	139,326
Earned Sueplus Reserve	2,064,164,650	2,064	15,496
Earned Surplus(Deficit)	139,622,925,232	139,622	1,048,220
Undivided Profit(Deficit) at Term End	139,622,925,232	139,622	1,048,220
Net Income(Net Loss)	60,738,897,155	60,738	455,997
Net Unrealized Gains (Losses) on Securities Available-for-Sale, Net of Taxes	5,785,066,405	5,785	43,431
Treasury Stock	△87	△0	△0
Total Stockholders' Equity	617,327,454,356	617,327	4,634,590
[Total Liabilities and Stockholders' Equity]	8,366,626,811,852	8,366,626	62,812,513

(Notes)

1. All yen amounts have been rounded down to millions.

2. Stocks of subsidiaries and affiliates are stated at cost determined by the moving average cost method.

Securities available for sale whose current value can be estimated are stated at the market value at the balance sheet date and other non-marketable securities are stated at cost or amortized cost determined by the moving average method. The unrealized gains and losses on securities available for sale are included in shareholder's equity, net of income tax.

No bond held –to-maturity is held at the balance sheet date.

3. Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market-related indices or from price differences among markets are included in Trading Assets and Trading Liabilities on a trade date basis. Trading securities and monetary claims purchased for trading purposes are stated at market value and financial derivatives related to trading positions are stated at the amounts that would be settled if such positions were terminated at the balance sheet date.

In estimating the settlement prices for financial derivatives included in trading assets and trading liabilities assuming they were terminated at the balance sheet date, it is taken into account liquidation risks as well as credit risks.

4. Securities included in Money held in trust are stated at the same method as stated in Note.2,3.

5. Derivatives (except for trading account positions) are stated at the market value.

6. Depreciation of buildings is computed by the straight line method, and equipment is computed by the declining-balance method.

Useful lives are as follows:

Buildings: 17 – 50 years

Equipment: 4 – 15 years

Useful lives of computers were changed from 6 years to 4 or 5 years. As a result, Net Operating Income and Net Income Before Income Taxes decreased 132 million yen respectively.

7. Capitalized software for internal use is amortized using the straight-line method based on the estimated useful lives (5 years).

8. Deferred assets are amortized as follows;

(a) Discounts on discount debentures are amortized by the straight-line method over the terms of the debentures.

(b) Debenture issuance expenses are amortized by the straight-line method over the shorter of the

terms of the debentures or the maximum three-year period stipulated in the Commercial Code.

9. Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date, except that foreign currency-denominated shares of subsidiaries and affiliated companies are translated at the historical exchange rates.

Until the fiscal year ended March 2001, the Bank had adopted the "New Accounting Standard for Foreign Currency Transactions" based on the report, "Tentative Treatments for Auditing for Banks on an Occasion where the 'New Accounting Standard for Foreign Currency Transactions' has Continued to be Applied," issued by the Japanese Institute of Certified Public Accountants (JICPA) on April 10, 2000. Effective April 1, 2001, the Bank has adopted the revised accounting standard for foreign currency transactions (based on the report, "Opinions on the Revision of the Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999) except transactions for which the Industry Audit Committee Report 20, "Tentative Treatments in Accounting and Auditing for Banks on Accounting Standard for Foreign Currency Transactions" issued by JICPA is applied. In accordance with this change, "Securities" decreased by 79 million yen. However, there is no impact of profit or loss at this fiscal year.

In arbitrage swap transactions, the Bank includes net amounts equivalent to the principal of assets and principal of liabilities on the balance sheet converted into yen at the exchange rate at the balance sheet date. And the difference between spot amounts and forward amounts which reflects the difference in interest rates in different currencies is accrued for the period from the term of spot transaction to the term of forward transaction and posted on the statement of operations. The bank also posts accrued income or expenses on the statement of operations. This treatment was based on the Industry Audit Committee Report No. 20 issued by JICPA.

An arbitrage swap transaction aims to raise and invest funds in different currencies. This is a currency swap to place the equivalent to the principal concerning the fundraising or investment of the relevant funds as a spot buying exchange or spot selling exchange, and to place the equivalent to the principal including those in foreign currencies, where the future amount to be received or paid and maturity date are defined, as a forward buying exchange or forward selling exchange.

With respect to flat-type currency swap transactions aimed to raise and invest funds in different currencies, where the amount equivalent to principal paid or received at conclusion of the contract is equal to the amount equivalent to the principal received or paid on maturity, and provided further that the swap rates applicable to the principal portion and the interest portion are reasonable (including currency swap transactions where the amount equivalent to principal of one currency is revised to reflect the prevailing exchange rate in the market on each payment date of the amount equivalent to interest, and where the relation between spot and forward is flat for each interest period), pursuant to the provisions of Industry Audit Committee Report No. 20 issued by JICPA, the net translated yen amounts of claims equivalent to principal and the amount of liabilities equivalent to principal using the exchange rate as of the balance sheet date are accrued

on the balance sheet, and the amount equivalent to the interest to be exchanged are accrued on the Statement of Operations for the relevant period on accrual basis. Receivables or payables as of the balance sheet date are also accrued.

10The Reserve for Possible Loan Losses has been established based on the internal rules for establishing the reserve, in accordance with the guidelines released by JICPA related to self-assessment of asset quality for financial institutions.

To estimate the reserve amount, it has also been taken into account the precondition of exercise of the cancellation right. Under "Warranty of loan related assets" clause described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value.

All loans and commitments that has been extended to customers are classified into one of five categories for self-assessment purposes: "normal"," caution, including special supervision segment", "possible bankruptcy", "virtual bankruptcy" and "legal bankruptcy".

The reserve for loan losses for the "normal" and "caution" categories is calculated based on the specific actual past loss ratio and is recorded as a general reserve.

The reserve for the "possible bankruptcy" category is calculated based on the residuals, if any, considering the debtor's ability to pay, which residual is the debt amount after deducting the estimated recoverable value from disposition of collateral and enforcement of any guarantees. The reserve for the "possible bankruptcy" category is recorded as a specific reserve.

The reserve for the "virtual bankruptcy" and "legal bankruptcy" categories is the amount in excess of the estimated value of collateral or guarantees, if any, and is recorded as a specific reserve.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. Credit assessment Division, which is independent from business divisions and branches, conducts audits of these assessments.

11. Of the estimated amount of bonuses to be paid to employees, the portion attributable to this fiscal year is accrued as Reserve for Bonus Payable to prepare for payment of bonuses to employees.
As for accrued expense of employees' bonuses, it has been included in "Accrued Expenses". But from this fiscal year, it is listed as "Reserve for Bonuses Payable" based on JICPA's reports.
Owing to this change, "Accrued Expenses" decreases by 7,802 million yen and "Reserve for Bonuses Payable" increases by the same amount.

12. Reserve for Employee Retirement Benefit is the provision of the necessary amount in preparation for payment of retirement allowance as of the end of this fiscal year, based on the estimated amount of the obligation of retirement allowance and pension assets as of the end of this fiscal year. The "actuarial difference" is in the following manner:

Actuarial difference: Expensed on a pro rata basis during average remaining employee's service length starting from the fiscal year of occurrence.

Furthermore, the difference resulting from the change in accounting principles (16,753 million yen) is expensed on a pro rata basis over a period of 15 years.

13R eserve for Loss on Disposition of Premises and Equipment includes the estimated amount of loss reasonably calculated based on quotations, etc. with respect to expenses for layout changes of Head Office.

This reserve fulfills the necessary conditions under Article "287 no 2" of the Commercial Code.

14. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer the ownership of leased equipment to the lessee.

15T he interest rate risk arising from various financial assets and liabilities such as loans, deposits and other items is managed as a whole by "Macro Hedging Method" in which derivative transactions are used. This is the methodology of risk control in line with the risk adjustment approach provided in "Temporary Treatment for Accounting and Auditing of Application of Accounting for Financial Instrument in Banking Industry" (Industry Audit Committee Report of JICPA No.15), and the deferral hedge method is applied. The effectiveness of hedging is evaluated by reviewing whether the amount of risk arising from derivatives used for hedging has been within the limit of approved amount of risks provided by Risk Control Policy and the interest rate risk related to hedged objects has been decreased by this method.

Furthermore, to hedge exchange risks of foreign currency-denominated shares of subsidiaries, affiliated companies, and foreign currency-denominated securities available-for-sale (except debentures), deferral hedge method and fair value hedge method are adopted with the conditions that the foreign currency-denominated securities subject to hedging have been designated in advance, and that spot-forward liabilities exceeding the acquired value on foreign currency basis exist in the relevant foreign currency-denominated securities, based on the Industry Audit Committee Report No. 20, "Tentative Treatments in Accounting and Auditing for Banks on Accounting Standard for Foreign Currency Transactions", issued by JICPA.

The deferral hedge method is applied for certain assets and liabilities.

16C onsumption tax and local consumption tax are excluded from transact amounts.

17Tot al shares of subsidiaries 16,369 million yen

18Tot al monetary claims due from subsidiaries 73,359 million yen

19To tal monetary liabilities due to subsidiaries 183,393 million yen

20Accum ulated depreciation of Premises and Equipment totals 6,490 million yen.

21. Advanced depreciation amount of 3,668 million yen on sales of real estate are deducted from the acquisition cost of newly acquired premises.

22. The bank uses some computers by lease besides the "Premises and Equipment" on B/S.

23. Loans and bills discounted include "loans to borrowers in legal bankruptcy" and "past due loans" totaling 200,693 million yen and 476,377 million yen respectively at the balance sheet date.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectability of either principal or interest if they are past due for a certain period or for other reasons. "Loans to borrowers in legal bankruptcy" represent nonaccrual loans to debtors who are legally bankrupt (prescribed by Corporation Tax Law Enforcement Order), "Past due loans" are nonaccrual loans other than loans to customers in bankruptcy and loans which interest payments are deferred in order to assist the financial recovery of debtor in financial difficulties.

24." Past due loans (3 months or more)" amounted to 93,075 million yen at the balance sheet date. "Past due loans (3 months or more)" are loans for which the principal and/or interest is 3 months or more past due, but exclude "loans to borrowers in legal bankruptcy" and "past due loans".

25. "Restructured loans" amounted to 273,909 million yen at the balance sheet date.

"Restructured loans" are loans in respect to which the Bank is relaxing lending conditions, such as a reduction of the original interest rate, forbearance of interest and/or principal payments to support the borrowers' reorganization, but exclude "loans to borrowers in legal bankruptcy", "past due loans" or "past due loans (3months or more)".

26. The total amounts of "loans to borrowers in legal bankruptcy", "past due loans", "past due loans (3months or more)", and "restructured loans" is 1,044,056 million yen. The amount respectively represents the contractual principal balance prior to reduction for the reserve for loan losses.

27A s for "Loan-participation", the total outstanding amount which is deducted from loan account is 126,281 million yen. This treatment is base on the report of JICPA.

28. The amount of loans sold through securitization (CLO--- Collateralized Loan Obligation) totalled 172,945 million yen. In addition, the bank retained subordinated certificates in the amount of 65,253 million yen recorded as loans. Loan loss reserve is placed upon the entire loan balance related with CLO (238,198 million yen) including securitized portion sold.

29The total of face amounts of commercial bills, bills of exchange under documentary credits and

so on held as a result of discounting bills is 2,597 million yen.

30As sets pledged as collateral at the balance sheet date are as follows;

Loans and Bills Discounted	133,422	Million Yen
Securities	413,151	Million Yen
Others	3,300	Million Yen
Debts collateralized;		
Deposits	1,550	Million Yen
Borrowed Money	20	Million Yen
Bills Sold	169,100	Million Yen
Call Money	71,700	Million Yen
Acceptances and Guarantees	6,226	Million Yen

In addition, securities of 296,018 million yen are collateral for transactions, including exchange settlements, swap transactions, and the replacement of margin on future transactions.

31P rofit and loss or their evaluation difference with respect to hedging means is stated as Deferred Loss of Hedge Transactions after netting. The gross amount of Deferred Loss of Hedge Transactions before such setoff is 49,113 million yen and the gross amount of Deferred Gain of Hedge Transactions is 35,786 million yen.

32. Subordinated debt of 418,476 million yen is included in "Borrowed Money" at the balance sheet date.

33Ne t Profit per share 20.92 yen

34. Market values of marketable securities and their unrealized gain or loss are as follows. Negotiable C.D. purchased and commercial paper shown in the "Trading Securities" "Other Trading Assets", negotiable C.D. purchased shown in the "Due from Banks", and commercial paper shown in the "Account Receivable Purchased" are also included in securities above with "Government Bonds" "Municipal Bonds" "Corporate Bonds" "Equity" "Other Securities".

The same definition will be applied up to item 37.

Trading Securities

Amount in Balance Sheet	247,637 Million Yen
Recorded in the Statement of Operations in this fiscal year	12 Million Yen

There is no bond held- to-maturity.

There is no stocks of subsidiaries and affiliates which have market value.

Securities available for sale with market value is as follows;

(millions of yen)

	Cost	Amount in B/S	Net Unrealized Gain(Loss)	Gain	Loss
Equity	1,904	1,887	(18)	10	27
Bonds	957,479	959,016	1,537	1,724	187
Government Bonds	937,098	938,413	1,315	1,489	174
Municipal Bonds	25	25	0	0	0
Corporate Bonds	20,355	20,577	221	235	13
Others	447,414	455,243	7,824	13,907	6,082
Total	1,406,798	1,416,142	9,344	15,642	6,298

The net unrealized gain or loss (5,785 million yen after balancing Deferred Tax Liability) is included in "Net Unrealized Gains or Losses on Securities Available-for-Sale, Net of Taxes" in Stockholder's Equity.

With regard to securities available-for-sale having market prices, 10,697 million yen is written down.

When the market price fell from the historical cost by circa 50% or more, in the absence of evidence to the contrary, the book value is written down by regarding the decline as substantial with no prospect for recovery. Furthermore, if the rate of decline is less than 50% but 30% or more, judgment on the possibility of the market price recovery is conducted and the book value is written down if necessary.

35 No bond held-to-maturity is sold during this fiscal year.

36 Securities available for sale sold during this fiscal year are as follows.

Sales Amount	Profit from sales	Loss from sales
1,274,206Million Yen	9,403 Million Yen	6,330 Million Yen

37 Principal securities available for sale without market value are as follows.

Instruments	Amount in Balance Sheet
Stocks of subsidiaries and affiliates	
Equity in subsidiaries	16,369 Million Yen
Equity in affiliates	724 Million Yen
Securities available for sale	
Non-listed equity	2,083 Million Yen
Non-listed bonds	29,106 Million Yen
Non-listed foreign securities	27,413 Million Yen
Others	1,208 Million Yen

38R epayment schedule of securities available for sale with contractual maturity is as follows;

(millions of yen)

	Due in year or less	Due from 1 to 5 year	Due from 5 to 10 year	Due after 10 year
Bonds	540,670	90,616	356,690	39
Government bonds	529,610	65,962	342,730	—
Municipal Bonds	17	6	4	—
Corporate Bonds	11,041	24,646	13,955	39
Others	10,927	147,853	268,780	26,336
Total	551,598	238,469	625,470	26,376

39C lassification of money held in trust is as follows;

Money Held in Trust for trading purpose	
Amount in Balance Sheet	127,276 Million Yen
Estimated Loss included in the Statement of Operations in this fiscal year	6,496 Million Yen

There is no Money Held in Trust Held-to-maturity

Money Held in Trust available for sale	
Cost	3,051 Million Yen
Amount stated in Balance Sheet	3,051 Million Yen
Difference	— Million Yen

40S ecurities loaned based on a loan agreement or a deposit agreement (including security lending transactions and security lending transactions with cash collateral) are included in Government Bonds, Other Securities and Trading Securities for 606,796 million yen in total.

41. The overdraft agreement and commitment line agreement in connection with loan are agreements wherein disbursements of funds up to a certain limited amount upon request by the customer concerned is committed unless there is any breach of terms and conditions stipulated in the agreement. The balance of the amount yet to be drawn down with respect to such agreements is 1,396,083 million yen, out of which the remaining agreement term of less than 1 year is 1,163,567 million yen.

Since many of such agreements expire without any draw down, the balance of the amount itself yet to be drawn down does not necessarily affect the cash flow of the Bank in the future. Many of such agreements include conditions to the effect that the Bank has the right to reject the draw down of the loan requested or to reduce the amount of the credit line depending on changes in financial circumstances, protection of claims, or other reasonable grounds. Further, besides taking real estate, securities, etc. as collateral at the time of conclusion of agreements, after the conclusion of agreements the Bank periodically checks the financial performance, etc. of the

customers according to the pre-instituted internal rules, and whenever necessary reviews the agreements or takes measures for protection of claims.

42Even though the Treasury Stock had so far been included in "Securities," as a result of the amendment of the Attached Form to the Enforcement Regulation of the Long Term Banking Law by the "Ordinance by the Cabinet Office to amend a part of the Enforcement Regulation of the Long Term Banking Law" (Ordinance by the Cabinet Office No. 37 dated April 19, 2002), as from this fiscal year "Treasury Stock" appears as the last item in the Stockholder' Equity section as a contra equity account. As a result of adopting this method, compared to the traditional method, Total Assets is reduced by 0 million yen and Stockholders' Equity is reduced by 0 million yen.

43In accordance with the application of the Accounting Standard for Financial Instruments, the following accounting treatments have been applied effective April 1,2001.

Gensaki transactions, securities purchased under resale agreements and securities sold under repurchase agreements, which had been accounted as purchase and sales until the end of March 2001, have changed to be accounted for as financial transactions in the "Receivable under Resale Account" and the "Payable under Repurchase Account" effective April 1, 2001. However, there is no impact to Securities account because of no balance at the balance sheet date.

Statement of Operations

~non-consolidated~ (from April 1,2001 to March 31, 2002)

(Round down thousands of US.dollars)

$1= ·133.20

	Amount		
	Yen base	millions of yen	thousands of US.dollars
INCOME			
Interest Income	163,060,778,281	163,060	1,224,180
Interest on Loans and Discounts	117,632,944,719	117,632	883,130
Interest and Dividends on Securities	29,518,266,038	29,518	221,608
Interest on Bills Discounted	5,480,579	5	41
Interest on Call Loans	174,673,232	174	1,311
Interest on Receivables under Resale Agreement	190,330	0	1
Interest on Deposits with Banks	5,271,938,799	5,271	39,579
Interest on Swaps	9,744,788,745	9,744	73,159
Other Interest Income	712,495,839	712	5,349
Fees and Commissions	10,908,557,714	10,908	81,896
Domestic and Foreign Exchange Commissions	258,082,275	258	1,937
Other Fees and Commissions	10,650,475,439	10,650	79,958
Trading Revenue	561,932,738	561	4,218
Revenue from Trading Securities and Derivatives	541,982,738	541	4,068
Revenue from Trading-Related Financial Derivatives	19,950,000	19	149
Other Business Income	10,448,676,832	10,448	78,443
Foreign Exchange Income	2,260,818,001	2,260	16,973
Income on Investment Bonds Sold	3,985,778,057	3,985	29,923
Other Business Income	4,202,080,774	4,202	31,547
Other Operating Income	35,551,949,042	35,551	266,906
Gain on Sales of Stocks and Other Equity-Related Securities	5,417,615,537	5,417	40,672
Gain on Money Held in Trust	26,760,604,362	26,760	200,905
Other Operating Income	3,373,729,143	3,373	25,328
Total Operating Income	220,531,894,607	220,531	1,655,644
EXPENSES			
Interest Expenses	70,508,946,352	70,508	529,346
Interest on Debentures	37,227,339,914	37,227	279,484
Amortization of Discount on Debentures	1,148,281,051	1,148	8,620
Interest on Deposits	7,755,395,845	7,755	58,223
Interest on NCD	661,639,026	661	4,967
Interest on Borrowings	18,313,483,558	18,313	137,488
Interest on Bills Rediscounted	17,966,172	17	134
Interest on Commercial Paper	15,747,388	15	118
Interest on Call Money	38,539,535	38	289
Other Interest Expenses	5,330,553,863	5,330	40,019
Fees and Commissions	3,441,402,798	3,441	25,836
Domestic and Foreign Exchange Commissions	121,893,011	121	915
Other Fees and Commissions	3,319,509,787	3,319	24,921
Trading Expenses	300,743,898	300	2,257
Expenses on trading-related financial derivative transactions	174,108,898	174	1,307
Other Trading Expenses	126,635,000	126	950
Other Business Expenses	8,210,526,875	8,210	61,640
Amortization of Expenses on Debenture Issuance	334,777,217	334	2,513
Loss on Investment Bonds Sold	5,485,662,259	5,485	41,183
Devaluation of Investment Bonds	1,618,380,000	1,618	12,150
Expenses on Derivatives	771,707,399	771	5,793
General and Administrative Expenses	66,867,922,693	66,867	502,011
Other Operating Expenses	32,717,892,034	32,717	245,629
Provision for Possible Loan Losses	2,450,117,979	2,450	18,394
Write-offs of Bad Loans	159,225,305	159	1,195
Loss on Sales of Stocks and Other Equity-Related Securities	866,300,255	866	6,503
Loss on Devaluation of Stocks and Other Securities	10,033,420,025	10,033	75,325
Loss on Money Held in Trust	6,766,536,392	6,766	50,799
Other Operating Expenses	12,442,292,078	12,442	93,410
Total Operating Expenses	182,047,434,650	182,047	1,366,722
NET OPERATING INCOME(LOSS)	38,484,459,957	38,484	288,922
Extraordinary Income	10,591,657,912	10,591	79,516
Profit on Property Sold	10,587,481,246	10,587	79,485
Bad Debt Recovered	4,176,666	4	31
Extraordinary Expenses	9,403,434,425	9,403	70,596
Loss on Property Sold	9,350,434,425	9,350	70,198
Provision for Loss on Disposition of Premises and Equipment	53,000,000	53	397
Income(Loss) before Income Taxes	39,672,683,444	39,672	297,842
Income Taxes	137,786,289	137	1,034
Income Taxes payable adjustment	△21,204,000,000	△21,204	△159,189
NET INCOME(LOSS)	60,738,897,155	60,738	455,997
Profit(Loss) Brought Forward from Previous Term	83,001,015,977	83,001	623,130
Interim dividends paid	3,430,823,250	3,430	25,756
The amount of earned surplus reserve savings	686,164,650	686	5,151
Undivided Profit(Deficit) at Term End	139,622,925,232	139,622	1,048,220

(Notes)

1. All yen amounts have been rounded down to millions of yen.

2. Total income from transaction with subsidiaries: 2,676 Million Yen

   Total expenses from transaction with subsidiaries: 12,963 Million Yen

3Profit s and losses on trading transactions are shown as "Trading Revenue"or "Trading Expenses" on Statement of Operations.

The amounts of the above profits and losses presented are the sum of (1) the difference between the valuation profit or loss at the beginning and end of this fiscal year in the case of securities and monetary claims purchased, and the difference between the amount of unrealized gains or losses at the beginning and end of the fiscal year in the case of trading –related financial derivatives and (2) interest received or paid during this fiscal year.

Proposal for Appropriation of Profit for 2nd Fiscal Term

(yen)

Items	Amount	
Undivided Profit at Term End		139,622,925,232
Appropriation of Profit		4,149,994,000
Legal Reserve (Earned Surplus Reserve)		692,000,000
Dividend for Preferred Stock A	(6.5 yen per share)	484,432,000
Dividend for Preferred Stock B	(2.42 yen per share)	1,452,000,000
Dividend for Common Stock	(0.56 yen per share)	1,521,562,000
Surplus Profit Carried Forward to the Following Term		135,472,931,232

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 21, 2002

Mr. Masamoto Yashiro
Director and President
Shinsei Bank, Ltd.

Tohmatsu & Co.

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ TSUTOMU TAKASUKA

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU FURUSAWA

Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU MIYAZAKI

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules (with respect to accounting matters only) of Shinsei Bank, Ltd. (the "Bank") for the 2nd fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and supplementary schedules referred to above are based on the Bank's books of account.

In the business report referred to above, the accounting matters with respect to the year prior to the 76th fiscal year were audited by other auditors.

Our examination was made in accordance with auditing standards generally accepted in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

(TRANSLATION)

As a result of our examination, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Bank in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters for and after the 76th fiscal year) presents fairly the Bank's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriation of retained earnings is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any interest in the Bank for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

Audit Report

Following consultation among the Statutory Auditors, the Board of Statutory Auditors hereby submit this report concerning the business performances of Directors of the bank for the term started April 1, 2001 and ended March 31, 2002.

1. Summary of audits by the Statutory Auditors

Each of the Statutory Auditors has, according to the policies and respective duties decided by the Board of Statutory Auditors, has performed a series of audit procedures which include; a) attending important meetings such as the Meeting of the Board of Directors, b) being submitted reports on business performances from the Directors and other persons concerned, c) inspecting of important internal approval documents, etc., d) investigating the situation of operations and assets at the head office and principal business offices, and e) for the purpose of investigating the situation of operations and assets at subsidiaries, requesting those subsidiaries to submit reports and visiting them if considered necessary. We have also been submitted reports and opinions from the accountant auditors concerning the bank's financial statements and accompanying documents thereto.

We have, in addition to the audit procedures mentioned above, requested the Directors and persons concerned to submit reports, when considered necessary, to investigate in detail, transactions which would constitute any of the following: a) competing businesses performed by Directors, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

2. Result of our audits

(1) We acknowledge that the methods and results of the bank's accountant auditors Deroitte Tohmatsu are appropriate.

(2) We acknowledge that the Business Report correctly reflects the bank's conditions according to the laws and the articles of incorporation.

(3) Nothing came to our attention that should be detected concerning the Proposal on Appropriation of Profits in light of the bank's financial conditions and other related circumstances

(4) Nothing came to our attention that should be detected concerning the Supplementary Schedule, which correctly states all matters to be reported.

(5) No material facts came to our attention that would be fraudulent acts or violations of laws or the articles of incorporation concerning the business performances of Directors, including those related with subsidiaries.

Furthermore, nothing came to our attention that would constitute any of the following events: a) competing businesses performed by a Director, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

May 23, 2002

The Board of Statutory Auditors of SHINSEI BANK, LTD.

Statutory Auditor (Full-time)	Shunji Nishida
Statutory Auditor	Akira Sudo
Statutory Auditor	Makiko Yasuda

(Note) Statutory Auditors Akira Sudo and Makiko Yasuda are outside Statutory Auditors defined in the Law for Special Exemptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha.

Report No. 2 Partial Amendments of the Articles of Incorporation of the Bank

These revisions as described in the following occurred on October 1, 2001, when the "Law for Partial Amendment to the Commercial Law etc." (Law No. 79 of 2001), including abolition of the system of Par Value Shares and establishment of the system of predetermined minimum unit of shares (tan-gen kabu), came into force.

Underlined parts indicate the amendments.

Articles of Incorporation (Before Amendment)	After Amendment	Reasons for Amendment
CHAPTER II SHARES	CHAPTER II SHARES	
Article 6 (Par Value of Each Par Value Share, No Par Value Share and Number of Shares Constituting One Unit)		
Each ordinary shares to be issued by the Bank shall be a par value share, and the par value of each share shall be fifty (50) yen.	(Delete)	Deletion of the provision following deletion of Article 166-4 of old Commercial Code.
2. Each preference Share to be issued by the Bank shall be a no par value share.	(Delete)	Ditto
3.?????? One unit of shares shall be constituted by one 'thousand (1,000) shares in the capital of the Bank.		
	Article 6 (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Share Certificates of Shares Falling Short of One Predetermined Minimum Unit of Shares (tan-gen kabu))	
(Newly established)	One predetermined minimum unit of shares (tan-gen-kabu) of the Bank shall be one thousand (1,000) shares.	One " tan-i kabu " (statutory minimum unit of shares) shall be changed to " tan-gen kabu " (predetermined unit of shares) according to Clause 1 of Article 221 of Commercial Code and Clause 2 of Article 9 of the Law No. 79 enacted in 2001.
	2 The Bank shall not issue share certificates of Shares falling short of one predetermined minimum unit of shares. (tan-gen kabu)	Establishment of new provision based upon Clause 1 of Article 221 of Commercial Code and Clause 2 of Article 9 of the Law No. 79 enacted in 2001.

Article 7 (Transfer Agent)	Article 7 (Transfer Agent)	
3. The shareholder register (including the beneficial shareholder register, hereinafter the same) of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, repurchase of shares falling short of one <u>unit</u> of shares and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.	3. The shareholder register (including the beneficial shareholder register, hereinafter the same) of the Bank shall be kept at the business office of the . transfer agent, and registration of transfer of shares, repurchase of shares falling short of one <u>predetermined minimum unit of shares (tan-gen kabu)</u> and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank	One "tan-i kabu" (statutory minimum unit of shares) shall be changed to one "tan-gen kabu" (predetermined minimum unit of shares) according to Clause 1 of Article 221 of Commercial Code and Clause 2 of Article 9 of the Law No. 79 enacted in 2001.
Article 8 (Rules for Handling Shares)	Article 8 (Rules for Handling Shares)	
Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, repurchase of shares falling short of one <u>unit</u> of shares and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.	Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, repurchase of shares falling short of one <u>predetermined minimum unit of shares (tan-gen kabu)</u>, and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.	One "tan-i kabu" (statutory minimum unit of shares) shall be changed to one "tan-gen kabu" (predetermined minimum unit of shares) according to the provision Clause 1 of Article 221 of the Commercial Code and Clause 2 of Article 9 of the Law No. 79 enacted in 2001.

Reference Material for Exercising Voting Rights

1. Number of voting rights held by all shareholders:

   2,717,075 unit

2. Bills and relevant information:

Bill No. 1 Approval of Proposal for Appropriation of Profit for 2nd Fiscal Term

The contents of the resolution are stated at page 26 of the attached documents.
It is proposed to pay dividends for the 2nd term as follows;
Preferred Stock A : 6.50 yen per share
Preferred Stock B : 2.42 yen
Common Stock : 0.56 yen
We have already paid interim dividends as follows;
Preferred Stock A : 6.50 yen per share
Preferred Stock B : 2.42 yen
Common Stock : 0.55 yen
So the total dividends for the 2nd term are as follows
(the same amount as those for the 1st fiscal term);
Preferred Stock A : 13.00 yen per share
Preferred Stock B : 4.84 yen
Common Stock : 1.11 yen
No Plan is hereby proposed to pay bonuses for directors and statutory auditors.

Bill No. 2 Approval for Partial Amendments of the Articles of Incorporation of the Bank

It is proposed to revise the Articles of Incorporation following repeal of the "Law for Special Exceptions Concerning Cancellation of Shares" (Law No. 55 of 1997) and the coming into force of the "Law for Partial Amendment to the Commercial Law etc." (Law No. 79 of 2001) on October 1, 2001. The deletion of the provision in the following table is caused by the repeal of the "Law for Special Exceptions Concerning Cancellation of Shares," and the revisions of the provision are caused by change of unit of the voting rights.

Underlined parts indicate the amendments.

Articles of Incorporation (Current)	After Amendment	Reasons for Amendment
CHAPTER II SHARES Article 5-2. (Retirement of Shares) 1. If the Bank deems it specially necessary in view of economic situations, conditions of the business and property of the Bank and other circumstances, the Bank may, by resolution of the Board of Directors of the Bank, purchase its own shares to retire by profits.	CHAPTER II SHARES	

2. The resolution described in the preceding paragraph shall determine the class, number and aggregate acquisition value of shares to be purchased. 3. The total number of shares the Bank may purchase to retire in accordance with paragraph 1 of this Article shall not exceed two hundred forty million (240,000,000) shares.	(Delete)	Deletion of the provision following repeal of the "Law for Special Exceptions Concerning Cancellation of Shares"
CHAPTER Ⅳ DIRECTORS AND BOARD OF DIRECTORS	CHAPTER Ⅳ DIRECTORS AND BOARD OF DIRECTORS	
Article 14 (Number of Directors and Their Election) 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the outstanding shares of the Bank entitled to vote.	Article 14 (Number of Directors and Their Election) 2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	The amendment is necessary because the unit of vote is changed from share to voting right.
CHAPTER Ⅴ STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS	CHAPTER Ⅴ STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS	
Article 24 (Number of Statutory Auditors and Their Election) 2. Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the outstanding shares of the Bank entitled to vote.	Article 24 (Number of Statutory Auditors and Their Election) 2. Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.	The amendment is necessary because the unit of vote is changed from share to voting right.

Bill No. 3 Election of One Director

This is to propose to elect one new director. Profile of the candidate is provided as follows.

No	Name (Date of Birth)	Personal History		ownershipof the Bank's stock
1	Tadashi Ishikuro (April 26, 1955)	1978 Y 3 M	Graduated from the Faculty of Law, Tokyo University	None
		1978 Y 4 M	Joined The Long-Term Credit Bank of Japan, Ltd	
		1997 Y 4 M	Joint General Manager, Retail and Private Banking Division, LTCB	
		1998 Y 7 M	Chief Manager, Planning Department, Corporate Planning Division, LTCB	
		1999 Y 2 M	Joint General Manager, Corporate Planning Division, LTCB	
		2000 Y 3 M	Corporate Executive Officer and General Manager, Corporate Strategy Division, LTCB	
		2002 Y 1 M	Corporate Executive Officer and Head of Corporate Banking Business Sub-Group, Shinsei Bank, Ltd (the former Long-Term Credit Bank of Japan, Ltd.)	

Bill No.4 Election of Three Statutory Auditors

This is to propose to elect following three statutory auditors. Since terms of office of all three current statutory auditors, namely Mr.Shunji Nishida, Mr.Akira Sudo and Ms.Makiko Yasuda shall be completed at the end of this Shareholders' Meeting, this proposal is presented. It has been approved by the Board of Statutory Auditors to submit this proposal to the Shareholders' Meeting. Among the three candidates listed below, Mr.Akira Sudo and Ms.Makiko Yasuda shall be qualified as"outside statutory auditors" under Article 18-1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations of Japan".

No	Name (Date of Bith)	Pesonal History		ownership of the Bank's stock
1	Koji Saito (February 7, 1954)	1976 Y 3 M	Graduated from the Faculty of Economics, Keio University	None
		1976 Y 4 M	Joined The Long-Term Credit Bank of Japan, Ltd	
		1999 Y 2 M	General Manager, Structured Finance Division, LTCB	
		2000 Y 7 M	General Manager, Specialty Finance Division, and General Manager, Merchant Banking Division, Shinsei Bank, Ltd (the former Long-Term Credit Bank of Japan, Ltd)	
		2000 Y 9 M	Corporate Executive Officer General Manager, Specialty Finance Division, and General Manager, Merchant Banking Division, Shinsei Bank, Ltd	
		2000 Y 12 M	Corporate Executive Officer General Manager, Specialty Finance Division, Shinsei Bank, Ltd	
		2001 Y 5 M	Corporate Executive Officer General Manager, Corporate Banking Business Division IX, Shinsei Bank, Ltd	
		2002 Y 3 M	Corporate Executive Officer General Manager, Corporate Banking Business Division XIII, Shinsei Bank, Ltd	
2	Akira Sudo (August 15, 1929)	1954 Y 3 M	Graduated from Takasaki City Junior College	None
		1954 Y 4 M	Joined The Japan Industrial Management & Accounting Institution	
		1956 Y 7 M	Joined Kouichi Nishikata C.P.A office	
		1969 Y 8 M	Joined the establishment of Nishikata Audit Corp. Partner,Nishikata Audit Corporation	
		1974 Y 10 M	Representative Partner,Nishikata Audit Corporation	
		1988 Y 10 M	Senior Partner,Tohmatsu Aoki & Sanwa(Tohmatsu & Co.) (Upon merger of Tohmatsu Aoki &Sanwa and Nishikata Audit Corpotation)	
		1994 Y 8 M	Establish Sudo C.P.A Office	
		1996 Y 6 M	Auditor,The Nisshin Oil Mills,Ltd	
		1998 Y 11 M	Auditor, Shinsei Bank,Ltd (the former Long-Term Credit Bank of Japan, Ltd)	
		1999 Y 6 M	Resigned from Auditor, The Nisshin Oil Mills, Ltd	
3	Makiko Yasuda (March 10, 1944)	1967 Y 3 M	Graduated from the Faculty of Law ,Chuo University	None
		1973 Y 4 M	Attorney at Law in Japan Joined Daiichi-Tokyo Bar Association , Patent attorney Joined Kyowa Patent Law Office	
		1980 Y 5 M	Established Yasuda Patent Law Office	
		1997 Y 4 M	Vice President ,Daiichi-Tokyo Bar Association	
		1997 Y 4 M	Standing Director, Kanto Federation of Bar Association	
		1998 Y 12 M	Member of LTCB's Internal Investigation Committee	
		2000 Y 3 M	Auditor, Shinsei Bank, Ltd (the former Long-Term Credit Bank of Japan, Ltd)	

Bill No.5 Presentation of Retirement Allowance to the Retiring Statutory Auditor

This is to propose to present a retirement allowance to Mr.Shunji Nishida, retiring statutory auditor. This is to express appreciation for his work and the amount shall fall within the range to be calculated under the standard at the Bank. Authority to decide all the details including amount, timing of payment and its method shall be entrusted to a discussion and agreement among statutory auditors.

No	Name	Personal History	
1	Shiji Nshida	1973Y 3M	Graduated from the Faculty of Economics, Kyoto University
		1973Y 4M	Joined The Long-Term Credit Bank of Japan,Ltd
		1998Y 11M	Director and General Manager, Corporate Banking Division The Long-Term Credit Bank of Japan,Ltd
		2000Y 3M	Auditor,Shinsei Bank,Ltd. (the former Long-Term Credit Bank of Japan,Ltd)

01 FEB 19 PM 7:21

EXHIBIT A-7

FEB 19 7:21

(Translation)

ARTICLES OF INCORPORATION

Established on October 7, 1952

(As amended on November 21, 2003)

SHINSEI BANK, LIMITED

ARTICLES OF INCORPORATION
OF
SHINSEI BANK, LIMITED

CHAPTER I
GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Bank shall be "Kabushiki Kaisha Shinsei Ginko", and in the English language "Shinsei Bank, Limited".

Article 2. (Purposes)

The purpose for which the Bank is formed shall be to engage in the following businesses:

(1) Business of long-term credit bank;

(2) Business in which the Bank is permitted to engage under the Secured Bond Trust Law, the Law on Registration of Bonds and other laws; and

(3) Any other businesses related or incidental to any of the foregonig.

Article 3. (Location of Head Office)

The head office of the Bank shall be located in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".

CHAPTER II
SHARES

Article 5.(Aggregate Number of Shares Authorized to Be Issued)

The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,5 00,000,000) shares shall be ordinary shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preference shares and six hundred million (600,000,000) shares shall be Class-B preference shares (Class-A preference shares and Class-B preference shares being hereinafter collectively referred to as the "Preference Shares"); provided, however, that, if any ordinary shares are retired or any Preference Shares are retired or converted into ordinary shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

Article 5-2. (Acquisition of Treasury Shares)

The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.

Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu))

1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares.

2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit").

3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.

Article 7. (Transfer Agent)

1. The Bank shall appoint a transfer agent in connection with its shares.

2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank and shall be notified by public notice.

3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.

Article 8. (Rules for Handling Shares)

Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors.

Articles 9. (Record Date)

1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date.

2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a

specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.

CHAPTER II-2

PREFERENCE SHARES

Article 9-2. (Preferred Dividends)

1. In the event that dividends are to be paid by the Bank as provided for in Article 34, the Bank shall pay the preferred dividend in respect of a Preference Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preference Shares which shall not exceed one hundred (100) yen in respect of one Class-A preference share or ten (10) yen in respect of one Class-B preference share, as the case may be, to each of the shareholders who hold the Preference Shares (hereinafter referred to as the "Preference Shareholders") or each of the registered pledgees in respect of the Preference Shares (hereinafter referred to as the "Registered Preference Pledgees") in priority to the shareholders who hold the ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or registered pledgees in respect of the ordinary shares (hereinafter referred to as the "Registered Ordinary Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. If the amount of dividend paid to a Preference Shareholder or a Registered Preference Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preference shares or Class-B preference shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years.

3. Any amount in excess of the Preferred Dividends in respect of Class-A preference shares or Class-B preference shares, as the case may be, shall not be paid to any Preference Shareholder or Registered Preference Pledgee as dividend in any fiscal year.

Article 9-3. (Preferred Interim Dividends)

In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 35, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preference Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preference Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

Article 9-4. (Distribution of Residual Assets)

1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preference shares and four hundred (400) yen in respect of Class-B preference shares shall be payable to each Preference Shareholder or Registered Preference Pledgee in priority to the Ordinary Shareholders or Registered Ordinary Pledgees. As far as distribution of residual assets is concerned, Class-A preference shares and Class-B preference shares shall rank pari passu.

2. No other distribution of surplus assets shall be made to any Preference Shareholder and Registered Preference Pledgee.

Article 9-5. (Cancellation of Preference Shares)

The Bank may at any time purchase Preference Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.

Article 9-6. (Voting Rights)

No Preference Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preference Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preference Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the

close of the annual meeting if the agenda item has been rejected at that annual meeting , to the time when a resolution to the effect that the Preference Shareholder shall receive a preferred dividend has been adopted.

Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.)

1. No consolidation or split in respect of the Preference Shares shall be made by the Bank unless otherwise provided for in laws or ordinances.

2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase rights in respect of bonds with warrants shall be granted to the Preference Shareholders.

Article 9-8. (Conversion to Ordinary Shares)

Any Preference Shareholder may request conversion of Preference Shares held by him or her to ordinary shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preference Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.

Article 9-9. (Mandatory Conversion to Ordinary Shares)

1. Each Preference Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the expiry date of the Conversion Period for Class-A preference shares or Class-B preference shares, as the case may be, to such number of ordinary shares as shall be obtained by dividing the subscription price in respect of the relevant Preference Share by a certain amount stipulated in the following paragraph for Class-A preference shares and Class-B preference shares respectively.

2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preference shares, the average of the daily closing prices (including

closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preference shares, if ordinary shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the ordinary shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if ordinary shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlment of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where ordinary shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the ordinary shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory

Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded.

3. The number of ordinary shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) ordinary shares per Class-A preference share, and shall not exceed two-thirds (2/3) of one ordinary share per Class-B preference share and shall not fall below one-half (1/2) ordinary share per Class-B preference share. Provided, however, that in case of consolidation or split in respect of ordinary shares after the issue of the relevant Preference Shares, the number of ordinary shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preference share or two-thirds (2/3) of one share with respect to Class-B preference share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split, and shall not fall with respect to Class-B preference share below the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an ordinary share as a result of such consolidation or split.

4. In the calculation of the number of ordinary shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis*.

CHAPTER III

MEETINGS OF SHAREHOLDERS

Article 10. (Holding of Meetings of Shareholders)

1. An annual meeting of shareholders of the Bank shall be held in June of each year.

2. A special meeting of shareholders of the Bank shall be held whenever necessary.

3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the President of the Bank in accordance with a resolution of the Board of Directors.

4. In case the President is unable to act, a Deputy President of the Bank, acting in accordance with a resolution of the Board of Directors, shall call the meeting, and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall call the meeting.

Article 11. (Chairman of Meetings of Shareholders)

1. Meetings of shareholders of the Bank shall be presided over by the President.

2. In case the President is unable to act, a Deputy President, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting; and in case neither the President nor any Deputy President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.

Article 12. (Method of Resolutions)

Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance.

2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such

shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.

Article 13. (Voting by Proxies)

A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.

Article 13-2. (Meetings of Holders of Particular Classes of Shares)

The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors and Their Election)

1. The number of Directors of the Bank shall be not more than thirty-two (32).

2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

3. Cumulative voting shall not be permitted for the election of Directors.

Article 15. (Term of Office of Directors)

The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within two (2) years after their assuming office.

Article 16. (Election of Representative Directors)

1. The Board of Directors shall by its resolution elect one (1) or more Representative Directors.

2. Each Representative Director shall severally represent the Bank.

Article 17. (Election of Directors with Executive Positions)

The Board of Directors may by its resolution elect from among its members one (1) Chairman of the Board, one (1) President, one (1) or more Deputy Presidents, one (1) or more Senior Managing Directors, and one (1) or more Managing Directors.

Article 18. (Activities of Directors with Executive Positions)

1. The Chairman of the Board shall preside over the Board of Directors.

2. In case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the Board of Directors.

3. The President shall implement the resolutions of the Board of Directors, and has full power to manage the businesses of the Bank.

4. The Deputy Presidents, Senior Managing Directors, and Managing Directors shall assist the President in the management of the regular businesses of the Bank.

5. In case the President is unable to act, a Deputy President shall act in his or her place in accordance with a resolution of the Board of Directors, and if neither the President nor any Deputy President is able to do so, a Senior Managing Director or a Managing Director shall act in the place of the President in accordance with a resolution of the Board of Directors.

Article 19. (Senior Advisor, Advisors)

The Bank may appoint Senior Advisors and Advisors by resolution of the Board of Directors.

Article 19-2. (Limitation of Liabilities of Directors)

1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations.

2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 20. (Constitution and Power of the Board of Directors)

1. The directors of the Bank shall constitute the Board of Directors.

2. The Board of Directors shall have power to decide all matters concerning the management and administration of the business and affairs of the Bank and supervise the execution of the duties and responsibilities of the directors.

Article 21. (Calling of Meetings of the Board of Directors)

1. A meeting of the Board of Directors shall be called by the Chairman of the Board or, in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, by the President.

2. In case neither the Chairman of the Board nor the President is able to act,one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.

3. Notice of a meeting of the Board of Directors shall be dispatched to each director and each Statutory Auditor at least five (5) days prior to the meeting.

Article 22. (Chairman of Meetings of the Board of Directors)

1. The Chairman of the Board shall preside over meetings of the Board of Directors, and in case the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall preside over the meetings.

2. In case neither the Chairman nor the President is able to act, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.

Article 23. (Resolutions at Meetings of the Board of Directors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors.

CHAPTER V

STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 24. (Number of Statutory Auditors and Their Election)

1. The number of Statutory Auditors of the Bank shall be not more than five (5).

2. The Bank may elect substitute Statutory Auditors in case the number of Statutory Auditors of the Bank falls short of the number stipulated by laws and regulations.

3. Statutory Auditors and substitute Statutory Auditors shall be elected at a meeting of shareholders of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

4. The results of the election of substitute Statutory Auditors shall be in force until the first annual shareholders' meeting is held after their election.

Article 25. (Term of Office of Statutory Auditors)

1. The term of office of the Statutory Auditors shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within four (4) years after their assuming office.

2. When a substitute Statutory Auditor assumes the position of Statutory Auditor, the term of office of such new Statutory Auditor shall be equal to the remaining term of office of his/her predecessor.

Article 25-2.(Limitation of Liabilities of Statutory Auditors)

The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.

Article 26. (Election of Full-Time Statutory Auditors and Standing Statutory Auditors)

1. The Statutory Auditors shall elect from among themselves not more than three (3) full-time Statutory Auditors.

2. The Statutory Auditors may elect from among the full-time Statutory Auditors one (1) or more Standing Statutory Auditors.

Article 27. (Constitution and Power of the Board of Statutory Auditors)

1. The Statutory Auditors shall constitute the Board of Statutory Auditors of the Bank.

2. The Board of Statutory Auditors shall have power to decide the matters concerning the execution of duties and responsibilities of Statutory Auditors.

Article 28. (Calling of Meetings of the Board of Statutory Auditors)

1. A meeting of the Board of Statutory Auditors may be called by any one of the Statutory Auditors.

2. Notice of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least five(5) days prior to the meeting.

Article 29. (Resolutions at Meetings of the Board of Statutory Auditors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Statutory Auditors shall be adopted by an affirmative vote of a majority of the Statutory Auditors.

CHAPTER VI

LONG-TERM CREDIT DEBENTURES

Article 30. (Name of Debentures)

The Debentures to be issued by the Bank shall be called Long-Term Credit Debentures.

Article 31. (Limit of Issuing Debentures)

1. The Bank, in accordance with the provisions of the Long-Term Credit Bank Law, may issue Debentures up to an amount equal to 30 times the total amout of the paid-in capital and reserves of the Bank.

2. The Bank may temporarily issue Debentures beyond the limit provided for in the preceding paragraph for the purpose of refunding Debentures previously issued.

CHAPTER VII

ACCOUNTING

Article 32. (Fiscal Year)

The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.

Article 33. (Appropriation of Earned Surplus)

Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank.

Article 34. (Payment of Dividends)

Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year.

Article 35. (Payment of Interim Dividends)

The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.

Article 36. (Conversion of Preference Shares and Dividends)

The first (1st) payment of dividends or Interim Dividends on the ordinary shares issued upon conversion of Preference Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the

conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.

Article 37. (Period for Discharge of Dividends)

In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.

01 FEB 13 AM 7:21

EXHIBIT A-8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, February 9, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective February 9, 2004.

1. Organizational Changes

To reinforce retail banking business base, Shinsei Bank has established the “Hankyu-Umeda Annex” of the Umeda Shinsei Financial Center.

2. Effective Date

February 9, 2004

04 FEB 19 AM 7:21

EXHIBIT A-9

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Start of ATM Services at Sagami Railway Yokohama Station

Tokyo (Monday, February 2, 2004) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has signed an agreement with Sagami Railway Co., Ltd. ("Sagami Railway", headquartered in Yokohama, President Rikuro Oikawa) to install Shinsei's ATMs in Sagami Railway Yokohama Station. Effective at 6:00 am, February 3, 2004, Shinsei Bank's ATM services will be available at Sagami Railway Yokohama Station.

Shinsei Bank will install two ATMs at a walkway from the ticket gate of Sagami Railway Yokohama Station to Sotetsu Joinus, a department store. The following ATM services will be available from 6:00 to 24:00, 365 days a year (see the Appendix for details.):

① Holders of Shinsei Bank cash cards for *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge from 6:00 to 24:00, 365 days a year.

② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize ATM services for cash withdrawals and balance inquiries free of charge.

③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge. (Fees will be charged on cash deposits and withdrawals.)

By installing ATMs in a station with a high traffic, Shinsei Bank expects to further increase convenience of its comprehensive *PowerFlex* account services.

ATM Service Operating Hours and Fees (as of February 3, 2004)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	6:00 – 24:00	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. This limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Savings ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 –19:00 Sat./ Sun. 9:00 – 17:00	Free of charge	200,000 yen per withdrawal 2 million yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1, 2 and 3.

Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin

(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institutions on the same day.

Cash cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals/ deposits, balance inquiries	Weekdays and Sat.: 6:00 –23:55 Sun. and holidays: 6:00 –20:10 ※ Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal. Not to exceed the balance of the Postal Savings account

NOTE: No operations on January 1, 2 and 3.

(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

04 FEB 19 AM 7:21

EXHIBIT A-10

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

04 FEB 19 PM 7:21

Shinsei Bank to Adopt "Company with Committees" Board Model

Tokyo (Friday, January 16, 2004) --- Shinsei Bank, Limited (hereafter "Shinsei Bank") today announced its decision to amend its Articles of Incorporation to adopt a "Company with Committees" board model (*iinkai-tou setchi-gaisha*). This became possible as a result of amendments to the Japanese Commercial Code in April 2003. Shinsei Bank will initiate the necessary procedures to bring this change into effect after its annual General Shareholders Meeting scheduled for June 2004. The conversion to a Company with Committees board model will facilitate more timely business execution and decision-making, and improve transparency.

Since its launch as a new bank in March 2000, Shinsei Bank has worked to create an effective corporate governance system through the appointment of highly experienced outside directors from both Japan and other countries. Shinsei Bank has also voluntarily established a Nomination and Compensation Committee that reports to the Board of Directors, and an Audit Committee that reports both to the Board of Directors and the Board of Statutory Auditors.

With the change in board model, the function of Executive Officers to execute business and the function of the Board of Directors to monitor and supervise business execution will be more clearly separated. In addition, part of the Board of Directors' business execution authority will be transferred to the Executive Officers in accordance with Japanese law. These measures will increase Shinsei Bank's flexibility in business execution and quick decision-making capabilities, while allowing the Board of Directors to focus on long-term management strategy and the supervision of business execution.

Furthermore, an Audit Committee, Nomination Committee and Compensation Committee, the members of which will primarily be outside directors, will be established within the Board of Directors. These committees will report directly to the Board, and will be the core of an effective management monitoring system that will further improve transparency.

Going forward, Shinsei Bank will continue to strengthen its corporate governance framework in order to achieve more efficient and transparent management.

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81)-3-5511-5013/ Fax: (+81)-3-5511-5505

EXHIBIT A-11

For Immediate Press Release

Shinsei Bank announces Quarterly Information for the 3rd Quarter of Fiscal 2003

Tokyo(Friday, January 16, 2004)--Shinsei Bank, Limited ("Shinsei Bank") today announced its quarterly information of the third quarter of fiscal year 2003 (Octorber 1 to December 31, 2003). The attached information was disclosed voluntarily by Shinsei Bank based on the "Front-Loaded Reform Program" of the Ministerial Meeting on Economic Measures and the "Program for Structural Reform of Securities Markets" of the Financial Service Agency.
The information in this press release is unaudited.

Information as of the end of December 2003

1. Disclosure of Problem Claims ---to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen)

	as of Dec 03 <Result* (a)>	as of Sep 03 <Result (b)>	changes <(a)-(b)>
Bankrupt and Quasi-Bankrupt	12.5	14.6	(2.1)
Doubtful	78.4	94.5	(16.1)
Substandard	41.4	45.2	(3.7)
Total	132.3	154.2	(22.0)

*Result: based on self-assessment as of the end of December 2003.

2. Capital Adequacy Ratio

<Consolidated>

	as of Mar 04 <Estimated*>
Capital Ratio	about 20%
Tier 1 Ratio	about 15%

* The actual ratios as of March 2004 are subject to change.

(Reference)

as of Sep 03 <Result>
20.58%
15.44%

3.Deposit & Debenture <Non-consolidated>

(in billions of Yen)

	as of Dec 03	as of Sep 03	changes
Deposits & Debentures (including NCD)	4,047.3	4,204.6	(157.2)
Deposits from individuals	1,575.5	1,573.3	+2.2
Term Deposits*	906.8	1,060.0	(153.1)

* Foreign currency deposits are excluded from the Term Deposits.

4. Summary of Unrealized Gains or Losses on Securities & Derivatives

4.1. Securities Available-for-Sale <Non-consolidated>

(in billions of yen) <Reference> (in billions of yen)

	as of December 31, 2003 *				as of September 30, 2003			
	Market Value	Net Appraisal	Gains	Losses	Market Value	Net Appraisal	Gains	Losses
Japanese Stocks	2.9	0.7	0.8	0.0	1.6	0.1	0.2	0.0
Japanese Bonds	1,161.6	(1.2)	1.0	2.2	1,076.4	(4.5)	0.6	5.2
Others	191.2	16.2	17.8	1.5	191.9	15.4	18.7	3.2
Total	1,355.8	15.7	19.6	3.9	1,269.9	11.1	19.6	8.4

*1: Net Appraisals (Gains/Losses) as of the end of December-2003 are calculated by book value after amortization and before devaluation.

*2: Shinsei Bank has no Securities Being Held to Maturity.

4.2. Derivatives <Consolidated>

(a) Interest Rate-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 31, 2003			as of September 30, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Interest Rate Futures (Listed)	437.5	0.1	0.1	126.5	0.0	0.0
Interest Rate Options (Listed)	621.4	(0.1)	0.0	89.9	(0.0)	(0.0)
Interest Rate Swaps (OTC)	5,949.2	11.9	11.9	6,228.6	12.8	12.8
Interest Rate Options (OTC)	1,418.0	2.9	2.9	1,369.3	5.7	5.6
Total		14.8	15.0		18.5	18.5

*1:Derivatives mentioned above were marked to market.

*2:Derivatives for which hedge accounting was adopted were excluded from the above table.

(b) Currency-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 31, 2003			as of September 30, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Currency Swaps(OTC)	192.0	(0.0)	(0.0)	220.8	(1.5)	(1.5)
Forward Foreign Exchange(OTC)	240.3	(1.7)	(1.7)	202.8	2.1	2.1
Currency Options(OTC)	121.5	(0.4)	0.1	151.5	0.7	1.1
Others(OTC)	–	–	–	–	–	–
Total		(2.2)	(1.6)		1.3	1.7

*1:Derivatives mentioned above were marked to market.
Swaps for which hedge accounting was adopted were excluded from the above table.

*2:Forward foreign exchange contracts and currency options,which had been marked to market, are included in the table above.
Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the above table.

4.2. Derivatives <Consolidated> --continued--

(c) Equity --Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 31, 2003			<Reference> as of September 30, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Equity Price Index Futures (Listed)	0.2	(0.0)	(0.0)	1.7	0.0	0.0
Equity Price Index Options (Listed)	–	–	–	0.6	0.0	(0.0)
Equity Options (Listed)	–	–	–	0.2	(0.0)	0.0
Equity Options (OTC)	5.3	0.1	0.1	9.4	0.0	(0.0)
Equity Swaps (OTC)	–	–	–	–	–	–
Other (OTC)	–	–	–	0.4	0.0	(0.0)
Total		0.0	0.1		0.0	(0.0)

* Derivatives mentioned above were marked to market.

(d) Bond --Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 31, 2003			<Reference> as of September 30, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Bond Futures (Listed)	3.2	0.0	0.0	11.7	(0.0)	(0.0)
Bond Future Options (Listed)	120.8	(0.1)	0.1	1.2	(0.0)	0.0
Total		(0.1)	0.1		(0.0)	(0.0)

* Derivatives mentioned above were marked to market.

(e) Commodity --Related Transactions ... No outstanding positions

(f) Credit-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 31, 2003			<Reference> as of September 30, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Credit Default Options (OTC)	207.1	0.2	0.2	218.9	0.1	0.1

* Derivatives mentioned above were marked to market.

4.3. Derivatives for which hedge accounting was adopted <Consolidated>

[Contract amount of interest rate swaps (to whihch deferred hedge accounting is applied), classified by maturity.]

(in billions of yen) <Reference> (in billions of yen)

	as of December 31, 2003				<Reference> as of September 30, 2003			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Interest Rate Swaps / Total contract amount	148.1	116.8	82.4	347.4	133.9	106.5	90.8	331.4
Receivable fixed rate / Payable floating rate	147.0	84.7	5.9	237.7	126.3	74.5	5.9	206.9
Receivable floating rate / Payable fixed rate	1.1	31.5	76.4	109.1	4.4	31.5	84.8	120.8
Receivable floating rate/Payable floating rate	–	0.5	–	0.5	2.0	0.5	–	2.5
Receivable fixed rate / Payable fixed rate	–	–	–	–	1.1	–	–	1.1
Currency Swaps / Total contract amount	121.0	142.8	54.7	318.6	222.8	149.7	61.1	433.7

For further information, please contact:
Yoshihide Nakagawa, Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
TEL: (+81)-3-5511-5013
FAX: (+81)-3-5511-5505

7:21

EXHIBIT A-12

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

04 FEB 19 AM 7:21

Shinsei Bank to Reinforce Housing Loan Business

- Four Housing Loan Centers to be established in Marunouchi, Tokyo, and elsewhere -

Tokyo (Monday, December 29, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced the establishment of a new Housing Loan Center in Marunouchi, Tokyo, which will commence operations on January 5, 2004. Shinsei Bank will also set up Housing Loan Centers in its existing Shinjuku, Yokohama and Osaka Financial Centers, and assign additional dedicated sales staff to help customers with their housing needs.

"Housing Loan Center Tokyo" will be established as the "Marunouchi Annex" of the Shinsei Financial Center in our head office, and located on the first floor of the Yusen Building, in front of the Marunouchi Building (on the Imperial Place side) in Marunouchi, Tokyo. Housing Loan Center Tokyo will focus exclusively on housing loans, providing consultation services by expert staff. It will have enclosed booths for privacy, as well as multiple quiet conference rooms for contract signing.

In addition to creating these four Housing Loan Centers, Shinsei Bank plans to add dedicated staff for housing loans at each Financial Center, depending on customer needs. State-of-the-art video conferencing systems will be installed at all Financial Centers in order to provide remote consultation services by the Housing Loan Center Tokyo's specialized staff.

Since launching its "PowerSmart Housing Loan" in February 2002, Shinsei Bank has been highly praised by customers because of the lending program's unique and effective features such as free of charge expediting of repayment. Shinsei Bank plans to further expand housing loan services through its new Housing Loan Centers.

Attachment: Outline of Housing Loan Centers

Outline of Shinsei Bank Housing Loan Centers

General:

Commencement of Operations: January 5, 2003
Business Hours: 9:00am – 7:00pm on weekdays
Services Provided: Consultation, Housing Loan Contracts

Housing Loan Center Tokyo

Address: 2-3-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005
(1st floor of Yusen Building, Next to Marunouchi Building)

●Housing Loan Center Tokyo



To Yurakucho
Tokyo Sta.
Marunouchi Entrance
Subway Marunouchi Line
Chuo
Postal Office
Tokyo Sta.
Marunouchi Building
Mitsubishi Honkan
Marunouchi Parking
Housing Loan Center Tokyo
Yusen Building
Subway Chiyoda Line
Nijyubashimae Sta.
Otemachi Sta.
Wadakuramon
Subway Mita Line

Housing Loan Center Yokohama

Address: 1-9-13, Minami-Saiwai, Nishi-ku, Yokohama 220-8663
(2nd floor of Yokohama Financial Center)

Housing Loan Center Shinjuku

Address: 1-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1501
(1st floor of Shinjuku Financial Center in Shinjuku L Tower)

Housing Loan Center Osaka

Address: 3-5-7, Kawaramachi, Chuo-ku, Osaka 541-8515
(1st floor of Osaka Financial Center, North from Midosuji Line Honmachi Station)

EXHIBIT A-13

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Conversion to An Ordinary Bank Charter

Tokyo (Thursday, December 25, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it received approval from the Financial Service Agency ("FSA") to convert its Long-Term Credit Bank Charter to an Ordinary Bank Charter. The conversion will take place on April 1, 2004.

The FSA has also authorized Shinsei Bank to continue to issue debentures. This special approval to continue to this business allows Shinsei Bank to issue debentures for 10 years after the conversion at its existing 29 branches in Japan.

These approvals were made based on the Law Concerning Mergers and Conversions of Financial Institutions. After its conversion, Shinsei Bank will become a bank licensed under and regulated by the Banking Law.

Shinsei Bank welcomes the FSA approvals, since operating as an ordinary bank with debenture issuance capability will enable it to broaden services to customers. Shinsei Bank aims to achieve higher levels of customer satisfaction by providing a wide variety of financial products and services, including debentures.

01 FEB 13 AM 7:21

EXHIBIT A-14

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

04 FEB 13 AM 7:21

Shinsei Bank to Provide 24-Hour Available ATM Services
During Year-End and New Year's Holidays

- Shinsei's ATM services will be available 24/7 including from January 1 to 3, 2004 -

Tokyo (Wednesday, December 17, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services during the year-end and New Year's holidays will be available 24-hours-a-day as usual.

Since June 2001, Shinsei Bank has provided 24-hours-a-day, seven-days-a-week service at ATMs installed at its head office and branches. During the upcoming year-end and New Year's holidays, Shinsei's integrated *PowerFlex* account cash cardholders will be able to utilize ATM services for cash deposits/withdrawals and balance inquiries at ATMs installed at the Bank's head office and branches, at Keihin Kyuko train stations ("Keikyu Station Bank") and at Daily Yamazaki convenience stores. (See the Appendix for details.) At IY Bank's ATMs installed at 24/7 Seven-Eleven convenience stores (about 7,100 ATMs), ATM services for cash withdrawals/deposits and balance inquires will be also available 24-hours-a-day.

PowerFlex customers can use other transaction channels including telephone banking (Shinsei *PowerCall*) and internet banking (Shinsei *PowerDirect*) 24-hours-a-day, seven-days-a-week, including the year-end and New Year's holidays.

ATM Service Operating Hours and Fees During Year-End and New Year's Holidays
(ATMs Installed at Shinsei Head Office and Branches)

Date	Operating Hours	Fees
Wednesday, Dec. 31, 2003	24-hours-a-day	Free of charge
Thursday, Jan. 1, 2004	24-hours-a-day	Free of charge
Friday, Jan. 2, 2004	24-hours-a-day	Free of charge
Saturday, Jan. 3, 2004	24-hours-a-day	Free of charge

Note: Due to system maintenance work, ATM services will be unavailable from 3:00am to 4:00am on January 3, 2004.

Appendix

ATM Service Operating Hours and Fees During Year-End and New Year's Holidays

- For *PowerFlex* cash cardholders -

Shinsei ATMs Installed at Head Office and Branches

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 2 million yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

IY Bank ATMs Installed at Seven-Eleven Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 2 million yen per day

(※1) 2 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs. The maximum number of bills available per transaction (withdrawals/deposits) is 50.

Keikyu Station Bank ATMs Installed at Keihin Kyuko Train Stations

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	6:00 – 24:00	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Shinsei Daily Bank ATMs Installed at Daily Yamazaki Convenience Stores

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals Deposits Balance Inquires	24-hours-a-day	Free	- 500,000 yen per withdrawal - 5 million yen per day

(※1) 5 million yen daily withdrawal limit includes withdrawals made through Shinsei ATMs (including remittance to Postal Savings accounts), ATMs of financial institutions with ATM tie-up agreements and Postal Savings ATMs.

Note: Due to system maintenance work, ATM services will be unavailable from 3:00am to 4:00am on January 3, 2004.

EXHIBIT A-15

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, December 15, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective December 15, 2003.

1. Organizational Changes
To further improve the efficiency of operations and consolidated accounting among Shinsei Bank Group companies, Shinsei Bank has established the Technology Support Division and the Operation Support Division.

2. Effective Date
December 15, 2003

EXHIBIT A-16

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Friday, November 28, 2003) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective December 1, 2003.

1. Organizational Changes
   (1) The Markets Division will be renamed the Capital Markets Division.
   (2) Financial Institutions Business Division ("FIBD") II will be merged into FIBD III.
   (3) FIBD IV and V will be renamed Osaka FIBD and FIBD II respectively.
   (4) The Balance Sheet Credit Division will be renamed the Credit Risk Division.

2. Effective Date
December 1, 2003

04 FEB 10 AM 7:21

EXHIBIT A-17

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8,Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

03 FEB 13 AM 7:21

For Immediate Press Release:

Shinsei Bank Announces Interim Results for Fiscal 2003

Tokyo (Friday, November 28, 2003) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for the first half of fiscal year 2003 ("1H-FY2003"), which ended on September 30, 2003.

The First Half Financial Highlights
(compared to the first half of the previous fiscal year)

- Consolidated revenue (operating basis) grew 20% to 62.0 billion yen
- Consolidated net income grew 28% to 34.0 billion yen
- Non-interest income portion of total revenue (operating basis) grew to 55%
- Problem claims to total claims ratio decreased to 4.1% (non-consolidated)
- Capital adequacy ratio was 20.58%, with a Tier 1 capital ratio of 15.44%

Profit & Loss

Consolidated:

For 1H-FY2003, Shinsei Bank posted consolidated interim net income after tax of 34.0 billion yen, up 28.7% from 26.4 billion yen in the first half of fiscal year 2002 ("1H-FY2002"). The increase was partly due to higher revenue, lower general and administrative expenses and higher net credit recovery. Interim net income after tax includes 7.2 billion yen of net credit recoveries and a 2.6 billion yen refund of corporate size-based tax from the Tokyo Metropolitan Government. Deferred tax assets were calculated against the earnings projections for one year, and a 1.1 billion yen reduction was made at the end of 1H-FY2003, which had a negative impact on the net income.

In total revenue, healthy growth in investment banking business helped non-interest income increase, more than offsetting a decrease in net interest income. The percentage of non-interest income in total revenue (operating basis) reached approximately 55%.

Consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu*

jun-eki), which is reported for regulatory purposes to indicate core earnings before credit costs, was 28.3 billion yen.

Non-consolidated:

Total revenue (operating basis) grew 11% from 1H-FY2002 to 56.9 billion yen. The increase in non-interest income more than offset the decrease in net interest income. Non-consolidated net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) grew 30% to 24.7 billion yen, and non-consolidated net income after tax was 31.8 billion yen.

Balance Sheet (non-consolidated)

On the asset side, loans and bills discounted stood at 3,466.4 billion yen as of September 30, 2003, a decrease of 206.7 billion yen from the end of March 2003. This was mainly attributed to the reduction of approximately 180 billion yen in loans to borrowers categorized as "need caution" (*yo-chui*) and below.

On the liability side, debentures declined by 477.0 billion yen from the end of March 2003 to 1,411.3 billion yen. Deposits and NCDs increased by 190.3 billion yen to 2,793.2 billion yen. Retail deposits amounted to 1,573.3 billion yen, surpassing debentures.

Asset Quality (non-consolidated)

The total amount of problem claims classified as "substandard" (*yo-kanri*) or below decreased by 79.0 billion yen from the end of March 2003 to 154.2 billion yen. The ratio of problem claims to total claims decreased from 5.7% at the end of March 2003 to 4.1% at the end of September 2003.
The balance of reserves for loan losses stood at 192.9 billion yen.

Capital Adequacy (consolidated)

The capital adequacy ratio was 20.58% and the Tier 1 capital ratio was 15.44% as of the end of September 2003.

President Yashiro's Comments

At the press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, said the following:

"In the first half of fiscal year 2003, we achieved key milestones in our two core business lines. In retail business, we have acquired approximately half a million PowerFlex accounts since the inception of the service in June 2001, and the assets under management in these accounts have grown to 1.5 trillion yen."

"In institutional business, which includes investment banking businesses, we improved our organization structure by further integrating the financial products teams and the relationship management teams. This resulted in more business activities in securitization, corporate advisory, non-recourse financing, credit trading, corporate revitalization and non-bank business."

"We would like to further diversify and stabilize our revenue and income, and plan to increase earning assets on our books. With our customers' support, we aim to maintain our financial strength and asset quality, focusing on long-term sustainable growth of business and profits."

For further information, please contact:
Yoshihide Nakagawa / Yasuhiro Fujiki
Corporate Communications Division
Shinsei Bank, Limited
TEL: 81-3-5511-5013
FAX: 81-3-5511-5505

Financial Highlights - Consolidated

Balance Sheet data at the end of	Sep. 2003 (billions of yen)	Mar. 2003 (billions of yen)	change	
	a	b	a-b	%
Total assets	**6,508.8**	6,706.9	-198.1	-3.0%
Loans and bills discounted	**3,277.4**	3,502.3	-224.9	-6.4%
Securities	**1,520.3**	1,770.9	-250.6	-14.2%
Cash and due from banks	**188.2**	245.3	-57.1	-23.3%
Debentures	**1,435.9**	1,913.5	-477.5	-25.0%
Deposits (including NCDs)	**2,654.5**	2,576.9	77.6	3.0%
Total shareholders' equity	**701.2**	679.8	21.3	3.1%
Capital adequacy ratios	**20.58%**	20.10%	0.48%	
Tier 1 capital ratios	**15.44%**	14.27%	1.17%	
Risk assets	**4,475.3**	4,622.8	-147.5	-3.2%

Profit for the six months ended	Sep. 2003 (billions of yen)	Sep. 2002 (billions of yen)	change	
	a	b	a-b	%
Total operating income *(keijo shueki)*	**87.4**	106.3	-18.9	-17.8%
Net business profit before general loan loss reserves *(jisshitsu gyomu jun-eki)**	**28.3**	17.5	10.8	61.7%
Net operating income *(keijo rieki)*	**24.4**	17.9	6.5	36.3%
(Credit costs)**	**0.6**	0.3		
Net income	**34.0**	26.4	7.6	28.8%
(Total credit costs)**	**-7.2**	-1.7	-5.5	
Net income per share (non-diluted basis)	**23.63**	19.48		

* Management accounting basis, including income from investment in money held in trust

** The Bank posted total net credit recoveries, 7.2 billion yen for Sep. 2003 and 1.7 billion yen for Sep. 2002.

References at the end of:	**Sep. 2003**	**Mar. 2003**	**Sep.2002**
Exchange Rate (¥/$)	**111.25**	120.20	122.60
Nikkei Average	**10,219.05**	7,972.71	9,383.29

Consolidated Balance Sheets -- Assets

in millions of yen

	Sep. 30, 2003	Mar. 31, 2003	Change	
	a	b	a-b	%
<<Assets>>				
Loans and bills discounted	**3,277,418**	3,502,349	-224,931	-6.4%
Foreign exchanges	**10,683**	10,273	409	4.0%
Securities	**1,520,345**	1,770,996	-250,651	-14.2%
Money held in trust	**305,191**	170,045	135,146	79.5%
Trading assets	**597,955**	361,175	236,779	65.6%
Other monetary claims purchased	**186,900**	201,943	-15,043	-7.4%
Collateral related to securities borrowing transactions	**15,972**	1,966	14,006	712.4%
Call loans and bills bought	**-**	536	-536	-100.0%
Cash and due from banks	**188,231**	245,337	-57,105	-23.3%
Other assets	**443,614**	503,635	-60,021	-11.9%
Premises and equipment	**86,573**	86,117	455	0.5%
Deferred discounts on and issuance expenses for debentures	**165**	185	-19	-10.3%
Deferred tax assets	**23,233**	18,435	4,798	26.0%
Customers' liabilities for acceptances and guarantees	**44,923**	50,544	-5,621	-11.1%
Reserve for loan losses	**-192,363**	-216,570	24,207	-11.2%
Total assets	**6,508,845**	6,706,971	-198,126	**-3.0%**
US$ / yen	**@111.25**	@120.20		

Consolidated Balance Sheets

-- Liabilities, minority interests in subsidiaries and shareholders' equity

in millions of yen

	Sep. 30, 2003	Mar. 31, 2003	Change	
	a	b	a-b	%
<<Liabilities>>				
Debentures	**1,435,968**	1,913,556	-477,588	-25.0%
Deposits	**2,260,199**	2,246,888	13,310	0.6%
Negotiable certificates of deposit	**394,338**	330,034	64,303	19.5%
Borrowed money	**301,035**	336,888	-35,852	-10.6%
Trading liabilities	**117,092**	117,497	-404	-0.3%
Payables under repurchase agreements	**431,552**	164,958	266,593	161.6%
Collateral related to securities lending transactions	**258,157**	397,344	-139,187	-35.0%
Call money and bills sold	**109,100**	-	109,100	100.0%
Foreign exchanges	**2**	13	-10	-76.9%
Other liabilities	**442,208**	452,587	-10,379	-2.3%
Reserve for bonuses payable	**4,804**	9,098	-4,293	-47.2%
Reserve for retirement benefits	**5,062**	5,856	-793	-13.5%
Reserve for loss on disposition of premises and equipment	**77**	450	-373	-82.9%
Reserve for loss on sale of bonds	**2,022**	1,248	773	61.9%
Special statutory reserve	**0**	-	0	-
Consolidation goodwill	**939**	-	939	100.0%
Acceptances and guarantees	**44,923**	50,544	-5,621	-11.1%
Total liabilities	**5,807,483**	6,026,968	**-219,484**	**-3.6%**
Minority interests in subsidiaries	**144**	166	**-21**	**-12.7%**
<<Shareholders' equity>>				
Capital stock	**451,296**	451,296	-	0.0%
Capital surplus	**18,558**	18,558	-	0.0%
Retained earnings	**221,815**	194,666	27,149	13.9%
Net unrealized gains on securities available-for-sale, net of taxes	**6,621**	13,243	-6,622	-50.0%
Foreign currency transaction adjustments	**2,925**	2,071	853	41.2%
Treasury stock, at cost	**-0**	-0	-	-
Total shareholders' equity	**701,217**	679,837	**21,380**	**3.1%**
Total liabilities, minority interest in subsidiaries and shareholders' equity	**6,508,845**	6,706,971	**-198,126**	**-3.0%**
US$ / yen	@111.25	@120.20		

Consolidated Statements of Income

in millions of yen

	IH/FY'03	IH/FY'02	Change	
	a	b	a-b	%
Operating income	87,407	106,311	**-18,903**	**-17.8%**
Interest income	**44,962**	60,226	-15,264	-25.3%
Interest on loans and discounts	33,712	48,998	-15,286	-31.2%
Interest and dividends on securities	6,975	6,744	231	3.4%
Fees and commissions (income)	**10,797**	10,139	658	6.5%
Trading revenue	**448**	5,398	-4,950	-91.7%
Other business income	**13,799**	16,219	-2,419	-14.9%
Other operating income	**17,400**	14,327	3,073	21.4%
Operating expenses	**62,923**	88,348	**-25,424**	**-28.8%**
Interest expenses	**16,716**	25,149	-8,432	-33.5%
Interest on debentures	5,281	11,780	-6,499	-55.2%
Amortizations of discount on debentures	26	142	-116	-81.7%
Interest on deposits	5,651	4,651	999	21.5%
Fees and commissions (expense)	**3,195**	1,779	1,415	79.5%
Trading expenses	**692**	-	692	100.0%
Other business expenses	**2,367**	20,033	-17,665	-88.2%
General and administrative expenses	**34,164**	34,487	-322	-0.9%
Other operating expenses	**5,786**	6,898	-1,111	-16.1%
Net operating income	**24,484**	17,962	**6,521**	**36.3%**
Extraordinary income	**12,723**	5,499	7,223	131.4%
Extraordinary expenses	**1,473**	1,511	-38	-2.5%
Income before income taxes and minority interests	**35,734**	21,950	13,783	62.8%
Income taxes (current)	**562**	484	78	16.1%
Income taxes (deferred)	**1,155**	-4,967	6,122	-
Minority interests in net (loss) income of subsidiaries	**-21**	-30	9	-30.0%
Net income	**34,038**	26,464	**7,573**	**28.6%**

in billions of yen

(Ref.) Net business profit (*jisshitsu gyomu jun-eki*) *	**28.3**	17.5	**10.8**	**61.7%**
US$ / yen	**@111.25**	@122.60		

* Management accounting basis, including income from investment in money held in trust

Financial Data - Consolidated

1. Business Profit

in billions of yen

	1H/FY'03 a	1H/FY'02 b	Change a-b	 %
Total revenue (operating basis)	**62.0**	51.3	10.7	20.9%
Net business profit (*jisshitsu gyomu jun-eki*)*	**28.3**	17.5	10.8	61.7%

* Management accounting basis, including Income from Investment in Money Held in Trust

2. Loan Loss Reserves

in billions of yen

	Sep-03	Change from Mar. 03	Change from Sep. 02	Mar-03	Sep-02
Reserve for loan losses	192.3	-24.2	-130.2	216.5	322.6
General	77.8	-18.6	-19.6	96.4	97.4
Specific	114.5	-5.5	-110.5	120.0	225.0
Country risk	0.0	-0.0	-0.0	0.0	0.1

3. Capital Adequacy Ratio

in billions of yen

	Sep-03	Change from Mar. 03	Change from Sep. 02	Mar-03	Sep-02
(1) Total capital ratio	20.58%	0.48%	0.66%	20.10%	19.92%
(2) Tier 1	691.2	31.4	50.3	659.8	640.9
(3) Tier 2	233.4	-39.9	-106.4	273.3	339.8
General loan loss reserves	27.9	-0.9	-2.8	28.8	30.7
Sub debts, hybrid capital instruments	205.4	-39.0	-103.6	244.4	309.0
(4) (Double gearing/leveraging)	3.5	-0.1	2.7	3.6	0.8
	921.2	-8.3	-58.6	929.5	979.8
(6) Risk assets	4,475.3	-147.5	-441.7	4,622.8	4,917.0

4. Risk Monitored Loans

in billions of yen

	Sep-03	Change from Mar. 03	Change from Sep. 02	Mar-03	Sep-02
Bankrupt	10.4	-2.9	-186.0	13.4	196.5
Past due	96.6	-20.6	-270.2	117.3	366.9
3 months past due	21.6	-52.6	-105.4	74.3	127.1
Restructured	23.5	-0.7	-36.0	24.2	59.6
Total	152.4	-76.9	-597.7	229.3	750.2

Total loans outstanding	3,277.4	-224.9	-606.1	3,502.3	3,883.5

(% to total loans)

Bankrupt	0.3%	-0.1%	-4.8%	0.4%	5.1%
Past due	3.0%	-0.3%	-6.4%	3.3%	9.4%
3 months past due	0.7%	-1.4%	-2.6%	2.1%	3.3%
Restructured	0.7%	0.0%	-0.8%	0.7%	1.5%
Total	4.7%	-1.8%	-14.6%	6.5%	19.3%

Financial Highlights - Non-Consolidated

Balance Sheet data at the end of	Sep. 2003	Mar. 2003	change	
	billions of yen			
	a	b	a-b	%
Total assets	**6,549.3**	6,763.7	-214.3	-3.2%
Loans and bills discounted	**3,466.4**	3,673.1	-206.7	-5.6%
Securities	**1,458.0**	1,768.0	-310.0	-17.5%
Cash and due from banks	**183.7**	242.7	-58.9	-24.3%
Debentures	**1,411.3**	1,888.4	-477.0	-25.3%
Deposits (including NCDs)	**2,793.3**	2,602.9	190.3	7.3%
Total shareholders' equity	**698.7**	680.3	18.3	2.7%

Profit for the six months ended	Sep. 2003	Sep. 2002	change	
	billions of yen			
	a	b	a-b	%
Total operating income *(keijo shueki)*	**82.9**	100.9	-18.0	-17.8%
Net business profit before general reserve for loan losses *(jisshitsu gyomu jun-eki)**	**24.7**	18.9	5.8	30.7%
Net operating income *(keijo rieki)*	**22.3**	20.1	2.2	10.9%
(Stock gains - net)	**2.2**	1.1	1.1	100.0%
(Credit costs)**	**0.6**	0.4	0.2	50.0%
Net income	**31.8**	29.8	2.0	6.7%
(Total credit costs)**	**-6.5**	-2.6	-3.9	150.0%
Net income per share (non-diluted basis) (yen)	**22.10**	10.99	0.56	5.1%
Dividend per share (yen) Common stock	**1.11**	-		
Preferred stock series 2	**6.50**	-		
Preferred stock series 3	**2.42**	-		

* including income from investment in money held in trust
(15.6 billion yen for Sep. 2003 and 17.7 billion yen for Sep. 2002)

** The Bank posted total net credit recoveries, 6.5 billion yen for Sep. 2003 and 2.6 billion yen for Sep. 2002.

References at the end of:	**Sep. 2003**	**Mar. 2003**	**Sep.2002**
Exchange Rate (¥/$)	**111.25**	120.20	122.60
Nikkei Average	**10,219.05**	7,972.71	9,383.29

Non-Consolidated Balance Sheets -- Assets

in millions of yen

	Sep. 30, 2003	Mar. 31, 2003	Change	
	a	b	a-b	%
<<Assets>>				
Loans and bills discounted	**3,466,434**	3,673,158	-206,724	-5.6%
Foreign exchanges	**10,683**	10,273	410	4.0%
Securities	**1,458,001**	1,768,003	-310,002	-17.5%
Money held in trust	**362,542**	176,692	185,850	105.2%
Trading assets	**594,024**	356,406	237,618	66.7%
Commercial paper and other debt purchased	**97,268**	127,072	-29,804	-23.5%
Collateral related to securities borrowing transactions	**15,972**	1,966	14,006	-
Call loans	**-**	536	-536	-100.0%
Cash and due from banks	**183,753**	242,713	-58,960	-24.3%
Other assets	**434,696**	495,490	-60,794	-12.3%
Premises and equipment	**22,545**	21,912	633	2.9%
Deferred discounts on and issuance expenses for debentures	**147**	163	-16	-9.8%
Deferred tax assets	**23,041**	18,330	4,711	25.7%
Customers' liabilities for acceptances and guarantees	**73,193**	87,580	-14,387	-16.4%
Reserve for loan losses	**-192,960**	-216,590	23,630	-10.9%
Total assets	**6,549,344**	6,763,710	**-214,366**	**-3.2%**
US$ / yen	**@111.25**	@120.20		

Non-Consolidated Balance Sheets

-- Liabilities and shareholders' equity

in millions of yen

	Sep. 30, 2003	Mar. 31, 2003	Change	
	a	b	a-b	%
<<Liabilities>>				
Debentures	1,411,373	1,888,405	-477,032	-25.3%
Deposits	2,398,912	2,272,868	126,044	5.5%
Negotiable certificates of deposits	394,338	330,034	64,304	19.5%
Borrowed money	326,095	358,259	-32,164	-9.0%
Trading liabilities	116,359	118,255	-1,896	-1.6%
Payable under repurchase agreements	431,552	164,958	266,594	161.6%
Collateral related to securities lending transactions	258,157	397,344	-139,187	-35.0%
Bills sold	-	-	-	-
Commercial paper	-	-	-	-
Call money	109,100	-	109,100	100.0%
Foreign exchanges	876	8,918	-8,042	-90.2%
Other liabilities	319,734	441,904	-122,170	-27.6%
Reserve for bonuses payable	3,840	7,293	-3,453	-47.3%
Reserve for retirement benefits	4,966	5,813	-847	-14.6%
Reserve for loss on disposition of premises and equipment	77	450	-373	-82.9%
Reserve for loss on sale of bonds	2,022	1,248	774	62.0%
Acceptances and guarantees	73,193	87,580	-14,387	-16.4%
Total liabilities	**5,850,599**	6,083,335	**-232,736**	**-3.8%**
<<Shareholders' equity>>				
Capital stock	451,296	451,296	-	0.0%
Capital surplus	18,558	18,558	-	-
Additional paid-in capital	18,558	18,558	-	-
Retained earnings	222,274	197,320	24,954	12.6%
Appropriated for legal reserve	4,134	2,756	1,378	50.0%
Undivided profit at term end	218,140	194,564	23,576	12.1%
Net income (net loss)	31,843	59,091	**-27,248**	**0**
Net unrealized gains on securities available-for-sale, net of taxes	6,615	13,199	-6,584	-49.9%
Treasury stock, at cost	-0	-0	-	-
Total shareholders' equity	**698,745**	680,374	18,371	2.7%
Total liabilities and stockholders' equity	**6,549,344**	6,763,710	**-214,366**	**-3.2%**
US$ / yen	@111.25	@120.20		

Non-Consolidated Statements of Income

in millions of yen

	IH/FY'03 a	IH/FY'02 b	Change a-b	%
Operating income	**82,945**	100,961	**-18,016**	**-17.8%**
Interest income	**43,714**	65,190	-21,476	-32.9%
Interest on loans and discounts	33,545	50,092	-16,547	-33.0%
Interest and ddividends on securities	6,786	10,444	-3,658	-35.0%
Fees and commissions (income)	**8,489**	8,949	-460	-5.1%
Trading revenue	**65**	1,072	-1,007	-93.9%
Other business income	**10,316**	2,488	7,828	314.6%
Other operating income	**20,359**	23,261	-2,902	-12.5%
Operating expenses	**60,572**	80,860	**-20,288**	**-25.1%**
Interest expenses	**16,638**	25,522	-8,884	-34.8%
Interest on coupon debentures	4,868	11,112	-6,244	-56.2%
Amortization of discount on debentures	26	142	-116	-81.7%
Interest on deposits	5,689	5,037	652	12.9%
Fees and commissions (expense)	**2,914**	1,742	1,172	67.3%
Trading expenses	**786**	386	400	103.6%
Other business expenses	**1,838**	17,019	-15,181	-89.2%
General and administrative expenses	**32,625**	32,875	-250	-0.8%
Other operationg expenses	**5,769**	3,314	2,455	74.1%
Net operating income	**22,372**	20,101	**2,271**	**11.3%**
Extraordinary income	**11,678**	6,305	5,373	85.2%
Extraordinary expenses	**1,273**	1,447	-174	-12.0%
Income before income taxes	**32,777**	24,958	7,819	31.3%
Income taxes (current)	**-164**	14	-178	-1271.4%
Income taxes (deferred)	**1,099**	-4,918	6,017	-122.3%
Net income	**31,843**	29,862	**1,981**	**6.6%**
Earned surplus brought forward from previous term	**186,297**	135,472	**50,825**	**37.5%**
Unappropriated earned surplus	**218,140**	165,335	**52,805**	**31.9%**
US$ / yen	**@111.25**	@122.60		

Financial Data - Non-Consolidated

1. Business Profit

in billions of yen

	1F/FY'03 a	1H/FY'02 b	Change a-b	Change %
Total revenue (operating income)	56.9	51.2	5.7	11.1%
Net business profit (*jisshitsu gyomu jun-eki*) *	24.7	18.9	5.8	30.7%

* Management accounting basis, including Income from Investment in Money Held in Trust

2. Profitability (Domestic Business)

	1H/FY03 (a)	change (a)-(b)	1H/FY02 (b)
(1) Interest earning assets (A)	1.45%	-0.23%	1.68%
Loans	1.85%	-0.28%	2.13%
Securities	0.49%	0.28%	0.21%
(2) Interest bearing liabilities (B)	1.85%	0.15%	1.70%
Debentures	0.60%	-0.30%	0.90%
Deposits & NCDs	0.38%	0.05%	0.33%
(3) Gross spread (A)-(B)	-0.40%	-0.38%	-0.02%

3. Risk Monitored Loans

in billions of yen

	Sep-03	Change from Mar. 03	Change from Sep. 02	Mar-03	Sep-02
Bankrupt	10.0	-3.1	-186.2	13.2	196.2
Past due	95.3	-20.7	-270.6	116.0	365.9
3 months past due	21.6	-52.6	-105.4	74.3	127.1
Restructured	23.4	-0.6	-35.9	24.1	59.4
Total	150.5	-77.1	-598.2	227.7	748.8
Total loans outstanding	3,466.4	-206.7	-534.0	3,673.1	4,000.4
(% to total loans)					
Bankrupt	0.3%	-0.1%	-4.6%	0.4%	4.9%
Past due	2.7%	-0.5%	-6.4%	3.2%	9.1%
3 months past due	0.6%	-1.4%	-2.6%	2.0%	3.2%
Restructured	0.7%	0.0%	-0.8%	0.7%	1.5%
Total	4.3%	-1.9%	-14.4%	6.2%	18.7%

4. Loan Loss Reserves

in billions of yen

	Sep-03	Change from Mar. 03	Change from Sep. 02	Mar-03	Sep-02
Reserve for loan losses	192.9	-23.6	-130.1	216.5	323.1
General	79.2	-17.3	-18.8	96.5	98.0
Specific	113.7	-6.2	-111.2	119.9	224.9
Country risk	0.0	-0.0	-0.0	0.0	0.1

Non-Consolidated

5. Reserve Ratio

	Sep-03			Mar-03	Sep-02
		Change from Mar. 03	Change from Sep. 02		
% on risk monitored credits	128.2%	33.1%	85.1%	95.1%	43.1%

6. Disclosures Based on Financial Revitalization Law

in billions of yen

	Sep-03			Mar-03	Sep-02
		Change from Mar. 03	Change from Sep. 02		
Bankrupt, quasi bankrupt	14.6	-21.1	-260.1	35.7	274.7
Doubtful	94.4	-4.5	-238.0	99.0	332.4
Sub standard	45.1	-53.2	-141.4	98.4	186.6
Total (A)	154.2	-78.9	-639.5	233.2	793.8
Loan loss reserves (B)	192.9	-23.6	-130.1	216.5	323.1
Reserve ratio (B)/(A)	125.1%	32.2%	84.4%	92.9%	40.7%
(Ref.) At or below "need caution" level	301.9	-180.4	-801.3	482.3	1103.2

7. Loans by Industry

in billions of yen

	Sep-03			Mar-03	Sep-02
		Change from Mar. 03	Change from Sep. 02		
Loans by domestic branches (excl. Special international finance)	3,415.7	-196.9	-521.8	3,612.6	3,937.5
Manufacturing	341.4	-67.6	-136.4	409.1	477.9
Agriculture	-	-	-	-	-
Forestry	0.0	-	-0.9	0.0	0.9
Fisheries	0.1	-2.3	-10.2	2.5	10.4
Mining	13.1	-2.4	-5.8	15.6	18.9
Construction	28.7	-7.5	-30.4	36.3	59.2
Utilities	214.0	-34.2	-86.8	248.2	300.8
Transportation and communications			-432.8		432.8
Information and communications	46.9	-11.6	46.9	58.5	
Transportation	346.5	2.6	346.5	343.9	
Wholesale, retail, restaurants*			-231.1		231.1
Wholesale, retail	84.3	-37.8	84.3	122.2	
Finance, insurance	1,205.3	-102.5	-91.1	1,307.8	1,296.4
Real estate	612.0	24.4	-37.5	587.5	649.5
Services	162.1	-55.4	-101.7	217.6	263.8
Municipals	154.4	-74.2	145.6	80.1	8.7
Other	206.3	23.6	19.8	182.7	186.5

* Loans to restaurants, formerly classified under "wholesale and retail," are now classified under "services."

8. Balance of Housing Loans

in billions of yen

	Sep-03			Mar-03	Sep-02
		Change from Mar. 03	Change from Sep. 02		
Balance of housing loans	80.3	31.4	41.4	48.8	38.9

9. Balance of Major Assets and Liabilities

in billions of yen

	Sep-03			Mar-03	Sep-02
		Change from Mar. 03	Change from Sep. 02		
Debentures (end balance)	1,411.3	-477.0	-742.9	1,888.4	2,154.3
(average balance)	1,623.8	-638.2	-860.4	2,262.1	2,484.3
Deposits & NCDs (end balance)	2,793.2	190.3	105.1	2,602.9	2,688.1
(average balance)	2,628.1	-206.5	-213.7	2,834.7	2,841.9
Loans & bills discounted (end balance)	3,466.4	-206.7	-534.0	3,673.1	4,000.4
(average balance)	3,381.4	-747.3	-1,137.5	4,128.8	4,518.9

04 FEB 13 AM 7:21

EXHIBIT A-18

INFORMATION

SHINSEI BANK

SHINSEI BANK. LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank and Hankyu Corporation to Form Real Estate Private Equity Business Alliance

Tokyo (Wednesday, November 26, 2003) - Shinsei Bank, Limited ("Shinsei Bank") announced today that it has agreed to participate in a real estate private equity business to be launched by Hankyu Corporation ("Hankyu"). The details of the agreement are as follows:

1. Purpose

Hankyu, which operates mainly in the Kansai area and is known for its comprehensive expertise and outstanding achievements in real estate, is starting a real estate private equity business. Drawing on its skill in real estate finance acquired through non-recourse lending and other real estate finance businesses, Shinsei Bank will provide Hankyu with financial and structuring support, while expanding its own real estate finance network in the Kansai area.

2. Contents of the Agreement

(1) Shinsei Bank, in collaboration with Hankyu and other investment partners, will grant loans to special purpose companies established for the purpose of acquiring properties related to this real estate private equity business.

(2) Shinsei Bank will make an equity contribution to Hankyu Investment Partners, Inc., an asset management company established by Hankyu for starting this real estate private equity business, and will work with the company on the financial aspects of the management of its assets.

3. Launch of Operations

November 2003

4. Basic Policy of Investment, Numerical Target

Major Investment Target:	Urban commercial real estate, office buildings, medium- and high-rise urban rental housing, and other building complexes and facilities located mainly along the Hankyu railroad lines and in the Tokyo metropolitan area
Investment Period:	Three to five year
Numerical Target:	Approximately 50 billion yen to be invested

Profile of the Asset Management Company

Company Name:	Hankyu Investment Partners, Inc.
Head Office:	Azuchi-machi 3−3−9, Chuo-ku, Osaka-shi
Established:	July 1, 2003 (originally established as a 100% subsidiary of Hankyu Corp.)
Capital Amount:	20 million yen

Shareholders as of Nov. 2003:	Hankyu Corporation:	49%
	Creed Corporation:	15%
	XYMAX Corporation:	15%
	Takenaka Corporation:	12%
	Shinsei Bank, Limited:	5%
	The Bank of Ikeda, Ltd.:	4%

Representative:	Takashi Shimada (President)
Business Lines:	Asset management business; Real estate investment advisory business

Profile of Hankyu Corporation

Head Office:	Sakae-machi 1-1, Ikeda-shi, Osaka-fu Shibata 1-16-1, Kita-ku, Osaka-shi (Business office of Head Office)
Established:	1907
Capital:	75.9 billion yen (as of April 1, 2003)
Representative:	Kazuo Sumi (President)
Business Lines:	Urban transportation, Real estate, Leisure, Entertainment, Communications, Retail business
Employees:	3,291 (as of March 31, 2003)
Sales:	243.4 billion yen (term ended March 2003, non-consolidated)

Hankyu has released the same news at 14:00 today.

EXHIBIT A-19

INFORMATION SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Start of ATM Services at Daily Yamazaki Stores

Tokyo (Tuesday, November 25, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it has signed an agreement with Daily Yamazaki Corp. ("Daily Yamazaki") to install Shinsei's ATMs in Daily Yamazaki convenience stores. Effective November 26, 2003, Shinsei Bank's ATM services (called "Shinsei Daily Bank") will be available at Daily Yamazaki stores.

Shinsei Bank will install ATMs at two Daily Yamazaki stores (the Iwamotocho-izumibashi store and the Nishiarai-sakae-cho store) on November 26, and a total of 14 Daily Yamazaki stores in the Metropolitan and Kansai areas successively by the end of December. Shinsei will consider increasing the number of ATM installed in Daily Yamazaki stores in the future.

The following services are available through the Shinsei Daily Bank ATMs (see the Appendix for details.):

① Holders of Shinsei Bank cash cards for *PowerFlex* accounts can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge 24 hours a day, 365 days a year.

② Holders of cash cards issued by financial institutions with ATM tie-up agreements such as city banks can utilize the ATM services for cash withdrawals and balance inquiries free of charge.

③ Holders of Postal Savings cash cards can utilize ATM services for cash deposits/withdrawals and balance inquiries free of charge. (Fees will be charged on cash deposits and withdrawals.)

Since the launch of its integrated *PowerFlex* account in June 2001, Shinsei Bank has made efforts to improve customers convenience by installing ATMs that can be used free of charge 24 hours a day, 365 days a year, and by creating a nationwide ATM network which now comprises about 60,000 ATMs. This network is based on an expansion of ATM tie-up agreements with financial institutions such as all city banks, the Postal Savings Agency and IY Bank. The installation of ATMs at Daily Yamazaki stores further expands Shinsei Bank's network and improves customer convenience.

<u>Profile of Daily Yamazaki Corp.</u>

Established:	December 21, 1977
Capital:	160 million yen
Shareholder:	Yamazaki Baking Co., Ltd. (100%)
Head office:	10-1, Iwamotocho 3-chome, Chiyodaku, Tokyo
Representative:	Kensuke Yamada (President)
Number of stores:	2,160 (at the end of 2002)
Sales:	294.3 million yen (Fiscal year ended December 2002)

ATM Service Operating Hours and Fees (as of October 31, 2003)

Shinsei *PowerFlex* Account Cash Cards

Transaction	Operating Hours	Fees	Withdrawal Limit (※1)
Withdrawals/ deposits, balance inquiries	24 hours a day, 365 days a year	Free of charge	500,000 yen per withdrawal 5 million yen per day

(※1) Withdrawals are limited to 5 million yen per day. This limit includes withdrawals through Shinsei ATMs (including remittance to Postal Savings accounts), withdrawals through ATMs of financial institutions with ATM tie-up agreements and through Postal Savings ATMs.

Cash Cards of Financial Institutions with ATM Tie-Up Agreements

Transaction	Operating Hours	Fees	Withdrawal Limit
Withdrawals, balance inquiries	Weekdays: 8:45 –19:00 Sat./ Sun. 9:00 – 17:00	Free of charge	200,000 yen per withdrawal 200,000 yen per day (※2)

NOTE: No operations on national holidays, except national holidays that fall on a Sunday (in which case ATMs do not operate on the following Monday). No operations on January 1, 2 and 3.
Financial institutions with ATM tie-up agreements: All city banks (Mizuho, Bank of Tokyo-Mitsubishi, UFJ, Sumitomo Mitsui, Resona and Saitama-Resona), trust banks (Chuo-Mitsui TB, Mitsubishi TB, Sumitomo TB, Mizuho TB and UFJ TB), Aozora Bank and Shoko-Chukin
(※2) The daily withdrawal limit includes withdrawals made through ATMs/CDs of the card issuing financial institution or other financial institutions on the same day.

Cash cards of Postal Savings Accounts

Transaction	Operating Hours	Fees (※3)	Withdrawal Limit
Withdrawals/ deposits, balance inquiries	Weekdays and Sat.: 0:05 –23:55 Sun. and holidays: 0:05 –20:10 ※ Services are available from 6:30 on Mondays and business days immediately succeeding a holiday.	105 yen 210 yen	200,000 yen per withdrawal. Not to exceed the balance of the Postal Savings account

NOTE: No operations on January 1, 2 and 3.
(※3) 105 yen is charged for deposits or withdrawals from 8:45 to 18:00 on weekdays and from 9:00 to 14:00 on Saturdays. 210 yen is charged on other deposits or withdrawals.

A maximum of 500,000 yen can be deposited per transaction for all types of cardholders.

EXHIBIT A-20

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Executive Appointment

Tokyo (Friday, November 21, 2003) - Shinsei Bank, Limited ("Shinsei") today announced the appointment of a senior executive. Effective November 21, 2003, Thierry Porté is Corporate Executive Officer and Vice Chairman of Shinsei Bank.

EXHIBIT A-21

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei to Acquire Installment Credit Business of Teijin Finance

- Shinsei Continues Expansion of Non-Bank Business Activities -

Tokyo (Tuesday, November 4, 2003) - Shinsei Bank, Limited ("Shinsei") and Teijin Limited ("Teijin") agreed on basic terms and conditions regarding Shinsei's acquisition of the installment credit business of Teijin Finance Limited ("TJF"), Teijin's 100% owned subsidiary. According to their agreement, Shinsei and Teijin will continue to discuss the details of this acquisition, with a targeted completion date of February 2004.

Shinsei has identified non-bank business as a core strategic growth area for its institutional banking activities, and has been actively expanding into new products such as SME, mortgage and housing loans through the addition of group companies. Installment credit is a new area for Shinsei, and TJF will be an important strategic platform from which Shinsei can further develop the range of its non-bank business expertise.

Shinsei intends to work with TJF's current management to expand the profitable business platform that they have built. Shinsei will provide TJF with various resources, with the long-term goal of the continued and sustainable growth of the company.

<u>Profile of Teijin Finance Limited</u>

Established in:	1986
Capital Amount:	350 million yen
Head Office:	Shinjyuku-Center Bldg. 41F 1-25-1 Nishishinjyuku Shinjyuku-ku
Representative:	Soichiro Yano (President)
Total Assets:	67.1 billion yen (as of March 31, 2003)
Operating Income:	6.26 billion yen (as of March 31, 2003)
Number of Employees:	57 (as of March 31, 2003)

04 FEB 13 PM 7:21

EXHIBIT A-22

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Projections for the 1st Half of Fiscal Year 2003 Results

Tokyo (Thursday, October 30, 2003) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for the 1st Half of Fiscal Year 2003 ended September 30, 2003, as below.

1. Profit

	Projections of results for the 1st Half of Fiscal Year 2003	(Reference) Previous announcement (in May 2003)
Net Income (Consolidated)	34.0 billion yen	31.0 billion yen
Actual Net Business Profit * (Non-consolidated)	25.0 billion yen	28.0 billion yen
Net Income (Non-consolidated)	32.0 billion yen	31.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

Shinsei Bank expects its consolidated Capital Adequacy Ratio to be approximately 20% as of September 30, 2003.

2. Disclosure of Problem Claims

<Problem Claims to be classified in categories under the Financial Revitalization Law>

(in billions of Yen)

	As of March 2003 (a)	As of June 2003	As of September 2003 (b)	Changes (b−a)
Bankrupt and Quasi-Bankrupt	35.7	32.3	14.6	-21.1
Doubtful	99.0	104.9	94.5	-4.6
Substandard	98.4	68.0	45.2	-53.3
Total	233.2	205.2	154.2	-79.0

In terms of credit cost, Shinsei Bank expects some net credit recovery in the 1st Half of Fiscal Year 2003.

EXHIBIT A-23

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
October 23, 2003

Shinsei Bank Announces Organizational Changes

Tokyo (Thursday, October 23, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today the following organizational changes effective on November 1 and December 1, 2003. These changes will better enable Shinsei Bank to provide more advanced solutions speedily to institutional customers and enhance its profitability.

1. Organizational Changes
   (1) The following teams and Divisions will be re-organized into the current Corporate Business Solutions Sub-Group (CBSG): teams in charge of corporate restructuring business in the Corporate Advisory Division, Structured Trading Division and Specialty Finance Division. Five Divisions will be established in CBSG (the International Principle Finance Division, the Corporate Revitalization Division, the Private Equity Division, the Credit Trading Division, and the Real Estate Principal Investment Division).
   (2) The M&A team in the current Corporate Advisory Division will be placed in the Corporate Banking Business Sub-Group.
   (3) The Non-Bank Financial Services Division will be newly established by re-organizing the non-bank business team in the current Structured Trading Division and the Corporate Banking Business Division XII.
   (4) The Real Estate Finance Division will be newly established by re-organizing the real estate team in the current Specialty Finance Division.
   (5) The ABS/MBS team and syndication team in the current Structured Finance Division will be re-organized into the Markets Division.
   (6) The Markets Division will be placed in the Financial Institutions Business Sub-Group, which will be renamed the Financial Institutions and Capital Markets Sub-Group.

2. Effective Date
   (1) to (5): November 1, 2003
   (6): December 1, 2003

EXHIBIT A-24

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

October 8, 2003
Shinsei Bank, Limited

Shinsei Bank to Appoint Vice Chairman

-- Thierry Porté Moves from Morgan Stanley Japan --

Shinsei Bank, Limited ("Shinsei Bank") announced today that its Board is expected to elect Thierry Porté as Vice Chairman of Shinsei Bank on November 20, 2003. Mr. Porté will also become one of the Bank's Corporate Executive Officers. He will join Shinsei Bank on November 1, 2003.

Thierry Porté has worked at Morgan Stanley for 22 years in New York, London and Tokyo. He has been President and Branch Manager of Morgan Stanley Japan since 1995. Mr. Porté has a wide range of business and management experience in investment banking, including in the areas of corporate finance and capital markets.

"I believe Thierry's deep knowledge of and experience in investment banking and Japanese business will make a great contribution to Shinsei Bank's business development and management. We look forward to welcoming Thierry as a key member of the management team," said Masamoto Yashiro, Chairman & CEO of Shinsei Bank.

About Shinsei Bank

Shinsei Bank, Limited (www.shinseibank.com) is a leader in creating a new financial environment for Japan. Formerly The Long-Term Credit Bank, Shinsei Bank is the first Japanese bank operating under international ownership. In addition to its existing banking activities, Shinsei Bank has developed retail and investment banking businesses, in which it is setting new industry benchmarks and standards. Shinsei Bank's diverse management team draws on a wide range of financial backgrounds from Japan and overseas. Combining various skills and approaches, Shinsei provides customized banking services to a wide range of customers.

EXHIBIT A-25

For Immediate Press Release

Shinsei Bank announces Quarterly Information for the 1st Quarter of Fiscal 2003

Tokyo (Friday, August 1, 2003)—Shinsei Bank, Limited ("Shinsei Bank") today announced its quarterly information of the first quarter of fiscal year 2003 (April 1 to June 30, 2003).
The attached information was disclosed voluntarily by Shinsei Bank based on the "Front-Loaded Reform Program" of the Ministerial Meeting on Economic Measures and the "Program for Structural Reform of Securities Markets" of the Financial Service Agency.
The information in this press release is unaudited.

Information as of the end of June 2003

1. Disclosure of Problem Loans ---to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen)

	as of June 03 <Result* (a)>	as of Mar 03 <Result (b)>	changes <(a)-(b)>
Bankrupt and Quasi-Bankrupt	32.3	35.7	(3.4)
Doubtful	104.9	99.0	5.9
Substandard	68.0	98.4	(30.4)
Total	205.2	233.2	(28.0)

*Result: based on self-assessment as of the end of June 2003.

2. Capital Adequacy Ratio

<Consolidated>

	as of Sep 03 <Estimated*>
Capital Ratio	about 20%
Tier 1 Ratio	about 14%

* The actual ratios as of September 2003 are subject to change.

(Reference)

as of Mar 03 <Result>
20.10%
14.27%

3.Deposit & Debenture <Non-consolidated>

(in billions of Yen)

	as of June 03	as of Mar 03	changes
Deposits & Debentures (including NCD)	4,096.9	4,491.3	(394.5)
Deposits from individuals	1,537.7	1,473.3	64.4
Term Deposits	1,145.0	1,115.1	29.8

4. Summary of Unrealized Gains or Losses on Securities & Derivatives

4.1. Securities Available-for-Sale <Non-consolidated>

(in billions of yen) | <Reference> (in billions of yen)

	as of June 30, 2003 *				as of March 31, 2003			
	Market Value	Net Appraisal	Gains	Losses	Market Value	Net Appraisal	Gains	Losses
Japanese Stocks	3.4	0.0	0.1	0.1	2.0	(0.2)	0.0	0.2
Japanese Bonds	1,189.1	5.1	6.3	1.2	1,374.3	11.3	11.7	0.4
Others	245.2	18.8	24.0	5.1	269.9	12.4	21.6	9.2
Total	1,437.7	23.9	30.4	6.4	1,646.2	23.5	33.3	9.8

*1: Net Appraisals (Gains/Losses) as of the end of June-2003 are calculated by book value after amortization and before devaluation.

*2: Shinsei Bank has no Securities Being Held to Maturity.

4.2. Derivatives <Consolidated>

(a) Interest Rate-Related Transactions (in billions of Yen) | <Reference> (in billions of Yen)

	as of June 30, 2003			as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Interest Rate Futures (Listed)	227.0	(0.1)	(0.1)	34.4	(0.0)	(0.0)
Interest Rate Options (Listed)	884.9	1.4	(0.0)	–	–	–
Interest Rate Swaps (OTC)	6,449.3	(12.4)	(12.4)	6,038.8	20.1	20.1
Interest Rate Options (OTC)	2,999.2	2.1	3.5	1,853.2	2.3	3.4
Total		(8.9)	(9.0)		22.4	23.5

*1 Derivatives for which hedge accounting was adopted are excluded from the above table.

*2 The market values (listed) represent the closing price on the Tokyo Financial Future Exchange and other exchange at the date.The market values of over-the-counter transactions are calculated mainly by using the discounted present value or an option pricing model.

(b) Currency-Related Transactions (in billions of Yen) | <Reference> (in billions of Yen)

	as of June 30, 2003			as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Currency Swaps(OTC)	457.6	(3.1)	(3.1)	492.4	(2.5)	(2.5)

*1 Swaps for which hedge accounting was adopted and mentioned in *3 bellow were excluded from the table above.

*2 Market values are calculated by using the present value of estimated cash flows.

*3 Contract value or notional principal of the currency swap which were accounted for an accrual basis were as follows:
(Currency Swaps which were accounted for an accrual basis were excluded from the table below because of application of hedge accounting from this quarter.)

<Reference> (in billions of Yen)

	as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Currency Swaps (accrued)	95.7	0.2	0.2

And contractual values of the forward foreign exchange contracts and currency options that were marked to market were as follows:
(Forward foreign exchange contracts and currency options that were marked to market were excluded from the table below because of application of hedge accounting from this quarter.)

<Reference> (in billions of Yen)

	as of March 31, 2003
	Contractual Value or Notional Principal Amount
Forward Foreign Exchange	333.8
Currency Options	111.5

4.2. Derivatives <Consolidated> --continued--

(c) Equity --Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of June 30, 2003			as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Equity Price Index Futures (Listed)	3.6	0.0	0.0	0.3	(0.0)	(0.0)
Equity Price Index Options (Listed)	10.8	0.6	(0.2)	16.9	0.0	(0.0)
Equity Options (Listed)	1.0	0.1	(0.0)	3.6	0.2	(0.0)
Equity Options (OTC)	–	–	–	–	–	–
Equity Swaps (OTC)	–	–	–	–	–	–
Other (OTC)	1.5	0.2	(0.2)	0.1	0.0	(0.0)
Total		0.9	(0.4)		0.2	(0.1)

*1 Derivatives mentioned above were marked to market.

*2 The market values (listed) represent the closing price on the Tokyo Stock Exchange and other exchange at the time.The market values of over-the-counter transactions are calculated by using an option pricing model.

(d) Bond --Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of June 30, 2003			as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Bond Futures (Listed)	96.3	0.6	0.6	21.5	0.0	0.0
Bond Future Options (Listed)	48.1	0.2	0.0	–	–	–

*1 Derivatives mentioned above were marked to market.

*2 The market values represent the closing price on the Tokyo Stock Exchange and other exchange at the time.

(e) Commodity --Related Transactions ... No outstanding positions

(f) Credit-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of June 30, 2003			as of March 31, 2003		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Credit Default Options (OTC)	86.5	0.4	0.4	90.2	0.3	0.3

*1 Derivatives mentioned above were marked to market.

*2 The market values are calculated by using the present value of estimated cash flows.

4.3. Derivatives for which hedge accounting was adopted <Consolidated>

[Contract amount of interest rate swaps (to whihch deferred hedge accounting is applied), classified by maturity.]

(in billions of yen) <Reference> (in billions of yen)

	as of June 30, 2003				as of March 31, 2003			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Interest Rate Swaps / Total contract amount	52.6	237.7	223.0	513.3	343.0	442.7	290.5	1,076.3
Receivable fixed rate / Payable floating rate	47.6	200.6	6.7	254.9	297.5	258.0	14.6	570.3
Receivable floating rate / Payable fixed rate	3.0	37.1	216.3	256.4	43.5	184.7	275.8	504.0
Receivable floating rate/Payable floating rate	2.0	–	–	2.0	2.0	–	–	2.0
Currency Swaps / Total contract amount	111.3	217.0	79.0	407.3	113.8	248.6	95.0	457.4

EXHIBIT A-26

Shinsei Bank and Anabuki Kosan to Develop Housing Loan Program

-- First Program in Japan Funded through Securitization --

Tokyo (Friday, July 18, 2003)—Housing developer Anabuki Kosan Inc. ("Anabuki Kosan") and Shinsei Bank, Limited ("Shinsei Bank") have entered into a Joint Business Agreement to develop a new housing loan program funded through securitization. Anabuki Kosan and Shinsei Bank will offer long-term, low fixed-interest rate housing loans to Anabuki customers. These loans will then be securitized by Shinsei Bank in order to provide consistent and inexpensive funding to the program. This program is the first of its kind in Japan and will be launched on September 1, 2003.

The housing loans will be offered to purchasers of condominiums sold by Anabuki Kosan and will feature:

(1) Fixed interest rates for the term of the loan (maximum 30 years)
(2) Refinancing and prepayment options
(3) Low interest rates made possible by the funding and operational structure
(4) Quick processing operations that leverage Shinsei's strong IT capabilities

By leveraging Shinsei Bank Group's strong network of specialists to provide financing, servicing, operations and securitization, the program costs will remain low. These savings will then passed on to the customers through low interest rates.

As outlined in the attached schematic of the program, Shinsei Bank Group member Equion Co., Ltd. (headquartered in Minato-ku, Tokyo; President Katsumi Nagashima) will underwrite and originate the loans to Anabuki Kosan customers. The loans will then be assigned to Shinsei Trust & Banking Co., Limited (headquartered in Chiyoda-ku, Tokyo; President Hideyuki Nose) and securitized by Shinsei Bank. The housing loans will be serviced by Shinsei Servicing Company (headquartered in Chiyoda-ku, Tokyo; President Atsuhiko Seki), which is the first rated mortgage servicer in Japan.

By establishing a housing loan program through a direct alliance between a property developer and a bank handling securitization, Anabuki Kosan and Shinsei Bank's aim is to provide flexible lending terms and conditions that meet the needs and credit conditions of property buyers.

Anabuki Kosan is the first Japanese condominium developer to enter into a housing loan program funded through securitization. In the future, Anabuki Kosan plans to develop similar programs involving other businesses associated with housing loans, such as fire insurance.

Shinsei Bank Group utilizes their strong know-how in the areas of lending, securitization, IT and operations to provide consistent service and affordable funding. After the abolishment of the Government Housing Loan Corporation at the end of FY 2006, which currently fills part of this role in the Japanese financial community, this program will continue to offer loans at stable, low, long-term fixed interest rates. Shinsei plans to extend this program to other property developers and expand into other types of property in the near future.

Anabuki Kosan Inc. http://www.anabuki.ne.jp/ (Japanese only)

Anabuki Kosan Inc. was established in May 1964 as a condominium developer. Anabuki Kosan constructs approximately 1,000 condominium units annually in the Chugoku and Shikoku areas and is developing a comprehensive program of real estate business services. Anabuki Kosan also supplied 150 blocks of "Alpha Series" condominiums, totaling 7,328 homes. Anabuki Kosan is not affiliated with Anabuki Construction Inc.

Headquarter:	7-12, Kajiyamachi, Takamatsu, Kagawa Pref.
President:	Tadatsugu Anabuki
Capital:	100 million yen
Employees:	225
Total assets:	23.6 billion yen
Sales:	26.0 billion yen (as of June 2003 forecast)

Shinsei Bank, Limited http://www.shinseibank.com/

Shinsei Bank, Limited is a leading innovator in Japan's financial services industry. Formerly Long Term Credit Bank, Shinsei Bank is the first Japanese bank operating under international ownership. Leveraging long-term customer relationships and knowledge, Shinsei Bank aims to create new benchmarks for investment and retail banking in Japan. The Bank provides a wide range of services, from state-of-the-art consumer banking products and technology, to cutting-edge advisory services including securitization, non-recourse loans, syndicated loans, corporate advisory, asset management and enhanced financial market activities.

Headquarter:	1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo
President:	Masamoto Yashiro
Capital:	451.2 billion yen
Employees:	2,252
Total assets:	6.70 trillion yen

Deposits and Debentures (including NCDs): 4.49 trillion yen

(As of March 2003, consolidated basis)

Attachment

Scheme of the New Housing Loan Program



Purchaser
Sale of Property
Loan Development
Introduction
Evaluation
Origination
Servicing
Anabuki Kosan
Shinsei Bank
Borrower Information
Beneficial Interest
Equion
Mortgage Loan
Beneficial
Interest
Shinsei Trust
Shinsei Servicer
Consignment
of Servicing
Hold/
Securitization

EXHIBIT A-27

INFORMATION SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
June 25, 2003

Shinsei Bank Announces Organizational Changes

Tokyo (Wednesday, June 25, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today the following organizational changes.

1. Organizational Changes

   (1) The Housing Loan Division is integrated into the Retail Loan Division to promote real estate loan products for retail business including housing loans efficiently and comprehensively.

   (2) The Corporate Revitalization Division will be reorganized to the "Business Solution Division (BSD) I" and the "BSD II" to enhance solution business for corporate revitalization.

2. Effective Date

   (1) June 25, 2003

   (2) July 1, 2003

EXHIBIT A-28

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
June 5, 2003

Shinsei Bank to Open "Futakotamagawa Branch"

Tokyo (Thursday, June 5, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it will open its "Futakotamagawa Branch" (commonly called the "Futakotamagawa Financial Center", Address: 2-23-2, Tamagawa, Setagaya-ku, Tokyo) on June 25 in front of Futakotamagawa Station on the Tokyu Denen-toshi Line.

Located on the way to the Tamagawa Takashimaya Shopping Center from the Futakotamagawa Station, the Futakotamagawa Financial Center is a convenient place for customers to do their banking while shopping. Because the Financial Center will be open until 7:00 pm, customers can also visit it on their way home from work. The ATM corner, available 24 hours a day 365 days a year, is equipped with personal computers for Internet transactions and IP phones directly connected to Shinsei Bank's Call Center. Using a combination of the latest technology, optimized processing and coordination with Shinsei's Call Center, Internet, and Operations Services Center, the Futakotamagawa Financial Center will offer the same high-quality products and services available at Shinsei's other Financial Centers.

With the opening of the Futakotamagawa Financial Center, Shinsei Bank will have 30 retail-banking locations in Japan, comprising 29 branches and 1 sub-branch. Shinsei always seeks to improve its user-friendly approach to banking that customers have come to know and appreciate, and to invite more customers by enhancing its network of Financial Centers.

<u>Futakotamagawa Branch</u>

Address:	2-23-2, Tamagawa, Setagaya-ku, Tokyo
Opening date:	Wednesday, June 25, 2003, from 9:00am
Business hours:	From 9:00 am to 7:00 pm on weekdays (ATM services available 24 h/365 days)
Services provided:	Comprehensive PowerFlex account transactions as well as consulting services for asset management

Attachment

Map to the Futakotamagawa Financial Center

▪Futakotamagawa Financial Center



Tokyu Denentoshi Line
To Shibuya
To Kitami
To Yoga
East Bldg.
To Denenchofu
Futakotamagawa SFC
Tamagawa Takashimaya Dept.
Route 246
Tokyu Ooimachi Line
To Jiyugaoka
Tokyu Hands .
South Bldg.
Tokyu Store
To Mizonokuchi
To Mizonokuchi
Futakotamagawa Sta.

EXHIBIT A-29

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8,Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release:

Shinsei Bank Announces Financial Results for Fiscal 2002

-- Consolidated Net Income of JPY 53.0 billion
-- Non-interest income represents 40% of total revenue
-- Non-Performing Assets decreased by 79%
-- Capital Adequacy Ratio increased to 20.10%

Tokyo (Monday, May 26, 2003) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for the fiscal year 2002 (FY2002), which ended on March 31, 2003.

Profit & Loss

Consolidated

For FY2002, Shinsei Bank posted consolidated Net Income After Tax of 53.0 billion yen, down from 61.2 billion yen in FY2001. The decrease was partly due to an approximately 20 billion yen cost associated with the disposition and devaluation of US corporate bond investments reflecting the tough US economic environment. This decrease was off set by an increase in fees and commissions, higher trading income, and net credit recoveries.

Consolidated Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) was 41.8 billion yen. This figure is reported for regulatory purposes and indicates core earnings before credit cost.

Non-consolidated

The Bank posted Gross Business Profit (gyomu so-rieki, or revenue) of 108.9 billion yen on a non-consolidated basis, down from 123.8 billion yen in FY2001. The decrease was partly due to the approximately 20 billion yen cost associated with the disposition and devaluation of US corporate bond investments. This decrease was off set by an increase in fees and commissions, as well as in trading income, reflecting growth in the Bank's investment banking businesses.

Expenses on a non-consolidated basis decreased by 2.2 billion yen from FY2001 to 63.7 billion yen due to continued efforts to streamline operations.

Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) decreased by 12.7 billion yen to 45.3 billion yen.

Non-consolidated Net Income After Tax was 59.1 billion yen, including a 3.0 billion yen gain from returning substituted employee pension to the government, a 10.1 billion yen net credit recovery, and a 7.4 billion recognition of deferred tax assets.

Non-consolidated Net Income of 59.1 billion yen exceeded 58.6 billion yen, the amount set in the Plan for Restoring Sound Management ("the Plan") submitted to the Financial Services Agency as the Bank's annual target for FY2002. Expense of 63.7 billion yen was below the 70.0 billion yen target amount set in the Plan for FY2002.

Balance Sheet (non-consolidated)

On the assets side, Loans and Bills Discounted stood at 3.6732 trillion yen as of the end of March 2003, a decrease of 1.339 trillion yen from the end of March 2002. This was attributed to a reduction of approximately 1.1 trillion yen in loans to borrowers categorized as "Need Caution" and below; this included the disposal of about 660 billion yen in nonperforming loans, or loans to borrowers categorized as "Need Special Supervision" and below, through measures such as direct write-offs and assignments.

As for loans to small- and medium-sized enterprises, the Bank believes it achieved the target volume set in the Plan, although the official result has yet to be determined.

On the liabilities side, Debentures decreased from the end of March 2002 by 846.8 billion yen to 1.8884 trillion yen, while total Deposits and NCDs increased by 218.9 billion yen to 2.6029 trillion yen. In particular, retail deposits increased more than 600 billion yen in FY2002, reflecting the successful implementation of the Bank's strategy to put more weight on deposits in its funding.

Asset Quality (non-consolidated)

The total bad assets classified "Substandard (or Need Special Supervision)" (yo-kanri) or below decreased by 880.4 billion yen from the end of March 2002 to 233.2 billion yen, well below the target of 300 billion yen. The majority of the reduction was due to the Bank's collection efforts. These efforts were based on intensive discussions with borrowers, in some cases resulting in Shinsei Bank's supporting the securitization or liquidation of their assets. In addition, loan assignments were made to third parties other than the Deposit Insurance Corporation of Japan ("DIC"). The portion of bad assets returned to the DIC through the cancellation right represents approximately 30% of the total reduction of bad

assets achieved in FY2002. The ratio of bad assets to total credit decreased to 5.7%. The Bank took a more conservative approach in reserve provisioning, including applying DCF (discounted cash-flow) methods. As a result, the balance of Reserve for Loan Losses stood at 216.5 billion yen. As of March 2003, Shinsei Bank has virtually finished resolving its bad asset disposition as planned.

Capital Adequacy (consolidated)

The capital adequacy ratio on a consolidated basis stood at 20.10% and Tier 1 ratio at 14.27% as of the end of March 2003.

Performance Forecast for FY2003

For FY2003 ending March 31, 2004, the Bank forecasts Net Income of 65 billion yen on both a consolidated and non-consolidated basis.

President Yashiro's comment

At the press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of Shinsei Bank, stated the following:

"For the last three years we pursued two key strategies, one being to reduce nonperforming loans and strengthen our financial position, and the other to implement a new business model, including launching a full retail business and establishing investment banking business. Thanks to our customers' support, we believe we have achieved these goals in a satisfactory manner during the past three years."

"In the retail business, which will celebrate its second anniversary on June 5, 2003, we launched various new, creative products and services, including the comprehensive PowerFlex account. These services are supported by our totally renovated information technology with open architecture that has replaced legacy mainframe computer systems. We actively promote fee-free ATMs, internet banking and call center operations, all of which are available around-the-clock. We recently opened Shinsei Financial Centers in a shopping mall and large business complexes, including Roppongi Hills."

"Our customers continue to benefit from our ATM alliances with I-Y Bank and Keihin Electric Express Railway, and the number of PowerFlex accounts had increased to 320,000 at the end of April, with a total balance of 1.4 trillion yen. We hope our retail business will achieve break-even this summer."

"In the investment banking area, we recruited skilled and experienced personnel from outside the Bank, retrained existing staff, and have worked effectively leverage our substantial institutional customer base. We integrated the relationship management and products groups, enabling us to quickly provide sophisticated financial solutions to our institutional customers' challenging funding and business restructuring needs."

"These solutions include securitization, M&A, loan trading and non-recourse lending, all rather new to the traditional Japanese banking industry, and all with good growth potential. A new corporate revitalization team established in March 2003 has already started working with a number of customers, representing Shinsei's commitment to providing solutions."

"Total non-interest income on a consolidated basis represents approximately 40% of total gross business profit for FY2002, exceeding our initial target of 30% within three years."

"The greatest achievement over the last three years is the fact that, going forward, we can continue to be confident about the business model that we have chosen to follow."

"With our customers' support, we aim to maintain our financial strength and asset quality and to focus on long-term sustainable growth of business and profit. For FY2003, we hope to have non-interest income represent 50% of total revenue, further diversify and stabilize revenue sources, and increase our earning assets in order to better utilize our strong capital."

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division
Shinsei Bank, Limited
TEL: 81-3-5511-5013
FAX: 81-3-5511-5505

Financial Highlights - Consolidated

Balance Sheet data at the end of	Mar. 2003 (billions of yen) a	Mar. 2002 (billions of yen) b	change a-b	change %
Total Assets	**6,707.0**	8,069.6	-1,362.6	-16.9%
Loans and Bills Discounted	**3,502.3**	4,801.9	-1,299.6	-27.1%
Securities	**1,771.0**	1,462.3	308.7	21.1%
Cash and Due from Banks	**245.3**	342.1	-96.7	-28.3%
Debentures	**1,913.6**	2,786.4	-872.8	-31.3%
Deposits (including CDs)	**2,576.9**	2,260.8	316.2	14.0%
Total Stockholders' Equity	**679.8**	623.5	56.3	9.0%
Capital Adequacy Ratios	**20.10%**	17.04%	-	-
Risk Assets	**4,622.8**	5,759.2	-1,136.4	-19.7%

Profit for the Fiscal Years Ended	Mar. 2003 (billions of yen) a	Mar. 2002 (billions of yen) b	change a-b	change %
Total Operating Income	**201.2**	236.0	-34.8	-14.8%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**41.8**	58.8	-17.0	-29.0%
Net Operating Income *(keijo rieki)*	**34.0**	39.5	-5.5	-13.9%
Net Income	**53.0**	61.2	-8.2	-13.3%
Net Income per Share (yen)	**18.09**	21.11	-3.0	-0.1

* before general loan loss reserves, including gain/losses from loan trading business

References	Mar. 2003	Mar. 2002
Exchange Rate (¥/$)	**120.20**	133.20
Nikkei Average	**7,972.71**	11,024.94

Consolidated Balance Sheets - Assets : FY'01-FY'02

in millions of yen

	#	Mar.31,2003 a	Mar.31,2002 b	Change a-b	 %
Loans and Bills Discounted	1	**3,502,349**	4,801,904	-1,299,555	-27.1%
Foreign Exchanges	2	**10,273**	149,251	-138,977	-93.1%
Securities	3	**1,770,996**	1,462,281	308,714	21.1%
Money Held in Trust	4	**170,045**	172,835	-2,790	-1.6%
Trading Assets	5	**361,175**	443,972	-82,796	-18.6%
Other Debt Purchased	6	**201,943**	68,980	132,963	192.8%
Collateral Related to Securities Borrowing Transactions	7	**1,966**	-	1,966	-
Call Loans and Bills Bought	8	**536**	296,559	-296,023	-99.8%
Cash and Due from Banks	9	**245,337**	342,055	-96,718	-28.3%
Other Assets	10	**503,635**	486,605	17,030	3.5%
Premises and Equipment	11	**86,117**	82,565	3,552	4.3%
Deferred Discounts and Issuance Expenses on Debentures	12	**185**	469	-283	-60.3%
Deferred Tax Assets	13	**18,435**	17,695	740	4.2%
Customers' Liabilities for Acceptances and Guarantees	14	**50,544**	114,411	-63,866	-55.8%
Reserve for Loan Losses	15	**-216,570**	-370,033	153,462	-41.5%
Total Assets	16	**6,706,971**	8,069,554	-1,362,583	-16.9%
US$ / yen		**@120.20**	@133.20		

Consolidated Balance Sheets

-Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity : FY'01-FY'02

in millions of yen

	#	Mar.31,2003 a	Mar.31,2002 b	Change a-b	 %
Debentures	1	**1,913,556**	2,786,355	-872,798	-31.3%
Deposits	2	**2,246,888**	1,864,862	382,026	20.5%
Negotiable Certificates of Deposits	3	**330,034**	395,893	-65,858	-16.6%
Borrowed Money	4	**336,888**	459,272	-122,384	-26.6%
Trading Liabilities	5	**117,497**	173,580	-56,083	-32.3%
Commercial Paper	6	**-**	1,000	-1,000	-100.0%
Payables under Repurchase Agreements	7	**164,958**	-	164,958	-
Collateral-Related to Securities Lending Transactions	8	**397,344**	582,198	-184,854	-31.8%
Call Money and Bills Sold	9	**-**	329,900	-329,900	-100.0%
Foreign Exchanges	10	**13**	65	-52	-80.0%
Other Liabilities	11	**452,587**	707,042	-254,455	-36.0%
Reserve for Bonus Payable	12	**9,098**	8,584	513	6.0%
Reserve for Retirement Benefits	13	**5,856**	22,766	-16,909	-74.3%
Reserve for Loss on Disposition of Premises and Equipment	14	**450**	53	397	749.1%
Reserve for Loss on Sale of Bonds	15	**1,248**	-	1,248	-
Deferred Tax Liabilities	16	**-**	0	-0	-
Acceptances and Guarantees	17	**50,544**	114,411	-63,866	-55.8%
Total Liabilities	18	**6,026,968**	7,445,987	-1,419,019	-19.1%
Minority Interests in Subsidiaries	19	**166**	33	132	400.0%
Capital Stock	20	**451,296**	451,296	-	-
Capital Surplus	21	**18,558**	18,558	-	-
Retained Earnings	22	**194,666**	145,094	49,572	34.2%
Net Unrealized Gain or Loss on Securities Available-for-Sale, Net of Taxes	23	**13,243**	5,790	7,453	128.7%
Foreign Currency Translation Adjustments	24	**2,071**	2,794	-723	-25.9%
Treasury Stock, at Cost	25	**-0**	-0	-	-
Total Stockholders' Equity	26	**679,837**	623,534	56,303	9.0%
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	27	**6,706,971**	8,069,554	-1,362,583	-16.9%
US$ / yen		**@120.20**	@133.20		

Consolidated Statements of Income : FY'01-FY'02

in millions of yen

	#	FY'02 a	FY'01 b	Change a-b	Change %
Operating Income	1	**201,166**	235,967	-34,801	-14.7%
Interest Income	2	**111,289**	155,481	-44,192	-28.4%
Interest on Loans and Discounts	3	**88,848**	116,397	-27,548	-23.7%
Interest and Dividends on Securities	4	**14,158**	24,213	-10,054	-41.5%
Interest on Collateral Related to Securities Borrowing	5	**23**	0	23	-
Interest on Call Loans and Bills Discounted	6	**16**	180	-164	-91.1%
Interest on Deposits with Banks	7	**1,324**	4,538	-3,214	-70.8%
Other Interest Income	8	**6,917**	10,151	-3,234	-31.9%
Fees and Commissions	9	**20,767**	11,277	9,489	84.1%
Trading Revenue	10	**8,513**	1,912	6,601	345.2%
Other Business Income	11	**29,024**	35,648	-6,624	-18.6%
Other Operating Income	12	**31,570**	31,647	-77	-0.2%
Operating Expenses	13	**167,175**	196,511	-29,336	-14.9%
Interest Expenses	14	**45,172**	67,072	-21,899	-32.6%
Interest on Debentures	15	**20,213**	41,976	-21,762	-51.8%
Amortization of Discount on Debentures	16	**198**	1,148	-949	-82.7%
Interest on Deposits	17	**10,007**	4,737	5,270	111.3%
Interest on Negotiable C.D.s	18	**516**	661	-145	-21.9%
Interest on Borrowings	19	**12,179**	13,151	-972	-7.4%
Interest on Commercial Paper	20	**3**	56	-53	-94.6%
Interest on Bills Rediscounted	21	**10**	-	10	-
Interest on Collateral Related to Securities Lending	22	**311**	-	311	-
Interest on Call Money and Bills Rediscounted	23	**28**	15	13	86.7%
Other Interest Expenses	24	**1,702**	5,325	-3,623	-68.0%
Fees and Commissions	25	**4,183**	3,474	708	20.4%
Trading Expenses	26	**-**	126	-126	-
Other Business Expenses	27	**34,454**	21,452	13,002	60.6%
General and Administrative Expenses	28	**69,748**	69,514	234	0.3%
Other Operating Expenses	29	**13,616**	34,871	-21,255	-61.0%
Net Operating Income	30	**33,990**	39,455	-5,465	-13.9%
Extraordinary Income	31	**15,306**	10,593	4,712	44.5%
Profit on Property Sold	32	**371**	10,587	-10,216	
Bad Debt Recovered	33	**0**	4	-4	
Other Extraordinary Income	34	**14,933**	1	14,932	
Extraordinary Expenses	35	**2,966**	9,709	-6,743	-69.5%
Loss on Property Sold	36	**2,504**	9,419	-6,915	
Provision for Loss on Disposition of Premises and Equipment	37	**450**	53	397	
Other Extraordinary Expenses	38	**12**	237	-225	
Income before Income Taxes and Minority Interests	39	**46,330**	40,339	5,990	14.8%
Income Tax Expense - Current	40	**824**	314	510	162.4%
Income Tax Expense (Benefit) - Deferred	41	**-7,525**	-21,227	13,702	-64.5%
Minority Interest in Net Income of Consolidated Subsidiaries	42	**0**	32	-31	-
Net Income	43	**53,030**	61,219	-8,189	-13.4%
US$/yen		**@120.20**	@133.20		

Financial Data - Consolidated

1. Business Profit

in millions of yen

	FY'02	FY'01	Change	
	a	b	a-b	%
Gross Business Profit	**109,912**	127,328	-17,416	-13.7%
Net Business Profit (*jisshitsu gyomu jun-eki*)*	**41,771**	58,813	-17,042	-29.0%

* before general loan loss reserves, including gain/losses from loan trading business

2. Loan Loss Reserves

in billions of yen

	Mar.31, '03	Mar.31, '02	Change
	a	b	a-b
Loan Loss Reserves	**216.6**	370.0	-153.5
General	**96.4**	191.8	-95.4
Specific	**120.1**	178.1	-58.0
Country Risk	**0.1**	0.2	-0.1

3. Capital Adequacy Ratio

in billions of yen

	Mar.31, '03	Mar.31, '02	Change	
	a	b	a-b	%
Capital Adequacy Ratio	**20.10%**	17.04%	3.06%	
Tier I Capital	**659.8**	614.3	45.5	
Tier II Capital	**273.3**	368.1	-94.8	
Subordinated Debt included in Tier II	**244.4**	332.1	-87.7	
Risk Assets	**4,622.8**	5,759.2	-1,136.4	-19.7%

4. Risk Monitored Loan

in billions of yen

	Mar.31, '03	Mar.31, '02	Change	
	a	b	a-b	%
Loans under Bankruptcy	**13.4**	200.7	-187.3	-93.3%
(% of loans)	**(0.4%)**	(4.2%)	-3.80%	
Loans Past Due (Six Months)	**117.3**	475.2	-357.9	-75.3%
(% of loans)	**(3.3%)**	(9.9%)	-6.60%	
Loans Past Due Three Months or More	**74.3**	93.6	-19.3	-20.6%
(% of loans)	**(2.1%)**	(1.9%)	0.20%	
Restructured Loans	**24.3**	274.0	-166.2	-60.7%
(% of loans)	**(0.7%)**	(5.7%)	-5.00%	
Total	**229.4**	1,043.5	-814.1	-78.0%
(% of loans)	**(6.5%)**	(21.7%)	-15.20%	

ref. Total Loan Balance	**3,502,349**	4,801,904	-1,299,555	-27.1%

Financial Highlights - Non-Consolidated

Balance Sheet data at the end of	Mar. 2003 a	Mar. 2002 b	change a-b	%
	billions of yen			
Total Assets	**6,763.7**	8,366.6	-1,602.9	-19.2%
Loans and Bills Discounted	**3,673.2**	5,012.2	-1,339.0	-26.7%
Securities	**1,768.0**	1,493.0	275.0	18.4%
Corporate Equities	**21.5**	20.1	1.4	7.0%
Cash and Due from Banks	**242.7**	376.3	-133.6	-35.5%
Debentures	**1,888.4**	2,735.3	-846.8	-31.0%
Deposits (including CDs)	**2,602.9**	2,384.0	218.9	9.2%
Total Stockholders' Equity	**680.4**	617.3	63.0	10.2%

Profit for the Fiscal Years Ended	Mar. 2003 a	Mar. 2002 b	change a-b	%
	billions of yen			
Total Operating Income	**189.9**	220.5	-30.6	-13.9%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**45.3**	57.9	-12.7	-21.9%
Reference: (Bond Gains - net)	**-15.1**	-3.1	-12.0	386.8%
Net Operating Income *(keijo rieki)*	**38.1**	38.5	-0.4	-1.1%
Reference: (Stock Gains - net)	**-0.8**	-5.5	4.7	-85.6%
(Credit Cost)	**-10.1**	2.8	-12.9	-460.4%
Net Income	**59.1**	60.7	-1.6	-2.7%
Net Income per Share (yen)	**20.32**	20.93	0.61	
Dividend per Share (yen) Common	**1.11**	1.11	-	
Preferred II	**13.00**	13.00	-	
Preferred III	**4.84**	4.84	-	

* before general loan loss reserves, including gain/losses on money held in trust

References	Mar. 2003	Mar. 2002
Exchange Rate (¥/$)	**120.20**	133.20
Nikkei Average	**7,972.71**	11,024.94

Non-Consolidated Balance Sheet - Assets : FY'01-FY'02

in millions of yen

	#	Mar.31,2003	Mar.31,2002	Change	
		a	b	a-b	%
Loans	1	**3,673,158**	5,012,174	-1,339,016	-26.7%
Loans on Deeds	2	**2,774,443**	3,153,592	-379,148	-12.0%
Loans on Notes	3	**465,132**	1,277,126	-811,994	-63.6%
Overdrafts	4	**432,604**	579,417	-146,812	-25.3%
Bills Discounted	5	**977**	2,038	-1,060	-52.0%
Foreign Exchanges	6	**10,273**	149,251	-138,977	-93.1%
Foreign Bills Bought	7	**2**	559	-556	-99.5%
Foreign Bills Receivable	8	**4,130**	3,128	1,002	32.0%
Due from Foreign Banks	9	**6,140**	145,563	-139,423	-95.8%
Securities	10	**1,768,003**	1,493,048	274,955	18.4%
Government Bonds	11	**1,347,805**	938,413	409,391	43.6%
Local Government Bonds	12	**20**	29	-8	-27.6%
Corporate Bonds	13	**86,629**	49,683	36,945	74.4%
Equities	14	**21,510**	20,079	1,430	7.1%
Other Securities	15	**312,036**	484,841	-172,804	-35.6%
Money Held in Trust	16	**176,692**	130,328	46,363	35.6%
Trading Assets	17	**356,406**	591,014	-234,607	-39.7%
Trading Securities	18	**212,168**	247,637	-35,469	-14.3%
Securities Related to Trading Securities	19	**31,108**	-	31,108	-
Derivatives of Securities Related to Trading Transactions	20	**5**	-	5	-
Trading-Related Financial Derivatives	21	**113,124**	343,376	-230,252	-67.1%
Commercial Paper and Other Debt Purchased	22	**127,072**	2,798	124,274	4441.5%
Collateral Related to Securities Borrowing Transactions	23	**1,966**	122,394	-120,428	-98.4%
Call Loans	24	**536**	296,559	-296,023	-99.8%
Cash and Due from Banks	25	**242,713**	376,301	-133,587	-35.5%
Cash	26	**24,218**	28,114	-3,895	-13.9%
Due from Banks	27	**218,495**	348,186	-129,691	-37.2%
Other Assets	28	**495,490**	345,069	150,421	43.6%
Prepaid Expenses	29	**674**	861	-187	-21.7%
Accrued Income	30	**36,457**	42,419	-5,961	-14.1%
Margin on Future Transactions	31	**595**	69	526	762.3%
Suspense Payment on Future Transactions	32	**15**	30	-14	-46.7%
Derivatives	33	**20,124**	36,065	-15,940	-44.2%
Deferred Loss of Hedge Transactions	34	**42,546**	13,326	29,219	219.3%
Financial Stabilization Donation Fund	35	**70,239**	70,239	-	-
Others	36	**324,838**	182,058	142,780	78.4%
Premises and Equipment	37	**21,912**	17,375	4,537	26.1%
Land, Buildings and Others	38	**15,287**	10,243	5,043	49.2%
Suspense Payment for Construction in Progress	39	**509**	1,104	-595	-53.9%
Security Deposit and Others	40	**6,115**	6,026	88	1.5%
Deferred Discounts and Issuance Expenses on Debentures	41	**163**	345	-182	-52.8%
Deferred Discounts on Debentures	42	**26**	176	-149	-84.7%
Deferred Expenses for Issuance of Debentures	43	**136**	169	-32	-18.9%
Deferred Tax Assets	44	**18,330**	17,644	685	3.9%
Customers' Liabilities for Acceptances and Guarantees	45	**87,580**	183,783	-96,202	-52.3%
Reserve for Possible Loan Losses	46	**-216,590**	-371,461	154,870	-41.7%
Total Assets	47	**6,763,710**	8,366,626	-1,602,916	-19.2%
US$ / yen		**@120.20**	@133.20		

Non-Consolidated Balance Sheet
- Liabilities and Stockholders' Equity : FY'01-FY'02

in millions of yen

	#	Mar.31,2003 a	Mar.31,2002 b	Change a-b	Change %
Debentures	1	**1,888,405**	2,735,251	-846,846	-31.0%
Deposits	2	**2,272,868**	1,988,139	284,729	14.3%
Time Deposits	3	**1,537,035**	1,239,561	297,474	24.0%
Deposits at Notice	4	**36,362**	71,565	-35,202	-49.2%
Saving Deposits	5	**526,450**	497,797	28,652	5.8%
Current Account	6	**21,253**	26,231	-4,978	-19.0%
Others	7	**151,765**	152,982	-1,216	-0.8%
Negotiable Certificates of Deposits	8	**330,034**	395,893	-65,858	-16.6%
Borrowed Money	9	**358,259**	515,061	-156,802	-30.4%
Trading Liabilities	10	**118,255**	347,667	-229,411	-66.0%
Derivatives of Securities Related Trading Transactions	11	**4**	-	4	-
Trading-related Financial Derivatives	12	**118,251**	347,667	-229,415	-66.0%
Bills Sold	13	**-**	169,100	-169,100	-
Commercial Paper	14	**-**	1,000	-1,000	-
Payables under Repurchase Agreement	15	**164,958**	-	164,958	-
Collateral-Related Securities Lending Transactions	16	**397,344**	582,198	-184,854	-31.8%
Call Money	17	**-**	160,800	-160,800	-
Foreign Exchanges	18	**8,918**	66	8,852	13412.1%
Foreign Bills Payable	19	**10**	0	10	-
Due to Foreign Banks	20	**8,907**	65	8,842	13603.1%
Other Liabilities	21	**441,904**	639,750	-197,845	-30.9%
Accrued Expenses	22	**46,318**	57,867	-11,549	-20.0%
Income Taxes Payable	23	**30**	34	-4	-11.8%
Unearned Revenue	24	**3,946**	6,403	-2,457	-38.4%
Borrowed Securities	25	**-**	123,426	-123,426	-
Suspense Receipt on Futures Transactions	26	**0**	69	-68	-
Derivatives	27	**63,923**	51,204	12,719	24.8%
Payables on Trading Transactions	28	**-**	95,863	-95,863	-
Others	29	**327,684**	304,880	22,804	7.5%
Reserve for Bonuses Payable	30	**7,293**	7,802	-509	-6.5%
Reserve for Employee Retirement Benefit	31	**5,813**	22,732	-16,919	-74.4%
Reserve for Loss on Disposition of Premises and Equipment	32	**450**	53	397	749.1%
Reserve for Loss on Sale of Bonds	33	**1,248**	-	1,248	-
Acceptances and Guarantees	34	**87,580**	183,783	-96,202	-52.3%
Total Liabilities	35	**6,083,335**	7,749,299	-1,665,963	-21.5%
Capital Stock	36	**451,296**	451,296	-	-
Capital Surplus	37	**18,558**	18,558	-	-
Additional Paid-in Capital	38	**18,558**	18,558	-	-
Retained Earnings	39	**197,320**	141,687	55,633	39.3%
Appropriated for Legal Reserve	40	**2,756**	2,064	692	33.5%
Undivided Profit (Deficit) at Term End	41	**194,564**	139,622	54,941	39.3%
Net Income (Net Loss)	42	**59,091**	60,738	-1,647	-2.7%
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	43	**13,199**	5,785	7,413	128.1%
Treasury Stock, at Cost	44	**-0**	-0	-	-
Total Stockholders' Equity	45	**680,374**	617,327	63,047	10.2%
Total Liabilities and Stockholders' Equity	46	**6,763,710**	8,366,626	-1,602,916	-19.2%
US$ / yen		**@120.20**	@133.20		

Non-Consolidated Statement of Income : FY'01-FY'02

in millions of yen

	#	FY'02	FY'01	Change	
		a	b	a-b	%
Operating Income	1	189,919	220,531	-30,612	-13.9%
Interest Income	2	120,196	163,060	-42,864	-26.3%
Interest on Loans and Discounts	3	90,594	117,632	-27,038	-23.0%
Interest and Dividends on Securities	4	21,538	29,518	-7,979	-27.0%
Interest on Bills Discounted	5	3	5	-1	-20.0%
Interest on Call Loans	6	13	174	-161	-92.5%
Interest on Collateral Related to Securities Borrowing	7	23	19	3	15.8%
Interest on Deposits with Banks	8	1,535	5,271	-3,736	-70.9%
Interest on Swaps	9	5,037	9,744	-4,706	-48.3%
Other Interest Income	10	1,449	692	756	109.2%
Fees and Commissions	11	18,399	10,908	7,490	68.7%
Domestic and Foreign Exchange Commissions	12	230	258	-27	-10.5%
Others	13	18,168	10,650	7,518	70.6%
Trading Revenue	14	2,807	561	2,245	400.2%
Revenue from Trading Securities and Derivatives	15	314	541	-227	-42.0%
Revenue from Securities and Derivatives Related to Trading Transactions	16	467	19	447	2352.6%
Revenue from Trading-Related Financial Derivatives Transactions	17	1,556	-	-1,556	-
Other Trading Revenue	18	469	-	469	-
Other Business Income	19	7,953	10,448	-2,495	-23.9%
Income on Foreign Exchange Transactions	20	-	2,260	-2,260	-
Income on Sales of Investment Bonds	21	7,494	3,985	3,508	88.0%
Income on Investment Bonds Redeemed	22	71	-	71	-
Others	22	387	4,202	-3,814	-90.8%
Other Operating Income	23	40,562	35,551	5,011	14.1%
Gains on Sales of Stocks and Other Equity-Related Securities	24	3,597	5,417	-1,820	-33.6%
Gains on Money Held in Trust	25	33,573	26,760	6,813	25.5%
Others	26	3,391	3,373	17	0.5%
Operating Expenses	27	151,830	182,047	-30,217	-16.6%
Interest Expenses	28	45,569	70,508	-24,939	-35.4%
Interest on Coupon Debentures	29	19,000	37,227	-18,227	-49.0%
Amortization of Discount on Debentures	30	198	1,148	-949	-82.7%
Interest on Deposits	31	10,474	7,755	2,719	35.1%
Interest on Negotiable C.D.s	32	516	661	-145	-21.9%
Interest on Borrowings	33	13,332	18,313	-4,981	-27.2%
Interest on Bills Rediscounted	34	0	17	-17	-
Interest on Commercial Paper	35	0	15	-15	-
Interest on Call Money	36	28	38	-9	-23.7%
Interest on Payables under Repurchase Agreements	37	10	-	10	-
Interest on Collateral Related to Securities Lending	38	311	117	194	165.8%
Other Interest Expenses	39	1,697	5,213	-3,516	-67.4%
Fees and Commissions	40	3,824	3,441	383	11.1%
Domestic and Foreign Exchange Commissions	41	404	121	282	233.1%
Others	42	3,420	3,319	100	3.0%
Trading Expenses	43	-	300	-300	-
Expenses on Trading-Related Financial Derivatives Transactions	44	-	174	-174	-
Others	45	-	126	-126	-
Other Business Expenses	46	25,439	8,210	17,228	209.8%
Amortization of Expenses on Debenture Issuance	47	278	334	-56	-16.8%
Loss on Foreign Exchange Transactions	48	1,914	-	1,914	-
Loss on Sales of Investment Bonds	49	5,583	5,485	97	1.8%
Loss on Investment Bonds Redemption	50	0	-	0	-
Devaluation of Investment Bonds	51	17,074	1,618	15,456	955.3%
Expenses on Derivatives	52	332	771	-439	-56.9%
Others	53	255	-	255	-
General and Administrative Expenses	54	65,278	66,867	-1,589	-2.4%
Other Operating Expenses	55	11,718	32,717	-20,999	-64.2%
Provision for Loan Losses	56	-	2,450	2,450	-
Write-Off of Bad Loans	57	381	159	221	139.0%
Loss on Sales of Stocks and Other Equity-Related Securities	58	294	866	-572	-66.1%
Loss on Devaluation of Stocks and Other Securities	59	4,098	10,033	-5,934	-59.1%
Loss on Money Held in Trust	60	510	6,766	-6,255	-92.4%
Provision to Reserve for Loss on Sale of Bonds	61	1,248	-	1,248	-
Others	62	5,185	12,442	-7,257	-58.3%
Net Operating Income	63	38,089	38,484	-394	-1.0%
Extraordinary Income	64	16,579	10,591	5,987	56.5%
Gain on Disposal of Premises and Equipment	65	371	10,587	-10,215	-96.5%
Recoveries of Written-Off Claims	66	0	4	-3	-
Others	67	16,206	-	16,206	-
Extraordinary Expenses	68	2,944	9,403	-6,459	-68.7%
Loss on Disposal of Premises and Equipment	69	2,494	9,350	-6,856	-73.3%
Provision to Reserve for Loss on Disposal of Premises and Equipment	70	450	53	397	749.1%
Income before Income Taxes	71	51,724	39,672	12,052	30.4%
Income Taxes Expense (Current)	72	71	137	-66	-48.2%
Income Taxes Expense (Deferred)	73	-7,438	-21,204	13,766	-64.9%
Net Income	74	59,091	60,738	-1,647	-2.7%
Profit Brought Forward from Previous Term	75	135,472	83,001	52,471	63.2%
Interim Dividends Paid	76	-	3,430	-3,430	-
Transfer to Legal Reserve	77	-	686	-686	-
Undivided Profit at Term End	78	194,564	139,622	54,941	39.3%
US$/yen		@120.20	@133.20		

Financial Data - Non-Consolidated

1. Business Profit

in millions of yen

	FY'02	FY'01	Change	
	a	b	a-b	%
Gross Business Profit *	**108,937**	123,788	-14,851	-12.0%
Net Business Profit (*jisshitsu gyomu jun-eki*) **	**45,264**	57,920	-12,656	-21.9%

* including gain/losses on money held in trust

** before general loan loss reserves, including gain/losses on money held in trust

2. Profitability (Domestic Business)

	FY'02	FY'01	Change
Average Yield on Earning Assets (a)	**1.55%**	1.90%	-0.35%
Loans	**2.10%**	2.01%	0.09%
Securities	**0.19%**	0.29%	-0.10%
Average Funding Cost (b)	**1.69%**	1.84%	-0.15%
Debentures	**0.84%**	1.10%	-0.26%
Deposits and Negotiable CDs	**0.35%**	0.16%	0.19%
Spread (a-b)	**-0.14%**	0.06%	-0.20%

Reference - Non-Consolidated

1. Risk Monitored Loans

in millions of yen <ref.>

		Mar.31,'03	Mar.31,'02	Change		Mar.31,'03
		a	b	a-b	%	Consolidated
Loans under Bankruptcy	A	13,234	200,693	-187,459	-93.4%	13,443
Loans Past Due (Six Months)	B	116,033	476,377	-360,344	-75.6%	117,321
Loans Past Due Three Months or More	C	74,310	93,075	-18,765	-20.2%	74,310
Restructured Loans	D	24,137	273,909	-249,772	-91.2%	24,297
A+B+C+D		227,715	1,044,056	-816,341	-78.2%	229,372
		(6.2%)	(20.8%)			(6.5%)

ref. Total Loan Balance	3,673,158	5,012,174	-1,339,016	-26.7%	3,502,349

2. Loan Loss Reserves

in millions of yen

	Mar.31, '03	Mar.31, '02	change
	a	b	a-b
General	96,557	192,350	-95,793
Specific	119,979	178,954	-58,975
Country Risk	53	156	-103
Total (E)	216,590	371,461	-154,871

3. Reserve Ratio

	Mar.31, '03	Mar.31, '02	change
	a	b	a-b
Reserve Ratio to Risk Monitored Loans (E / (A+B+C+D))	95.1%	35.6%	59.5%

4. Credit Cost

in millions of yen

	FY'02	FY'01
	a	b
Written-off Claims	381	159
Specific Reserve Provisioning	57,829	28,761
Loss on Sale of Other Loans	1,457	179
Reversal of Reserve for Loss on Sale of Bonds	1,248	-
Reversal of General Reserve for Loan Losses	-70,925	-26,156
Reversal of Country Risk Reserve	-90	-155
Total	-10,099	2,789

5. Problem Loans (Based on Financial Reconstruction Law)

in billions of yen

	Mar.31,'03	Mar.31,'02	Change	
			a-b	%
Bankruptcy	**35.7**	306.6	-166.3	-54.2%
Doubtful	**99.0**	440.1	70.0	15.9%
Special Supervision	**98.4**	367.0	-86.0	-23.4%
Total (A)	**233.2**	1,113.6	-182.4	-16.4%
Total Loan Balance (B)	**4,088.2**	5,565.7	-1,477.5	-26.5%
Ratio (A) / (B)	**5.7%**	20.0%	-14.3%	

ref. At or below "Need Caution" level	**482.3**	1,674.0	-397.5

6. Average Balance of Assets and Liabilities

in billions of yen

	FY'02	FY'01	Change	
	a	b	a-b	%
Deposits	**2,834.7**	2,774.6	60.2	2.2%
Debentures	**2,262.1**	3,468.3	-1,206.2	-34.8%
Loans & Bills Discounted	**4,128.8**	5,562.0	-1,433.1	-25.8%

EXHIBIT A-30

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

May 20, 2003

Shinsei Bank Announces Organizational Change

Tokyo (Tuesday, May 20, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today the following organizational change effective May 20, 2003.

1. Organizational Change

The "Investor Planning Division" is newly established in the Finance Group to determine the financial reporting strategy for stakeholder communications.

2. Effective Date

May 20, 2003

EXHIBIT A-31

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
April 25, 2003

Shinsei Bank Announces Organizational Change

Tokyo (Friday, April 25, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today the following organizational change effective May 1, 2003.

1. Organizational Change

The Secretariat, the Office of Statutory Auditors, and the Office of Executives will be integrated into the newly established "Office of Corporate Secretary" to streamline secretariat functions for managerial committees and organizations including the Board of Directors, the Board of Statutory Auditors, the Audit Committee, the Nomination and Compensation Committee, and the Management Committee.

2. Effective Date

May 1, 2003

EXHIBIT A-32

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
April 23, 2003

Shinsei Bank to Announce Projections for Fiscal Year 2002 Results

Tokyo (Wednesday, April 23, 2003) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its projected results for Fiscal Year 2002 ended March 31, 2003, as below.

1. Profit

	Forecast of non-consolidated results for Fiscal Year 2002	(Reference) Previously announced forecast (in Nov. 2002)
Actual Net Business Profit*	45.0 billion yen	48.0 billion yen
Net Income	59.0 billion yen	59.0 billion yen

*Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard

Shinsei Bank expects its Net Income to exceed 58.6 billion yen as stated in the Revitalization Plan.

Shinsei Bank also expects its consolidated Capital Adequacy Ratio to be approximately 20% as of March 31, 2003.

2. Disclosure of Problem Assets

<Problem Assets to be classified in categories under the Financial Revitalization Law>

(in billions of yen)

	As of March –2002(a)	As of September -2002	As of March –2003(b)	Changes from (b-a)
Bankrupt & Quasi -Bankrupt	306.6	274.7	35.7	-270.8
Doubtful	440.1	332.5	99.0	-341.0
Substandard	367.0	186.6	98.4	-268.5
Total	1,113.6	793.8	233.2	-880.4

In terms of Credit Cost, Shinsei Bank expects some net credit recovery in Fiscal Year 2002.

EXHIBIT A-33

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
April 18, 2003

Shinsei Bank to Open "Roppongi Hills Branch"

- The Only Banking Outlet with Full Retail Services Inside Japan's Largest Urban Renovation Project -

Tokyo (Friday, April 18, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it would open the "Roppongi Hills Branch" on April 25, replacing its Roppongi Branch, in the Roppongi Hills urban renovation complex (6-10-1 Roppongi, Minato-Ku, Tokyo). The grand opening of the complex will be on April 25. The Roppongi Hills Branch (commonly called the "Roppongi Hills Financial Center") will be the only banking outlet providing full-range retail services in the Roppongi Hills urban renovation area (as of April 25, 2003). The area expects to have over 100,000 visitors a day and about 20,000 people working in offices.

As a Shinsei Financial Center, the Roppongi Hills Branch will showcase Shinsei's revolutionary new style of retail banking, providing a full range of services that apply a combination of the latest technology, optimized processing and coordination with the call center, the Internet, and the operations service center.

The branch has two offices in the Roppongi Hills complex. One is located on the 6th floor of the Mori Tower office building, and another is located along Keyakizaka Street, a high-end brand shopping area. They will meet the banking needs of visitors, residents and people working in the complex. Shinsei will have its popular free ATM service available at three locations in the complex (in Metrohat/Hollywood Plaza connecting directly from Roppongi Station on the Hibiya Subway Line, at Roppongi Hills Residence, a high-end condominium, and in Food Magazine, a high-end supermarket).

Shinsei seeks to improve its user-friendly approach to banking that customers appreciate at business and commercial complexes like the Roppongi Hills Branch, and to expand its Financial Center network in pursuit of new customers.

<u>Roppongi Hills Branch</u>

Address:	Mori Tower, 6-10-1 Roppongi, Minato-Ku, Tokyo
Opening Date:	Friday, April 25, 2003, 9am
Business Hours:	From 11am to 7pm (ATM services available during Mori Tower's business hours)
Services Provided:	Comprehensive PowerFlex account transactions as well as consulting services for asset management

<u>Keyakizaka Street Sub-Branch of the Roppongi Hills Branch</u>

Address:	Keyakizaka Terrace, 6-15-1 Roppongi, Minato-Ku, Tokyo
Opening Date:	Friday, April 25, 2003, 9am
Business Hours:	From 11am to 7pm (ATM services available 24h/365 days)
Provided Services:	Same as above

Attachment

1- Map to the Roppongi Hills Financial Center


Roppongi Hills SFC 6F
Roppongi Hills SFC 1F
ZONE C
ZONE B
ZONE A
ZONE D
24h/365 ATM
ATM (B1F)

2- CG Image of the Roppongi Hills Financial Center



EXHIBIT A-34

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
April 17, 2003

Shinsei Bank to Securitize Housing Loans from a Japanese Regional Bank

-- 20 billion yen loan purchase from Fukushima Bank --

Tokyo (Thursday, April 17, 2003) - Shinsei Bank, Limited ("Shinsei Bank") today announced that it purchased housing loans worth 20 billion yen from Fukushima Bank, Ltd. ("Fukushima Bank", headquarters in Fukushima City; Kunitake KONNO, president) in an effort to arrange a securitization transaction for Japanese regional banks.

In the transaction, Fukushima Bank entrusted a housing loan pool it had originated to Shinsei Trust & Banking Co., Limited ("Shinsei Trust") and Shinsei Bank purchased a part of the trust beneficiary interest amounting to 20 billion yen. Shinsei Bank intends to securitize the loans with other financial institutions' housing loans and market them as geographically diversified securities to investors. Fukushima Bank will continue to service the housing loans in the trust as a servicer.

This is the first time Fukushima Bank has sold a housing loan pool to a third party. Through this transaction, Fukushima Bank will be able to diversify its funding for use in expanding their lending business.

Shinsei Bank believes that this new type of transaction is a solution for regional financial institutions' growing needs of funding diversification. Shinsei Bank intends to meet customers' needs by providing various products and services in the investment banking business area.

EXHIBIT A-35

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank Announces Organizational Change

Tokyo (Thursday, April 10, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced the following organizational change effective April 10, 2003.

1. Organizational Change

The "Treasury Division" was newly established in the Finance Group. The new Division is responsible for liquidity management, strategic funding policy, capital management, and balance sheet planning.

2. Effective Date

April 10, 2003

EXHIBIT A-36

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

April 4, 2003

Shinsei Servicer Obtained First Japanese Residential Mortgage Primary Servicer Rating

- RPS3+ rating assigned by Fitch Ratings –

Tokyo (Friday, April 4, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Servicing Company ("Shinsei Servicer"), a consolidated Shinsei subsidiary, was assigned a residential mortgage primary servicer rating of RPS3+(JPN) by Fitch Ratings. This is the first such assignment in its category in Japan.

The new rating reflects Shinsei Servicer's ability to service performing residential mortgages and meet reporting requirements of clients. Shinsei Servicer was assigned a commercial mortgage special servicer rating of CSS3+(JPN) in November 2002, and with the new rating, it is now recognized as a servicer with a wider range of servicing functions including primary and special servicing.

Servicing function is essential for securitization business, and Shinsei Bank aims to expand its securitization business into securitization deals outside the Shinsei Bank Group where it can utilize Shinsei Servicer.

Information about Shinsei Servicer

Company Name:	Shinsei Servicing Company
Address:	1-18-16, Shinbashi, Minato, Tokyo
Established:	October 19, 2001
Business License:	Minister of Justice License No. 63 Permitted on January 21, 2002
Capital:	¥ 500 million
President:	Atsuhiko Seki
Loan Balance:	About ¥ 280 billion (including backup servicing)

EXHIBIT A-37

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank Announces Organizational Changes

Tokyo (Tuesday, April 1, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced the following organizational changes effective April 1, 2003.

1. Organizational Changes

(1) In order to increase efficiency in the Retail Banking Group (RBG), the organization was changed as follows:

- The Retail Customer Sub-Group was terminated, and the Retail Bank Sub-Group and Divisions under the Retail Customer Sub-Group now report directly to the RBG. The "Retail Business Division" was newly created under the RBG to take over the functions currently held by the Retail Customer Sub-Group.
- The "Retail Loan Division" was established to develop loan products for individual customers.
- A Financial Center was organized for each of the branches, and the Retail Banking Division of each branch was renamed the "Financial Center".
- The Retail Loan Business Division, the Retail Marketing Division, the Retail Planning Division, and the SFC Management Division were respectively renamed the "Housing Loan Division", the "Marketing Division", the "Planning Division", and the "Channel Planning and Development Division".

(2) The following organizational change was made in order to intensify asset management business:

- In accordance with the opening of Shinsei Investment Management Co., Ltd. (SIM), Shinsei's investment trust and discretionary investment advisory subsidiary, the Asset Management Service Division was terminated. The Division's major function of providing investment products has been shifted to SIM. The Division's other function, providing product strategy and support for sales of investment trusts to institutional customers, has been moved to the Financial Institutions Business Sub-Group.

2. Effective Date

April 1, 2003

EXHIBIT A-38

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
March 31, 2003

Shinsei Bank to Acquire UK Subsidiary of Toa Reinsurance

Tokyo (Monday, March 31, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Bank and Castlewood Holdings Limited ("Castlewood Holdings") have agreed to jointly acquire all shares of The Toa-Re Insurance Company (U.K.) Limited ("Toa-Re UK"), a wholly-owned UK subsidiary of The Toa Reinsurance Company, Limited ("Toa Re Japan"). Toa Re Japan's headquarters are in Tokyo, Japan with total assets of ¥ 356.1 billion (as of the end of September 2002).

Toa-Re UK has underwritten reinsurance since 1980. After 1994, it stopped underwriting new reinsurance contracts but provided servicing on remaining reinsurances ("runoff liability"). Toa-Re UK's total assets were about £117 million as of the end of December 2001.

By acquiring and managing Toa-Re UK with Castlewood Holdings, which has extensive experience and expertise of reinsurance runoff management, Shinsei Bank can broaden a range of solutions in this area for Japanese financial institutions with overseas operations.

Castlewood Holdings is a Bermuda-based insurance service that specializes in management, acquisition and consultation of insurance and reinsurance companies. (Please refer to the attachment for information about the Castlewood Group.)

Attachment

Information About the Castlewood Group

Company Name:	Castlewood Holdings Limited
Established in:	2001
Address:	18 Queen Street, Hamilton HM 11, Bermuda
Management:	John Kane
	Dominic Silvester
	Paul O'Shea

Castlewood Holdings Limited was jointly formed by the senior management of Castlewood Limited, The Enstar Group, Inc. and Trident II, L.P. owing a one-third economic interest each in 2001. It has pursued the management and acquisition of insurance and reinsurance companies. Castlewood Limited, a Bermuda-based subsidiary of Castlewood Holdings Limited, has extensive experience in managing and acquiring reinsurance operations.

EXHIBIT A-39

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

March 31, 2003

Shinsei Bank to Open "Shiodome SIO-SITE Branch"

- The only banking outlet providing full-range retail services inside Japan's largest urban renovation project -

Tokyo (Monday, March 31, 2003) - Shinsei Bank, Limited ("Shinsei Bank") announced today that it would open the "Shiodome SIO-SITE Branch" on April 1, replacing its Hibiya Branch, in the Shiodome City Center urban renovation complex (1-5-2 Higashishinbashi, Minato-Ku, Tokyo). The Shiodome City Center will have a grand opening ceremony on April 10. The SIO-SITE Branch (commonly called the "SIO-SITE Financial Center") will be the center's only banking outlet that provides full-range retail banking services inside the Shiodome urban renovation area (as of April 1, 2003). It is expected that traffic to the complex will exceed over 100,000 visitors a day.

As a Shinsei Financial Center, the SIO-SITE Branch will showcase Shinsei's revolutionary new style of retail banking providing a full range of banking services using a combination of the latest technology, optimized processing and coordination with the call center, the Internet, and the operations services center. The Branch will serve people working in newly developed offices, shopping mall visitors, and the growing number of residents in luxury high-rise condominiums in and around the complex.

The SIO-SITE Branch is linked underground to five stations that service four lines including subways, the new transit Yurikamome and JR. A separate ATM corner will be located on the first floor of the Shiodome City Center together with deli, café and showroom. Shinsei plans to increase the number of its popular free ATM service locations in the Shiodome complex.

Shinsei seeks to improve its user-friendly approach to banking that customers appreciate at business and commercial complexes like the SIO-SITE Branch, and to expand its Financial Center network in pursuit of new customers.

<u>Shiodome "SIO-SITE" Branch</u>

Address:	1-5-2 Higashishinbashi, Minato-Ku, Tokyo
Opening Date:	Tuesday, April 1, 2003, 9am
Business Hours:	From 9am to 7pm
	ATM services available during Shiodome City Center's business hours (from 7am to midnight)
Provided Services:	Full range of transactions included Shinsei's comprehensive PowerFlex account and asset management consulting

Attachment

1- Map of Shiodome SIO-SITE Financial Center



Hama-Rikyu Gardens
Area-A
Caretta Shiodome
Dentsu Head Office
Area-D North1
Office
Hotel
Commercial Facilities
Area-D North3
Nittsu
Office
Oedo Line
Area-B
Matsushita Electronic
Shiodome City Center
Reconstructed Station
Shiodome Sta.
Area-D North2
Yurikamome Shiodome Sta.
Yurikamome Line
Area-C
Royal Park Hotel
Shiodome Tower
Shiseido
Nippon Television
Area-E
Kyodo Communications
Toppan Forms
Shiba Park Hotel
Ginza Line
Shinbashi Sta.
Asakusa Line
JR Shinbashi Sta.
Undergrand Walkways
Ginza Line
Asakusa Line
Yurikamome Line
Oedo Line

2- CG Image of Shiodome SIO-SITE Financial Center



3- Bird view of the entire Shiodome Urban Renovation Area



SHINSEI BANK 新生銀行

EXHIBIT A-40

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
March 27, 2003

Shinsei Investment Management to Start Operation

Tokyo (Thursday, March 27, 2003) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its fully-owned subsidiary, Shinsei Investment Management Co,. Ltd ("SIM"), was approved by the FSA as an Investment Trust and Discretionary Investment Advisory Company, and would open for business on April 1, 2003.

Shinsei Bank has been concentrating on asset management business including the distribution of mutual funds since its inception in March of 2000. Shinsei now seeks to obtain the facility to set up investment products independently, and provide progressive, efficient services through "Shinsei-Brand" investment products and product distribution.

SIM's unique properties will include the following:

1. SIM will function as a "manager of managers" that invests in selective investment products worldwide.

2. Shinsei's neutral and independent global network will allow SIM to create innovative "total return" investment products designed to increase the net value of its customer's assets.

Asset management businesses like SIM are another part of the Shinsei Bank group's plan to provide customers with the best possible services.

Attachment

About Shinsei Investment Management Co., Ltd.

Capital:	¥495 million	
Head Office:	1-8 Uchisaiwaicho, 2-Chome, Chiyoda-Ku, Tokyo 100-8501 (5F of Shinsei Bank Head Office)	
Officers:	President	Jun Daikuhara (Accession on April 1, 2003)
	Director, Chief Investment Officer	Yoshihisa Azuma
	Director (concurrent)	Masazumi Kato
	Auditor (concurrent)	Shinya Nagata
Employees:	15 (Including non full-time staff)	

EXHIBIT A-41

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release
March 18, 2003

Shinsei Bank to Open New In-Store "LaLaport Branch"

Full-range banking services throughout the year including Saturdays, Sundays and holidays

(except New Year's Day)

Tokyo (Tuesday, March 18, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it would open its first in-store branch, the LaLaport Branch, in TOKYO-BAY LaLaport shopping and entertainment complex on March 20, 2003 (LaLaport, Hamacho 2-1-1, Funabashi, Chiba). The LaLaport Branch (commonly called the "LaLaport Financial Center") will provide a full range of banking services throughout the year including Saturdays, Sundays and holidays except for New Year's Day.

The LaLaport Branch becomes Shinsei's first branch in Chiba Prefecture and will open at the grand reopening of LaLaport following large-scale renovation to commemorate the facility's 20th anniversary. As a Shinsei Financial Center, the new branch will showcase Shinsei's revolutionary new style of retail banking, with flexible hours from 10:00am to 8:00pm and weekend/holiday banking services all year long except for New Year's Day. Customers will be able to use Shinsei's ATM services 24-hours a day, 365 days a year. Using a combination of the latest technology, optimized processing and coordination with the call center, the Internet, and the operations services center, the branch will be able to offer the same high-quality products and services available at Shinsei's other Financial Centers.

Given the short preparation period that was required to efficiently establish an in-store Shinsei Financial Center, Shinsei is now looking into other possible locations to open them in a range of commercial areas and department stores. By expanding our Financial Center network, we aim to obtain new customers and further improve our user-friendliness approach to banking that Shinsei's customers appreciate.

LaLaport Branch Information

Address:	Hamacho 2-1-1, Funabashi, Chiba
Opening Date:	Thursday March 20, 2003, 10:00am
Business Hours:	10am to 8pm, 7 days a week (except for January 1)
	ATM services available 24 hours daily, 365 days a year
Services Provided:	Full range of transactions included with Shinsei's comprehensive
	PowerFlex account and asset management consulting

Map


Hotel Sun Garden LaLaport
新生銀行
LaLaport Fooddeco
Daiei LaLaport East
LALAPORT1
LaLaport West
Harbor Grill
LALAPORT2
LALAPORT3
Cinema10
Ebi River
Funabashi Race Track
Route 357
JR Keiyo Line
Minami-Funabashi St
LaLaport Tennis Court

LaLaport Financial Center


SHINSEI BANK
RTKL

EXHIBIT A-42

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank announces Organizational Change

Tokyo (Monday, March 3, 2003) – Shinsei Bank, Limited ("Shinsei Bank") announced the following organizational change effective March 3, 2003.

1. Organizational Change
   (1) The Specialty Products Division has been established in the Retail Customer Sub-Group, and now assumes a portion of the services formerly provided by the Asset Management Service Division to the Retail Banking Group. The Specialty Products Division is in charge of specialty investment products for both retail and institutional customers including structuring and maintaining funds.

   (2) The Remote Business Division in the Retail Banking Group was renamed the "Product Distribution Division".

2. Effective Date
   March 3, 2003

EXHIBIT A-43

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank announces Organizational Change

03 FEB 19 AM 7:21

Tokyo (Tuesday, February 18, 2003) -- Shinsei Bank, Limited ("Shinsei Bank") announced the following organizational change effective March 3, 2003. These changes will better enable the Bank to provide fast, tailored solutions to institutional customers' needs.

1. Organizational Change

   The Corporate Business Solution Sub-Group (CBSS) will be established, based on the re-organization of the existing Corporate Business Strategy Sub-Group. Included in CBSS will be the Corporate Business Strategy Division, which will integrate three existing Loan Divisions (Loan Division I, II, III). Also under CBSS will be the newly created Corporate Revitalization Division.

   The Corporate Revitalization Division will focus on the balance sheet challenges facing Shinsei Bank institutional customers, offering a wide variety of solutions for restructuring and business revitalization, including DIP financing. The new Division will help customers rebuild their businesses.

2. Effective Date

   March 3, 2003

EXHIBIT A-44

For Immediate Press Release

Shinsei Bank announces Quarterly Information for the 3rd Quarter of Fiscal 2002

Tokyo(Wednesday, February 5, 2003)--Shinsei Bank, Limited ("Shinsei Bank") today announced its quarterly information for the third quarter of fiscal year 2002 (October 1 to December 31, 2002). The attached information was disclosed voluntarily by Shinsei Bank based on the "Front-Loaded Reform Program" of the Ministerial Meeting on Economic Measures and the "Program for Structural Reform of Securities Markets" of the Financial Services Agency.
The information in this press release is unaudited.

Information as of the end of December 2002

1. Disclosure of Bad Assets ---to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen) (Reference)

	as of Dec-02 <Result* (a)>	as of Sep-02 <Result (b)>	changes <(a)-(b)>	as of June-02	as of Mar-02
Bankrupt and Quasi-Bankrupt	219.0	274.7	-55.7	267.3	306.6
Doubtful	203.6	332.5	-128.9	429.1	440.1
Substandard	149.7	186.6	-36.9	261.2	367.0
Total	572.3	793.8	-221.5	957.6	1,113.6

*Result: based on self-assessment as of the end of December 2002. Above figures are presented net of partial write-offs.

2. Capital Adequacy Ratio (Domestic Criteria)

<Consolidated> (Reference)

	as of Mar-03 <Estimated*>	as of Sep-02 <Result>
Capital Ratio	about 19%	19.92%
Tier 1 Ratio	about 13%	13.03%

*1 The forecast is base on the assumption that Perpetual Subordinated Loan in the amount of 46.6 billion yen borrowed from public fund in 1998 is redeemed at March 2003 after the designated procedure with Authorities.
*2 The actual ratios as of March 2003 are subject to change.

3.Depsit & Debenture <Non-consolidated>

(in billions of Yen)

	as of Dec-02	as of Sep-02	Changes
Deposits & Debentures (including NCD)	4,748.6	4,842.5	-93.9
Deposit from individuals	1,399.9	1,263.9	+136.0
Term Deposits	1,091.2	995.5	+95.7

4. Summary of Unrealized Gains or Losses on Securities & Derivatives

4.1. Securities Available-for-Sale <Non-consolidated>

(in billions of yen) — <Reference> (in billions of yen)

	as of December 30, 2002 *				as of September 30, 2002			
	Market Value	Net Appraisal	Gains	Losses	Market Value	Net Appraisal	Gains	Losses
Japanese Stocks	4.4	-0.7	0.2	0.8	8.1	-0.5	0.1	0.5
Japanese Bonds	1,780.3	12.6	13.0	0.4	1,767.4	9.7	10.1	0.4
Others	324.6	10.2	28.1	17.9	396.9	12.3	27.4	15.1
Total	2,109.3	22.1	41.3	19.2	2,172.4	21.5	37.5	16.0

*1: Net Appraisals (Gains/Losses) as of the end of December 2002 are calculated by book value after amortization and before devaluation.

*2: Shinsei Bank has no Securities Being Held to Maturity.

4.2. Derivatives <Consolidated>

(a) Interest Rate-Related Transactions (in billions of Yen) — <Reference> (in billions of Yen)

<Unaudited Base>	as of December 30, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	as of September 30, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Interest Rate Futures (Listed)	92.0	77.5	0.0	572.0	0.1	0.1
Interest Rate Options (Listed)	469.6	0.3	0.3	1,084.7	0.1	0.1
Interest Rate Swaps (OTC)	6,118.8	23.1	23.1	6,256.5	28.8	28.8
Interest Rate Options (OTC)	1,788.0	2.3	3.8	762.4	0.8	0.8
Total			27.2			29.8

*1 Derivatives for which hedge accounting was adopted are excluded from the above table.

*2 The market values (listed) represent the closing price on the Tokyo Financial Future Exchange and other exchange at the date.The market values of over-the-counter transactions are calculated mainly by using the discounted present value or an option pricing model.

(b) Currency-Related Transactions (in billions of Yen) — <Reference> (in billions of Yen)

	as of December 30, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	as of September 30, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Currency Swaps(OTC)	309.3	-3.2	-3.2	409.9	-3.4	-3.4

*1 Swaps for which hedge accounting was adopted and mentioned in *3 bellow were excluded from the table above.

*2 Market values are calculated by using the present value of estimated cash flows.

*3 Contract value or notional principal of the currency swap which were accounted for an accrual basis were as follows:

(in billions of Yen) — <Reference> (in billions of Yen)

Currency Swaps (accrued)	101.4	-2.0	-2.0	109.8	-3.2	-3.2

And contractual values of the forward foreign exchange contracts and currency options that were marked to market were as follows:

(in billions of Yen) — <Reference> (in billions of yen)

	as of December 30, 2002 Contractual Value or Notional Principal Amount	as of September 30, 2002 Contract Value or Notional Principal Amount
Forward Foreign Exchange	466.7	409.6
Currency Options	141.8	106.9

4.2. Derivatives <Consolidated> --continued--

(c) Equity-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 30, 2002			as of September 30, 2002		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Equity Price Index Futures (Listed)	0.2	0.2	0.0	2.4	0.0	0.0
Equity Price Index Options (Listed)	–	–	–	0.0	0.0	0.0
Equity Options (Listed)	0.0	0.0	0.0	–	–	–

*1 Derivatives mentioned above were marked to market.

*2 The market values represent the closing price on the Tokyo Stock Exchange and other exchange at the time.

(d) Bond-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 30, 2002			as of September 30, 2002		
<Unaudited Base>	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Bond Futures (Listed)	14.8	14.8	0.0	1.9	0.0	0.0
Bond Future Options (Listed)	126.3	0.0	-0.1	43.1	0.0	0.0

*1 Derivatives mentioned above were marked to market.

*2 The market values represent the closing price on the Tokyo Stock Exchange and other exchange at the time.

(e) Commodity-Related Transactions ... No outstanding positions

(f) Credit-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of December 30, 2002			as of September 30, 2002		
	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)	Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain(Loss)
Credit Default Options (OTC)	63.5	-0.1	-0.1	50.9	-0.5	-0.5

*1 Derivatives mentioned above were marked to market.

*2 The market values are calculated by using the present value of estimated cash flows.

4.3. Derivatives for which hedge accounting was adopted <Consolidated>

[Contract amount of interest rate swaps (to whihch deferred hedge accounting is applied), classified by maturity.]

(in billions of yen) <Reference> (in billions of yen)

	as of December 30, 2002				as of September 30, 2002			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Interest Rate Swaps / Total contract amount	361.5	481.2	384.4	1,227.2	491.8	519.6	456.3	1,467.8
Receivable fixed rate / Payable floating rate	303.6	266.5	19.0	589.3	466.5	268.1	23.8	758.5
Receivable floating rate / Payable fixed rate	55.8	214.6	365.4	635.9	25.2	249.5	432.5	707.3
Receivable floating rate/Payable floating rate	2.0	–	–	2.0	–	2.0	–	2.0
Currency Swaps / Total contract amount	71.2	355.9	118.3	545.5	10.4	434.7	155.8	601.0

EXHIBIT A-45

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

December 27, 2002

Shinsei Bank Announces New Scheme for Real Estate Finance

- Multi-Asset Program (MAP) enables small-scale real estate financing -

Tokyo (Friday, December 27, 2002) – Shinsei Bank, Limited (Shinsei Bank) announced today an innovative real estate finance scheme called the "Multi-Asset Program (MAP)". Based on non-recourse lending, MAP utilizes income-producing real estate assets as collateral. Shinsei Bank developed the MAP scheme jointly with Ground Financial Advisory Co., Ltd. (Ground Financial Advisory) and Mizuho Asset Trust and Banking Co., Ltd. (Mizuho Asset Trust Bank). Shinsei Bank recently closed their first deal using the new MAP scheme.

In MAP multiple non-recourse loans can be provided at any time through a single special purpose company (SPC) instead of establishing a new SPC for individual deals. Compared to standard non-recourse loan transactions, the MAP scheme allows for large transaction and maintenance cost reduction by using the single SPC.

The MAP scheme targets the following property types: office buildings (including tenant-owned properties), commercial facilities, and residential leasing properties that are operating as income producing properties at the time of entrustment. The value of the property (or group of properties) in general must exceed 300 million yen in order to be eligible for the MAP scheme. There is no maximum limit of the value of the property for the MAP scheme; properties valued in the multi-billion yen range are eligible.

While the real estate non-recourse loan market has expanded over the past few years, the majority of the deals have been in the multi-billion yen range. Despite strong demand, high transaction and maintenance costs have been barriers to setting up small-scale deals. The new MAP scheme lowers the cost of raising capital through a non-recourse loan to a much more reasonable level even in small-scale deals.

Shinsei Bank expects to have a dozen deals, or approximately total 50 billion yen of deals, in the MAP scheme within a year.

Please refer to the attached description of the scheme, the outline of the first deal, the corporate summary of Ground Financial Advisory, and the scheme chart.

Attachment 1

Main Features of the MAP Scheme

① Lower Cost Realized by Multi-Asset Structure

Instead of establishing a new SPC for every deal, the borrower is a fixed SPC (Yugen Kaisha MAP). This SPC is a vehicle by which multiple non-recourse loans can be provided at any time. This enables the creation of a "multi-asset structure" scheme. Through this scheme, the costs involved in establishing and maintaining an SPC are significantly reduced. For small-scale deals, the cost of raising capital through a non-recourse loan is lowered to a much more reasonable level.

② Expeditious Transaction

Since the participants in the scheme are fixed and the necessary documentation is already in place, transactions will be closed more expeditiously compared to standard non-recourse loan transactions.

③ Segregation of Debt and Equity Investment

With multiple transactions booked through a single SPC, it is important to ensure that each transaction does not affect the other and that the bankruptcy remoteness of the sponsor is fully achieved. The Trust Bank participating in the scheme bifurcates the trust beneficial interests into two tranches: 1) Senior Beneficial Interests and 2) Subordinate Beneficial Interests. The SPC receives the Senior Beneficial Interests, which essentially produces the same cash flow as the non-recourse loan itself. The Subordinate Beneficial Interests, or the equity investment, represent the right to receive any dividend income that remains after the payment of the Senior Beneficial Interests.

④ Payment Management via Internet

The tenants of collateral properties are required to wire rent into an account opened at Shinsei Bank. The property management companies are able to confirm the rent payments via the Internet.

⑤ Important Ramifications on Real Estate Market and Increase in Investment Opportunities

For the seller of an income-producing property, the MAP scheme makes possible the sale of the property with debt financing through the concurrent sale of the Subordinate Beneficial Interests and the Senior Beneficial Interests under the MAP scheme. The ownership of the Subordinate Beneficial Interests makes the purchaser the owner of the property in actuality, and the aim of the MAP scheme is to provide equity investors in the real estate market a greater number of investment opportunities.

⑥ Enhancement of Disclosure

All properties entrusted to the Trust Bank for the MAP scheme undergo a thorough due diligence process, and throughout the entrusted period, the financial conditions of the properties are carefully monitored through required monthly reporting (including notification on condition of trust assets, property management reports, etc.). This high level of disclosure required by the MAP scheme provides greater transparency to the real estate market. It is believed that this scheme will significantly contribute to the creation of liquidity to the real estate transaction market.

Outline of the First Deal

Property Name: Believe Nagata-cho Building (Chiyoda-ku, Tokyo)

Type: Office Building

Sponsor (Purchaser of Secondary Beneficial Interests): TOKYOTOSHIKAIHATSU Co., Ltd.

Loan Amount: 220 million yen

Scheme Chart



Mizuho Asset Trust Bank (Trustee)
Ground Financial Advisory (Financial Advisor)
Charitable Trust
Common Stock
Cayman SPC
<Cayman Island>
Ownership Held by YK Employees
①Trust Agreement
①Subordinate Beneficial Interests
①Senior Beneficial Interests
②Sale of Senior Beneficial Interests
Originator (Original Real Estate Owner)
②Sale Amount
Y.K. MAP (Domestic SPC) (Borrower)
③Non-Recourse Loan
Shinsei Bank (Lender)
②Sale of Subordinate Beneficial Interests
②Sale Amount
③Pledge of Trust Beneficial Interest
Sponsor (Purchaser of Subordinate Beneficial Interests=Equity Investor)

Attachment 2

Corporate Summary of Grand Financial Advisory Co., Ltd.

Address:	1-6-14, Nishishinbash; Minato-ku, Tokyo
President and CEO:	Akihiko Saito
Establishment:	January 2002
Major Business:	Arrangement of real estate securitization
Phone:	03-5532-1031
URL:	http://www.groundfa.com

EXHIBIT A-46

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

December 19, 2002

Shinsei Bank to securitize NPLs

- Shinsei Multi Asset Recovery Transaction will privately issue total ¥13.4 billion of floating rate notes -

Tokyo (Thursday, December 19, 2002) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it would securitize a portion of a non-performing loan ("NPL") portfolio purchased for trading purposes (issuance size ¥13.4 billion). This is the first NPL securitization transaction arranged by a Japanese bank.

In this transaction, NPLs (secured and unsecured) that Shinsei Bank purchased for trading purposes through its credit trading business are securitized and will be sold privately to the institutional investors in Japan. Initial face value of the securitized loans amounts to ¥253.6 billion in total and the number of borrowers is 592. In the securitization pool, some performing loans (secured and unsecured), trust certificates and other assets are also included for diversification. (Please refer to the summary below and the attached chart.)

Shinsei Bank is the arranger of the transaction, and BM Asset Management Co., Ltd. ("BM Asset Management"), a licensed servicer of Shinsei Bank Group, services the loans in the pool. After Standard and Poor's and Fitch Ratings rate the notes, Shinsei Securities Co., Ltd. will privately sell the notes to institutional investors. BM Asset Management recently obtained 3+ Commercial Mortgage Special Servicer Rating from Fitch Ratings.

NPL securitization is common in the US and European markets. In Japan, foreign investment banks, foreign investment funds, and the Resolution and Collection Corporation (RCC) have securitized part of their own NPL portfolio. However, this is the first securitization transaction of an NPL portfolio by a Japanese bank.

This transaction is significant for Shinsei Bank in terms of its portfolio management and risk control because it will enable Shinsei Bank to increase the liquidity of the assets and to control risk more effectively. In addition, it could become a solution to non-performing loan problems for Japanese financial institutions. Shinsei Bank plans to issue the NPL-backed securitization once or twice a year.

The summary of Shinsei Multi Asset Recovery Transition (SMART):

Issuer:	Shinsei Multi Asset Recovery Transaction Co., Ltd (SMART)
Total amount of issuance:	¥13.4 billion
Closing date:	January 31, 2003 (expected)
Legal maturity:	January 15, 2008
Arranger:	Shinsei Bank, Limited
Servicer:	BM Asset Management Co., Ltd
Bond administrator:	Shinsei Bank, Limited
Cash manager:	Shinsei Trust and Banking Co., Ltd
Distribution agent:	Shinsei Securities Co., Ltd

Attached

Structure of NPL securitization (SMART)



SMART Funding Company (SPC in Cayman)
Equity
Loan agreements
Borrowers
YMS One (SPC)
Subordinated investment
Shinsei Bank
Money collected/repaid
Special servicing
Non-recourse Loan
BM Asset Management Co., Ltd. (special servicer)
Shinsei Multi Asset Recovery Transaction Co., Ltd.
Yen denominated privately placed notes
Distribution
Shinsei Securities Co., Ltd. (distributor)
Shinsei Bank
(bond administrator)
Investors

In non-performing loan portfolios, collection timing and amounts are volatile. In this transaction, performing loans, etc. are included to stabilize these factors.

Early collection by the servicing company in the Shinsei Bank Group is encouraged by the structure in which Shinsei Bank has a subordinated investment in the issuer of the notes, and the dividend payment to such investment starts only after the full repayment of the notes.

EXHIBIT A-47

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank announces Organizational Change

Tokyo (Wednesday, December 18, 2002) -- Shinsei Bank, Limited ("Shinsei Bank") announced the following organizational change effective January 6, 2003.

1. Organizational Change
Shinsei Bank will combine the current Corporate Banking Business Division (CBBD) I and III into "Corporate Banking Business Division I". The current CBBD XIII will be re-named "Corporate Banking Business Division III".

2. Effective Date
January 6, 2003

EXHIBIT A-48

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8,Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release:

Shinsei Bank announces Interim Financial Results for Fiscal 2002

Tokyo (Tuesday, November 26, 2002) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for the first half of fiscal year 2002 ("1H-FY2002"), which ended on September 30, 2002.

Profits/Losses

--Consolidated--

For 1H-FY2002, Shinsei Bank posted consolidated Interim Net Income After Tax of 26.4 billion yen, down from 33.1 billion yen in the first half of fiscal year 2001 ("1H-FY2001"). The decrease was partly due to a 12.0 billion yen loss in US corporate bond investments reflecting the tough US economic environment, mitigated by higher fees and commissions received, higher trading income and adjustment of deferred tax asset.
Consolidated Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki), which is reported for regulatory purposes to indicate core earnings before credit cost, was 18.1 billion yen (see note on page 3).

--Non-consolidated--

The Bank posted Gross Business Profit (gyomu so-rieki) of 51.2 billion yen on a non-consolidated basis, down from 62.2 billion yen in 1H-FY2001 (see note). The decrease was partly due to the 12.0 billion yen loss in US corporate bond investments, mitigated by higher fees and commissions, and higher gains in money held in trust, reflecting growth in the Bank's investment banking businesses even under tougher economic circumstances.

Expenses on a non-consolidated basis decreased by 94 million yen to 32.2 billion yen compared to 1H-FY2001 due to a thorough review of existing businesses and more resources being allocated to new businesses. Expenses went down by about 1.2 billion yen compared to the second half of FY2001.

Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) decreased by 10.9 billion yen to 18.9 billion yen (see note).

Non-consolidated Net Income After Tax was 29.8 billion yen, including a 3.0 billion yen gain from

returning substituted employee pension to the government, a 3.1 billion yen net reversal of reserves for loan losses and a 4.9 billion yen of recognition of deferred tax assets.

Compared to the annual plan for FY2002 that was submitted to Financial Service Agency ("FSA") in the Plan for Restoring Sound Management, 1H-FY2002 Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) represents about 28% of annual plan of 68.6 billion yen (see note). 1H-FY2002 Net Income After Tax represents about 51% of the annual plan of 58.6 billion yen. 1H-FY2002 Expense represents only about 46% of the annual plan of 70.0 billion yen.

Balance Sheet

On the assets side, Loans stood at 4 trillion and 0.4 billion yen, a decrease of 1 trillion and 11.7 billion yen from the end of March 2002. This was attributed to the disposal of 283.1 billion yen in nonperforming loans including direct write-offs and assignment of loans to the Deposit Insurance Corporation of Japan, progress in collecting less creditworthy loans and weak demand for loans.

On the liabilities side, Debentures decreased by 580.9 billion yen from the end of March 2002 to 2 trillion and 154.3 billion yen. Deposits and NCDs increased by 304.0 billion yen to 2 trillion and 688.1 billion yen, surpassing debenture amounts for the first time. Retail deposits increased about 400 billion yen from the end of March 2002. While debentures remain an important funding source of the Bank, we put more weight on deposits.

Asset Quality

The total amount of bad loans classified "Substandard (or Need Special Supervision)" (yo-kanri) or below decreased by 319.8 billion yen or almost 30% to 793.8 billion yen compared to March 2002. Loans classified "Need Caution" (yo-chui) or below which includes the 793.8 billion yen above decreased by 570.7 billion yen or 34%. The balance of Reserve for Loan Losses stood at 323.1 billion yen.

Capital Adequacy

The capital adequacy ratio on a consolidated basis stood at 19.92% as of the end of this term.

Performance Forecast for Fiscal Year 2001

For Fiscal Year 2002 ending March 31, 2003, the Bank forecasts consolidated Net Income of 56

billion yen, non-consolidated Net Business Profit Before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) of 48 billion yen (see note), and non-consolidated Net Income of 59 billion yen.

President Yashiro's comment

At a press conference announcing these results, Masamoto Yashiro, the Chairman, President and CEO of the Bank, stated the following:

"In January 2002, we integrated the financial product divisions and corporate relationship divisions under a single group called the Institutional Banking Group to enhance our capability to serve our customers' various needs such as business restructuring. We saw solid progress in areas such as securitization, acquisition finance, real estate non-recourse lending and loan trading. We established a specialized team for corporate revitalization business, and it delivered satisfactory results to multiple customers."

"In the retail business, we acquired 250,000 new PowerFlex accounts in about a year and half and achieved assets under management of 1 trillion yen. We will continue our efforts to grow our retail business with new products, charge-free services and channel enhancement including our ATM network, Internet banking, call centers and Shinsei Financial Centers."

"We have entered into non-bank financing business through the establishment of a joint venture with Nissin, reorganization of Apollo Finance and Equion, and an alliance with Shinki. As revenue diversification continues, the ratio of non-interest income to gross business profit on a consolidated basis went up to about 33%. It would have been about 45% if there had not been loss from US corporate bond investments."

"We greatly appreciate our customers' support and are determined to aim for long and sustainable growth with stable profitability and strong financial health."

(Note: The gains in money held in trust are included to non-consolidated Gross Business Profit and non-consolidated and consolidated Net Business Profit Before General Reserve for Loan Losses above. Figures are non-consolidated basis unless mentioned otherwise.)

For further information, please contact:
Yoshihide Nakagawa
Corporate Communications Division
Shinsei Bank, Limited
TEL: 03-5511-5013
FAX: 03-5511-5505

Financial Highlights - Consolidated

Balance Sheet data at the end of	Sep. 2002 a	Mar. 2002 b	change a-b	 %
	billions of yen			
Total Assets	**7,699.2**	8,069.6	-370.3	-4.6%
Loans and Bills Discounted	**3,883.5**	4,801.9	-918.4	-19.1%
Securities	**2,246.1**	1,462.3	783.8	53.6%
Cash and Due from Banks	**274.7**	342.1	-67.4	-19.7%
Debentures	**2,188.7**	2,786.4	-597.7	-21.5%
Deposits (including NCDs)	**2,633.1**	2,260.8	372.3	16.5%
Total Stockholders' Equity	**653.4**	623.5	29.9	4.8%
Capital Adequacy Ratios (BIS)	**19.92%**	17.04%	2.88%	
Risk Assets	**4,917.0**	5,759.2	-842.2	-14.6%

Profit for the Fiscal Terms Ended	Sep. 2002 a	Sep. 2001 b	change a-b	 %
	billions of yen			
Total Operating Income	**106.3**	139.5	-33.2	-23.8%
Net Business Profit Before General Loan Loss Reserves (*jisshitsu gyomu jun-eki*)*	**18.2**	30.8	-12.7	-41.2%
Net Operating Income (*keijo rieki*)	**18.0**	28.6	-10.7	-37.4%
Net Income	**26.5**	33.2	-6.7	-20.2%
Net Income per Share (yen)	**9.74**	11.50		

* including Income from Investment in Money Held in Trust

Cash Flow for the Fiscal Terms Ended	Sep. 2002 (6 months)	Mar. 2002 (12 months)
	billions of yen	
Cash Flows from Operating Activities	**882.2**	-63.8
Cash Flows from Investing Activities	**-881.6**	420.5
Cash Flows from Financing Activities	**-37.9**	-292.4
Cash and Cash Equivalents at End of Term	**94.2**	131.6

References	Sep. 2002	Mar. 2002	Sep.2001
Exchange Rate (¥/$)	**122.60**	133.20	119.40
Nikkei Average	**9,383.29**	11,024.94	9,774.68

Consolidated Balance Sheet

in millions of yen

	Sep. 30, 2002 a	Mar. 31, 2002 b	Change a-b	%
<<Assets>>				
Loans and Bills Discounted	**3,883,522**	4,801,904	-918,382	-19.1%
Foreign Exchanges	**8,624**	149,251	-140,626	-94.2%
Securities	**2,246,089**	1,462,281	783,807	53.6%
Money Held in Trust	**218,067**	172,835	45,232	26.2%
Trading Assets	**433,081**	443,972	-10,891	-2.5%
Commercial Paper and Other Debt Purchased	**158,225**	68,980	89,245	129.4%
Call Loans and Bills Bought	**88,100**	296,559	-208,459	-70.3%
Collateral Related to Securities Borrowing Transactions	**96,505**	-	96,505	-
Cash and Due from Banks	**274,693**	342,055	-67,361	-19.7%
Other Assets	**423,027**	486,605	-63,578	-13.1%
Premises and Equipment	**86,710**	82,565	4,145	5.0%
Deferred Discounts on and Issuance Expenses for Debentures	**244**	469	-224	-47.8%
Deferred Tax Assets	**17,202**	17,695	-493	-2.8%
Customers' Liabilities for Acceptances and Guarantees	**87,785**	114,411	-26,625	-23.3%
Reserve for Loan Losses	**-322,637**	-370,033	47,395	-12.8%
Total Assets	7,699,243	8,069,554	**-370,311**	**-4.6%**
<<Liabilities>>				
Debentures	**2,188,691**	2,786,355	-597,664	-21.4%
Deposits	**2,233,736**	1,864,862	368,874	19.8%
Negotiable Certificates of Deposit	**399,364**	395,893	3,471	0.9%
Borrowed Money	**437,510**	459,272	-21,761	-4.7%
Trading Liabilities	**182,707**	173,580	9,126	5.3%
Commercial Paper	**-**	1,000	-1,000	-
Call Money and Bills Sold	**76,887**	329,900	-253,012	-76.7%
Payables under Repurchase Agreements	**113,055**	-	113,055	-
Collateral Related to Securities Lending Transactions	**726,136**	582,198	143,937	24.7%
Foreign Exchanges	**4**	65	-61	-93.8%
Other Liabilities	**574,086**	707,042	-132,955	-18.8%
Reserve for Bonuses Payable	**5,258**	8,584	-3,325	-38.7%
Reserve for Retirement Benefits	**20,463**	22,766	-2,302	-10.1%
Reserve for Loss on Disposition of Premises and Equipment	**159**	53	106	200.0%
Deferred Tax Liabilities	**-**	0	-0	-
Acceptances and Guarantees	**87,785**	114,411	-26,625	-23.3%
Total Liabilities	7,045,847	7,445,987	**-400,139**	**-5.4%**
Minority Interests in Subsidiaries	2	33	-30	**-90.9%**
<<Stockholders' Equity>>				
Capital Stock	**451,296**	451,296	-	-
Capital Surplus	**18,558**	18,558	-	-
Retained Earnings	**168,101**	145,094	23,007	15.9%
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	**12,488**	5,790	6,698	115.7%
Foreign Currency Transaction Adjustments	**2,948**	2,794	154	5.5%
Treasury Stock, at Cost	**-0**	-0	-	-
Total Stockholders' Equity	653,393	623,534	**29,859**	**4.8%**
Total Liabilities, Minority Interest in Subsidiaries and Stockholders' Equity	7,699,243	8,069,554	**-370,311**	**-4.6%**
US$ / yen	@122.60	@133.20		

Consolidated Statements of Income

in millions of yen

	IH/FY'02 a	IH/FY'01 b	Change a-b	Change %
Operating Income	**106,311**	139,537	**-33,226**	**-23.8%**
Interest Income	**60,226**	84,610	-24,383	-28.8%
Interest on Loans and Discounts	**48,998**	65,336	-16,338	-25.0%
Interest and Dividends on Securities	**6,744**	9,978	-3,233	-32.4%
Fees and Commissions (Income)	**10,139**	5,094	5,044	99.0%
Trading Revenue	**5,398**	738	4,660	631.4%
Other Business Income	**16,219**	23,769	-7,550	-31.8%
Other Operating Income	**14,327**	25,323	-10,996	-43.4%
Operating Expenses	**88,348**	110,914	**-22,566**	**-20.3%**
Interest Expenses	**25,149**	38,495	-13,346	-34.7%
Interest on Debentures	**11,780**	24,707	-12,927	-52.3%
Amortizations of Discount on Debentures	**142**	732	-589	-80.5%
Interest on Deposits	**4,651**	2,799	1,852	66.2%
Fees and Commissions (Expense)	**1,779**	1,511	267	17.7%
Other Business Expenses	**20,033**	17,045	2,988	17.5%
General and Administrative Expenses	**34,487**	33,893	593	1.7%
Other Operating Expenses	**6,898**	19,967	-13,069	-65.5%
Net Operating Income	**17,962**	28,622	**-10,659**	**-37.2%**
Extraordinary Income	**5,499**	10,591	-5,092	-0,048.1%
Extraordinary Expenses	**1,511**	5,788	-4,276	-0,073.9%
Income before Income Taxes and Minority Interests	**21,950**	33,426	-11,475	-34.3%
Income Taxes (Current)	**484**	201	283	140.8%
Income Taxes (Deferred)	**-4,967**	-	-4,967	-
Minority Interests in Net (Loss) Income of Subsidiaries	**-30**	29	-60	-0,206.9%
Net Income	**26,464**	33,195	**-6,730**	**-20.3%**

(Ref.) Net Business Profit (jisshitsu gyomu jun-eki) *	**18,157**	30,820	**-12,663**	**-41.1%**
US$ / yen	**@122.60**	@119.40		

* including Income from Investment in Money Held in Trust

Financial Highlights - Non-Consolidated

Balance Sheet data at the end of	Sep. 2002 a	Mar. 2002 b	change a-b	%
	billions of yen			
Total Assets	**7,921.8**	8,366.6	-444.9	-5.3%
Loans and Bills Discounted	**4,000.5**	5,012.2	-1,011.7	-20.2%
Securities	**2,264.3**	1,493.0	771.2	51.7%
Cash and Due from Banks	**274.7**	376.3	-101.6	-27.0%
Debentures	**2,154.3**	2,735.3	-580.9	-21.2%
Deposits (including NCDs)	**2,688.1**	2,384.0	304.1	12.8%
Total Stockholders' Equity	**650.4**	617.3	33.1	5.4%

Profit for the Fiscal Terms Ended	Sep. 2002 a	Sep. 2001 b	change a-b	%
	billions of yen			
Total Operating Income	**101.0**	126.7	-25.8	-20.4%
Net Business Profit before General Reserve for Loan Losses *	**19.0**	29.9	-10.9	-36.5%
Net Operating Income *(keijo rieki)*	**20.1**	25.6	-5.5	-21.5%
(Stock Gains - net)	**1.2**	0.7	0.5	71.4%
(Credit Cost)	**0.4** **	0.8	-0.4	-50.0%
Net Income	**29.9**	30.3	-0.4	-1.3%
(Total Credit Cost)	**-2.7** **	1.6	-4.3	-268.8%
Net Income per Share (yen)	**10.99**	10.43	0.56	5.4%
Dividend per Share (yen) Common Stock	-	0.55		
Preferred Stock Series 2	-	6.50		
Preferred Stock Series 3	-	2.42		

* including Income from Investment in Money Held in Trust

** The Bank posted 3.1 billion yen net reversal of reserves for loan losses for the first half of FY2002.

References	Sep. 2002	Mar. 2002	Sep.2001
Exchange Rate (¥/$)	**122.60**	133.20	119.40
Nikkei Average	**9,383.29**	11,024.94	9,774.68

Non-Consolidated Balance Sheet

in millions of yen

	Sep. 30, 2002	Mar. 31, 2002	Change	
	a	b	a-b	%
<<Assets>>				
Loans and Bills Discounted	4,000,463	5,012,174	-1,011,711	-20.2%
Foreign Exchanges	8,624	149,251	-140,627	-94.2%
Securities	2,264,287	1,493,048	771,239	51.7%
Money Held in Trust	253,603	130,328	123,275	94.6%
Trading Assets	564,724	591,014	-26,290	-4.4%
Commercial Paper and Other Debt Purchased	105,025	2,798	102,227	3653.6%
Collateral Related to Securities Borrowing Transactions	96,505	-	96,505	-
Call Loans	88,100	296,559	-208,459	-70.3%
Cash and Due from Banks	274,735	376,301	-101,566	-27.0%
Other Assets	410,249	467,463	-57,214	-12.2%
Premises and Equipment	22,019	17,375	4,644	26.7%
Deferred Discounts on and Issuance Expenses for Debentures	217	345	-128	-37.1%
Deferred Tax Assets	17,086	17,644	-558	-3.2%
Customers' Liabilities for Acceptances and Guarantees	139,242	183,783	-44,541	-24.2%
Reserve for Loan Losses	-323,109	-371,461	48,352	-13.0%
Total Assets	7,921,775	8,366,626	-444,851	-5.3%
<<Liabilities>>				
Debentures	2,154,345	2,735,251	-580,906	-21.2%
Deposits	2,288,752	1,988,139	300,613	15.1%
Negotiable Certificates of Deposits	399,364	395,893	3,471	0.9%
Borrowed Money	463,631	515,061	-51,430	-10.0%
Trading Liabilities	319,231	347,667	-28,436	-8.2%
Payable under Repurchase Agreements	113,055	-	113,055	-
Collateral Related to Securities Lending Transactions	726,136	-	726,136	-
Bills Sold	-	169,100	-169,100	-
Commercial Paper	-	1,000	-1,000	-
Call Money	76,887	160,800	-83,913	-52.2%
Foreign Exchanges	39	66	-27	-40.9%
Other Liabilities	565,646	1,221,949	-656,303	-53.7%
Reserve for Bonuses Payable	4,416	7,802	-3,386	-43.4%
Reserve for Retirement Benefits	20,432	22,732	-2,300	-10.1%
Reserve for Loss on Disposition of Premises and Equipment	159	53	106	200.0%
Acceptances and Guarantees	139,242	183,783	-44,541	-24.2%
Total Liabilities	7,271,341	7,749,299	-477,958	-6.2%
<<Stockholders' Equity>>				
Capital Stock	451,296	451,296	-	-
Capital Surplus	18,558	20,622	-2,064	-10.0%
Retained Earnings	168,091	139,622	28,469	20.4%
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	12,487	5,785	6,702	115.9%
Treasury Stock, at Cost	-0	-0	-	-
Total Stockholders' Equity	650,434	617,327	33,107	5.4%
Total Liabilities and Stockholders' Equity	7,921,775	8,366,626	-444,851	-5.3%
US$ / yen	@122.60	@133.20		

Non-Consolidated Statements of Income

in millions of yen

	IH/FY'02	IH/FY'01	Change	
	a	b	a-b	%
Operating Income	**100,961**	126,732	**-25,771**	**-20.3%**
Interest Income	**65,190**	85,269	-20,079	-23.5%
Interest on Loans and Discounts	**50,092**	65,280	-15,188	-23.3%
Interest and Dividends on Securities	**10,444**	10,174	270	2.7%
Fees and Commissions (Income)	**8,949**	4,442	4,507	101.5%
Trading Revenue	**1,072**	619	453	73.2%
Other Business Income	**2,488**	8,182	-5,694	-69.6%
Other Operating Income	**23,261**	28,218	-4,957	-17.6%
Operating Expenses	**80,860**	101,178	**-20,318**	**-20.1%**
Interest Expenses	**25,522**	40,521	-14,999	-37.0%
Interest on Coupon Debentures	**11,112**	21,580	-10,468	-48.5%
Amortization of Discount on Debentures	**142**	732	-590	-80.6%
Interest on Deposits	**5,037**	4,572	465	10.2%
Fees and Commissions (Expense)	**1,742**	1,488	254	17.1%
Trading Expenses	**386**	-	386	-
Other Business Expenses	**17,019**	5,606	11,413	203.6%
General and Administrative Expenses	**32,875**	32,433	442	1.4%
Other Operationg Expenses	**3,314**	21,129	-17,815	-84.3%
Net Operating Income	**20,101**	25,553	**-5,452**	**-21.3%**
Extraordinary Income	**6,305**	10,589	-4,284	-40.5%
Extraordinary Expenses	**1,447**	5,775	-4,328	-74.9%
Income before Income Taxes	**24,958**	30,367	-5,409	-17.8%
Income Taxes (Current)	**14**	83	-69	-83.1%
Income Taxes (Deferred)	**-4,918**	-	-4,918	-
Net Income	**29,862**	30,283	**-421**	**-1.4%**
Earned Surplus Brought Forward from Previous Term	**135,472**	83,001	**52,471**	**63.2%**
Unappropriated Earned Surplus	**165,335**	113,285	**52,050**	**45.9%**

(Ref.) Net Business Profit (gyomu jun-eki)	**1,218**	18,541	**-17,323**	**-93.4%**
(Ref.) Net Business Profit before General Reserve for Loan Losses (jisshitsu gyomu jun-eki)	**1,219**	19,376	**-18,157**	**-93.7%**
(Ref.) Net Business Profit before General Reserve for Loan Losses (jisshitsu gyomu jun-eki) + Income from Investment in Money Held in Trust	**18,974**	29,876	**-10,902**	**-36.5%**
US$ / yen	**@122.60**	@119.40		

Supplemental Information

I. Business Profits Data - Consolidated

in millions of yen

	1H/FY02 (a)	Change (a)-(b)	1H/FY01 (b)
Gross Business Profit (gyomu sorieki) *	**52,030**	-12,607	64,637
Interest Income (net)	35,077	-11,037	46,114
Fees and Commissions (net)	8,359	4,777	3,582
Trading (net)	5,398	4,660	738
Others	3,194	-11,006	14,200
General and Administrative Expense	**33,873**	57	33,816
Net Business Profit before General Reserves (jisshitsu gyomu jun-eki) *	**18,157**	-12,663	30,820

Other Income, Net	**7,428**	2,072	5,356
Net Stock Gains	**1,199**	-414	1,613
Income from Investment in Money Held in Trust	**7,009**	-467	7,476
Write-Offs	23	23	-
Losses on Sale of Credits	377	377	-
Enterprise Tax in Tokyo/Osaka	-	-1,036	1,036
Investment Profit and Loss under Equity Method	-128	-107	-21
Net Operating Profit	**17,962**	-10,660	28,622
Extraordinary Profit/Loss **	**3,988**	-815	4,803
Net Income before Tax	**21,950**	-11,476	33,426
Tax (Current)	**484**	283	201
Tax (Deferred)	**-4,967**	-4,967	-
Minority Interests in Net Income of Subsidiaries	**-30**	-59	29
Net Income after Tax	**26,464**	-6,731	33,195

General Reserve Provisioning	**-76,096**	-76,262	166
Specific Reserve Provisioning	**73,954**	73,415	539
Reserves against Credits in Specific Countries	**-32**	17	-49
Net Reserve Provisioning	**-2,174**	-2,830	656
Write-Offs/Loss on Sale of Credits	**401**	401	-
Total Credit Cost	**-1,773**	-2,429	656

* including Income from Investment in Money Held in Trust

** The Bank posted 2.2 billion yen net reversal of reserves for loan losses for 1H-FY2002 which is in Extraordinary Profit/Loss.

Number of Affiliated Companies			
Consolidated Subsidiaries	**27**	**11**	**16**
Affiliated Companies under Equity Method	**2**	**-1**	**3**

Business Profits Data - Non-Consolidated

in millions of yen

	1H/FY02 (a)	Change (a)-(b)	1H/FY01 (b)
Gross Business Profit (gyomu sorieki) *	**51,236**	-10,996	62,232
Interest Income (net)	40,119	-5,463	45,582
Fees and Commissions (net)	7,233	4,272	2,961
Trading (net)	685	66	619
Others	-14,557	-17,126	2,569
General and Administrative Expense	**32,261**	-94	32,355
Personnel	15,243	349	14,894
Non-Personnel	15,653	-657	16,310
Tax	1,364	214	1,150
Net Business Profit before General Reserves (jisshitsu gyomu jun-eki) *	**18,974**	-10,902	29,876

Non Business Profit/Loss	**19,333**	11,487	7,846
Net Stock Gains	1,199	536	663
Income from Investment in Money Held in Trust	17,755	7,255	10,500
Write-Offs	23	23	-
Losses on Sale of Credits	377	377	-
Enterprise Tax in Tokyo/Osaka	-	-1,036	1,036
Net Operating Profit	**20,101**	-5,452	25,553
Extraordinary Profit/Loss	**4,857**	44	4,813
Gains on Sale of Property	-1,243	-6,055	4,812
Gain from Returning Substituted Employee Pension to the Government	3,019	3,019	-
Gain on Reversal of Reserve for Loan Losses **	3,081	3,081	-
Net Income before Tax	**24,958**	-5,409	30,367
Tax (Current)	**14**	-69	83
Tax (Deferred)	**-4,918**	-4,918	-
Net Income after Tax	**29,862**	-421	30,283

General Reserve Provisioning	**-76,088**	-76,922	834
Specific Reserve Provisioning	**73,039**	72,213	826
Reserves against Credits in Specific Countries	**-32**	17	-49
Net Reserve Provisioning **	**-3,081**	-4,692	1,611
Write-Offs/Loss on Sale of Credits	**401**	401	-
Total Credit Cost	**-2,680**	-4,291	1,611

* including Income from Investment in Money Held in Trust

** The Bank posted 3.1 billion yen net reversal of reserves for loan losses for 1H-FY2002 which is in Extraordinary Profit/Loss.

II. Yield, Capital, Securities

1. Yields on Assets and Liabilities - Non-Consolidated, Domestic Business

	1H/FY02 (a)		1H/FY01 (b)
		change (a)-(b)	
(1) Interest Earning Assets (A)	1.68%	-0.19%	1.87%
Loans	2.13%	0.04%	2.09%
Securities	0.21%	-0.12%	0.33%
(2) Interest Bearing Liabilities (B)	1.70%	-0.15%	1.85%
Debentures	0.90%	-0.33%	1.23%
Deposits & NCDs	0.33%	0.18%	0.15%
(3) Gross Spread (A)-(B)	-0.02%	-0.04%	0.02%

2. Capital Adequacy (Domestic Standard) - Consolidated

in billions of yen

	Sep-02			Mar-02	Sep-01
		Change from Mar. 02	Change from Sep. 01		
(1) Total Capital Ratio	19.92%	2.88%	2.43%	17.04%	17.49%
(2) Tier 1	640.9	26.6	51.8	614.3	589.1
(3) Tier 2	339.8	-28.3	-111.0	368.1	450.8
General Loan Loss Reserves	30.7	-5.2	-6.4	35.9	37.1
Sub Debts, Hybrid Capital Instruments	309.0	-23.1	-104.6	332.1	413.6
(4) (Double Gearing/Leveraging)	0.8	0.2	0.3	0.6	0.5
(5) Total Capital (2)+(3)-(4)	979.8	-2.0	-59.6	981.8	1,039.4
(6) Risk Assets	4,917.0	-842.2	-1,024.5	5,759.2	5,941.5

3. Unrealized Gains on Securities Holdings - Consolidated

in millions of yen

	Unrealized Gains (net)		
		Gains	Losses
Bonds	9,688	10,059	371
Equities	-453	78	531
Other	12,178	27,357	15,179
Total	**21,413**	**37,495**	**16,082**

III. Asset Quality

1. Risk Monitored Loan

Non-Consolidated

in millions of yen

	Sep-02			Mar-02	Sep-01
		Change from Mar. 02	Change from Sep. 01		
Bankrupt	196,299	-4,394	98,041	200,693	98,258
Past Due	365,936	-110,441	-68,670	476,377	434,606
3 Months Past Due	127,140	34,065	99,909	93,075	27,231
Restructured	59,463	-214,446	-440,225	273,909	499,688
Total	748,840	-295,216	-310,944	1,044,056	1,059,784

Total Loans Outstanding	4,000,463	-1,011,711	-1,447,287	5,012,174	5,447,750

(ref. % to Total Loans)

Bankrupt	4.9%	0.9%	3.1%	4.0%	1.8%
Past Due	9.1%	-0.4%	1.1%	9.5%	8.0%
3 Months Past Due	3.2%	1.3%	2.7%	1.9%	0.5%
Restructured	1.5%	-4.0%	-7.7%	5.5%	9.2%
Total	18.7%	-2.1%	-0.8%	20.8%	19.5%

Consolidated

in millions of yen

	Sep-02			Mar-02	Sep-01
		Change from Mar. 02	Change from Sep. 01		
Bankrupt	196,531	-4,166	98,271	200,697	98,260
Past Due	366,935	-108,265	-66,541	475,200	433,476
3 Months Past Due	127,140	33,572	99,909	93,568	27,231
Restructured	59,600	-214,449	-440,234	274,049	499,834
Total	750,209	-293,307	-308,595	1,043,516	1,058,804

Total Loans Outstanding	3,883,522	-918,382	-1,445,586	4,801,904	5,329,108

(ref. % to Total Loans)

Bankrupt	5.1%	0.9%	3.3%	4.2%	1.8%
Past Due	9.4%	-0.5%	1.3%	9.9%	8.1%
3 Months Past Due	3.3%	1.4%	2.8%	1.9%	0.5%
Restructured	1.5%	-4.2%	-7.9%	5.7%	9.4%
Total	19.3%	-2.4%	-0.6%	21.7%	19.9%

2. Reserve for Loan Losses

Non-Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Reserve for Loan Losses	323,109	-48,352	-73,905	371,461	397,014
General	98,052	-94,298	-122,026	192,350	220,078
Specific	224,943	45,989	48,245	178,954	176,698
Country Risk	113	-43	-124	156	237

Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Reserve for Loan Losses	322,637	-47,396	-73,025	370,033	395,662
General	97,471	-94,297	-122,162	191,768	219,633
Specific	225,053	46,945	49,262	178,108	175,791
Country Risk	113	-43	-124	156	237

3. Reserve Ratio

Non-Consolidated

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
% On Risk Monitored Credits	43.1%	7.5%	5.6%	35.6%	37.5%

Consolidated

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
% On Risk Monitored Credits	43.0%	7.5%	5.6%	35.5%	37.4%

4. Disclosures Based on Financial Reconstruction Law - Non-Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Bankrupt, Quasi Bankrupt	274,714	-31,852	48,215	306,566	226,499
Doubtful	332,490	-107,579	-43,048	440,069	375,538
Sub Standard	186,603	-180,382	-340,316	366,985	526,919
Total (A)	793,808	-319,813	-335,149	1,113,621	1,128,957
Loan Loss Reserves (B)	323,109	-48,352	-73,905	371,461	397,014
Reserve Ratio (B)/(A)	40.7%	7.3%	5.5%	33.4%	35.2%

5. Loans by Industry - Non-Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Loans by Domestic Branches (excl. Special International Finance)	3,937,527	-1,032,614	-1,490,219	4,970,141	5,427,746
Manufacturing	477,935	-150,838	-275,817	628,773	753,752
Agricultural	-	-341	-997	341	997
Forestry	979	-17	-44	996	1,023
Fishery	10,462	-1,569	-4,996	12,031	15,458
Mining	18,991	-4,193	-6,332	23,184	25,323
Construction	59,200	-48,537	-61,256	107,737	120,456
Utilities	300,809	-50,523	-84,282	351,332	385,091
Transportation, Communication	432,810	-50,632	-160,741	483,442	593,551
Wholesale, Retail, Restaurants	231,131	-79,245	-200,823	310,376	431,954
Finance, Insurance	1,296,456	-398,673	-176,597	1,695,129	1,473,053
Real Estate	649,544	-90,085	-106,486	739,629	756,030
Service	263,896	-124,818	-266,497	388,714	530,393
Municipals	8,779	8,779	-79,917	-	88,696
Other	186,530	-41,919	-65,433	228,449	251,963

6. Exposures in Specific Countries - Non-Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Total Exposure	352	-144	-232	496	584
Indonesia	266	-132	-226	398	492
Russia	80	-12	-11	92	91
Number of Specific Countries	4	0	1	4	3

7. Balance of Major Assets and Liabilities - Non-Consolidated

in millions of yen

	Sep-02	Change from Mar. 02	Change from Sep. 01	Mar-02	Sep-01
Debentures (end balance)	2,154,345	-580,906	-1,430,919	2,735,251	3,585,264
(average balance)	2,484,324	-984,019	-1,135,713	3,468,343	3,620,037
Deposits & NCDs (end balance)	2,688,117	304,085	101,558	2,384,032	2,586,559
(average balance)	2,841,948	67,374	-202,314	2,774,574	3,044,262
Loans (end balance)	4,000,463	-1,011,711	-1,447,287	5,012,174	5,447,750
(average balance)	4,518,970	-1,042,988	-1,361,027	5,561,958	5,879,997

EXHIBIT A-49

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

October 29, 2002

Shinsei Bank to announce forecast of 1st Half of Fiscal Year 2002 results

Tokyo (Tuesday, October 29, 2002) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its forecasted results for the 1st Half of Fiscal Year 2002 ended September 30, 2002, as below.

1. Profit

	Forecast of non-consolidated results for the 1st Half of Fiscal Year 2002	(Reference) Revitalization Plan <annual>
Actual Net Business Profit*	19.0 billion yen	68.6 billion yen
Interim Net Income	29.9 billion yen	58.6 billion yen

*Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses based on the Revitalization Plan standard.

Shinsei Bank expects its consolidated Capital Adequacy Ratio to be approximately 19% as of September 30, 2002.

2. Disclosure of Bad Assets

<Bad Assets to be classified in categories under the Financial Revitalization Law>

(in billions of yen)

	As of Mar-2002	As of June-2002	As of Sep-2002	Changes from Mar to Sep
Bankrupt & Quasi -Bankrupt	306.6	267.3	274.7	▲ 31.9
Doubtful	440.1	429.1	332.5	▲ 107.6
Substandard	367.0	261.2	186.6	▲ 180.4
Total	1,113.6	957.6	793.8	▲ 319.8

As for the reserves for loan losses, the Bank expects a slight reversal in the 1st Half of Fiscal Year 2002.

EXHIBIT A-50

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

October 25, 2002

Shinsei Bank to offer "GS Japan Neutral" Market Neutral Strategy Fund

--- For retail customers seeking stable returns in weak equity market conditions---

Shinsei Bank, Limited ("Shinsei Bank") will offer its retail customers the "Goldman Sachs Japan Equity Market Neutral Fund" ("GS Japan Neutral"), a market neutral strategy fund which will be set up by Goldman Sachs Asset Management Co., Ltd. ("GSAM") on November 29, 2002. The initial subscription period for GS Japan Neutral will be from November 11 to November 27, 2002. Shinsei Bank will offer GS Japan Neutral to its retail customers as a part of the product line up of its comprehensive account PowerFlex. GS Japan Neutral will be available at all Shinsei Financial Centers.

GS Japan Neutral will be managed using a Market Neutral Strategy, which differentiates it from conventional equity investment funds. In the case of conventional investment funds, fund performance is inevitably affected by equity market direction. The fund price often goes up in an upward market trend, and declines in a downward market trend. The Strategy aims to achieve stable returns avoiding any impact from the market direction. While the Market Neutral Strategy may limit the impact of market direction on the fund performance, fund performance will fully reflect the fund manager's skill.

Given the current uncertainty in the Japanese equity market, Shinsei Bank seeks to meet the needs of retail customers by including this new fund, which has been popular among with institutional investors.

GSAM is part of the Investment Management Division of Goldman Sachs, a leading global investment banking, securities and investment management firm with 42 offices around the world. In Japan, GSAM provides industry-leading investment services in the areas of investment trust and pension management.

Shinsei Bank re-launched its retail business on June 5, 2001 with the introduction of the comprehensive account PowerFlex, which enables customers to invest in debentures, yen deposits, foreign currency deposits and investment trusts. Shinsei Bank offers 15 investment funds and high quality consulting services to retail customers. We will continue to expand our range of products and services to meet customers' asset management needs.

Characteristics of GS Japan Neutral

1. Utilizing a Market Neutral Strategy, GS Japan Neutral aims to achieve returns that are not affected by the Japanese equity market direction as a whole.

2. Utilizing both long and short positions of individual stocks, the GS Japan Neutral implements the Market Neutral Strategy.

3. The fund performance is expected not to be heavily impacted by movements in the equity and bond markets.

4. The GS Japan Neutral will utilize quantitative models developed by GS.

5. Investments will mainly consist of member stocks of members of TOPIX. The GS Japan Neutral aims to achieve returns over the Yen Cash Benchmark (JPY 1M LIBOR).

6. Investors may purchase/redeem the Fund on a particular trade date once a month. (the 20th of each month).

Distributors

Shinsei Bank, Limited
Goldman Sachs (Japan) Limited

EXHIBIT A-51

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

October 15, 2002

Shinsei Bank and Nissin to Launch Joint Venture for Small Business Lending

Tokyo (Tuesday, October 15, 2002) – Shinsei Bank, Limited ("Shinsei Bank") announced today that it has agreed to create a joint venture focused on small business lending with NISSIN CO., LTD. ("Nissin").

Objective of the joint venture:
By combining Nissin's 40-years of experience in lending to small business owners and Shinsei Bank's business analysis capabilities, Nissin and Shinsei Bank intend to meet small businesses funding needs, which conventional financial services, including bank loans and other commercial loans, do not fully cover.

Outline of the joint venture:
Shinsei Business Finance Co., Ltd., the new joint venture company, will offer lending products designed for quick and smooth supply of business funds to the small businesses sector, a customer segment that falls between that normally served by both banks and commercial loan providers.

When Shinsei Business Finance begins operations, Nissin and Shinsei Bank plan to offer products that will extend unsecured loans on deeds up to ¥10 million, at contract rates ranging from 8% to 20% per annum. The joint venture will combine Nissin's knowledge of small business financing and sales network and Shinsei Bank's small business credit modeling and methodology in order to meet a variety of customer capital needs.

After its launch, the joint venture company will work to expand its business by gradually developing its line of products.

Outline of the joint venture company:

Trade name:	Shinsei Business Finance Co., Ltd.	
Head office:	16-13, Nihonbashi 2-chome, Chuo-ku, Tokyo	
Opening of business:	November 1, 2002 (expected)	
Capital:	¥735 million	
Shareholding:	Shinsei Bank:	75% of shares of common stock
	Nissin:	25% of shares of common stock
Major business:	Lending business and mediation of lending	
Officers and employees:	Officers:	4 Directors and 3 Statutory Auditors
	Initial Employees:	6 (employees seconded from Shinsei Bank and Nissin, excluding part-time workers)

EXHIBIT A-52

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

September 27, 2002
Shinsei Bank, Limited

Shinsei Bank to offer annuities for individuals

Shinsei Bank, Limited ("Shinsei Bank") will offer variable annuities, and reserve and adjustable-rate annuities from October 2002, when deregulation of the insurance business allows banks to sell annuities for individuals. These new annuities will be available at Shinsei Financials Centers.

The products offered at Shinsei will be as follows:

- Variable annuity for individuals **"Platinum Life"**
  (Insurance company: American Life Insurance Company)
- Fixed Annuity for individuals (US Dollar denominated) **"Sirius"**
  (Insurance company: American Life Insurance Company)
- Variable annuity for individuals **"Adagio Power VA"**
  (Insurance company: Hartford Life Insurance)
- Variable annuity for individuals **"Wealth Builder"**
  (Insurance company: Hartford Life Insurance)

Annuities for individuals are currently drawing enormous attention in Japan, where declining birthrates and an aging population are both progressing rapidly. Products such as retirement funds and asset inheritance are being developed to meet a variety of new customer needs.

Since re-launching its retail business in June 2001, Shinsei Bank has made every effort to meet customers' financial interests and needs through its "PowerFlex" comprehensive account system. PowerFlex enables Shinsei customers to invest in debentures, yen deposits, foreign currency deposits and investment trusts using a wide range of transaction channels, including around-the-clock banking, call centers, an extensive ATM network and the internet.

The launch of new annuity products for individuals is another way Shinsei Bank is working to meet customers' changing needs. Shinsei Bank will continue its efforts to offer products and services in order to become customers' "bank of choice."

(See attached description of the annuity products to be made available at Shinsei.)

Attachment

Shinsei Bank Annuity Products:

Variable Annuity Products

"Platinum Life"

American Life Insurance Company (Representative in Japan: Mr. Tomio Miyamoto)

During the accumulation phase, "Platinum Life" offers a total of 10 investment portfolios (special accounts), with 3 balanced type funds and 7 individual asset class funds. The product is intended to reduce effect of market fluctuations through long-term and diversified investment. During the income phase, in addition to the lump-sum payment of the annuity, there are 4 income options. Furthermore, this product offers customers flexibility with a Step-up Guarantee and a Periodical Premium Contribution Rider. Guaranteed death benefits (accidental and ordinary) are also available, with 20% added to paid premiums for accidental deaths.

---- Special Accounts (portfolios):
3 balance type funds/7 types of individual funds

--- Riders: Periodical Premium Contribution/Step-up Guarantee

"Adagio Power VA"
"Wealth Builder"

Hartford Life Insurance (Representative in Japan: Timothy P. Schiltz)

With a Step-up Minimum Death Benefit, this product is designed to meet the long-term asset investment needs of the elderly and affluent segment. This cutting-edge variable annuity product is mostly recommended as an effective tool for utilizing asset after retirement. Hartford Life specializes in variable annuities with top-class sales performance.

---- Sub accounts
3 types of Adagio Power VA
5 types of Wealth Builder

Fixed Annuity (US dollar denominated)

"Sirius"

American Life Insurance Company (Representative in Japan: Mr. Tomio Miyamoto)

Sirius is denominated in US dollars, the world's key currency. Crediting rate is to be renewed by every three years. This product is designed to keep up with interest rate fluctuations. A variety of annuity payment options are available. Accidental death benefits will be twice the paid premium.

EXHIBIT A-53

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Information

September 26, 2002
Shinsei Bank, Limited

Shinsei Bank, Investor Select Advisors and CDC IXIS Capital Markets develop and launch Japanese Fund of Hedge Funds
------ 80% Initial Principal Protection -----

Shinsei Bank, Limited, Investor Select Advisors (ISA) and CDC IXIS Capital Markets (CDC ICM) have developed and will launch a new type of public placement Yen-denominated fund of hedge funds which mainly invest in Japanese financial markets. The fund features an 80% principal protection at initial investment, and will be sold exclusively by Shinsei Bank.

The fund will primarily focus on the Japanese financial market, investing in a diverse portfolio of hedge funds, including arbitrage funds, stocks, and convertible bonds. Risk will be managed using the latest financial technology. ISA will be responsible for manager selection and portfolio management.

The principal of the fund will be protected through portfolio insurance provided by CDC ICM, the capital markets subsidiary of French financial group CDC IXIS. Specifically, principal will be protected by a portfolio insurance method managed by CDC ICM, using a dynamic rebalancing of investments in the fund of hedge funds and in stable short-term financial instruments. The principal of the fund will be protected at a minimum of 80%, with a maximum step up potential of 100%, through a guarantee provided by CDC ICM. CDC ICM is rated AAA by S&P, Aaa by Moody's and AAA by Fitch.

In recent years, the Japanese stock market has dramatically decreased in value, resulting in institutional and high net worth individual investors moving many of their assets to non-market-directional hedge funds. Those hedge funds have tended to focus on U.S. assets. In addition, the performance of a non-market-directional strategy mainly depends on the stock selection ability of the asset management company. Therefore, an investment in a single fund carries manager specific or investment strategy risk.

This new fund of hedge funds is unique in that it incorporates a non-market-directional strategy that uses Japanese financial instruments. It enables investors to achieve strategy

and manager diversification without currency hedging. Also, investors who have already invested in U.S. assets can now diversify their assets through exposure to the Japanese market.

Although specific product details are still being developed, it is anticipated that the fund will be launched as a public placement in November. It will be the first publicly offered investment product to feature a fund of hedge funds invested in Japanese financial instruments. (Researched by Shinsei Bank and as of September 26, 2002)

Like this new fund of hedge funds, Shinsei Bank continues to develop value-added alternative investment products for and to deliver high quality asset management ideas to our customers.

About Shinsei Bank

Shinsei Bank, Limited (www.shinseibank.co.jp) is a leader in creating a new financial environment for Japan. Formerly The Long-Term Credit Bank, Shinsei Bank is the first Japanese bank operating under international ownership. Investors include major financial institutions in Europe, the United States and Canada. In addition to its existing banking activities, Shinsei Bank has developed retail and investment banking businesses, in which it is setting new industry benchmarks and standards. Shinsei Bank's diverse management team draws on a wide range of financial backgrounds from Japan and overseas. Combining various skills and approaches, Shinsei provides customized banking services to a wide range of customers. As of March 31, 2002, the Bank's has total assets of ¥8.1 trillion (US$60.5 billion), stockholders' equity of ¥623.5 billion (US$4.7 billion) and capital adequacy ratio of 17%. Net income was ¥61.2 billion (US$459.6 million) and ROE was 10.9%.

About Investor Select Advisors

Investor Select Advisors (www.investorselectadvisors.com) provides institutional, corporate, and high net worth investors with alternative investment strategies designed to meet distinct risk parameters and return objectives. Founded in 1996 and based in Bermuda, Investor Select Advisors maintains offices in New York, London, Singapore, Sydney, Tokyo, and Hong Kong. It is a registered Investment advisor with the U.S. Securities and Exchange Commission and British Financial Services Agency. With US$260 million in assets (as of July 31, 2002). Investor Select manages hedge funds invested globally, including those focused on Japanese financial instruments. Its management, including the chairman Hans

Tiedemann; the CEO Nicholas Bullman, and the president John Trammell, have lived in Japan, worked for Japanese financial institutions, and managed U.S.-affiliated companies in Japan. They understand the Japanese investment climate and the particular needs of the Japanese investor.

About CDC IXIS Capital Markets (CDC ICM)

France's CDC IXIS Capital Markets (www.cdcixis-cm.com), which provides the principal protection and investment management services for this fund, is a financial institution which is widely recognized as a key player in the French and European capital markets. CDC ICM is rated AAA by S&P, Aaa by Moody's and AAA by Fitch. CDC IXIS, CDC ICM's parent company, is the principal financial services provider of the CDC Group. The core of the CDC Group is French public financial institution CDC (Caisse des Dépôts et Consignations). Founded in 1816, CDC is a special public institution that has been a key contributor to the development of France's social economy, as well as to the modernization of its financial system. CDC is a quasi-public institution with a strong financial base, including total assets of €328.3 billion and shareholders' equity of €12.9 billion (as of December 31, 2001). CDC Group works with financial service providers around the world, including investment banks, asset management firms and insurance companies, competing directly with the private sector.

EXHIBIT A-54

Mellon

SHINSEI BANK

PRESS RELEASE

Date: August 15, 2002

MELLON AND SHINSEI JOIN FORCES TO OFFER INVESTMENT MANAGEMENT SERVICES TO THE JAPANESE PENSIONS MARKET

Mellon Financial Corporation and Shinsei Bank, Limited, have agreed to the formation of a new joint venture investment advisory and trust company to provide investment management services to the Japanese pensions market, subject to regulatory approval. The joint venture will be headquartered in Tokyo and launched in late 2002.

Shinsei and Mellon will each own 50 percent of the new company, which will offer investment management services to Japanese public and corporate pension funds. These services will be supplied from Mellon's 16 investment management subsidiaries and affiliates. Mellon is the sixth largest asset manager in the US and ranks fourteenth worldwide.

The joint venture will focus on offering global and international asset management for Japanese pension funds. The strengths of the joint venture will derive from each partners' unique intellectual assets.

Shinsei's deep relationships with Japanese corporate and public sector institutions will enable the venture to position itself well in this market. Mellon's wide range of investment management skills across global asset classes, including alternative investment management strategies, will enable the joint venture to add significant value to these institutions.

The joint venture complements the activities of Mellon's existing asset management distribution subsidiary, Mellon Global Investments Japan Co. Ltd, which will continue to offer Mellon asset management services to the Japanese retail and institutional non-pension markets.

Total assets invested in Japanese pension funds is approximately ¥270,000 billion. According to Cerrulli Associates, investment advisory companies currently have only 13.5 per cent of the market amounting to approximately ¥35,000 billion. The market is expected to grow around 12 per cent per annum to 2005.

Commenting on the agreement, Masamoto Yashiro, Chairman and President of Shinsei Bank said:

"We are extremely pleased that two such respected companies have joined forces to provide a local service to the Japanese pensions market. We believe the shared skills and experiences of Mellon and Shinsei will prove to be key in the decision making process of our prospective Japanese clients"

Martin G. McGuinn, Chairman and Chief Executive of Mellon Financial Corporation said:

"Japanese pension plans are increasingly interested in high quality global investment skills. With Mellon they will find a broad array of best in class investment managers covering the full range of investment styles. The experience and success that Mellon has had in the U.S. and U.K. pension markets will be translated with our partner into a dynamic business that will provide a high quality service to the Japanese market."

Mellon SHINSEI BANK

Ronald P. O'Hanley, Vice Chairman of Mellon Financial Corporation and President of Mellon Institutional Asset Management, said:

"We are pleased to be joining forces and furthering our relationship with Shinsei. Japan is an important market for Mellon and by leveraging our partnership with Shinsei we will be even more effective, combining Mellon's asset management expertise with Shinsei Bank's solid corporate relationships and advanced approach to this market."

- ENDS –

Notes to editors

Mellon Financial Corporation

Mellon Financial Corporation is a global financial services company. Headquartered in Pittsburgh, Mellon is one of the world's leading providers of financial services for institutions, corporations and affluent individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon has approximately $2.8 trillion in assets under management, administration or custody, including $588 billion under management. Its asset management companies include The Dreyfus Corporation and U.K.-based Newton Investment Management Limited. News and other information about Mellon is available at www.mellon.com.

Mellon Financial Corporation is part of a consortium of global financial institutions that owns Shinsei Bank. Martin G. McGuinn is a member of the Board of Shinsei Bank, Limited.

Shinsei Bank Limited

Shinsei Bank, Limited is a leading innovator in Japan's financial services industry. Shinsei Bank is the first Japanese bank operating under international ownership. Leveraging long-term customer relationships and knowledge, Shinsei Bank aims to create new benchmarks for investment and retail banking in Japan. The Bank provides a wide range of services, from state-of-the-art consumer banking products and technology, to cutting-edge advisory services including asset management, securitization, non-recourse loans, syndicated loans, corporate advisory and enhanced financial market activities. News and other information about Shinsei is available at www.shinseibank.co.jp.

EXHIBIT A-55

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

August 12, 2002
Shinsei Bank, Limited

Shinsei Bank starts to offer "Powered Japan" Risk Reduced Nikkei Index Referring Fund 2002-09

--- The first fund distributed exclusively by the Bank

Shinsei Bank, Limited ("Shinsei Bank") offers a risk reduced investment trust, the first exclusive fund distributed by the Bank. The unit-type investment trust will be set up by Prudential Investments Japan Co., Ltd. ("Prudential Investments Japan"). Shinsei Bank will market the fund exclusively to its retail customers through the comprehensive "PowerFlex" accounts in 27 Financial Centers.

Prudential Investments Japan will set up a new unit-type investment trust as of September 18th, 2002 called "Risk Reduced Nikkei Index Referring Fund 2002-09", or "Powered Japan". The subscription period for the fund will run from August 16th through September 13th.

"Powered Japan" will be a risk-reduced fund with the following unique characteristics:

・The fund will participate in capital gains if the Nikkei Index rises, but the fund's losses will be less than that of the Nikkei Index should the Nikkei Index fall.

・Specifically, the value of the fund as of maturity will be one of the following four cases:

Case	Rate of Movement of Nikkei Index	Fund's Targeted Value at Maturity
1	Rise of 22% or more:	12,200 yen (upper limit)
2	Rise between 0% to 22%:	100% of index's upward movement
3	Fall of 0 to 20%:	100% of Principal (10,000 yen)
4	Fall of 20% or more:	Fund value decrease percentage is reduced by 20 percentage points

・The fund will invest in bonds whose value at maturity depends on the movement of the Nikkei Index.

This is the first fund that Shinsei Bank markets exclusively. Shinsei Bank has selected "Powered Japan" as it appeals to the retail investors with positive view for Japanese equity market and also meets the need of reducing risk.

Prudential Investments Japan developed the first limited-risk style fund in February 2000, and has continued to launch such funds since then. As of the end of June 2002, Prudential Investments Japan had launched a total of ten such funds, with total assets of approximately

51.1 billion yen. Prudential Investments Japan is a pioneer at handling funds of this sort, along with its expertise in bond selection, the bond term setting process, and the accurate pricing and operational management.

Shinsei Bank re-launched a retail business on June 5, 2001 with introduction of "PowerFlex" comprehensive account that enables our customers to invest in debentures, yen deposits, foreign currency deposits and investment trusts. Shinsei Bank offers 16 investment funds to retail investors with quality consulting. We would like to continue our effort to offer products and services to meet customers' asset management needs.

----------------- About Prudential Investments Japan ----------------------

Prudential Investments Japan, a subsidiary of Prudential Financial, Inc., provides investment trust products to help Japanese consumers plan for their financial future. As of July-end 2002, Prudential Investment Japan has 216.5 billion yen assets under management.

Prudential Financial companies (www.prudential.com), with approximately $557 billion in total assets under management and administration as of June 30, 2002, serve individual and institutional customers worldwide and include The Prudential Insurance Company of America, one of the largest life insurance companies in the U.S. These companies offer a variety of products and services, including life insurance, property and casualty insurance, mutual funds, annuities, pension and retirement related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises and relocation services.

EXHIBIT A-56

For Immediate Press Release

Shinsei Bank announces Quarterly Information for the First Quarter of Fiscal 2002

Tokyo (Wednesday, August 7, 2002) -- Shinsei Bank, Limited ("Shinsei Bank") today announced its quarterly information for the first quarter of Fiscal 2002 ending March 31, 2003.
The attached information was disclosed voluntarily by Shinsei Bank starting at the subject quarter-end, based on "The Front-Loaded Reform Program" of the Ministerial Meeting on Economic Measures and "The Program for Structural Reform of Securities Markets" of the Financial Service Agency.
The information in this press release is unaudited.

Information as of the end of June 2002

1. Disclosure of Bad Assets -- to be classified in categories under the Financial Revitalization Law

<Non-consolidated> (in billions of Yen)

	as of Jun-02 <Result* (a)>	as of Mar-02 <Result (b)>	changes <(a)-(b)>
Substandard	261.2	367.0	-105.8
Doubtful	429.1	440.1	-11.0
Bankrupt & Quasi-Bankrupt	267.3	306.6	-39.3
Total	957.6	1,113.6	-156.0

*Result: based on self-assessment as of the end of June-2002

2. Capital Adequacy Ratio (Domestic Criteria)

<Consolidated>

	as of Sep-02 <Estimated*>
Capital Ratio	about 17%
Tier 1 Ratio	about 11%

*This is estimation at present and subject to change.

(Reference)

as of Mar-02 <Result>
17.04%
10.66%

3. Summary of Unrealized Gains or Losses on Securities & Derivatives

3.1. Securities Available-for-Sale <Non-consolidated>

(in billions of yen)

	as of Jun-02 *			
	Market Value	Net Appraisal	Gains	Loss
Japanese Stocks	8.2	-0.4	0.2	0.5
Japanese Bonds	1,318.4	5.1	5.4	0.2
Others	409.8	4.1	20.6	16.5
Total	1,736.5	8.9	26.1	17.3

<Reference> (in billions of yen)

as of Mar-02			
Market Value	Net Appraisal	Gains	Loss
1.9	0.0	0.0	0.0
959.0	1.5	1.7	0.2
455.2	7.8	13.9	6.1
1,416.1	9.4	15.6	6.3

*1: Net Appraisals (Gains/Loss) as of the end of June-2002 are calculated by book value after amortization and before devaluation.

*2: Shinsei Bank has no Securities Being Held to Maturity.

3.2. Derivatives <Consolidated>

(a) Interest Rate-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

<Unaudited Base>	as of June 28, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)	as of March 31, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Forward Rate Agreement (Listed)	657.2	0.6	0.6	285.1	-0.1	-0.1
Interest Rate Swap (OTC)	6,996.0	39.4	39.4	7,247.6	35.5	35.5
Interest Rate Options (OTC)	963.1	0.0	0.0	560.5	-1.3	-1.3
Total			40.0			34.1

*1 Derivatives for which hedge accounting was adopted are excluded from the above table.

*2 The market values (listed) represent the closing price on the Tokyo Financial Future Exchange and other exchange at the date.

The market values of over-the-counter transactions are calculated mainly by using the discounted present value or an option pricing model.

(b) Currency-Related Transactions <Reference> (in billions of Yen)

	as of June 28, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)	as of March 31, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Currency Swaps	498.6	-4.1	-4.1	582.4	-5.6	-5.6

*1 Swaps for which hedge accounting was adopted and mentioned in *3 below were excluded from the table above.

*2 Market values are calculated by using the present value of estimated cash flows.

*3 Contractual value or notional principal of the currency swap which were accounted for an accrual basis were as follows:

Currency Swap (accrued)	59.5	3.4	3.4	35.8	-0.2	-0.2

And contractual values of the forward foreign exchange contracts and currency options that were marked to market were as follows:

	as of June 28, 2002 Contractual Value or Notional Principal Amount	as of March 31, 2002 Contractual Value or Notional Principal Amount
Forward Contracts	330.6	362.2
Currency Options	158.6	162.8

(c) Equity-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of June 28, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)	as of March 31, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Equity Futures (Listed)	3.4	0.0	0.0	0.3	0.0	0.0

*1 Derivatives mentioned above were marked to market.

*2 The market values represent the closing price on the Tokyo Stock Exchange and other exchange at the time.

3.2. Derivatives <Consolidated> --continued--

(d) Bond-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

<Unaudited Base>	as of June 28, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)	as of March 31, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Bond Futures (Listed)	3.6	0.0	0.0	124.5	0.1	0.1
Bond Future Options (Listed)	26.8	-0.1	-0.1	-	-	-

*1 Derivatives mentioned above were marked to market.

*2 The market values represent the closing price on the Tokyo Stock Exchange and other exchange at the time.

(e) Commodity-Related Transactions: No outstanding positions

(f) Credit-Related Transactions (in billions of Yen) <Reference> (in billions of Yen)

	as of June 28, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)	as of March 31, 2002 Contractual Value or Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Credit Default Option	44.7	-0.4	-0.4	50.3	-0.5	-0.5

*1 Derivatives mentioned above were marked to market.

*2 The market values are calculated by using the present value of estimated cash flows.

4. Deposit & Debenture <Non-consolidated>

(in billions of Yen)

	as of Jun.-02	as of Mar.-02	Changes
Deposits & Debentures (including NCD	5,337.8	5,119.3	218.5
Deposits from individuals	1,039.2	861.4	177.9
Term Deposits	782.9	642.3	140.6

EXHIBIT A-57

SHINSEI BANK

Information

August 1, 2002
Shinsei Bank, Limited

Business Tie-up with Ramius Capital Group

Shinsei Bank, Ltd., and Ramius Capital Group, LLC, have reached an agreement whereby Shinsei will act as the exclusive sales agent in Japan for several investment vehicles which will be managed by Ramius Capital. These investment vehicles will make available for the first time Ramius Capital's investment management expertise to Japan-based institutional and high net-worth investors. In concert with these investment vehicle launches, Ramius will open a Tokyo office to provide investor support and closely monitor investment opportunities in the Japan market itself.

In 1994, Ramius Capital was formed by Peter Cohen, the former Chairman and CEO of Shearson Lehman Brothers. Its other senior principals include: Morgan Stark, the former CEO of Chemical Securities, and Thomas Strauss, the former President of Salomon Brothers. Each of the senior principals has over 30 years experience in the management of Wall Street firms. Ramius Capital has over 80 employees and a fully-developed internal platform for portfolio management, operations, accounting, legal/compliance, and client services. The firm currently has approximately $3 Billion under management in alternative investment strategies with emphasis on capital preservation. Ramius Capital's investment philosophy entails a multi-strategy approach to achieve attractive absolute returns with very low volatility and minimal correlation to conventional asset classes such as equities and bonds. Ramius Capital is committed to the Japanese market and believes that the relationship with Shinsei Bank will allow it to establish a significant long-term presence in Japan.

Shinsei Bank plans to offer Ramius Capital's investment vehicles to institutional investors and high net-worth individuals. Launch of the first Ramius Capital investment vehicle is targeted for September 2002.

Shinsei Bank continues to develop a wide array of alternative investment vehicle to deliver high value-added returns to its clients. Ramius Capital will play a key role in this strategy.

END

EXHIBIT A-58

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Outlook for Japanese and Overseas Economies during Fiscal 2002-2003

Economics Department
Shinsei Bank, Limited
July 1, 2002

Overview

Uncertainties amidst the recently-started economic recovery

In the fiscal year ending March 2002, the Japanese economy was compelled to post a decrease in GDP growth of 1.3%, its worst economic performance since the 1970s, caused by a sharp decrease in exports due to the collapse of the IT bubble in the U.S. This adversely affected profits in the manufacturing sector and caused a slump in consumer spending and housing investment, and the curtailment of capital spending. However, the negative effects of the collapse of the IT bubble had almost disappeared by the end of 2001, and exports to Asian countries and the U.S. have begun to pick up since the beginning of 2002, resulting in the economy bottoming out.

In the first half of fiscal 2002, growth in the Japanese economy will remain flat due to the aftereffects of the economic slump in Fiscal 2001. However, in the second half, the rate of growth in the economy will begin to rise due to an improvement in corporate earnings, leading to a pick-up in capital spending and also an improvement in the employment situation, increasing consumer spending and resulting in a slightly positive rate of economic growth of 0.1% for the 2002 fiscal year as a whole.

In Fiscal 2003, the tempo of economic growth will gradually accelerate due to growing corporate earnings which will directly affect an increase of capital investment and consumer spending. Capital spending, such as renewal investment which has been curtailed since the 1990s, and investment in new business areas will expand supported by abundant corporate cash flows. Consumer spending will enter into a full-scale recovery due to an improvement in employment and an increase in bonus payments. In the meantime, prices will remain stable due to the Japanese yen strengthening against the U.S. dollar, reflecting an increased imbalance in the current accounts of Japan and the U.S., and the remained excess production capacity.

However, the international economic environment still needs to be watched closely. First, the tempo of economic recovery in Asian countries such as China and South Korea appears to be too fast. Careful attention must be paid to an increase of Budget Deficit in China caused by the expansion of public spending and the like, and the occurrence of a consumer spending spree caused by an increase in consumer loans in South Korea. In addition, a slowdown in the U.S. economy after the middle of 2002 when the effects of economic stimulus policies such as a reduction of interest rates and tax cuts are phased out cannot be ruled out, and besides, increasing mistrust of the corporate sector in the aftermath of the Enron shock may have a negative impact on the economy through a decline in stock prices and the exchange rate.

Ⅰ. Present state of the Japanese and overseas economies

1. Present state of the Japanese economy

The Japanese economy was compelled to post a negative rate of GDP growth of 1.3% in the fiscal year ending March 2002, its worst economic performance since the 1970s, as a result of an economic recession caused by the collapse of the IT bubble in the U.S. However, the economy bottomed out at the beginning of 2002 due to a recovery in exports. The latest economic slump clearly resulted from the collapse of the IT bubble in the U.S., which sharply reduced worldwide

demand for communications equipment, causing Japanese exports to continue falling from July 2000 to December 2001, posting a post-war record rate of decline of 18.8%. In particular, the volume of exports for electrical machinery decreased as much as 34.8% during the period. The Japanese economy naturally experienced a serious slump because of this sharp decline in exports, and this prompted fast moves for employment restructuring and curtailment of investment mainly in the electric machinery industry. Electric machinery makers, confronted by the first full-scale slump in the post-war period, launched drastic restructuring in employment and investment, which has affected other industries with a slight time-lag. A slower rate of growth in employee income due to cuts in working hours, employment and wages has brought a slump in consumer spending and housing investment, and depressed corporate earnings have made the curtailment of capital investment inevitable.

However, the negative effects of the collapse of the IT bubble had almost disappeared by around the end of 2001. The value of worldwide sales for semiconductors hit bottom in February 2002, and has gradually been on the rise since then. This has been supported by completion of inventory adjustment for communications equipment and parts, and adjustment in IT-related investments on a worldwide basis. Furthermore, the U.S. and Asian countries have already begun to show a strong economic recovery since the end of 2001 due to positive measures taken to bolster their economies, and together with the negative effects of the collapse of the IT bubble running its course, demand for Japanese products (exports from Japan) has been increasing. In particular, the volume of auto exports to the U.S. and electric machinery parts and materials to Asian countries increased sharply in the first quarter of 2002, posting annualized growth of 29.5% by volume base. Furthermore, the increase in the volume of exports to Asian countries has already exceeded a previous peak recorded in 2000. As a result, domestic production is recovering, for the present bringing a pause to the restructuring in employment and investment.

Nonetheless, the aftereffects of the slump this time still affect the Japanese economy which, although having hit bottom, continues to be sluggish in the first half of 2002. With respect to consumer spending, ordinary profits in Fiscal 2001 decreased 20.0% from the previous fiscal year, and corporations mainly in the manufacturing sector are continuing efforts to cut personnel expenses, so causing the rate of growth in employee income to be slow. Corporate earnings are expected to grow in Fiscal 2002, but corporations will continue to restrain personnel expenses until increased earnings are realized. As a result, consumer spending and housing investment continues to be sluggish. However, new-model passenger cars, famous European and U.S. branded goods and upgraded plasma display TVs are selling well, indicating that consumers are not necessarily always reluctant to spend.

Capital spending will inevitably remain weak in the first half of this fiscal year, influenced by the continued decline in machinery and construction orders, leading indicators of capital spending, in the second half of the fiscal year ending March 2002. These orders are expected to recover in the first half of Fiscal 2002, but the actual impact of the increase of capital spending will occur in the second half of this fiscal year. Capital spending by large corporations, occupying a high ratio in large-scale continuous works, will be compelled to show a negative growth, whereas that by small- and medium-size companies sensitive to the bottoming out of the economy is moving toward recovery. Besides, housing investment still continues to decrease although the rate of year-to-year decline has become less than in Fiscal 2001. Overall demand for housing is weak due to the worsened income environment together with the reaction to termination of the special tax cut for housing loans. However, sales of high-rise condominiums located in the center of Tokyo, which have succeeded in attracting new customers, remain brisk.

The rate of decline in the consumer price index is gradually decelerating due to such factors as stabilizing food prices, changes in the price-reduction strategy of the dining-out industry, and others. If prices of home electric appliances and daily goods which continue to be influenced by Chinese exports, and rent which is closely linked to a decline in land prices, are excluded, downward pressures on prices have become weaker than before, reflecting the improvement in the current economic trend.

With respect to the financial market, an ultra-low interest rate situation has continued since 1999. During this period, the Bank of Japan shifted its policy measures from uncollateralized overnight call rate (a kind of inter-bank short-term interest rates) to outstanding balance of the current accounts at the Bank of Japan (on March 19, 2001), which does not seem to have had a

great impact on the actual economy because the relaxed supply/demand situation in the financial market remains the same before and after that date. Besides, successive downgrading of the credit rating of Japanese government bonds has resulted in no change to the long-term interest rate.

Stocks showed a continuous decline from May 2000 in line with a slowing down in the economy, and the Nikkei 225 dipped below 9,500 in February 2002. The Nikkei 225 turned around as the economy bottomed out, recovering to nearly 12,000 yen at the end of May, but then backed down again to almost 10,000 yen in June in step with the decline of the U.S. stock market. A series of measures taken by the Financial Services Agency from February to March to regulate short selling may be regarded as proper in order to prevent stock prices from falling too far in the climate of very uncertain investor sentiment then prevailing during the worst economic conditions.

The Japanese yen rate moved almost in step with economic performance. The exchange rate for the Japanese yen against the U.S. dollar began to weaken from the end of 2000 at 105 –110 yen to the dollar to a low of 134 yen to the dollar at the beginning of January 2002, but rates turned around to move back to 119 yen to the dollar at the end of June. If prospects for the U.S. economy become uncertain and the Japanese economy bottoms out while the imbalance in current accounts of Japan and the U.S. continues to widen, it will be inevitable for the U.S. dollar to weaken or the Japanese yen to strengthen.

Lastly, the so-called "March Crisis" was avoided, and the negative influence of non-performing loan problems is gradually weakening. Non-performing loans have the following two problems; firstly, there is the burden to be borne by financial institutions in disposing of newly-occurring bad debts, and secondly, there is the potential burden of completely disposing of existing bad debts. The burden in disposing of newly-occurring bad debts is lessening because the economy has bottomed out. This is reflected in decreasing trends in the number and total value of bankruptcies from this last March. In the meantime, the potential burden of completely disposing of existing bad debts appears to have been considerably lessened due to a special inspection of major banks conducted by the Financial Services Agency and the resultant increase in their reserves for disposing of bad debts. If part of the regional financial institutions are excluded, reserves against existing bad debts have become much more secure than a few years ago. As with deflation problems, bad debt problems are the result of the economic recession, but not the cause thereof.

2 . Present state of overseas economies

The world economy is coming out of the recession in the first half of 2002, which was triggered by the collapse of the IT bubble in the U.S. The U.S. and East Asian economies are presently leading the recovery in the world economy.

The U.S. economy has succeeded in smoothly exiting the slump caused by the collapse of the IT bubble. It posted a growth rate of 1.2% for 2001, sharply down from 4.1% in 2000, but compared to past recessions with negative growth rates, the decline in the economy proved to be mild thanks to the implementation of extremely good timing of highly positive economic policies. A large-scale income tax cut totaling as much as US$40 billion was implemented from summer to autumn of 2001, when the entire U.S. economy began to feel the effects of a decrease in IT-related capital investment. Additionally, due to the terrorists attacks of September 11, 2001, the discount rate was reduced by 1.75% as an urgent and temporary measure, in addition to the 3% reduction already in place from the beginning of 2001. This drastic stimulation of the economy of a kind not seen since the beginning of 1980s contributed to a recovery in consumer spending as early as the 4th quarter of 2001, and almost completely absorbed negative shocks resulting from a sharp decrease in capital spending. Furthermore, a second round of tax cuts amounting to US$70 billion, part of the Bush Tax Cuts of last June, was implemented in January 2002. These all contributed to the U.S. economy posting a high annualized rate of growth of 5.6% in the first quarter in 2002. The exercise of such positive Keynesian economic policies limited the decline of the actual economy to a minimum, whereas the adjustment of the two structural problems occurring in the booming economy of the 1990s, namely a gigantic current account deficit and excess debts held by corporations, has been postponed.

However, the financial market has already given warning of the dangers in delaying tackling

these two structural problems. The New York Dow recovered smoothly from the low of 8,236, recorded on September 21, 2002 soon after the terrorist attacks, to 10,635 on March 19, 2002, but thereafter started to fall to as low as 9,100 at the end of June. Starting with last December's failure of Enron, an integrated energy company, a series of bankruptcies in large corporations such as Global Crossing, a major communications company, K Mart, a major discount store, etc., occurred. Some large companies are regarded as potentially bankrupt. What these bankrupt companies have in common is excess investment through an increase of interest-bearing liabilities (borrowing plus corporate bonds) made in the booming economy of the end of the 1990s. The poor performance of stock prices can be understood as investor distrust toward companies providing inadequate and inaccurate information on their financial condition. In the meantime, the U.S. dollar has since last April been experiencing all-out weakness against other currencies due to a move toward the re-expansion of the U.S. current account deficit and increased distrust of U.S. corporations by overseas investors.

Meanwhile, East Asian countries other than China experienced the strongest negative impacts of the collapse of the U.S. IT bubble, but those economies have been recovering fastest when the negatives created by the collapse of the IT bubble disappear. The best example among these is South Korea, whose economy has been recovering since the end of 2001 due to a pick-up in exports and also stimulative economic policies. Consumer spending, particularly for passenger cars, is strong, but a good showing in consumer spending is being supported by increased credit to consumers, particularly increased loans by use of credit cards. The tempo of expansion in the economy seems to be slightly in excess of normal due to the aforementioned factors. The Chinese economy is expanding smoothly as a worldwide production base for mass-produced goods, but in the lead up to a change in personnel of the Communist Party's chief executive to take place in the fall of 2002, the government seems to be intent on maintaining a higher than normal rate of growth in the economy at present. Budget Deficit is expected to reach 3% of nominal GDP in Fiscal 2002 due to expansion of public spending, and there should be concern over unsolved problems of bad debts held by national enterprises.

The European economy is also gradually moving toward recovery. However, there exists a slight difference between France and Britain, whose economies have a good showing, and Germany and Italy, which are still taking time to enter recovery. The difference seems to stem from the extent of the effects of the collapse of the IT bubble in the U.S. and their own economies, and the extent of progress in structural reform centering on the labor market. Germany is experiencing negative effects of the collapse of the IT bubble in both the U.S. and domestically, whereas in Italy labor unions implemented large-scale strikes in March and April to protest reform of the Labor Act (deregulation permitting dismissal of workers) to be made by the Berlusconi government, significantly affecting on the economy.

II . Prospects for the Japanese economy

1 . The Japanese economy in the second half of Fiscal 2002

In the second half of fiscal 2002, the Japanese economy will be in a situation where the aftereffects of the recession begin to slowly thin out as an economic recovery triggered by an increase in exports gradually spreads to the entire economy. For this reason, the tempo of this recovery may not accelerate quickly. In specifics, the manufacturing and construction sectors will continue to cut employment in order to finalize employment restructuring, bringing no growth in winter bonus payments. Also, time needed to bring about a full-scale recovery in capital spending and the continuing decrease in public spending will all put a brake on the acceleration of the economic recovery. The annualized rate of growth in the economy in the second half will rise as high as 2.2% (that for the first half being minus 0.2%), but the average growth rate in Fiscal 2002 is expected to be limited to 0.1%.

(Consumer spending)

Consumer spending will gradually increase its growth speed. However it will not regain full vigor because employee income growth remains relatively low due to continued caution on the part of corporations. The annualized rate of growth in the real consumer spending in the second

half of 2002 is anticipated to be 1.7% (0.8% in Fiscal 2002).

First, employment, which has the largest effect on consumer spending, will gradually move into positive growth. Whereas the tempo of expansion of employment in the service industry will increase, the speed in employment cuts in the manufacturing and distribution industries will decelerate. Besides, a ripple effect resulting from a large-scale cut in employment in the electric machinery industry occurring in the second half of fiscal 2001 will almost disappear, while a shift of production into China is peaking out, which will work positively for employment. In the meantime, low growth in wages and working hours continues. The rate of growth in wages is expected to remain almost flat due to agreements on zero growth in annual salaries and no growth in bonus payments resulting from the severe stance taken by corporations. With respect to working hours, a mildly decreasing trend remains intact due to a move to shorten working hours within the hours stipulated by corporations and a rise in the ratio of part-timers in the labor market. In conclusion, the rate of growth in employee income will become positive as employment recovers, but the curtailment of wages and working hours will continue, limiting employee income to a low rate of growth.

In the meantime, a recovery trend in demand for consumer durables, which experienced a slump in sales in Fiscal 2001, will be sustained from the first half of this fiscal year. With respect to passenger cars, carmakers' efforts to introduce new models and other factors will increase demand for the replacement purchase of cars bought in the late 1980s, which will put a slight brake on a shift to mini cars. Large-size plasma TVs and LCD TVs will become increasingly familiar to consumers due to makers' full-scale efforts to bolster sales of such items, and the number of units will be on the rise. Increased consumer appreciation of upgraded features in digital electric home appliances such as digital TVs and car navigation systems will lead to increased market penetration. On the other hand, growth in demand for PCs and cellular phones which are already owned by a larger number of people remains stagnant. Demand for video will decrease as a shift towards DVD, etc., continues. Consumers have become sensitive to quality rather than price due to a series of problems about food contamination and falsification of origin, increasing the need for high-quality goods.

(Housing investment)

Housing starts in Fiscal 2002 are expected to decrease from 1,170,000 units in Fiscal 2001 to 1,130,000 units, posting a negative rate of growth of 4.7% on housing investment in real terms. However, the decrease in the demand for housing will center on the first half and the real annual growth rate in the second half is anticipated to remain almost flat at 0.7%. Demand for housing has become far more closely related to economic conditions than before, which is particularly noticeable in single-family houses which occupy about half of housing investment. The number of visitors to housing exhibition centers has been on the rise from the beginning of 2002, but considering the time-lag to contract, housing starts will bottom out and then turn around in the second half of this fiscal year. In the meantime, the number of houses for rent and condominium sales, which maintained a relatively high level in Fiscal 2001 thanks to providers' efforts, will continue to experience a mildly reactionary decrease throughout Fiscal 2002. In particular, housing starts for high-rise condominiums located in the center of Tokyo which are attracting new clients such as retirees are continuing to have a good showing, whereas a weakening of demand for medium-height condominiums in the suburbs is noteworthy.

(Capital spending)

The rate of growth in capital spending in the first half of Fiscal 2002 is expected to show an annualized rate of decrease of 0.5%, but recover to 6.4% in the second half, resulting in a negative growth of 5.1% for Fiscal 2002 over the previous fiscal year, this being caused by a sharp decline in capital spending in the second half of Fiscal 2001 (a base effect from this negative growth, so-called negative *geta*, is minus 7.9%). Corporate earnings have been on a recovery since the end of the 2001 fiscal year due to benefits realized from restructuring efforts and the bottoming out of the economy, but considering the time-lag of about 6 months from an increase of corporate earnings to actual increase in capital spending, a pick-up in capital spending is expected to occur in the second half of this fiscal year. Capital investment expected to increase

in Fiscal 2002 will center on renewal investments needing a limited amount of capital, which include investments in machine tools, trucks, injection molding machines for plastics, some remodeling of stores, etc. With the uncertain prospects for overseas economies, corporate managers' sentiment has not become that bullish, although they have abundant cash flows.

(Public spending)

Public spending in the first half of Fiscal 2002 will show a slight increase at an annualized rate of 2.0%, but in the second half, it will return to a decreasing trend to post a negative growth of 6.5%. The annual rate of growth is expected to be minus 0.1%. A major part of the increase in public spending in the first half will be supported by additional spending slated in the second supplementary budget in Fiscal 2001, which was brought forward to the first half of this fiscal year, and a decreasing trend in public spending caused by the government's policy of curtailing public spending will become clear again in the second half. Additional public spending of about 1 trillion yen was expected to be implemented in Fiscal 2002, but for many projects spending will be postponed until Fiscal 2003.

(Exports and imports)

The rate of growth in the volume of exports in Fiscal 2002 will be 6.9%, to recover from a negative growth of 9.9% recorded in the previous fiscal year, the largest rate of decline since the 1970s. In terms of items, exports of electric machinery will increase 9.8% from a decrease of 24.2% in the previous year, which determines a general trend in overall exports. In terms of areas, exports to the U.S. and Asian countries, which suffered a sharp decrease in Fiscal 2001, will increase, but if prospects for exports in the first and second half are examined, the annualized rate of growth will post 10.5% in the first half, whereas the tempo of growth will gradually decelerate in the second half to 4.4%. This will result from the following: (1) a deceleration in the rate of increase in actual demand for communication-related equipment which is temporarily surging due to progress in inventory adjustment; (2) a decrease of the presently constant levels of exports of autos to the U.S. due to slowing of brisk demand for passenger cars; (3) the rapid recovery in Asian economies will pause; and (4) the recent shift of the exchange rate from a weak yen to a strong yen will gradually erode the effects of weak yen. A strong overseas demand exists for Japanese products which have a good balance between quality, function and price, and exports will show a generally smooth increase in line with the recovery of the world economy.

In the meantime, the rate of growth in the volume of imports will increase 2.4% in Fiscal 2002 from minus 4.2% in the previous fiscal year. The overall trend in imports will be also determined by imports of general machinery including electric machinery. The penetration of imports into the Japanese market advanced in the 1990s to further strengthen the link between imports and domestic demand, and a constant growth in imports will be maintained while the economy shows a gradual recovery. However, imports of clothing and home electrical appliances from China which are found in many Japanese homes will make it difficult for imports to show increases as sharp as those experienced in the late 1990s. Besides, the yen will not strengthen sufficiently to bring a sharp increase in imports, and thus, the rate of growth in the volume of imports will be less than that of exports.

(International balance of payments)

The Japanese current surplus in Fiscal 2002 will return to a historic high of 15.0 trillion yen from 11.9 trillion yen in Fiscal 2001. The main factor for such expansion is a sharp expansion in the trade surplus due to a sharp increase in the export, which will increase from 9 trillion yen in Fiscal 2001 to 12.6 trillion yen in this fiscal year. However, if the trade surplus for each half is examined, a sharp increase will center in the first half, and the surplus will show a limited growth in the second half. There should be no big change in balances in services and incomes, but if a general trend existing since the late 1990s is confirmed, the deficit in service balance has become smaller because it is transitioning from a constant level to a decrease, due, in part, to a decline in transportation costs. On the other hand, the income balance is on the rise due to an increase in profits remitted from overseas subsidiaries established in the shift to overseas production. In addition, the deficit in the current transfer balance will increase sharply from 0.6 trillion yen in

Fiscal 2001 to 1.2 trillion yen this fiscal year, which is in fact a return to a normal level after a temporary dip caused by compensation for damages received in Fiscal 2001 in connection with so-called Princeton Bond and repayment of loans extended when the economic crisis of East Asian countries occurred.

(Prices)

The rate of increase in the consumer price index for Fiscal 2002 will continue to show a decline of 0.6%, a four-year consecutive decline, but the tempo of the decline will slow slightly. This will largely result from flattening out of the fall in food prices. One reason for this is that problems concerning traces of agricultural chemicals in Chinese vegetables will put a sharp brake on imports of food from China. However, it can be generally said that a shift in Japanese food prices to international ones, which has been in progress since the middle of 1990s, is more-or-less over. The rate of increase in the wholesale price index will show a decline of minus 1.1% in Fiscal 2002, from minus 0.0% in the previous fiscal year, due to the exchange rate turning from a weak to a strong yen.

2 . The Japanese economy in Fiscal 2003

In Fiscal 2003, the unfavorable effects of the collapse of the IT bubble will disappear and the problem of excess debt depressing capital spending will be solved to a certain extent, and so improvement in corporate managers' sentiment will bring about full-scale capital spending to start the economic recovery. Due to revitalized corporate activities, the tempo of rises in personal income will accelerate and consumer spending will expand. Without any big change in the U.S. and East Asian economies, the Japanese economy would enjoy a full-scale economic expansion for first time since the 1980s. Even if the U.S. and East Asian economies are compelled to enter recession again, and the start of such recession is postponed to the middle of 2003, the Japanese economy is already in a self-propelled expansionary phase and will likely be able to sustain its growth.

(Consumer spending)

Consumer spending in Fiscal 2003 will move into full-scale expansion. The basic reason for such expansion is that the rate of growth in disposable income will turn from a decrease of 0.6% in Fiscal 2002 to an increase of 1.7% in Fiscal 2003, due to an increase in numbers of employed persons and a hike in wages. An improvement in consumer sentiment as well as an improved employment environment will work for an increase in consumer spending.

Numbers of employed persons will show a positive increase for first time in 6 years of 0.6%, from a negative growth of 0.5% in Fiscal 2002, because the tempo of employment restructuring in the manufacturing sector will slow down, whereas employment in the retail industry will expand, reflecting a pick-up in consumer spending and a continued increase in employment at service industry companies. A shift of domestic employment to China will peak from Fiscal 2001 to Fiscal 2002, immediately after China's participation in WTO, and it is hard to imagine further acceleration in the shift of employment from that period and beyond. The rate of unemployment will decline from 5.2% in Fiscal 2001, 5.1% in Fiscal 2002 to 4.9% in Fiscal 2003, but as long as the employment mismatch phenomenon continues to exist, the relatively high rate of unemployment will continue. The number of unemployed increased about by one million compared to numbers for the middle of the 1990s, and how to get these one million unemployed back to work will become an important policy issue.

Wages will increase about 1% in Fiscal 2003 because bonus payments in the summer of 2003 and after will increase over the previous year supported by prospects of corporate profits increasing for two years in succession. The ratio of labor's share, which rose at the beginning of the 1990s, has returned to a long-term trend in 2001 – 2002, which facilitates corporations accepting wage increases. An increase of income supported by such expansion of employment and a rise in wages will directly affect the expansion of brisk consumer spending which has not been seen in the past decade or so.

With respect to consumer spending, demand for replacement purchase of passenger cars will further expand and demand for replacement buying of cellular phones and PCs will also surge

due to the introduction of full service for the next generation of cellular phones and high-speed communication networks. Replacement purchase of white goods (non AV-related home electric appliances), which has been in a slump, is expected to increase again if people have surplus income. Demand for tourism and service-related consumption will show a higher rate of growth, and above all, high-priced services will show a higher growth than others. The consumer shift to quality goods and services will remain intact.

(Housing investment)

Housing starts in Fiscal 2003 will remain flat at 1,130,000 units compared to the previous fiscal year. Improvement in income environment will limit a decrease of the number of housing starts for single-family houses, but the number of houses for rent with tenant guarantee constructed and guaranteed by prefabricated housing makers and medium-height condominiums in suburbs will be on the decrease. Thus, the number of overall housing starts will remain unchanged. The present housing loan tax cut will be terminated in December 2003, which may have only a small impact on housing starts because the system will most likely be maintained thereafter in one form or another. Living space in single-family houses has almost peaked at 140 ㎡, and considering future decreases in the number of family members per household, the living space may be reduced.

Demand for new housing investment is expected to keep decreasing as the vacancy ratio has exceeded 10%. Strategies for smooth rebuilding programs for 30- to 40-year-old houses and for improvements in the living environment after rebuilding will determine housing investment in the future.

(Capital investment)

Capital investment in Fiscal 2003 will enter a full-scale upward trend, posting an increase of 9.1% from the previous fiscal year due to improved sentiment among corporate managers toward investment supported by increased profits started from the previous fiscal year. Depending on economic performance, the rate of growth will most likely be revised upward. Capital investment will be supported by the following: a) due to the recovery in their earnings, corporations will have their largest ever surplus fund, enabling them to make additional capital investment without resorting to outside fundraising; b) big projects postponed in the electric machinery industry, retail industry and materials industry are to be resumed; c) renewal investment that has been on hold for the last 10 years or so is to be resumed full-scale; d) investment in urban redevelopment will turn to an increase; and e) the absolute level of capital investment and its ratio of nominal GDP at the end of Fiscal 2003 will not exceed the previous peaks recorded in Fiscal 2000. A shift of production to China will continue, but the major part of the production shift is to meet increased overseas demand. An increase in domestic demand will basically be met by domestic production, and thus, if it becomes certain that domestic demand will increase, an expansion in domestic capital investment will inevitably occur.

Looking at the trend in the ratio of interest-bearing liabilities held by corporations in nominal GDP, the ratio at the end of 2001 declined to the level of 1987–88, and it is certain that the ratio in Fiscal 2003 will be near the level recorded at the beginning of the 1980s. The effect of excess debts holding back capital investment will almost disappear.

(Public spending)

Public spending in Fiscal 2003 will accelerate its rate of decline to minus 6.0%. Additional public spending as a result of the supplementary budget amounted to 3 trillion yen in Fiscal 2001, and is expected to be 1 trillion yen in Fiscal 2002 and zero in Fiscal 2003. Almost all public spending from the supplementary budget in Fiscal 2001 and 2002 will be carried forward into the following fiscal year, indicating that an effect of negative public spending of 2 trillion yen from the supplementary budget will appear in Fiscal 2003. This is the main cause of a decrease in public spending in Fiscal 2003. Since cuts in public spending have continued since the peak in Fiscal 1995, nominal public spending at the end of fiscal 2003 will return to the same level as in the middle of 1980s, and the tempo of cutting public spending will slow in Fiscal 2004 and beyond.

Budget deficit in Fiscal 2003 will decrease to 27 trillion yen from 30 trillion yen in Fiscal 2002. Personal and corporate income tax will sharply increase due to the expansion of personal and corporate income. Due to the natural increase in revenues, budget deficit may shrink to almost 20 trillion yen in the future, but the financial reconstruction thereafter must be tackled by a combination of tax increases, cuts in expenditures and sales of national assets.

(Exports and imports)

The volume of exports in Fiscal 2003 will slow its rate of growth to 3.8% from the previous fiscal year. The reasons are a reactionary decline from a surge in exports in Fiscal 2002, the effect of a strong yen, and a slowdown of the U.S. and Asian economies. In terms of items, exports of electric machinery will sustain a higher rate of growth than originally expected due to a recovery in worldwide communications investment, but the rate of growth for exports of passenger cars to the U.S. and of materials to Asian countries will be compelled to decelerate due to a slowdown in the expansion of the respective economies. Furthermore, the annual average rate of 107 yen to the U.S. dollar is close to a break even rate for Japanese exporters which is not sufficient to considerably reduce exports. On the other hand, the rate of growth in the volume of imports will show a smooth increase of 4.5% supported by the expansion in domestic demand. A situation where imports grow nearly 5% while domestic demand increases 2% can be considered normal. Imports of daily goods from China will show a high rate of growth in place of textile goods and home electric appliances.

A strong yen from the beginning of Fiscal 2002 will work in favor of imports and against exports, but its effect has become smaller than in the 1980s and 1990s. The reasons for this are as follows: export products have shifted from general consumer durables and materials to high-quality consumer durables, capital goods and parts, which are much less affected by price changes resulting from a strong yen (higher prices being acceptable), and almost all Japanese alternatives to imported goods have been driven out of the market and Japanese households already hold sufficient levels of imported goods.

(International balance of payments)

The Japanese current account surplus in Fiscal 2003 will gradually continue to decrease, but remain at 14.5 trillion yen, posting a slight decrease over the previous fiscal year. A decrease of yen-denominated profits from overseas investments due to a strong yen is the largest factor in the decrease in the surplus. The surplus of income from overseas has exceeded the trade surplus since Fiscal 2000, and a strong yen has proved to affect income balance first rather than trade balance.

(Prices)

The rate of change in the consumer price index in Fiscal 2003 will post a decrease of 0.2%, further decelerating the rate of decline. However, prices of industrial products will continue to decline due to the progress of a strong yen, and the rate of year-to-year change in the consumer price index will not turn positive during Fiscal 2003. Besides, due to a rise in labor productivity, the rate of rise in unit labor cost remains at around minus 1% in spite of wages being on the rise, and thus, it is hard to imagine seeing prices rise from the viewpoint of cost.

III . Prospects for overseas economies

2002 will see the world economy as a whole make a soft landing and get on track toward stable growth. The world economy will gradually move toward recovery as the unfavorable effects of the collapse of the IT bubble run their course, and the effects of easing of monetary policy simultaneously taken by major world economies take effect. However, the tempo of the recovery will be somewhat unsatisfactory because uncertain factors remain in the U.S. and East Asian countries and economic activity in Europe is slightly sluggish. In 2003, the Japanese and European economies will enter a trajectory for recovery, in which IT-related investment will show a

full-scale expansion, and thus, the rate of growth in GDP will exceed the average rate of growth seen in recovery phases in the past.

1 . Trends in the U.S. economy

The U.S. economy will continue to show a mild recovery after the second quarter of 2002. The rate of economic growth is anticipated to be 2.5% in 2002 and 2.7% in 2003 respectively. Needless to say, the improvement of sentiment regarding the economy will remain somewhat disappointing compared with the period in the late 1990s when the U.S. economy achieved a growth rate of around 4% for 5 years in succession. In contrast to an ordinary economic recovery phase, the relatively low rate of economic growth projected for 2002 – 2003 can be attributed to the following: First, the U.S. government has already exercised almost all its large-scale stimulative economic policies in 2001. Interest rate levels are the lowest since the 1950s, and the scale of the Bush tax cut decided in June 2001 was the largest since the Reagan tax cut of the early 1980s. These large scale stimulative economic policies succeeded temporarily in increasing consumer spending and housing investment from the end of 2001 to the beginning of 2002, but this, however, does not seem to have brought an increase in sustainable supply capacity and a rise in incomes, resulting in a depressed rate of growth in demand for the second quarter of 2002 and beyond by an amount certain to equal the demand originally created by such policies (about 1 – 2%).

Second, the U.S. cannot expect voluntary inflow of capital from overseas. The U.S. corporate sector was able to raise abundant funds overseas in terms of corporate bonds and M&A related activities, and utilize such funds for capital investment and other purposes in the late 1990s. The rate of growth in capital investment continued to show about 10% for 8 years in a row from 1993 to 2000, which was partly attributable to the capital inflow from overseas. However, U.S. corporations will not be able to raise much in the way of funds overseas in the future. The Enron shock has triggered overseas investors' distrust in the corporate governance of U.S. companies and particularly in the U.S. accounting system, leading them to view U.S. corporations as being a large investment risk. Besides, the possibility of all-out weakness of the U.S. dollar against other currencies cannot be ruled out in a situation where the value of U.S. current account deficits already exceeds 4% of nominal GDP and is certain to approach 5% in 2003. As the result of the reduced scale of fundraising overseas, the rate of growth for U.S. capital investment will continue to be at a low level.

The U.S. economy is still full of vitality compared to other advanced economies, and it seems possible that the U.S. economy will sustain the rate of economic growth of 2% or better in this decade, supported by earnings recovery due to low interest rates and brisk consumer confidence. However, for the reasons mentioned previously, it is difficult for the U.S. economy to expect a return to the rate of growth achieved in the 1990s. Furthermore, the possibility of the U.S. economy entering into a recession again in 2003 cannot be ruled out. Interest-bearing liabilities held by U.S. corporations centering on IT-related companies sharply increased from about US$5 trillion in 1995 to around US$8 trillion in 2001, the nominal GDP ratio for which is approaching the level seen at the end of 1980s. Due to failures of companies with excess debts, the financial market has become so sensitive that corporations may find it difficult to raise funds even in the domestic market.

Besides, a decline in asset values which may possibly depress consumer spending cannot be ruled out either. If stock prices stay at current levels and house prices do not suffer a large decline of about 10 – 20%, there would be no large change in consumer spending. However, if both stock and house prices were to simultaneously fall more than 10%, negative impacts on consumer spending would be unavoidable. In particular, a decline in house prices will bring a reduction in available collateral power on consumer loans and most likely cool consumption. It will be necessary to watch the situation in the U.S. economy carefully for the time being.

2 . Trends in the European economy

The European economy appears to be gradually accelerating the tempo of its recovery toward 2003. The average rate of growth in the EU seems to have declined from more than 3% in 2000 to about 1.5% around both in 2001 and 2002, and then to rise again to a little less than 3%

in 2003. The reasons for the gradual acceleration in the rate of growth in the European economy toward 2003 are as follows: a) the aftereffects of a slump caused by the collapse of the IT bubble will gradually abate; b) corporations have found it easier than before to increase employment due to progress in reform of the labor market; c) the integration of the EU will buoy economic activities, thereby increasing expectations for capital spending to rise in the future; and d) the effect of a rise in prices caused by taking advantage of the introduction of the euro cash in January 2002 will lessen.

The European economy is clearly more self-sustaining than the Japanese and other Asian economies, and the impact of the trends in the U.S. economy on the European economy is smaller than that on the Japanese and other Asian economies. Besides, it takes longer for a pick-up in the U.S. economy to affect the entire European economy. Accordingly, the EU will be compelled to show a slow economic recovery to start with, but once the economic recovery gathers momentum, growth in the economy will tend to be sustained for a long period of time.

3 . Trends in the Asian economies

The Asian economies have a somewhat accelerated the tempo of economic recovery in the first half of 2002 and are most likely to show a temporary slowdown from the second half of 2002 to the first half of 2003. The negative impact of the collapse of the IT bubble on the economies has run its course and besides, policies taken by Asian governments to stimulate their economies have brought a much faster-paced economic recovery than expected. However, a temporary deceleration in the rate of recovery in their economies seems to be unavoidable for the following reasons: a) Asian NIEs are considered as still having excess production capacity for IT-related equipment; b) the tempo of the economic recovery in the U.S. will not step up in the second half of 2002 and after; and c) the effect of their economic policies will run its course. However, from the viewpoint of the mid-term perspective, the role played by Asian countries as a production base for consumer durables and IT-related equipment is seen as continuing to expand in the future, and besides, IT-related investment will turn to re-expansion during 2003 due to settlement of the excess production capacity problem. Thus, it seems the economic recovery of the Asian countries will not be interrupted halfway.

With respect to the Chinese economy, the question is how economic policies will be operated after a change in personnel of the Communist Party's chief executive to take place in the September 2002. If the incumbent members intervene in economic policies to exercise their influence over the new leaders, the current economic policy of giving top priority to economic growth will likely become confused. In such a case, long-discussed problems such as the excess debts held by national enterprises and budget deficit may become suddenly apparent and hinder management of the economy. Besides, if the U.S. economy deteriorates, causing consumer spending to enter into a full-scale adjustment, China will not be able to ignore the effects of this either.

4 . Trends in prices of primary products

The average price of crude oil on a WTI basis in 2001 stood at 24 dollars a barrel, and is anticipated as reaching 25 dollars a barrel in 2002 and returning to 24 dollars a barrel in 2003. The present supply/demand situation for crude oil is somewhat one of oversupply, and continuous reduction of production by OPEC has enabled the price of crude oil to be kept at around 25 dollars a barrel. Demand for crude oil will gradually increase in the future, but the resultant pressure for higher oil prices will be resisted by the initiation of an increase in production by oil producing countries including OPEC. Thus, the crude oil price is likely to stay at around 25 dollars a barrel. With respect to the Israel/Palestinian problem, a worst-case situation will be avoided through mediation by the U.S. and others and have not significant influence on the crude oil price. The prices of other primary products will remain unchanged for the time being and move to a slight upward trend thereafter in line with the recovery of the world economy.

IV . Projection for interest rates and exchange rates

1 . Trend of interest rates in Japan

The Bank of Japan will basically maintain its present stance of easy monetary policy throughout Fiscal 2003. This is based on its express statement that "growth rate of the consumer price index will remain steadily above zero %" as a condition under the change in monetary policy. The Bank of Japan will not likely show its intention to change monetary policy during Fiscal 2002, but the Bank may begin to seek an opportunity to raise short-term interest rates in Fiscal 2003. However, the Bank will not likely take specific measures as a strong yen continues and uncertainty may exist in the U.S. and East Asian economies.

In the meantime, long-term interest rates will stay at an ultra-low rate of a little above 1% until the middle of 2002 and will start a gradual rise from the autumn of 2002, when the uncertainties in the economy are slowly wiped out, to reach 1.5 – 2.0%. However, due to an accelerated rise in the yen in Fiscal 2003 and the confirmation of budget deficit peaking out, long-term interest rates will remain flat during Fiscal 2003.

2 . Trend of interest rates in the U.S. and Europe

The FRB will maintain a policy stance of monitoring the effect of easy monetary policy until around the autumn of 2002, and if the recovery of the economy is fully confirmed and if the rate of increase in consumer price index exceeds 2% again around the end of 2002, the FRB will begin to shift its policy from a low interest rate emergency evacuation type policy to a policy of normal monetary easing. Against such a backdrop, short-term interest rates in the U.S. (TB 3 months) will turn upward from the end of 2002 to the spring of 2003 returning to a level of 3 – 4%. The FRB will push up the rate to a level just before the occurrence of the September 11 terrorist attacks and thereafter maintain a stance of watching the economic trend until the summer of 2003. In the latter half of 2003, uncertainties over a slowdown in the economy will be almost wiped out, and the FRB will shift its policy from monetary relaxation to a neutral stance to see short-term interest rise above 4%.

In the meantime, long-term interest rates in the U.S. (10-year government bonds) will remain at the present level of around 5% until the middle of 2002, and thereafter, ahead of a rise in short-tem interest rates, long-term rates will enter into a gradual uptrend from the autumn of 2002 to exceed 6% at the end of 2003. Budget surplus will turn into deficit, but due to prices remaining more or less stable, the tempo in the rise in long-term rates will be relatively milder than in normal recovery phases as the past.

The monetary policy of the ECB will take steps from the latter half in 2002 to raise short-term interest rates from the present level of around 3.0 – 3.5% to a neutral level of 4.5%, resulting in short-term rates exceeding 4% at the end of 2003. Long-term interest rates will turn upward in line with short-term rates, but the scope of the rise will be less than that for short-term rates. Long-term rates will rise from the present level of around 5% to near 6% at the end of 2003. Basically speaking, long-term rates in the U.S. and Europe will stay at almost the same level due to progress in the liberalization of portfolio investment.

3 . Exchange rate movements

The Japanese yen will begin to strengthen against the U.S. dollar from the beginning of fiscal 2002 due to the increase of imbalance in the current accounts of the two countries, and also due to the Japanese economy bottoming out and turning on to a recovery track while uncertainties exist in the U.S. economy. However, confidence in the Japanese economy both inside and outside of Japan will not significantly improve during Fiscal 2002, and the yen is anticipated to rise slowly to reach nearly 120 yen to the U.S. dollar at the end of Fiscal 2002. In Fiscal 2003, confirming the smooth recovery of the Japanese economy, the yen will continue its momentum to reach near the 100 yen to the US dollar at the end of Fiscal 2003. However, due to a differential in the rate of rise in consumer price indexes between Japan and the U.S., the purchasing power parity between the two currencies annually moves about 3% in favor of the Japanese yen, and thus, the rate of 100 yen to the U.S. dollar is not necessarily an excessively high level, and is likely to see a rise further in fiscal 2004. The average yen rate against the U.S. dollar stood at 125

yen in Fiscal 2001, and is anticipated to be 121 yen in Fiscal 2002 and 107 yen in Fiscal 2003. The Euro/U.S. dollar rate will gradually show a corrective trend from oversold euros to reach about 1.1 euros to the US dollar at the end of 2003. Fund flows from the EU to the U.S. have already been shrinking, and considering the gigantic current deficits in the U.S. which is causing investors grave concern, the US dollar will likely experience all-out weakness against other major currencies.

Outlook for Japanese Economic Indicators

GDP-Related Indicators

(In trillions of yen, percentage growth over previous year in parentheses)

	FY2001 (actual)	FY2002 (forecast)	FY2003 (forecast)
GDP (real)	528.9 (-1.3)	529.5 (0.1)	544.1 (2.8)
Private consumption	291.1 (0.3)	293.4 (0.8)	301.4 (2.7)
Residential investment	18.5 (-8.5)	17.6 (-4.7)	17.8 (0.9)
Non-residential investment	86.0 (-3.7)	81.6 (-5.1)	89.0 (9.1)
Government consumption	90.0 (2.8)	91.3 (1.5)	92.1 (0.9)
Public investment	35.3 (-5.8)	35.3 (-0.1)	33.1 (-6.0)
Increase in inventories	-2.1 [-0.1]	-0.7 [0.3]	0.3 [0.2]
Net exports of goods & services	10.2 [-0.5]	11.0 [0.2]	10.4 [-0.1]
Exports	55.1 (-8.0)	56.8 (3.2)	58.4 (2.7)
Imports	44.9 (-4.7)	45.8 (2.0)	47.9 (4.7)
GDP (nominal)	500.2 (-2.5)	497.1 (-0.6)	506.9 (2.0)
GDP Deflator	94.6 (-1.2)	93.9 (-0.7)	93.2 (-0.8)
Industrial production index	94.0 (-10.2)	93.6 (-0.4)	96.7 (3.2)
Wholesale price index (overall)	96.8 (-0.0)	95.7 (-1.1)	93.8 (-2.0)
Consumer price index	98.9 (-1.0)	98.3 (-0.6)	98.1 (-0.2)

Notes: Real gross domestic products and real gross national products are in 1995 prices.
Industrial production index and wholesale price index: 100 for 1995.
Consumer price Index: 100 for 2000.
**[ ] = contribution to changes.*

Balance of Payments Indicators

(In trillions of yen, percentage growth over previous year in parentheses)

	FY2001 (actual)	FY2002 (forecast)	FY2003 (forecast)
Current account balance	11.9	15.0	14.5
Trade balance	9.0	12.6	12.5
Exports	46.2 (-7.3)	47.4 (2.6)	45.9 (-3.2)
Imports	37.2 (-2.8)	34.7 (-6.6)	33.4 (-4.0)
Services	-5.1	-5.0	-4.9
Income	8.7	8.5	8.1
Current transfers	-0.6	-1.2	-1.1
Yen-dollar rate	125.1	120.8	107.3

Customs Clearance Volume Index (100 for 1995)

	FY2001 (actual)	FY2002 (forecast)	FY2003 (forecast)
Exports volume index	111.2 (-9.9)	118.9 (6.9)	123.4 (3.8)
Imports volume index	120.2 (-4.2)	123.1 (2.4)	128.7 (4.5)

Outlook for US Economic Indicators

GDP-Related Indicators

(In billions of US Dollar, percentage growth over previous year in parentheses)

	2001 (actual)	2002 (forecast)	2003 (forecast)
GDP (real)	9,333.8 (1.2)	9,567.8 (2.5)	9,822.1 (2.7)
GDP (nominal)	10,208.1 (3.4)	10,553.7 (3.4)	10,955.0 (3.8)
Personal consumption	6,450.3 (3.1)	6,645.8 (3.0)	6,805.3 (2.4)
Residential investment	376.9 (1.5)	377.6 (0.2)	386.1 (2.2)
Non-residential investment	1,308.0 (-3.2)	1,224.4 (-6.4)	1,274.8 (4.1)
Government consumption & investment	1,628.6 (3.6)	1,702.5 (4.5)	1,745.7 (2.5)
Federal	560.3 (2.7)	593.7 (6.0)	605.7 (2.0)
State & local	1,067.5 (4.0)	1,108.7 (3.9)	1,140.0 (2.8)
Increase in inventories	-61.7 [-1.2]	14.8 [0.8]	46.3 [0.3]
Net exports of goods & services	-408.7 [-0.1]	-455.2 [-0.5]	-501.9 [-0.5]
Exports	1,081.7 (-4.5)	1,041.1 (-3.8)	1,081.1 (3.8)
Imports	1,490.4 (-2.7)	1,496.3 (0.4)	1,583.0 (5.8)
Industrial production index	140.1 (-3.9)	139.9 (-0.2)	144.8 (3.5)
Producer price index	140.7 (2.0)	139.4 (-0.9)	140.8 (1.0)
Consumer price index	177.1 (2.8)	180.3 (1.8)	184.0 (2.0)

Notes: "Real" estimates are in chained(1996)dollars.
Industrial production index: 100 for 1992, Producer price index: 100 for 1982.
Consumer price index: 100 for 1982-84.
**[ ] = contribution to changes.*

Balance of Payments Indicators

(In billions of US Dollar, percentage growth over previous year in parentheses)

	2001 (actual)	2002 (forecast)	2003 (forecast)
Balance on current account	-393.4	-439.3	-503.2
Balance on goods and services	-358.3	-387.7	-457.4
Balance on goods	-427.2	-443.4	-515.8
Exports	718.8 (-6.9)	668.4 (-7.0)	708.5 (6.0)
Imports	1,145.9 (-6.4)	1,111.7 (-3.0)	1,224.3 (10.1)

EXHIBIT A-59

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank announces offering the fixed rate type of "PowerSmart Housing Loan"
— Handling commission is Free.

Tokyo (Friday, June 28, 2002) -- Shinsei Bank, Limited ("Shinsei Bank") announced offering the fixed rate type of "PowerSmart Housing Loan" which was introduced in February 2002. At the same time, handling commission of "PowerSmart Housing Loan" was changed to be free.

"PowerSmart Housing Loan" allows a customer to shorten repayment period and reduce total interest payment significantly by automatically prepaying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products.

With our offering a customer can choose either floating or fixed rate (Fixed rate term : 1,3,5,7, and 10 years). This feature will further match the customer needs.

The major features of "PowerSmart Housing Loan" are below:

(1) "Smart Repayment" --- Excess amount over the pre-set balance in customer's ordinary deposit will be automatically swept for the pre-payment of the loan.
(2) "Redrawing Service for Living Expense" --- Up to the same amount as accumulated prepayment of the loan principal, a customer can overdraw money with the same interest rate as housing loan. The customer can prepay the housing loan principal without worrying about living expense.
(3) By utilizing above features a customer can reduce housing loan balance and the interest payment.

The Bank has installed the Housing Loan Free Dial : 0120 – 456 -860

(Japanese language only. Weekday 9:00 - 19:00, Weekend and yearend is not available.)

【PowerSmart Housing Loan】 Product Details

(Jun 25, 2002)

Who can use	• Person who intends to have residence in Shinsei's business area. • Age 20 or above but below 65 or younger at the time of borrowing.. And younger than 75 on maturity date. • Qualifies for group life insurance. • Annual income before tax for the previous fiscal term of 2 million yen or more. • Consecutive employment record (or business record) of 2 years or more. • Japanese or foreigner qualifying as permanent resident in Japan. • Satisfying other bank's specified qualifications or conditions. • Person who can have PowerFlex account as repayment deposit account.	
Purpose of loan	Fund to be used for acquiring the following properties to be used as own residence. • Building/purchasing a house (including second hand). • Purchasing a flat (including second hand). • Purchasing land for building a house. • Renovating the existing house. • Selling the existing house and buying a new house. • Subrogation of existing housing loan.	
Loan Amount	5 million or more not exceeding 100 million yen. (Unit 100 thousand yen) ※Maximum loan amount will be limited depends on the customer's income to secure safe repayment for the customer. ※Maximum loan amount will be limited depends on the valuation of collateral.	
Loan Term	1 year or longer up to 35 years (Unit 1 year) - In case of Renovation, up to 15 years.(Unit 1 year)	
Interest Rate	Floating Rate	Fixed Rate
	"Initial borrowing interest" for the selected loan term will be applied until the previous date of first Interest Rate Change Date. Afterwards, "Housing Loan Base Rate" will be applied.	
	• Interest rate will be changed semi-annually in the loan term. • You can lock interest rate at the time of interest rate change. • You can lock interest rate by applying during 1st to 15th of interest rate change month.	• For Fixed Rate period, you can choose among 1year, 3years, 5years, 7years and 10years. During Fixed Rate period, interest rate will not be changed. • After Fixed Rate period, interest rate will be changed to Floating Rate. (You can choose Fixed Rate again at that time.)
Repayment Method	• Equal Installment Repayment Method. • Same amount (principal and interest) will be debited directly from your PowerFlex account on certain date of a month. • Installment amount in monthly payment portion and bonus payment portion will be recalculated and changed at the time of interest rate change. • Enable to repay from bonus salary in addition to the monthly repayment for the amount of up to 40% of the loan amount.	
Smart Pay	• You can use automatic prepayment feature for the amount which exceeds preset minimum deposit amount. • Automatic prepayment will be done from bonus portion and from last installement. • Minimum prepayment unit is 10 thousand yen.	
Redraw	• Redraw can be used together with Smart Pay. • Purpose of the loan is free but excluding business purpose. • Redraw interest rate is same as Housing Loan interest rate. • Redraw facility will be given for the accumulated amount of prepayment until fully repayment of Housing Loan. • Redraw will be repaid by credit in deposit account. • If Redraw amount remains at fully repayment of Housing Loan, it will be have equal installement payment schedule until Housing Loan initial maturity. • In that case, you cannot use bonus payment. Other payment conditions are same as Housing Loan.	
Collateral	• First rank revolving type of mortgage will be registered on the land or the house for loan. • Long-term fire insurance on the house/flat is necessary and we establish the right of pledge on the fire insurance.	
Guarantor	No need to appoint any guarantor in principle. But there may be a case that we ask some guarantor by request of credit section.	
Group Life Insurance	Necessary to apply group life insurance. Redraw amount is not covered with this Group Life Insurance.	
Commission	• No commision is required as handling commission.	

※ Please be noted that we will de credit analysis after application of the loan. Depend on the result, we may not meet your wish.

※ Please refer Shinsei financial center or Shinsei Power Call (TEL 0120-456-860) regarding current loan interest rates or installements.(Japanese language only)

新生銀行

EXHIBIT A-60

June 17, 2002
Keihin Electric Express Railway Co., Ltd
Shinsei Bank, Limited

"Keikyu Station Bank" ATMs Installed at 5 more Stations

Keihin Electric Express Railway Co., Ltd ("Keihin Kyuko") and Shinsei Bank, Limited ("Shinsei Bank") today launched additional 6 "Keihin Station Bank" ATMs at 5 Keihin Kyuko Stations in line with business partnership for ATM operations beginning this March, marking a total of 14 ATMs at 9 locations of Keihin Kyuko Stations. (For details on the ATM installment, please see the attachment.)

Keihin Station Bank previously placed 8 ATMs at 4 Keihin Kyuko Stations (along with Shinagawa Station and Haneda Airport Station). This service has offered free ATM usage to holders of Shinsei Bank cash card and partner financial institutions' cash card at stations, which has won overwhelming support of customers. Keihin Kyuko and Shinsei Bank place additional ATMs at Keihin Kyuko Stations today, earlier than it was originally planned responding the favorable customer responses. "Keikyu Station Bank" will further expand the ATM Network to approximately 40 ATMs at a total of 25 to 30 locations of Keihin Kyuko Line Stations until the end of March, 2005.

※Regarding Keikyu Station Bank

In March, 2002, Keihin Kyuko and Shinsei Bank established business partnership on installing and managing ATMs at Keihin Kyuko Stations to enhance convenience for the customers, leading to commence the launch of "Keikyu Station Bank" ATMs on March 29, 2002. At Keikyu Station Bank, you may withdraw/deposit and inquire account balance for free using Shinsei Bank cash card , and partner financial institutions cash card. (＊)

＊ ATM service is provided by Shinsei Bank. You may not make deposits with cash cards except those of Shinsei Bank and Postal Savings. Also, you will be assessed the usage fee for Postal Savings cash card.

For further information, please contact:

Keihin Electric Express Railway Co., Ltd
IT Business Planning Department
Tamura, Matsuhira
Tel: 03-3280-9015
Oyama、Suzuki
Tel: 03-3280-9122

Shinsei Bank, Limited
Corporate Communications Division
Yoshihide Nakagawa
Tel: 03-5511-5013
Tax: 03-5511-5505

Attachment

1. " Keikyu Station Bank" ATM Service

Locations: Newly ATM-installed Station 【Total: 5 Stations, 6 ATMs】

Shinagawa Station 2 ATMs (down platform, JR Line Ticket Gate)

Omori Kaigan Station 1 ATM (Ticket Gate)

Zoushiki Station 1 ATM (East Gate, in front of automatic ticket machine)

Keikyu Tsurumi Station 1 ATM (Ticket Gate)

Hinode-cho Station 1 ATM (Ticket Gate)

Already ATM-installed Station 【Total: 4 Stations, 8 ATMs】

Shinagawa Station 2 ATMs (center of up platform, adjacent to kiosk)

Haneda Airport Station 2 ATMs (connecting floor to B1 Big Bird)

Keikyu Kawasaki Station 2 ATMs (adjacent to automatic ticket machine)

Kami-oooka Station 2 ATMs (1st Floor Ticket Gate)

【Total: 9 locations at 8 Stations, 14 ATMs (2 locations at Shinagawa Station)】

(As of June 17, 2002)

Transaction Time: The ATM service is available from 6:00 to 24:00. However, the operation day and transaction time differ depending on financial institution
(Please refer to the next page for more information.)

Transaction: Cash withdrawal/deposit, account balance inquiry using Shinsei Bank cash card and partner financial institutions cash card

※ You can make deposits only with cash cards of Shinsei Bank and Postal Savings.

Usage Fee: Free except for usage of Postal Savings cash card
※You will be assessed the usage fee for Postal Savings cash card at the time of deposit/withdrawal.

Available Financial Institutions: Shinsei Bank and the following partner financial institutions

All city banks (Mizuho, Tokyo-Mitsubishi, Sumitomo-Mitsui, UFJ, Asahi, Daiwa),
5 trust banks (Chuo-Mitsui, Mizuho Asset, Sumitomo, Mitsubishi, UFJ), Aozora Bank,
Shoko Chukin Bank, Postal Savings

2. Available cash cards at "Keikyu Station Bank," ATM Schedule and Fee

Shinsei Bank PowerFlex Account cash card

Transaction	Transaction Time	Fee	Transaction Limit (※1)
-Withdrawal -Deposit -Check Acct Balance	6:00~24:00	Free	¥500,000/transaction ¥5 million/day

24 hours a day, 365 days a year

(※1) The daily withdrawal limit of ¥5 million is the combined total for Shinsei Bank, partner financial institutions, and Post Office ATMs.

Partner financial institutions cash card

Transaction	Transaction Time	Fee	Transaction Limit
-Withdrawal -Check Acct Balance	Weekday 8:45~19:00 Sat/Sun 9:00~17:00	Free	¥200,000/transaction ¥2 million/day (※2)

No service provided on National Holidays except Sundays, Substitute Holidays, from January 1st to 3rd

Partner financial institutions: all city banks (Mizuho, Tokyo-Mitsubishi, Sumitomo-Mitsui, UFJ, Asahi, Daiwa), 5 trust banks (Chuo-Mitsui, Mizuho Asset, Sumitomo, Mitsubishi, UFJ), Aozora Bank, Shoko Chukin Bank.

(※2) The day withdrawal/deposit limit includes transactions made at issuing bank and partner financial institution ATMs and CDs.

Postal Savings cash card

Transaction	Transaction Time (※3)	Fee (※4)	Transaction Limit
Withdrawal Deposit Check Acct Balance	Weekday/Sat 6:00~23:55 Sun/holidays 6:00~20:10	¥105 ¥210	¥200,000/transaction Within PO Account Balance

No service provided from January 1st and 3rd.

(※3) ATM Service starts at 6:30 on Mondays and days following National Holidays.

(※4) Deposits and withdrawals on weekdays from 8:45 to 18:00, and Saturdays from 9:00 to 14:00 are ¥105; all other times are ¥210.

Deposits are limited to ¥500,000/transaction

EXHIBIT A-61

June 6, 2002
Shinsei Bank, Ltd.
American Express International, Inc. (Japan)

American Express and Shinsei Bank Form Marketing Tie-Up Cooperative Card to be Issued Together with Shinsei

Shinsei Bank, Limited (Chiyoda Ward, Tokyo, President Masamoto Yashiro), and American Express International, Inc., Japan Branch (Suginami Ward, Tokyo, President Robert Siedell), today announced a marketing tie-up agreement between the two companies. The new credit cards, called Shinsei-American Express Card, will become available in August 2002.

Under the agreement, Shinsei Bank will promote American Express Cards to its customers, and American Express will be responsible for all operation processes, including new card issuance, billing, customer services, credit control and charge authorizations. American Express will also market Shinsei Bank's universal PowerFlex Account to certain of its customers.

Shinsei Bank is positioning itself as a leading retail bank by introducing products and services unprecedented in Japan. It is responding to customer needs – in particular wealthier clients – by introducing products with greater functionality. The tie-up with American Express is one such example.

This agreement is in line with American Express's collaboration initiative. The new cards to be issued have the same services as its proprietary cards, including travel services at more than 1,700 locations worldwide and access to more than 500,000 ATMs around the world. The cards, which will be promoted to Shinsei Bank's customers, have the same card face design as Amex proprietary cards except that the card face also carries Shinsei Bank's name on it.

American Express first issued collaborative cards in the U.S. in 1995, and has thereafter been issuing such cards in various markets as a part of its proprietary card business strategy, aiming to expand distribution and its customer base.

Shinsei Bank inaugurated its new Retail Banking services last June, introducing a new type of account, the universal PowerFlex Account. On June 5, 2002, Shinsei Bank marked its first anniversary of the launch. By introducing 24 hour a day, 365 day a year service, free ATM withdrawals, and attractive interest rates, Shinsei Bank has been beating its competition. It has already attracted over 150,000 new PowerFlex accounts with more than ¥680 billion in account holdings.

EXHIBIT A-62

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

June 5, 2002

Shinsei Bank, Limited

Hiroo Shinsei Financial Center Opens

The newest Shinsei Bank branch will open in Hiroo on July 22, 2002. Last December, two new branches opened in Roppongi and Meguro; this marks the opening of the third new branch.

The Hiroo branch will, like the other branches, be a Shinsei Financial Center. Like a financial 'showroom', customers will be able to gather product information freely and consult with Shinsei's financial professionals in a relaxed atmosphere. The Hiroo area is home to a highly concentrated financially-knowledgeable population. The new SFC is located on the 2nd Floor of Hiroo Plaza, and responds to area customers' needs by offering personalized financial consultations on investment products.

Shinsei Bank launched its Retail Bank June 5, 2001 with the universal PowerFlex Account. With 3 types of 24 hour, 365 day a year service – ATM, telephone, and Internet, free ATM withdrawals, and attractive interest rates, Shinsei Bank introduced many services never before offered by Japanese banks. Customer response has been tremendous – in one year, over 150,000 new accounts have been opened, with total assets under management topping ¥680 billion.

In addition to offering products and services responding to customer needs, Shinsei Bank will continue to try to improve upon its service channels.

Hiroo Branch Office Data:

Address:	Hiroo 5-6-6 (Hiroo Plaza) 2nd Floor Shibuya-ku, Tokyo
Opening Date:	Monday, July 22, 2002 9:00 am
Business Hours:	9:00 am – 7:00 pm (excluding Saturdays, Sundays, bank holidays, and December 31 – January 3)

EXHIBIT A-63

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

June 4, 2002
Shinsei Bank, Limited

New Time Deposit Offered -- 'Shinsei PowerFive'
New Product Powered Up than Current 5-Year Time Deposit

Shinsei Bank will begin offering a 1.1% interest rate on its 5-Year Yen Time Deposits with the introduction of a new product, Shinsei PowerFive. This is an even better interest rate than its already popular 5-Year Time Deposit that offers an attractive interest rate plus guaranteed principal.

The main difference between the Shinsei PowerFive and the previous 5-Year Yen Time Deposit (1.0% APR) is that early withdrawal is not allowed and thus a higher interest rate applies. Further, if the interest rate rises, the higher rate will be applied after the maturity for next five years; if it has fallen below 1.1%, the original 1.1% rate will be applied after the maturity for next five years. That is, the 1.1% interest rate is guaranteed for 10 years, and if the interest rate rises, the higher interest rate applies.

Name:	Shinsei PowerFive
Term:	5 Years
Minimum Deposit:	¥5 million +
Mid-term Cancellation:	Not allowed
Applied Interest Rate:	1.1% APR (after tax 0.88%) Interest rate as of May 27, 2002, and may change with market fluctuations. However, interest rate at time of purchase will be fixed until its maturity. With deposit of ¥15 million or more, APR is 1.2% (after-tax 0.96%)
Procedure at Maturation:	May only be automatically extended. In cases where the interest rate has risen above 1.1%, the higher interest rate automatically applies; in cases where the interest rate has fallen below 1.1%, the 1.1% interest rate will apply. At the second maturity (after 10 years), the interest rate announced by Shinsei Bank will apply. Automatic rollover may be halted with application before 7:00 pm the bank working day before maturation date.

Type of Customer: Available to PowerFlex customers only

Campaign Period:May 27, 2002 – July 31, 2002

Product may only be purchased in person at Shinsei Financial Centers. Product descriptions are available at SFCs for further information.

EXHIBIT A-64

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8,Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Press Release:

Shinsei Bank announces Financial Results for Fiscal 2001

- **Gross Business Profit Up 26.6%**
- **Net Business Profit Up 53.3%**
- **Adjusted Net Income Up 72.6%**
- **Capital Adequacy Ratio increased to 17.04%**

Tokyo (Friday, May 24, 2002) – Shinsei Bank, Limited ("Shinsei Bank") today announced its financial results for the fiscal year 2001 (FY2001), which ended on March 31, 2002.

Profit & Loss

For FY2001, Shinsei Bank posted Gross Business Profit (gyomu so-rieki) of 127.3 billion yen on a consolidated basis, consisting of Net Interest Income of 88.4 billion yen, representing an increase in profits by 2.5 billion yen, up 26.6% from FY2000. This was due to the continuing improvement of the funding environment and loan spread, and non-interest income of 38.9 billion yen. Non-interest income increased due to the contribution from activities in investment banking businesses including securitization, non-recourse loans, acquisition finance, loan trading and various types of derivatives, all aimed at providing solutions for our customers. Non-Interest Income represents 30.6% of the total Gross Business Profit, exceeding our initial target of 30%.

Expenses were 68.5 billion yen on a consolidated basis. This was an increase of 6.2 billion yen from fiscal 2000, due to active new business development including in the retail area.

Consolidated Net Business Profit before general reserves (jisshitsu gyomu jun-eki), including gains on money held in trust, was 58.8 billion yen. This increased by 20.4 billion yen, up 53.3%, from FY2000.

After credit cost of 1 billion yen, corporate tax and others, consolidated Net

Operating Income was 39.4 billion yen. Consolidated Net Income was 61.2 billion yen, including a deferred tax benefit of 21.2 billion yen.

Consolidated Net Income of 90.4 billion yen in FY2000 included 55.0 billion yen gain from equity securities sold to the Deposit Insurance Corporation of Japan ("DIC"). If this gain were excluded from FY2000, FY2001 Net Income increased significantly, up 72.6% from FY2000.

On a non-consolidated basis, Net Business Profit before general reserves (jisshitsu gyomu jun-eki), including gain on money held in trust, was 57.9 billion yen, and Net Income was 60.7 billion. Credit cost on a non-consolidated basis was 2.7 billion yen, including a net increase in the Reserve for Loan Losses of 2.4 billion yen.

Balance Sheet

On the asset side, Loans decreased by 1,171.4 billion yen compared to March 31, 2001, to 5,012.1 billion yen on a non-consolidated basis. This was partly caused by (1) our efforts to reduce problem loans by write-offs, loan transfer to the DIC, and other measures, and (2) generally weaker demand for borrowed fund.

As for loan volume targets for small- and medium-sized enterprises ("SME"), our calculation shows that the Bank exceeded the target as of March-end 2002.

Liabilities decreased along with assets. Debentures decreased by 748.7 billion yen compared to the March 2001 figure, to 2,735.2 billion yen. Deposits (including NCDs) decreased by 918.7 billion yen to 2,384.0 billion yen. Borrowed Money decreased by 258.3 billion yen to 515.0 billion yen mainly due to the prepayment of subordinated debts.

Asset Quality

On a non-consolidated basis, the total claims classified at or below the "Need Caution" level decreased by about 400 billion yen compared to March 2001. The claims at or below the "Need Special Supervision" level (as defined by the disclosure of criteria of the Financial Reconstruction Law as of March 31, 2002)

was 1,113.6 billion yen, or 20.0% of total loan asset, a decrease of 182.4 billion yen compared to March 2001. Total Loan Loss Reserves stood at 371.4 billion yen.

Capital Adequacy

The consolidated Capital Adequacy Ratio at the end of FY2001 was 17.04%.

Performance Forecast for Fiscal Year 2002

For Fiscal Year 2002 ending March 31, 2003, the Bank expects consolidated Net Income of 63.0 billion yen. On a non-consolidated basis, the Bank expects Net Business Profit before general reserves (jisshitsu gyomu jun-eki) of 69.0 billion yen and Net Income of 62.0 billion yen, respectively.

President Yashiro's comment

At a press conference for the results announcement, Masamoto Yashiro, the Chairman, President and CEO stated as follows:

"June 5th, 2002 marks the second anniversary of Shinsei's name change. In March 2000, we announced our new business model. For the last two years, we implemented new organization, new infrastructure, asset quality improvements, new retail businesses, and investment banking businesses.

In the new retail business, we introduced the PowerFlex account based on IT system supported by open architectures, not by main-frame computers, as well as new housing loans, the Internet banking, ATM alliances, call centers, new branches in Roppongi and Meguro, and Shinsei Financial Centers. 130,000 customers have opened PowerFlex accounts in the 10 months ending March 2002, thanks partly to customer convenience-oriented alliances with IY Bank, Keikyu Railways, and some of our branches next to Starbucks coffee shops. We will continue our efforts to introduce products and services to meet our customers' needs.

In the investment banking businesses, we made significant progress in areas such as securitization, derivatives, trading, acquisition finance, non-recourse

lending, and loan trading.
Starting this January, we combined the financial product group and relationship management divisions into one group. This Institutional Group continues to provide solutions for our institutional customers in business restructuring, efficiency improvement, and other areas. A new team was recently established to focus on corporate revitalization business.

Our strategy was the key to our overall profitability, allowing us to exceed our initial plan. We are convinced that our new business model is the right model for the future.

We appreciate your continuous support."

For further information, please contact:

Yoshihide Nakagawa
Investor Relations
Corporate Communications Division
Shinsei Bank, Limited

TEL: 81-3-5511-5013
FAX: 81-3-5511-5505

Financial Highlights - Consolidated

Balance Sheet data at the end of	Mar. 2002 (billions of yen)	Mar. 2001 (billions of yen)	change	
	a	b	a-b	%
Total Assets	**8,069.6**	9,485.7	-1,416.1	-14.9%
Loans and Bills Discounted	**4,801.9**	6,187.3	-1,385.4	-22.4%
Securities	**1,462.3**	1,988.5	-526.2	-26.5%
Deposits with Banks	**342.1**	477.5	-135.4	-28.4%
Debentures and Bonds	**2,786.4**	3,670.4	-884.0	-24.1%
Deposits (including CDs)	**2,260.8**	3,218.8	-958.0	-29.8%
Total Stockholders' Equity	**623.5**	582.8	40.7	7.0%
Capital Adequacy Ratios	**17.04%**	16.99%	-	-
Risk Assets	**5,759.2**	6,586.0	-	-

Profit for the Fiscal Years Ended	Mar. 2002 (billions of yen)	Mar. 2001 (billions of yen)	change	
	a	b	a-b	%
Total Operating Income	**236.0**	299.3	-63.3	-21.1%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**58.8**	38.4	20.4	53.1%
Net Operating Income *(keijo rieki)*	**39.5**	95.5	-56.0	-58.6%
Net Income	**61.2**	90.5	-29.3	-32.4%
Net Income per Share (yen)	**21.11**	31.87	-10.8	-0.3

* before general loan loss reserves, including gain/losses on money held in trust

References	Mar. 2002	Mar. 2001
Exchange Rate (¥/$)	**133.20**	123.90
Nikkei Average	**11,024.94**	12,999.70

Consolidated Balance Sheet - Assets : FY'00-FY'01

in millions of yen

	#	**Mar.31,2002** a	Mar.31,2001 b	Change a-b	%
Loans and Bills Discounted	1	**4,801,904**	6,187,320	-1,385,416	-22.4%
Foreign Exchanges	2	**149,251**	10,771	138,480	1285.7%
Securities	3	**1,462,281**	1,988,518	-526,237	-26.5%
Money Held in Trust	4	**172,835**	96,477	76,358	79.1%
Trading Assets	5	**443,972**	382,222	61,750	16.2%
Assigned Account Receivable	6	**68,980**	18,555	50,425	271.8%
Call Loans and Bills Bought	7	**296,559**	276,000	20,559	7.4%
Cash and Due from Banks	8	**342,055**	477,482	-135,427	-28.4%
Other Assets	9	**486,605**	409,708	76,897	18.8%
Premises and Equipment	10	**82,565**	28,852	53,713	186.2%
Deferred Discounts and Issuance Expenses on Debentures	11	**469**	1,425	-956	-67.1%
Deferred Tax Assets	12	**17,695**	30	17,665	58883.3%
Customers' Liabilities for Acceptances and Guarantees	13	**114,411**	172,238	-57,827	-33.6%
Reserve for Loan Losses	14	**-370,033**	-563,891	193,858	-34.4%
Total Assets	15	**8,069,554**	9,485,711	-1,416,157	-14.9%
US$ / yen		**@133.20**	@123.90		

Consolidated Balance Sheet
- Liabilities and Shareholders' Equity : FY'00-FY'01

in millions of yen

	#	Mar.31,2002 a	Mar.31,2001 b	Change a-b	Change %
Debentures	1	**2,786,355**	3,670,417	-884,062	-24.1%
Deposits	2	**1,864,862**	2,165,341	-300,479	-13.9%
Negotiable Certificates of Deposits	3	**395,893**	1,053,493	-657,600	-62.4%
Borrowed Money	4	**459,272**	550,835	-91,563	-16.6%
Trading Liabilities	5	**173,580**	253,684	-80,104	-31.6%
Commercial Paper	6	**1,000**	62,000	-61,000	-98.4%
Call Money and Bills Sold	7	**329,900**	255,200	74,700	29.3%
Foreign Exchanges	8	**65**	107	-42	-39.3%
Other Liabilities	9	**1,289,241**	685,929	603,312	88.0%
Reserve for Bonus Payable	10	8,584	-	8,584	-
Reserve for Retirement Benefits	11	**22,766**	19,612	3,154	16.1%
Reserve for Loss on Disposition of Premises and Equipment	12	**53**	3,921	-3,868	-98.6%
Deferred Tax Liability	13	**0**	10,084	-10,084	-100.0%
Acceptances and Guarantees	14	**114,411**	172,238	-57,827	-33.6%
Total Liabilities	15	**7,445,987**	8,902,865	-1,456,878	-16.4%
Minority Interests	16	33	-	33	-
Capital Stock	17	**451,296**	451,296	0	0.0%
Capital Reserve	18	**18,558**	18,558	0	0.0%
Earned Surplus	19	**145,094**	94,194	50,900	54.0%
Unrealized Gain or Loss on Securities Available-for-Sale	20	**5,790**	16,341	-10,551	-64.6%
Foreign Currency Translation Adjustments	21	**2,794**	2,455	339	13.8%
Total Shareholders' Equity	22	**623,534**	582,846	40,688	7.0%
Total Liabilities, Minority Interests and Shareholders' Equity	23	**8,069,554**	9,485,711	-1,416,157	-14.9%
US$ / yen		**@133.20**	@123.90		

Comparative Statement of Income : FY'00-FY'01 - Consolidated

in millions of yen

	FY'01 a	FY'00 b	Change a-b	Change %
Operating Income	**235,967**	299,281	-63,314	-21.2%
Interest Income	**155,481**	211,468	-55,987	-26.5%
Interest on Loans and Discounts	**116,397**	168,468	-52,071	-30.9%
Interest and Dividends on Securities	**24,213**	16,141	8,072	50.0%
Interest on Call Loans and Bills Discounted	**180**	673	-493	-73.3%
Interest on Deposits with Banks	**4,538**	11,687	-7,149	-61.2%
Other Interest Income	**10,151**	14,496	-4,345	-30.0%
Fees and Commissions	**11,277**	12,819	-1,542	-12.0%
Trading Revenue	**1,912**	4,672	-2,760	-59.1%
Other Business Income	**35,648**	3,890	31,758	816.4%
Other Operating Income	**31,647**	66,430	-34,783	-52.4%
Operating Expenses	**196,511**	203,735	-7,224	-3.5%
Interest Expenses	**67,072**	125,624	-58,552	-46.6%
Interest on Debentures	**41,976**	81,110	-39,134	-48.2%
Amortization of Discount on Debentures	**1,148**	1,698	-550	-32.4%
Interest on Deposits	**4,737**	11,532	-6,795	-58.9%
Interest on Negotiable C.D.s	**661**	1,843	-1,182	-64.1%
Interest on Borrowings	**13,151**	20,317	-7,166	-35.3%
Interest on Call Money and Bills Rediscounted	**15**	276	-261	-94.6%
Interest on Commercial Paper	**56**	53	3	5.7%
Other Interest Expenses	**5,325**	8,791	-3,466	-39.4%
Fees and Commissions	**3,474**	2,278	1,196	52.5%
Trading Expenses	**126**	-	126	-
Other Business Expenses	**21,452**	4,697	16,755	356.7%
General and Administrative Expenses	**69,514**	63,899	5,615	8.8%
Other Operating Expenses	**34,871**	7,235	27,636	382.0%
Net Operating Income	**39,455**	95,546	-56,091	-58.7%
Extraordinary Income	**10,593**	8,737	1,856	21.2%
Profit on Property Sold	**10,587**	2,014	8,573	425.7%
Bad Debt Recovered	**4**	703	-699	-99.4%
Other Extraordinary Income	**1**	6,018	-6,017	-100.0%
Extraordinary Expenses	**9,709**	13,325	-3,616	-27.1%
Loss on Property Sold	**9,419**	4,604	4,815	104.6%
Reserve for Loss on Disposition of Premises and Equipment	**53**	3,844	-3,791	-98.6%
Other Extraordinary Expenses	**237**	4,876	-4,639	-95.1%
Income before Income Taxes and Minority Interests	**40,339**	90,958	-50,619	-55.7%
Income Taxes (Current)	**314**	442	-128	-29.0%
Income Taxes (Deferred)	**-21,227**	56	-21,283	-38005.4%
Minority Interest in Net Income of Consolidated Subsidiaries	**32**	-6	38	-633.3%
Net Income	**61,219**	90,464	-29,245	-32.3%
US$/yen	**@133.20**	@123.90		

Financial Data - Consolidated

1. Business Profit

in millions of yen

	FY'01	FY'00	Change	
	a	b	a-b	%
Gross Business Profit	**127,328**	100,591	26,737	26.6%
Net Business Profit (*jisshitsu gyomu jun-eki*)*	**58,813**	38,363	20,450	53.3%

* before general loan loss reserves, including gain/losses on money held in trust

2. Loan Loss Reserves

in billions of yen

	Mar.31, '02	Mar.31, '01	Change
	a	b	a-b
Loan Loss Reserves			
General	**191.8**	220.7	-28.9
Specific	**178.1**	342.9	-164.8
Country Risk	**0.2**	0.3	-0.1

4. Capital Adequacy Ratio (BIS)

in billions of yen

	Mar.31, '02	Mar.31, '01	Change	
	a	b	a-b	%
Capital Ratio	**17.04%**	16.99%	0.05%	
Tier I Capital	**614.3**	559.6	54.7	
Tier II Capital	**368.1**	559.6	-191.5	
Subordinated Debt included in Tier II	**332.1**	561.5	-229.4	
Risk Assets	**5,759.2**	6,586.0	-826.8	-12.6%

5. Risk Monitored Loan

in billions of yen

	Mar.31, '02	Mar.31, '01	Change	
	a	b	a-b	%
Loans under Bankruptcy	**200.7**	358.7	-158.0	-44.0%
(% of loans)	**(4.2%)**	(5.8%)	-1.60%	
Loans Past Due (Six Months)	**475.2**	402.9	72.3	17.9%
(% of loans)	**(9.9%)**	(6.5%)	3.40%	
Loans Past Due Three Months or More	**93.6**	12.9	80.7	625.6%
(% of loans)	**(1.9%)**	(0.2%)	1.70%	
Restructured Loans	**274.0**	440.3	-166.2	-37.7%
(% of loans)	**(5.7%)**	(7.1%)	-1.40%	

Financial Highlights - Non-Consolidated

Balance Sheet data at the end of	billions of yen Mar. 2002 a	 Mar. 2001 b	change a-b	 %
Total Assets	**8,366.6**	10,051.2	-1,684.6	-16.8%
Loans and Bills Discounted	**5,012.2**	6,183.6	-1,171.4	-18.9%
Securities	**1,493.0**	2,052.4	-559.4	-27.3%
Corporate Equities	**20.1**	25.0	-4.9	-19.6%
Deposits with Banks	**376.3**	558.9	-182.6	-32.7%
Debentures	**2,735.3**	3,484.0	-748.7	-21.5%
Deposits (including CDs)	**2,384.0**	3,302.8	-918.8	-27.8%
Total Stockholders' Equity	**617.3**	577.5	39.8	6.9%

Profit for the Fiscal Years Ended	billions of yen Mar. 2002 a	 Mar. 2001 b	change a-b	 %
Total Operating Income	**220.5**	298.8	-78.3	-26.2%
Net Business Profit *(jisshitsu gyomu jun-eki)**	**57.9**	38.9	19.0	48.8%
Reference: (Bond Gains - net)	**-3.1**	-1.9	-1.2	63.2%
Net Operating Income *(keijo rieki)*	**38.5**	96.0	-57.5	-59.9%
Reference: (Stock Gains - net)	**-5.5**	56.7	-62.2	-109.7%
(Credit Cost)	**2.8**	-5.9	8.7	-147.5%
Net Income	**60.7**	91.3	-30.6	-33.5%
Net Income per Share (yen)	**20.93**	32.17	11.2	0.3
Dividend per Share (yen) Common	**1.11**	1.11		
Preferred II	**13.00**	13.00		
Preferred III	**4.84**	4.84		

* before general loan loss reserves, including gain/losses on money held in trust

References	Mar. 2002	Mar. 2001
Exchange Rate (¥/$)	**133.20**	123.90
Nikkei Average	**11,024.94**	12,999.70

Non-Consolidated Balance Sheet - Assets : FY'99-FY'00

in millions of yen

	#	Mar.31,2002 a	Mar.31,2001 b	Change a-b	%
Loans	1	**5,012,174**	6,183,585	-1,171,411	-18.9%
Loans on Deeds	2	**3,153,592**	3,706,254	-552,662	-14.9%
Loans on Notes	3	**1,277,126**	1,756,376	-479,250	-27.3%
Overdraft	4	**579,417**	712,512	-133,095	-18.7%
Bills Discounted	5	**2,038**	8,441	-6,403	-75.9%
Foreign Exchanges	6	**149,251**	10,771	138,480	1285.7%
Foreign Bills Bought	7	**559**	661	-102	-15.4%
Foreign Bills Receivable	8	**3,128**	4,205	-1,077	-25.6%
Due from Foreign Banks	9	**145,563**	5,904	139,659	2365.5%
Securities	10	**1,493,048**	2,052,403	-559,355	-27.3%
Government Bonds	11	**938,413**	1,329,367	-390,954	-29.4%
Local Government Bonds	12	**29**	124	-95	-76.6%
Corporate Bonds	13	**49,683**	82,270	-32,587	-39.6%
Shares	14	**20,079**	24,990	-4,911	-19.7%
Other Securities	15	**484,841**	615,650	-130,809	-21.2%
Money Held in Trust	16	**130,328**	154,638	-24,310	-15.7%
Trading Assets	17	**591,014**	596,450	-5,436	-0.9%
Trading Securities	18	**247,637**	1,086	246,551	22702.7%
Derivatives of Trading Securities	19	**-**	1	-1	-
Trading-Related Financial Derivatives	20	**343,376**	486,913	-143,537	-29.5%
Other Trading Assets	21	**-**	108,449	-108,449	-
Account Receivable Purchased	22	**2,798**	20	2,778	13890.0%
Call Loans	23	**296,559**	276,000	20,559	7.4%
Cash and Due from Banks	24	**376,301**	558,891	-182,590	-32.7%
Cash	25	**28,114**	25,783	2,331	9.0%
Due from Banks	26	**348,186**	533,107	-184,921	-34.7%
Other Assets	27	**467,463**	374,237	93,226	24.9%
Prepaid Expenses	28	**861**	961	-100	-10.4%
Accrued Income	29	**42,419**	49,158	-6,739	-13.7%
Margin on Future Transactions	30	**69**	50	19	38.0%
Susupense Payment on Future Transactions	31	**30**	-	30	-
Derivatives	32	**36,065**	66,283	-30,218	-45.6%
Deferred Loss of Hedge Transactions	33	**13,326**	-	13,326	-
Collateral related Securities Lending	34	**122,394**	-	122,394	-
Others	35	**252,297**	257,782	-5,485	-2.1%
Premises and Equipment	36	**17,375**	28,482	-11,107	-39.0%
Land, Buildings and Others	37	**10,243**	17,523	-7,280	-41.5%
Susupense Payment for Construction in Progress	38	**1,104**	167	937	561.1%
Security Deposit and Others	39	**6,026**	10,791	-4,765	-44.2%
Deferred Discounts and Issuance Expenses on Debentures	40	**345**	1,062	-717	-67.5%
Deferred Discounts on Debentures	41	**176**	883	-707	-80.1%
Deferred Expenses for Issuance of Debentures	42	**169**	178	-9	-5.1%
Deferred Tax Assets	43	**17,644**	-	17,644	-
Customers' Liabilities for Acceptances and Guarantees	44	**183,783**	378,993	-195,210	-51.5%
Reserve for Possible Loan Losses	45	**-371,461**	-564,290	192,829	-34.2%
Total Assets	46	**8,366,626**	10,051,246	-1,684,620	-16.8%
US$ / yen		**@133.20**	@123.90		

Non-Consolidated Balance Sheet
- Liabilities and Shareholders' Equity : FY'00-FY'01

in millions of yen

	#	Mar.31,2002 a	Mar.31,2001 b	Change a-b	Change %
Debentures	1	**2,735,251**	3,483,957	-748,706	-21.5%
Debentures	2	**2,735,251**	3,483,957	-748,706	-21.5%
Deposits	3	**1,988,139**	2,240,115	-251,976	-11.2%
Time Deposits	4	**1,239,561**	1,621,283	-381,722	-23.5%
Deposits at Notice	5	**71,565**	140,355	-68,790	-49.0%
Saving Deposits	6	**497,797**	253,201	244,596	96.6%
Current Account	7	**26,231**	62,474	-36,243	-58.0%
Others	8	**152,982**	162,800	-9,818	-6.0%
Negotiable Certificates of Deposits	9	**395,893**	1,062,693	-666,800	-62.7%
Borrowed Money	10	**515,061**	773,458	-258,397	-33.4%
Trading Liabilities	11	**347,667**	491,856	-144,189	-29.3%
Trading-related Financial Derivatives	12	**347,667**	491,856	-144,189	-29.3%
Bills Sold	13	**169,100**	185,200	-16,100	-8.7%
Commercial Paper	14	**1,000**	62,000	-61,000	-98.4%
Call Money	15	**160,800**	70,000	90,800	129.7%
Foreign Exchanges	16	**66**	142	-76	-53.5%
Foreign Bills Sold	17	**-**	2	-2	-
Foreign Bills Payable	18	**0**	-	0	-
Advance from Foreign Banks	19	**-**	3	-3	-
Due to Foreign Banks	20	**65**	136	-71	-52.2%
Other Liabilities	21	**1,221,949**	692,113	529,836	76.6%
Accrued Expenses	22	**57,867**	86,002	-28,135	-32.7%
Income Taxes Payable	23	**34**	33	1	3.0%
Unearned Revenue	24	**6,403**	11,503	-5,100	-44.3%
Borrowed Securities	25	**123,426**	-	123,426	-
Differences on Futures Transactions	26	**69**	4	65	1625%
Derivatives	27	**51,204**	67,412	-16,208	-24.0%
Deferred Gain of Hedge Transactions	28	**-**	2,900	-2,900	-
Collateral related Securities Lending	29	**582,198**	139,341	442,857	317.8%
Payables on Trading Transactions	30	**95,863**	108,374	-12,511	-11.5%
Others	31	**304,880**	276,540	28,340	10.2%
Reserve for Bonus Payment	32	**7,802**	-	7,802	-
Reserve for Employee Retirement Benefit	33	**22,732**	19,322	3,410	17.6%
Reserve for Loss on Disposition of Premises and Equipment	34	**53**	3,844	-3,791	-98.6%
Deferred Tax Liability	35	**-**	10,084	-10,084	-
Acceptances and Guarantees	36	**183,783**	378,993	-195,210	-51.5%
Total Liabilities	37	**7,749,299**	9,473,781	-1,724,482	-18.2%
Capital Stock	38	**451,296**	451,296	0	0.0%
Legal Reserve	39	**20,622**	18,558	2,064	11.1%
Capital Reserve	40	**18,558**	18,558	0	0.0%
Profit Reserve	41	**2,064**	-	2,064	-
Earned Surplus (Deficit)	42	**139,622**	91,267	48,355	53.0%
Undivided Profit (Deficit) at Term End	43	**139,622**	91,267	48,355	53.0%
Net Income (Net Loss)	44	**60,738**	91,267	-30,529	-33.5%
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	45	**5,785**	16,342	-10,557	-64.6%
Total Stockholders' Equity	46	**617,327**	577,465	39,862	6.9%
Total Liabilities and Stockholders' Equity	47	**8,366,626**	10,051,246	-1,684,620	-16.8%
US$ / yen		**@133.20**	@123.90		

Comparative Statement of Income : FY'00-FY'01 - Non-Consolidated

in millions of yen

	#	FY'01 a	FY'00 b	Change a-b	%
Operating Income	1	220,531	298,774	-78,243	-26.2%
Interest Income	2	163,060	214,418	-51,358	-24.0%
Interest on Loans and Discounts	3	117,632	166,500	-48,868	-29.4%
Interest and Dividends on Securities	4	29,518	21,953	7,565	34.5%
Interest on Bills Discounted	5	5	135	-130	-96.3%
Interest on Call Loans	6	174	537	-363	-67.6%
Interest on Deposits with Banks	7	5,271	12,182	-6,911	-56.7%
Interest on Swaps	8	9,744	11,202	-1,458	-13.0%
Other Interest Income	9	712	1,906	-1,194	-62.6%
Fees and Commissions	10	10,908	12,222	-1,314	-10.8%
Domestic and Foreign Exchange Commissions	11	258	291	-33	-11.3%
Others	12	10,650	11,931	-1,281	-10.7%
Trading Revenue	13	561	2,340	-1,779	-76.0%
Revenue from Trading Securities and Derivatives	14	541	102	439	430.4%
Revenue from Trading-Related Financial Derivatives Transactions	15	-	1,695	-1,695	-
Other Trading Revenue	16	19	542	-523	-96.5%
Other Operating Income	17	10,448	3,336	7,112	213.2%
Gains on Foreign Exchange Transactions	18	2,260	1,449	811	56.0%
Gains on Sales of Bonds	19	3,985	1,098	2,887	262.9%
Others	20	4,202	789	3,413	432.6%
Other Income	21	35,551	66,456	-30,905	-46.5%
Gains on Sales of Stocks and Other Equity-Related Securities	22	5,417	58,300	-52,883	-90.7%
Gains on Money Held in Trust	23	26,760	1,985	24,775	1248.1%
Others	24	3,373	6,169	-2,796	-45.3%
Operating Expenses	25	182,047	202,746	-20,699	-10.2%
Interest Expenses	26	70,508	126,599	-56,091	-44.3%
Interest on Coupon Debentures	27	37,227	70,547	-33,320	-47.2%
Amortization of Discount on Debentures	28	1,148	1,698	-550	-32.4%
Interest on Deposits	29	7,755	14,452	-6,697	-46.3%
Interest on Negotiable C.D.s	30	661	1,843	-1,182	-64.1%
Interest on Borrowings	31	18,313	28,935	-10,622	-36.7%
Interest on Bills Rediscounted	32	17	113	-96	-85.0%
Interest on Commercial Paper	33	15	53	-38	-71.7%
Interest on Call Money	34	38	162	-124	-76.5%
Other Interest Expenses	35	5,330	8,791	-3,461	-39.4%
Fees and Commissions	36	3,441	2,231	1,210	54.2%
Domestic and Foreign Exchange Transactions	37	121	86	35	40.7%
Others	38	3,319	2,145	1,174	54.7%
Trading Expenses	39	300	-	300	-
Expenses on Trading Securities and Derivatives	40	174	-	174	-
Expenses on Trading-related Financial Derivatives Transactions	41	126	-	126	-
Other Operating Expenses	42	8,210	3,695	4,515	122.2%
Amortization of Expenses on Debenture Issuance	43	334	467	-133	-28.5%
Loss on Investment Bonds Sold	44	5,485	2,825	2,660	94.2%
Devaluation of Investment Bonds	45	1,618	192	1,426	742.7%
Expenses on Derivatives	46	771	167	604	361.7%
Others	47	-	42	-42	-
General and Administrative Expenses	48	66,867	63,163	3,704	5.9%
Other Expenses	49	32,717	7,056	25,661	363.7%
Provision for Loan Losses	50	2,450	-	2,450	-
Write-Off of Bad Loans	51	159	29	130	448.3%
Losse on Sales of Stocks and Other Equity-Related Securities	52	866	182	684	375.8%
Losse on Devaluation of Stocks and Other Securities	53	10,033	1,394	8,639	619.7%
Losse on Money Held in Trust	54	6,766	1,888	4,878	258.4%
Others	55	12,442	3,560	8,882	249.5%
Net Operating Income	56	38,484	96,027	-57,543	-59.9%
Extraordinary Income	57	10,591	8,779	1,812	20.6%
Profit on Property Sold	58	10,587	2,014	8,573	425.7%
Bad Debt Recovered	59	4	703	-699	-99.4%
Others	60	-	6,061	-6,061	-
Extraordinary Expenses	61	9,403	13,317	-3,914	-29.4%
Loss on Property Sold	62	9,350	4,604	4,746	103.1%
Others	63	53	8,712	-8,659	-99.4%
Income before Income Taxes	64	39,672	91,490	-51,818	-56.6%
Income Taxes (current)	65	137	222	-85	-38.3%
Income Taxes (deferred)	66	-21,204	-	-21,204	-
Net Income	67	60,738	91,267	-30,529	-33.5%
Profit Brought Forward from Previous Term	68	83,001	-	83,001	-
Interim Dividends Paid	69	3,430	-	3,430	-
Provision for Earned Surplus Reserve	70	686	-	686	-
Undivided Profit at Term End	71	139,622	91,267	48,355	53.0%
US$/yen		@133.20	@123.90		

Financial Data - Non-Consolidated

1. Business Profit

in millions of yen

	FY'01	FY'00	Change	
	a	b	a-b	%
Gross Business Profit	**103,794**	100,256	3,538	3.5%
Net Business Profit (*jisshitsu gyomu jun-eki*)*	**57,920**	38,861	19,059	49.0%

* before general loan loss reserves, including gain/losses on money held in trust

2. Profitability (Domestic Business)

	FY'01	FY'00	Change
Average Yield on Earning Assets (a)	**1.90%**	1.81%	0.09%
Loans	**2.01%**	2.16%	-0.15%
Securities	**0.29%**	0.35%	-0.06%
Average Funding Cost (b)	**1.84%**	1.77%	0.07%
Debentures	**1.10%**	1.44%	-0.34%
Deposits and Negotiable CDs	**0.16%**	0.32%	-0.16%
Spread (a-b)	**0.06%**	0.04%	0.02%

Reference - Non-Consolidated

1. Risk Monitored Loans

in millions of yen

		Mar.31,'02 a	Mar.31,'01 b	Change a-b	Change %	<ref.> Mar.31,'02 Consolidated
Loans under Bankruptcy	A	**200,693**	358,651	-157,958	-44.0%	200,697
Loans Past Due (Six Months)	B	**476,377**	403,317	73,060	18.1%	475,200
A+B		**677,070**	761,968	-84,898	-11.1%	675,897
		(13.50%)	(12.30%)			(14.10%)
Loans Past Due Three Months or More	C	**93,075**	12,853	80,222	624.2%	93,568
Restructured Loans	D	**273,909**	440,097	-166,188	-37.8%	274,049
A+B+C+D		**1,044,056**	1,214,919	-170,863	-14.1%	1,043,516
		(20.8%)	(19.6%)			(21.7%)
ref. Total Loan Balance		**5,012,174**	6,183,585	-1,171,411	-18.9%	4,801,904

Loan Loss Reserves

in millions of yen

	Mar.31, '02 a	Mar.31, '01 b	change a-b
General	192,350	**220,455**	-28,105
Specific	178,954	**343,537**	-164,583
Country Risk	156	**296**	-140
Total	371,461	**564,290**	-192,829
Reference: Total loan loss reserves / A+B+C+D	35.6%		

Credit Cost

in millions of yen

	FY'01 a	FY'00 b
Written-off Claims	**159**	29
Specific Reserve Provisioning	**28,761**	-
Loss on Sale of Other Loans	**179**	83
Sub Total	**29,100**	113
Transfer to General Loan Loss Reserve	**-26,156**	-39,688
Transafer to Country Risk Reserve	**-155**	-55
Total	**2,789**	-5,947

Problem Loans (Based on Financial Reconstruction Law)

in billions of yen

	Mar.31,'02	Mar.31,'01	Change a-b	Change %
Bankruptcy	**306.6**	472.9	-166.3	-35.2%
Doubtful	**440.1**	370.1	70.0	18.9%
Special Supervision	**367.0**	453.0	-86.0	-19.0%
Total	**1,113.6**	1,296.0	-182.4	-14.1%
Reference: At or below "Need Caution" level	**1,674.0**	2,071.5	-397.5	

2. Net Business Profit (*gyomu jun-eki*)

in millions of yen

	FY '01	FY '00	Change	
	a	b	a-b	%
Net Business Profit (*gyomu jun-eki*)*	**37,926**	38,764	-838	-2.2%
Gain (Loss) on Money Held in Trust	**19,994**	96	19,898	
Net Business Profit (*jisshitsu gyomu jun-eki*)*	**57,920**	38,861	19,059	49.0%

* before general loan loss reserve

** before general loan loss reserves, including gain/losses on money held in trust

3. Average Balance of Assets and Liabilities

in billions of yen

	FY'01	FY'00	Change	
	a	b	a-b	%
Deposits	**2,774.6**	3,163.5	-388.9	-12.3%
Debentures	**3,468.3**	4,999.4	-1,531.1	-30.6%
Loans & Bills Discounted	**5,562.0**	7,257.3	-1,695.3	-23.4%

EXHIBIT A-65

SHINSEI BANK   ABN·AMRO

Information

May 17, 2002

Shinsei Bank, Limited
ABN AMRO Bank N.V.

Shinsei Bank and ABN AMRO form an alliance on trade services

Shinsei Bank, Limited (President and CEO: Masamoto Yashiro, hereinafter referred as "Shinsei Bank") and ABN AMRO Bank N.V. (headquartered in Holland, Chairman of the Managing Boards: Rijkman Groenink, hereinafter referred as "ABN AMRO") announced today that they made an alliance in trade services. Based on the partnership, Shinsei Bank will leverage ABN AMRO's global network, vast experience and advanced IT technologies in trade services, which will enable Shinsei Bank to provide higher value-added trade services to its customers in Japan.

As the first development of their cooperation, Shinsei will launch a web-based trade services platform called "*TradeNavigator*" this June with technical support from ABN AMRO. Generally, settlements in international trades require large amounts of documentation, which take thousands of man-hours. "*TradeNavigator*" will enable customers to request import letter of credit (L/Cs) issuance, to receive export L/Cs and to modify terms and conditions. With all of the L/C information such as collection status and transaction records transmitted to their database, customers can monitor their L/Cs status and generate reports on-line. This service allows customers to reduce their operation costs, to simplify and speed up trade procedures and to avoid paperwork mistakes.

The alliance between Shinsei Bank and ABN AMRO also covers several other areas of cooperation, which include: ABN AMRO will provide know-how to jointly develop trade service products, Shinsei Bank will outsource its trade operation to ABN AMRO, and ABN AMRO will dispatch specialists to Shinsei Bank.

ABN AMRO has more than 175 years of experience in trade services. Global Trade and Advisory, a division of ABN AMRO, provides a variety of localized and customized trade finance products and solutions, and leading-edge technologies through its offices worldwide. Based on this partnership, Shinsei Bank and ABN AMRO will improve and enhance services and cultivate new clients.

Outline of the alliance:

1. *"TradeNavigator"*, web-based trade services:

Shinsei Bank will launch a web-based trade services platform called *"TradeNavigator"*, which has been developed under technical support from ABN AMRO (services to be started in June 2002). *"TradeNavigator"* is the first web-based initiative among Japanese banks, which will enable its customers to request import L/C issuance, to receive exports L/Cs and to monitor reports related to trade transactions. "TradeNavigator" will further enhance its service application in the coming months.

2. Collaboration in developing new trade service products:

ABN AMRO will consistently provide Shinsei Bank with the latest trade products know-how and help Shinsei Bank to expand its product offerings.

3. Trade operation outsourcing:

ABN AMRO will provide Shinsei Bank with outsourcing services in trade operation functions including customer services. Such trade operation outsourcing covering customer services will be the first initiative in Japanese banks, while Shinsei Bank maintains its position as a front office and a counter party for its customers.

4. Dispatch ABN AMRO's specialists in trade services:

To start out the alliance, ABN AMRO will dispatch specialists to Shinsei Bank to work together with Shinsei Bank in developing new products and promoting new services.

Shinsei Bank, Limited (http://www.shinseibank.co.jp) recommenced its operations under a new management group in March 2000 and changed its name from The Long-Term Credit Bank of Japan, Limited, to Shinsei Bank, Limited, on June 5, 2000. Investors in Shinsei Bank include the major investors in Europe and US. In addition to the existing banking businesses, Shinsei Bank has expanded its business area to the retail banking and investment banking businesses and has aimed to become a sound and highly profitable bank. (Capital: 451 billion yen, Employees: 2,123, Total Assets: 9,053 billion yen, as of September 2001)

ABN AMRO Bank N.V. is one of the world's largest banks with total assets of more than USD 620 billion and with operations in more than 60 countries worldwide. ABN AMRO retains very strong credit ratings ("AA" by S&P, "Aa2" by Moody's) and a solid financial position. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate, financial institutions and public sector clients worldwide; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients globally.

###

* This is the English translation of the Japanese news release jointly announced by ABN AMRO Bank N.V. and Shinsei Bank, Limited, on May 17, 2002.

EXHIBIT A-66

INFORMATION

SHINSEI BANK

SHINSEI BANK. LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Shinsei Bank announces forecast of Fiscal Year 2001 results

Tokyo (Monday, April 15, 2002) --- Shinsei Bank, Limited ("Shinsei Bank") announced today its forecasted results for Fiscal Year 2001 ended March 31, 2002, as below.

Forecast of non-consolidated results for Fiscal Year 2001

Actual Net Business Profit *	57.0 billion yen
Net Income	60.0 billion yen

* Actual Net Business Profit: Net Business Profit before General Reserve for Loan Losses

Previously in its Plan for Restructuring Sound Management, Shinsei Bank projected Actual Net Business Profit of 47.8 billion yen and Net Income of 37.8 billion yen for Fiscal Year 2001.

The Bank expects its consolidated Capital Adequacy Ratio to be approximately 17% as of March 31, 2002.

EXHIBIT B-1

January 16, 2004

To whom it may concern:

1-8, Uchisaiwaicho 1-Chome
Chiyoda-ku, Tokyo
Shisei Bank Limited
CEO Masamoto Yashiro
(TSE Code: 8303)

Outlook of the Financial Resuts for the Fiscal Year Ending March 31, 2004

The out look of the financial results for the fiscal year ending March 31, 2004 is provided as follows:

[Consolidated]

in millions of yen

Fiscal Year / Line Item	FY Ending Mar. 2004 (Forecast)			FY Ended Mar. 2003 (Actual)	
		%	Change		%
Total Operating Income	175,000	100.0%	-13.0%	201,166	100.0%
Net Operating Income	60,000	34.3%	76.5%	33,990	16.9%
Net Income	65,000	37.1%	22.6%	53,030	26.4%
Earnings per Share	¥44.99			¥36.18	

[Non-consolidated]

in millions of yen

Fiscal Year / Line Item	FY Ending Mar. 2004 (Forecast)			FY Ended Mar. 2003 (Actual)	
		%	Change		%
Total Operating Income	170,000	100.0%	△10.5%	189,919	100.0%
Net Operating Income	60,000	35.3%	57.5%	38,089	20.1%
Net Income	65,000	38.2%	10.0%	59,091	31.1%
Earnings per Share	¥44.99			¥40.64	
Dividends per Share (Interim Divideds per Share)	¥2.22 (¥1.11)			¥2.22 (-)	

(Note) 1 Earnings per share are calculated by dividing net income minus preferred dividends by average number of shares outstanding (excluding treasury shares).

2 The Bank consumated a 1-for-2 reverse stock split on July 29, 2003.
The earnings per share and dividends per share for the fiscal year ending March 31, 2003 are presented as if the reverse stock split had been consumated at the beginnig of the fiscal year.

Disclaimer:

The forecast above are based on the Company's current expectation, forecast, plan, recognition, evaluations, etc., based on current assumptions of future events. These expectation, forecast, plan, recognition, evaluations, assumptions may turn out to be incorrect. The company disclaims any obligation to update or to announce any revision to forward-looking statements to reflect future events or developments.

The document is a public press release and does not intend to solicit investment in our shares. If you intend to invest in our shares, read Japanese prospectus and act at your own risk.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of Shinsei Bank (the "Bank") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Bank that will contain detailed information about the Bank and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

EXHIBIT B-2

C: FEB 1? ?? 7:21

Report on Implementation of the Plan for Restoring Sound Management

Shinsei Bank, Limited
December 2003

■ TABLE OF CONTENTS ■

〔Outline of the Bank〕

1. Outline of the Results of the 1st Half of the 2003 FY

《Summary of Financial Results》

With respect to the result of the 1st half of FY 2003, the Bank posted gross business profit of 56.9 billion yen, 5.7 billion yen increase in comparison with the figure of the 1st half of FY2002, due to increase of fee income. At the same time, amount of expense was 32.2 billion yen, the level of 49.7% as compared to the planned figure of FY 2003. As a result, actual business profit (including income from investment in money in trust of 15.6 billion yen) of the 1st half of FY 2003 was 24.8 billion yen, 5.8 billion yen increase as compared to the figure of the same period of FY2002.

Moreover, together with expense of pension obligations of 1.0 billion yen, refunding of Ishihara tax of 2.7 billion yen, and 6.6 billion yen gain by breakdown of loan loss reserve through disposal of bad loans, the Bank posted interim PAT of 31.8 billion yen.

(¥1 Billion)

	Sept. 2002 Actual	March 2003 Actual	March 2004 Plan	Sept. 2003 Actual
Gross Business Profit	51.2	108.9	124.7	56.9
Expenses	32.3	63.7	64.7	32.2
Actual Net Business Profits (Note)	19.0	45.3	60.0	24.8
Net Operating Income	20.1	38.1	65.0	22.4
Net Income after Taxes	29.9	59.1	65.0	31.8

(Note) Including credit trading profit, etc.

《Gross Business Profit》 (*gyomu so-rieki*)

The Bank has been expanding investment-banking business as posted in fee income. As a result, the Bank posted Gross Business Profit of 56.9 billion yen, 5.7 billion yen increase as compared to the actual figure of the same period of FY 2002.

《Expense》

While the Bank invested necessary resources in new business, it drastically reviewed the businesses it had promoted, therefore, expense was confined to 32.2 billion yen, 0.1 billion yen decrease as compared to the actual figure of the same period of FY 2002, and 49.7% as compared to the planned figure of FY2003. The Bank shall further endeavor to manage efficiently and effectively.

(¥1 Billion)

	March 2003 Actual	March 2004 Plan	September 2003 Actual
Personnel Expenses	29.1	31.5	14.0
Non-personnel Expenses (Including Taxes)	34.6	33.2	18.2
Expenses	63.7	64.7	32.2

《Net Business Profit》 (*gyomu jun-eki*)

As a result, Actual Net Business Profit before reduction of general loan loss reserves (including profits related to credit trading, etc.) was 24.8 billion yen, increase of 5.8 billion yen as compared to the actual figure of the same period of FY 2002, and approximately 41% as compared to the planned figure for the whole fiscal 2003 of 60.0 billion yen.

《Extraordinary Income/Expense・Net Operating Income (*keijo rieki*)・PAT》

With respect to Extraordinary Income/Expenses, profit related to stocks of 2.2 billion yen, expense related to disposal of bad loans of 1.7 billion yen and expense of pension obligation of 1.0 billion yen were posted, therefore, Net Operating Income reached 22.4 billion yen. Furthermore, together with 2.7 billion yen gain of refunding from Ishihara tax, 8.3 billion yen gain from breakdown of loan loss reserve and 1.1 billion yen profit from breakdown of corporation tax etc adjustments, interim PAT reached 31.8 billion yen, approximately 49% as compared to the planned figure for FY 2003 of 65 billion yen.

Deferred Tax Assets were calculated based on the next year earning forecast, same way last year. The amount as of the end of September 2003 was 23 billion yen (after the reduction of deferred tax liabilities of 4.5 billion yen due to reevaluation of stocks) and it remains to be 3.3 % of Tier1 on consolidated base.

《Retained Earnings》

With respect to accumulation of retained earnings set out in the Plan for Restoring Sound Management, result at the end of September 2003 was 218.1 billion yen.

(¥1 Billion)

	March 2003 Actual	March 2004 Plan	Sept. 2003 Actual
Retained Earnings	194.6	247.2	218.1

《BIS Capital Adequacy Ratio》

BIS Capital Adequacy Ratio as of the end of September 2003 as compared to the end of March 2002, increased by 0.48% to reach 20.58% on consolidated basis, and rose by 0.23% to reach 20.13% on non-consolidated basis, due to smooth performance and decrease in risk assets along with reduction of bad loans and others.

	March 2003 Actual	March 2004 Plan	Sept. 2003 Actual
Tier I Ratio	14.27%	13.05%	15.44%
BIS Adequacy Capital Ratio(Consolidated)	20.10%	15.21%	20.58%
BIS Adequacy Capital Ratio(Non-Consolidated)	19.90%	15.10%	20.17%

※Forecast of Business Results for Fiscal Year Ending March 2003

The Bank forecasts actual net business profit (including credit trading profit, etc) and PAT for the fiscal year ending March 2003 on a non- consolidated basis to be 60 billion yen and 65 billion yen. In addition, the Bank forecasts PAT on a consolidated basis to be 65 billion yen.

(¥1Billion)

	March 2004 Plan①	Sept.2003 Actual	March 2004 Forecast②	②-①
Actual Net Business Profit(Note)	60.0	24.8	60.0	+0.0
Net Operating Income	65.0	22.4	60.0	▲ 5.0
Net Income	65.0	31.8	65.0	+0.0

(Note)Including credit trading profit, etc.

2 . Status of Implementation of the Plan

(1) Progress in Business Restructuring and Other Programs

《Situation of the working of the new management system》

The Bank introduced the Corporate Executive Officer system in March 2000 at the same time as the start of the new management system thereby clarifying the allocation of roles between the Board of Directors and the management in an effort to strengthen the functioning of corporate governance. Thereafter we have consolidated the new management system and carried out our operations.

The members of the Board of Directors include 4 full-time Directors as well as 11 others including corporate managers with rich experiences in the business world and representatives from the financial institutions that invested capital to our bank (as of the end of September 2003). These experienced members of the Board of Directors are in charge of making decisions on strategic and sophisticated issues, while securing the interests of shareholders and developing systems for monitoring business execution by the management.

The Bank has recruited a wide range of specialists in the fields of finance and management, both from within and outside Japan, as Corporate Executive Officers who execute daily operations. Among 13 Corporate Executive Officers, 5 are non-Japanese (as of the end of September 2003). Matters with special importance for the execution of business are thoroughly deliberated by the management in the Management Committee, which is a decision-making body directly reporting to President.

Moreover, the Bank established the Nomination and Compensation Committee, where the majority of the members are non-executive Directors, as a body affiliated with the Board of Directors. This system is aimed at securing transparency in the process of selecting, evaluating the performance of, and determining the remuneration for, those in important positions such as Directors and Corporate Executive Officers. Furthermore, in addition to the Board of Statutory Auditors, we established the Audit Committee consisting of all the Statutory Auditors and some non-executive Directors in an attempt to strengthen the monitoring of the execution of business.

With respect to transactions with major shareholders and others who can presumably exercise material influence on the management policy of our bank, the Bank has established internal rules that require the prior consultation on such transactions with the Audit Committee in order to further restore the soundness in operations of the Bank. This consultation is designed to check, from the position of a third party, the appropriateness of transactions in light of such points as the securing of independence and blocking business risks from major shareholders and others.

Under this new corporate governance, we are endeavoring to clarify responsibilities and authorities and improve transparency in the management of the Bank and constructing the management system that is based on appropriate check and balance processes.

Mr. Paul A.Volcker, former Chairman of the FRB, and Mr. Vernon E. Jordan and Mr. John S. Reed, former Co-Chairman of Citigroup were appointed senior advisors, and are providing the Bank strategic advice.

《Strengthening of organizations and business promotion systems》

The Bank is restructuring and strengthening its organization on a business unit basis, such as the Corporate Banking Business Group, Financial Institutions Business Group, Individual Banking Group, Financial Engineering Group and Risk Management Group. Such initiatives extend to far as the structure of

headquarters and business promotion divisions / branches and are aimed at enabling the Bank to speedily respond to increasingly diversified customer needs and offer highly specialized financial services.

The Institutional Banking Group was established, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002. Moreover, each business sub-group in IBG has mainly promoted to arrange and strengthen its own organization. Corporate Business Strategy Group was evolved to become " Corporate Business Solution Group" in March 2003 and "Business Solution Division I and II" were established in July 2003 in order to cope promptly and properly with customer's needs for revitalization.

Furthermore, IBG was reorganized in November (December in part) 2003 with the aims of establishing a system to pursue further amalgamation of marketing for customers and development of financial products in a timely manner. The essence of the reorganization is to put together each RM sub-group and the divisons/teams in charge of its main products for fully integrated business promotion, while aiming maximum synergy of product functions. More specifically, the integration of Corporate Banking Sub-Group and the divisions in charge of advisory function for customers, the integration of Corporate Business Solution Sub-Group and divisions in charge of credit trading and private equity functions, the integration of Financial Institutions Sub-Group and divisions in charge of market related financial products functions to establish Financial Institutions and Capital Markets Sub-Group and the integration of division in charge of promoting business with non-bank customers and the team of promoting our own non-bank business to establish Non-Bank Financial Services Division.

The Retail Banking Group launched the new retail banking business in June 5, 2001 in an effort to gradually transform all the bank branches into financial centers. The first of such transformations was in the Head Office (28 branches were changed as of the end of December 2003). Furthermore, the Group changed its name to the "Retail Banking Group" and carried out drastic organizational changes in July 2001 that were designed to expand and improve its functions in the development of businesses and branches. The Bank is arranging and expanding the Group so that we can offer higher-sophisticated financial products and services more flexibly.

We also opened Roppongi and Meguro SFCs in December 2001, Hiroo SFC in July 2002 and LaLaport SFC in March 2003. In addition, we opened Futagotamagawa SFC near the station in Setagaya ward on June 25. On the other hand, we are promoting to replace branches in order to seek for better location and utilize space more efficiently. We replaced Shinjuku and Shibuya during the 2nd half of FY2002. Moreover, we opened Shiodome Sio-Site SFC inside Shiodome City Center, replacing Hibiya SFC on April 1, 2003, and we opened Roppongi Hills SFC inside Roppongi Hills on April 25, replacing Roppongi SFC. In addition, we replaced Nagoya SFC on May 6 and Sendai SFC on October 20. Unlike ordinary bank branches, they have new functions and design, aimed at highly efficient operation and using less space and staff. We will continue to open and replace branches by taking the locations into consideration.

Furthermore, we have been developing branch unlike other banks such as Head office SFC (1F) with Yahoo Cafe and 9 branches with Starbucks Coffee as of the end of September 2003. Given the favorable reaction of customers, we are planning further expansion.

《Creating sophisticated management infrastructure》

■Personnel Policy

As part of efforts to develop infrastructure conducive to creating a new corporate culture and nurturing competitive human resources, the Bank introduced a new personnel system in July 2000. The new system focuses on the "rigorous implementation of performance-based evaluation," "decentralization of power over human resources" and "active recruitment of outside people".

Entrusting power over human resources to each business unit by implementing the group system, we have established a system to evaluate employees in accordance with market attributes and also to nurture

professional staff in each Group. Moreover, with a view to boosting the enthusiasm of each staff member to contribute to operations and to make the best use of their ability, we have specified job areas (franchises) for each staff member to abolish the traditional job rotation system.

The Bank is also actively recruiting people with high-specialized skills, mainly in advanced areas respecting financial products, risk management, and information technology as well as in retail banking, in order to quickly set up new business areas and strengthen strategically important business areas. About 770 people have been employed since March 2000. Approximately 110 of them are non-Japanese. Shinsei Bank employed 63 new graduates as our first periodic recruitment in April 2001 and then employed 71 in April 2002 and 49 in April 2003 as new graduates. Therefore, as of the end of September 2003, approximately 40% of shares were the employees whom the Bank has employed after the bank's privatization in March 2000.

On the other hand, the Bank encourages change of occupation by establishing a career development support system for senior staff, and also strengthens to curtail the total number of employees and personnel expenses by outsourcing some businesses such as human resources and general affairs business and by promoting the efficiency of human resources by drastic review of businesses.

To thoroughly implement performance-based evaluation, we partly changed the personnel system, such as abolishing the former qualification system which had characteristic of the contribution to the job rather than length of service. We also changed the retirement allowance system reflecting job results rather than length of service or age. We will further introduce stock option system as an incentive to strengthen earnings.

In addition, the Bank established "Hibiya Kids Park", the day care center for its employees, in head office building in September 2003 and closed contract with outside day care center.

■Creating more sophisticated business management systems

The Bank is organizing and advancing business information systems in order to respond flexibly to more dynamic changes of economical and financial environment and make appropriate management decisions.

The Bank finished to review major business system as of the end of FY 2002. Furthermore, the Bank introduced new system concerning derivative and foreign exchange transactions in order to make operation more efficiently and grasp the data in detail more accurately in the 1st half of FY 2003. In addition, the Bank is further promoting to organize reporting system whereby it is able to grasp information of profit in each business unit, financial product and corporate customer and other business information.

The Bank has proceeded in efficiency and rationalization of making documents of consolidated financial accounts. Furthermore, we began new project to organize a system whereby consolidated accounts are settled and managed every month by the fifth business day of the month to unit business and operating flow of the whole Shinsei group and grasp business information of every subsidiary by adopting common accounting system.

《Strengthening profit-generating power and improving financial fundamentals》

In the interim closing of accounts of this fiscal year, the new business model being established in the two strategic fields of investment banking and retail banking steadily showed successful results, with "net business profit before general reserve for loan losses" (actual net business profit) of 24.8 billion yen and net income of 31.8 billion yen. When compared with the target figures in the Plan for Restoring Sound Management for Fiscal 2003, even though the actual net business profit was slightly short of the target, the net income achieved 49% of the target, which was nearly in line with the Plan. The Bank intends to further

strengthen and broaden the profitability and to ensure the achievement of the target, by continuously and drastically reviewing the business promotion system, flow of operations and contents of services from all viewpoints and by strengthening the collaboration between the relationship management group and the investment banking group and developing solution business to meet the customers' needs.

In the retail banking group, the comprehensive *PowerFlex* account continued to be strong and the balance of assets under management as of the end of September 2003 reached slightly short of 1.5 trillion yen. In particular, sales of high interest currency such as New Zealand Dollars and Australian Dollars were healthy and the balance of foreign currency deposits doubled, increasing the fee income. Furthermore, due to the efforts for more efficient operations, the income has been steadily increasing.

With respect to the branch network, branches were established in large-scale re-development areas such as Shiodome SIO-SITE and Roppongi Hills. They are playing an important role as the only full service bank branches in the respective re-development areas. Moreover, a new branch was established in Futagotamagawa and Sendai Branch was converted into another Shinsei Financial Center (SFC), thus making 28 Shinsei Financial Centers (SFC) out of 29 branches.

In the corporate banking group, in addition to the expansion of business opportunities by closer tie-ups with regional financial institutions such as securitization of housing loans of Fukushima Bank and others and the comprehensive tie-up with Tochigi Bank in connection with its plan for strengthening of functions, the tie-up business agreement has been started, offering long-term fixed rate housing loans up to the maximum of 30 years for purchasers of condominiums sold by Anabuki Kosan. In this way the Bank intends to develop its business focusing on broad solution needs of customers utilizing highly professional techniques, which are the strong point of our Bank.

Further, as showed by the facts that the Bank is promoting and supporting the rehabilitation plan of Mitsui Norin and also supporting Matsuyadenki which is being revitalized by the equity group (in which our Bank has stake) under the sponsorship of the Industrial Revitalization Corporation of Japan, the Bank is aiming at expansion of business in the field of corporate revitalization. This will make the most of the know-how accumulated in the course of improvement of the Bank's portfolio.

On the other hand, with the purpose of flexible development of products to meet the customers' needs by further unification of customer relationship divisions and the financial engineering teams, the management organization of the investment banking group was re-organized effective November 1. One of the core organizations for this purpose is the Non Bank Financial Services Division, which will emphasize and expand the non-bank business through the functions of the Shinsei Bank Group. Such business is being expanded as showed by the facts that the Bank acquired Life Housing Loan, a company specialized in housing loans, as its wholly owned subsidiary in April 2003 and that it has been basically agreed to acquire the business of installment sales operated by the subsidiaries of Teijin Limited in November. This will be further promoted as the third core business following investment banking and retail banking.

Further, the Bank is working for less costly and more efficient operations, proceeding with selection and concentration of management resources such as the entrustment of "foreign exchange yen clearing" (*gaitame-yen-kessai*) operations to Citibank.

With respect to loans to medium- and small-sized enterprises, meetings of the SME Loan Committee headed by the President were held seven times during the first half of Fiscal 2003 as part of the Bank-wide strenuous efforts. As a result, the target balance for the end of Fiscal 2003 was achieved at the end of the interim term.

On the fundraising side, fundraising costs of both debentures and deposits were lowered in accordance with the improvement of investors' confidence in the Bank. In particular, one year market offering debentures were issued at a rate below LIBOR, and for each term issuance spread became lower than that of second half of Fiscal 2002 by 30 to 40 basis points, contributing substantially to the cost improvement. Furthermore, to increase the stability of the fundraising structure, the Bank proceeded with the expansion of issuance of five year market offering debentures. As for deposits, not only deposits from retail customers but also deposits from corporate customers increased, thus stabilizing the Bank's fundraising base.

With respect to the structure of the balance sheet, as the result of concentrated efforts for the final disposition of non-performing loans by collection, sale of loans, etc. the "claims to be disclosed under the Financial Revitalization Law" were 154.2 billion yen as of the end of September 2003 and the bad debt ratio was lowered to 4% plus. Furthermore, the Bank has been making continued efforts to reduce subordinated debts with the intention to improve capital efficiency. The balance of the subordinated debts as of the end of September 2003 was 221 billion yen, 40 billion yen decrease from the end of March 2003.

Appreciating such improvements of the quality of assets of the Bank, R&I upgraded the rating of the Bank from BBB to BBB+ in April 2003 and Standard & Poor's from BBB- to BBB in June 2003. The Bank was also rated A- by JCR in August 2003. Furthermore, Moody's upgraded the Bank's long-term deposit rating from Baa2 to Baa1 and the Bank's BSFR from D- to D in December 2003.

《Business situation》

In addition to traditional products and services, the Bank is endeavoring to offer profitable and innovative financial products and services based on the needs of customers and markets. For this purpose, we are actively entering into the retail banking business and advanced and new financial areas and trying to improve customer satisfaction and strengthen our profit-generating power. More specifically, we are implementing the following measures in these strategically important areas.

■Retail banking area

1) Expansion of the new retail banking business

Taking the occasion of the first anniversary on June 5, 2001 of the change of name to Shinsei Bank, Limited, we started our new retail banking business. More specifically, we are carrying out the following initiatives.

(a) Satisfactory performance of "Shinsei General Account: Power Flex"

"Power Flex" enables customers to speedily open an account using a simple application form and carry out transactions in yen deposits, foreign currency deposits, mutual funds and bonds. The Bank also implemented offering services that enable customers to carry out various transactions 24 hours a day every day by telephone or by the internet.

Given the favorable reaction of customers owing to the high convenience, the total deposit amount including yen and foreign currency deposit and mutual funds of "Power Flex" reached slightly short of 1.5 trillion yen.

Furthermore, the Bank began to offer variable annuities and fixed annuities for individuals that were forgiven by deregulation of insurance business for banks from October 2002. The Bank are supplied annuity products by Alico Japan, Hartford insurance and Manulife insurance in response to individual customer's needs. Thus the deposited amount at the end of September 2003 reached approximately 25 billion yen.

(b) Transformation of branches to financial centers

Starting from the transformation of the Head Office to a financial center on June 5, 2001, we are making similar changes to all the branches one by one (28 branches were already changed as of the end of October 2003). A financial center creates a space that goes beyond the standard image of traditional bank branches. The Bank opened Roppongi and Meguro SFCs in December 2001, Hiroo SFC in July 2002, and LaLaport SFC in March 2003. LaLaport SFC is our first in-store branch and opens 364 days a year. In addition, we opened Futagotamagawa SFC near the station in Setagaya ward in June 2003. Moreover, from the view of seeking for better locations and efficiency of using space, we implemented to reopen branches. Shinjuku SFC and Shibuya SFC reopened in the 2nd half of FY2002, furthermore, we opened Shiodome Shio-Site SFC, replacing Hibiya SFC, and Roppongi Hills SFC, replacing Roppongi SFC, in April 2003. We aim to obtain new customers by these 2 SFC,

the only full-service branches in the extra big projects in Japan. In addition, we replaced Nagoya SFC in May and Sendai SFC in October. We further plan to open new retail branches and reopen branches in suitable locations such as center areas of business and commercial trade.

2) Drastic organizational changes

Taking the occasion of the recent launch of the new retail banking business, the "Individual Banking Group" changed its name to the "Retail Banking Group" in July 2001 and carried out drastic organizational changes aimed at promoting and improving its functions in the development of businesses and branches. Specifically, after that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group, we established Wealth Management Division in order to deliver the high value-added financial products and services business promotion for wealthy individual customers. Moreover, we established Specialty Products Division in order to introduce mutual funds and other investment products in March 2003, and Retail Loan Division, to promote real estate loan products for retail business including housing loans in June 2003.

3) Improving and increasing remote channels

The Bank started offering ATM services 24 hours a day 365 days a year from June 5 2001. Concerning ATM tie-up, in addition to alliance with city banks, trust bank and postal savings, the Bank tied up with IY Bank in December 2001 and the customers who opened "Power Flex" can use the ATMs in "Seven Eleven" 24 hours a day 365 days a year for free. Moreover, the Bank entered into an alliance with Keihin Kyuko in March 2002, and the customers who opened "Power Flex" can use the ATMs set in Keikyu line station from 6:00 to 24:00. "Keikyu Station Bank" settled 41 ATMs at 33 places as of the end of October 2003. We are going to endeavor to improve the convenience of customers in the use of ATMs by continuing to further increase tie-up partners and by other measures.

We also promoted the diversification in card functions following the launches of J Debit Service in July 2001 and International Cash Services in August 2001. Concerning credit card business, we decided to tie-up with American Express International, Inc.(Japanese subsidiary) regarding marketing, and supplying customers with Shinsei-American Express Card from August 2002.

4) Housing loans

With respect to housing loans, we view them as an important pillar for expanding our customer base.

We started a new housing loan business, "PowerSmart Housing Loan" from February 28, 2002. "PowerSmart Housing Loan" allows customers to shorten repayment period and reduce total interest payment significantly by automatically pre-paying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products. The loan amount reached approximately 50 billion yen at the end of September 2003.

5) Active promotion of asset management business

The Bank has expanded channels to provide mutual funds by over-the-counter sales. Specifically it has promoted sales for corporate customers and wealthy individuals, beginning with sales for individuals in April 2000. Concerning products, the Bank is promoting to expand alternatives and private mutual fund targeting corporate companies and wealthy individuals, together with diversifying lineups of public mutual fund. Especially our alternatives are very popular among corporate and individual customers due to characteristics of the products that is not to seek profit along with trend of financial marketing but to gain stable profit. Furthermore, the Bank has reached agreements whereby the Bank will act as the exclusive sales agent in Japan with foreign management companies regarding hedge funds, and then it has developed and sold the products. As a result, the deposit assets of foreign alternatives reached more than 48 billion yen.

In addition, the Bank has been developing products in order to contribute to sound formation of customer's asset and earn fee income stably and appropriately.

Concerning investment business, Shinsei Investment Management started business in April 2003. The company began to sell "Shinsei Short-term Alpha Open" from April 2003. The Bank aims to expand capacity of providing various investment products, including the BlueBay Asset Management Co., which is a bond management company of England that the Bank already has alliance with.

The Bank's strategy is to offer best products from the viewpoint of customers. The Bank always has continued taking various measures to implement this strategy. As a result, the deposited amount of mutual funds reached about 254 billion yen by the end of September 2003(about 190 billion yen held by the Retail Banking Group and about 64 billion yen held by CBG and FIG, 1.47 times as compared to the figure at the same period of 2002).

■Financial products area

1) Positive Expansion of Investment Banking Business

Thanks to the business activities conducted so far, investment banking business that the Bank has been expanding to diversify the income base appealed to the customers and contributed to income in various forms in Fiscal 2003.

Specifically, the Bank met the needs of corporate customers desiring lighter balance sheets and re-alignment of business and succeeded in realizing profit by offering services making the most of the characteristics of the Bank in the fields of non-recourse loans and securitization centered on real estate transactions.

In the field of non-recourse loans related to real estate, notwithstanding the repayments made by sale of properties, there was net increase of balance by 20 billion yen in the first half of 2003 in the midst of keen competition with other banks. The multi-asset program enabled handling of small transactions which were traditionally difficult to accommodate from the viewpoint of cost. It became very popular, resulting in the conclusion of 9 transactions amounting to 4.7 billion yen.

In the securitization business, the Bank has made efforts to diversify the types of assets to be handled and is now capable of handling a wide variety of claims including loans to corporations, lease fee receivables, installment sale receivables, consumer loans, housing loans, apartment loans, real estate for commercial use, non-performing loans and so on. Meeting the continued needs of financial institutions and non-bank finance companies for reduction of asset size, the Bank finalized the securitization of approximately 90 billion yen in October 2003 by the method of securitization of debts owed to several parties.

Further, the overseas business is being developed such as the start of credit trading business with respect to the claims held by financial institutions in Taiwan.

In the Corporate Business Solution Sub-Group started in March 2003, the Bank not only offers advisory services but has also started several corporate revitalization transactions. The approach is to prepare and execute the revitalization scenario making the most of the fact that the Bank can support the corporation in question throughout the scenario while performing equity participation, arrangement of finance, arrangement of sale of assets and so on.

Moreover, by establishing the Non Bank Financial Services Division in November 2003 and amalgamating the know-how of portfolio management, fundraising and operation uniquely held by the Bank, it has offered them to existing non-bank customers. Addressing the needs of corporations for reorganization, the Bank has expanded the investment banking business by accepting the assignment of or acquiring businesses. By amalgamating the functions of several non-bank finance companies that the Bank has acquired, making them subsidiaries and by their efficient operation through common use of computer systems, cost reduction can be expected.

2) Strengthening of Organizational Power

Though both marketing for customers and development of financial products were performed in the Institutional Banking Group, this Group was reorganized in November 2003 with the aims of further strengthening the base of such investment banking business, establishing a system to pursue the amalgamation of both functions, offering highly advanced solutions to customers in a timely manner and enhancing profitability.

More specifically, the reorganization was made so that by unifying the relationship group dealing with the customers' needs and the division handling the main financial products for such customers, the business can be conducted with both functions united. In this combination, the development function of each financial product can demonstrate the maximum synergy effect. The intention is to enable providing of services to meet the customers' needs in a more professional and intensive manner. Examples are the integration of the Corporate Banking Sub-Group and the division in charge of advisory function for customers, the integration of Corporate Business Solutions Sub-Group and the divisions in charge of credit trading and private equity functions, and the integration of Financial Institutions Sub-Group and divisions in charge of market related financial products and securitization function, etc.

《Policy for the Future》

The Bank will make efforts to secure confidence of customers and the market by promoting transparent and sound management and growing up profit-generating power. The Bank further aims to list its shares on the stock exchange and convert to an city bank as early as possible together with improving the rating.

The Bank intends to positively develop business in the future including the expansion of business in group companies in order to provide customers with profitable and revolutionary financial products and services by responding to the needs of customers and the market, as well as provide traditional financial services such as debentures and loans. In concrete, we intend to further expand business areas of value-added, as follows.

- AMS Business to cope with the customers' increasing investment requirements by utilizing advanced know-how of overseas (Investment Trust Advisory Business, Investment Trust Business, Corporate Pension Fund Related Business,etc. Shinsei Investment Management, etc)
- Securitization Business to meet the direct finance needs of the customers (Shinsei Securities, Shinsei Trust)
- Structured Finance Business to match a variety of new funding source requirements (Non-recourse Loan, Acquisition finance such as LBO, MBO etc., Securitization finance, Project finance)
- Non Bank Business by Shinsei Group to access and offer products and services to customers that are different form the Bank's (Finance, Equity Investment Lease and other Financial Business)
- Corporate Advisory Business, Private Equity Fund Business and DIP Finance Business to revitalize the industry and corporate restructuring (Business reorganizing, M&A, Spin-off, Restructuring etc.)
- Credit Trading Business introducing advanced know-how
- Financial Strategy Advisory Business to enhance risk and financial management utilizing the advanced financial techniques
- Private Banking Business to fulfill total asset management and investment advisory needs of retail customers
- Expansion of remote channels to improve customer's convenience utilizing telephone, internet, ATMs and other measures
- Lending Business with response to needs of Housing Loan and others for retail customers

We had already withdrawn from overseas operations during the period of Temporary Nationalization. Nevertheless, the Bank has recently witnessed an increased willingness of domestic

financial institution customers, etc to invest in overseas securities and loan credits. In this respect, the Bank is promoting to arrange the access points towards overseas by utilizing know-how and others held by investors of Partners and the Bank's well-experienced management team in order to positively develop and sell advanced financial products to meet the needs of fund management of customers. As a part of this, we opened the non-bank subsidiary in the US. The Bank will also develop access points and business promotion in Europe and other areas.

《Advancement of Risk Management》

The Bank endeavors to prepare and improve system by positioning risk control as one of the most important issues of the management. The Bank established in November 2000 "Risk Management Policy", which contained fundamental understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively manage the entire risk involved in the Bank, not to speak of credit and market risks. Based on the Policy, the Bank accomplished restructuring risk management related policy, and procedure system, which regulates the specific ways of operation in obedience to the policy.

Regarding the risk-capital method for comprehensive risk management, the Bank measures the volume of ①Credit Risk, ②Market Risk, ③Investment / Equity related Risk, ④Interest Rate Risk, ⑤ Liquidity Risk, ⑥Operational Risk. The Bank manages totally the strength of management power and risk taking by monitoring risk volume of the Bank and situation of the attribution of capital of each Group.

■Credit risk

(Credit risk management)

With respect to policies and procedures related to credit risk management, the Bank clarifies its standards for specific business operations and credit assessment in various procedures. We are also currently reorganizing these policies and procedures as part of the bank-wide efforts to organize internal rules, so we revised in September 2001 "Credit Policy" in obedience to "Risk Management Policy" as above, and established "Credit Procedure" in January 2002.

The Bank adopts a decision-making process based on consultation and joint approval for making a decision on individual credit transactions in order to secure objectivity and transparency in the approval process. Approval from a decision-making body based on consultation and joint approval centered at Corporate Executive Officers is required for important transactions to correspond to certain standards.

(Internal rating and loan grading management)

Having carried out reviews from the viewpoints of the change in the portfolio situation of our bank and the consistency with external credit rating agencies, the Bank introduced a new internal rating system for its debtors in February 2001 with the following framework.

[Characteristics of the new internal rating system]

- Improved precision of financial modeling and properly reflected qualitative factors to ensure creditworthiness rating.
- Assured consistency with third-party credit rating agencies.
- Compliance with consolidated accounting practices.
- Assured Consistency of credit rating among different sectors.

In practice, the credit rating model, based on credit rating data from third-party agencies, calculates credit rating estimates. Where necessary, aggregate adjustments are added and the ratings are derived.

Moreover, consistency is ensured between the credit rating and the debtor classification by self-assessments. It is also linked to the credit watch mechanism where an early warning will be triggered by material impact on the credit standing of debtors.

In addition to credit ratings of debtors, a facility rating system was introduced in May 2001 from the viewpoint of understanding the credit situation of each facility. The facility rating is based on expected losses that factor in the situation of the preservation of claims.

At the same time, the credit approval authority system also adopted the concept of facility rating in addition to the total amount of exposures to the debtor group thereby establishing a structure for carrying out more appropriate credit assessment.

■Market risk

As the senior decision-making body for the management of all market risks related to ALMs, banking and trading as well as for the management of liquidity risk, the ALM Committee was established to directly report to President. The ALM Committee determines the overall limit for market risks by establishing the interest rate risk limit for ALMs as a whole and the risk limit related to trading (VAR), among other things, and obtains approval from the Board of Directors.

The Market Risk Management Committee was established at the same time as a subordinate to the ALM Committee. It is chaired by the Head of the Risk Management Group and consists of general managers responsible for market-related operations. The Committee weekly and in a timely manner reports to the management mainly on reports from the Market Risk Management Division as well as the situation of the acquisition of market risk, situation of profit and loss and liquidity of funds.

As sub-rules for "Risk Management Policy" that function as the basic regulations for risk management for the Bank as a whole, the "Asset-Liability Management Policy (ALM Policy)" was established stipulating universal and basic guidelines and norms for appropriately carrying out asset-liability management in banking accounts, while the "Risk Management Policy and Procedures for Trading Accounts" were established for trading accounts clarifying frameworks and procedures thereof.

In addition, two types of provisions listed below are set aside in order to reflect the acquired market-related risks in financial accounting.

1) With respect to credit risk related to derivative transactions, provisions for expected losses are posted according to debtor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential exposures that may arise in the future.
2) With respect to derivative-related transactions in trading accounts, costs for disposing of and reconstructing market-related positions centered on bid and offer costs are posted as the provision related to market liquidity risk.

■Liquidity risk

In the recognition that the appropriate management of liquidity risk is a prerequisite of stable business operations, the Bank established its "Liquidity Risk Management Policy" that clarifies basic guidelines and norms for liquidity risk management, and stipulates the framework for daily monitoring of liquidity risk, furthermore, reviews appropriate level of liquid assets in response to the situation of assets and liabilities monthly.

Moreover, the "Liquidity Crisis Contingency Plan" was adopted for clarifying specific policies and measures to deal with liquidity crisis. The Plan provides for specific procedures related to the exercise and termination of the Plan, specific policies to deal with liquidity crisis and the establishment of the crisis management headquarters at the time of crisis, upon the occurrence of, or expected occurrence of, problems concerning liquidity caused by either external or internal factors.

In addition, as parts of diversification of fundraising measures the Bank has been promoting in the mid-and long term, it has been fundraising with shifting from debentures to deposits and it expanded to issue CLO, etc. The Bank is further making efforts to decentralize liquidity risk.

■Operational risk

The Operational Risk Section was established within the Portfolio and Risk Management Division in an effort to transfer risks by purchase of comprehensive guaranty insurance for banks and to organize appropriate structures. We also measure maximum loss and risk-capital amount regarding operational risk at some credit level through loss-distribution method.

■EDP risk

After thorough research, the Bank concluded that it would be difficult for its traditional system environment to support new businesses due to such factors as abilities and cost.

Therefore, the Bank immediately reconstructed the old infrastructure and expanded and improved new functions since April 2000 to support the expansion of its businesses (e.g. improvement in information communications network such as the renewal of LAN / WAN, renewal of intra-net, introduction of PCs with advanced functions and introduction of a unified e-mail server for both internal and external use and change of hardware). The measures taken included the purchase of software packages made overseas, recruitment of experts from outside the Bank, re-training of existing human resources and objective evaluation of systems and strategies by outside parties.

As for EDP strategy, the Bank takes measures to step-by step shift steadily at every function, despite of large-sized shift, in order to reconstruct the system speedily. The Bank is avoiding influence on customers by executing new system after fully excluding risk caused by co-existence of new system and old system.

Furthermore, the Bank established a special steam in order to improve soundness, strengthen capacity and make sure to continue operations, which leads to raising the operational level of risk management system. We also established a new backup center in Osaka to make sure to continue operations.

■Legal and compliance risk

The Bank implemented compliance program steadily for the 1st half of FY2003. Legal and Compliance Division reported the result at the compliance committee in October and MC in November.

The Bank implemented as follows.

1) Appropriate management of group compliance system
   The Bank is endeavoring to have knowledge and consciousness get across employees through the training courses and meetings for our subsidiaries. Moreover, the Bank continues to check the situation of compliance in every subsidiary through related divisions.
2) Strength of secondary check concerning compliance situation
   The Bank established the system that Legal and Compliance Division can co-work with Internal Audit Division as needed when Internal Audit Division implements internal inspection in order to strengthen secondary check of compliance situation by these two divisions in response to first check of compliance managers in divisions. There were several co-works in the 1st half of FY2003.

■Strengthen internal management within Shinsei Group

The Internal Audit Division implements internal inspection regularly to every division and major subsidiaries. The Bank and subsidiary conduct business operations with prudent internal control by responding appropriately to problems the Internal Audit Division points out.

Furthermore, together with expansion of our group, the Bank has implemented the arrangement of internal regulation and the promotion of united management of financial accounting.

(2) Progress in Rationalization of the Bank

The Bank has been continuing to promote the improvement in efficiency and rationalization of operations as an important management task. Total expenses (personnel expense + non-personnel expense) of FY2003 forecast to be under the level of the target figure.

《Efficiency related to branches》

The Bank has been endeavoring to reduce cost and operational burden of managing branches by entrusting management of head office and major branches to outside companies which specialize in management of office building.

Furthermore, Sendai and Nagoya branches were moved to more convenient places for customers and the Bank reduced space of branches by reviewing the layout efficiently. As a result, the Bank succeeded in reducing expense related to branches.

Expense related to the branches for the 1st half of FY 2003 posted the level of 92% as compared to the same period of FY 2002.

《Control of personnel expense》

During 1st half of FY 2003, the Bank endeavored to reallocate employees effectively by further implementing efficiency of operating flow and reorganizing in response to promoting business of each group. Furthermore, the Bank has promoted outsourcing some of the businesses by utilizing temporary staffs from temporary manpower companies. Therefore, personnel expense of FY2003 forecasts to be greatly below the target figure.

《Control of Non-personnel expense》

The increase of business stationery expense and communication expense together with increasing number of retail accounts and expense related business trip by expanding investment banking business is inevitable. Hence the Bank has been implementing drastic manage of expense monthly to minimize these expenses.

Furthermore, the Bank introduced new way of making reservations for business trip and ordinary business stationery from the most appropriate companies, instead of the way each division ordered from each company, to gain a great discount merit as a whole.

Non-personnel expense tends to increase due to promotion of outsourcing. However, total expenses (personnel expense + non-personnel expense) of FY2003 forecast to be below the target by further rationalization and increase in efficiency of business flow.

(3) Progress in Write-Off of Non-performing Loans

Non-performing loans as of the end of September 2003, as disclosed under the Financial Reconstruction Law, decreased by 79.0 billion yen as compared to the end of March 2003, and amounted to 154.2 billion yen. The amount of Credit classified as "Loans in Bankrupt and Risky Loan and others" and "Loans Requiring Special Supervision" both decreased due to promoting loan assignment and customers' endeavor of reducing their liabilities.

The Bank consequently carried out breakdown of 8.3 billion yen for loan loss reserves in total. Taking amount of 0.6 billion yen for bad loans written off and loans disposal loss, and the appropriation of 1.1 billion yen for loss related to sale of bonds account, the total amount of disposal non-performing loans resulted in breakdown of 6.6 billion yen.

Moreover, final disposal of non-performing loans amounted to 73.6 billion yen in total, including partial direct write-off.

The Bank implemented abandonment of loans of 5.6 billion yen (1 company) in the 1st half of FY 2003.

The Bank shall take all factors into account and examine the following points when it supports customers by abandonment of loans.

■The customer's restructuring is reinforced by the abandonment of loans, and the abandonment is economically reasonable for the Bank, such as for the purpose of securing the soundness of remaining claims.
■Support for customers through the abandonment of loans make possible to avoid the social losses resulting from corporate bankruptcy.
■The managerial responsibilities of said customers are clarified in the restructuring plan.

(¥1Billion)

	March 2003 Actual ①	Sept. 2004 Actual ②	②-①
Loans Requiring Special Supervision	98.4	45.2	▲ 53.3
Risky Loans	99.0	94.5	▲ 4.6
Loans in Bankrupt and others	35.7	14.6	▲ 21.1
Total (Nonperforming Claims Disclosed under the Financial Reconstruction Law)	233.2	154.2	▲ 79.0

(4) Progress in Domestic Lending

《Trends in demand for funds》

The Japanese domestic economy, with bright sign in part recently, has still shown severe and unclear foresight as a whole.

Reflecting the recent environment, the corporate sector, which has already contained capital investment within the scope of surplus in cash flows generated from the progress in restructuring, continues to be cautious in capital investment. Thus the demand for new loans has remained weak.

《Domestic loans》

Loans extended by the Bank continue to remain on a downward trend because of the low demand for funds as described above and also because of a large portion of contractual repayments, etc. Furthermore, large companies were trying to reduce their liabilities in an effort to improve financial balance and balance sheets. Nevertheless, we are making efforts to promote lending business both to corporate and individual customers, overcoming the difficult environment. As a result, the decrease in total exposures to domestic companies as of the end of September 2003 was confined to 59 billion yen on adjusted balance basis (excluding impact loans) as compared to the decrease of 725.1 billion yen in the same period of FY 2002.

In the 2nd half of FY 2003, we shall promote further aggressive lending business, with strengthening loan purchase from outside, to endeavor smooth credit offering in spite of successive difficult environment.

《Loans to small- and medium-sized businesses》

With respect to the loans to small- and medium-sized companies, the downward pressure continued to be substantial. This was because generally the SMEs are more cautious in capital investment, reflecting difficult business environment. This was also attributable to the greater ratio of contractual repayments, etc. Repayments have been made by affiliated companies of large companies and financial institutions against the background of the trend among groups of large companies to reduce borrowings, and more loans being repaid from low-spirited borrowers which were promoting to restructure and improve balance sheet.

However, with strength of promotion system and active promotion of measures for strength of lending to SMEs, as explained below, the amount of SME loans as of the end of September 2003 rose by 29.0 billion yen (on adjusted balance basis, excluding impact loans) as compared to the end of March 2003, exceeding the planned figure of 0.1 billion net increase as the whole fiscal year. This amount did not include the amounts of loan against the meaning of SME loan in the Revitalization Law.

In the 2nd half of FY2003, the environment around SME loan business will be still very severe. However, we shall further endeavor to pile up SME loan assets to achieve the plan.

《Promotion system to achieve the Plan》

■Organization

To plan and promote concrete and effective measures under the leadership of top management, the Bank established the SME Loan Committee in August 2001.

Chaired by the President, the Committee consists of full-time Directors and related Corporate Executive Officers. The Committee takes the final responsibility for achievement of the target for our loans to small- and medium-sized companies, makes decisions on specific measures for its achievement, and gives directions necessary for related groups and divisions/branches.

Moreover, under the Committee, a secretariat was set up to fulfill its business adjustment function in an effort to actively promote appropriate and effective loans to small- and medium-sized companies, and we also decided to form task force whenever necessary.

■ Appropriate and timely disclosure of information on the progress

Our exposure to small-and medium-sized businesses is regularly reported to the Management Committee. Furthermore, we have already placed into operation a system whereby SME Loan Committee is held at least once a month, where a more detailed monthly performance and schedule of the transactions are reported on a monthly basis, specific improvements are examined, and discussions are held on the measures to accommodate individual company.

We have also made efforts to have the information fully get across all employees concerned, such as promotion policy and its progress by means of documents mainly in the name of SME Loan Committee and also via the Intranet in our Bank.

■ Monthly plan for each business division and evaluation system for contribution

We also made a monthly plan for each business division as to loans to small- and medium-sized companies for the term ending March 2003, to monitor the progress at SME Loan Committee on a monthly basis, and to encourage the achievement or give instructions to divisions performing poorly. Moreover, we placed the promotion activities for loans to small- and medium-sized companies as one of the important evaluation items with respect to the performance evaluation system in each Group, which should be suitably reflected on personnel and performance evaluation of employees.

《Promotion measures to achieve the Plan》

■ Active business promotion based on substantial risk management

We make a list of a wide range of customers as prospective borrowers of loans to small- and medium-sized companies to actively promote transactions and review it at the Risk Management Section. In FY 2003, we further aggressively promoted business to SMEs on the list to take in transactions. Moreover, we endeavored to transact business with the companies that we have never done before.

■ Utilization of non-recourse loans

Creditability of non-recourse loans depends on cash flow produced by the secured assets not the assets holders as a whole. Such loans are useful for SMEs whose creditability is low in general.

We are actively encouraging such new type loans with professional staff newly hired from outside of the bank, and establishment of specific division in charge, since we believe such loans should be included in our core business from now on. Institutional Banking Group was established in order to more organically conduct our business among CBBG, FIBG and FEG. This establishment enables us to originate more non-recourse loans with perfect capture of customers' needs.

■ Substantial support for the granting credits to small- and medium-sized businesses

In light of the significance in terms of business line in our future business plan as well as its necessity given our branch network, the Bank has decided to strengthen the support for granting credits to small- and medium-sized businesses related to securitization and loan trading businesses.

Specifically, we are promoting a different kind of support to actual credit extension for SMEs through several non-recourse loans to other banks, insurance companies and non-banks that hold a lot of assets to SMEs in FY 2003.

■ Examining an alliance, etc. in promoting loans to small- and medium-sized businesses

To enhance loans to smaller-sized companies and proprietors, to which the Bank has traditionally been only passive in promotion because of the Bank's characteristic, the Bank is now promoting to grant new loans to this sector by forming an alliance with partners with strength in the business of granting loans to individuals and small-sized companies.

We became a sponsor for reconstruction of a non-bank in FY2001 in order to enhance its core business, which went into legal bankruptcy due to a large amount of non-performing loans but has expertise in SME loan business, and then are supporting active promotion of its business.

Furthermore, Shinsei Business Finance Co., Ltd., the new joint venture company between the Bank and Nissin Co., Ltd., whose main business is lending to SMEs and individuals, began its operations in November 2002. The company is promoting to lend unsecured business loans to SMEs by business credit management through statistical methodology and its business has started smoothly. The company aims further expansion of business.

(5) Situation of the Current and the Future Dividend Policy

We set a management policy, which gives attention to the internal retention of profits for the time being, in an effort to stabilize management and to expand its ability to reinvest for expansion of our business base. Through maintaining a strong financial base value and expanding profits, we shall endeavor to increase the Bank's credibility and share value, which eventually leads to the situation where the public fund injected to the Banks in equity, is repaid smoothly.

We paid interim common stock dividends of 1.11 yen per stock for the 1st half of FY 2003.

With respect to future dividends, the Bank shall manage the level of payment amount, subject to the balance with financial soundness and accumulating profits as well as consideration of managerial performance such as profit trends and future expectation of the Bank. Furthermore, when the Bank lists its shares, it shall decide the level of dividends with consideration of its soundness, payment to shareholders and market trend, etc.

(Figure 1-1) Profitability Trend and Plan

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
(Balance Sheet) <Asset & Liabilities:Average Balance, Capital Account:Ending Balance>					(¥1 bn)
Total Assets	8,893.9	7,796.7	6,369.5		6,800.0
Loans	5,562.0	4,128.8	3,381.5		4,150.0
Securites	2,000.0	2,010.4	1,601.5		1,850.0
Trading Assets	273.5	317.7	368.2		300.0
Deferred Tax Assets (Ending Balance)	17.6	18.3	23.0		18.3
Total Liabilities	8,338.1	7,200.3	5,728.3		6,100.0
Deposits / NCD	2,774.6	2,834.7	2,628.2		2,950.0
Debentures	3,468.3	2,262.1	1,623.8		1,540.0
Trading Liabilities	37.7	70.3	10.6		70.0
Deferred Tax Liabilities (Ending Balance)	-	-	-		-
Deferred Tax Liabilities due to Reevaluation (Ending Balance)	-	-	-		-
Capital Account	617.3	680.4	698.7		735.0
Paid-in Capital	451.3	451.3	451.3		451.3
Capital Reserves	18.6	18.6	18.6		18.6
Other Capital Surplus	-	-	-		-
Legal Revenue Reserves	2.1	2.8	4.1		4.8
Retained Earnings (Note)	139.6	194.6	218.1		247.2
Difference due to Reevaluation	-	-	-		-
Reevaluation Difference of other securities	5.8	13.2	6.6		13.2
Treasury Stock	▲ 0.0	▲ 0.0	▲ 0.0		▲ 0.0
(Income)					
Gross Business Income	123.8	108.9	56.9		124.7
Fund Operating Income	163.1	120.2	43.7		94.9
Funding Cost	69.2	44.2	15.8		34.5
Fee Income	*1 27.5	*1 47.7	*1 21.2		*1 55.3
Trading Income	0.3	2.8	▲ 0.7		7.5
Other Business Profits	2.2	▲ 17.5	8.5		1.5
Net Bond Gains	▲ 3.1	▲ 15.1	1.3		0.0
Net Business Profit (before deduction of General Loan Loss Reserve)	*1 57.9	*1 45.3	*1 24.8		*1 60.0
Net Business Profit	*1 84.1	*1 45.3	*1 24.8		*1 60.0
General Loan Loss Reserves	▲ 26.2	-	-		-
Expenses	65.9	63.7	32.2		64.7
Personnel Expenses	28.4	29.1	14.0		31.5
Non-personnel Expenses	37.5	34.6	18.2		33.2
Bad Loan Disposition Loss	*2 2.8	*2*3 ▲ 10.1	*2*3 ▲ 6.6		▲ 9.5
Net Stock Gains	▲ 5.5	▲ 0.8	2.2		0.0
Stock Amortization	10.0	4.1	0.6		0.0
Net Operating Income	38.5	38.1	22.4		65.0
Extraordinary Profit	10.6	*3 16.6	*3 11.7		0.0
Extraordinary Loss	9.4	2.9	1.3		0.0
Corporate, Resident and Enterprise Tax	0.1	0.1	▲ 0.2		0.0
Corporation Tax, etc. Adjustments	▲ 21.2	▲ 7.4	1.1		0.0
Profit after Tax	60.7	59.1	31.8		65.0

(Note) Profit reserves excluding legal revenue reserves
*1 Including Credit Trading related earnings *2 Including General Loan Loss Reserve
*3 ¥13.2 bn for Mar.03 and ¥8.3 bn for Sept.03 are included in Extraordinary Profit due to excess break down of General Loan Loss Reserves.

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan

(Dividends) (¥1 bn, ¥, %)

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
Distributable Profit	116.4	162.1	181.8		206.0
Total Dividends (incl. Interim)	6.9	6.9	3.4		6.9
Dividend on Common Stock	3.0	3.0	1.5		3.0
Dividend on Preferred Stock(#2<PublicFund>)	1.0	1.0	0.5		1.0
Dividend on Preferred Stock(#3<PublicFund>)	2.9	2.9	1.5		2.9
Dividend per Stock(Common Share)	1.11	1.11	*4 1.11		*4 2.22
Dividend Rate(Preferred #2<PublicFund>) (%)	1.00	1.00	1.00		1.00
Dividend Rate(Preferred #3<PublicFund>) (%)	1.21	1.21	1.21		1.21
Payout Ratio (%)	11.36	11.66	10.81		10.62

*4 Adjusted accroding to stock reverse split of two for one in July 2003.

(Management Indexes) (%)

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
Yield on Interest Earning (A)	1.99	1.77	1.65		1.58
Yield on Loans (B)	2.11	2.19	1.98		1.75
Yield on Securites	1.47	1.07	0.84		1.04
Funding Cost(C)	1.89	1.73	1.92		1.83
Yield on Deposit (incl.NCD)(D)	0.74	0.59	0.5		0.5
Operating Expenses (E)	1.02	1.21	1.46		1.4
Ratio of Personnel Expenses	0.44	0.55	0.63		0.68
Ratio of Non-Personnel Expenses	0.54	0.61	0.77		0.67
Gross Spread (A)-(C)	0.10	0.04	▲ 0.26		▲ 0.25
Spread Between Loans and Deposits (B)-(D)-(E)	0.34	0.40	0.04		▲ 0.16
Ratio of Non-Interest Income	24.2	30.26	50.89		51.56
OHR (Expense / Gross Business Income)	53.23	58.44	56.5		51.88
ROE (Net Business Profit / Equity) *5	9.7	6.97	7.18		8.48
ROA (Net Business Profit / Assets)	0.65	0.58	0.79		0.89

(Note) Mar.02,03 → Actual Business Profit/Assets<balance>, Sept.03,Mar.04 → Actual Business Profit/(Assets-Guaranty (balance))

*5 Equity Balance=(year beginning + year-end balance)/2

(Figure 1-2) Profitability Trend (Consolidated Base)

	Mar-03 Actual	Sep-03 Actual	Note	Mar-04 Forecast
<Balance>				(¥1 bn)
Total Assets	6,707.0	6,508.8		7,060.0
Loans	3,502.3	3,277.4		4,330.0
Securites	1,771.0	1,520.3		1,800.0
Trading Assets	361.2	598.0		300.0
Deferred Tax Assets (Ending Balance)	18.4	23.2		18.4
Total Liabilities	6,027.0	5,807.5		6,325.5
Deposits / NCD	2,576.9	2,654.5		3,470.0
Bonds	1,913.6	1,436.0		1,500.0
Trading Liabilities	117.5	117.1		70.0
Deferred Tax Liabilities (Ending Balance)	-	-		-
Deferred Tax Liabilities due to Reevaluation (End Balance)	-	-		-
Minority Equity	0.2	0.1		0.2
Capital Account	679.8	701.2		734.5
Paid-in Capital	451.3	451.3		451.3
Capital Reserves	18.6	18.6		18.6
Legal Revenue Reserves	194.7	221.8		249.3
Difference due to Reevaluation	-	-		-
Difference due to Reevaluation of Securities	13.2	6.6		13.2
Exchange Fluctuation Account	2.1	2.9		2.1
Treasury Stock	▲ 0.0	▲ 0.0		▲ 0.0
(Income Statement)				(¥1 bn)
Ordinary Revenue	201.2	87.4		182.0
Fund Operating Income	111.3	45.0		94.4
Fee Income	20.8	10.8		31.5
Trading Income	8.5	0.4		8.5
Other Business Profits	29.0	13.8		20.6
Other Business Income	31.6	17.4		27.0
Ordinary Expense	167.2	62.9		122.0
Funding Cost	45.2	16.7		34.0
Fee	4.2	3.2		4.0
Trading Fee	0.0	0.7		0.0
Other Business Fee	34.5	2.4		9.0
Operating Cost	69.7	34.2		70.0
Other Ordinary Expense	13.6	5.8		5.0
Loan Write Off	0.4	0.7		
Loan Loss Reserve	*1 ▲ 11.8	*1 ▲ 9.0		▲ 9.5
General Loan Loss Reserve	▲ 69.5	▲ 6.9		
Specific Loan loss Reserve	57.8	▲ 2.1		
Ordinary Income	34.0	24.5		60.0
Corporate, Resident and Enterprise Tax	*1 15.3	*1 12.7		
Corporation Tax, etc. Adjustments	3.0	1.5		5.0
Profit before Taxation	46.3	35.7		65.0
Corporate, Resident and Enterprise Tax	0.8	0.6		0.0
Corporation Tax, etc. Adjustments	▲ 7.5	1.2		0.0
Return on Minority	0.0	▲ 0.0		0.0
Profit after Tax	53.0	34.0		65.0

*1 ¥11.8 bn for Mar. 03 and ¥9 bn for Sept. 03 are included in Extraordinary Profit due to excess break down of General Loan Loss Reserves.

(Figure 2) BIS Capital Adequacy Ratio ... Domestic Standard

(Non-Consolidated) (¥1 bn)

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
Paid-in Capital	451.3	451.3	451.3		451.3
Cumulative Perpetual Preferred Stock	270.4	270.4	270.4		270.4
Capital Reserve	18.6	18.6	18.6		18.6
Other Capital Surplus	-	-	-		-
Revenue Reserve	2.8	4.1	4.8		5.5
Free Reserve Fund	-	-	-		-
Profit Carried forward to the Following Term	135.5	186.3	214.0		243.0
Other	-	-	-		-
Preferred Fund Certificate	-	-	-		-
Revaluation Gain on Securities	-	-	-		-
Treasury Stock	-	-	-		-
Good Will	-	-	-		-
Tier I Total	608.1	660.3	688.7		718.4
(Tax Effects)	(21.2)	(28.6)	(27.5)		(28.6)
Security Income					
Revaluation Gain of Real Estate	-	-	-		-
General Loan Loss Reserve	37.8	29.3	28.6		34.8
Perpetual Sub Loans	292.8	235.9	197.2		85.4
Other	-	-	-		-
Upper Tier II Total	330.6	265.2	225.7		120.2
Term Sub Loans	39.4	8.5	8.3		2.2
Other	-	-	-		-
Lower Tier II Total	39.4	8.5	8.3		2.2
Tier II Total	370.0	273.8	234.1		122.4
(included in Equity)	(370.0)	(273.8)	(234.1)		(122.4)
Tier III	-	-	-		-
Deduction	-	-	-		-
Capital Total	978.1	934.0	922.8		840.8

(¥1 bn)

Risk Assets	6,044.8	4,692.9	4,574.9		5,570.0
On-Balance	5,347.5	4,127.9	3,999.6		4,940.0
Off-Balance	697.4	565.1	575.3		630.0
Other					

(%)

Capital Adequacy Ratio	16.18	19.90	20.17		15.10
Tier I Ratio	10.05	14.06	15.05		12.90

(Consolidated) Domestic Standard (¥1 bn)

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
Paid-in Capital	451.3	451.3	451.3		451.3
Cumulative Perpetual Preferred Stock	270.4	270.4	270.4		270.4
Capital Reserve	18.6	18.6	18.6		18.6
Revenue Reserve	141.6	187.8	218.4		245.9
Minority Equity of Consolidated Subsidiaries	0.0	0.2	0.1		0.2
Preferred Fund Certificate	-	-	-		-
Revaluation Gain on Securities	-	-	-		-
Treasury Stock	0.0	0.0	0.0		0.0
Adjustment from Foreign Currency Translation	2.8	2.1	2.9		2.1
Good Will	-	-	-		-
Consolidated Adjustment A/C	-	-	-		-
Other	-	-	-		-
Tier I Total	614.3	659.9	691.3		718.0
(Tax Effects)	(21.2)	(28.8)	(27.8)		(28.8)
Security Income					
Revaluation Gain of Real Estate	-	-	-		-
General Loan Loss Reserve	36.0	28.9	28.0		34.4
Perpetual Sub Loans	292.8	235.9	197.2		85.4
Other	-	-	-		-
Upper Tier II Total	328.8	264.8	225.1		119.8
Term Sub Loans	39.4	8.5	8.3		2.2
Other	-	-	-		-
Lower Tier II Total	39.4	8.5	8.3		2.2
Tier II Total	368.2	273.3	233.5		122.0
(included in Equity)	(368.2)	(273.3)	(233.5)		(122.0)
Tier III	-	-	-		-
Deduction	▲ 0.6	▲ 3.6	▲ 3.5		▲ 3.6
Capital Total	981.9	929.6	921.2		836.3

(¥1 bn)

Risk Assets	5,759.3	4,622.8	4,475.3		5,500.0
On-Balance	5,270.2	4,084.2	3,883.3		4,900.0
Off-Balance	489.1	538.6	592.0		600.0
Other					

(%)

Capital Adequacy Ratio	17.04	20.10	20.58		15.21
Tier I Ratio	10.66	14.27	15.44		13.05

(Figure 5) Net Profit Trend by Business Division

(Non-Consolidated)

(¥1 bn)

	Mar-03 Actual	Sep-03 Actual	Mar-04 Forecast
Interest Income	31.5	10.3	24.5
Fee Income	5.5	4.6	7.5
Gross Profits	37.0	14.9	32.0
Corporate Business Group			
Interest Income	16.2	7.9	16.5
Fee Income	2.4	3.8	10.8
Gross Profits	18.6	11.7	27.3
Individual Banking Group			
Interst Income	47.7	18.1	40.9
Fee Income	7.9	8.4	18.3
Gross Profits	55.6	26.6	59.2
Expenses	39.7	15.6	31.9
Profits after Expense Deduction	15.9	11	27.3
Domestic Banking Group			
Interst Income	28.3	9.8	19.5
Fee Income	25.1	20.7	46.0
Gross Profits	53.4	30.4	65.5
Expenses	24.0	16.6	32.8
Profits after Expense Deduction	29.4	13.8	32.7
Financial Engineering Group			
Other Group (Profits after Expense Deduction)			
Grand Total (Profits after Expense Deduction)	45.3	24.8	60.0

(Note) Before considering General Loan Loss Reserve

(Consolidated)

(¥1 bn)

	Mar-03 Actual	Sep-03 Actual	Mar-04 Forecast
Interest Income	30.7	9.8	24.5
Fee Income	5.5	4.6	7.5
Gross Profits	36.2	14.4	32.0
Corporate Business Group			
Interest Income	16.2	7.9	16.5
Fee Income	2.4	3.8	10.8
Gross Profits	18.6	11.7	27.3
Individual Banking Group			
Interst Income	46.9	17.7	40.9
Fee Income	7.9	8.4	18.3
Gross Profits	54.8	26.1	59.2
Expenses	40.1	15.6	32.0
Profits after Expense Deduction	14.7	10.5	27.2
Domestic Banking Group			
Interst Income	19.1	10.6	19.5
Fee Income	35.9	25.3	49.0
Gross Profits	55.0	35.9	68.5
Expenses	28.0	18.6	35.7
Profits after Expense Deduction	27.0	17.3	32.8
Financial Engineering Group			
Other Group (Profits after Expense Deduction)			
Grand Total (Profits after Expense Deduction)	41.7	27.8	60.0

(Note) Before considering General Loan Loss Reserve

(Figure 6) Rationalization Transition and Plan

	Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
(Directors)					
# of Directors	17	18	18		19
Directors(( ) Part-time)	14(11)	15(11)	15(11)		16(11)
Auditors(( ) Part-time)	3(2)	3(2)	3(2)		3(2)
Employees(Note)	2,125	2,055	2,117		2,200

(Note) Total administrative and general affairs employees. Includes full-time secondees to other companies. Excluding non-regular employees, part-time employees and temporary staff.

(# of Domestic and Overseas Branches)

		Mar-02 Actual	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Plan
Domestic Branches (Note 1)	(#)	26	28	29		29
Overseas Branches (Note 2)	(#)	1	1	1		1
(Reference) Overseas Subsidiaries	(#)	1	2	2		2

(Note 1) Excluding sub-branch offices, agencies.

(Note 2) Excluding sub-branch offices and representative offices.

		Mar-02 Actual	Mar-03 Actual	Mar-03 Plan	Comment	Mar-04 Plan
(Personnel Expenses)						
Personnel Expenses	(¥1 ml)	28,382	29,083	13,975		31,500
Wage, Remuneration	(¥1 ml)	15,989	16,296	7,673		18,000
Average Monthly Wage	¥1000	476	471	482		485

(Note) Average Age 37 Years and a month (as of end of Sept. 2003)

		Mar-02 Actual	Mar-03 Actual	Mar-03 Plan	Comment	Mar-04 Plan
(Directors Remuneration and Bonuses)						
Remunerations and Bonuses(Note)	(¥1 ml)	449	297	155		499
Remunerations	(¥1 ml)	449	297	155		499
Bonuses	(¥1 ml)	0	0	0		0
Average Director's(full-time) Remuneration and Bonuse	(¥1 ml)	67	36	19		65
Average Directors retiring special bonuses	(¥1 ml)	10	0	0		-

(Note) Total of Personne Expense and profit distribution. Include employee part when doubling as director also.

		Mar-02 Actual	Mar-03 Actual	Mar-03 Plan	Comment	Mar-04 Plan
(Non-Personnel Expenses)						
Non-Personnel Expense	(¥1 ml)	37,486	34,588	18,180		33,200
Mechanization Related Expense(Note)	(¥1 ml)	8,705	7,595	4,782		8,500
Besides	(¥1 ml)	28,781	26,993	13,398		24,700
(Personnel Expense+Non-personnel Expense)						
Personnel Expense+Non-Personnel Expense	(¥1 ml)	65,868	63,671	32,155		64,700

(Figure 7) Subsidiaries and Affiliated Companies

(Note 1)

(¥1 bn or ¥1 ml) (¥1 ml or ¥1 th)

Name of Company	Established Date	Represen -tative	Main Business	Recent Financial Statement (Note 3)	Total Asset	Loans	from Shinsei (Note 2)	Capital	from Shinsei	Net Operating Profit (¥1 ml)	Net Income (¥1 ml)	Consol. or Equity Method
Shinsei Trust & Banking Co.	Nov-96	Hideyuki Nose	Financial Business	Sep-03	112.1	-	-	6.1	6.1	664	361	Cons.
Shinsei Information Technology Co., Ltd.	Aug-83	Osamu Shimamura	Software Development	Sep-03	0.3	-	-	0.1	0.1	79	22	Cons.
Shinsei Business Services Co., Ltd	Feb-85	Hideki Shinmoto	Office Work Agent	Sep-03	0.2	-	-	0.2	0.2	▲12	▲11	Cons.
Shinsei Real Estate Valuations Services Co., Ltd.	Oct-92	Tokumatsu Iida	Examine real estate valuation	Sep-03	0.1	-	-	0.1	0.1	1	2	Cons.
Shinsei Card Co., Ltd.	Mar-00	Gifford Nakajima	Credit Card	Sep-03	1.0	1.0	1.0	▲0	▲0	▲48	▲35	Cons.
Shinsei Securities	Aug-97	Hiroshi Sasaki	Financial Business	Sep-03	11.7	-	-	9.8	9.8	142	101	Cons.
Shinsei Investment Management	Dec-01	Jun Daikuhara	Investment Trust	Sep-03	0.4	-	-	0.4	0.4	▲71	▲48	Cons.
Chowa Building Co., Ltd.	Aug-97	Hideki Shinmoto	Real Estate Management	Sep-03	10.5	9.1	9.1	0.5	0.5	94	53	Cons.
Tokyo Mortgage	Oct-91	Yorimitsu Tagawa	Financial Business	Sep-03	1.6	1.5	1.5	0.1	-	13	9	Cons.
Life Housing Loan	Jan-92	Masami Hirakawa	Financial Business	Sep-03	54.9	52.2	49.4	1.8	-	232	225	Cons.
Shinsei Business Finance	Jun-79	Kunio Saito	Financial Business	Sep-03	2.0	1.7	1.7	0.3	0.2	▲160	▲161	Cons.
Dolphin Japan Investment	Sep-01	Ryuutarou Uchiyama	Management of Trust in Real Estate	Sep-03	57.9	57.0	57.0	0.0	-	0	0	Cons.
SME	Mar-03	Clark Douglas Graninger	Financial Business	Sep-03	0.0	-	-	0.0	-	0	0	Cons.
Shinsei FP	Mar-03	James Modie	Financial Business	Sep-03	94.0	80.0	80.0	0.0	-	85	46	Cons.
BM Finance	Jan-93	Clark Douglas Graninger	Financial Business	Sep-03	10.3	0.7	-	0.0	-	▲2,622	▲23	Cons.
BM Enterprises	Apr-98	Clark Douglas Graninger	Financial Business	Sep-03	3.5	-	-	0.0	-	261	5	Cons.
Shinsei Servicing Company	Oct-01	Takehiko Goto	Financial Business	Sep-03	0.9	-	-	0.7	-	310	147	Cons.
Daihyaku Life Insurance Co	May-86	Clark Douglas Graninger	Guarantee biz	Sep-03	0	-	-	0.0	-	▲1	▲1	Cons.
YMS Two	Mar-01	Clark Douglas Graninger	Financial Business	Sep-03	19.3	-	-	0.0	-	642	1	Cons.
YMS Four	Dec-01	Clark Douglas Graninger	Financial Business	Sep-03	0	-	-	0.0	-	2	1	Cons.
YMS Five	Dec-01	Clark Douglas Graninger	Financial Business	Sep-03	37.0	37.0	37.0	0.0	-	0	0	Cons.
YMS Six	Dec-01	Clark Douglas Graninger	Financial Business	Sep-03	0	-	-	0.0	-	▲0	▲0	Cons.
YMS Seven	May-02	Clark Douglas Graninger	Financial Business	Sep-03	0.1	-	-	0.0	-	▲5	▲0	Cons.
YMS Eight	May-02	Clark Douglas Graninger	Financial Business	Sep-03	2.1	2.1	2.1	0.0	-	0	0	Cons.
YMS Nine	Jul-02	Clark Douglas Graninger	Financial Business	Sep-03	35.8	-	-	0.0	-	631	1	Cons.
YMS Ten	Jul-02	Clark Douglas Graninger	Financial Business	Sep-03	9.3	-	-	0.0	-	164	0	Cons.
SIPF B.V.	Jun-03	Sohn Sang-Ho	Financial Business	Jul-03	1	0.9	-	0.1	-	▲2	▲2	Cons.
SIPF B.V.	Jul-03	Sohn Sang-Ho	Financial Business	Jul-03	8.8	8.7	-	0.1	-	▲6	▲6	Cons.
SIPF B.V.	Jul-03	Sohn Sang-Ho	Financial Business	Jul-03	0	-	-	0.0	-	▲0	▲0	Cons.
Shin Fong Asset Management Co., Ltd.	Jul-03	Edward Gilbert	Financial Business	Jul-03	9.8	8.8	-	1.0	-	▲0	▲0	Cons.

(Note 1)

(¥1 bn or ¥1 ml) (¥1 ml or ¥1 th)

Name of Company	Established Date	Represen-tative	Main Business	Recent Financial Statement (Note 3)	Total Asset	Loans	from Shinsei (Note 2)	Capital	from Shinsei	Net Operating Profit (¥1 ml)	Net Income (¥1 ml)	Consol. or Equity Method
Yong Sheng Asset Management Co., Ltd.	Jul-03	Edward Gilbert	Financial Business	Jul-03	0	-	-	0.0	-	▲0	▲0	Cons.
Galaxy Asset Management Co., Ltd.	Sep-03	Edward Gilbert	Financial Business	Sep-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT1	Dec-87	Clark Douglas Graninger	Financial Business	Sep-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT2	Mar-88	Clark Douglas Graninger	Financial Business	Sep-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT3	Aug-03	Motoki Tominari	Financial Business	Sep-03	0	-	-	0.0	-	▲0	▲0	Cons.
Exion	May-59	Katsumi Nagashima	Financial Business	Sep-03	19.4	18.5	18.5	0.8	-	353	357	Cons.
Apollo Finance	Feb-98	Kenji Kusunoki	Financial Business	Sep-03	6.5	6.1	6.1	0.3	-	105	42	Cons.
Hub Asset Funding Ltd.	May-97	MM	Financial Business	Jun-03	0.5	0.5	0.5	0.0	-	2	2	Cons.
Shinsei Bank Finance N.V.	Mar-76	Shinya Nagata	Financial Business Financial Business	Sep-03	(Mil) $264	(Mil) $254	(Mil) $254	(Mil) $6	(Mil) $6	(th) $324	(th) $289	Cons.
Shinsei Capital (USA), Ltd.	May-02	George Shrowitz	Financial Business	Jun-03	(Mil) $6	(Mil) $5	(Mil) $5	(Mil) $0	(Mil) $0	(th) ▲$1,559	(th) ▲$1,559	Cons.
Raphia Capital	Jul-02	Kazunori Fujii	Private Equity Fund	Sep-03	0.1	–	–	0.0	0.0	1	0	Equity
Magnolia Investment Management Company	Jul-03	Kazunori Fujii	Investment Management	Sep-03	0	–	–	0.0	0.0	▲0	▲0	Equity
Hilcot Holdings Ltd.	Nov-02	Adrian Kimberly	Holding Company	Jun-03	(Mil) $194	(Mil) –	(Mil) –	(Mil) $48	(Mil) $24	(th) $3,295	(th) $1,651	Equity
BlueBay Asset Management, Ltd.	Jul-01	Hugh Willis	Asset Management	Sep-03	(Mil) £11	(Mil) –	(Mil) –	(Mil) £8	(Mil) £2	(th) ▲£76	(th) ▲£76	Equity

(Note 1) Denomination is stated in local currency as to overseas subsidiaries and affiliated companies.

(Note 2) Loans form Shinsei include gurantee.

(Note 3) Tokyo Mortgage and Life Housing Loan, due to acqusition, are now cosolidated subsidiaries from middle of FY. CRT Three and Shin Fong Asset Management and 5 others, due to taking over, are also consolidated subsidiaries from middle of FY.
Magnolia Investment Management adopt equity method from middle of FY.

(Note 4) Comments on each company

Shinsei Card, Shinsei Investment Management, Shinsei Business Finance, Shinsei Capital(USA), Ltd., Magnolia Investment Management, BlueBay Asset Management, Ltd.	arising from excess cost incurred by start-up of new business
Shinsei Business Service	arising from excess cost incurred by sort-out the existing business, but the influence on the whole profit/loss is petty.
BM Finance, Daihyaku Life Insurance, YMS Six, YMS Seven, Shin Fong Asset Management and 5 others, CRT1, CRT2, CRT3	They are companies to complement functions rrequired for credit trading business. The influence on the whole profitloss is petty.

(Figure 10) Trend of Loan Balance

(Balance) (¥1 bn)

		Mar-03 Actual (A)	Sep-03 Actual (B)	Comment	Mar-04 Plan (C)
Domestic Loans	Incl. Impact Loan	3,537.1	3,344.1		4,365.0
	Excl. Impact Loan	3,502.4	3,298.6		4,335.0
To small & medium sized Corp. (Note)	Incl. Impact Loan	1,232.2	1,234.5		1,187.3
	Excl. Impact Loan	1,226.3	1,217.1		1,181.4
Guaranteed by Association		-	-		-
Persona Lodnding(Excl. Commercial Fund)		52.6	83.2		242.0
Housing Loan		48.9	80.4		228.0
Other		2,252.3	2,026.5		2,935.7
Overseas Loan		136.1	122.3		135.0
Total		3,673.2	3,466.4		4,500.0

(Note) Loans to middle-and small-sized companies mean those (including business loans to individuals) extended to companies whose capital or investment is less than 300 million yen (however, 100 million yen for wholesalers and 50 million yen for retailing, food and drink, and service industries), or whose regular employees are less than 300 people(however, 100 people for wholesalers and service industries and 50 people for retailing and food and drink industries). Exculding our consolidated companies and affiliated companies under equity method.

(After taking account the factors needed to calculate increas/decrease and actual amount)

(¥1 bn)

		Sep-03 Actual (B)-(A)+(a)	Comment	Mar-04 Plan (B)-(A)+(b)
Domestic Loans	Incl. Impact Loan	▲ 48.1		907.9
	Excl. Impact Loan	▲ 59.0		912.6
To small & medium sized Corp.	Incl. Impact Loan	40.5		0.1
	Excl. Impact Loan	29.0		0.1

(Note) Quoting from Figure 10-1 in Report on Implementation of Plan for Restoring Sound Management.

(Factors needed to calculate actual base(Excl. inpact loans))

(¥1 bn, ( )Loans to small & medium-sized Crop.)

	Sep-03 Actual (a)	Comment	2003 Plan (b)
Disposal of Bad Loans	111.9 (68.0)		( )
Write off of Loans (Note 1)	5.6 (0)		( )
Amount of partial direct write-off (Note 2)	▲ 5.8 (▲4.5)		( )
CCPC (Note 3)	0 (0)		( )
Disposal of Assets to Agreed Banks(Note 4)	49.2 (40.0)		( )
Other Sales of bad loans	39.7 (12.6)		( )
Other Disposal (Note 5)	23.2 (19.9)		( )
Liquidation of Assets (Note 6)	0.7 (▲20.9)		( )
Private Placement Bonds and others (Note7)	32.3 (22.5)		( )
Subsidiaries etc (Note8)	0 (▲31.4)		( )
Total	144.9 (38.2)		80 (45.0)

(Note 1)Amount of direct write off for reasons of no taxation (Basic Circular of Corporate Income Tax 9-6-1, 9-6-2,9-4-1,9-4-2)

(Note 2) Amount of partial direct write off implemented for the term.

(Note 3)Amount of final disposal relating to debts sold to the Cooperative Credit Purchasing Company Limited.

(Note 4)Amount of the sale of assets to agreed banks stipulated under Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System. In cases, however, where the exercise of Cancellation Right under the stipulation of Article 8 of "Stock Transaction Agrrement" on assignment by our Bank was conducted, a decrease in the amount of loans associated with the exercise is included in the disposal of bad debts in this table, bokked in this column and reflected on the plan and results in the actual figures as mentioned above.

(Note5) Decreasing amount by other disposal of bad loans.

(Note 6)Mainly securitization of normal loans.

(Note 7)Amount of the granting credits (underwriting private placement bonds, etc) is substantially equal to lending.

(Note 8)Net increase of loans to the Bank's conslidated companies and afiiliated companies under equty method which contribute to the granting credit to SMEs.

(Figure 12) Status of Risk Management

	Risk Managing Dpt.	Current Management System	Matters raised for improvement during this
Comprehensive Risk Management	Portfolio and Risk Mgmt. Div.	- Designing and planning a comprehensive risk management system.	- Introduced Risk Capital System
Credit Risk (incl. Country Risk)	Portfolio and Risk Mgmt. Div. Risk Mgmt. Planning and Policy Div. Balance Sheet Credit Div. Corporate Risk Mgmt. Div. Financial Engineering Risk Management Div. Credit Assessment Div.	- Quantification and monitoring of credit - Set guidelines and policies - Internal rating system for debtors - Designing and developing the way and procedure of examination - Examination and administration of each transaction - Examination and administration of Need Caution Borrowers etc. - Examination and administration of country risk - Subsequent check of the approved credit matters - Approval/judgment on the procedure of evaluation, rating and reserves of product of FEG and the individual - Audit and examination of asset self-assessment (Independent from Credit section)	
Interest Rate(ALM) Risk	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Liquidity and debenture operation in banking accounts - Measurement, evaluation, and report of risks - Overall risk limits are decided at ALM Committee → President approves → Board of Directors approve - Grasp risk volume through integrated on and off balance management - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Markets Div. controls all the credit risk of the banking account	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet
Market Risk	Markets Div. Market Risk Management Div. Financial and Regulatory Accounting Div. Trading and Securities Operations Div.	- Trading account operations - Banking account operations - Measurement, Evaluation, Reporting of Risk - Calculate fair values - Trading business back office - Decide overall risk limits at ALM Committee → President approves → Board of Directors approves - Establish position and loss limit for each risk management unit, within total risk limits - Establish fundamental market risk management policies in a " Risk Management Policy and Procedures for Trading Account" - Provide daily reports via e-mail to Directors concerning the status of profitability and volume of risks held - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	- Put aside reserves for exposures to customers in relation to derivatives based on the total of current exposures and potential exposures that are expected to occur in the future, as in the same manner as on-balance transactions.

Liquidity Risk (Fund Availability Risk)	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Fund Transaction - Measurement, Evaluation Reporting of Risk - Independent grasp of fund availability gap by Risk Management Div. and Markets Div. - Make daily report to directors via e-mail concerning the fund availability gap - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Fund availability risk level and gap limit are changed at ALM based on the proposal from Markets Div. and Market Risk Mgmt. Div.	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet - Decided fund availability risk level and gap limit are changed to be made according to the monthly balance sheet of asset and liability
(Product Liquidity Risk)	Market Risk Mgmt. Div.	- Measurement, Evaluation, Reporting on Risk	- Put aside reserves for disposal and reconstructing costs for market-related positions centered at bid and offer costs in the Trading Account.
Operational Risk	Operations Planning and Administration Div. Portfolio and Risk Mgmt. Div.	- Establishment of administrative procedures, and pursuit for continuous improvement of the level - Implementation of self-inspection (more than once a year) and report the results - Establish "Handling Procedures for On line Accidents" to respond to large scale accidents	- Operation Risk was lightened through loss distribution technique
EDP Risk	Information Technology Div. Internal Audit Div.	- Implement safety measures that conform with FIASCO safety measure standards - To conform with the above standards, establish the fundamental system risk management policies, "Information System Securities Policies" and "System Development and Maintenance Procedures" - Technically review every new business and changes by professional team on security and business extension - Activated Osaka Backup Center for time of disaster - ED Systems Audit Department of the Inspection Div. do the auditing as - System inspection by the Inspection Div.	- In terms of intensifying security and business extension, not only new business and changes, but also, current system and - Continued the revision of the plan to level up the business
Legal and Compliance Risk	Legal and Compliance Div.	- Control and manage legal matters including lawsuit in the Legal and Compliance Div. (Legal Department). Give advise to and guide the finance - Legal Department manage the compliance officers appointed in the various divisions, prepare "Code of Ethics", "Compliance Guidelines" and "Compliance Manual" and distribute these to all employees	- Implemented 2003 compliance program. Reported it to Compliance Committee. - Managed group compliance system apporiately and strengthened secondary check of compliance situation..
Reputational Risk	Corporate Communications Div. Legal and Compliance Div.	- Implement the release of accurate information concerning the status and strategies of the Bank, using disclosure publications, Internet and all given opportunities. - Respond to the mass communication in emergency	- Fulfilled the contents of company profile on the Web

(Figure 13) State of loans under Financial Revitalization Law

(¥1 bn)

	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)	Sep-03 Actual (Non-Consol.)	Sep-03 Actual (Consol.)
Loan in Bankrupt or Reorganized under Legal Proceedings	35.7	36.1	14.6	15.2
Risky Loans	99.0	100.2	94.5	95.6
Loans Requiring Special Supervision	98.4	98.6	45.2	45.3
Sub Total	233.2	234.9	154.2	156.1
Normal Loans	3,855.0	3,645.6	3,595.0	3,376.2
Total	4,088.2	3,880.5	3,749.2	3,532.3

Status of Reserves

(¥1 bn)

	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)	Sep-03 Actual (Non-Consol.)	Sep-03 Actual (Consol.)
General Reserves	96.6	96.4	79.2	77.8
Loan Loss Specific Reserves	120.0	120.1	113.7	114.5
Country Reserves	0.1	0.1	0.0	0.0
Reserves for Possible Loan Losses Total	216.6	216.6	193.0	192.4
Reserves for Losses from Sale of Loans	-	-	-	-
Reserves for Disposition of Specific Assets	-	-	-	-
Sub-Total	216.6	216.6	193.0	192.4
Specially Reserved	-	-	-	-
Provision for Write-Off	-	-	-	-
Sub-Total	-	-	-	-
Total	216.6	216.6	193.0	192.4

(Figure 14) Data of Risk Monitored Loan

(¥1 bn, %)

	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)	Sep-03 Actual (Non-Consol.)	Sep-03 Actual (Consol.)
Loans under Bankruptcy (A)	13.2	13.4	10.1	10.5
Past-due Loans (B)	116.0	117.3	95.3	96.7
Past-due Loans (90 days or more, accrual) (C)	74.3	74.3	21.7	21.7
Restructured Loans (D)	24.1	24.3	23.5	23.6
①Loans with Reduced or Deleted Interest Payments	-	-	-	-
②Loans with Postponed Interest Payments	-	-	-	-
③Loans against Parties to which Managerial Support is	-	-	-	-
④Loans with Postponed Principal Payments	24.1	24.3	12.3	12.3
⑤Miscellaneous	–	–	11.2	11.3
Total (E)=(A)+(B)+(C)+(D)	227.7	229.4	150.6	152.4
Part Direct Depreciation	14.8	14.8	9.1	10.0
Ratio (E)/Total Loan	6.2%	6.5%	4.3%	4.7%

(Figure 15) Status of Disposition of Bad Loans

(Non-Consolidated) (¥1 bn)

	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Forecast
Bad Loan Writ off Loss(A)	60.8	▲ 0.5		▲ 9.5
Individual Reserve for Bad Loans	57.8	▲ 2.1		
Loan Amortization, etc. (C)	1.8	0.6		
Loan Amortization	0.4	0.6		
Losses on Debt Transfer to CCPC	-	-		
Loss on Assets Disposal to Agreed Banks(Note1)	-	-		
Other Loan Sale Loss	1.5	-		
Losses on Debt Forgiveness	-	-		
Reserve for Loan Sales Loss	-	-		
Reserve for Support of Specific Debtors	-	-		
Reserve for Specific Overseas Loans	▲ 0.1	▲0		
Reserve for Loss related to Bond Selling	1.2	1.1		
General Loan Loss Reserves (B)	▲ 70.9	▲ 6.1		
Total (A)+(B)	▲ 10.1	▲ 6.6		

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	141.5	29.9		32.0
Gross Direct Depreciation (C)+(D)	143.3	30.5		33.0

(Consolidated) (¥1 bn)

	Mar-03 Actual	Sep-03 Actual	Comment	Mar-04 Forecast
Bad Loan Writ off Loss(A)	60.8	▲ 0.3		▲ 9.5
Individual Reserve for Bad Loans	57.8	▲ 2.1		
Loan Amortization, etc. (C)	1.9	0.7		
Loan Amortization	0.4	0.7		
Losses on Debt Transfer to CCPC	-	-		
Loss on Assets Disposal to Agreed Banks(Note1)	-	-		
Other Loan Sale Loss	1.5	0		
Losses on Debt Forgiveness	-	-		
Reserve for Loan Sales Loss	-	-		
Reserve for Support of Specific Debtors	-	-		
Reserve for Specific Overseas Loans	▲ 0.1	▲0		
Reserve for Loss related to Bond Selling	1.2	1.1		
General Loan Loss Reserves (B)	▲ 69.5	▲ 6.9		
Total (A)+(B)	▲ 8.6	▲ 7.3		

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	141.5	29.9		32.0
Gross Direct Depreciation (C)+(D)	143.4	30.6		33.0

(Note) Loss on debts sales to agreed banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System.

(Figure 17) Bankrupt Customers in Current Year

(# of Cases, ¥1 bn)

Internal Rating	Internal Rating one Period prior to Bankruptcy		Internal Rating Half Period prior to Bankruptcy	
	# of Cases	Amount	# of Cases	Amount
6B	1	0.3	1	0.1
6C	-	-	-	-
9A	-	-	-	-
9B	1	0.3	1	0.3
9C	2	1.0	2	1.0
9D	1	0.2	1	0.2

(Note) Based on loan amount

(Reference) Asset Details based on Implementing Measures of Article 3, Item 2 of the Revitalization Law

(¥1 bn)

	Sept-03 Actual
Loans in Bankrupt orReorganized underLegal Proceedings	14.6
Risky Loans	94.5
Loans Requiring Special Supervision	45.2
Normal	3,595.0
Total Balance	3,749.2

(Figure 18) Overview of Appraisal Profit and Loss (as of September 2003, Non-Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities				
	Bonds				
	Stocks	–	–	–	–
	Other				
	Money Trust				
Sub-sidiaries	Securities	22.1	–	–	
	Bonds	–	–	–	–
	Stocks	17.5	–	–	–
	Other	4.6	–	–	–
	Money Trust	–	–	–	–
Other	Securities	1,356.4	11.1	19.6	8.5
	Bonds	1,148.7	▲4.6	0.7	5.2
	Stocks	3.9	0.2	0.2	0.0
	Other	203.8	15.5	18.7	3.2
	Money Trust	8.9	–	–	–

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	0.1	0.7	0.6	0.6	–
Other Real Estate	–	–	–	–	–
Other Assets (Note 2)	–	–	▲20.9	13.0	33.9

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee

(Figure 18) Overview of Appraisal Profit and Loss (as of September 2003, Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities	0	0	0	—
	Bonds	0	0	0	—
	Stocks	—	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Sub-sidiaries	Securities	3.5	—	—	—
	Bonds	—	—	—	—
	Stocks	3.5	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Other	Securities	1,435.6	11.2	19.7	8.5
	Bonds	1,215.8	▲4.5	0.7	5.2
	Stocks	13.4	0.2	0.2	0.0
	Other	206.4	15.5	18.7	3.2
	Money Trust	9.3	—	—	—

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	39.1	38.8	▲0.4	0.6	1.0
Other Real Estate	—	—	—	—	—
Other Assets (Note 2)	—	—	▲20.9	13.0	33.9

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee.

(Figure 19) Summary of Off Balance Transactions

(¥1 bn)

	Contracted Amount Notional Amount		Amount Equal to Credit Risk (Amount of Credit)	
	Mar-03	Sep-03	Mar-03	Sep-03
Financial Futures Transactions	56.4	231.4	–	–
Currency Swap	6,922.3	6,726.7	185.1	166.1
Interest Swap	629.6	552.0	48.6	57.0
Forward Foreign Exchange Purchase	495.0	331.9	11.7	9.1
Interest Rate Option Purchase	277.5	275.3	1.5	2.5
Currency Option Transaction	26.9	37.6	1.0	1.4
Other Derivatives	721.8	979.9	91.3	230.6
Effect of Reduction due to Master Netting Agmt.	–	–	▲ 72.8	▲ 73.6
Total	9,129.6	9,134.8	266.4	393.3

(Note) Transactions of Stock Exchange and of original agreement executed within two weeks are added to BIS Adequacy Ratio criteria.

(Figure 20) Loan Portfolio by Credit Risk and Cost (as of September 2003)

(¥1 bn)

	Customers with Credit Rating with BBB / Baa or above	Customers with Credit Rating Less Than BB / Ba	Other (Note)	Total
Amount Equal to Credit Risk (Credit Exposure)	143.1	250.1	-	393.3
Credit Cost	71.5	20.7	-	92.2
Credit Risk	71.6	229.4	-	301.0

(Note) Individual transactions (foreign currency fixed deposit) and impact loan related transactions of those with no rating.

EXHIBIT B-3

Revision of Plan for Restoring Sound Management

Shinsei Bank, Limited
August 2003

Financial Services Agency shall promptly be informed of any future instances in which major changes are or expected to be made to matters contained in this plan.

[Conditions for the purpose of the Revitalization Plan]

The assumption of the standards for interest, exchange rate, stock price and the others during the term of the Plan is as hereunder stated.

<<Interest Rate>>

The economy is expected to post a gradual recovery in the future, and as such, long-term and short-term yen interest rates shall assumable post gradual increases. The level of the interest rates is assumed to shift along with future interest expectations (Implied Forward Rate), which are referred, into the market.

<<Exchange Rate>>

Foreign Exchange Rate (Japanese yen vs. US Dollar) is used the level, as a base, of the rate on March 31, 2003 (¥119) as of the time of application.

<<Stock Prices>>

Stock prices are expected to continue the level of Nikkei Average on March 31, 2003 as of the time of application.

		Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007
No Security O/N	(%)	0.002	0.01	0.05	0.15	0.25
3 Month Yen TIBOR	(%)	0.08	0.14	0.24	0.35	0.48
10 yrs Government	(%)	0.70	0.84	0.98	1.12	1.26
Foreign Exchange Rate (¥/$)	(¥)	119	119	119	119	119
Nikkei Average Stock Market	(¥)	7,973	7,973	7,973	7,973	7,973

(Note) Interest is based on the forecast amount at the end of the term.

■ TABLE OF CONTENTS ■

(Figures)

1. Amount of Issuance and Terms and Conditions

(1) Background and Reasons

On March 1, 2000, the Bank, with the approval of the Financial Reconstruction Committiee, was purchased by New LTCB Partners C.V. (hereinafter, "Partners") as an international consortium, and the Temporary Nationalization of the Bank ended when the previous shareholder, the Deposit Insurance Corporation of Japan, transferred all of common stocks of the Bank to the Partners.

Immediately after being purchased by the Partners, the Bank increased capital by allocating ¥120 billion common stock to the Partners in order to replenish capital. Net Profit as of the date of application are forecasted to be ¥109.9 billion of FY 1999 due to the sale of a portion of the Bank's share portfolio to the Deposit Insurance Corporation of Japan. After such measures, the Bank attained BIS ratio about 5.4 % under domestic standards as of the application date, and fall within the category of "the classification of sound net worth status" as set forth in Article 2, Paragraph 3 of the Revitalization Law.

With this new start, the Bank desired to further strengthen its net worth by issuing preferred stock using the public funds defiend in this application, in addition to the common stock capital injection by the Partners, in order to solidify its financial base, regain the confidence of its customers and the market, and secure an autonomous position as a competitive financial institution.

The Bank regarded that it fulfilled the application criteria as set forth in Article 7 of the "Law concerning Emergency Measures for Early Revitalization of Financial Function" (hereinafter, the "Revitalization Law"), and under Article 4, Paragraph 2 of the same law, hereby made an application for the subscription of Preferred Stock on March 3rd, 2000. It was accepted on March 14th and preferred stock was subscribed on March 31st, 2000.

As two years have passed from August 2001 of our Revision of the Revitalization Plan, the Bank is obligated to update the Plan for next four fiscal years. This is based on the FRC Guideline of "Basic Consideration Regarding the Revision of the Revitalization Plan" as of September 30, 1999.

(2) Amount of Issuance, Terms and Conditions, and Characteristics

① Amount of Issuance

Application is made for an issuance amount of ¥240 billion in preferred stock (at ¥400x 600 million shares).

② Issuing Terms and Conditions, and Characteristics

The Bank apply the terms and conditions for the preferred shares based upon the Financial Reconstruction Commission's policy "In principle, respective financial institutions shall set the dividend ratio of common shares no higher than that of preferred shares".

The Bank implemented stock reverse split of two for one due to excessive numbers of common stocks, taking scale of the Bank into consideration. Therefore, the Bank adjusted "Conversion Terms and Conditions" and "Mandatory Conversion Clause" with respect to the preferred stock as mentioned below.

<<Summary of the Preferred Stock (Details as set-forth in the Exhibit)>>

Type of Stock	Convertible Bond Type Preferred Stock
Number of Shares Issued	600 Million Shares
Issue Price	¥400 / Share
Amount Not Credited to Capital	¥30 / Share
Total Amount of Issuance	¥240 Billion
Issuance Method	Allocation to third parties
Payment Date	March 31, 2000
Dividend Calculation Commencement Date	April 1, 2000
Preferred Dividend	¥4.84 per share per annum
Preferred Interim Dividend	¥2.42 per share per annum
Amount of Distribution of Residual Assets	¥400 / share
Cancellation	Cancellation Clause Present
Voting Rights and Subscription Rights	None
Conversion Period	August 1, 2005 to July 31, 2007
Conversion Terms and Conditions	Initial conversion price shall be the market price as of August 1, 2005 and shall be adjusted to the market price as of August 1, 2006. Nevertheless, the maximum price shall be ¥800 and the minimal price shall be ¥600.
Mandatory Coversion Clause	Conversion at the market price on date August 1, 2007. Nevertheless, the maximum limit is two-thirds of common stocks per 1 share of preferred stock and the minimum limit is half of common stocks per 1 share of preferred stock.

(3) Calculation Basis for Issue Amount and Utilization of Proceeds

① Calculation Basis for Amount of Issuance

The Bank ended its Temporary Nationalization after the Financial Reconstruction Commission transfered all of the Bank's common stock to the Partners. At the same time ¥120 billion common stock capital injection was conducted through a share allocation to the Partners.

As such, BIS ratio, which indicates the soundness of management, is expected to be about the 5% level by the end of March 2000. Nevertheless, we recognize that it is essential to secure the higher global standard level of BIS ratio to gain adequate confidence in both domestic and overseas financial markets, in order to smoothly provide credit and to stabilize management base in the future.

Based on this idea, we apply for the subscription of ¥240 billion worth of preferred stock to the Government. The strengthening of capital using public funds is expected to boost the BIS ratio to more than 10% level, which enables us to maintain the confidence of domestic and overseas financial markets.

Under such conditions, the Bank intend to utilize the injection of Public Money to secure a strong financial base and the confidence of domestic and overseas financial markets, and believe we are able to overcome in the future severe competition by providing customers with high-quality financial services and will secure its firm position in the financial industry.

<<BIS (Ratio) Expectations>>

(¥1 Billion)

	Actual Figure as of End of March 1999	Expected Figure as of End of March 2000(Without this Preferred Stock)	Actual Figure as of End of March 2000 (With this Preferred Stock)	Actual Figure as of End of March 2003
Paid-in Capital (incl. Paid-in cash for newly issued shares)	390.7	450.7	451.3	451.3
Capital Reserve (incl. Paid-in cash for newly issued shares	-	60.0	299.4	18.6
Legal Revenue Reserve	-	-	-	2.8
Miscellaneous Surplus	▲390.7	▲280.7	▲280.8	194.7
Evaluation Difference	-	-	-	13.2
Total Net Worth (Non-Consolidated)	0	230.0	469.9	680.4

	<Int'l standard>	<Domestic Stan.>	<Domestic Stan.>	<Domestic Stan. >
Tier I	13.4	234.0	473.6	659.9
Tier II	13.4	234.0	473.6	273.3
Risk Asset	13,945.6	8,700.0	7,755.6	4,622.8
BIS Ratio	0.19%	5.38%	12.21%	20.10%

Prior to execution of this publicly funded preferred stock capital injection, a portion of the capital deficiency should be replenished to rationalize the per share value of existing shares. For this purpose ¥221.4 billion capital reduction without compensation shall be undertaken by

reducing the portion in excess of the par value of the common stock whcih were credited to capital, and by arbitrarily canceling 25,472,000 shares of 100 million existing preferred shares.

We consider that all the requirements set forth in Item 3 of Article 9 of the Revitalization Plan are fulfilled since with respect to the capital reduction and increase, the reduction of capital is conditioned to take effect upon payment for the new preferred stock, and the total issuance amount for the preferred stock (excluding the amount not credited to capital) exceeds the amount of the reduction of capital.

A summary of the transfer of Bank's shares, reduction of capital, and capital injection undertaken by the government (the Deposit Insurance Corporation of Japan, and the Resolution and Collection Corporation) and the Partners are as provided hereunder.

<<Summary of Stock Transfer and Capital Increase and Reduction>>

	Prior to Enactment	Stock Transfer & Capital Increase / Reduction		After Enactment 3/2000 Actual
		No. of Shares, Amount, Etc.	Method	
				(Mil. Shares)
Common Stock	2,417	▲ 2,417	Transfer	-
Preferred Stock (Existing)	100	▲ 25	Cancellation without compensation	75
Preferred Stock (New)		+ 600 (¥240.0 Billion)	Allocation to third parties (¥400 / share)	600
Government (DIC & RCC)				
Common Stock (Transfer)		+2,417	Transfer	2,417
Common Stock (New)		+ 300 (¥120.0 Billion)	Allocation to third parties (¥400 / share)	300
Partners				
				(¥1 Billion)
Capital (inclu. paid-in cash for newly issued shares)	390.7	▲ 221.4 + 60.0 + 222.0	Capital Reduction Common Stock Increase Preferred Stock Increase	451.3
Capital Reserve (inclu. paid-in cash for newly issued shares)	-	+ 221.4 + 60.0 + 18.0	Capital Reduction Gain Common Stock Increase Preferred Stock Increase	299.4
Miscellaneous Surpluses	▲ 390.7	+ 109.9	Current Profit Forecast in March 2000	▲ 280.8
Total Shareholders' Equity	0	+ 469.9		469.9

② Utilization Policy of Said Net Worth

We intend to secure confidence in domestic and overseas financial markets, improve our ability to procure funds and smoothen the loaning of funds and other extensions of credit by strengthening our financial base through the injection of public funds.

Furthermore, a portion of the proceeds shall be appropriated for constructive and positive investment into strategic tie-ups, business restructuring in order to strengthen profitability and the

business base. In addition, capital shall be utilized to invest in infrastructure so that we can provide high quality financial services which correspond with customer needs.

2. Measures for Rationalization of Management

(1) Status and future Forecast of the Management of the Bank

① Status of the Settlement of Accounts in the fiscal year ended March 2003

<<General Status>>

Shinsei Bank, under new ownership and management system, has set an important management objective to establish a unique and solid position in the Japanese financial circles as a new type of sound and profitable financial institution so as to make an important contribution to the development of the Japanese industry and economy. This can be achieved by enhancing customer satisfaction and reinforcing the Bank's profitability through providing highly value-added products and services in an appropriate and timely manner to meet the customers' needs by actively utilizing human resources inside and outside the Bank and by aggressively developing new products and business areas.

To realize this goal, the Bank set the following themes: 1) accommodating the customers' needs in an appropriate and timely manner, 2) building a new business model, and 3) making the Bank's asset contents sounder to improve the financial fundamentals. To cope with theses challenges, the Bank implemented the following measures for each theme in the fiscal year ended March 2003.

1) Accommodating the customers' needs in an appropriate and timely manner

With respect to retail banking, the Bank endeavored to further improve convenience of customers by implementing the following: 1) offering *PowerFlex*, the main integrated account product, enabling all types of transactions such as yen deposit, foreign currency deposit, debentures, investment trusts, etc., to be handled in one account 2) opening shops such as Starbucks Coffee, etc. adjacent to the Bank's offices, 3) opening in-store branches which are operative on Saturdays and Sundays, and 4) installing ATMs at Keikyu Station Bank in the precincts of Keihin Electric Express Railway stations.

At the same time, with respect to corporate banking, the Bank concentrated its management resources by integrating the functions of the corporate banking business group and the financial engineering group. The two groups cooperated in preparing "account planning" so as to decide on comprehensive and intensive business promotion strategy targeting main customers. As a result, solution-providing type of business promotion such as products scheme proposals for various investment banking products to meet the customers' needs and the provision of know-how on management have contributed, on a full-scale, to the Bank's earnings.

2) Building a new business model

The Bank dealt with revolutionary businesses such as multi-assets type securitization by combining warehousing function with the credit trading business by utilizing the network of the Bank's customer base and its investment banking products. This has enabled the Bank to establish itself as one of the top players in

investment banking business, and the Bank is further preparing to enter into corporate rehabilitation business.

The Bank, depending upon business areas, has created a finance company and an equity fund for small- and medium-sized enterprises by merger or alliance with outside specialty companies to develop a new customer base and a new business model which had never existed in the traditional business area.

3) Making the asset contents sounder to improve the financial fundamentals

The Bank actively put its entire resources to meet the sound demand for loans from good borrowers including small- and medium-sized enterprises in its attempt to create a proper risk-return relationship while reducing loss-making loans. With respect to bad debts, the Bank made utmost effort not only for indirect disposal but also for final disposal such as collection. In terms of financial aspect, the Bank made effort to improve the efficiency of capital by reducing subordinate debts and so forth, and at the end of March 2003 repaid 46.6 billion yen of borrowings with special provisions for perpetual subordination to the Resolution and Collection Corporation. Furthermore, the Bank revised and diversified its funding structure, which included the utilization of a master-trust type CLO program, etc.

Furthermore, the Bank endeavored to cut costs by thoroughly reviewing expenses for part of the existing business while continuously allocating resources to new businesses.

As the result of these efforts, the Bank, regardless of the severe economic conditions, succeeded in steadily enhancing earning ability and soundness of business operations and achieved a greater bottom-line profit for this term than initially planned while sharply reducing the balance of bad debts.

<<Status of Assets and Liabilities>>

The amount of loans at the end of March 2003 decreased about 1,300 billion yen from the end of March 2002. This was mainly attributable to a decrease in loans granted to customers categorized as "Need Caution" or below, and the Bank disposed of bad debts of about 660 billion yen by measures such as write-offs and assignment of loans, resulting in a decrease of risk monitored loans.

The Bank endeavored to expand business opportunities by developing businesses such securitization, M&A, non-recourse finance, credit trading, and so forth, placing emphasis on providing the best solutions for customers' needs such as fundraising, investment management, business restructuring and business efficiency.

While the balance of our debentures decreased from the previous term, the balance of deposits, mainly due from retail customers, increased in this term. As a result, the balance of deposits at the end of this term was greater than that of debentures. The Bank still considers bank debentures to be one of the important fundraising avenues, but the Bank's initial business model to shift fundraising to deposits is smoothly progressing.

<<Status of Bad Loans>>

Non-Performing loans as of the end of March 2003, as disclosed under the Financial Reconstruction Law decreased by 880.4 billion yen as compared to the end of March 2002, and

amounted to 233.2 billion yen. The amount of credit classified as Loans in Bankrupt, Risky Loans and Loans Requiring Special Supervision both greatly decreased due to promoting loan assignment and collection by securitization and liquidation of assets after discussing customers.

Amount of final disposal of bad loans including direct write off was 664.8 billion yen (the Bank implemented partial direct write off of 15.2 billion yen).

(¥1 Billion)

	March 2001 Actual①	March 2002 Actual②	Difference ②-①
Loans Requiring Special Supervision	367.0	98.4	▲ 268.5
Risky Loans	440.1	99.0	▲ 341.0
Loans in Bankrupt and Others	306.6	35.7	▲ 270.8
Total (Nonperforming Claims Disclosed under Financial Reconstruction Law)	1,113.6	233.2	▲ 880.4

<<Status of Profit and Loss>>

The Bank expanded investment-banking business, which we have endeavored to promote as strategic business, and reduced expense as compared to FY2001. However, actual business profit for this fiscal term decreased as compared to FY2001 due to a 20 billion yen impairment concerning investment on bonds of US companies.

As a result, actual net business profit for this fiscal term stood at 45.3 billion yen, under the planned figure, however, PAT for this fiscal year stood at 59.1 billion yen and exceeded the plan of 58.6 billion yen.

② Prospects for the Future

<<Fundamental Policy>>

Shinsei Bank shall further set an important management objective to establish a unique and solid position in the Japanese financial circles as a new type of sound and profitable financial institution so as to make an important contribution to the development of the Japanese industry and economy. Enhancing customer satisfaction and reinforcing the Bank's profitability through providing highly value-added products and services in an appropriate and timely manner to meet the customers' needs can achieve this. The Bank aims to expand business more to realize this goal.

Specifically, in retail banking business, the Bank will promote to provide more diversified investment products suitable for customer needs, and strengthen housing loans and other loans to individuals with response to their needs.

Moreover, in corporate banking business, the Bank will aggressively promote lending business and further expand highly value-added banking business such as new type finance, securitization, credit trading, corporate advisory, private equity and corporate revitalization business.

The Bank will also endeavor to achieve more sound assets by having the appropriateness of risk-return, disposing bad loans. In addition, the Bank will make efforts to control expense by promoting the efficiency of human resources and drastic review of businesses, with aggressive investment in important business areas to expand profit.

<<Asset and Liability Forecast>>

The Bank has almost achieved improving asset portfolio by drastic disposal of bad loans. Therefore, the Bank ranks increasing assets by corporate business a prior issue from this fiscal year. We will promote NRL and syndicated loans, which are supposed to have appropriateness of applicable interest rate corresponding to credit risk, and purchase loan assets with response to financial needs of customers. Hence, the Bank forecasts to increase assets.

At the same time, concerning retail banking business, the Bank aims to increase deposit as a main fundraising method by expanding convenient "Power Flex ", and diversifying access channels such as developing small branches and in-store branches and ATM alliance with outside companies and promoting internet transaction. Furthermore, the Bank will endeavor to increase assets by lending to individuals, especially providing "Power smart Loan ", with response to their needs.

(¥1 Billion)

		March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
Assets	Loans	4,128.8	4,150.0	4,900.0	5,300.0	5,700.0
	Securities	2,010.4	1,850.0	1,650.0	1,650.0	1,650.0
Liabilities	Deposits / CDs	2,834.7	2,950.0	3,500.0	4,000.0	4,600.0
	Debentures	2,262.1	1,540.0	1,470.0	1,420.0	1,320.0
Total Assets		7,796.7	6,800.0	7,300.0	7,700.0	8,100.0

Figures: averaged balance.

<<Profit Forecast>>

From FY2003, the Bank aims to promote lending business aggressively and purchase loan assets from outside while making efforts to secure proper risk-return relations, and then diversify and reduce cost about fundraising. Furthermore, the Bank will increase fee income by providing useful and highly value-added products and services.

In addition, the Bank aims to control expense by review of businesses and efficiency of human resources, with aggressive investment in promotion of new business and hiring professionals, which directly lead to expanding profit.

(¥1 Billion)

	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
Gross Operating Profits	108.9	124.7	130.6	139.9	149.9
Operating Expenses	63.7	64.7	66.6	68.9	71.3
Actual Operating Profits (Note)	45.3	60.0	64.0	71.0	78.6

(Note) Prior to deduction of a general loan loss reserve. Including credit trading profit, etc.

<<Disposal of bad debts Projections>>

The Bank has already set aside sufficient loan loss reserves against the existing loans, and thus, the possible impact of the future disposal of bad debt in terms of the Bank's financial results has been minimized.

Moreover, occurrence of bad debts arising from new loans will likely be extremely limited as a result of the implementation of credit analysis and control of loans based on the credit policy and credit procedures that have already been prepared by the Bank.

<<BIS Ratio Projections>>

The capital adequacy ratio has maintained high level by accumulating profits smoothly and decreasing risk assets together with disposal of bad loan. The Bank will take appropriate measures to maintain the level demanded as a global standard, with further reducing subordinated debts and utilizing capital more useful such as promotion of increasing profitable loan assets.

(Consolidated basis)

	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
Tier I Ratio	14.27%	13.05%	13.16%	13.28%	13.49%
BIS Ratio (domestic standard)	20.10%	15.21%	14.40%	14.33%	14.45%

(Figure 1-1)Profitability Trend and Plan

	Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
(Balance Sheet) <Asset & Liabilities:Average Balance, Capital Account:Ending Balance>					(¥1 bn)
Total Assets	7,796.7	6,800.0	7,300.0	7,700.0	8,100.0
Loans	4,128.8	4,150.0	4,900.0	5,300.0	5,700.0
Securites	2,010.4	1,850.0	1,650.0	1,650.0	1,650.0
Trading Assets	317.7	300.0	300.0	300.0	300.0
Deferred Tax Assets (Ending Balance)	18.3	18.3	18.3	18.3	18.3
Total Liabilities	7,200.3	6,100.0	6,540.0	6,880.0	7,210.0
Deposits / NCD	2,834.7	2,950.0	3,500.0	4,000.0	4,600.0
Debentures	2,262.1	1,540.0	1,470.0	1,420.0	1,320.0
Trading Liabilities	70.3	70.0	70.0	70.0	70.0
Deferred Tax Liabilities (Ending Balance)	-	-	-	-	-
Deferred Tax Liabilities due to Reevaluation (Ending Balance)	-	-	-	-	-
Capital Account	680.4	735.0	793.9	854.3	921.7
Paid-in Capital	451.3	451.3	451.3	451.3	451.3
Capital Reserves	18.6	18.6	18.6	18.6	18.6
Other Capital Surplus	-	-	-	-	-
Legal Revenue Reserves	2.8	4.8	6.2	7.8	9.4
Retained Earnings (Note)	194.6	247.2	304.6	363.4	429.3
Difference due to Reevaluation of Real Estate	-	-	-	-	-
Reevaluation Difference of other securities	13.2	13.2	13.2	13.2	13.2
Treasury Stock	▲ 0.0	▲ 0.0	▲ 0.0	▲ 0.0	▲ 0.0
(Income Statement)					(¥1 bn)
Gross Business Income	108.9	124.7	130.6	139.9	149.9
Fund Operating Income	120.2	94.9	98.9	105.2	114.2
Funding Cost	44.2	34.5	31.0	32.5	36.7
Fee Income	*1 47.7	*1 55.3	*1 53.7	*1 58.2	*1 63.3
Trading Income	2.8	7.5	7.5	7.5	7.5
Other Business Profits	▲ 17.5	1.5	1.5	1.5	1.5
Net Bond Gains	▲ 15.1	0.0	0.0	0.0	0.0
Net Business Profit (before deduction of General Loan Loss Reserve)	*1 45.3	*1 60.0	*1 64.0	*1 71.0	*1 78.6
Net Business Profit	*1 45.3	*1 60.0	*1 64.0	*1 71.0	*1 78.6
General Loan Loss Reserves	-	-	-	-	-
Expenses	63.7	64.7	66.6	68.9	71.3
Personnel Expenses	29.1	31.5	33.0	34.5	36.0
Non-personnel Expenses	34.6	33.2	33.6	34.4	35.3
Bad Loan Disposition Loss	*2*3 ▲ 10.1	▲ 9.5	▲ 5.0	0.0	0.0
Net Stock Gains	▲ 0.8	0.0	0.0	0.0	0.0
Stock Amortization	4.1	0.0	0.0	0.0	0.0
Net Operating Income	38.1	65.0	66.0	68.0	75.6
Extraordinary Profit	*3 16.6	0.0	0.0	0.0	0.0
Extraordinary Loss	2.9	0.0	0.0	0.0	0.0
Corporate, Resident and Enterprise Tax	0.1	0.0	0.0	0.0	0.0
Corporation Tax, etc. Adjustments	▲ 7.4	0.0	0.0	0.0	0.0
Profit after Tax	59.1	65.0	66.0	68.0	75.6

*1 Including Loan Trading related earnings *2 Including General Loan Loss Reserve

*3 13.2 bn Yen is included in Extraordinary Profit due to excess break down of General Loan Loss Reserve.

	Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
(Dividends)					(¥1 Bn, ¥, %)
Distributable Profit	162.1	206.0	253.8	302.9	357.7
Total Dividends (incl. interim)	6.9	6.9	7.4	7.9	8.4
Dividend on Common Stock	3.0	3.0	3.5	4.0	4.5
Dividend on Preferred Stock<Public Fund>	1.0	1.0	1.0	1.0	1.0
Dividend on Preferred Stock<Public Fund>	2.9	2.9	2.9	2.9	2.9
Dividend per Stock(Common Share)	1.11	*4 2.22	*4 2.58	*4 2.96	*4 3.32
Dividend Rate (#2 Preferred Stock<Publlic Fund>)	1.00	1.00	1.00	1.00	1.00
Dividend Rate (#3 Preferred Stock<Public Fund>)	1.21	1.21	1.21	1.21	1.21
Payout Ratio	11.66	10.62	11.18	11.61	11.09

*4 Adjusted accroding to stock reverse split of two for one.

(Management Indexes)					(%)
Yield on Interest Earning (A)	1.77	1.58	1.51	1.52	1.55
Yield on Loans (B)	2.19	1.75	1.62	1.62	1.64
Yield on Securites	1.07	1.04	1.19	1.2	1.26
Funding Cost(C)	1.73	1.83	1.66	1.63	1.63
Yield on Deposit (Incl.NCD)(D)	0.59	0.5	0.47	0.5	0.54
Operating Expenses (E)	1.21	1.4	1.3	1.23	1.17
Ratio of Personnel Expenses	0.55	0.68	0.64	0.62	0.59
Ratio of Non-Personnel Expenses	0.61	0.67	0.61	0.57	0.54
Gross Spread (A)-(C)	0.04	▲0.25	▲0.15	▲0.11	▲0.07
Spread Between Loans and Deposits (B)-(D)-(E)	0.4	▲0.16	▲0.14	▲0.12	▲0.08
Ratio of Non-Interest Income	30.26	51.56	48.01	48.03	48.23
OHR (Expense / Gross Business Income)	58.44	51.88	51.00	49.25	47.57
ROE (Net Business Profit / Equity)_*5	6.97	8.48	8.37	8.62	8.85
ROA (Net Business Profit / Assets) (Note)	0.58	0.89	0.89	0.93	0.98

(Note) Mar-03:(Actual Business Profit/Assets) - Mar-04~Mar-07:((Actual Business Profit/(Assets-Guaranty)(Average Balance))
*5 Equity Balance=(year beginning + year-end balance)/2

(Figure 1-2) Profitability Trend (Consolidated Base)

	Mar-02 Actual	Mar-03 Actual	Mar-04 Forecast
<Balance>			(¥1 bn)
Total Assets	8,069.6	6,707.0	7,060.0
Loans	4,801.9	3,502.3	4,330.0
Securites	1,462.3	1,771.0	1,800.0
Trading Assets	444.0	361.2	300.0
Deferred Tax Assets (Ending Balance)	17.7	18.4	18.4
Minority Equity	0.0	0.2	0.2
Total Liabilities	7,446.0	6,027.0	6,325.5
Deposits / NCD	2,260.8	2,576.9	3,470.0
Bonds	2,786.4	1,913.6	1,500.0
Trading Liabilities	173.6	117.5	70.0
Deferred Tax Liabilities (Ending Balance)	0.0	0.0	0.0
Deferred Tax Liabilities due to Reevaluation (End Balance)	-	-	-
Capital Account	623.5	679.8	734.5
Paid-in Capital	451.3	451.3	451.3
Capital Reserves	18.6	18.6	18.6
Legal Revenue Reserves	145.1	194.7	249.3
Difference due to Reevaluation	-	-	-
Difference due to Reevaluation of Securities	5.8	13.2	13.2
Exchange Fluctuation Account	2.8	2.1	2.1
Treasury Stock	▲ 0.0	▲ 0.0	▲ 0.0
(Income Statement)			(¥1 bn)
Ordinary Revenue	236.0	201.2	182.0
Fund Operating Income	155.5	111.3	94.4
Fee Income	11.4	20.8	31.5
Trading Income	1.9	8.5	8.5
Other Business Profits	35.6	29.0	20.6
Other Business Income	31.6	31.6	27.0
Ordinary Expense	196.5	167.2	117.0
Funding Cost	67.1	45.2	34.0
Fee	3.5	4.2	4.0
Trading Fee	0.1	0.0	0.0
Other Business Fee	21.5	34.5	9.0
Operating Cost	69.5	69.7	70.0
Other Ordinary Expense	34.9	13.6	0.0
Loan Write Off	0.2	0.4	
Loan Loss Reserve	0.7	*1 ▲ 11.8	▲ 9.5
General Loan Loss Reserve	▲ 27.0	▲ 69.5	
Specific Loan loss Reserve	27.9	57.8	
Ordinary Income	39.4	34.0	65.0
Corporate, Resident and Enterprise Tax	10.6	*1 15.3	0.0
Corporation Tax, etc. Adjustments	9.7	3.0	0.0
Profit before Taxation	40.3	46.3	65.0
Corporate, Resident and Enterprise Tax	0.3	0.8	0.0
Corporation Tax, etc. Adjustments	▲ 21.2	▲ 7.5	0.0
Return on Minority	0.0	0.0	0.0
Profit after Tax	61.2	53.0	65.0

*1 11.8 bn Yen is included in Extraordinary Profit due to excess break down of General Loan Loss Reserve.

(Figure 2)Capital Adequacy Ratio … Domestic Standard

(Non-Consolidated Basis)

(¥1 bn)

	Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
Paid-in Capital	451.3	451.3	451.3	451.3	451.3
Cumulative Perpetual Preferred Stock	270.4	270.4	270.4	270.4	270.4
Capital Reserve	18.6	18.6	18.6	18.6	18.6
Other Capital Surplus	-	-	-	-	-
Revenue Reserve	4.1	5.5	7.0	8.6	10.2
Free Reserve Fund	-	-	-	-	-
Profit Carried forward to the Following Term	186.3	243.0	300.2	358.7	424.2
Other	-	-	-	-	-
Preferred Fund Certificate	-	-	-	-	-
Revaluation Gain on Securities	-	-	-	-	-
Treasury Stock	-	-	-	-	-
Good Will	-	-	-	-	-
Tier I Total	660.3	718.4	777.0	837.1	904.3
(Tax Effects)	(28.6)	(28.6)	(28.6)	(28.6)	(28.6)
Security Income					
Revaluation Gain of Real Estate	-	-	-	-	-
General Loan Loss Reserve	29.3	34.8	37.3	39.8	42.3
Perpetual Sub Loans	235.9	85.4	38.4	29.4	25.4
Other	-	-	-	-	-
Upper Tier II Total	265.2	120.2	75.7	69.2	67.7
Term Sub Loans	8.5	2.2	1.7	1.2	1.0
Other	-	-	-	-	-
Lower Tier II Total	8.5	2.2	1.7	1.2	1.0
Tier II Total	273.8	122.4	77.4	70.4	68.7
(included in Equity)	(273.8)	(122.4)	(77.4)	(70.4)	(68.7)
Tier III	-	-	-	-	-
Deduction	-	-	-	-	-
Capital Total	934.0	840.8	854.4	907.5	973.0

(¥1 bn)

Risk Assets	4,692.9	5,570.0	5,970.0	6,370.0	6,770.0
On-Balance	4,127.9	4,940.0	5,290.0	5,640.0	5,990.0
Off-Balance	565.1	630.0	680.0	730.0	780.0
Other					

(%)

Capital Adequacy Ratio	19.90	15.10	14.31	14.25	14.37
Tier I Ratio	14.06	12.90	13.02	13.14	13.36

(Figure 2)Capital Adequacy Ratio … Domestic Standard

(Consolidated Basis)

(¥1 bn)

	Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
Paid-in Capital	451.3	451.3	451.3	451.3	451.3
Cumulative Perpetual Preferred Stock	270.4	270.4	270.4	270.4	270.4
Capital Reserve	18.6	18.6	18.6	18.6	18.6
Revenue Reserve	187.8	245.9	304.3	364.3	431.4
Minority Equity of Consolidated Subsidiaries	0.2	0.2	0.2	0.2	0.2
Preferred Fund Certificate	-	-	-	-	-
Revaluation Gain on Securities	-	-	-	-	-
Treasury Stock	0.0	0.0	0.0	0.0	0.0
Adjustment from Foreign Currency Translation	2.1	2.1	2.1	2.1	2.1
Good Will	-	-	-	-	-
Consolidated Adjustment A/C	-	-	-	-	-
Other	-	-	-	-	-
Tier I Total	659.9	718.0	776.4	836.4	903.5
(Tax Effects)	(28.8)	(28.8)	(28.8)	(28.8)	(28.8)
Security Income					
Revaluation Gain of Real Estate	-	-	-	-	-
General Loan Loss Reserve	28.9	34.4	36.9	39.4	41.9
Perpetual Sub Loans	235.9	85.4	38.4	29.4	25.4
Other	-	-	-	-	-
Upper Tier II Total	264.8	119.8	75.2	68.7	67.2
Term Sub Loans	8.5	2.2	1.7	1.2	1.0
Other	-	-	-	-	-
Lower Tier II Total	8.5	2.2	1.7	1.2	1.0
Tier II Total	273.3	122.0	77.0	69.9	68.2
(included in Equity)	(273.3)	(122.0)	(77.0)	(69.9)	(68.2)
Tier III	-	-	-	-	-
Deduction	▲ 3.6	▲ 3.6	▲ 3.6	▲ 3.6	▲ 3.6
Capital Total	929.6	836.3	849.7	902.7	968.1

(¥1 bn)

Risk Assets	4,622.8	5,500.0	5,900.0	6,300.0	6,700.0
On-Balance	4,084.2	4,900.0	5,250.0	5,600.0	5,950.0
Off-Balance	538.6	600.0	650.0	700.0	750.0
Other					

(%)

Capital Adequacy Ratio	20.10	15.21	14.40	14.33	14.45
Tier I Ratio	14.27	13.05	13.16	13.28	13.49

(2) Measures For More Than 30% Below the Target of ROE on Net Business Profit Base of FY2002

《Reasons for the Worse-than-expected ROE on Net Business Profit base Results in FY 2002 Than Forecast in the Revaitalization Plan》

The Bank set the targets of Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu-jun-eki*) and ROE in the fiscal year ending March 2003 to be 68.6 billion yen and 10.88% in the Plan for Restoring Sound Management dated August 2001 prepared by the Bank, but the actual results decreased to 45.3 billion yen (rate of achievement against target: 66.03%) and 6.97% (rate of achievement against target: 64.06%) respectively.

The main factor for the decrease is attributable to a substantial loss which the bank was compelled to post as a result of the failure of the US corporate bond investment as part of fund management by the Bank, which resulted from a deterioration in the US fixed income market caused by the occurrence of the business failure of such large corporations as Enron, WorldCom so forth in a recessionary trend of the economy after the terrorist attacks in September 2001 and public distrust toward overall US corporate accounting practices arising from revelations of dishonest accounting in such corporations. The Bank posted a loss of as much as 20 billion yen in the US corporate bond investments in the fiscal year ended March 2003. Without such loss, the Bank would have posted a Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) of 65.3 billion yen (or the rate of achievement against the target: 95.19%), securing almost the same level of profit as the target in the Plan.

The Bank commenced US corporate bond investment in 2002, shortly after its emergence from the temporary nationalization. The Bank then decided to include foreign currency-related investments as part of its investments with a view to diversifying risk and increasing profitability on liquid funds to be owned and managed immediately after its re-privatization. In this respect, the Bank commenced US corporate bond investment by concluding an agreement with a local asset management firm in the US, specializing in the US corporate bond market to obtain advice, operations agency service, etc., and has since reduced interest rate risk and exchange risk by proper hedging.

However, the investment environment quickly changed due to unexpected events such as the worsening US corporate bond market, etc., caused by the occurrence of the business failures of large corporations such as Enron and WorldCom, followed by a recessionary trend in the US economy after the terrorist attacks and public distrust in overall corporate financial reporting triggered by the discovery of fraudulent accounting practices in the accounts of such large corporations. Under these circumstances, the Bank made a decision to curtail the said corporate bond portfolio in the first half of FY 2002, and has since carried out the sale thereof while taking into account trends in the US corporate bond market.

As a result of proper treatment of impairment loss as well as treatment of the loss arising from the curtailment of the US corporate bond portfolio, the Bank was compelled to post a loss of 20 billion yen as a loss on the US corporate bond portfolio. However, the Bank understands that the impact of such loss on the Bank's earnings is almost over, and believes that it should have no concern about the maintenance and expansion of earnings to be generated from the business base that has been reinforced and expanded in the last 3 years.

《Alternative Measures for Improvement of Earnings》

■ Alternative Measures Taken during FY 2002

Immediately after the Bank learned of the occurrence of the aforementioned loss from US corporate bond investments, it decided to concentrate the Bank's internal resources on business areas with high profitability and to review a further reduction of expenses, and as a matter of the highest priority in management, implemented further measures for drastic cost cutting as set forth below in addition to the continuation and promotion of usual cost-cutting measures. As a result, the Bank succeeded in posting actual expenses of 63.7 billion yen in the fiscal year ending March 2003 as against the target of 70 billion yen set out in the Plan for Restoring Sound Management.

① Integration and efficiency of operating divisions by drastic review of operation flow

The Bank improved productivity per employee and promoted a reduction of the headcount, office expenses and so forth by making best efforts to concentrate operations staff dispersed throughout the divisions and branches in one place to equalize the volume of daily operations for each branch though a thorough integration and efficiency of the operations divisions, including a drastic reviewing of operations flow.

Furthermore, the operations concentration section, previously located at the head office for handling various types of operations such as deposits, foreign exchange, loans, and so forth, was transferred to and integrated into Meguro Computer Center to improve productivity per employee and promote a reduction in the headcount, office expenses and so forth by equalizing the volume of daily operations in the same manner as above.

Moreover, the Bank reduced administrative and archiving costs for business documentation by further promoting non-paper operations, abolishing about a half of the fixed type of business forms, etc., and centralizing the remaining records in the Bank's internal LAN system.

② Reduction of expense and reinforcement of bargaining power by promoting outsourcing operations.

The main role of a subsidiary of the Bank was previously one of dispatching personnel to companies in the group, but this subsidiary found it difficult to secure profit through economies of scale so this business was outsourced to a large specialized company.

Furthermore, facility management business for all the offices of the Bank once conducted by the General Services Division was entrusted *en bloc* to a specialist outside company. This will enable to us reduce the number of the Bank employees and enhance negotiating power for reducing rent, etc., resulting in a further reduction of office expenses and the like.

③ Implementation of career development support system, etc.

In response to surplus staff resulting from the aforementioned measures, the Bank redeployed part its staff to new strategic business areas and continued to support senior staff, and although at one stage the numbers involved was halved

from the peak, these have increased due to further expansion of the scope to senior employees to help them change jobs by implementing the career development support system.

④ Others

The Bank needs to commit funds to advertising to promptly and sharply expand its retail customer base, but based on a performance analysis of the previous year, it has reduced such expenses by about 1 billion yen compared to the previous fiscal year from the viewpoint of expense versus effect.

Furthermore, the Bank has prepared a system thereby for the Chief Financial Officer to be able to promptly check expenses whenever there is any sign of an increase by reforming the internal "Expense Control Guidelines" with a view to reinforcing monitoring expenses in general.

■ Alternative Measures to be Taken in the Future

The Bank was successful in achieving the targets of Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) and Net Income as in the Plan for Restoring Sound Management in both FY 2000 and 2001, and in FY 2002, the Bank achieved the target Net Income and would have almost secured the target Net Business Profit Before General Reserve for Loan Losses if the aforementioned loss from the US corporate bond investments were excluded. Accordingly, the Bank believes that it will safely secure earnings if a temporary loss such as in the previous fiscal term does not occur. To our regret, however, the amount of loan assets held by the Bank sharply decreased to nearly 3,700 billion yen at the end of March 2003, although the quality of loan accounts steeply improved as a result of the order of priority in the past 3 years being put on reviewing loan assets, etc., in which the risk-return relationship was severely distorted. From the viewpoint of the Bank's ideal earning power in the future, the Bank believes it necessary to sharply increase loan assets, etc., from now on while maintaining the present level of the quality thereof.

In this respect, the Bank has carried the banner "Increasing of Loan Assets, Etc." by deciding, as its main earning improvement measure for promotion in this fiscal year, to positively purchase assets in the secondary market where sellers recently been increasing due to steps to increase BIS ratio and the increased needs of diversifying fundraising methods, etc., and it goes without saying the Bank has made efforts to increase loans. Specifically, the Bank has prepared a program to purchase loans and is now actively seeking transactions.

With respect to the non-interest income, the Bank is expected to continue to show stable growth in business areas such as credit trading and securitization in which the Bank has already established a proper position in the market, and private equity and corporate revitalization businesses for which the Bank will make its best efforts in the future.

Thus the Bank forecasts loan assets (average balance) and actual business profit for FY2003 as below.

(1 Billion Yen)

	F Y 2002 Actual	FY2003 Plan
Loan Assets ※	4,128.8	4,150.0
Actual Business Profit	45.3	60.0

※ Loan Assets at the end of FY2002 : 3,673.2 Billion Yen

Furthermore, the Bank shall further endeavor to manage operating expense more efficiently.

Regarding personnel expense, the Bank is aiming to promote more efficient allocation of employees by improving business flow and centralizing operations in the traditional business areas. On the other hand, in the new business areas, the Bank is promoting to aggressively hire professionals for prompt start of business and intention of competitiveness. Thus personnel expense will increase together with expansion of business, however, the treatment of the employees basically links to the Bank's achievement. The Bank intends to manage in consideration of increasing net profits.

Regarding non-personnel expense, the Bank shall further promote to reduce branch space by reviewing the layout of branches and review operational flow including paperless promotion. In addition, the Bank shall make efforts to promote expand Two-Way channels such as Internet and call-center to control expenses related branches and transactions together with higher convenience of retail customers, and reduce advertisement expense by promotion of advertisement in consideration of effectiveness as compared to expense.

Thus the Bank forecasts both personnel expense and non-personnel expense for FY2003 to decrease as compared to the figures in the former plan made in August 2001, as below.

(1Billion Yen)

	Former Plan	New Plan
Personnel Expense	33.5	31.5
Non-Personnel Expense	40.5	33.2
Total	74.0	64.7

(3) Measures for Restructuring of Business

① New Business Strategy For Expansion of Profit (summary)

The Bank's management goal is to contribute to satisfaction of customers and prosperity of clients by providing useful and beneficial financial services to them based upon long-term confidence and relationship between us.

We will rapidly expand the retail banking business through alliance with investors of Partners which are acknowledged as global financial institutions and also actively promote to deal with the advanced businesses and new financial transactions which have been generally carried out only by foreign financial institution as a main player, as well as provide standard financial services we have cultivated in our operations as a long-term credit bank up to date. We have implemented this new bisiness model for about 3 years. We aim to provide better products and services with response to needs of customers b y further expand and reinforce retail bankinng business and investment banking business.

Points of our strategies are as follows.

■ New Corporate Governance:	Segregate Board of Directors and Management Committee. Invite outside directors with full experiences. Establishment of Audit Committee and Personnel Committee.
■ Customer Business Strategy	
Corporate Customers:	Respond to sound fund demands. Purchase loan assets from outside. Provide highly value-added services with full utilization of advanced financial technologies. Expand credit offering and provide high quality financial services to SMEs.
Financial Institutions:	Expand investment products with response to diversified customers' needs. Provide various advice and high value-added financial services.
Individual:	Expand investment products, loans to individuals with response to divarsified needs.Expand remote channels such as telephone banking, internet banking or others. Expand ATM netowork. Promote private banking business.
■ Product and Service Strategy	
Individual:	Provide a variety of investment trust and foreign currency deposit, annuity for individuals, etc. Promote housing loan and other retail loan business. Reconstruct and expand card business
New Finance:	MBO, LBO finance, non-recourse finance, restructured loan finance, lease finance and others.
Credit Trading:	Purchase various financial assets. High- evel expatise, Expand ability to develop comprehensive transactions.
Securitization:	Securitization of financial asset and real estate. Promote by Shinsei group such as Shinsei sucurities, etc.
Derivatives:	Provide hybrid investment products. Financial Strategy advise business.Credit derivative business.
Advisory Services:	Advisory for M&A, business restructuring. Private equity fund business.
Corporate Revitalization Business:	Provide solution- business by combining specialized

	expatise nourished by promoting investment banking business with skills and know-how accumulated by business related bad loan
Asset Management:	Expand investment trust and corporate pension fund-related businesses. Promote business by Shinsei investment management, etc.
■ Management Infrastructure:	Construct high level of risk management system and management information system. Improve customer services and provide new products with active IT investments. Reform the organizartion into decentralized business units.
■ New Personnel Policy:	Throughly implement performance based evaluation, establish a long-and mid-term incentive system, decentralize authority of personnel, and utilize outside personnel.

Management Strategy of new Shinsei

We will rapidly expand the retail banking business through alliance or others with investors of Partners among excellent financial institutions, as well as provide standard financial services we have cultivated through our operations as a long-term credit bank up to date.
We also actively contemplate to deal with the advanced businesses and new financial transactions, which have been carried out, up to date, only by foreign capital financial institution as a major player in Japanese market. Thus, we aim to become totally new financial institution by remarkably expanding the customer services.
In addition, we will strive to provide useful and innovative financial services, always putting first priority on customer needs.



Remarkably expand the customer
Expand transactions with new customers
Maintain transactions with existing customers
Respond to diversified and sophisticated needs
Existing Products and Functions
• Debenture, Deposit
• Whole Sale
New Products and Functions
• Expanding Remote Channel
• ATM Alliances
• Investment Trusts
• Credit Cards
• Loans to Individuals
• Consulting Services
New Products and Functions
• Securitization
• Credit Trading
• New Type Finance
• Advisory
• Corporate Revitalization Business
• Asset Management
Old Japanese Bank
Retail Banking
Fusion in Shinsei
Advanced Business in Japan by Foreign Institutions
Capital Injection from World-wide Financial Institutions
; Strategic Alliance with Investors of Partners

② New Business Strategy for Expansion of Profit (in detail)

a) Buyout by Partners and Framework of Management

The Bank concluded Temporary Nationalization and inaugurated a new start as a private bank when its previous shareholder, the Deposit Insurance Corporation of Japan, transferred all the Bank's common stocks to the Partners. A summary of the takeover by the Partners is stated hereunder.

<<The Partners>>

The Partners is a partnership with its principal office in Amsterdam, established for the purpose of taking possession of the entire Bank through the investment group of numerous world financial institutions, with the United States company, Ripplewood Holdings (hereinafter, "Ripplewood") as its core participant. (kinds of partnership contract)

Parties investing in the Partners include:

- UBS/Paine Webber (USA)
- Deutsche Bank (Germany)
- Mellon Bank Corporation (USA)
- The Bank of Nova Scotia (Canada)
- Banko Santander Central Hispano(Spain)
- RIT Capital Partners (UK)
- GE Capital Commercial Finance, Inc. (USA)
- Travelers Investment Group, Inc. (USA)
- Ripplewood Holdings Group (USA)

<<Purpose of Partners' Investment>>

Immediately after the takeover by the Partners, the Bank strengthened its capital through ¥120 billion of capital injection allocation of common stock to the Partners. The investment by Partners targets the reconstruction of the New LTCB, the improvement of future profitability, and the creation of a solid base of the Bank. Each investor in the group has a long-term perspective for the New LTCB, with most investors planning on continuing investment for 10 to 15 years or more at the time of the takeover..

In addition, we will discuss each business in detail with investors of Partners, which have strategies to newly establish business alliances with us and intend to provide advanced products and services to Japanese customers.

b) Implementation of the New Corporate Governance

The Board of Directors consists of 15 persons, of which 4 directors are active directors concurrently acting as Corporate Executive Officers and the rest are all directors from outside, including representatives of financial institutions among investors of Partners and managers such as managers of large domestic corporations: Mr. Akira Aoki, Mr. Takashi Imai, Mr. Minoru Makihara, and a lawyer: Mr. Nobuaki Ogawa (as of the end of March 2003).

The Bank believe that it has secured a rational corporate governance and decision making process through the appointment of experienced directors and introduction of a world class management, as well as securing shareholders' value of shareholder investors with overseeing of the administration of the Bank's business.

Mr. Paul Volcker, former Chairman of the FRB, Mr.Vernon E. Jordan, and Mr. John S. Reed, former CEO of Citi Group, were appointed senior advisors, and are providing the Bank strategic advice.

<<Board of Directors Meeting and the Management>>

The Bank clarifies the responsibilities and functions of the Board of Directors Meeting and the management, and upgrade the level of decision making related to long-term management strategies, while creating a system which flexibly adapts to changing surroundings and speedily responds to customer needs. Specifically, the major functions of the Board of Directors are the evaluation and supervision of management, and the provision of strategic advice to the management. In daily operations, the Corporate Executive Officers who are appointed by the Board of Directors are responsible and have the authority to engage in decision making and manage the operations of the Bank.

The Bank has recruited a wide range of specialists in the fields of finance and management, both from within and outside Japan, as Corporate Executive Officers. Among 13 Corporate Executive Officers, 5 are non-Japanese (as of the end of March 2003). In addition, a representative management council known as the "Management Committee" was established to deliberate and decide extremely important matters. The Management Committee was held 42 times from April 2002 to March 2003.

The Bank established Personnel Committee with directors from outside organization as members under the Board of Directors Meeting. The Bank intend to consturct transparent process of decision of appointing, evaluating, and paying remuneration for directors, executive officers, and others in important positions. In addition to Board of Statutory Auditors, the Bank established Auditing Committee and contemplate to strengthen the supervising function over business executions of the management.

Furthermore, the Bank has established internal rules to obligate transactions with major shareholders, which may be assumed to give important influence over the management policy of the Bank, to be given a prior consultation with Audit Committee. This enables the Committee taking its position as a third party to check the appropriateness of transactions as to independence and the proper cutoff of business risk from major shareholders, etc.

The Bank will establish, under this new corporate governnance, the management system based on adequate check and balance processes, by clarifying responsibility and authority and by improving transparency in management.

c) Objective of the Management

The Bank shall continue to operate as Japanese bank and Japanese corporation, and shall continue to do business under the laws and business practices of Japan. Nevertheless, through a new capital structure and corporate governance, the Bank is striving to implement an innovative

management and intends to fulfill its unique and important role as a model for the financial sector in Japan.

The Bank place great importance on nurturing mutual trust with customers and long-term and positive relationships, as the Bank confirm that the management's greatest objective is to fulfill customer satisfaction and contribute to customer prosperity by providing useful and valuable financial services to the customers.

At the same time, the Bank will make every effort to secure confidence of customers and the market and to contribute the development of Japanese economy with strong commitment to perform transparent and sound management of the Bank in the light of the social and public responsibilities of financial institutions. Also, R&I raised up rating of the Bank from BBB to BBB+ in April 2003 and S&P raised up rating of the Bank from BBB－ to BBB in June 2003, and then the Bank further aims to improve the rating through raising its credibility by outside rating agencies. Moreover, the Bank aims to list its shares on the stock exchange and convert to an city bank as early as possible. In addition, the Bank envisions to convert to the Holding Company system in order to further improve corporate governance and maximize profit-generating power of our group.

Also, the Bank has established in April 2001,as internal rules, "Corporate Doctrine", thereby to make the management objectives and policies of the Bank thoroughly understood by all the Bank employees.

Corporate Doctrine of Shinsei Bank

- To provide the most superior financial services for the true needs of customers
- To be willing to take appropriate risks
- To conduct business operations with internal controls and with constant scrupulous care
- To make decisions and execute transactions devised by a deep analysis and flexible thinking with maximum speed
- To always observe laws and regulations and internal Bank rules
- To create the place of work for all the Bank employees

d) Basic Policy for the Business Strategy

<<Basic Policy>>

The basic policy behind the business strategy of the Bank is to establish high quality relationship base with existing customers such as corporate customers, financial institutions, individual customers and others, and to provide them not only traditional products and services but to utilize the advanced expertise of Europe and the United States to provide valuable and innovative financial products and services responding to customer needs. As such, we will increase our competitiveness and profitability by shifting the majority of our managerial resources to implement high value-added divisions and products which will distinguish us from other banks, while hiring qualified professionals and investing in advanced systems. In addition, by piling up

the performance and results in accordance with this plan, the Bank further aim to strengthen profitability and thereby to improve it's rating.

The Institutional Banking Group was established to provide best solution to meet the needs of customers, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002.

Regarding corporate transactions, the Bank intends to actively promote loan business and purchase loans from outside. Furthermore, the Bank aims to further strengthen new financing business such as real estate non-recourse loan, acquisition finances, asset securitization business, corporate advisory business and private equity business regarding business construction and M&A and corporate revitalization business utilizing experience and information obtained from bad loan-related business, etc. Regarding financial institutions business, in addition to transactions of debentures, the Bank will expand structured deposits, securitization products and privet-placed investment trusts and others. Furthermore, the Bank intends to actively promote credit trading, credit derivative, loan syndication arrangement and corporate rehabilitation business, etc.

With regard to transactions with individual customers, the Bank has expanded customer base smmothly from start of new retail banking business in June 2001. The Bank intends to promote business to meet life stage of customers by providing more diversificated investment puroducts through "Power Flex" as well as housing loans and other retail loans. The Bank will also further expand private banking business to wealthy customers. In addition, the Bank aims to arrange and expand card business.

Moreover, the Bank aims to expand remote channels by telepone, internet and ATMs. Also, the Bank intends to actively expand branches, which have new fuctions and design, unlike ordinary bank branches, in order to meet warious needs of customers. The Bank will expand channels and servives more efficiently and conveniently.

Furthermore, the Bank will promptly reconstruct functions for providing financial services in the Bank group to the needs of diversified customers taking into account a synergy effect and profitability through establishment of subsidiaries and alliance with other companies.

The Bank also will proceed with the Bank's conversion into an ordinary bank under the "Law concerning the Mergers and Conversion of Financial Institutions" in order to respond to the diversified and sophisticated needs of customers and to provide innovative and attractive services to them. The Bank intends to continue to issue bank debentures "for the time being" after the Bank converts into an ordinary bank taking into consideration the customers' needs and the importance of issuance in our fundraising.

The Bank has continued to pay attention to the customer need and continuously strive to grow into the new type of banking institution. The Bank will further implement this business model to provide products and services suitable for needs of customers speedily, with appropriate response to changes of business environment.

<<Product Strategies and Business Tie-ups>>

The Bank intends to positively develop business in the future including the expansion of business in group companies in order to provide customers with profitable and revolutionary financial products and services by responding to the needs of customers and the market, as well as

provide traditional financial services such as debentures and loans. In concrete, we intend to further expand business areas of value-added, as follows.

- AMS Business to cope with the customers' increasing investment requirements by utilizing advanced know-how of overseas (Investment Trust Advisary Business, Investment Trust Business, Corporate Pension Fund Related Business.Shinsei Investment Management.etc)
- Securitization Business to meet the direct finance needs of the customers (Shinsei Securities, Shinsei Trust)
- Structured Finance Business to match a variety of new funding source requirements (Non-recourse loan, Acquisition finance such as LBO, MBO etc., Securitrization finance, Project finance)
- Finance, Equity Investment, Lease Business to support business development of middle and small sized corporation
- Corporate Advisory Business, Private Equity Fund Business and DIP Finance Business to revitalize the industry and corporate restructuring
(Business reorganizing, M&A, Spin-off, Restruturing etc.)
- Credit Trading Business introducing advanced know-how
- Financial Strategy Advisory Business to enhance risk and financial management utilizing the advanced financial techniques
- Private Banking Business to fulfill total asset management and investment advisory needs of retail customers
- Expansion of remote channels to improve customer's convenience utilizing telephone, Internet, ATMs and other measures
- Lending Business with response to needs of Housing Loan and others for retail customers

e) Strategy for Each Customer Base

<<Corporate Finance Business>>

The Bank has traditionally granted loans to a broad range of corporate customers from those in large and middle classes to small- and medium-sized enterprises. The Bank intends to actively promote loan business to customers with sound financial fundamentals while making effort to secure proper risk-return relations, and purchase loans from outside by cooperation, etc. within the Institutional Banking Group.

Furthermore, to meet various customers' needs, the Bank has actively introduced the state-of-the-art technology to actively develop high value-added businesses such as new financing business (acquisition finances including MBO, LBO, etc., real estate non-recourse finance, and so forth), asset securitization business, private equity transactions developed from corporate advisory functions such as M&A, etc., as well as corporate rehabilitation business utilizing experience and information obtained from bad loan-related business, none of which had been provided by Japanese banks. The Bank intends to further expand customer base by promoting the above businesses in the future.

Moreover, because we are aware of the importance of encouraging business of small-and medium-sized enterprises, the Bank intends to provide loans to small-and medium-sized enterprises making further effort to provide them with a broad range of highly sophisticated financial services developed by the Bank through transactions with large corporations.

With respect to loans, the Bank reduced the amount of loans to be disclosed under the Financial Rehabilitation Law to 233.2 billion yen at the end of March 2003, and has been further promoting early disposals of bad debts by setting aside sufficient loan loss reserves. Thus the Bank intends to further reduce bad debts in the future to make additional effort to structure sound loan portfolio.

<<Financial Institutions Business>>

The Bank has so far enjoyed close transaction relationships through debentures, deposits, etc. with financial institutions such as local financial institutions including regional banks, second-tier regional banks, etc., as well as agricultural financial institutions, life and casualty insurance companies, etc. The Bank considers debentures to be one of its main investment products in the future and continues to smoothly issue debentures in light of the customers' needs and actual market conditions.

Furthermore, in order to meet various customers' needs, the Bank is providing and intends to further expand structured deposits linked to derivatives, etc., alternative investment products (privately-placed investment trusts), securitized products, etc. via Shinsei Securities Co. and others.

Besides providing investment products, the Bank has steadily achieved results in its effort to provide highly value-added products and services such as credit trading and credit derivatives to meet the customers' needs for financial restructuring, securitization of residential mortgages to meet fundraising needs, and loan syndication arrangement, etc. to match the corporate customers' needs for expanding fundraising avenues and the financial institution customers' investment appetite. In addition to these businesses, the Bank intends to actively develop corporate rehabilitation business for our customers' subsidiaries and our main customers by fully utilizing the Bank's problem-solution capabilities.

<<Retail Customer Business>>

The Bank has, since the commencement of its new management regime, positioned retail banking as an important strategic business area to be dramatically strengthened. More specifically, the Bank successfully made a positive investment in information technology in realizing a dramatic improvement for the convenience of remote channels such as telephone, the Internet, ATM networks, etc. providing services 24 hours a day and 365 days a year. The branches were entirely refurbished to be operative until 7:00 p.m. by improving services between the head office and branches, and with respect to the provision of financial products, the Bank has prepared the system to be able to provide housing loans with unique product characteristics in addition to foreign currency denominated products, investment trusts, credit cards, pension products to meet the needs and life stage of customers.

With respect to the investment attitude of individual customers, funds are increasingly concentrated to deposits and saving accounts because of the recent stronger risk adverse attitude, but in a continued very low interest rate environment, in a medium–term perspective, there seems to be a stronger need than before of shifting from deposits and savings to investment products such as stocks, investment trusts, foreign currency denominated products, variable annuity, and so forth. Furthermore, customers' expectation for housing loans and other borrowings seems equally significant. In responding to these customers' needs, the Bank has a basic policy to establish long-term relationships with them as their partner. In this respect, the Bank intends to further reinforce

consultancy-type services to customers desiring comprehensive advice on asset management and control not limited to the provision of savings products alone. Needless to say, the convenience of customers should continue to be further improved by the utilization of information technology.

With respect to operational process, the Bank succeeded in realizing a drastic reduction of branch operations by introducing concentrated handling method at the operations center by utilizing information technology. The Bank shall continue its effort to establish accurate, prompt and low cost operations by preparing capacity to effectively handle expanding transaction volume.

More specifically, the Bank is mainly carrying out the following initiatives.

1) Expansion of the new retail banking business

Taking the occasion of the first anniversary on June 5, 2001 of the change of name to Shinsei Bank, Limited, we started our new retail banking business. More specifically, we are carrying out the following initiatives.

(a) Satisfactory performance of "Shinsei General Account: Power Flex"

"Power Flex" enables customers to speedily open an account using a simple application form and carry out transactions in yen deposits, foreign currency deposits, mutual funds and bonds. The Bank also implemented offering services that enable customers to carry out various transactions 24 hours a day every day by telephone or by the internet.

Given the favorable reaction of customers owing to the high convenience, the total deposit amount including yen and foreign currency deposit and mutual funds of "Power Flex" exceeded 1,300 billion yen, favorite performance.

Furthermore, the Bank began to offer variable annuities and fixed annuities for individuals that were forgiven by deregulation of insurance business for banks from October 2002. The Bank are supplied annuity products by Hartford insurance and Alico Japan in response to individual customer's needs. Thus the deposited amount at the end of March 2003 reached approximately 4 billion yen.

(b) Transformation of branches to financial centers

Starting from the transformation of the Head Office to a financial center on June 5, 2001, we are making similar changes to all the branches one by one (24 branches were already changed as of the end of March 2003). A financial center creates a space that goes beyond the standard image of traditional bank branches. The Bank opened Roppongi and Meguro SFCs in December 2001, Hiroo SFC in July 2002, and LaLaport SFC in March 2003. LaLaport SFC is our first in-store branch, and opens 364 days a year. In addition, the Bank opened Futakotamagawa SFC near the station in Setagaya ward in June 2003. Moreover, from the view of seeking for better locations and efficiency of using space, we implemented to reopen branches. Shinjuku SFC and Shibuya SFC reopened in the 2nd half of FY2002, furthermore, we opened Shiodome Shio-Site SFC, replacing Hibiya SFC, and Roppongi Hills SFC, replacing Roppongi SFC, in April 2003. We aim to obtain new customers by these 2 SFC, the only full-service branches in the extra big projects in Japan. In addition, we replaced Nagoya SFC. We further plan to open new retail branches and

reopen branches in suitable locations such as center areas of business and commercial trade.

2) Drastic organizational changes

Taking the occasion of the recent launch of the new retail banking business, the "Individual Banking Group" changed its name to the "Retail Banking Group" in July 2001 and carried out drastic organizational changes aimed at promoting and improving its functions in the development of businesses and branches. Specifically, after that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group, we established Wealth Management Division in order to deliver the high value-added financial products and services business promotion for wealthy individual customers. Moreover, we established Specialty Products Division in order to introduce mutual funds and other investment products in March 2003, and Retail Loan Division to promote real estate loan products (mainly housing loans) for retail business in June 2003.

3) Improving and increasing remote channels

The Bank started offering ATM services 24 hours a day 365 days a year from June 5 2001. Concerning ATM tie-up, in addition to alliance with city banks, trust bank and postal savings, the Bank tied up with IY Bank in December 2001 and the customers who opened "Power Flex" can use the ATMs in "Seven Eleven" 24 hours a day 365 days a year for free. Moreover, the Bank entered into an alliance with Keihin Kyuko in March 2002, and the customers who opened "Power Flex" can use the ATMs set in Keikyu line station from 6:00 to 24:00. "Keikyu Station Bank" settled 41 ATMs at 33 places as of the end of April 2003, and they will be expanded. We are going to endeavor to improve the convenience of customers in the use of ATMs by continuing to further increase tie-up partners and by other measures.

We also promoted the diversification in card functions following the launches of J Debit Service in July 2001 and International Cash Services in August 2001. Concerning credit card business, we decided to tie-up with American Express International, Inc.(Japanese subsidiary) regarding marketing, and supplying customers with Shinsei-American Express Card from August 2002. The Bank intends to further arrange and expand card business.

4) Housing loans

With respect to housing loans, we view them as an important pillar for expanding our customer base.

As regards the tie-up related to "Good Loan," a new type of loan, which Softbank Finance Group started in June 2001, it has had a smooth start and we intend to increase transactions.

We also started a new housing loan business, "PowerSmart Housing Loan" from February 28, 2002. "PowerSmart Housing Loan" allows customers to shorten repayment period and reduce total interest payment significantly by automatically pre-paying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products.

f) Investment Banking Business ～ "Concentration of Management Resources on New Products and Services"

<<Activity Policy・Consolidation of Organizational Setup>>

Ever since our fresh start, in an effort to diversify our profit structure, our bank has been striving to upgrade and expand our investment banking business through consolidation of management resources. Earnings from investment banking business have over the last fiscal year begun making a solid contribution to the profit structure.

Specifically, we now see a growing number of transactions related to credit trading business and asset securitization to meet customers' needs for streamlining of their balance sheets and for their business reorganization, as well as those involving non-recourse loans centering on real estate. As a result, our position as top Japanese bank player in this business sector is now being established.

Furthermore, to expand our future profit-earning sources, we have started engaging in those business fields that Japanese banks have traditionally not advanced into. Such fields include acquisition finance transactions and private equity transactions based on our corporate advisory functions (including Shinsei Bank's unique risk analyzing function-based credit derivatives and M & As).

Aiming at further cementing the foundation of such investment banking business, in January 2002 we created the Institutional Banking Group ("IBG") by combining the functions of marketing for customers and financial engineering.

IBG, co-headed by the group heads of the customer group and the financial engineering group, is an organization in which the group responsible for corporate customers, as specialist in industrial expertise, and the investment banking group as expert on financial products closely cooperate with each other, providing customers with solution services with higher-than-ever added values in a speedy manner.

Furthermore, we have established a target group of customers from among our customer base, for strategic approaches to them in a continuous and concentrated manner. Specialists belonging to the customer group and the financial engineering team up to develop and provide products that are well geared to customers' needs, and to present proposals in a positive manner to potential customers. Thus Shinsei Bank is proactively exploring profit-earning opportunities.

Through business alliances with or establishment of joint ventures with outside specialized entities, we are also striving to develop a network that can satisfy customers' various needs with regard to certain products, and to expand profit-earning opportunities on the strength of enhanced competitive power and improved efficiency.

In July 2003, we set up the Business Solution Division I and II under the Corporate Business Solution Sub-Group to keep pace with recently increasing business opportunities related to revitalization of businesses and business entities. On the strength of skills developed and information networks built up through bad loan work-out operations, this new division is designed to provide solution businesses covering general business management including business development and capital/managerial setups, in addition to the restructuring of assets and debts.

<<Market Environment>>

Amid the prolonged deflationary economy, the circumstances surrounding business management are steadily worsening, as represented, for example, by low share prices and financial insecurity. With such an uncertain economic situation, the industrial circles in Japan are being pressed more than ever for a business administration with improved efficiency of capital management and better mobility and liquidity.

Given this situation, each business corporation is becoming active in strengthening their competitiveness through consolidation of their management resources by way of reviewing their business lines, resorting to liquidation of or withdrawal from less profitable businesses, disposal of assets, and other steps.

Specifically, business companies are now more active in their moves to make their core business assets (including real estate and loan assets) off-balance-sheet, in an effort to maximize their profit-earning capacity by managing the whole of their balance sheets.

From the viewpoint of diversification investment, their needs for investment in financial products backed by such a variety of assets are now on the increase. So there is also an increasing tendency of business opportunities in distribution aspects supported by investors' networks.

On the other hand, given guidelines under the governmental "Financial Revitalization Program" aimed at an early stabilization of the nation's financial system, financial institutions are being strongly pressed for final disposal of their non-performing loans, stabilization of their management foundation and reinforcement of their profit-earning capacity.

Under the circumstances, not only the banking sector, but also such sectors as of insurance are more inevitably required to realize business restructuring, reorganization, pullback, etc. It is expected that they will implement such drastic steps at an accelerated speed as capital reorganization, in addition to disposal of business assets (such as loans and insurances) and consolidation of peripheral, related businesses.

Amid such a business environment, Shinsei Bank can expect expanded business opportunities in the fields of new products and services. On the strength of our customer base and product-providing ability, and by making good use of human resources and expertise available inside and outside our bank, we are determined to develop business in a more active way than ever.

<<Major Investment Banking Products>>

Aimed at strengthening our profit-earning capacity and stabilizing our profit-earning structure, our bank has been employing the following policy for "selection and concentration" of products we handle in the field of investment banking:

① Market Size

・We have so far been selecting business fields we enter with attention focused on the growth potential of the market size and the potentiality of the market. However, for the future, we will develop new businesses through further collaboration between the division responsible for customers and the one responsible for products, by seizing customer needs proactively.

② Relative Competitiveness

・Thanks to our human resources and information networks we have developed over the two years since our rebirth, we have enjoyed a growing number of contracted transactions related to credit trading, non-recourse loans, securitization, etc.

・Based on that, the markets and our corporate customers have been increasingly aware of our ability to develop businesses. For the future, we will further expand our range of products that will allow our bank to secure a superiority over our peers.

SHINSEI's Competitiveness, Market Attractiveness



SHINSEI 's Competitiveness
HIGH
MEDIUM
LOW
Credit Trading
NRL
Securitization
Corporate Revitalization
Real Estate
Deriv.
Leveraged Finance
FX/ CP
Credit Deriv.
Private Equity
Asset Mgt.Service
Advisory
Debt Underwriting
O Market size
LOW
MEDIUM
HIGH
Market Attractiveness & Opportunities

■Non-Recourse Loan Business

A business model has developed on the part of companies in recent years, separating "ownership" and "management" of commercial real estate centering on office buildings and commercial facilities, in connection with a rising tendency of property-owning companies to streamline their balance sheets. Also as a result of the enforcement of related laws and regulations, the non-recourse type finance market has shown a rapid expansion centering on good-risk properties in the inner-city districts.

Besides, the investor base has been broadening due to the difficulty of management in a low-interest era and the advisability of diversification of risk. Thus a variety of business opportunities are appearing not merely in the origination market but also in the distribution and the secondary market through securitization.

Investment choices now are not limited to senior debts portion, as used to be the case, but are becoming active in the equity portion through such steps as creation of a REITS market.

Along with the expansion of such markets, the profitability and quality of business transactions are now showing signs of leveling off due to intensified competition arising from a sharp increase of the number of market participants. This indicates that it is now more important than ever to seek out good-risk transactions.

At Shinsei Bank, the group responsible for this product and those functions in charge of customers under the Corporate Banking Business Sub-Group and the Financial Institutions Business Sub-Group have been striving to find good-risk transactions through close exchanges of information on market and customer moves and through joint marketing efforts. Consequently, we now enjoy a reputation from customers as the top player in this sector in terms of both quantity and quality.

Moreover, Shinsei Bank is now making efforts to differentiate itself from peers by providing "comprehensive solutions" to customers through offering not only solutions for senior debts portion but also those for providing and arranging the equity portion, trust services and cash management.

On top of that, we inaugurated a multi-asset program for small-lot transactions which we had had difficulty to take up due to cost limitations, in an effort to develop new schemes meeting needs of a wide-ranging customers including small and medium-sized enterprises. This indicates our efforts to expand opportunities for profit earning. Thus we will continue to strive for expanded profit-earning opportunities.

■Credit Trading Business

Given guidelines under the governmental "Financial Revitalization Program," moves toward final disposal of non-performing debts are being accelerated centering on banks.

Furthermore, becoming conspicuous among general business entities' group companies engaging in peripheral financial business lines, besides life insurers and non-bank finance companies, are such moves as business restructuring toward concentration of management resources, disposal of loan assets and insurance assets, etc. for reorganization of business entities themselves, and consolidation of peripheral, related business lines including lease assets.

There also are significantly growing needs for investments in asset-backed repackage bonds with pooled financial assets. The ability to develop comprehensive transactions including

exit strategies by way of securitization, etc. now needs to be enhanced to widen the gap with our peers in terms of competitiveness and profit earning capability.

In this market, too, there is a fierce competition between domestic and foreign financial institutions. At Shinsei Bank, the group in charge of customers as the distribution side and the group responsible for such products cooperate with each other in marketing, starting at the very stage of transaction exploration. Their prompt and appropriate responses lead to conclusion of contracts on large-sized transactions.

Not only for non-performing loans, but also for housing loan credits, consumer loan credits and lease credits, high-level expertise for calculating fair market values based on cash flows or security on the loans in question is indispensable.

Shinsei Bank creates competitive proposals by way of properly grasping investors' needs on the strength of its wide-ranging investor networks, and taking advantage of the "warehousing function" which Shinsei Bank itself strategically holds pending sale by investors, in addition to putting in place professional personnel from inside and outside. Thus, Shinsei Bank is now able to execute securitization through asset-backed securities with pooled multi-asset-type housing loan credits and many non-forming credits as described in "Securitization Business" below.

In this business field, the market is expected to keep expanding in the future. Therefore, we intend to actively develop business opportunities into medium and small size financial institutions and non-bank finance companies. Meanwhile, we also intend to find business opportunities in some part of world markets, thus promoting diversification of markets and risks.

Promotion of the business in question depends on the creation of a thorough risk management organization. In this sense, Shinsei Bank actively recruits professional personnel from outside who are good at the business in question and accelerates standardization of in-house know-how transfer. Thus we have secured an organization and methodology necessary for business development and risk management.

■ Securitization Business

Amid the prolonged asset deflation and financial insecurity, business corporations' financial strategy is increasingly shifting from the traditional debt/capital-oriented one to the management of the balance sheet as a whole including the asset side.

In a parallel move, the range of risk broking items financial institutions handle is expanding from credit granting according to the creditworthiness of the entire business entity in question in what is called "corporate risk," to the risk broking business for the business assets of the entity. Consequently, the existing non-recourse loan and credit trading markets are expanding rapidly.

On the other hand, at the side of investors, their investment choices are being diversified for risk diversification and higher yields. Needs for investment in securitization products against business asset cash flow are growing sharply, causing expectations that securitization business, as broking function will further broaden in the future.

Shinsei Bank, while reinforcing the ability of its securitization team at the parent bank level, has been making an all-out effort to promote the business by joining hands with Shinsei Securities Co., Ltd., for the distribution function, Shinsei Trust & Banking Co., Ltd. for the

bankruptcy remote function, Shinsei Servicing Company for the servicing function, and other group companies.

As a result, we has so far executed many large-lot securitization transactions in such fields as housing loans (RMBS), office building business (CMBS), non-performing pool credit card receivables, and loans owed by corporate borrowers.

For the future, we will continue to expand business opportunities by way of a promotional strategy incorporating functions ranging from product purchase through exit. This is to be realized through close cooperation with the non-recourse and credit trading sectors, and by further expanding collaboration with the investor network-holding group in charge of customers.

■ Corporate Revitalization Business

While final disposal of non-performing loans is being accelerated, business opportunities related to "corporate revitalization" are now sharply increasing, in line with the governmental attempt at changing the Japanese industrial structure as seen in the creation of the governmental Industrial Revitalization Corporation and corporate revitalization work being done by the Resolution and Collection Corporation.

Shinsei Bank, regarding "corporate revitalization business" as one of its future strategic lines, is also striving to build up its promotion ability in that direction, through, for example, creation of the Business Solution Division I and II under the Corporate Business Solution Sub-Group.

Reference to "corporate revitalization business" can mean a variety of potential services as shown below:


Corporate Advisory
(M & A)
Asset
Liability
Equity
Debt Restructuring
Asset Sales (Credit Trading
& Securitization)
Private Equity (Investment &
Arrangement)

Shinsei Bank will make full use of its expertise and information providing ability it has cultivated so far in connection with bad debt disposal-related businesses, and provide expertise it has so far developed with regard to related investment banking products.

In particular, by making active use of skills and information networks we have so far developed in connection with business related to non-performing credit disposal, we aim at

offering comprehensive solutions concerning general corporate management, including business development and capital/management organization, as well as the restructuring of assets and debts.

■Corporate Advisory/Private Equity Business

With regard to corporate advisory business centering on M&Ss, Shinsei Bank has been quick to ascertain customers' needs these years when industrial structure changes and business restructuring have been significantly accelerated, and has established its good position in the market through conclusion of transaction agreements.

For the future, we will develop business opportunities with emphasis on corporate revitalization business, by fully utilizing our expertise and information networks in this sector. However, our business will not be limited merely to brokerage of M&As, but we will strive to provide synergized services for leveraged finances including LBO/MBO, through developing such advisory business.

Concerning private equity business, we expect continuing investment opportunities in connection with spin-outs of group companies due to business restructuring, business disposal/corporate consolidation related to business reorganization, as well as MBO・LBO related to business succession. As one means of corporate revitalization, there also is an increasing trend of prepackage type investment needs for revitalization of legally liquidated companies. In this connection, Shinsei Bank is prepared to respond to such a trend with a flexible investing attitude.

In fiscal 2002, Shinsei Bank established a joint venture, Private Equity Investment Fund, with Itochu Shoji Co. Ltd., and has already executed some investment transactions. We are consolidating our network for this business.

■Derivatives/Credit Derivative Business

In connection with market-related businesses, we have had a stable profit-earning base through such traditional lines as foreign exchange/interest trading, CP underwriting/sale, etc.

With regard to derivative transactions, joint marketing efforts between the groups responsible for customers including the Corporate Banking Business Sub-Group and the Financial Institutions Business Sub-Group are being enhanced, and attention is being paid to development and sale of composite products in line with the needs of customers who have difficulty selecting investment choices due to low interest rates. Thus we have explored new customers in the business sector. In the retail sector, too, we expect needs for new type saving products.

Meanwhile, we also have been active in dealing with credit derivative business whose market has recently been on the upswing. We offer such derivatives as means against credit risk hedge for customers centering on financial institutions. Besides, we also offer high yield, hybrid type products including credit linked deposits and debentures. Thus, we are active in consolidating product mix and enhancing sale strength.

We will beef up our ability to offer products, while consolidating the structure for quick response to customers' needs, thereby actively building up our business.

■Asset Management Business

The Bank has expanded channels to provide mutual funds. Specifically, since 2001, the Corporate Banking Group has also handled over-the-counter sales of mutual funds that started at all our branches in April 2000. Moreover, the specific sales to wealthy individual customers began from December 2001. Concerning products, the Bank is promoting to expand alternatives and private mutual fund targeting corporate companies and wealthy individuals. Furthermore, the Bank has reached agreements whereby the Bank will act as the exclusive sales agent in Japan with Ramius Capital Group, and with Investor Select Advisors. The Bank began to provide their alternative mutual funds to wealthy individuals from autumn of 2002. As a result, the deposited assets of alternative mutual funds to wealthy individuals amounted to approximately 25 billion yen for 15 months, from December 2001.

Concerning investment business, Shinsei Investment Management was opened in April 2003. The company aims to expand capacity of providing various investment products together with the BlueBay Asset Management Co., which is a bond management company of England and the Bank has already allied with. Furthermore, the Bank and Mellon Financial Corporation have reached fundamental agreement concerning providing investment management services to the Japanese pensions market in August 2002.

The Bank's strategy is to offer best products from the viewpoint of customers without being bounded by business lines. The Bank always has continued taking various measures to implement this strategy. As a result, against stagnancy in financial market, the deposited amount of mutual funds reached to about 205 billion yen at the end of March 2003(about 143 billion yen held by the Retail Banking Group and about 62 billion yen held by CBG and FIG, 1.85 times as compared to the figure at the same period of 2002). The Bank will further promote asset management business.

<<Building of Appropriate Business Promotion Organization>>

Positive promotion of new products and services as mentioned above is subject essentially to fostering high-level professional personnel, and building an organization to support and promote such human resources.

In a new business field, the market is still in the process of development and rules on transactions are often not perfectly established. Therefore, customers are often unfamiliar with the contents of products.

In such a situation, in order to carry out business in a proper way, it is necessary to establish in-house rules on the proper product sale approach and on compliance with legal regulations, in accordance with the Financial Instruments Service Law and Identification Law. Also required is appropriate involvement by a checking organization, a risk management organization, etc.

Shinsei Bank is developing a system with for proper organizational management and consolidating in-house rules to meet these requirements. At the same time, we are also promoting construction of a proper business promotion process for stricter compliance with legal regulations, etc.

g) Group Strategy

The Bank are implement the group strategy in which we pursue the synergy of strengthening business bases and improving profitability through distribution of unique and splendid financial services and products.

Specifically, the Bank established Shinsei Securities to distribute securitization products, Shinsei Investment Management to invest various assets related to fund trust, Shinsei Business Finance, JV with Nissin co. ltd. to lend SMEs, Private Equity Fund , JV with Itochu Shoji, and allied with foreign investment management companies, and others. Furthermore, the Bank aims to arrange access points outside Japan to respond to needs of domestic financial institutions, etc, which they want to invest in overseas securities and loan credits. At first, the Bank established Shinsei Capital, non-bank subsidiaries in the US.

Regarding a type of investment, the Bank will examine the wide range of possibility to establish subsidiaries and joint ventures, and alliance etc. corresponding to financial technology and know-how need to be provided. The Bank will also examine the possibility to arrange or consolidate subsidiaries conducting subordinate business with low profitability, or even merge into other company in the same industry to try to achieve scale merit.

Functions required to be discussed in the group strategy should include real estate trust, investment trust/investment advisory, leasing, individual loans, card, internet securities, insurance, and other financial related business.

h) Renovation of Management Infrastructure

<<Fundamental Consideration>>

The Bank widely refreshed the infrastructure of our management in order to put into practice the new management style based upon new corporate governance.

The Board of Directors shall appropriately direct and oversee management in providing managerial guidance, and the management (consists of a part of the Directors and Executive Officers) who have been commissioned to manage the Bank by the Board of Directors must equip the Bank with a sophisticated risk management and management information system, and continue to heighten the function of such system as the greatest management objective.

With respect to the organizational infrastructure, in order to smoothly respond to diversifying customer needs and maximize earnings, the Bank contemplates to reorganize the ordinary division based system into more independent business unit structure. Thus the Bank will further clarify the role and responsibilities so that the Bank constructs the system to more effectively provide the beneficial services to the customers.

Furthermore, the Bank has also focused on important infrastructure such as installation of a system which includes the creation of a new network with the third parties, and the implementation of a performance assessment system which properly values performance.

The Bank shall actively introduce the latest technology from abroad to implement the most advanced management infrastructure in Japan, and shall strive to provide innovative management.

<<Strengthening of organizations and business promotion systems>>

The Bank is restructuring and strengthening its organization on a business unit basis, such as the Corporate Banking Business Group, Financial Institutions Business Group, Individual Banking Group, Financial Engineering Group and Risk Management Group. Such initiatives extend to far as the structure of headquarters and business promotion divisions / branches and are

aimed at enabling the Bank to speedily respond to increasingly diversified customer needs and offer highly specialized financial services.

The Institutional Banking Group was established, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002. Moreover, we re-organized Corporate Banking Business Divisions under the Corporate Banking Business Sub-Group, which is inaugurated along with the establishment of the Institutional Banking Group. In addition, concerning transactions of lending, the function analyzing corporate risk and transaction risk concentrated on credit division in the Head Office, and then business promotion divisions center on promoting businesses. Besides, in order to enable us to make more sophisticated business promotion activities to our customers of the financial institutions according to the characteristic of their section and their various needs, the Bank established FIB V . Moreover, in March 2003, Corporate Business Strategy Group was evolved to become " Corporate Business Solution Group" to pursue more solution oriented business by utilizing accumulated workout skills. In the Sub-Group, "Business Solution Division I and II" were established in July 2003. The new sub-group shall become to cope aggressively, promptly and properly with customer's needs for revitalization. Through changes of organization, we will deliver financial products and services that satisfy increasingly diversified and complex needs of customers facing management challenges, more flexibly and effectively.

The Retail Banking Group launched the new retail banking business in June 5, 2001 in an effort to gradually transform all the bank branches into financial centers. The first of such transformations was in the Head Office (22 branches were changed as of the end of December 2002). Furthermore, the Group changed its name to the "Retail Banking Group" and carried out drastic organizational changes in July 2001 that were designed to expand and improve its functions in the development of businesses and branches. The Bank is arranging and expanding the Group so that we can offer higher-sophisticated financial products and services more flexibly.

We also opened Hiroo SFC in July 2002 after opening Roppongi and Meguro SFCs, the first branches after our bank was renamed Shinsei Bank, in December 2001. Furthermore, we opened LaLaport SFC, which is our first in-store branch. In addition, we opened Futagotamagawa SFC in Setagaya ward on June 25. On the other hand, we are promoting to replace branches in order to seek for better location and utilize space more efficiently. We replaced Shinjuku and Shibuya during the 2nd half of FY2002. Moreover, we opened Shiodome Sio-Site SFC inside Shiodome City Center, replacing Hibiya SFC on April 1, 2003, and we opened Roppongi Hills SFC inside Roppongi Hills on April 25, replacing Roppongi SFC. In addition, we replaced Nagoya SFC on May 6. Unlike ordinary bank branches, they have new functions and design, aimed at highly efficient operation and using less space and staff. We will continue to open and replace branches by taking the locations into consideration.

With respect to our collaboration with Starbucks Coffee, we have opened 9 branches as of the end of March 2003. Given the favorable reaction of customers, we are planning further expansion.

<<Upgrading of Managerial Accounting System>>

In order to promptly and flexibly cope with even severer change in economic environment as well as financial business environment, the Bank has proceeded with the establishment and preparation of managerial accounting system. The Bank has already renewed by fiscal 2002 each product system relating to loan system for corporations, deposit system for corporations, housing

loan system for individuals, deposit system for individuals and other systems, and is under preparation of managerial accounting reporting system based on the database.

By using the managerial accounting reporting system, the Bank is able to, in a timely manner, refer to earnings information for each business unit, each product and each corporate customer and data on various other business to make the management information analysis more sophisticated. More specifically, the contents of analysis are as follows: ① to control monthly earnings for each group based on proper evaluation and measurement of the performance of each business unit (as to retail business, monthly control of earnings for each branch), ② to control earnings and profitability after the allocation of expenses for each product directed to corporations and individuals, and ③ to control earnings and profitability of each corporate customer.

The Bank intends to reinforce a support system by database so as to understand the actual corporate activities from the managerial viewpoint by upgrading this system and to cause the decision making of the management and persons responsible for divisions to be more timely and appropriate by constantly and promptly providing necessary information. Moreover, the Bank intends to introduce a computer system to be commonly used in the Shinsei Bank group with the aim of integrating database in terms of both financial and managerial accounting for all Shinsei Bank Group member companies.

<< IT Strategy >>

For financial institutions, investment on IT (Information Technology) not only supports the creation of sophisticated management and business strategies, but also holds the key to strengthen competitiveness among other financial institutions in various business fields through supporting proper decision making, developing new products, improving customer data bases, expanding new transactional channels and making the business process more efficient.

The Bank will actively invest in areas directly tied to strengthening competitiveness for improving customer service, providing new products and increasing the efficiency of administration. The Bank plans to attain an advanced IT infrastracture in the short-run by introducing the first-class overseas IT technology.

Furthermore, the Bank is now able to implement worldwide development business, actively adopt outside know-how and utilize outsourcing unlimitedly by taking in progressive common infrastructure, which is basically constructed with IP. Hence system has promptly achieved high sophisticated level with low cost.

<<Improvement of Risk Management>>

In order to manage various types of risk while striving to expand stable earnings, the Bank will regard the risk management as a major managerial issue, and will actively pursue sophisticated management of various risks such as credit risk, market risk, liquidity risk, administrative risk, legal and compliance risk. The Bank established in November 2000 "Risk Management Policy", which contained basic understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively control aggregate risks involved in the entire Bank. This Policy is positioned as basic rules for the entire risk control to order to clearly indicate how the entire risks of the Bank to be controlled at present and in the

future. Furthermore, the Bank is proceeding with the reconstruction of policies and procedures related to risk control based on this Policy.

In addition, the Bank has introduced risk-capital method to manage totally the situation of management power and taking risk.

i) New Personnel Policy

<<Fundamental Considerations>>

As part of the preparation of infrastructure of the Bank for the purpose of creating a new corporate culture and developing talented personnel, the Bank has introduced the new personnel system consisting of "Thorough Performance-based System", "Decentralization of Personnel Authority" and "Active Utilization of Outside Personnel" since the Bank inaugurated a new start as a private bank.

The Bank further promote to increase satisfaction of customers and to improve earnings power, resulting in a creation of challenging and acceptable atmosphere among the Bank employees.

<<Complete the Performance-Based Evaluation System>>

In order to promote business which focuses on increasing profitability, we implement a system which shall effectuate the abilities of each employee and motivate each employee to contribute to business, through carrying out result-based evaluation.

Specifically, it is the Bank's policy to establish system of job qualification and salaries, which incorporated job valuation factor. We abolished the classification of Clerical Staff, M Staff, and SE Staff etc. and make a consolidated system as one job skill line and try to get rid of the seniority system. We completely carried out the performance-based and merit system to clarify the link between "contribution" and "evaluation and treatment" and make the payment of bonus once a year in order to completely shift to annual compensation system. We also changed the retirement allowance system reflecting job results rather than length of service or age. In the future, as part of mid-term incentive system for "contribution", the Bank will further introduce stock option system, etc.

On the other hand, the Bank encourages change of occupation by establishing a career development support system for senior staff, and also strengthens to curtail the total number of employees and personnel expenses by outsourcing some businesses such as human resources and general affairs business, and by promoting the efficiency of human resources by drastic review of businesses.

<<Decentralization of Personnel Authority>>

In order to improve sense of contribution to the Bank by exering their maximum ability , the Bank specified francise for evey empolee(with stint of more than 5 years), and abolished the traditional rotational move of personnel. Furthemore, entrusting power over human resources to each business unit by implementing the group system, we have established a system to evaluate employees in accordance with market attributes and also to nurture professional staff in each Group. Nowadays, we have completed to shift the system whereby each group actually decides

recruiting, evaluation and treatment of employees. The Bank intends to maintain the system that enables us to give a quick and appropriate response to more sophisticated and diversified needs of customers.

<<Active Utilization of Outside Personnel>>

We have positively introduced outside professionals and overseas personnel by actively utilizing the increasingly liquidated labor market and carried out the dynamic and strategic expansion and placement of personnel resources in order to respond to sophisticated customer needs, maintain and expand our customer base, and increase profitability.

More specifically, the Bank is actively hiring people with highly specialized skills, mainly in advanced areas respecting financial products, risk management, and information technology as well as in retail banking. About 660 people have been employed since March 2000. More than 80 people of them are non-Japanese nationals. In addition, In April 2001, Shinsei Bank employed 63 new graduates as our first periodic recruitment. The Bank employed 71 in April 2002 and 49 in April 2003 as new graduates. Therefore, as of the end of April 2003, about 40% of shares were the employees whom the Bank has employed after the bank's privatization in March 2000.

③ Net Profit Trends in Major Divisions

<<Domestic banking Group>>

Concerning corporate banking group, most companies are trying to reduce their liabilities in an effort to improve financial balance and balance sheet together with low demand for funds; interest-income was obliged to decrease. However, the Bank will increase interest income to aggressively promote lending to ordinary companies and new type loans, purchase loan assets from outside, and diversify and reduce cost about fundraising. Moreover, the Bank will further expand fee income by provide highly value-added products and services utilized new financial engineering.

Concerning retail banking group, after starting new retail banking business from June 2001, the Bank has been promoting high-convenient business to meet needs of customers. Specifically, the Bank has been expanding customers base by providing debentures, Yen deposit, foreign currency deposit and mutual funds and others by "Power Flex", expanding remote channels such as call-center, internet banking, ATMs, and beginning to offer "PowerSmart Housing Loan" from February 2002. In addition, together with expansion of remote channels and transportation of branches to financial centers, the Bank implemented drastic review of operational flow, which leads to improvement of customers' convenience and reducing cost. The Bank aims to further increase profit by expansion and strength of retail banking business.

<<Financial Engineering Group>>

In financial engineering group, the Bank will provide beneficial, innovative financial products and services by utilizing advanced know-how introduced from the U.S and Europe to the needs of customers. Specifically, within non-recourse lending, credit trading and securitization business, our position as one of top players is being affirmed, due to succeed in several big transactions. Moreover, the Bank is promoting corporate advisory, derivative, private equity, and corporate revitalization business and others. The Bank aims to expand profit by providing highly value-added products and services.

(Figure 5) Net Profit Trend by Business Division

(Non-Consolidated) (¥1 bn)

	Mar-02 Acual	Mar-03 Actual	Mar-04 Forecast
Interest Income	46.7	31.5	24.5
Fee Income	10.5	5.5	7.5
Gross Profits	57.2	37.0	32.0
Corporate Business Group			
Interest Income	10.5	16.2	16.5
Fee Income	0.8	2.4	10.8
Gross Profits	11.3	18.6	27.3
Individual Banking Group			
Interst Income	57.2	47.7	40.9
Fee Income	11.3	7.9	18.3
Gross Profits	68.5	55.6	59.2
Expenses	45.6	39.7	31.9
Profits after Expense Deduction	22.9	15.9	27.3
Domestic Banking Group			
Interst Income	13.8	28.3	19.5
Fee Income	19.7	25.1	46.0
Gross Profits	33.5	53.4	65.5
Expenses	18.0	24.0	32.8
Profits after Expense Deduction	15.5	29.4	32.7
Financial Engineering Group			
Other Group (Profits after Expense Deduction)	19.5		
Grand Total (Profits after Expense Deduction)	57.9	45.3	60.0

(Note) Before considering General Loan Loss Reserve

(Consolidated) (¥1 bn)

	Mar-02 Acual	Mar-03 Actual	Mar-04 Forecast
Interest Income	46.7	30.7	24.5
Fee Income	10.5	5.5	7.5
Gross Profits	57.2	36.2	32.0
Corporate Business Group			
Interest Income	10.5	16.2	16.5
Fee Income	0.8	2.4	10.8
Gross Profits	11.3	18.6	27.3
Individual Banking Group			
Interst Income	57.2	46.9	40.9
Fee Income	11.3	7.9	18.3
Gross Profits	68.5	54.8	59.2
Expenses	45.6	40.1	32.0
Profits after Expense Deduction	22.9	14.7	27.2
Domestic Banking Group			
Interst Income	13.8	19.1	19.5
Fee Income	21.5	35.9	49.0
Gross Profits	35.3	55.0	68.5
Expenses	20.6	28.0	35.7
Profits after Expense Deduction	14.7	27.0	32.8
Financial Engineering Group			
Other Group (Profits after Expense Deduction)	21.2		
Grand Total (Profits after Expense Deduction)	58.8	41.7	60.0

(Note) Before considering General Loan Loss Reserve

④ Restructuring Plan

<<Fundamental Consideration>>

The Bank prepared "Business Restructuring Plan" during the period of Temporary Nationalization and implemented thorough rationalization measures. Furthermore, the Bank has continued to promote improvement in efficiency and rationalization of operations as an important management task since it was privatized. The Bank shall endeavor to further strengthen management power by more reduction of expense by drastic review of operating flow in traditional business areas, distributing most management resources to new business areas.

As a result, the Bank will reduce total operating expenses as compared to the plan revised in August 2001.

<<Number of Personnel>>

The Bank is making effort to promote the efficiency of human resources by drastic review of businesses. On the other hand, the Bank actively has hired highly specialized personnel in such areas as financial products, risk management, information technology, etc, and retail in order to maintain and improve the level of services for customers, start up new business and reinforce important business areas. The Bank intends to hire specialists and assign staff appropriately to meet sophisticated needs of customers.

The Bank will reduce number of employees as compared to the plan revised in August 2001.

Number of Employees (Person)

April 1993 Actual (Peak Time)	March 2003 Plan	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
4,060	2,200	2,055	2,200	2,250	2,300	2,350

<<Personnel Expenses>>

In the traditional business areas, the Bank is aiming to improve cost competitiveness by review of business flow, centralization of operation and active outsourcing. Furthermore, the Bank will take measures as needed to control personnel expenses through career development support system for senior staff and others.

On the other hand, in the new business areas, the Bank is promoting to aggressively hire professionals for prompt start of business and intention of competitiveness. Personnel expenses will increase together with expansion of business, and, treatment of the employees basically links to the Bank's achievement. The Bank intends to manage in consideration of increasing net profits.

The level of personnel expense in the fiscal year ending March 2007 is anticipated to be about 36.0 billion yen (a decrease of about 22% from the peak).

(¥1 Billion)

March 1996 Actual (Peak Time)	March 2003 Plan	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
45.9	29.5	29.1	31.5	33.0	34.5	36.0

<< Non-Personnel Expenses>>

The Bank is making efforts to increase retail customers by promoting to construct Two-Way channels such as Internet and call-center, besides face-to-face service for customers in the branches, in order to control expense related to branches and transactions together with higher convenience to customers.

At the same time, the Bank is implementing reduction of branch space by reviewing the layout of branches, and reviewing operating flow including abolishing papers to reduce printing expense, paper expense, business stationery expense and others.

Furthermore, the divisions in charge of foreign trading operations, bond operations and lending operations moved into the Meguro System Center Building to centralize these common function and construct more efficient operational flow.

In addition, the Bank is implemented other endeavors of cost reduction by outsourcing wage payment and property management of our Head Office, etc. As a result of these efforts as mentioned above, non-personnel expense has moved sideways from FY 1999.

The Bank intends to further promote rationalization and efficiency of management to minimize increasing expense together with anticipated expansion of new businesses

The level of non-personnel expense in the fiscal year ending March 2007 is projected to be about 35.3 billion yen (a decrease of 44% from the peak).

【Non-Personnel Expense】

(¥1 Billion)

March 1993 Actual (Peak Time)	March 2003 Plan	March 2003 Actual	March 2004 Plan	March 2003 Plan	March 2004 Plan	March 2005 Plan
62.9	40.5	34.6	33.2	33.6	34.4	35.3

【Non-Personnel Expense(Excluding Mechanization Expense) 】

(¥1 Billion)

March 1993 Actual (Peak Time)	March 2003 Plan	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
52.5	29.0	27.0	24.7	24.1	24.4	24.8

【Operating Expense】

(¥1 Billion)

March 1993 Actual (Peak Time)	March 2003 Plan	March 2003 Actual	March 2004 Plan	March 2005 Plan	March 2006 Plan	March 2007 Plan
107.9	70.0	63.7	64.7	66.6	68.9	71.3

(Figure 6) Rationalization Transition and Plan

	Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
(Directors)					
# of Directors	18	19	19	19	19
Directors (( ) Part-time)	15(11)	16(11)	16(11)	16(11)	16(11)
Auditors (( ) Part-time)	3(2)	3(2)	3(2)	3(2)	3(2)
Employees(Note)	2,055	2,200	2,250	2,300	2,350

(Note)Total administrative and general affairs employees. Includes full-time secondees to other companies. Excluding non-regular employees, part-time employees and temporary staff.

(# of Domestic and Overseas Branches)

Domestic Branches (Note 1)	(#)	28	29	29	29	29
Overseas Branches (Note2)(Note3)	(#)	1	1	1	1	1
(Reference) Overseas Subsidiaries(Note3)	(#)	2	2	2	2	2

(Note 1) Excluding sub-branch offices, agencies. Smaller branches and in-store branches will be considered for expansion.
We opened Futago-Tamagawa SFC in June 2003.
(Note 2) Excluding sub-branch offices and representative offices.
(Note 3) Overseas business is under review according to business expansion in future.

		Mar-03 Acual	Mar-04 Plan	Mar-05 Plan	Mar-06 Plan	Mar-07 Plan
(Personnel Expenses)						
Personnel Expenses	(¥1 ml)	29,083	31,500	33,000	34,500	36,000
Wage, Remuneration	(¥1 ml)	16,296	18,000	19,000	20,000	21,000
Average Monthly Wage(Note1)(Note2)	¥1000	471	485	493	499	499

(Note1) Average Age-36 years and 2 month (as of end of March 2003)
(Note2) Average monthly wage has prospects of variation due to increasing recruitment on strategic fields and strong association of higher appraisal and high bank performance.

(Directors Remuneration and Bonuses)

Remunerations and Bonuses(Note1)	(¥1 ml)	297	499	499	499	499
Remunerations	(¥1 ml)	297	499	499	499	499
Bonuses(Note2)	(¥1 ml)	0	0	0	0	0
Average Director's(full-time) Remuneration and Bonuses	(¥1 ml)	36	65	65	65	65
Average Directors Retiring Special Bonuses(Note3)	(¥1 ml)	0	—	—	—	—

(Note 1) Total of Personne Expense and profit distribution. Include employee part when doubling as director also.
(Note 2) We plan no future distribution of director bonuses because of its nature as a profit appropriation, it may be reconsidered to start over paying bonuses with full examination of profitability and other management results and with careful consideration of the Bank's future prospects.
(Note 3) Directors' fee, at the time of retirement, will be based on the bank rules cautiously taking profitability into account.

(Non-Personnel Expenses)

Non-Personnel Expense	(¥1 ml)	34,588	33,200	33,600	34,400	35,300
Mechanization Related Expense	(¥1 ml)	7,595	8,500	9,500	10,000	10,500
Besides	(¥1 ml)	26,993	24,700	24,100	24,400	24,800

(Personnel Expense + Non-Personnel Expense)

Personnel Expense + Non-Personnel Expense	(¥1 ml)	63,671	64,700	66,600	68,900	71,300

⑤ Status of Profits at subsidiaries and Affiliated Companies

<<Purpose of Establishment and Status of Management>>

The Bank have established and maintain subsidiary and affiliated companies which support to diversified customer needs in order to specialize, diversify into and efficiently develop business for the response to meet the change of environment surrounding financial institutions. We plan to establish additional subsidiary and affiliated companies that further enhance financial services and products.

■ Domestic Subsidiaries and Affiliated Companies

The affiliated companies of the Bank are developing business corresponding to their expected functions.

Subsidiaries having functions such as agency for administrative operations, research on mortgaged real estate, etc., which are indispensable to the business operations of the Bank, are developing business in almost the same function as the parent bank. More specifically, Shinsei Business Services, Shinsei Real Estate Research Service, etc. fall into this category.

The Bank has established strategic subsidiaries to provide and develop sophisticated financial products and advanced services independently or jointly with other companies, or formed business alliance with other companies to carry out these businesses.
More specifically, the Bank independently established Shinsei Securities Co., Shinsei Trust & Banking Co., Shinsei Investment Management Co. as the asset management company relating to investment trusts, and so forth. In the meantime, the Bank has Shinsei Business Finance, which was jointly established, with Nisshin Corp. to for providing loans to small- and medium-sized enterprises, Raffia Capital jointly established with Itochu Corp. as a private equity fund, and others. The Bank intends to continue conducting a wide range of investigation of the possibility to establish subsidiaries and/or to implement business alliance with other companies for the business to provide highly sophisticated financial products and services. Businesses, which the Bank is expected to enter into or expand in the future, should be investment trusts and investment advisory business, insurance business, leasing business, Internet securities business, loans for individuals and other finance-related business.

The Bank has, other than the above, subsidiaries and affiliated companies to complement functions required for trading business on monetary claims such as credit trading, etc. and credit guarantee business, etc., and in the course of the development of these businesses, the Bank is expected to add a few more companies in the future. In the meantime, Shinsei Servicing Company, the servicer subsidiary (trade name "Shinsei Servicer") is receiving a high reputation in its full-line capability for servicing performing debts as well as bad debts.

■ Overseas Subsidiaries

We had already withdrawn from overseas operations during the period of Temporary Nationalization. Nevertheless, the Bank has recently witnessed an increased willingness of domestic financial institution customers, etc to invest in overseas securities and loan credits. In

this respect, the Bank aims to arrange the access points towards overseas by utilizing know-how and others held by investors of Partners and the Bank's well-experienced management team in order to positively develop and sell advanced financial products to meet the needs of fund management of customers. As a part of this, we opened the non-bank subsidiary in the US. The Bank will also develop access points and business promotion in Europe and other areas.

Moreover, the Bank allied with BlueBay Asset Management, a bond management company in England, which we made joint equity contribution with Barclays Group as July 2001 to expand the capacity of offering the innovative investment products. In addition, the Bank acquired UK subsidiary of Toa Reinsurance with Castlewood Holdings. Thus, the Bank is able to provide solution related to reinsurance runoff management overseas.

With respect to the management of subsidiaries and affiliated companies, the respective divisions in charges within the Bank implements the administration and integrates and control their operations and support their business plan.

<<Trends in Profits >>

The status of profits at subsidiaries and affiliated companies as of March 31, 2003, is shown in Fig. 7, and we intend to continue securing sound management. The Bank will continue appropriate control and examination of the importance, rationale, and function of subsidiaries and affiliated companies.

(Figure 7) Subsidiaries and Affiliated Companies

(Note 1)

(¥1 bn or ¥1 ml) (¥1 mn or ¥1 thou.)

Name of Company	Established Date	Representative	Main Business	Recent Financial Statement (Note 3)	Total Asset	Loans	from Shinsei (Note 2)	Capital	from Shinsei	Net Operating Profit (¥1 ml)	Net Income (¥1 ml)	Consol. or Equity Method
Shinsei Trust & Banking Co.	Nov-96	Hideyuki Nose	Trust Business	Mar-03	14.3	-	-	5.7	5.7	511	337	Cons.
Shinsei Information Technology Co., Ltd.	Aug-83	Osamu Shimamura	Software Development	Mar-03	0.3	-	-	0.1	0.1	52	52	Cons.
Shinsei Business Services Co., Ltd	Feb-85	Hideki Shinmoto	Office Work Agent	Mar-03	0.3	-	-	0.2	0.2	▲36	10	Cons.
Shinsei Real Estate Valuations Services Co., Ltd.	Oct-92	Tokumatsu Iida	Examine real estate valuation	Mar-03	0.1	-	-	0.1	0.1	19	13	Cons.
Shinsei Card Co., Ltd.	Mar-00	Gifford Nakajima	Credit Card	Mar-03	0.5	0.4	0.4	0.0	0.0	▲167	▲178	Cons.
Shinsei Securities	Aug-97	Hiroshi Sasaki	Securities Business	Mar-03	10.0	-	-	9.7	9.7	52	41	Cons.
Shinsei Investment Management	Dec-01	Jun Daikubara	Investment Trust	Mar-03	0.5	-	-	0.5	0.5	▲14	▲14	Cons.
Chowa Building Co., Ltd.	Aug-97	Hideki Shinmoto	Real Estate Management	Mar-03	10.5	9.1	9.1	0.4	0.4	155	79	Cons.
Shinsei Business Finance	Jun-79	Kunio Saito	Financial Business	Mar-03	0.6	0.1	0.1	0.4	0.4	▲106	▲108	Cons.
Dolphin Japan Investment	Sep-01	Ryuutaro Uchiyama	Management of Trust in Real Estate	Mar-03	57.7	57.0	57.0	0.0	-	0	0	Cons.
SME	Mar-03	Clark Douglas Graninger	Financial Business	Mar-03	55.0	53.5	53.5	0.0	-	0	0	Cons.
Shinsei FP	Mar-03	James Modie	Financial Business	Mar-03	21.5	21.5	21.5	0.0	-	▲1	▲0	Cons.
BM Finance	Jan-93	Clark Douglas Graninger	Small Finance, Loan Trading	Mar-03	12.0	0.7	-	0.1	-	1,083	44	Cons.
BM Enterprises	Apr-98	Clark Douglas Graninger	Trading of Money Claim	Mar-03	7.6	-	-	0.0	-	1,665	▲10	Cons.
Shinsei Servicing Company	Oct-01	Atsuhiko Seki	Financial Business	Mar-03	0	-	-	0.5	-	16	9	Cons.
Daihyaku Life Insurance Co	May-86	Clark Douglas Graninger	Guarantee biz	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
YMS Two	Mar-01	Clark Douglas Graninger	Credit Trading	Mar-03	23.4	-	-	0.0	-	5,134	2	Cons.
YMS Four	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	4.4	-	-	0.0	-	9	1	Cons.
YMS Five	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	30.0	30.0	30.0	0.0	-	1	1	Cons.
YMS Six	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
YMS Sevem	May-02	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	5,502	▲0	Cons.
YMS Eight	May-02	Clark Douglas Graninger	Credit Trading	Mar-03	2.1	2.0	2.0	0.0	-	▲0	▲0	Cons.
YMS Nine	Jul-02	Clark Douglas Graninger	Credit Trading	Mar-03	26.8	-	-	0.0	-	546	0	Cons.
YMS Ten	Jul-02	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT1	Dec-97	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT2	Mar-98	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
Exion	May-59	Katsumi Nagashima	Finance Secured Real Estate	Mar-03	14.7	14.1	14.1	0.4	-	218	190	Cons.
Apollo Finance	Feb-98	Masaru Kataoka	Finance Secured Real Estate	Mar-03	6.4	5.9	5.9	0.3	-	11	75	Cons.
Hub Asset Funding Limited	May-97	MM	Trading of Money Claim	Dec-02	0.6	0.6	0.6	0.0	-	▲0	▲0	Cons.
Shinsei Bank Finance N.V.	Mar-76	Shinya Nagata	Financial Business	Dec-02	(Mil) $485	(Mil) $126	(Mil) $126	(Mil) $34	(Mil) $34	(th) $39,268	(th) $37,962	Cons.
Shinsei Capital (USA),Ltd.	May-02	George Shrowitz	Financial Business	Dec-02	(Mil) $2	(Mil) -	(Mil) -	(Mil) $2	(Mil) $2	(th) ▲$1,390	(th) ▲$1,390	Cons.
Raphia Capital	Jul-02	Kazunori Fujii	Private Equity Fund	Dec-02	0.1	-	-	0.1	0.0	11	7	Equity
Hilcot Holdings Ltd.	Nov-02	Adrian Kimberly	Holding Company	Dec-02	(Mil) $47	(Mil) -	(Mil) -	(Mil) $46	(Mil) $23	(th) -	(th) -	Equity
BlueBay Asset Management, ltd.	Jul-01	Hugh Willis	Asset Management	Dec-02	(Mil) £11	(Mil) —	(Mil) —	(Mil) £8	(Mil) £2	(th) ▲£2,204	(th) ▲£2,218	Equity

(Note 1) Denomination is stated in local currency as to overseas subsidiaries and affiliated companies.
(Note 2) Loans form Shinsei include loans and gurantee.

(Note 3) Chogin Card and BM Servicing Company have changed their names to Shinsei Business Finance and Shinsei Servicing Company during the FY. Shinsei Capital(USA) Ltd., due to its establishment, and YMS7, due to the sale of equity, they are now non-consolidated. YMS1 is no longer consolidated due to our sale of its equity. Raphia Capital, due to its establishment, and Hillcot Holdigns Ltd., due to its stock acquisition, equity method is now applied.

(Note 4) Comments on each company

Shinsei Card, Shinsei Investment Management, Shinsei Capital(USA), Ltd., BlueBay Asset Management, Ltd.	arising from excess cost incurred by start-up of new business
Shinsei Business Service	arising from excess cost incurred by sort-out the existing business
Shinsei Business Finance	arising from excess cost incurred by sort-out of Chogin Card and start-up of new business
Shinsei FP, BM Enterprises, YMS Two, YMS Six, YMS Seven, YMS Eight, YMS Ten, CRT1, CRT2, Hub Asset Funding Limited	They are companies to complement functions rrequired for credit trading business. The influence of their profits and losses is slight.

⑥ Measures for Establishing and Utilizing Management Accounting System

The Bank intends to further upgrade the managerial accounting system so as to accurately and flexibly support the management's business judgment and materialize the optimum allocation of management resources by proper evaluation and measurement of the performance of each business unit. For the purpose of consistency between financial accounting and managerial accounting in terms of both profit and loss, the Bank regards profit and loss for the term as the basis of recognizing earnings and expenses and in principle, managerial accounting on a consolidated basis for accommodating diversification of businesses. Moreover, the Bank endeavors to accurately understand risk and cost for each business so as to maximize earnings while controlling risk and cost by controlling profit and loss after deducting risk and cost, not to speak of gross earnings.

For controlling net interest income, the Bank adopts a method based on "spread banking." Base rate on dealers' basis is based on market interest rate corresponding to the term and cash flows for each individual transaction, and each group is responsible for spread earnings while the ALM division is solely, efficiently responsible for the control of interest rate risk. Thus, the Bank intends to thoroughly clarify their responsibilities. The ALM division controls integrated earnings and risk on- and off- balance sheet utilizing JGBs, interest rate swaps and others with the aim of securing and increasing stable earnings on the entire balance sheet.

With respect to cost, cost arising from indirect divisions such as operations divisions and administrative divisions is allocated to front-office divisions, the profit centers, based on a certain allocation criteria and internal transfer pricing. By having the front-office divisions becoming increasingly aware of achievement of goals and evaluation of cost centers in terms of profitability, the Bank intends to continue upgrading the system by understanding option cost, etc.

In the meantime, with respect to business associated with credit risk such as loans, etc., the operation of business and profit and loss control after deducting credit cost is being conducted so as to achieve proper risk and return and improvement of asset quality. With respect to credit cost, the Bank aims to further improve the quality of portfolio by introducing highly sophisticated management method by including the degree of concentration of portfolio and volatility of default ratio in addition to expected loss based on default and collection ratios. On the other hand, market divisions are conducting risk-return control based on VaR method, and so forth.

Moreover, effective this term, the Bank is establishing a framework for optimum limitation on the maximum risk to be assumed and for preparation of efficient balance sheet by allocating risk capital and the measuring profit ratio on risk capital. This will enable measurement of risk in conformity with different business activities and analysis of risk-adjusted performance. In so doing, the Bank will be able to create a balance between risk and capital and shift management resources to more lucrative business areas.

Furthermore, the Bank is steadily introducing management information system (MIS) to enable profit and loss control and managerial accounting to be conducted in a more systematic and analytical manner. The MIS will allow the Bank to achieve more timely, more sophisticated, more accurate managerial accounting that can be used for profit control for each business unit, each product and each customer and the performance control of each division or branch.

3. Measures for Establishing Responsible Management System

(1) Management Policy Based on the Social and Public Responsibility of Financial Institutions

① Fundamental Consideration

The Bank established in April 2001 its corporate identity as mentioned below.

■ The bank will provide the best financial services to the true needs of customers.

■ The Bank will take appropriate risks.

■ The Bank will always conduct business operations with prudent internal control.

■ The Bank will make decision and execution with the speed at the maximum after deep analysis and flexible thinking.

■ The Bank will always observe laws and regulations and internal Bank rules.

■ The Bank will create the place of work for all the Bank employees.

The Bank intends to rationally and speedily construct and promote valuable business fully based on the aforementioned corporate identity, and social responsibility and public duty as a financial institution.

② Compliance System

The Bank recognizes that the observation of laws and regulations, etc. is one of the most important matters for the management, and the Bank is endeavoring to continue proper management of compliance system to respond to social expectations.

<<Measures of Management Compliance>>

Compliance Committee, the Legal and Compliance Division and Compliance Managers manage the compliance system centrally.

The Compliance Committee, chaired by the president, is held at least once a month, and considers and discusses important issues related to compliance. To check the status of promoting compliance by the third party, the Committee invites 2 lawyers as outside members.

The Legal and Compliance Division, manages all the compliance risk and plans and promotes measures for compliance

The Division allocates Compliance Officers to each division, department and branch in order to promote minute compliance system every business.

Compliance managers are assigned at each division and branch. They endeavor to make the consciousness of compliance thoroughly permeated among the employees at division, and regularly report the compliance situation to the Compliance Officers of the Legal and Compliance Division.

Regarding our subsidiaries and affiliates, the Legal and Compliance Division and the divisions, which control them, monitor regularly and conduct appropriate response as needed.

<< Compliance Activities>>

The Bank makes the plan to promote compliance activities, etc every fiscal year to promote arrangement of internal rules, training and review of the system.

Especially, the Bank realizes compliance trainings as important measures to make consciousness of compliance thoroughly permeated among the employees; therefore, the Bank conducts various trainings every year.

③Internal Inspection System

The Internal Audit Division implements internal inspection regularly to every division and main subsidiaries. The Bank always conducts business operations with prudent internal control by responding appropriately to problems the Internal Audit Division points out. In addition, inspection members endeavor to level up their specialty by obtaining qualifications.

(2) Managerial Decision Making Process and Reciprocal System of Checks and Balances

①Fundamental Consideration

The Bank introduced the Corporate Executive Officer system in March 2000 at the same time as the start of the new management system thereby clarifying the allocation of roles between the Board of Directors and the management. Thereafter we have consolidated the new management system and carried out our operations to respond to customers' needs speedily and appropriately, corresponding to changes of business environment flexibly. .

The Bank continues to make efforts to strengthen the function of corporate governance.

② Managerial Decision Making

The fifteen members of the "Board of Directors Meeting" are experienced in business, management and financial issues, out of whom 11 are outside directors(as of the end of March 2003). The Board of Directors Meeting intends to play a role to make a strategic managerial decision-making, to maintain profit of stockholders and to supervise daily business execution by Corporate Executive Officers.

The Bank has recruited a wide range of specialists in the fields of finance and management , both from within and outside Japan, as Corporate Executive Officers. They executes daily business operations. Among 13 Corporate Executive Officers, 5 are non-Japanese (as of the end of March 2003). In addition, a representative management council known as the "Management Committee" was established to deliberate and decide extremely important matters.

With respect to important issues for individual business operation and/or issues to be discussed based on expert knowledge, a Committee across Groups is established to make their decision after deliberations and discussions by people including senior management.

③ Interactive System of Checks and Controls

<<Board of Statutory Auditors and Statutory Auditors>>

The Board of Statutory Auditors was established under the provisions of the Commercial Code, and it makes reports of auditory activities and the setting of auditory policies. The Board of Statutory Auditors also deliberates and decides the important issues for the issues submitted for their approval.

<<Audit Committee>>

The Bank established Audit Committee whose members are Statutory Auditors and outside Directors, while the Inspection Division is positioned to report to Audit Committee, whereby Audit Committee will conduct to supervise the business execution of the management and to receive reports for deliberation on the results of and reform measures for internal control and operations auditing.

In order to secure further soundness in management, the Bank has established internal rules to obligate transactions with major shareholders, etc., which are assumed to give significant influence over the Bank's management policy, to be given a prior consultation to Audit

Committee. This will enable the Bank to check appropriateness of transactions from a third party's position as to whether they are independent from major shareholders, or business risks are properly separated, or others.

<<Nomination and Compensation Committee>>

The Bank established Nomination and Compensation Committee, the subordinate organ of Board of Directors Meeting, whose majority members are outside Directors in order to appoint persons in important positions such as Directors and Corporate Executive Officers and to secure a transparent process of assessing results and deciding compensation.

(3) Active and Timely Disclosure

① Fundamental Consideration

The Bank actively disclose various information concerning management in order to increase the transparency of management and gain a proper understanding of the Bank's financial status and management policies from our customers and investors.

We have a policy of disclosure which does not meet minimum requirements set forth by the law, but satisfy investors interest and needs for information by way of voluntary, speedy and continuous disclosure.

The bank will improve disclosure in the future from the viewpoint of further enhancement of transparency of the management.

② Specific Measures

<<Current Status of Disclosure>>

Specific disclosure tools are as discussed below.

■ Disclosure under Laws and Ordinances

In addition to preparing and making available for perusal of financial statements and supplementary reports under the Commercial Code at the Head Office and the branches of the Bank, we prepare disclosure materials (annual report) under the Banking Law conforming with the standards set forth therein, and make them available for public inspection at our offices, and distribute them to customers as well as to the public.

■ Preparation of Voluntary Disclosure Materials

From FY 1996 we began preparing an "Interim Report" which introduced the status of interim business results as well as managerial policies and topics. From FY 2002, we began to disclose quarter-annual information.

We have published and distributed a pamphlet titled "Shinsei Power News" to individual customers, and have also prepared and distributed widely both domestically and internationally the "Annual Report" and "Interim Report" as English language disclosure documents.

■ Disclosure over the Internet

We implement rapid disclosure by placing information concerning the status of management, profits and losses, finance as well as immediately posting our press release on the Bank's Internet home page. Moreover, we regularly provide all disclosure materials both in Japanese and English.

In addition, we provide the information for persons and companies through the Internet mail if they want, at the time of disclosure.

■ Others

The Bank not only undertake the regular disclosures discussed above, we also strive on a daily basis to provide accurate and meaningful information to customers through direct contact with the customers at various levels of management and Relationship Managers.

<<Measures for Improving Future Disclosure>>

The Bank shall endeavor to improve and expand the contents of future disclosure, and shall engage in more accurate and timely disclosure of information.

The disclosure of bad loans is already implemented as Risk-Monitored Loans (consolidated and non-consolidated basis) as prescribed by laws and ordinances under the Financial Reconstruction Law. Nevertheless, in the future we shall further focus to make easy-to-understand disclosure and expand the contents of disclosure.

(Figure 8) Status of Managerial Meetings and Committees

Meetings / Committees	Chairperson	Members	Division in Charge	Frequency of the Meeting (Rule)	Purpose / Contents of Discussions
Board of Directors Meeting	Chairman	Directors (Statutory Auditors Attend)	Secretariat	As needed (5 times/year)	Business decisions and auditing of directors, execution of business
Board of Statutory Auditors	Statutory Auditor	Statutory Auditors	Office of Statutory Auditor	As needed	Report and approve important auditing matters
Audit Committee	Outside Directors	Statutory Auditors, Outside Directors	Office of Statutory Auditor	once a month	Oversee the business executions of management. Deliberation and report of in-house administration and operation audit.
Personnel Committee	Outside Directors	Outside Directors, etc.	Secretariat	As needed	Designation and decision of remuneration amount for Directors and Executive
Management Committee	President	Full-time Directors, CEOs	Office of Executives	once a week	Organization that approve daily business matters
General Managers Meeting	President	Full-time Directors, Statutory Auditors, CEOs and all GMs	Office of Executives	once a year	Report and Announcement of business plan and performance review of the Bank
ALM Committee	President	Group Heads, GMs	Markets Div.	once a month	Deliberate and set policies concerning medium to long-term ALM management
Compliance Committee	President	Related Directors, Outside Laywers, Group Head (Statutory Auditors), etc.	Legal and Compliance Div.	once a month	Implement measures for complying with Antimonopoly Act, tightening information management, and maintaining credibility, discuss and regulate concerning compliance with other laws and ordinances
Credit Committee	Head of Risk Management Group, Heads of IBG	Related Directors, Related Group Heads, Balance Sheet Credti Div., etc.	Balance Sheet Credit Div, Corporate Risk Mgmt. Div.	once a week	Deliberate and regulate important matters related to domestic and overseas credit transaction including credit limits
Risk Investment Committee	President	related Directors, related Group Heads	Portfolio and Risk Management Div.	As needed	To review and decide portfolio structure and risk/capital allocation, To approve investment transaction, To negotiate, arrange and decide (yes or no) credit transactions subject to submission standards
New Business/ Product Committee New Business	GM of Portfolio and Risk Management Div. (Secretariat)	Related Group Heads, GMs	Portfolio and Risk Management Division	As needed	To review and negotiate new business/products and exceptional types of business/ products.
SME Committee	President	Full-time Directors, related CEOs	SME Committee	More than once a month	To decide on definite policies to accomplish the plan of the Revitalization Plan regarding the loan to small and mid-sized companies, instruct related divisions, and monitor the progress
First Nomination and Compensation Committee	President	Full-time Directors, Group Heads	Human Resources Division	As needed	To train and secure core personnel, promote appropriate posting, secure objective evaluation and fair treatment
Second Nomination and Compensation	GM of Human Resources Division	Personnel Managers of each Group	Human Resources Division	As needed	To train Bank employees below DGM, To promote appropriate posting, To secure objective evaluation and fair treatment
Safety and Sanitation Committee	GM of Human Resources Division	Head of safety and sanitation managers, etc.	Personnel Division, General Services Division	once a month	Deliberate concerning improvements for a safe and sanitary environment Deliberate concerning maintenance and promotion of employee health
Self-driving Safety Committee	GM of Human Resources Division	GM of General Services Div., Retail Bank Sub-Grouop and Administrator of safe driving, etc.	Human Resources Division	As needed	To take administrative measures for safe driving, examine and promote training measures, prepare administrative rules
Commendation and Disciplinary Committee	Director in charge of Relationship Group	GM of Internal Audit Div., Legal and Compliance Div., Operations Planning and Administrateion Div., and Human Resources Div.	Human Resources Division	As needed	Propose commendations, Investigate and clarify scandalous matters and enact personnel sanction plans
Committee for the Education and Promotion of Human Rights	Head of Relationship Group	Related division, branch personnel in charge of administrative affairs	Human Resources Division	once a year	Promote activities which educate concerning human rights

(Figure 9) List of Directors by Assigned Responsibilities

Group	Director in charge	Corporate Executive Officers
Office of Corporate Secretary	Masamoto Yashiro	Chairman and President
Institutional Banking Group	Teruaki Yamamoto	Senior Managing Director Head of Institutional Banking Group
	Clark Graninger	Head of Institutional Banking Group Head of Corporate Banking Business Sub-Group
Retail Banking Group	Sajeeve Thomas	Corporate Executive Officer Head of Retail Banking Group
Finance Group	John E. Mack	Corporate Executive Officer Head of Treasury Group (Chief Financial Officer)
Banking Infrastructure Group	Dhananjaya Dvivedi	Corporate Executive Officer Head of Banking Infrastructure Group
Risk Management Group	Janak Raj	Corporate Executive Officer Head of Risk Management Group
Relationship Group	Koichiro Nakaya	Corporate Executive Officer Head of Relationship Group
Corporate Strategy Division	Masamoto Yashiro	Chairman and President
Legal & Compliance Division	Masamoto Yashiro	Chairman and President
Credit Assessment Division	Masamoto Yashiro	Chairman and President

4. Measures Taken to Prevent the Outflow of Earnings by Dividends or others

(1) Fundamental Consideration

As the Bank embarks on a new start, we set a management policy, which gives attention to the internal retention of profits for the time being, in an effort to stabilize management and to expand its ability to reinvest for expansion of our business base. Through maintaining a strong financial base and expanding profits, we shall endeavor to increase the Bank's credibility and share value, which eventually leads to the situation where the public fund injected to the Banks in equity, is repaid smoothly.

(2) Views concerning Dividends, Director Remuneration and Bonuses

①Consideration Concerning Dividends

With respect to future dividends, the Bank shall seek for the opportunity to restart at our earliest possible, subject to the balance with financial soundness and accumulating profits as well as consideration of managerial performance such as profit trends and future expectation of the Bank. Furthermore, when the Bank lists its shares, it shall decide the level of dividends with consideration of its soundness, payment to shareholders and market trend, etc.

②Consideration for Director Remuneration and Bonuses

Director remuneration and bonuses shall be distributed in accordance with company performance and the degree of contribution, which shall directly lead to increase shareholders' value.

Although we plan no future distribution of director bonuses because of its nature as a profit appropriation, it may be reconsidered to start over paying bonuses with full examination of profitability and other management results and with careful consideration of the Bank's future prospects.

Concerning Directors retirement benefits, we started as a new private bank 3 years ago, thus some Directors will probably retire. Therefore, in this case, we consider paying in obedience to internal regulation, taking deliberately our profit trends and others into account.

<<Dividends>>

The Bank will be permitted to make a statement on payment of dividends in the Plan for Restoring Sound Management only if the following conditions are satisfied. The Bank will also be permitted to submit its amendments to the Plan for Restoring Sound Management, as necessary, for review.

Condition 1: The Bank shall submit its reasonable Plan for Restoring Sound Management, according to which the Bank may procure sufficient funds available for cancellation by the time of compulsory cancellation of its preferred stock, and its payment of common dividends will not affect its procurement of funds for future cancellation;

Condition 2: The Bank's payment of common dividends shall be subject to the maximum yield, which is the same yield as the Bank pays on its preferred stock. For this purpose, the dividend yield of the Bank's common stock shall be calculated on the basis of the issue price of such common stock to be subscribed for by New LTCB Partners pursuant to Section 3.1(2) of the Share Purchase Agreement prior to an IPO and on the basis of at its market price from time to time after the IPO; and

Condition 3: The Bank shall not pay dividends for the fiscal year during which its current profit does not reach the level of such profit set forth in its then-current Plan for Restoring Sound Management (including the case where its cumulative profit does not reach the level of such profit set forth in its then-current Plan for Restoring Sound Management).

If all of the above conditions are satisfied and the initial Plan for Restoring Sound Management is submitted in conjunction with the Closing of the Share Purchase Agreement, but approval is not obtained from FRC, New LTCB Partners may apply the provision of Section 12.3 of the Share Purchase Agreement.

To the extent that the then-current Plan for Restoring Sound Management does not provide for any common dividend or a full-year common dividend in any given fiscal year, the Bank may pay a common dividend for that fiscal year (up to a maximum of the yield described in Condition 2) to the extent that its actual profits for that fiscal year and its cumulative profits through that fiscal year exceeds its current Plan for Restoring Sound Management, only when the Bank may procure sufficient funds available for cancellation by the time of compulsory cancellation of its preferred stock, and its payment of common dividends will not affect its procurement of funds for future cancellation.

The conditions regarding dividends as mentioned above will not be applied after the listing of the Bank.

<<Cancellation out of Retained Earnings>>

(Cancellation of Preferred Stock* Only)

-- The Bank may cancel its preferred stock in whole or in part at any time subject to its satisfaction of the following conditions:

Condition 1: The Bank's equity capital will be adequate after cancellation in the opinion of FSA ;

Condition 2: If the cancellation is a partial cancellation, the Bank's financial resources plan for such cancellation or otherwise with respect to the remaining preferred stock after cancellation is deemed appropriate by FSA; and

Condition 3: The preferred stock shall be canceled at the higher of the fair market value or 400 yen per share.

<u>Cancellation of Both Preferred Stock and Common Stock Together</u>

-- The Bank may state in its Plan for Restoring Sound Management to be amended in the future that it will redeem its common stock and preferred stock on a pro-rata basis in a reasonable manner (in which case the total redemption amount will be divided between the common stock and the preferred stock based on the aggregate fair market value of each class), subject to its satisfaction of the following conditions:

Condition 1: The Bank's equity capital will be adequate after cancellation in the opinion of FSA ;

Condition 2: If the cancellation is a partial cancellation, then as set forth Plan for Restoring Sound Management to be amended, the Bank may procure sufficient funds available for cancellation by the time of the compulsory cancellation of its preferred stock, and the cancellation will not affect its procurement of funds for future cancellation;

Condition 3: The preferred stock shall be canceled at the higher of the fair market value or 400 yen per share; and

Condition 4: The Bank shall not make the cancellation out of its retained earnings for the fiscal year during which its current profit does not reach the level of such profit set forth in its then-current Plan for Restoring Sound Management (including the case where its cumulative profit does not reach the level of such profit set forth in its then-current Plan for Restoring Sound Management).

(*) The preferred issued pursuant to Section 3.2(3) of the Share Purchase Agreement; hereinafter the same.

5. Measures Taken to Execute Smooth Lending and Other Credit Offering

(1) Fundamental Consideration

The Japanese domestic economy has still shown severe and unclear foresight due to the slowed U.S. economy and the deflationary Japanese economy, etc. Reflecting the recent environment, the corporate sector, which has already contained capital investment within the scope of surplus in cash flows generated from the progress in restructuring, is becoming even more cautious in capital investment. Thus the demand for new loans has remained weak.

Loans extended by the Bank continue to remain on a downward trend because of the low demand for funds as described above and also because of a large portion of contractual repayments, etc. Especially, large companies and financial institutions are trying to reduce their liabilities in an effort to improve financial balance and balance sheets. The situation is very severe.

However, the Bank shall promote aggressive lending to sound corporate customers and purchase of loan assets by co-operation within IBG, and aggressive lending to individuals (housing loan and other retail loans) corresponding to their needs, in order to endeavor smooth credit offering.

(2) Specific Measures with respect to Lending to SMEs

The Bank continues to rank SME loans one of the most important issues, and will promote aggressively.

In FY 2003, the downward pressure will continue to be substantial. This is because the demand for new loans remains weak. This is attributable to the large ratio of contractual repayments, etc., repayments have made by affiliated companies of large companies and financial institutions against the background of the trend among groups of large companies to reduce borrowings, and more loans being repaid from low-spirited borrowers which were promoting to restructure and improve balance sheet. However, SME Loan Committee will further actively reinforce SME loans though measures to strengthen SME loans and push hard to achieve the plan.

Specific promotion system and measures are described as below.

《Promotion system to achieve the Plan》

■Organization

To plan and promote concrete and effective measures under the leadership of top management, the Bank established the SME Loan Committee in August 2001.

Chaired by the President, the Committee consists of the President, full-time Directors and related Corporate Executive Officers. The Committee takes the final responsibility for achievement of the target for our loans to small- and medium-sized companies, makes decisions on specific measures for its achievement, and gives directions necessary for related groups and divisions/branches.

Moreover, under this Committee, a secretariat was set up to fulfill its business adjustment function in an effort to actively promote appropriate and effective loans to small- and medium-sized companies, and we also decided to form task force whenever necessary.

■ Appropriate and timely disclosure of information on the progress

Our exposure to small-and medium-sized businesses is regularly reported to the Management Committee. Furthermore, we have already placed into operation a system whereby SME Loan Committee is held at least once a month, where a more detailed monthly performance and schedule of the transactions are reported on a monthly basis, specific improvements are examined, and discussions are held on the measures to accommodate individual company.

We have also made efforts to have the information fully get across all employees concerned, such as promotion policy and its progress by means of documents mainly in the name of SME Loan Committee and also via the Intranet in our Bank.

■ Monthly plan for each Business Division and Evaluation system for contribution

We also made a monthly plan for each Business Division as to loans to small- and medium-sized companies for the term ending March 2003, to monitor the progress at SME Loan Committee on a monthly basis, and to encourage the achievement or give instructions to divisions performing poorly. Moreover, we are placing the promotion activities for loans to small- and medium-sized companies as one of the important evaluation items with respect to the performance evaluation system in each Group, which shall be suitably reflected on personnel and performance evaluation of employees.

《Promotion measures to achieve the Plan》

■ Active business promotion based on substantial risk management

We make a list of a wide range of customers as prospective borrowers of loans to small- and medium-sized companies to actively promote transactions and review it at the Risk Management Section. We will further aggressively promote bushiness to SMEs on the list. Moreover, we will also endeavor to transact business with the companies that we have never done before.

■ Utilization of non-recourse loans

Creditability of non-recourse loans depends on cash flow produced by the secured assets not the assets holders as a whole. Such loans are useful for SMEs whose creditability is low in general.

We are actively encouraging such new type loans with professional staff newly hired from outside of the bank, and establishment of specific division in charge, since we believe such loans are included in our core business from now on. In addition, at the end of January 2002, Institutional Banking Group was established in order to more organically conduct our business among CBBG, FIBG and FEG. This establishment enables us to originate more non-recourse loans with perfect capture of customers' needs.

■ Substantial support for the granting credits to small- and medium-sized companies

In light of the significance in terms of business line in our future business plan as well as its necessity given our branch network, the Bank has decided to strengthen the support for granting credits to small- and medium-sized companies related to securitization and loan trading businesses.

Specifically, we succeeded in a different kind of support to actual credit extension for SMEs through several non-recourse loans to other banks, insurance companies and non-banks that hold a lot of assets to SMEs. In FY2003, we will further encourage these non-recourse loans.

■ Examining an alliance, etc., in promoting loans to small- and medium-sized businesses

To enhance loans to smaller-sized companies and proprietors, to which the Bank has traditionally been only passive in promotion because of the Bank's characteristic, the Bank is now examining to grant new loans to this sector by forming an alliance with partners with strength in the business of granting loans to individuals and small-sized companies.

In FY 2001, we became a sponsor for reconstruction of a non-bank in order to enhance its core business, which went into legal bankruptcy due to a large amount of non-performing loans but has expertise in SME loan business, and then is supporting active promotion of its business.

In FY 2002, Shinsei Business Finance Co., LTD., the new joint venture company between the Bank and Nissin Co., LTD began its operation in November 2002. The company is promoting to lend unsecured business loans to SMEs by business credit management through statistical methodology. The business has started smoothly. The company aims to further expand the business.

(Figure 10-2) Trend of Loan Balance

(Balance) (¥1 bn)

		Mar-03 Actual (A)	Mar-04 Plan (B)
Domestic Loans	Incl. Impact Loan	3,537.1	4,365.0
	Excl. Impact Loan	3,502.4	4,335.0
To small & medium sized Corp. (Note)	Incl. Impact Loan	1,232.2	1,187.3
	Excl. Impact Loan	1,226.3	1,181.4
Guaranteed by Association		-	-
Persona Lodnding (Excl. Commercial Fund)		52.6	242.0
Housing Loan		48.9	228.0
Other		2,252.3	2,935.7
Overseas Loan		136.1	135.0
Total		3,673.2	4,500.0

(Note) Loans to middle-and small-sized companies mean those (including business loans to individuals) extended to companies whose capital or investment is less than 300 million yen (however, 100 million yen for wholesalers and 50 million yen for retailing, food and drink, and service industries), or whose regular employees are less than 300 people(however, 100 people for wholesalers and service industries and 50 people for retailing and food and drink industries). Exculding our consolidated companies and affiliated companies under equity method.

(After taking account the factors needed to calculate increas/decrease and actual amount)

(¥1 bn)

		Mar-03 Actual (Note)	Mar-04 Plan (B)-(A)+(a)
Domestic Loans	Incl. Impact Loan	▲ 435.8	907.9
	Excl. Impact Loan	▲ 432.3	912.6
To small & medium sized Corp.	Incl. Impact Loan	46.8	0.1
	Excl. Impact Loan	41.8	0.1

(Note) Quoting from Figure 10-1 in Report on Implementation of Plan for Restoring Sound Management.

(Factors needed to calculate actual base(Excl. inpact loans))

(¥1 bn, ( )Loans to small & medium-sized Crop.)

	2003 Plan (a)
Disposal of Bad Loans	( )
Write off of Loans (Note 1)	( )
Amount of partial direct write-off (Note 2)	( )
CCPC (Note 3)	( )
Disposal of Assets to Agreed Banks(Note 4)	( )
Other Sales of bad loans	( )
Other Disposal (Note 5)	( )
Liquidation of Assets (Note 6)	( )
Private Placement Bonds and others (Note7)	( )
Subsidiaries etc (Note8)	( )
Total	80 (45.0)

(Note 1)Amount of direct write off for reasons of no taxation (Basic Circular of Corporate Income Tax 9-6-1, 9-6-2,9-4-1,9-4-2)

(Note 2) Amount of partial direct write off implemented for the term.

(Note 3)Amount of final disposal relating to debts sold to the Cooperative Credit Purchasing Company Limited.

(Note 4)Amount of the sale of assets to agreed banks stipulated under Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System. In cases, however, where the exercise of Cancellation Right under the stipulation of Article 8 of "Stock Transaction Agreement" on assignment by our Bank was conducted, a decrease in the amount of loans associated with the exercise is included in the disposal of bad debts in this table, bokked in this column and reflected on the plan and results in the actual figures as mentioned above.

(Note5) Decreasing amount by other disposal of bad loans.

(Note 6)Mainly securitization of normal loans.

(Note 7)Amount of the granting credits (underwriting private placement bonds, etc) is substantially equal to lending.

(Note 8)Net increase of loans to the Bank's conslidated companies and afiiliated companies under equty method which contribute to the granting credit to SMEs.

6. Measures Taken to Secure Profit Sources, which can be applied to Cancellation, Refundment, Redemption or Repayment of the Shares and the Borrowed Money

(1) Views Concerning Cancellation, Refundment, Redemption or Repayment

The Bank, under the Revitalization Law, shall ensure the stability of management and secured sufficient profits by increasing profitability through strengthening its net worth by the public funds injection.

The Bank shall make all the possible effort to increase our corporate and market value so that sales of shares or collection of its investment can be made as soon as possible.

The Bank repaid perpetual subordinated borrowings of 46.6 billion yen to RCC at the end of March 2003.

(2) Trend of Retained Earnings

The Bank already secured internal reserves exceeding the plan, which was revised in August 2001, at the end of March 2003. The Bank intends to steadily increase earnings and to securely accumulate enough reserves in the future, and if write off is conducted by profit, the Bank is expected to maintain enough capital account.

<Projection for Net Income before Tax and Retained Earnings>

(1 Billion Yen)

	March 2004	March 2005	March 2006	March 2007
Net Income Before Tax	65.0	66.0	68.0	75.6
Retained Earnings Before Dividend	247.2	304.6	363.4	429.3

(3) Profit Expectations

(Figure 11) Profit Expectations

(Income : Net Business Profit Basis) (1¥ billion yen)

	Mar-03	Mar-04	Mar-05	Mar-06	Mar-07
Base Scenario (A)	45.3	60.0	64.0	71.3	79.2
Optimistic Scenario (B)		63.0	72.0	79.3	87.2
Difference (B)-(A)		3.0	8.0	8.0	8.0
Pessimistic Scenario (C)		59.5	63.0	69.8	77.2
Difference (C)-(A)		▲ 0.5	▲ 1.0	▲ 1.5	▲ 2.0

Key Assumptions (Basic Scenario)

	Mar-03	Mar-04	Mar-05	Mar-06	Mar-07
Unsecured Over night (%)	0.002	0.01	0.05	0.15	0.25
3 Month TIBOR (%)	0.08	0.14	0.24	0.35	0.48
10 Years JGB (%)	0.70	0.84	0.98	1.12	1.26
Exchange Rate (¥/$)	119	119	119	119	119
Nikkei Stock Average (Yen)	7,973	7,973	7,973	7,973	7,973

Key Assumptions (Optimistic Scenario)

	Mar-03	Mar-04	Mar-05	Mar-06	Mar-07
Unsecured Over night (%)	0.002	1.00	2.00	3.00	4.00
3 Month TIBOR (%)	0.08	1.08	2.08	3.08	4.08
10 Years JGB (%)	0.70	1.70	2.70	3.70	4.70
Exchange Rate (¥/$)	119	119	119	119	119
Nikkei Stock Average (Yen)	7,973	7,973	7,973	7,973	14,000

Key Assumptions (Pessimistic Scenario)

	Mar-03	Mar-04	Mar-05	Mar-05	Mar-07
Unsecured Over night (%)	0.002	0.002	0.002	0.002	0.002
3 Month TIBOR (%)	0.08	0.08	0.08	0.08	0.08
10 Years JGB (%)	0.7	0.7	0.7	0.7	0.7
Exchange Rate (¥/$)	119	119	119	119	119
Nikkei Stock Average (Yen)	7,973	7,973	7,973	7,973	7,973

[Base Scenario]

- Interest rate is assumed to mildly rise for the next 4 years from the current level following a mild recovery of the economy in line with implied forward rate discounted in the market and thereafter.

[Optimistic Scenario]

- Long-and short-term rates are assumed to rise 1% each year due to a smooth recovery of the economy.

[Pessimistic Scenario]

- Interest rates are assumed to move sideways as the present sentiment on the economy continues.

7. Measures Taken to Secure Soundness of Financial Conditions and Soundness and Adequateness of Management

(1) Status of Management of Various Risks

The Bank endeavors to prepare and improve system by positioning risk control as one of the most important issues of the management. The Bank established in November 2000 "Risk Management Policy", which contained fundamental understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively manage the entire risk involved in the Bank, not to speak of credit and market risks. Based on the Policy, the Bank accomplished restructuring risk management related policy, and procedure system, which regulates the specific ways of operation in obedience to the policy.

Regarding the risk-capital method for comprehensive risk management, the Bank measures the volume of ①Credit Risk, ②Market Risk, ③Investment / Equity related Risk, ④ Interest Rate Risk, ⑤Liquidity Risk, ⑥Operational Risk. The Bank manages totally the strength of management power and risk taking by monitoring risk volume of the Bank and situation of the attribution of capital of each Group.

<<Credit Risk>>

(Credit risk management)

With respect to policies and procedures related to credit risk management, the Bank clarifies its standards for specific business operations and credit assessment in various procedures. We are also currently reorganizing these policies and procedures as part of the bank-wide efforts to organize internal rules, so we revised in September 2001 "Credit Policy" in obedience to "Risk Management Policy" as above, and established "Credit Procedure" in January 2002.

The Bank adopts a decision-making process based on consultation and joint approval for making a decision on individual credit transactions in order to secure objectivity and transparency in the approval process. Approval from a decision-making body based on consultation and joint approval centered at Corporate Executive Officers is required for important transactions to correspond to certain standards.

(Internal rating and loan grading management)

Having carried out reviews from the viewpoints of the change in the portfolio situation of our bank and the consistency with external credit rating agencies, the Bank introduced a new internal rating system for its debtors in February 2001 with the following framework.

[Characteristics of the new internal rating system]

- Improved precision of financial modeling and properly reflected qualitative factors to ensure creditworthiness rating.
- Assured consistency with third-party credit rating agencies.
- Compliance with consolidated accounting practices.
- Assured Consistency of credit rating among different sectors.

In practice, the credit rating model, based on credit rating data from third-party agencies, calculates credit rating estimates. Where necessary, aggregate adjustments are added and the ratings are derived.

Moreover, consistency is ensured between the credit rating and the debtor classification by self-assessments. It is also linked to the credit watch mechanism where an early warning will be triggered by material impact on the credit standing of debtors.

In addition to credit ratings of debtors, a facility rating system was adopted in May 2001 from the viewpoint of understanding the credit situation of each facility. The facility rating is based on expected losses that factor in the situation of the preservation of claims.

At the same time, the credit approval authority system also introduced the concept of facility rating in addition to the total amount of exposures to the debtor group thereby establishing a structure for carrying out more appropriate credit assessment.

<<Market Risk>>

As the senior decision-making body for the management of all market risks related to ALMs, banking and trading as well as for the management of liquidity risk, the ALM Committee was established to directly report to President. The ALM Committee determines the overall limit for market risks by establishing the interest rate risk limit for ALMs as a whole and the risk limit related to trading (VAR), among other things, and obtains approval from the Board of Directors.

The Market Risk Management Committee was established at the same time as a subordinate to the ALM Committee. It is chaired by the Head of the Risk Management Group and consists of general managers responsible for market-related operations. The Committee weekly and in a timely manner reports to the management mainly on reports from the Market Risk Management Division as well as the situation of the acquisition of market risk, situation of profit and loss and liquidity of funds.

As sub-rules for "Risk Management Policy" that function as the basic regulations for risk management for the Bank as a whole, the "Asset-Liability Management Policy (ALM Policy)" was established stipulating universal and basic guidelines and norms for appropriately carrying out asset-liability management in banking accounts, while the "Risk Management Policy and Procedures for Trading Accounts" were established for trading accounts clarifying frameworks and procedures thereof.

In addition, two types of provisions listed below are set aside in order to reflect the acquired market-related risks in financial accounting.

1) With respect to credit risk related to derivative transactions, provisions for expected losses are posted according to debtor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential exposures that may arise in the future.
2) With respect to derivative-related transactions in trading accounts, costs for disposing of and reconstructing market-related positions centered on bid and offer costs are posted as the provision related to market liquidity risk.

<<Liquidity Risk>>

In the recognition that the appropriate management of liquidity risk is a prerequisite of stable business operations, the Bank established its "Liquidity Risk Management Policy" that clarifies basic guidelines and norms for liquidity risk management, and stipulates the framework for daily monitoring of liquidity risk.

Moreover, the "Liquidity Crisis Contingency Plan" was adopted for clarifying specific policies and measures to deal with liquidity crisis. The Plan provides for specific procedures related to the exercise and termination of the Plan, specific policies to deal with liquidity crisis and the establishment of the crisis management headquarters at the time of crisis, upon the occurrence of, or expected occurrence of, problems concerning liquidity caused by either external or internal factors.

In addition, as parts of diversification of fundraising measures the Bank has been promoting in the mid-and long term, it has been fundraising with shifting from debentures to deposits and it expanded to issue CLO, etc. The Bank is further making efforts to decentralize liquidity risk.

<<Operational Risk>>

The Operational Risk Section was established within the Portfolio and Risk Management Division in an effort to transfer risks by purchase of comprehensive guaranty insurance for banks and to organize appropriate structures. We also measure maximum loss and risk-capital amount regarding operational risk at some credit level through loss-distribution method.

<<EDP Risk>>

After thorough research, the Bank concluded that it would be difficult for its traditional system environment to support new businesses due to such factors as abilities and cost.

Therefore, the Bank immediately reconstructed the old infrastructure and expanded and improved new functions since April 2000 to support the expansion of its businesses (e.g. improvement in information communications network such as the renewal of LAN / WAN, renewal of intra-net, introduction of PCs with advanced functions and introduction of a unified e-mail server for both internal and external use and change of hardware). The measures taken included the purchase of software packages made overseas, recruitment of experts from outside the Bank, re-training of existing human resources and objective evaluation of systems and strategies by outside parties.

As for EDP strategy, the Bank takes measures to step-by step shift steadily at every function, despite of large-sized shift, in order to reconstruct the system speedily. The Bank is avoiding influence on customers by executing new system after fully excluding risk caused by co-existence of new system and old system

Furthermore, the Bank established a special steam in order to improve soundness, strengthen capacity and make sure to continue operations, which leads to raising the operational level of risk management system. We also established a new backup center in Osaka to make sure to continue operations.

<<Legal and Compliance Risk>>

Legal and compliance division totally inspected the results of compliance program in FY 2001 and made plan of compliance program in FY 2002. The Division reported the contents of both, at the compliance committee in March of 2003.

Moreover, the Bank is making efforts to response appropriately to Identification Law by revising internal procedures and implementing the training courses to related divisions including subsidiaries in order to have information fully get across all employees.

<<Risk Structure at the Bank>>



Management
Entrust Business Operations (Business Plan)
Entrust Risk Management (Establish Risk Framework)
Report Recommendation
Report
[Internal Audit]
Supervisory and Check Functions
～Audit Section～
《Types of Audits》
Audit of Internal Control
Audit of Business
Audit of Administration and Operation
[Front/Back Office]
Execution of Transaction
～Business Group/Branch Offices
《Type of Business>
Lending
Deposit Taking and Issuance of Debentures
Trading
ALM Management
Investment Banking
Provision of Risk Management Infrastructure
Monitoring Recommendation
[Middle Office]
Risk Management Function
～Risk Management Section～
《Risk Management Function》
Credit Risk
Interest Rate Risk
Market Risk
Liquidity Risk
Operational Risk
EDP Risk
Legal Risk
Reputation Risk
Inspection / Audit of Divisions & Branches

(Figure 12) Status of Risk Management

	Risk Managing Dpt.	Current Management System	Matters raised for improvement during this
Comprehensive Risk management	Portfolio and Risk Mgmt. Div.	- Designing and planning a comprehensive risk management system.	- Introduced Risk Capital System
Credit Risk (incl. Country Risk)	Portfolio and Risk Mgmt. Div.	- Quantification and monitoring of credit - Set guidelines and policies - Internal rating system for debtors	
	Risk Mgmt. Planning and Policy Div.	- Designing and developing the way and procedure of examination	
	Balance Sheet Credit Div. Corporate Risk Mgmt. Div.	- Examination and administration of each transaction - Examination and administration of Need Caution Borrowers etc. - Examination and administration of country risk	
	Financial Engineering Risk Management Div.	- Subsequent check of the approved credit matters - Approval/judgment on the procedure of evaluation, rating and reserves of product of FEG and the individual	
	Credit Assessment Div.	- Audit and examination of asset self-assessment (Independent from Credit section)	- Introduced DCF System for reserve estimate of major borrowers those require special supervision and concerned of bankruptcy
Interest Rate(ALM) Risk	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Liquidity and debenture operation in banking accounts - Measurement, evaluation, and report of risks - Overall risk limits are decided at ALM Committee → President approves → Board of Directors approve - Grasp risk volume through integrated on and off balance management - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Markets Div. controls all the credit risk of the banking account	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet
Market Risk	Markets Div. Market Risk Management Div. Financial and Regulatory Accounting Div. Trading and Securities Operations Div.	- Trading account operations - Banking account operations - Measurement, Evaluation, Reporting of Risk - Calculate fair values - Trading business back office - Decide overall risk limits at ALM Committee → President approves → Board of Directors approves - Establish position and loss limit for each risk management unit, within total risk limits - Establish fundamental market risk management policies in a " Risk Management Policy and Procedures for Trading Account" - Provide daily reports via e-mail to Directors concerning the status of profitability and volume of risks held - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	- Put aside reserves for exposures to customers in relation to derivatives based on the total of current exposures and potential exposures that are expected to occur in the future, as in the same manner as on-balance transactions.

Liquidity Risk (Fund Availability Risk)	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Fund Transaction - Measurement, Evaluation Reporting of Risk	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet
		- Independent grasp of fund availability gap by Risk Management Div. and Markets Div. - Make daily report to directors via e-mail concerning the fund availability gap - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Fund availability risk level and gap limit are changed at ALM based on the proposal from Markets Div. and Market Risk Mgmt. Div.	- Decided fund availability risk level and gap limit are changed to be made according to the monthly balance sheet of asset and liability
(Product Liquidity Risk)	Market Risk Mgmt. Div.	- Measurement, Evaluation, Reporting on Risk	- Put aside reserves for disposal and reconstructing costs for market-related positions centered at bid and offer costs in the Trading Account.
Operational Risk	Operations Planning and Administration Div.	- Establishment of administrative procedures, and pursuit for continuous improvement of the level	- Operation Risk was lightened through loss distribution technique
	Portfolio and Risk Mgmt. Div.	- Implementation of self-inspection (more than once a year) and report the results - Establish "Handling Procedures for On line Accidents" to respond to large scale accidents	
EDP Risk	Information Technology Div.	- Implement safety measures that conform with FIASCO safety measure standards - To conform with the above standards, establish the fundamental system risk management policies, "Information System Securities Policies" and "System Development and Maintenance Procedures"	
		- Technically review every new business and changes by professional team on security and business extension	- In terms of intensifying security and business extension, not only new business and changes, but also, current system and infrastructure were reevaluated.
		- Activated Osaka Backup Center for time of disaster - ED Systems Audit Department of the Inspection Div. do the auditing as	- Continued the revision of the plan to level up the business
	Internal Audit Div.	- System inspection by the Inspection Div.	
Legal and Compliance Risk	Legal and Compliance Div.	- Control and manage legal matters including lawsuit in the Legal and Compliance Div. (Legal Department). Give advise to and guide the finance - Legal Department manage the compliance officers appointed in the various divisions, prepare "Code of Ethics", "Compliance Guidelines" and "Compliance Manual" and distribute these to all employees	- Put together 2002 Compliance Program Summary and made plans for 2003 - To correspond to new ID system Law, company procedures were revised and seminars were held.
Reputational Risk	Corporate Communications Div. Legal and Compliance Div.	- Implement the release of accurate information concerning the status and strategies of the Bank, using disclosure publications, Internet and all given opportunities. - Respond to the mass communication in emergency	- Fulfilled the contents of company profile on the Web

(2) Status of Approval Authority on Asset Management

With respect to approval authority for credit/ quasi-credit transactions (derivative transactions, etc. to customers) and others, by decision of Management Committee, approval authorities such as Risk/ Investment Committee, Credit Committee and other levels of approval authority are responsible for the approval authority according to the amount of approval, the amount of total credit to debtor group and other lending conditions, and such approval authority is being strictly operated. In addition, Risk/ Investment Committee has approval authority on investment transactions.

With regard to approval authority for ALM and market transactions, ALM Committee will stipulate the execution policy in connection with ALM based on the Bank's entire risk limit decided by Board of Directors Meeting and with respect to market transactions such as those with customers and for dealing account, the President allocates the limit to Group Heads, etc. at ALM Committee, who further delegate authority to their subordinates within their authority. These procedures were specifically stipulated in "Asset-Liabilities Comprehensive Management Policy" for banking account and "Risk management Policy and Procedures for Trading Account" for trading account.

(3) Status of Assets

(Figure 13) State of loans under Financial Revitalization Law

(¥1 bn)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
Loan in Bankrupt or Reorganized under Legal Proceedings	306.6	306.6	35.7	36.1
Risky Loans	440.1	438.9	99.0	100.2
Loans Requiring Special Supervision	367.0	367.6	98.4	98.6
Sub Total	1,113.6	1,113.1	233.2	234.9
Normal Loans	4,452.0	4,173.0	3,855.0	3,645.6
Total	5,565.7	5,286.1	4,088.2	3,880.5

Status of Reserves

(¥1 bn)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
General Reserves	192.4	191.8	96.6	96.4
Loan Loss Specific Reserves	179.0	178.1	120.0	120.1
Country Reserves	0.2	0.2	0.1	0.1
Reserves for Possible Loan Losses Total	371.5	370.0	216.6	216.6
Reserves for Losses from Sale of Loans	-	-	-	-
Reserves for Disposition of Specific Assets	-	-	-	-
Sub-Total	371.5	370.0	216.6	216.6
Specially Reserved	-	-	-	-
Provision for Write-Off	-	-	-	-
Sub-Total	-	-	-	-
Total	371.5	370.0	216.6	216.6

(Figure 14) Data of Risk Monitored Loan (Note)

(¥1 bn, %)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
Loans under Bankruptcy (A)	200.7	200.7	13.2	13.4
Past-due Loans (B)	476.4	475.2	116	117.3
Past-due Loans (90 days or more, accrual) (C)	93.1	93.6	74.3	74.3
Restructured Loans (D)	273.9	274	24.1	24.3
①Loans with Reduced or Deleted Interest Payments	10.2	10.2	-	-
②Loans with Postponed Interest Payments	-	-	-	-
③Loans against Parties to which Managerial Support is	-	-	-	-
④Loans with Postponed Principal Payments	263.7	263.9	24.1	24.3
⑤Miscellaneous	-	-	-	-
Total (E)=(A)+(B)+(C)+(D)	1044.1	1043.5	227.7	229.4
Part Direct Depreciation	-	-	14.8	14.8
Ratio (E)/Total Loan	20.8%	21.7%	6.2%	6.5%

(Note) The above data is based on the definition of "Disclosure of [Data of Risk Monitored Loan] in Securities Report" prepared by Japanese Bankers Association. (As of March 24, 1998, No 43, 1998 Chou-chou). "Restructured Loans" that fall under several items were placed under most suitable item ①～⑤.

(4) Policies of Write Off and Reserve

The Bank have established "Write Off and Reserve Standard" to set write off and reserve standards based on properly implemented self-assessment. The standard conforms to the Commercial Code, Corporate Accounting Principles, Settlement Accounting Standards, and the "Working Policies" provided by the Japanese Institute of Certified Public Accountants.

The Bank will implement appropriate and conservative self-assessment and write off /reserves conforming to the Financial Inspection Manual, etc.

<<Strengthening the System>>

In order to make transparent in write off and reserve procedures we have a system that the Inspection Division Credit Audit Department, independent from the Risk Management Division and the Credit Division conduct internal audit for the details of self-assessment, write off and reserve procedures, and their results which are conducted by the RM divisions and the Credit Division. Furthermore, the results of self-assessment along with the internal process of control systems are audited by the outside audit firm, as a part of audit about settlement of accounts.

<<Outline of Write Off and Reserve Procedures>>

The write off and reserve procedures for loans and related assets are implemented in accordance with borrower classification standard under the self-assessment as stated below. We also began to implement partial direct write-off from FY 2002.

■ Assets to Normal and Need Caution Borrowers

The Bank figure out the general loan loss reserve amounts by multiplying the classificated asset amounts by the actual loan loss ratio applicable for a certain past period.The Bank further separate Requiring Special Supervision Borrowers from Need Caution Borrowers and figures out the general loan loss reserve amounts by multiplying the classified asset amounts by the actual loan loss ratio applicable of each clasification. However, concerning large-sized Requiring Special Supervision Borrowers, the Bank calculates loan loss reserve amounts by DCF method.

■ Assets to Possibly Bankrupt Borrowers

Regarding large-sized borrowers, The Bank calculates loan loss reserve amounts by DCF method. Regarding the rest, the Bank calculates the asset amount expected to be unrecoverable by deducting the collateral and guaranty values from the asset amounts, and then figures out the necessary reserve amount for each asset out of net unrecoverable amount.

■ Assets to Virtually Bankrupt or Bankrupt Borrowers

The Bank figure out the amount expected to be unrecoverable by deducting the collateral and guaranty values from the asset amounts. Then the Bank write off or reserves for the net unrecoverable amount.

(Figure 15) Status of Disposition of Bad Loans

(Non-Consolidated) (¥1 bn)

	Mar-02 Actual	Mar-03 Actual	Mar-04 Forecast(Note 2)
Bad Loan Writ off Loss(A)	28.9	61.5	▲ 9.5
Individual Reserve for Bad Loans	28.8	57.8	
Loan Amortization, etc. (C)	0.3	1.8	
Loan Amortization	0.2	0.4	
Losses on Debt Transfer to CCPC	-	-	
Loss on Assets Disposal to Agreed Banks(Note1)	-	-	
Other Loan Sale Loss	0.2	1.5	
Losses on Debt Forgiveness	-	-	
Reserve for Loan Sales Loss	-	-	
Reserve for Support of Specific Debtors	-	-	
Reserve for Specific Overseas Loans	▲ 0.2	▲ 0.1	
Reserve for Loss related to Bond Selling	-	1.2	
General Loan Loss Reserves (B)	▲ 26.2	▲ 70.9	
Total (A)+(B)	2.8	▲ 10.1	

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	194.9	141.5	15.0
Gross Direct Depreciation (C)+(D)	195.2	143.3	15.0

(Consolidated) (¥1 bn)

	Mar-02 Actual	Mar-03 Actual	Mar-04 Forecast (Note 2)
Bad Loan Writ off Loss(A)	28.1	60.8	▲ 9.5
Individual Reserve for Bad Loans	27.9	57.8	
Loan Amortization, etc. (C)	0.3	1.9	
Loan Amortization	0.2	0.4	
Losses on Debt Transfer to CCPC	-	-	
Loss on Assets Disposal to Agreed Banks(Note1)	-	-	
Other Loan Sale Loss	0.2	1.5	
Losses on Debt Forgiveness	-	-	
Reserve for Loan Sales Loss	-	-	
Reserve for Support of Specific Debtors	-	-	
Reserve for Specific Overseas Loans	▲0.2	▲0.1	
Reserve for Loss related to Bond Selling	-	1.2	
General Loan Loss Reserves (B)	▲ 27.0	▲ 69.5	
Total (A)+(B)	1.1	▲ 8.6	

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	194.9	141.5	15.0
Gross Direct Depreciation (C)+(D)	195.2	143.4	15.0

(Note 1) Loss on debts sales to agreed banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System.

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Figure 17) Bankrupt Customers in Current Year

(# of Cases, ¥1 bn)

Internal Rating	Internal Rating one Period prior to Bankruptcy		Internal Rating Half Period prior to Bankruptcy	
	# of Cases	Amount	# of Cases	Amount
6A	2	0	1	0
6B	-	-	-	-
6C	-	-	-	-
9A	1	0	2	0
9B	-	-	-	-
9C	2	0	2	0
9D	-	-	-	-

(Note) Based on loan amount

(Reference) Asset Details based on Implementing Measures of Article 3, Item 2 of the Revitalization Law

(¥1 bn)

	Mar-03 Actual
Loans in Bankrupt orReorganized underLegal Proceedings	35.7
Risky Loans	99.0
Loans Requiring Special Supervision	98.4
Normal	3,855.0
Total Balance	4,088.2

<< Management and Collection Measures for Bad Debts>>

The Bank is conducting the central management, disposal and collection of bad debts by the Section in charge under the responsible Headquarters.

In addition, considering that the final disposal of bad debts will have significant influence over the improvement of credit standing of the Bank management, the Bank will positively implement various measures including the sale, and then, providing solution business concerning customers' balance sheet, and active, rapid and appropriate response to needs of their corporate revitalization such as support of their business restructuring, in order to promote earlier disposal. The Bank shall further make efforts to reduce bad loans.

<< Considerations Concerning the Abandonment of Loans>>

In response to requests from customers for the abandonment of loans, we intend to respond prudently in line with the expressed concept in the "Fundamental Management Policies of the Financial Reconstruction Committee" dated January 20, 1999, and "The Guideline regarding Private Liquidation" dated September 19, 2001. We will take all factors into account and examine the following points.

- The customer's restructuring is reinforced by the abandonment of loans, and the abandonment is economically reasonable for the Bank, such as for the purpose of securing the soundness of remaining claims.
- Support for customers through the abandonment of loans make possible to avoid the social losses resulting from corporate bankruptcy.
- The managerial responsibilities of said customers are clarified in the restructuring plan.

(5) Current Status of Unrealized Gains and Losses and Future Policies for Disposition

Evaluation differences on "available-for-sale securities" have been reflected on the stockholders' equity section of the balance sheet since the interim term ended September 2000 by applying the market value accounting, whereby the entire amount of the difference is directly reflected in the equity section. Reevaluation Differences of stocks and others (without consideration of tax effect) at the end of March 2003 were amounted to 23.5 billion yen plus.

The Bank has also a policy of curtailing its equities portfolio considering the risk associated in fluctuation of their prices. The face value and Evaluation Differences of stocks at the end of March 2003 was 21.5 billion yen and ▲0.2 billion yen.

Regarding personal and real property, the Bank has been proceeding with the disposal of its dormitories and houses.

(Figure 18) Overview of Appraisal Profit and Loss (as of March 2003, Non-Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities				
	Bonds				
	Stocks	–	–	–	–
	Other				
	Money Trust				
Sub-sidiaries	Securities	22.0	–	–	
	Bonds	–	–	–	–
	Stocks	17.5	–	–	–
	Other	4.5	–	–	–
	Money Trust	–	–	–	–
Other	Securities	1,711.7	23.5	33.3	9.8
	Bonds	1,424.7	11.3	11.7	0.4
	Stocks	4.0	▲0.2	0.0	0.2
	Other	283.0	12.4	21.6	9.2
	Money Trust	7.0	–	–	–

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	0.1	0.7	0.6	0.6	–
Other Real Estate	–	–	–	–	–
Other Assets (Note 2)	–	–	▲42.5	19.5	62.0

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee

(Figure 18) Overview of Appraisal Profit and Loss (as of March 2003, Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities	21.3	0.0	0.0	0.0
	Bonds	21.3	0.0	0.0	0.0
	Stocks	—	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Sub-sidiaries	Securities	3.6	—	—	—
	Bonds	—	—	—	—
	Stocks	3.6	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Other	Securities	1,711.8	23.6	33.3	9.7
	Bonds	1,425.7	11.4	11.7	0.3
	Stocks	4.0	▲0.2	0.0	0.2
	Other	282.0	12.4	21.6	9.2
	Money Trust	6.2	—	—	—

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	39.1	39.8	▲5.0	0.6	1.1
Other Real Estate	—	—	—	—	—
Other Assets (Note 2)	—	—	▲42.5	19.5	62.0

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee

(6) Trends in Financial Derivative Products

Risk management of derivative transaction (position, profit and loss) is daily monitored unitarily by the Risk Management Division, which is independent from the front office, and reported to the management. The Bank is striving to upgrade the function and control of our system regarding mark to market evaluation and risk management system.

(Figure 19) Summary of Off Balance Transactions

(¥1 bn)

	Contracted Amount Notional Amount		Amount Equal to Credit Risk (Amount of Credit)	
	Mar-02	Mar-03	Mar-02	Mar-03
Financial Futures Transactions	569.9	56.4	—	—
Currency Swap	9,337.9	6,922.3	233.6	185.1
Interest Swap	1,046.5	629.6	94.7	48.6
Forward Foreign Exchange Purchase	472.1	495.0	13.5	11.7
Interest Rate Option Purchase	228.7	277.5	2.4	1.5
Currency Option Transaction	89.4	26.9	3.9	1.0
Other Derivatives	472.1	721.8	57.4	91.3
Effect of Reduction due to Master Netting Agmt.	—	—	▲ 108.0	▲ 72.8
Total	12,216.6	9,129.6	297.5	266.4

(Note) Transactions of Stock Exchange and of original areement executed within two weeks are added to BIS Adequacy Ratio criteria.

(Figure 20) Loan Portfolio by Credit Risk and Cost (as of March 2003)

(¥1 bn)

	Customers with Credit Rating with BBB / Baa or above	Customers with Credit Rating Less Than BB / Ba	Other (Note)	Total
Amount Equal to Credit Risk (Credit Exposure)	132.5	133.9	—	266.4
Credit Cost	75.1	29.1	—	104.3
Credit Risk	57.3	104.8	—	162.1

(Note) Individual transactions (foreign currency fixed deposit) and impact loan related transactions of those with no rating.

<Schedule>

SUMMARY TERMS OF PREFERRED SHARES

1. Name of the preferred share:	Third Series of Type B Preferred Shares of the Long-Term Credit Bank of Japan, Limited ("Preferred Shares")
2. Type and par value or non-par value of the share:	Type B preferred share without par value
3. Number of shares issued:	600 million shares
4. Issue price:	400 yen per share
5. Total issue amount:	240 billion yen
6. Amount not to be incorporated out of the issue price into capital:	30 yen per share (The total amount to be incorporated into capital is 222 billion yen.)
7. Date of subscription:	March 31, 2000
8. Date of payment:	March 31, 2000
9. Date of issuance:	April 1, 2000
10. Date from which the dividend shall accrue:	April 1, 2000
11. Method of issuance:	Issuance by allotment directly to the Resolution and Collection Corporation
12. Preferred dividend:	The amount of the preferred dividend shall be 4.84 yen per share per annum. If the preferred interim dividend is paid in any fiscal year as set forth in Section 13 below, however, the amount of the preferred dividend payable in such fiscal year shall be reduced by the amount of such preferred interim dividend. The first preferred dividend shall be paid in the amount of 4.8 4 yen per share responding to the one year term between Apri l 1, 2000 and March 31, 2001.
(No-accumulation clause)	If the amount of profit distribution on the Preferred Shares falls below such amount of the preferred dividend as set forth above in any fiscal year, such deficit shall not be accumulated to the subsequent fiscal years.
(No-participation clause)	No dividend shall be payable on the Preferred Shares in excess of such amount of the preferred dividend as set forth above.
13. Preferred interim dividend:	The amount of the preferred interim dividend shall be 2.42 yen per share.
14. Conversion into ordinary share:	

(1) Period in which a request for conversion may be filed:	From August 1, 2005 to July 31, 2007 When a certain date ("Record Date") is determined in which shareholders are defined who entitle to exercise their rights at a shareholders meeting of LTCB, the conversion period shall not include the period beginning from the day next to such determination to the date of closure of the shareholders' meeting to which such Record Date shall apply.
(2) Terms of conversion:	The Preferred Shares may be converted into ordinary shares with par value of LTCB ("Ordinary Shares") upon the following terms and conditions:
(A) Initial conversion price:	The initial conversion price shall be determined on August 1, 2005 ("Conversion Start Date") to the amount equal to the market price as of such Conversion Start Date.

If the initial conversion price after such determination would become less than 600 yen ("Minimum Conversion Price"), the conversion price after such determination shall be equal to the Minimum Conversion Price.

If the conversion price after such determination would become more than 800 yen ("Maximum Conversion Price"), the conversion price after such determination shall be equal to the Maximum Conversion Price.

In case the Ordinary Shares are listed or registered on the original ledger of OTC transaction registration (collectively "listed") as of the 45th trading day prior to Conversion Start Date, "Market Price" used herein shall mean the average of daily closing prices (including closing bid or offered prices) during 30 consecutive trading days from "the 45th trading day prior to Conversion Start Date" (excluding trading days without closing price) in the stock exchange*. (*This means stock exchange or OTC stock transaction market which is managed by Association of Stock and Share Dealers with the original ledger as above mentioned ("OTC"). If Ordinary Shares are listed in more than one stock exchange or OTC, this means most frequently traded stock exchange or OTC during such 45 trading days ("Stock Exchange").)

If the Ordinary Shares are not listed as of such trading day, the market price shall mean the amount of net worth per share, which shall be calculated by the following formula:

$$\text{Amount of net worth per share} = \frac{A - B}{\text{Number of the Ordinary Shares issued at the end of the fiscal year} + C}$$

A = Total amount of shareholders' equity reported on the consolidated balance sheet at the end of the latest fiscal year which are made based upon the rules for wordings, forms, and methods set forth in the consolidated balance sheet.

B = Total issued amount of Preferred Shares newly issued at the end of the latest fiscal year

C = Number of Ordinary Shares at the end of the latest fiscal year with assumption that existing type A preferred shares have been converted into ordinary shares in accordance with the terms and conditions set forth in the original contract.

Any fraction less than 1 yen resulted from the above calculation shall be rounded to the first decimal place.

If any of the events occur to which the conversion price shall be adjusted in accordance with the provision of subparagraph (C) below during such 45 trading days (or for the unlisted shares, during the period from the day next to the latest fiscal year end to the Revision Date), the market price described above shall be adjusted in accordance with the provision of subparagraph (C) below.

(B) Revision of the conversion price

The conversion price shall be revised on August 1, 2006 ("Revision Date") to the amount equal to the market price as of such Revision Date. If the conversion price after such revision would become less than the Minimum Conversion Price, the conversion price after such revision shall be equal to the Minimum Conversion Price. If the conversion price after such revision would become more than the Maximum Conversion Price, the conversion price after such revision shall be equal to the Maximum Conversion Price.

In case the Ordinary Shares are listed as of the 45th trading day prior to Revision Date, "Market Price" used herein shall mean the average of daily closing prices (including closing bid or offered prices) during 30 consecutive trading days from "the 45th trading day prior to Revision Date" (excluding trading days without closing price) in the Stock Exchange. If the Ordinary Shares are not listed as of such trading day, the market price shall mean the amount of net worth per share, which shall be calculated by the formula set forth in subparagraph (14)(2) (A).

Any fraction less than 1 yen resulted from the above calculation shall be rounded to the first decimal place.

If any of the events occur to which the conversion price shall be adjusted in accordance with the provision of subparagraph (C) below during such 45 trading days (or for the unlisted shares, during the period from the day next to the latest fiscal year end to the Revision Date), the market price described above shall be adjusted in accordance with the provision of subparagraph (C) below.

(C) Adjustment of the conversion price:

a) If any of the events set forth in subparagraphs ① through (iv) below occur after the issuance of the Preferred Shares, the conversion price (including the Minimum Conversion Price and the Maximum Conversion Price) shall be adjusted by the following formula ("Conversion Price Adjustment Formula"). If the conversion price calculated by the Conversion Price Adjustment Formula would become less than twice the par value of the Ordinary Shares, the conversion price after the adjustment shall be equal to twice the par value of the Ordinary Shares.

$$\text{Conversion price after adjustment} = \text{Conversion price before adjustment} \times \frac{\text{Number of existing Ordinary Shares} + \dfrac{\text{Number of Ordinary Shares newly issued} \times \text{Amount paid for per share}}{\text{Market price per share}}}{\text{Number of existing Ordinary Shares} + \text{Number of Ordinary Shares newly issued}}$$

Any fraction less than 1 yen resulted from the above calculation by the Conversion Price Adjustment Formula shall be rounded to the first decimal place.

① If the Ordinary Shares are issued with the paid amount less than the market price used in the calculation of Conversion Price Adjustment Formula; the conversion price after adjustment shall apply from the day next to the payment date, or from the day next to the date of allotment to shareholders (if any).

② If the Ordinary Shares are to be issued upon stock split;

The conversion price after adjustment shall apply from the day next to the date of share allotment in the stock split (if any), or from the day next to the expiration of a certain period set forth in Article 215, Paragraph 1 of the Commercial Code of Japan which is referred in Article 220.

The conversion price after adjustment shall apply from the day next to the closure of shareholders' meeting which resolves to inject profits into capital which are available for dividend payment in such cases as, (1) the board of directors' meeting resolves to issue the Ordinary Shares through stock split conditional upon, and in the amount corresponding to the amount of, injection of profits into capital which are available for dividend payment, and (2) the share allotment date in the stock split is set prior to the closure of the shareholders' meeting at which such resolution of board of directors is approved.

③ If types of securities issued, which shall entitle a holder to convert into the Ordinary Shares or to exercise the preemptive rights with the price less than the market price used in the Conversion Price Adjustment Formula, the conversion price after adjustment shall apply from the day next to the issuance date or from the day next to the allotment date, regarding as such securities have been all converted or preemptive rights have all been exercised on the date of issuance or at the end of the allotment date (if any).

④ If types of securities issued (1) which shall entitle a holder to convert into the Ordinary Shares or to exercise the preemptive rights, (2) the conversion price or the exercise price has not been determined as of the issuance date, (3) but is to be determined based on the market price of a certain date ("Price Determination Date"), and (4) further if the conversion price or the exercise price determined is less than the market price used in the Conversion Price Adjustment Formula, the conversion price after adjustment shall apply from the day next to the Price Determination Date, regarding as such securities existing have been all converted or preemptive rights existing have been all exercised on the Price Determination Date.

b) In addition to those listed in subparagraph (C) a) above, if it is necessary to adjust the conversion price (including the Minimum Conversion Price and the Maximum Conversion Price) due to any merger, reduction in capital, consolidation of the Ordinary Shares or otherwise, the conversion price after adjustment shall be amended to the amount deemed appropriate by the board of directors' meeting of LTCB.

c) If the Ordinary Shares are listed as of the 45th trading day prior to the day from which the conversion price after adjustment shall apply (or the date of share allotment in case the provision in subparagraph (C) a) □ is applicable), the market price per share used in the Conversion Price Adjustment Formula shall be equal to the average of the daily closing prices (including closing bid or offered prices) of the Ordinary Shares traded in the Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price is reported) commencing from such 45th trading day.

If the Ordinary Shares are not listed as of such 45th trading day, the market price per share used in the Conversion Price Adjustment Formula shall be equal to the net worth per share to be obtained by the calculation set forth in subparagraph (14)(2) (A).

If any of the events occur to which the conversion price shall be adjusted in accordance with the provision of subparagraph (C) above during such 45 trading days (or for the unlisted shares, during the period from the day next to the latest fiscal year end to the applicable date aforementioned or the date of share allotment), the market price described above shall be adjusted in accordance with the provision of subparagraph (C) a) or b) above.

d) The conversion price before adjustment used in the Conversion Price Adjustment Formula shall mean the conversion price effective on the day immediately before the day when the conversion price after adjustment shall apply, while the number of Ordinary Shares used in the Conversion Price Adjustment Formula shall mean the number of Ordinary Shares on the date of share allotment (if any), or the number of Ordinary Shares on the date set forth below (if no allotment is made to shareholders):

① In the event of stock split, the date of expiration of a certain period set forth in Article 215, Paragraph 1 of the Commercial Code of Japan, which is referred to Article 220.

② In any other cases, one month prior to the date from which the conversion price after adjustment shall apply.

e) The amount paid for per share used in the Conversion Price Adjustment Formula shall mean, respectively, (1) with respect to the Ordinary Shares to be issued at the amount paid less than the market price as set forth in (C) a)(i), the amount paid for such Ordinary Shares (or the amount of fair evaluation, if such payment is made by any properties other than cash); (2) with respect to the Ordinary Shares to be issued upon stock split as set forth in (C) a)(ii), zero yen; (3) with respect to any types of securities which entitles a holder to convert such securities into the Ordinary Shares or to exercise the preemptive rights at the price less than the market price set forth in (C) a)(iii), the amount of such conversion price or the exercise price of such preemptive rights; or (4) if the amount of such conversion price or the exercise price of preemptive rights determined in the cases of (C) a) (iv) is less than the market price used in the Conversion Price Adjustment Formula, the amount of such conversion price or the exercise price of such preemptive rights respectively.

(3) Number of the Ordinary Shares to be issued upon conversion:	The number of the Ordinary Shares to be issued upon conversion of the Preference Shares shall be as follows: $$\text{The number of the Ordinary Shares to be issued upon conversion} = \frac{\text{Total issue price of the Preference Shares offered by the holder upon their request for conversion}}{\text{Conversion price}}$$ Any fraction less than 1 share resulting from the calculation of the number of the Ordinary Shares to be issued upon conversion shall be ignored.
(4) Description of shares to be issued upon conversion:	Ordinary Shares with par value of The Long-Term Credit Bank of Japan, Limited (The current par value is 50 yen per share.)
(5) Place where requests for conversion shall be received:	Name: The UFJ Trust and Banking, Co. Ltd. Address: 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo Place of handling business: 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo The UFJ Trust and Banking, Co. Ltd. Department of Transfer Agent
(6) Taking effect of conversion:	Conversion shall take effect upon arrival of certain documents necessary for the request for conversion and the share certificates of the Preferred Shares at the place where requests for conversion shall be received as set forth in subparagraph (5) above; provided, however, that delivery of share certificates shall not be required, if they have not been issued.
(7) Mandatory conversion to the ordinary shares:	Each Preferred Share in respect of which a request for conversion has not been made on or prior to July 31, 2007 shall be converted on the mandatory basis as of August 1, 2007 into such number of the Ordinary Shares as shall be obtained as a product of the amount paid for each Preferred Share divided by (i) the average price of the daily closing prices (including closing bid or offered prices) of the Ordinary Shares of LTCB traded in the stock exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price is reported) commencing on the 45th trading day prior to August 1, 2007, if the Ordinary Shares are listed as of the 45th trading day prior to August 1, 2007, or (ii) the net worth per share calculated by the formula set forth in (14)(2) (A), if the Ordinary Shares are not listed. In the above calculation of the average price or the net worth per share, any fraction less then 1 yen shall be rounded to the first decimal place.

The upper limit of a number of the Ordinary Shares shall be two-thirds of Ordinary Shares per 1 share of Preferred Share. The lower limit of a number of the Ordinary Shares shall be half of Ordinary Shares per 1 share of Preferred Share.

In the event of consolidation or split of the Ordinary Shares, the upper limit (or lower limit) of a number of the Ordinary Shares after such consolidation or split, shall be a number calculated by multiplying the upper limit (or lower limit) of the Ordinary Shares prior to such consolidation or split, by the number of shares after assigned to an Ordinary Share as a result of such consolidation or split.

Any fraction less than 1 shares resulting from the calculation of the number of the Ordinary Shares shall be dealt with in the similar manner as the case of consolidation of shares provided for in the Commercial Code of Japan.

(8) Conversion during any fiscal year on the mandatory basis or otherwise:	The initial distribution from profit or any interim dividend on the Ordinary Shares issued upon conversion of the Preferred Shares shall be paid, (1) regarded as such conversion has been made on April 1 if a request for conversion or the conversion on the mandatory basis is filed or effected during the period from April 1 through September 30, or (2) regarded as such conversion has been made on October 1 if a request for conversion or the conversion on the mandatory basis is filed or effected during the period from October 1 through March 31 of the next year.
15. Distribution of residual assets:	In the event of distribution of residual assets of LTCB, 400 yen per Preferred Share shall be paid to each holder of the Preference Shares in priority to the holders of the Ordinary Shares. No distribution of residual assets shall be made to any holder of the Preferred Shares other than such distribution of 400 yen per share as set forth above.
16. Cancellation:	LTCB may at any time purchase and cancel the Preferred Shares at the purchase price out of the profits distributable to its shareholders.
17. Voting rights:	Unless otherwise set forth in applicable laws and ordinances, no holder of the Preferred Shares shall have any voting right which may be exercised at the shareholders' meeting of LTCB.
18. Preemptive rights:	Unless otherwise set forth in applicable laws and ordinances, no consolidation or split shall be made by LTCB in respect of the Preferred Shares. No holder of the Preferred Shares shall be granted any preemptive right for newly issued shares, convertible bonds or bonds with warrants.

19. Priority order between the Preferred Shares and the existing preferred shares:	The Preferred Shares shall rank *pari passu* with the existing preferred shares in terms of the claims of distribution of residual assets or the dividends.

20. Each provision set forth in the above subparagraphs shall be taking effect by approvals, permissions and authorizations, etc. required under applicable laws and regulations..

END

EXHIBIT B-4

Report on Implementation of the Plan for Restoring Sound Management

Shinsei Bank, Limited
August 2003

■ TABLE OF CONTENTS ■

(Figure)

〔Outline of the Bank〕

1. Outline of the Results of the 2002 FY

《Summary of Financial Results》

With respect to results for fiscal year 2002, the Bank posted fee income of, including income from investment in money in trust of 47.7 billion yen, 20.2 billion yen increase in comparison with the figure of FY 2001 by further expansion of investment banking business, which we have endeavored to promote as strategic business. Nevertheless, gross Business Profit (*gyomu so-rieki*) was 108.9 billion yen, 14.9 billion yen decrease as compared to the FY 2001 owing to a 20.0 billion yen impairment etc concerning investment on bonds of US companies caused by changing trend of US economy.

On the other hand, amount of expense was 63.7 billion yen, 2.2 billion yen decrease as compared to the figure of FY 2001, and below the planned figure of 70 billion yen. This led to Actual Net Business Profit (*jisshitsu gyomu jun-eki)* of 45.3 billion yen, showing a decrease of 12.7 billion yen as compared to the result of FY 2001.

As for Extraordinary Income/Expenses, Net Operating Income (*keijo rieki*) amounted to 38.1 billion yen due to loss related to stocks of 0.8 billion yen and expense of pension obligations of 3.6 billion yen. Moreover, together with 3.0 billion yen profit related to refunding of the welfare pension fund and 10.1 billion yen gain by breakdown of loan loss reserve through disposal of bad loans, the Bank posted PAT of 59.1 billion yen, exceeding the planned figure of 58.6 billion yen.

(¥1 Billion)

	March 2002 Actual	March 2003 Plan①	March 2003 Actual②	Difference ②−①
Gross Business Profit(Note)	123.8	138.6	108.9	▲ 29.7
Expenses	65.9	70.0	63.7	▲ 6.3
Actual Net Business Profit(Note)	57.9	68.6	45.3	▲ 23.3
Net Operating Income	38.5	58.6	38.1	▲ 20.5
Net Income after Taxes	60.7	58.6	59.1	0.5

(Note) Including loan trading profit, etc.

《Gross Business Profit》 (*gyomu so-rieki*)

The Bank has been expanding investment-banking business as posted in fee income, etc (including loan trading profit, etc). However, the Bank implemented 20.0 billion yen disposition and depletion etc regarding US bonds we invested, as a result, the Bank posted Gross Business Profit of 108.9 billion yen, 14.9 billion yen decrease as compared to the actual figure of FY 2001, and 29.7 billion yen as compared to the planned figure of 138.6 billion yen.

《Expense》

While the Bank invested necessary resources in new business, it drastically reviewed the businesses it had promoted, therefore, expense was confined to 63.7 billion yen, 2.2 billion yen decrease as compared to the actual figure of FY 2001. Furthermore, as a matter of course, the Bank achieved targets of both personnel expense and non-personnel expense for the whole fiscal year.

(¥1 Billion)

		March 2003 Plan①	March 2003 Actual②	Difference ②-①
	Personnel Expenses	29.5	29.1	▲ 0.4
	Non-Personnel Expenses(Including Taxes)	40.5	34.6	▲ 5.9
Expenses		70.0	63.7	▲ 6.3

《Net Business Profit》 (*gyomu jun-eki*)

As a result, Actual Net Business Profit before reduction of general loan loss reserves (including profits related to loan trading, etc.) was 45.3 billion yen, decrease of 12.7 billion yen as compared to the actual figure of FY 2001, and 23.3 billion yen decrease as compared to the planned figure of 68.6 billion yen.

《Extraordinary Income/Expense・Net Operating Income (*keijo rieki*)・PAT》

With respect to Extraordinary Income/Expenses, loss related to stocks of 0.8 billion yen and expense of pension obligation of 3.6 billion yen were posted, and then, Net Operating Income reached 38.1 billion yen. Furthermore, together with 3.0 billion yen profit related to refunding of the welfare pension fund and 10.1 billion yen gain by breakdown of loan loss reserve through disposal of bad loans, PAT reached 59.1 billion yen, over the planned figure of 58.6 billion yen.

Deferred Tax Assets were calculated based on the next year earning forecast, as well as last year. The amount as of the end of March 2003 was 28.6 billion yen and it remains to be 4.3 % of Tier1 on consolidated base. In B/S, 18.3 billion yen was allocated after the reduction of deferred tax liabilities of 10.3 billion yen due to reevaluation of stocks.

《Retained Earnings》

With respect to accumulation of retained earnings set out in the Plan for Restoring Sound Management, result at the end of March 2003 was 194.6 billion yen, exceeding the planned figure by 27.6 billion yen.

(¥1 Billion)

	March 2003 Plan①	March 2003 Actual②	Difference ②-①
Retained Earnings	167.0	194.6	27.6

《BIS Capital Adequacy Ratio》

BIS Capital Adequacy Ratio as of the end of March 2003 as compared to the end of March 2002, increased by 3.06% to reach 20.10% (Tier1 ratio increased by 3.61% to reach 14.27%) on a consolidated

basis, and rose by 3.72% to reach 19.90% on a non-consolidated basis, due to smooth performance and decrease in risk assets along with reduction of bad loans and others.

	March 2003 Plan①	March 2003 Actual②	Difference ②-①
Tier I Ratio	9.14%	14.27%	+5.13%
BIS Adequacy Capital Ratio(Consolidated)	11.88%	20.10%	+8.22%
BIS Adequacy Capital Ratio(Non-Consolidated)	11.10%	19.90%	+8.80%

2 . Status of Implementation of the Plan

(1) Progress in Business Restructuring and Other Programs

《Situation of the working of the new management system》

The Bank introduced the Corporate Executive Officer system in March 2000 at the same time as the start of the new management system thereby clarifying the allocation of roles between the Board of Directors and the management in an effort to strengthen the functioning of corporate governance. Thereafter we have consolidated the new management system and carried out our operations.

The members of the Board of Directors include 4 full-time Directors as well as 11 others including corporate managers with rich experiences in the business world and representatives from the financial institutions that invested capital to our bank (as of the end of March 2003). These experienced members of the Board of Directors are in charge of making decisions on strategic and sophisticated issues, while securing the interests of shareholders and developing systems for monitoring business execution by the management. The Board of Directors was held six times during FY 2002.

The Bank has recruited a wide range of specialists in the fields of finance and management, both from within and outside Japan, as Corporate Executive Officers who execute daily operations. Among 13 Corporate Executive Officers, 5 are non-Japanese (as of the end of March 2003). Matters with special importance for the execution of business are thoroughly deliberated by the management in the Management Committee, which is a decision-making body directly reporting to President. The Management Committee was held 42 times during FY 2002.

Moreover, the Bank established the Nomination and Compensation Committee, where the majority of the members are non-executive Directors, as a body affiliated with the Board of Directors. This system is aimed at securing transparency in the process of selecting, evaluating the performance of, and determining the remuneration for, those in important positions such as Directors and Corporate Executive Officers. Furthermore, in addition to the Board of Statutory Auditors, we established the Audit Committee consisting of all the Statutory Auditors and some non-executive Directors in an attempt to strengthen the monitoring of the execution of business.

With respect to transactions with major shareholders and others who can presumably exercise material influence on the management policy of our bank, the Bank has established internal rules that require the prior consultation on such transactions with the Audit Committee in order to further restore the soundness in operations of the Bank. This consultation is designed to check, from the position of a third party, the appropriateness of transactions in light of such points as the securing of independence and blocking business risks from major shareholders and others.

Under this new corporate governance, we are endeavoring to clarify responsibilities and authorities and improve transparency in the management of the Bank and constructing the management system that is based on appropriate check and balance processes.

Mr. Paul A.Volcker, former Chairman of the FRB, and Mr. Vernon E. Jordan and Mr. John S. Reed, former Co-Chairman of Citigroup were appointed senior advisors, and are providing the Bank strategic advice.

《Strengthening of organizations and business promotion systems》

The Bank is restructuring and strengthening its organization on a business unit basis, such as the Corporate Banking Business Group, Financial Institutions Business Group, Individual Banking Group, Financial Engineering Group and Risk Management Group. Such initiatives extend to far as the structure of

headquarters and business promotion divisions / branches and are aimed at enabling the Bank to speedily respond to increasingly diversified customer needs and offer highly specialized financial services.

The Institutional Banking Group was established, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002. Moreover, we re-organized Corporate Banking Business Divisions under the Corporate Banking Business Sub-Group, which is inaugurated along with the establishment of the Institutional Banking Group. In addition, concerning transactions of lending, the function analyzing corporate risk and transaction risk concentrated on credit division in the Head Office, and then business promotion divisions center on promoting businesses. Besides, in order to enable us to make more sophisticated business promotion activities to our customers of the financial institutions according to the characteristic of their section and their various needs, the Bank established FIB V. Moreover, in March 2003, Corporate Business Strategy Group was evolved to become " Corporate Business Solution Group" to pursue more solution oriented business by utilizing accumulated workout skills. In the Sub-Group, "Business Solution Division I and II" were established in July 2003. The new sub-group shall become to cope aggressively, promptly and properly with customer's needs for revitalization. Through changes of organization, we will deliver financial products and services that satisfy increasingly diversified and complex needs of customers facing management challenges, more flexibly and effectively.

The Retail Banking Group launched the new retail banking business in June 5, 2001 in an effort to gradually transform all the bank branches into financial centers. The first of such transformations was in the Head Office (24 branches were changed as of the end of March 2003). Furthermore, the Group changed its name to the "Retail Banking Group" and carried out drastic organizational changes in July 2001 that were designed to expand and improve its functions in the development of businesses and branches. The Bank is arranging and expanding the Group so that we can offer higher-sophisticated financial products and services more flexibly.

We also opened Hiroo SFC in July 2002 after opening Roppongi and Meguro SFCs, the first branches after our bank was renamed Shinsei Bank, in December 2001. Furthermore, we opened LaLaport SFC, which is our first in-store branch, in March 2003. In addition, we opened Futagotamagawa SFC near the station in Setagaya ward on June 25. On the other hand, we are promoting to replace branches in order to seek for better location and utilize space more efficiently. We replaced Shinjuku and Shibuya during the 2nd half of FY2002. Moreover, we opened Shiodome Sio-Site SFC inside Shiodome City Center, replacing Hibiya SFC on April 1, 2003, and we opened Roppongi Hills SFC inside Roppongi Hills on April 25, replacing Roppongi SFC. In addition, we replaced Nagoya SFC on May 6. Unlike ordinary bank branches, they have new functions and design, aimed at highly efficient operation and using less space and staff. We will continue to open and replace branches by taking the locations into consideration.

With respect to our collaboration with Starbucks Coffee, we have opened 9 branches as of the end of March 2003. Given the favorable reaction of customers, we are planning further expansion.

《Creating sophisticated management infrastructure》

■Personnel Policy

As part of efforts to develop infrastructure conducive to creating a new corporate culture and nurturing competitive human resources, the Bank introduced a new personnel system in July 2000. The new system focuses on the "rigorous implementation of performance-based evaluation," "decentralization of power over human resources" and "active recruitment of outside people".

Entrusting power over human resources to each business unit by implementing the group system, we have established a system to evaluate employees in accordance with market attributes and also to nurture professional staff in each Group. Moreover, with a view to boosting the enthusiasm of each staff member to

contribute to operations and to make the best use of their ability, we have specified job areas (franchises) for each staff member to abolish the traditional job rotation system.

The Bank is also actively recruiting people with high-specialized skills, mainly in advanced areas respecting financial products, risk management, and information technology as well as in retail banking, in order to quickly set up new business areas and strengthen strategically important business areas. About 660 people have been employed since March 2000. More than 80 of them are non-Japanese. In April 2001, Shinsei Bank employed 63 new graduates as our first periodic recruitment. Moreover, the Bank employed 71 in April 2002 and 49 in April 2003 as new graduates. Therefore, as of the end of April 2003, approximately 40% of shares were the employees whom the Bank has employed after the bank's privatization in March 2000.

On the other hand, the Bank encourages change of occupation by establishing a career development support system for senior staff, and also strengthens to curtail the total number of employees and personnel expenses by outsourcing some businesses such as human resources and general affairs business and by promoting the efficiency of human resources by drastic review of businesses.

To thoroughly implement performance-based evaluation, we partly changed the personnel system, such as abolishing the former qualification system which had characteristic of the contribution to the job rather than length of service. We also changed the retirement allowance system reflecting job results rather than length of service or age. We will further introduce stock option system as an incentive to strengthen earnings.

■Creating more sophisticated business management systems

The Bank is organizing business information systems with the emphasis on the speedier and more advanced management of earnings and performance in order to respond flexibly to changes of financial environment and make appropriate management decisions.

In order to manage the financial situation of whole Shinsei group including primary subsidiaries, we have organized a system whereby consolidated accounts are settled and understood every month (on a preliminary basis) by generally the seventh business day of the month and reported to MC by reviewing operational flow and strengthening the alliance of every division concerned. We also promote to construct database of both financial and management accounting on consolidated basis. As a part, we are proceeding to adopt common accounting system of our group for subsidiaries to grasp management information more speedily and appropriately. Some subsidiaries have adopted the system.

We plan to continue to improve our information collection and analysis abilities, including the development of computer systems, from both financial and management accounting perspectives for the bank as a whole and for each Group, as well as to strengthen systems for supporting appropriate management decision-making.

《Strengthening profit-generating power and improving financial fundamentals》

In the current term, when we saw the third year settlement of accounts for Shinsei Bank, we promoted to achieve satisfactory results steadily by new business model in investment banking business and retail banking business. Specifically, we endeavored to strengthen and expand profit-making sources by promoting solution business suitable for customer's needs due to strength of co-operation between customer service groups and investment banking group, together with drastically reviewing our operations in every respect including our business promotion system, operational flows and the contents of our services. Furthermore, our business environment became severer due to continuing deflationary Japanese economy and changing trend of US economy, together with threat of terrorism and worry about attack against Iraq, therefore we promoted to cut more cost as a whole.

In Retail Banking, given the good reputation of customers about convenience of complete account "Power Flex", deposits amount of "Power Flex" exceeded 1,300 billion yen. At the same time, we are promoting the more efficient business management by proceeding to reduce cost, such as centralization of business operations.

Concerning improvement of customer's convenience, we are offering the epoch-making housing loan "PowerSmart Housing Loan" , which allows customers to shorten payment period and reduce total interest payment significantly, and receiving good reputation.

Moreover, we are endeavoring to expand products with respect to customer's lifestyle. More specifically, we began to offer annuities for individuals after deregulation of insurance business in October 2002. We also offered the market neutral strategy fund to individual customers.

In corporate banking, the Shinsei Business Finance., Ltd.(SBF), the new joint venture company to lend to SMEs between the Bank and Nissin Co., Ltd. started business on November 1, 2002. The Bank is developing new customer foundation and business model, which it has never tried.

Concerning securitization business, the Bank endeavored to diversify securitized assets, and then it established the system to widely securitize loans to company, lease assets, credit card assets, divided payment assets, loans to consumers, housing loans commercial estate and NPL. Furthermore, we endeavored to diversify forms of transaction. Especially we promoted securitation business utilizing "Warehousing function" that enables to securitize by gathering similar assets which we buy temporarily even if each amount does not reach the profitable amount, combined with credit trading business. As a result, we achieved securitization of NPL that we collected from some customers (face value: 250 billion yen). This is the first NPL transaction arranged by Japanese bank. Furthermore, securitzation of housing loans that we arranged through the function was carried out (issue value: 90 billion yen) in March 2003. Concerning the transaction that we have engaged in, total amount of issued bonds by CLO program, a part of our diversification of fundraising, reached 300 billion yen. The Bank has achieved one of top players regarding securitization business.

Moreover, concerning real estate non-recourse loans, the Bank developed Multi-Asset Program scheme, which is a new scheme to respond to small-sized transaction banks have hardly carried out. The Bank has performed its creativity which distinguishes the Bank from competitors.

In addition, the private equity fund cooperated with Itochu Co., the Bank has conducted TOB of a company listed in JASDAQ through MBO scheme. The Bank also promotes transactions which are useful for business growth of companies.

The entire Bank also made its best efforts to achieve the target for loans to SMEs through SME Loan Committee chaired by the President, which was held 16 times during FY 2002, thus the Bank achieved the target of FY 2002.

With respect to fundraising, together with growing-up of confidence of investors, funding cost has been reduced. Especially, issue spread of 1-year and 2-year debentures during the 2nd half of FY 2002 was decreased by 30~40 bps as compared to the figure during the 1st half of FY 2002. The Bank achieved large cost reduction. We also revived to issue 3-year debentures in January 2003, approximately interval of 1.5 years, to carry out medium term fundraising. Furthermore, we issued foreign currency CLO and Samurai CLO, and we are endeavoring to diversify the method of fundraising to maintain enough liquidity assets.

Regarding the improvement of balance sheet structures, as a result of promoting the disposal of bad loans, collection and loan assignment, the amount of Risk Monitored Loans decreased drastically to 233.2 billion yen, reduced approximately 80% as compared to the actual figure at end of March 2002. The Bank is also endeavoring to reduce subordinated debts to improve capital efficiency, and the Bank repaid perpetual subordinated loan of 46.6 billion yen to RCC.

Evaluating the improvement of our balance sheet structures as mentioned above, R&I raised rating of the Bank from BBB to BBB+ in April 2003 and S&P raised our rating from BBB− to BBB in June 2003.

《Business situation》

In addition to traditional products and services, the Bank is endeavoring to offer profitable and innovative financial products and services based on the needs of customers and markets. For this purpose, we are actively entering into the retail banking business and advanced and new financial areas and trying to improve customer satisfaction and strengthen our profit-generating power. More specifically, we are implementing the following measures in these strategically important areas.

■Retail banking area

1) Start of the new retail banking business

Taking the occasion of the first anniversary on June 5, 2001 of the change of name to Shinsei Bank, Limited, we started our new retail banking business. More specifically, we are carrying out the following initiatives.

(a) Satisfactory performance of "Shinsei General Account: Power Flex"

"Power Flex" enables customers to speedily open an account using a simple application form and carry out transactions in yen deposits, foreign currency deposits, mutual funds and bonds. The Bank also implemented offering services that enable customers to carry out various transactions 24 hours a day every day by telephone or by the internet.

Given the favorable reaction of customers owing to the high convenience, the total deposit amount including yen and foreign currency deposit and mutual funds of "Power Flex" exceeded 1,300 billion yen, favorite performance.

Furthermore, the Bank began to offer variable annuities and fixed annuities for individuals that were forgiven by deregulation of insurance business for banks from October 2002. The Bank are supplied annuity products by Hartford insurance and Alico Japan in response to individual customer's needs. Thus the deposited amount at the end of March 2003 reached approximately 4 billion yen.

(b) Transformation of branches to financial centers

Starting from the transformation of the Head Office to a financial center on June 5, 2001, we are making similar changes to all the branches one by one (24 branches were already changed as of the end of March 2003). A financial center creates a space that goes beyond the standard image of traditional bank branches. The Bank opened Roppongi and Meguro SFCs in December 2001, Hiroo SFC in July 2002, and LaLaport SFC in March 2003. LaLaport SFC is our first in-store branch and opens 364 days a year. In addition, we opened Futagotamagawa SFC near the station in Setagaya ward in June 2003. Moreover, from the view of seeking for better locations and efficiency of using space, we implemented to reopen branches. Shinjuku SFC and Shibuya SFC reopened in the 2nd half of FY2002, furthermore, we opened Shiodome Shio-Site SFC, replacing Hibiya SFC, and Roppongi Hills SFC, replacing Roppongi SFC, in April 2003. We aim to obtain new customers by these 2 SFC, the only full-service branches in the extra big projects in Japan. In addition, we replaced Nagoya SFC. We further plan to open new retail branches and reopen branches in suitable locations such as center areas of business and commercial trade.

2) Drastic organizational changes

Taking the occasion of the recent launch of the new retail banking business, the "Individual Banking Group" changed its name to the "Retail Banking Group" in July 2001 and carried out drastic organizational changes aimed at promoting and improving its functions in the development of businesses and branches. Specifically, after that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group, we established Wealth Management Division in order to deliver the high value-added financial products and services business promotion for wealthy individual customers. Moreover, we established Specialty Products Division in order to introduce mutual funds and other

investment products in March 2003, and Retail Loan Division, to promote real estate loan products for retail business including housing loans in June 2003.

3) Improving and increasing remote channels

The Bank started offering ATM services 24 hours a day 365 days a year from June 5 2001. Concerning ATM tie-up, in addition to alliance with city banks, trust bank and postal savings, the Bank tied up with IY Bank in December 2001 and the customers who opened "Power Flex" can use the ATMs in "Seven Eleven" 24 hours a day 365 days a year for free. Moreover, the Bank entered into an alliance with Keihin Kyuko in March 2002, and the customers who opened "Power Flex" can use the ATMs set in Keikyu line station from 6:00 to 24:00. "Keikyu Station Bank" settled 41 ATMs at 33 places as of the end of April 2003, and they will be expanded. We are going to endeavor to improve the convenience of customers in the use of ATMs by continuing to further increase tie-up partners and by other measures.

We also promoted the diversification in card functions following the launches of J Debit Service in July 2001 and International Cash Services in August 2001. Concerning credit card business, we decided to tie-up with American Express International, Inc.(Japanese subsidiary) regarding marketing, and supplying customers with Shinsei-American Express Card from August 2002.

4) Housing loans

With respect to housing loans, we view them as an important pillar for expanding our customer base.

As regards the tie-up related to "Good Loan," a new type of loan, which Softbank Finance Group started in June 2001, it has had a smooth start and we intend to increase transactions.

We also started a new housing loan business, "PowerSmart Housing Loan" from February 28, 2002. "PowerSmart Housing Loan" allows customers to shorten repayment period and reduce total interest payment significantly by automatically pre-paying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products.

5) Active promotion of asset management business

The Bank has expanded channels to provide mutual funds. Specifically, since 2001, the Corporate Banking Group has also handled over-the-counter sales of mutual funds that started at all our branches in April 2000. Moreover, the specific sales to wealthy individual customers began from December 2001. Concerning products, the Bank is promoting to expand alternatives and private mutual fund targeting corporate companies and wealthy individuals. Furthermore, the Bank has reached agreements whereby the Bank will act as the exclusive sales agent in Japan with Ramius Capital Group, and with Investor Select Advisors. The Bank began to provide their alternative mutual funds to wealthy individuals from autumn of 2002. As a result, the deposited assets of alternative mutual funds to wealthy individuals amounted to approximately 25 billion yen for 15 months, from December 2001.

Concerning investment business, Shinsei Investment Management was opened in April 2003. The company aims to expand capacity of providing various investment products together with the BlueBay Asset Management Co., which is a bond management company of England and the Bank has already allied with. Furthermore, the Bank and Mellon Financial Corporation have reached fundamental agreement concerning providing investment management services to the Japanese pensions market in August 2002.

The Bank's strategy is to offer best products from the viewpoint of customers without being bounded by business lines. The Bank always has continued taking various measures to implement this strategy. As a result, against stagnancy in financial market, the deposited amount of mutual funds reached to about 205 billion yen at the end of March 2003(about 143 billion yen held by the Retail Banking Group and

about 62 billion yen held by CBG and FIG, 1.85 times as compared to the figure at the same period of 2002). The Bank will further promote asset management business.

■ Financial products area

1) Favorable performance of the investment banking services

After our fresh start as a new bank, we have been striving to magnify the profit making foundation, by strengthening the organization by establishing financial products and fulfilling the business and know-how through actively hiring sophisticated professionals. From the beginning of 2001, we feel that we are going on-line in the investment banking business.

Specifically, in addition to Market businesses, customer's asset saving management and non-recourse business focusing on Real Estate, asset securitization and loan trading business are being actively matched to meet needs of business reorganization. Our position as one of a top player within leading business category is being affirmed.

Concerning securitization business, the Bank endeavored to diversify securitized assets, and then it established the system to widely securitize loans to company, lease assets, credit card assets, divided payment assets, loans to consumers, housing loans commercial estate and NPL. Furthermore, we endeavored to diversify forms of transaction. Especially we promoted securitation business utilized "Wearhousing function" that enables to securitize by gathering similar assets which we buy temporarily even if each amount does not reach the profitable amount, combined with credit trading business. As a result, we achieved securitization of NPL that we collected from some customers (face value: 250 billion yen). This is the first NPL transaction arranged by Japanese bank. Furthermore, securitzation of housing loans that we arranged through the function was carried out (issue value: 90 billion yen) in March 2003. Concerning the transaction that we have engaged in, total amount of issued bonds by CLO program, a part of our diversification of fundraising, reached 300 billion yen. The Bank has achieved one of top players regarding securitization business.

Moreover, concerning real estate non-recourse loans, the Bank developed Multi-Asset Program scheme, which is a new scheme to respond to small-sized transaction banks have hardly carried out. The Bank has performed its creativity which distinguishes the Bank from competitors.

Also, in purpose to diversify profit source, we are getting into full swing to the businesses those other banks have not involved in. Such businesses are credit derivative making use of our credit analysis, acquisition finance and private equity deal, in which corporate advisory function, such as M&A, and company revitalization business with skills and know-how accumulated by business related to bad loan. Specifically, the private equity fund cooperated with Itochu Co. The Bank has conducted TOB of a company listed in JASDAQ through MBO scheme.

2) Organizational changes aimed at expanding businesses

Institutional Banking Group was established in January 2002, in purpose to integrate customer-contacting group with financial products group that develops and offers financial products. This establishment was aimed to meet various customer company needs and to support infrastructure of the above investment banking business.

Two heads of customer contacting group and financial product group are together in charge of Institutional Banking Group. Industry and financial product specialist closely cooperate to supply faster and high-grade solution service, far better than before, to customers.

Besides, not only corresponding to detailed customer's solution needs one after another, but also we set up a customer target to which we strategically approach and emphases on proactively find profit chance through aggressive proposal by the task force of the both group specialists.

Furthermore, in March 2003, Corporate Business Strategy Group was evolved to become " Corporate Business Solution Group" to pursue more solution oriented business by utilizing accumulated workout skills. As Subordinated unit, "Business Solution Division I and II" were established in July 2003, to aggressively, promptly and properly cope with customer's needs for revitalization.

《Policy for the Future》

The Bank intends to positively develop business in the future including the expansion of business in group companies in order to provide customers with profitable and revolutionary financial products and services by responding to the needs of customers and the market, as well as provide traditional financial services such as debentures and loans. In concrete, we intend to further expand business areas of value-added, as follows.

- AMS Business to cope with the customers' increasing investment requirements by utilizing advanced know-how of overseas (Investment Trust Advisory Business, Investment Trust Business, Corporate Pension Fund Related Business,etc. Shinsei Investment Management, etc)
- Securitization Business to meet the direct finance needs of the customers (Shinsei Securities, Shinsei Trust)
- Structured Finance Business to match a variety of new funding source requirements (Non-recourse Loan, Acquisition finance such as LBO, MBO etc., Securitization finance, Project finance)
- Finance, Equity Investment and Lease Business to support business development of middle and small sized corporation
- Corporate Advisory Business, Private Equity Fund Business and DIP Finance Business to revitalize the industry and corporate restructuring (Business reorganizing, M&A, Spin-off, Restructuring etc.)
- Credit Trading Business introducing advanced know-how
- Financial Strategy Advisory Business to enhance risk and financial management utilizing the advanced financial techniques
- Private Banking Business to fulfill total asset management and investment advisory needs of retail customers
- Expansion of remote channels to improve customer's convenience utilizing telephone, internet, ATMs and other measures
- Lending Business with response to needs of Housing Loan and others for retail customers

We had already withdrawn from overseas operations during the period of Temporary Nationalization. Nevertheless, the Bank has recently witnessed an increased willingness of domestic financial institution customers, etc to invest in overseas securities and loan credits. In this respect, the Bank is promoting to arrange the access points towards overseas by utilizing know-how and others held by investors of Partners and the Bank's well-experienced management team in order to positively develop and sell advanced financial products to meet the needs of fund management of customers. As a part of this, we opened the non-bank subsidiary in the US.

《Advancement of Risk Management》

The Bank endeavors to prepare and improve system by positioning risk control as one of the most important issues of the management. The Bank established in November 2000 "Risk Management Policy", which contained fundamental understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively manage the entire risk involved in the Bank, not to speak of credit and market risks. Based on the Policy, the Bank accomplished restructuring risk management related policy, and procedure system, which regulates the specific ways of operation in obedience to the policy.

Regarding the risk-capital method for comprehensive risk management, the Bank measures the volume of ①Credit Risk, ②Market Risk, ③Investment / Equity related Risk, ④Interest Rate Risk, ⑤ Liquidity Risk, ⑥Operational Risk. The Bank manages totally the strength of management power and risk taking by monitoring risk volume of the Bank and situation of the attribution of capital of each Group.

■Credit risk

(Credit risk management)

With respect to policies and procedures related to credit risk management, the Bank clarifies its standards for specific business operations and credit assessment in various procedures. We are also currently reorganizing these policies and procedures as part of the bank-wide efforts to organize internal rules, so we revised in September 2001 "Credit Policy" in obedience to "Risk Management Policy" as above, and established "Credit Procedure" in January 2002.

The Bank adopts a decision-making process based on consultation and joint approval for making a decision on individual credit transactions in order to secure objectivity and transparency in the approval process. Approval from a decision-making body based on consultation and joint approval centered at Corporate Executive Officers is required for important transactions to correspond to certain standards.

(Internal rating and loan grading management)

Having carried out reviews from the viewpoints of the change in the portfolio situation of our bank and the consistency with external credit rating agencies, the Bank introduced a new internal rating system for its debtors in February 2001 with the following framework.

[Characteristics of the new internal rating system]

- Improved precision of financial modeling and properly reflected qualitative factors to ensure creditworthiness rating.
- Assured consistency with third-party credit rating agencies.
- Compliance with consolidated accounting practices.
- Assured Consistency of credit rating among different sectors.

In practice, the credit rating model, based on credit rating data from third-party agencies, calculates credit rating estimates. Where necessary, aggregate adjustments are added and the ratings are derived.

Moreover, consistency is ensured between the credit rating and the debtor classification by self-assessments. It is also linked to the credit watch mechanism where an early warning will be triggered by material impact on the credit standing of debtors.

In addition to credit ratings of debtors, a facility rating system was introduced in May 2001 from the viewpoint of understanding the credit situation of each facility. The facility rating is based on expected losses that factor in the situation of the preservation of claims.

At the same time, the credit approval authority system also adopted the concept of facility rating in addition to the total amount of exposures to the debtor group thereby establishing a structure for carrying out more appropriate credit assessment.

■Market risk

As the senior decision-making body for the management of all market risks related to ALMs, banking and trading as well as for the management of liquidity risk, the ALM Committee was established to directly report to President. The ALM Committee determines the overall limit for market risks by establishing the interest rate risk limit for ALMs as a whole and the risk limit related to trading (VAR), among other things, and obtains approval from the Board of Directors.

The Market Risk Management Committee was established at the same time as a subordinate to the ALM Committee. It is chaired by the Head of the Risk Management Group and consists of general managers responsible for market-related operations. The Committee weekly and in a timely manner reports to the management mainly on reports from the Market Risk Management Division as well as the situation of the acquisition of market risk, situation of profit and loss and liquidity of funds.

As sub-rules for "Risk Management Policy" that function as the basic regulations for risk management for the Bank as a whole, the "Asset-Liability Management Policy (ALM Policy)" was established stipulating universal and basic guidelines and norms for appropriately carrying out asset-liability management in banking accounts, while the "Risk Management Policy and Procedures for Trading Accounts" were established for trading accounts clarifying frameworks and procedures thereof.

In addition, two types of provisions listed below are set aside in order to reflect the acquired market-related risks in financial accounting.

1) With respect to credit risk related to derivative transactions, provisions for expected losses are posted according to debtor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential exposures that may arise in the future.
2) With respect to derivative-related transactions in trading accounts, costs for disposing of and reconstructing market-related positions centered on bid and offer costs are posted as the provision related to market liquidity risk.

■Liquidity risk

In the recognition that the appropriate management of liquidity risk is a prerequisite of stable business operations, the Bank established its "Liquidity Risk Management Policy" that clarifies basic guidelines and norms for liquidity risk management, and stipulates the framework for daily monitoring of liquidity risk.

Moreover, the "Liquidity Crisis Contingency Plan" was adopted for clarifying specific policies and measures to deal with liquidity crisis. The Plan provides for specific procedures related to the exercise and termination of the Plan, specific policies to deal with liquidity crisis and the establishment of the crisis management headquarters at the time of crisis, upon the occurrence of, or expected occurrence of, problems concerning liquidity caused by either external or internal factors.

In addition, as parts of diversification of fundraising measures the Bank has been promoting in the mid-and long term, it has been fundraising with shifting from debentures to deposits and it expanded to issue CLO, etc. The Bank is further making efforts to decentralize liquidity risk.

■Operational risk

The Operational Risk Section was established within the Portfolio and Risk Management Division in an effort to transfer risks by purchase of comprehensive guaranty insurance for banks and to organize appropriate structures. We also measure maximum loss and risk-capital amount regarding operational risk at some credit level through loss-distribution method.

■EDP risk

After thorough research, the Bank concluded that it would be difficult for its traditional system environment to support new businesses due to such factors as abilities and cost.

Therefore, the Bank immediately reconstructed the old infrastructure and expanded and improved new functions since April 2000 to support the expansion of its businesses (e.g. improvement in information communications network such as the renewal of LAN / WAN, renewal of intra-net, introduction of PCs with advanced functions and introduction of a unified e-mail server for both internal and external use and change of hardware). The measures taken included the purchase of software packages made overseas, recruitment of experts from outside the Bank, re-training of existing human resources and objective evaluation of systems and strategies by outside parties.

As for EDP strategy, the Bank takes measures to step-by step shift steadily at every function, despite of large-sized shift, in order to reconstruct the system speedily. The Bank is avoiding influence on customers by executing new system after fully excluding risk caused by co-existence of new system and old system.

Furthermore, the Bank established a special steam in order to improve soundness, strengthen capacity and make sure to continue operations, which leads to raising the operational level of risk management system. We also established a new backup center in Osaka to make sure to continue operations.

■Legal and compliance risk

Legal and compliance division totally inspected the results of compliance program in FY 2001 and made plan of compliance program in FY 2002. The Division reported the contents of both, at the compliance committee in March of 2003.

Moreover, the Bank is making efforts to response appropriately to Identification Law by revising internal procedures and implementing the training courses to related divisions including subsidiaries in order to have information fully get across all employees.

(2) Progress in Rationalization of the Bank

The Bank has been continuing to promote the improvement in efficiency and rationalization of operations as an important management task, under the strong initiative of top management, since March 2000. Through the implementation of the measures as below, expenses of FY 2002 achieved the level of below 6.3billion yen as compared to the target figure.

《Efficiency related to branches》

The Bank is endeavoring to reduce space of branches by efficient allotment of employee and reviewing the layout of branches. Moreover, the divisions in charge of foreign trading operations, bond operations and lending operations moved into the Meguro System Center Building to centralize these common function and construct more efficient operational flow for more reduction of expenses. As a result, expense related to the branches for FY 2002, regardless of increase in numbers, posted 11% decrease as compared to the target of FY 2001.

《Control of Non-personnel expense by promotion of more efficient business operation in Retail Banking Group, etc.》

The Bank is making efforts to increase retail customers by promoting to construct Two-Way channels such as internet and call-center, besides face-to-face service for customers in the branches. Together with the diversification of channels, the Bank reviewed operational flow drastically such as paperless promotion. Therefore, the Bank succeeded widely to reduce papers related to transactions and office supplies, which contributed a lot to cut down printing expense and store expense of the branches. Moreover, the Bank forecast to reduce advertising expense partly because it increased customers through internet.

Furthermore, the Bank continues to strive to control other non-personnel expenses. As a result, amount of total non-personnel expenses of FY 2002 achieved the level of below 5.9 billion yen as compared to the target of FY 2002.

《Control of personnel expense》

During 1st half of FY 2002, the number of employees increased owing to much recruitment of employees straight from college and professionals. Nevertheless, the Bank is further endeavoring to increase the efficiency of operating flow and encouraging senior staff to change occupation by a career development support system. As a result, number of employees at the end of March 2003 decreased from the beginning of FY 2002, and the amount of personnel expense of FY 2002 was under the target of FY 2002.

(3) Progress in Write-Off of Non-performing Loans

Non-performing loans as of the end of March 2003, as disclosed under the Financial Reconstruction Law, decreased by 880.4 billion yen as compared to the end of March 2002, and amounted to 233.2 billion yen. The amount of Credit classified as "Loans in Bankrupt and Risky Loan and others" and "Loans Requiring Special Supervision" both greatly decreased due to promoting loan assignment and collecting by securitization and liquidation of assets after full discussion with customers.

The Bank consequently carried out breakdown of 13.2 billion yen for loan loss reserves in total. Taking amount of 1.8 billion yen for bad loans written off and loans disposal loss, and the appropriation of 1.2 billion yen for loss related to sale of bonds account, the total amount of disposal non-performing loans resulted in breakdown of 10.1 billion yen.

Moreover, final disposal of non-performing loans amounted to 664.8 billion yen in total, including partial direct write-off of 15.2 billion.

The Bank did not implement debt forgiveness in FY 2002.

(¥1 Billion)

	March 2001 Actual①	March 2002 Actual②	Difference ②-①
Loans Requiring Special Supervision	367.0	98.4	▲ 268.5
Risky Loans	440.1	99.0	▲ 341.0
Loans in Bankrupt and Others	306.6	35.7	▲ 270.8
Total (Nonperforming Claims Disclosed under Financial Reconstruction Law)	1,113.6	233.2	▲ 880.4

(4) Progress in Domestic Lending

《Trends in demand for funds》

The Japanese domestic economy has still shown severe and unclear foresight due to the slowed U.S. economy and the deflationary Japanese economy, etc.

Reflecting the recent environment, the corporate sector, which has already contained capital investment within the scope of surplus in cash flows generated from the progress in restructuring, is becoming even more cautious in capital investment. Thus the demand for new loans has remained weak.

《Domestic loans》

Loans extended by the Bank continue to remain on a downward trend because of the low demand for funds as described above and also because of a large portion of contractual repayments, etc. (about 900 billion yen for the normal borrowers as of the beginning of FY 2002 for the whole fiscal 2002). Especially, exposures to domestic companies unfortunately decreased by more than 400 billion yen on adjusted balance basis for FY 2002 partly because large companies were trying to reduce their liabilities in an effort to improve financial balance and balance sheets.

《Loans to small- and medium-sized businesses》

With respect to the loans to small- and medium-sized companies, the downward pressure continued to be substantial. This was because generally the SMEs are more cautious in capital investment, reflecting difficult business environment. This was also attributable to the greater ratio of contractual repayments, etc. (Approximately 500 billion yen for the normal borrowers as of the beginning of FY 2002), repayments has been made by affiliated companies of large companies and financial institutions against the background of the trend among groups of large companies to reduce borrowings, and more loans being repaid from low-spirited borrowers which were promoting to restructure and improve balance sheet.

However, with strength of promotion system and active promotion of measures for strength of lending to SMEs, as explained below, the amount of SME loans as of the end of March 2003 rose by 41.8 billion yen (on adjusted balance basis, excluding impact loans) as compared to the end of March 2002, exceeding the planned figure of a 3.1 billion net increase. In FY 2002. This amount did not include the amounts of loan against the meaning of SME loan in the Revitalization Law.

《Promotion system to achieve the Plan》

■Organization

To plan and promote concrete and effective measures under the leadership of top management, the Bank established the SME Loan Committee in August 2001 and the first meeting was held on September 6, 2001. The Committee was held 33 times by the end of March 2003, and 16 times during FY 2002.

Chaired by the President, the Committee consists of full-time Directors and related Corporate Executive Officers. The Committee takes the final responsibility for achievement of the target for our loans to small- and medium-sized companies, makes decisions on specific measures for its achievement, and gives directions necessary for related groups and divisions/branches.

Moreover, under the Committee, a secretariat was set up to fulfill its business adjustment function in an effort to actively promote appropriate and effective loans to small- and medium-sized companies, and we also decideed to form task force whenever necessary.

■ Appropriate and timely disclosure of information on the progress

Our exposure to small-and medium-sized businesses is regularly reported to the Management Committee. Furthermore, we have already placed into operation a system whereby SME Loan Committee is held at least once a month, where a more detailed monthly performance and schedule of the transactions are reported on a monthly basis, specific improvements are examined, and discussions are held on the measures to accommodate individual company.

We have also made efforts to have the information fully get across all employees concerned, such as promotion policy and its progress by means of documents mainly in the name of SME Loan Committee and also via the Intranet in our Bank.

■ Monthly plan for each business division and evaluation system for contribution

We also made a monthly plan for each business division as to loans to small- and medium-sized companies for the term ending March 2003, to monitor the progress at SME Loan Committee on a monthly basis, and to encourage the achievement or give instructions to divisions performing poorly. Moreover, we placed the promotion activities for loans to small- and medium-sized companies as one of the important evaluation items with respect to the performance evaluation system in each Group, which should be suitably reflected on personnel and performance evaluation of employees.

《Promotion measures to achieve the Plan》

■ Active business promotion based on substantial risk management

We make a list of a wide range of customers as prospective borrowers of loans to small- and medium-sized companies to actively promote transactions and review it at the Risk Management Section. In FY 2002, we further aggressively promoted business to SMEs on the list to take in transactions. Moreover, we endeavored to transact business with the companies that we have never done before.

■ Utilization of non-recourse loans

Creditability of non-recourse loans depends on cash flow produced by the secured assets not the assets holders as a whole. Such loans are useful for SMEs whose creditability is low in general.

We are actively encouraging such new type loans with professional staff newly hired from outside of the bank, and establishment of specific division in charge, since we believe such loans should be included in our core business from now on. In addition, at the end of January 2002, Institutional Banking Group was established in order to more organically conduct our business among CBBG, FIBG and FEG. This establishment enables us to originate more non-recourse loans with perfect capture of customers' needs.

■ Substantial support for the granting credits to small- and medium-sized businesses

In light of the significance in terms of business line in our future business plan as well as its necessity given our branch network, the Bank has decided to strengthen the support for granting credits to small- and medium-sized businesses related to securitization and loan trading businesses.

Specifically, we succeeded in a different kind of support to actual credit extension for SMEs through several non-recourse loans to other banks, insurance companies and non-banks that hold a lot of assets to SMEs in FY 2002.

■ Examining an alliance, etc. in promoting loans to small- and medium-sized businesses

To enhance loans to smaller-sized companies and proprietors, to which the Bank has traditionally been only passive in promotion because of the Bank's characteristic, the Bank is now promoting to grant new loans to this sector by forming an alliance with partners with strength in the business of granting loans to individuals and small-sized companies.

In FY 2001, we became a sponsor for reconstruction of two non-banks in order to enhance their core business, which went into legal bankruptcy due to a large amount of non-performing loans but have expertise in SME loan business, and then are supporting active promotion of their business.

In FY 2002, Shinsei Business Finance Co., Ltd., the new joint venture company between the Bank and Nissin Co., Ltd., whose main business is lending to SMEs and individuals, began its operations in November 2002. The company is promoting to lend unsecured business loans to SMEs by business credit management through statistical methodology. The business has started smoothly.

《Promotion of SME loans for FY 2003》

For the fiscal year of 2003, we continue to consider loans to small- and medium-sized companies one of the most important issues as in the past.

As tough situation due to struggling demands for funds is expected to continue, SME Loan Committee will actively reinforce the loans through above measures and push hard to achieve the plan.

(5) Situation of the Current and the Future Dividend Policy

We set a management policy, which gives attention to the internal retention of profits for the time being, in an effort to stabilize management and to expand its ability to reinvest for expansion of our business base. Through maintaining a strong financial base value and expanding profits, we shall endeavor to increase the Bank's credibility and share value, which eventually leads to the situation where the public fund injected to the Banks in equity, is repaid smoothly.

We paid common stock dividends of 1.11 yen per stock for the FY 2002.

With respect to future dividends, the Bank shall manage the level of payment amount, subject to the balance with financial soundness and accumulating profits as well as consideration of managerial performance such as profit trends and future expectation of the Bank.

(6) Measures for More Than 30% Below the Target of ROE on Net Business Profit Base of FY2002

《Reasons for the Worse-than-expected ROE on Net Business Profit base Results in FY 2002 Than Forecast in the Plan for Restoring Sound Management》

The Bank set the targets of Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) and ROE in the fiscal year ending March 2003 to be 68.6 billion yen and 10.88% in the Plan for Restoring Sound Management dated August 2001 prepared by the Bank, but the actual results decreased to 45.3 billion yen (rate of achievement against target: 66.03%) and 6.97% (rate of achievement against target: 64.06%) respectively.

The main factor for the decrease is attributable to a substantial loss which the bank was compelled to post as a result of the failure of the US corporate bond investment as part of fund management by the Bank, which resulted from a deterioration in the US corporate bond market caused by the occurrence of the business failure of such large corporations as Enron, WorldCom so forth in a recessionary trend of the economy after the terrorist attacks in September 2001 and public distrust toward overall US corporate accounting practices arising from revelations of dishonest accounting in such corporations. The Bank posted a loss of as much as 20 billion yen in the US corporate bond investments in the fiscal year ended March 2003. Without such loss, the Bank would have posted a Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) of 65.3 billion yen (or the rate of achievement against the target: 95.19%), securing almost the same level of profit as the target in the Plan.

The Bank commenced US corporate bond investment in 2002, shortly after its emergence from the temporary nationalization. The Bank then decided to include foreign currency-related investments as part of its investments with a view to diversifying risk and increasing profitability on liquid funds to be owned and managed immediately after its re-privatization. In this respect, the Bank commenced US corporate bond investment by concluding an agreement with a local asset management firm in the US, specializing in the US corporate bond market to obtain advice, operations agency service, etc., and has since reduced interest rate risk and exchange risk by proper hedging.

However, the investment environment quickly changed due to unexpected events such as the worsening US corporate bond market, etc., caused by the occurrence of the business failures of large corporations such as Enron and WorldCom, followed by a recessionary trend in the US economy after the terrorist attacks and public distrust in overall corporate financial reporting triggered by the discovery of fraudulent accounting practices in the accounts of such large corporations. Under these circumstances, the Bank made a decision to curtail the said bond portfolio in the first half of FY 2002, and has since carried out the sale thereof while taking into account trends in the US corporate bond market.

As a result of proper treatment of impairment loss as well as treatment of the loss arising from the curtailment of the US corporate bond portfolio, the Bank was compelled to post a loss of 20 billion yen as a loss on the US corporate bond securities portfolio. However, the Bank understands that the impact of such loss on the Bank's earnings is almost over, and believes that it should have no concern about the maintenance and expansion of earnings to be generated from the business base that has been reinforced and expanded in the last 3 years.

《Alternative Measures for Improvement of Earnings》

■ Alternative Measures Taken during FY 2002

Immediately after the Bank learned of the occurrence of the aforementioned loss from US corporate bond investments, it decided to concentrate the Bank's internal resources on business areas with high profitability and to review a further reduction of expenses, and as a matter of the highest priority in management, implemented further measures for drastic cost cutting as set forth below in addition to the continuation and promotion of usual cost-cutting measures. As a result, the Bank

succeeded in posting actual expenses of 63.7 billion yen in the fiscal year ending march 2003 as against the target of 70 billion yen set out in the Plan for Restoring Sound Management.

① Integration and efficiency of operating divisions by drastic review of operation flow.

The Bank improved productivity per employee and promoted a reduction of the headcount, office expenses and so forth by making best efforts to concentrate operations staff dispersed throughout the divisions and branches in one place to equalize the volume of daily operations for each branch though a thorough integration and efficiency of the operations divisions, including a drastic reviewing of operations flow.

Furthermore, the operations concentration section, previously located at the head office for handling various types of operations such as deposits, foreign exchange, loans, and so forth, was transferred to and integrated into Meguro Computer Center to improve productivity per employee and promote a reduction in the headcount, office expenses and so forth by equalizing the volume of daily operations in the same manner as above.

Moreover, the Bank reduced administrative and archiving costs for business documentation by further promoting non-paper operations, abolishing about a half of the fixed type of business forms, etc., and centralizing the remaining records in the Bank's internal LAN system.

② Reduction of expense and reinforcement of bargaining power by promoting outsourcing operations.

The main role of a subsidiary of the Bank was previously one of dispatching personnel to companies in the group, but this subsidiary found it difficult to secure profit through economies of scale so this business was outsourced to a large specialized company.

Furthermore, facility management business for all the offices of the Bank once conducted by the General Services Division was entrusted *en bloc* to a specialist outside company. This will enable to us reduce the number of the Bank employees and enhance negotiating power for reducing rent, etc., resulting in a further reduction of office expenses and the like.

③ Implementation of career development support system, etc.

In response to surplus staff resulting from the aforementioned measures, the Bank redeployed part its staff to new strategic business areas and continued to support senior staff, and although at one stage the numbers involved was halved from the peak, these have increased due to further expansion of the scope to senior employees to help them change jobs by implementing the career development support system.

④ Others

The Bank needs to commit funds to advertising to promptly and sharply expand its retail customer base, but based on a performance analysis of the previous year, it has reduced such expenses by about 1 billion yen compared to the previous fiscal year from the viewpoint of expense versus effect.

Furthermore, the Bank has prepared a system thereby for the Chief Financial Officer to be able to promptly check expenses whenever there is any sign of an increase by reforming the internal "Expense Control Guidelines" with a view to reinforcing monitoring expenses in general.

■ Alternative Measures to be Taken in the Future

The Bank was successful in achieving the targets of Net Business Profit Before General Reserve for Loan Losses (*jisshitsu gyomu jun-eki*) and Net Income as in the Plan for Restoring Sound Management in both FY 2000 and 2001, and in FY 2002, the Bank achieved the target Net Income and would have almost secured the target Net Business Profit Before General Reserve for Loan Losses if

the aforementioned loss from the US corporate bond investments were excluded. Accordingly, the Bank believes that it will safely secure earnings if a temporary loss such as in the previous fiscal term does not occur. To our regret, however, the amount of assets held by the Bank sharply decreased to nearly 3,700 billion yen at the end of March 2003, although the quality of loan accounts steeply improved as a result of the order of priority in the past 3 years being put on reviewing loan assets, etc., in which the risk-return relationship was severely distorted. From the viewpoint of the Bank's ideal earning power in the future, the Bank believes it necessary to sharply increase loan assets, etc., from now on while maintaining the present level of the quality thereof.

In this respect, the Bank has carried the banner "Increasing of Loan Assets, Etc." by deciding, as its main earning improvement measure for promotion in this fiscal year, to positively purchase assets in the secondary market where sellers recently been increasing due to steps to increase BIS ratio and the increased needs of diversifying fundraising methods, etc., and it goes without saying the Bank has made efforts to increase loans. Specifically, the Bank has prepared a program to purchase loans and is now actively seeking transactions.

With respect to the non-interest income, the Bank is expected to continue to show stable growth in business areas such as credit trading and securitization in which the Bank has already established a proper position in the market, and private equity and corporate revitalization businesses for which the Bank will make its best efforts in the future.

Furthermore, the Bank shall further endeavor to manage operating expense more efficiently.

Regarding personnel expense, the Bank is aiming to promote more efficient allocation of employees by improving business flow and centralizing operations in the traditional business areas. On the other hand, in the new business areas, the Bank is promoting to aggressively hire professionals for prompt start of business and intention of competitiveness. Thus personnel expense will increase together with expansion of business, however, the treatment of the employees basically links to the Bank's achievement. The Bank intends to manage in consideration of increasing net profits.

Regarding non-personnel expense, the Bank shall further promote to reduce branch space by reviewing the layout of branches and review operational flow including paperless promotion. In addition, the Bank shall make efforts to promote expand Two-Way channels such as Internet and call-center to control expenses related branches and transactions together with higher convenience of retail customers, and reduce advertisement expense by promotion of advertisement in consideration of effectiveness as compared to expense.

(Figure 1-1) Profitability Trend and Plan

	Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
(Balance Sheet) <Asset & Liabilities:Average Balance, Capital Account:Ending Balance>					(¥1 bn)
Total Assets	11,755.5	8,893.9	7,770.0	7,796.7	
Loans	7,257.3	5,562.0	5,530.0	4,128.8	
Securites	2,783.5	2,000.0	1,255.0	2,010.4	
Trading Assets	256.6	273.5	200.0	317.7	
Deferred Tax Assets (Ending Balance)	-	17.6	-	18.3	
Total Liabilities	11,285.3	8,338.1	7,160.0	7,200.3	
Deposits / NCD	3,163.5	2,774.6	3,030.0	2,834.7	
Debentures	4,999.4	3,468.3	2,400.0	2,262.1	
Trading Liabilities	35.9	37.7	50.0	70.3	
Deferred Tax Liabilities (Ending Balance)	10.1	-	10.1	-	
Deferred Tax Liabilities due to Reevaluation (Ending Balance)		-	-	-	
Capital Account	577.5	617.3	656.6	680.4	
Paid-in Capital	451.3	451.3	451.3	451.3	
Capital Reserves	18.6	18.6	18.6	18.6	
Other Capital Surplus	-	-	-	-	
Legal Revenue Reserves	-	2.1	3.4	2.8	
Retained Earnings (Note)	91.3	139.6	167.0	194.6	
Difference due to Reevaluation	-	-	-	-	
Reevaluation Difference of other securities	16.3	5.8	16.3	13.2	
Treasury Stock		▲ 0.0	-	▲ 0.0	
(Income)					(¥1 bn)
Gross Business Income	100.3	123.8	138.6	108.9	
Fund Operating Income	214.4	163.1	149.0	120.2	
Funding Cost	126.1	69.2	51.6	44.2	
Fee Income	10.0	*1 27.5	*1 35.0	*1 47.7	
Trading Income	2.3	0.3	4.0	2.8	
Other Business Profits	▲ 0.4	2.2	2.2	▲ 17.5	
Net Bond Gains	▲ 1.9	▲ 3.1	0.0	▲ 15.1	
Net Business Profit (before deduction of General Loan Loss Reserve)	38.8	*1 57.9	*1 68.6	*1 45.3	
Net Business Profit	38.8	*1 84.1	*1 68.6	*1 45.3	
General Loan Loss Reserves	-	▲ 26.2	0.0	-	
Expenses	61.5	65.9	70.0	63.7	
Personnel Expenses	28.6	28.4	29.5	29.1	
Non-personnel Expenses	32.9	37.5	40.5	34.6	
Bad Loan Disposition Loss	*2 ▲ 5.9	*2 2.8	*2*3 6.0	▲ 10.1	
Net Stock Gains	56.7	▲ 5.5	0.0	▲ 0.8	
Stock Amortization	1.4	10.0	0.0	4.1	
Net Operating Income	96.0	38.5	58.6	38.1	
Extraordinary Profit	8.8	10.6	0.0	*3 16.6	
Extraordinary Loss	13.3	9.4	0.0	2.9	
Corporate, Resident and Enterprise Tax	0.2	0.1	0.0	0.1	
Corporation Tax, etc. Adjustments	-	▲ 21.2	-	▲ 7.4	
Profit after Tax	91.3	60.7	58.6	59.1	

(Note) Profit reserves excluding legal revenue reserves
*1 Including Loan Trading related earnings *2 Including General Loan Loss Reserve
*3 13.2 bn Yen is included in Extraordinary Profit due to excess break down of General Loan Loss Reserve.

(Dividends) (¥1 bn, ¥, %)

Distributable Profit	76.0	116.4	139.2	162.1	
Total Dividends (incl. Interim)	6.9	6.9	6.9	6.9	
Dividend on Common Stock	3.0	3.0	3.0	3.0	
Dividend on Preferred Stock(#2<PublicFund>)	1.0	1.0	1.0	1.0	
Dividend on Preferred Stock(#3<PublicFund>)	2.9	2.9	2.9	2.9	
Dividend per Stock(Common Share)	1.11	1.11	1.11	1.11	
Dividend Rate(Preferred #2<PublicFund>)	1.00	1.00	1.00	1.00	
Dividend Rate(Preferred #3<PublicFund>)	1.21	1.21	1.21	1.21	
Payout Ratio	7.56	11.36	11.77	11.66	

	Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
(Management Indexes)					(%)
Yield on Interest Earning (A)	1.90	1.99	2.12	1.77	
Yield on Loans (B)	2.29	2.11	2.25	2.19	
Yield on Securites	0.78	1.47	1.12	1.07	
Funding Cost(C)	1.88	1.89	2.06	1.73	
Yield on Deposit (incl.NCD)(D)	1.08	0.74	0.64	0.59	
Operating Expenses (E)	0.73	1.02	1.26	1.21	
Ratio of Personnel Expenses	0.34	0.44	0.53	0.55	
Ratio of Non-Personnel Expenses	0.36	0.54	0.69	0.61	
Gross Spread (A)-(C)	0.02	0.10	0.06	0.04	
Spread Between Loans and Deposits (B)-(D)-(E)	0.47	0.34	0.34	0.40	
Ratio of Non-Interest Income	11.94	24.2	29.73	30.26	
OHR (Expense / Gross Business Income)		53.23		58.44	
ROE (Net Business Profit / Equity) *4	7.4	9.7	10.88	6.97	
ROA (Net Business Profit / Equity)	0.33	0.65	0.88	0.58	
Revised core ROA (Note)				0.69	

(Note)((Net Business Profit (before deduction of General Loan Loss Reserve)-Net Bond Gain/Loss-Dividend on subsidiaries, etc.)
／Total Asset-Guarantee<Average Balance>)
*4 Equity Balance=(year beginning + year-end balance)/2

(Figure 1-2) Profitability Trend (Consolidated Base)

	Mar-02 Actual		Mar-03 Actual
<Balance>			(¥1 bn)
Total Assets	8,069.6		6,707.0
Loans	4,801.9		3,502.3
Securites	1,462.3		1,771.0
Trading Assets	444.0		361.2
Deferred Tax Assets (Ending Balance)	17.7		18.4
Minority Equity	0.0		0.2
Total Liabilities	7,446.0		6,027.0
Deposits / NCD	2,260.8		2,576.9
Bonds	2,786.4		1,913.6
Trading Liabilities	173.6		117.5
Deferred Tax Liabilities (Ending Balance)	0.0		0.0
Deferred Tax Liabilities due to Reevaluation (End Balance)	-		-
Capital Account	623.5		679.8
Paid-in Capital	451.3		451.3
Capital Reserves	18.6		18.6
Legal Revenue Reserves	145.1		194.7
Difference due to Reevaluation	-		-
Difference due to Reevaluation of Securities	5.8		13.2
Exchange Fluctuation Account	2.8		2.1
Treasury Stock	▲ 0.0		▲ 0.0
(Income Statement)			(¥1 bn)
Ordinary Revenue	236.0		201.2
Fund Operating Income	155.5		111.3
Fee Income	11.4		20.8
Trading Income	1.9		8.5
Other Business Profits	35.6		29.0
Other Business Income	31.6		31.6
Ordinary Expense	196.5		167.2
Funding Cost	67.1		45.2
Fee	3.5		4.2
Trading Fee	0.1		0.0
Other Business Fee	21.5		34.5
Operating Cost	69.5		69.7
Other Ordinary Expense	34.9		13.6
Loan Write Off	0.2		0.4
Loan Loss Reserve	0.7	*1	▲ 11.8
General Loan Loss Reserve	▲ 27.0		▲ 69.5
Specific Loan loss Reserve	27.9		57.8
Ordinary Income	39.4		34.0
Corporate, Resident and Enterprise Tax	10.6	*1	15.3
Corporation Tax, etc. Adjustments	9.7		3.0
Profit before Taxation	40.3		46.3
Corporate, Resident and Enterprise Tax	0.3		0.8
Corporation Tax, etc. Adjustments	▲ 21.2		▲ 7.5
Return on Minority	0.0		0.0
Profit after Tax	61.2		53.0

*1 11.8 bn Yen is included in Extraordinary Profit due to excess break down of General Loan Loss Reserve.

(Figure 2) BIS Capital Adequacy Ratio ... Domestic Standard

(Non-Consolidated) (¥1 bn)

	Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
Paid-in Capital	451.3	451.3	451.3	451.3	
Common	180.9	180.9	180.9	180.9	
Preferred (Non-cumulative)	270.4	270.4	270.4	270.4	
Preferred Fund Certificate	-	-	-	-	
Capital Surplus Reserve	18.6	18.6	18.6	18.6	
Earned Surplus Reserve	1.4	2.8	4.1	4.1	
Variance from Estimates of Securities	-	-	-	-	
Free Reserve Fund	-	-	142.0	-	
Surplus Profit Carried forward to the Following Term	83.0	135.5	20.9	186.3	
Treasury Stock	-	-	-	-	
Others	-	-	-	-	
Tier I Total	554.2	608.1	636.9	660.3	
(Tax Effects)	(-)	(21.2)	(-)	(28.6)	
Preferred Stock (Cumulative)	-	-	-	-	
Preferred Fund Certificate	-	-	-	-	
Perpetual Sub Bonds	147.5	33.2	8.5	22.9	
Perpetual Sub Loans	271.6	259.6	133.0	213.0	
Revaluation Gain on Securities					
Revaluation Gain on Properties	-	-	-	-	
Loan Loss Reserve	44.5	37.8	46.9	29.3	
Other	-	-	-	-	
Upper Tier II Total	463.5	330.6	188.4	265.2	
Term Sub Bonds	41.7	20.8	3.2	4.7	
Term Sub Loans	100.8	18.6	3.8	3.8	
Other	-	-	-	-	
Lower Tier II Total	142.5	39.4	7.0	8.5	
Tier II Total	554.2	370.0	195.4	273.8	
Tier III	-	-	-	-	
Deduction	-	-	-	-	
Capital Total	1,108.5	978.1	832.2	934.0	

(¥1 bn)

Risk Assets	7,118.7	6,044.8	7,500.0	4,692.9	
On-Balance	6,464.0	5,347.5	6,800.0	4,127.9	
Off-Balance	654.7	697.4	700.0	565.1	
Other					

(%)

Capital Adequacy Ratio	15.57%	16.18%	11.10%	19.90%	
Tier I Ratio	7.78%	10.05%	8.49%	14.06%	

(Consolidated) (¥1 bn)

	Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
Paid-in Capital	451.3	451.3	451.3	451.3	
Common	180.9	180.9	180.9	180.9	
Preferred (Non-cumulative)	270.4	270.4	270.4	270.4	
Preferred Fund Certificate	-	-	-	-	
Capital Surplus Reserve	18.6	18.6	18.6	18.6	
Variance from Estimates of Securities	-	-	-	-	
Treasury Stock	-	-	-	-	
Adjustment from Foreign Currency Translation	2.5	2.8	-	2.1	
Earned Surplus Reserve	87.3	141.6	169.9	187.8	
Others	-	-	-	-	
Tier I Total	559.6	614.3	639.8	659.9	
(Tax Effects)	(-)	(21.2)	(-)	(28.8)	
Preferred Stock (Cumulative)	-	-	-	-	
Preferred Fund Certificate	-	-	-	-	
Perpetual Sub Bonds	147.5	33.2	8.5	22.9	
Perpetual Sub Loans	271.6	259.6	133.0	213.0	
Revaluation Gain on Securities					
Revaluation Gain on Properties	-	-	-	-	
Loan Loss Reserve	41.2	36.0	43.8	28.9	
Other	-	-	-	-	
Upper Tier II Total	460.2	328.8	185.3	264.8	
Term Sub Bonds	41.7	20.8	3.2	4.7	
Term Sub Loans	100.8	18.6	3.8	3.8	
Other	-	-	-	-	
Lower Tier II Total	142.5	39.4	7.0	8.5	
Tier II Total	559.6	368.2	192.3	273.3	
Tier III	-	-	-	-	
Deduction	▲ 0.2	▲ 0.6	▲ 0.2	▲ 3.6	
Capital Total	1,119.1	981.9	831.9	929.6	

(¥1 bn)

Risk Assets	6,586.0	5,759.3	7,000.0	4,622.8	
On-Balance	6,350.1	5,270.2	6,700.0	4,084.2	
Off-Balance	235.9	489.1	300.0	538.6	
Other					

(%)

Capital Adequacy Ratio	16.99%	17.04%	11.88%	20.10%	
Tier I Ratio	8.49%	10.66%	9.14%	14.27%	

(Figure 5) Net Profit Trend by Business Division

(Non-Consolidated) (¥1 bn)

	Mar-02 Acual	Mar-03 Actual
Interest Income	46.7	31.5
Fee Income	10.5	5.5
Gross Profits	57.2	37.0
Corporate Business Group		
Interest Income	10.5	16.2
Fee Income	0.8	2.4
Gross Profits	11.3	18.6
Individual Banking Group		
Interst Income	57.2	47.7
Fee Income	11.3	7.9
Gross Profits	68.5	55.6
Expenses	45.6	39.7
Profits after Expense Deduction	22.9	15.9
Domestic Banking Group		
Interst Income	13.8	28.3
Fee Income	19.7	25.1
Gross Profits	33.5	53.4
Expenses	18.0	24.0
Profits after Expense Deduction	15.5	29.4
Financial Engineering Group		
Other Group (Profits after Expense Deduction)	19.5	
Grand Total (Profits after Expense Deduction)	57.9	45.3

(Note) Before considering General Loan Loss Reserve

(Consolidated) (¥1 bn)

	Mar-02 Acual	Mar-03 Actual
Interest Income	46.7	30.7
Fee Income	10.5	5.5
Gross Profits	57.2	36.2
Corporate Business Group		
Interest Income	10.5	16.2
Fee Income	0.8	2.4
Gross Profits	11.3	18.6
Individual Banking Group		
Interst Income	57.2	46.9
Fee Income	11.3	7.9
Gross Profits	68.5	54.8
Expenses	45.6	40.1
Profits after Expense Deduction	22.9	14.7
Domestic Banking Group		
Interst Income	13.8	19.1
Fee Income	21.5	35.9
Gross Profits	35.3	55.0
Expenses	20.6	28.0
Profits after Expense Deduction	14.7	27.0
Financial Engineering Group		
Other Group (Profits after Expense Deduction)	21.2	
Grand Total (Profits after Expense Deduction)	58.8	41.7

(Note) Before considering General Loan Loss Reserve

(Figure 6) Rationalization Transition and Plan

	Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
(Directors)					
# of Directors	18	17	19	18	
Directors (( ) Part-time)	15(12)	14(11)	16(12)	15(11)	
Auditors (( ) Part-time)	3(2)	3(2)	3(2)	3(2)	
Employees(Note)	2,024	2,125	2,200	2,055	

(Note) Total administrative and general affairs employees. Includes full-time secondees to other companies. Excluding non-regular employees, part-time employees and temporary staff.

(# of Domestic and Overseas Branches)

Domestic Branches (Note 1)	(#)	24	26	24	28	*1
Overseas Branches (Note 2)	(#)	1	1	1	1	
(Reference) Overseas Subsidiaries	(#)	1	1	1	2	*2

(Note 1) Excluding sub-branch offices, agencies.

(Note 2) Excluding sub-branch offices and representative offices.

【Difference Explanation】

*1 Opened Roppongi and Meguro SFCs in Dec. 2001, Hiroo SFC in July 2002, LaLaport SFC in March 2003.
*2 Established Shinsei Capital as US nonbank subsidiary.

		Mar-01 Actual	Mar-02 Actual	Mar-03 Plan	Mar-03 Actual	Comment
(Personnel Expenses)						
Personnel Expenses	(¥1 ml)	28,576	28,382	29,500	29,083	
Wage, Remuneration	(¥1 ml)	14,790	15,989	16,500	16,296	
Average Monthly Wage	¥1000	499	476	476	471	

(Note) Average Age - 36 Years and 2months (as of end of March 2003)

(Directors Remuneration and Bonuses)

Remunerations and Bonuses(Note)	(¥1 ml)	499	449	499	297	
Remunerations	(¥1 ml)	499	449	499	297	
Bonuses	(¥1 ml)	0	0	0	0	
Average Director's(full-time) Remuneration and Bonuse	(¥1 ml)	91	67	73	36	
Average Directors retiring special bonuses	(¥1 ml)	0	10	0	0	

(Note) Total of Personne Expense and profit distribution. Include employee part when doubling as director also.

(Non-Personnel Expenses)

Non-Personnel Expense	(¥1 ml)	32,915	37,486	40,500	34,588	
Mechanization Related Expense(Note)	(¥1 ml)	7,319	8,705	11,500	7,595	
Besides	(¥1 ml)	25,596	28,781	29,000	26,993	

(Figure 7) Subsidiaries and Affiliated Companies

(Note 1)

(¥1 bn or ¥1 ml) (¥1 mn or ¥1 thou.)

Name of Company	Established Date	Represen -tative	Main Business	Recent Financial Statement (Note 3)	Total Asset	Loans	from Shinsei (Note 2)	Capital	from Shinsei	Net Operating Profit (¥1 ml)	Net Income (¥1 ml)	Consol. or Equity Method
Shinsei Trust & Banking Co.	Nov-96	Hideyuki Nose	Trust Business	Mar-03	14.3	-	-	5.7	5.7	511	337	Cons.
Shinsei Information Technology Co., Ltd.	Aug-83	Osamu Shimamura	Software Development	Mar-03	0.3	-	-	0.1	0.1	52	52	Cons.
Shinsei Business Services Co., Ltd	Feb-85	Hideki Shinmoto	Office Work Agent	Mar-03	0.3	-	-	0.2	0.2	▲36	10	Cons.
Shinsei Real Estate Valuations Services Co., Ltd.	Oct-92	Tokumatsu Iida	Examine real estate valuation	Mar-03	0.1	-	-	0.1	0.1	19	13	Cons.
Shinsei Card Co., Ltd.	Mar-00	Gifford Nakajima	Credit Card	Mar-03	0.5	0.4	0.4	0.0	0.0	▲167	▲178	Cons.
Shinsei Securities	Aug-97	Hiroshi Sasaki	Securities Business	Mar-03	10.0	-	-	9.7	9.7	52	41	Cons.
Shinsei Investment Management	Dec-01	Jun Daikubara	Investment Trust	Mar-03	0.5	-	-	0.5	0.5	▲14	▲14	Cons.
Chowa Building Co., Ltd.	Aug-97	Hideki Shinmoto	Real Estate Management	Mar-03	10.5	9.1	9.1	0.4	0.4	155	79	Cons.
Shinsei Business Finance	Jun-79	Kunio Saito	Financial Business	Mar-03	0.6	0.1	0.1	0.4	0.4	▲106	▲108	Cons.
Dolphin Japan Investment	Sep-01	Ryuutarou Uchiyama	Management of Trust in Real Estate	Mar-03	57.7	57.0	57.0	0.0	-	0	0	Cons.
SME	Mar-03	Clark Douglas Graninger	Financial Business	Mar-03	55.0	53.5	53.5	0.0	-	0	0	Cons.
Shinsei FP	Mar-03	James Modie	Financial Business	Mar-03	21.5	21.5	21.5	0.0	-	▲1	▲0	Cons.
BM Finance	Jan-93	Clark Douglas Graninger	Small Finance, Loan Trading	Mar-03	12.0	0.7	-	0.1	-	1,083	44	Cons.
BM Enterprises	Apr-98	Clark Douglas Graninger	Trading of Money Claim	Mar-03	7.6	-	-	0.0	-	1,665	▲10	Cons.
Shinsei Servicing Company	Oct-01	Atsuhiko Seki	Financial Business	Mar-03	0	-	-	0.5	-	16	9	Cons.
Daihyaku Life Insurance Co	May-86	Clark Douglas Graninger	Guarantee biz	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
YMS Two	Mar-01	Clark Douglas Graninger	Credit Trading	Mar-03	23.4	-	-	0.0	-	5,134	2	Cons.
YMS Four	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	4.4	-	-	0.0	-	9	1	Cons.
YMS Five	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	30.0	30.0	30.0	0.0	-	1	1	Cons.
YMS Six	Dec-01	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
YMS Sevem	May-02	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	5,502	▲0	Cons.
YMS Eight	May-02	Clark Douglas Graninger	Credit Trading	Mar-03	2.1	2.0	2.0	0.0	-	▲0	▲0	Cons.
YMS Nine	Jul-02	Clark Douglas Graninger	Credit Trading	Mar-03	26.8	-	-	0.0	-	546	0	Cons.
YMS Ten	Jul-02	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT1	Dec-97	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
CRT2	Mar-98	Clark Douglas Graninger	Credit Trading	Mar-03	0	-	-	0.0	-	▲0	▲0	Cons.
Exion	May-59	Katsumi Nagashima	Finance Secured Real Estate	Mar-03	14.7	14.1	14.1	0.4	-	218	190	Cons.
Apollo Finance	Feb-98	Masaru Kataoka	Finance Secured Real Estate	Mar-03	6.4	5.9	5.9	0.3	-	11	75	Cons.
Hub Asset Funding Limited	May-97	MM	Trading of Money Claim	Dec-02	0.6	0.6	0.6	0.0	-	▲0	▲0	Cons.
Shinsei Bank Finance N.V.	Mar-76	Shinya Nagata	Financial Business	Dec-02	(Mil) $485	(Mil) $126	(Mil) $126	(Mil) $34	(Mil) $34	(th) $39,268	(th) $37,962	Cons.
Shinsei Capital (USA),Ltd.	May-02	George Shrowitz	Financial Business	Dec-02	(Mil) $2	(Mil) -	(Mil) -	(Mil) $2	(Mil) $2	(th) ▲$1,390	(th) ▲$1,390	Cons.
Raphia Capital	Jul-02	Kazunori Fujii	Private Equity Fund	Dec-02	0.1	-	-	0.1	0.0	11	7	Equity
Hilcot Holdings Ltd.	Nov-02	Adrian Kimberly	Holding Company	Dec-02	(Mil) $47	(Mil) -	(Mil) -	(Mil) $46	(Mil)	(th) -	(th) -	Equity
BlueBay Asset Management, ltd.	Jul-01	Hugh Willis	Asset Management	Dec-02	(Mil) £11	(Mil) —	(Mil) —	(Mil) £8	(Mil) £2	(th) ▲£2,204	(th) ▲£2,218	Equity

(Note 1) Denomination is stated in local currency as to overseas subsidiaries and affiliated companies.
(Note 2) Loans form Shinsei include loans and gurantee.

(Note 3) Chogin Card and BM Servicing Company have changed their names to Shinsei Business Finance and Shinsei Servicing Company during the FY. Shinsei Capital(USA) Ltd., due to its establishment, and YMS7, due to the sale of equity, they are now non-consolidated. YMS1 is no longer consolidated due to our sale of its equity. Raphia Capital, due to its establishment, and Hillcot Holdigns Ltd., due to its stock acquisition, equity method is now applied.

(Note 4) Comments on each company

Shinsei Card, Shinsei Investment Management, Shinsei Capital(USA), Ltd., BlueBay Asset Management, Ltd.	arising from excess cost incurred by start-up of new business
Shinsei Business Service	arising from excess cost incurred by sort-out the existing business
Shinsei Business Finance	arising from excess cost incurred by sort-out of Chogin Card and start-up of new business
Shinsei FP, BM Enterprises, YMS Two, YMS Six, YMS Seven, YMS Eight, YMS Ten, CRT1, CRT2, Hub Asset Funding Limited	They are companies to complement functions rrequired for credit trading business. The influence of their profits and losses is slight.

(Figure 10-1) Trend of Loan Balance

(Balance) (¥1 bn)

		Mar-02 Actual (A)	Mar-03 Plan (B)	Mar-03 Actual (C)	Comment
Domestic Loans	Incl. Impact Loan	4,884.3	3,850.0	3,537.1	
	Excl. Impact Loan	4,846.1	3,820.0	3,502.4	
To small & medium sized (Note)	Incl. Impact Loan	2,165.2	1,696.1	1,662.0	
	Excl. Impact Loan	2,159.5	1,691.3	1,651.3	
Guaranteed by Association		-	-	-	
Persona Lodnding(Excl. Commercial Fund		40.6	57.0	52.6	
Housing Loan		35.7	53.0	48.9	
Other		2,678.5	2,096.9	1,822.5	
Overseas Loan		127.9	135.0	136.1	
Total		5,012.2	3,985.0	3,673.2	

(After taking account of factors needed to calculate increas/decrease and actual amount)

(¥1 bn)

		Mar-03 Plan (B)-(A)+(a)	Mar-03 Actual (C)-(A)+(b)	Comment
Domestic Loans	Incl. Impact Loan	15.7	▲ 435.8	
	Excl. Impact Loan	23.9	▲ 432.3	
To small & medium sized (Note)	Incl. Impact Loan	2.2	46.8	
	Excl. Impact Loan	3.1	41.8	

(Note) Loans to middle-and small-sized companies mean those (including business loans to individuals) extended to companies whose capital or investment is less than 300 million yen (however, 100 million yen for wholesalers and 50 million yen for retailing, food and drink, and service industries), or whose regular employees are less than 300 people (however, 100 people for wholesalers and service industries and 50 people for retailing and food and drink industries).

(Factors needed to calculate actual base(Excl. inpact loans))

(¥1 bn, ( )Loans to small & medium-sized Crop.)

	2002 Plan (a)		2002 Actual (b)		Comment
Write off of Loans (Note 1)		( )	136.4	(135.6)	
CCPC (Note 2)		( )		( )	
Liquidation of Assets (Note 3)	300.0	(71.3)	187.5	(113.8)	
Amount of partial direct write-off(Note 4)		( )	14.8	(7.2)	
Disposal of Assets to Agreed Banks(Note 5)	500.0	(270)	277.7	(181.1)	
Bulk Sales and others (Note 6)	250.0	(130)	247.1	(95.8)	
Other (Note 7)		( )	47.9	(16.4)	
Total	1,050.0	(471.3)	911.4	(550.0)	

(Note 1)Amount of direct write off for reasons of no taxation (Basic Circular of Corporate Income Tax 9-6-1, 9-6-2,9-4-1,9-4-2)

(Note 2)Amount of final disposal relating to debts sold to the Cooperative Credit Purchasing Company Limited

(Note 3)Mainly securitization of normal loans

(Note 4) Amount of partial direct write off implemented for the term

(Note 5)Amount of the sale of assets to agreed banks stipulated under Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System. In case, however, where the exercise of Cancellation Right under the stipulation of Article 8 of "Stock Transaction Agreement"on aasignment by our Bank was conducted, adecrease in the amount of loans associated with the exercise is included in the disposal of bad debts in this table, booked in this column and reflected on the plan and results in the actual figures as mentioned above.

(Note 6)Amount of a bulk sale of bad debts and other disposal of bad loan, etc.

(Note 7)Amount of the granting credits (underwriting private placement bonds, etc) is substantially equal to lending.

(Figure 12) Status of Risk Management

	Risk Managing Dpt.	Current Management System	Matters raised for improvement during this
Comprehensive Risk management	Portfolio and Risk Mgmt. Div.	- Designing and planning a comprehensive risk management system.	- Introduced Risk Capital System
Credit Risk (incl. Country Risk)	Portfolio and Risk Mgmt. Div. Risk Mgmt. Planning and Policy Div. Balance Sheet Credit Div. Corporate Risk Mgmt. Div. Financial Engineering Risk Management Div. Credit Assessment Div.	- Quantification and monitoring of credit - Set guidelines and policies - Internal rating system for debtors - Designing and developing the way and procedure of examination - Examination and administration of each transaction - Examination and administration of Need Caution Borrowers etc. - Examination and administration of country risk - Subsequent check of the approved credit matters - Approval/judgment on the procedure of evaluation, rating and reserves of product of FEG and the individual - Audit and examination of asset self-assessment (Independent from Credit section)	- Introduced DCF System for reserve estimate of major borrowers those require special supervision and concerned of bankruptcy
Interest Rate(ALM) Risk	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Liquidity and debenture operation in banking accounts - Measurement, evaluation, and report of risks - Overall risk limits are decided at ALM Committee → President approves → Board of Directors approve - Grasp risk volume through integrated on and off balance management - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Markets Div. controls all the credit risk of the banking account	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet
Market Risk	Markets Div. Market Risk Management Div. Financial and Regulatory Accounting Div. Trading and Securities Operations Div.	- Trading account operations - Banking account operations - Measurement, Evaluation, Reporting of Risk - Calculate fair values - Trading business back office - Decide overall risk limits at ALM Committee → President approves → Board of Directors approves - Establish position and loss limit for each risk management unit, within total risk limits - Establish fundamental market risk management policies in a "Risk Management Policy and Procedures for Trading Account" - Provide daily reports via e-mail to Directors concerning the status of profitability and volume of risks held - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	- Put aside reserves for exposures to customers in relation to derivatives based on the total of current exposures and potential exposures that are expected to occur in the future, as in the same manner as on-balance transactions.

Liquidity Risk (Fund Availability Risk)	Treasury Div. Markets Div. Market Risk Mgmt. Div.	- General Monitoring of business - Fund Transaction - Measurement, Evaluation Reporting of Risk - Independent grasp of fund availability gap by Risk Management Div. and Markets Div. - Make daily report to directors via e-mail concerning the fund availability gap - Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" - Fund availability risk level and gap limit are changed at ALM based on the proposal from Markets Div. and Market Risk Mgmt. Div.	- Established Treasury Div. which plans ALM operating principles, projects/promotes strategic funding and capital policy, and plans/scripts the balance sheet - Decided fund availability risk level and gap limit are changed to be made according to the monthly balance sheet of asset and liability
(Product Liquidity Risk)	Market Risk Mgmt. Div.	- Measurement, Evaluation, Reporting on Risk	- Put aside reserves for disposal and reconstructing costs for market-related positions centered at bid and offer costs in the Trading Account.
Operational Risk	Operations Planning and Administration Div. Portfolio and Risk Mgmt. Div.	- Establishment of administrative procedures, and pursuit for continuous improvement of the level - Implementation of self-inspection (more than once a year) and report the results - Establish "Handling Procedures for On line Accidents" to respond to large scale accidents	- Operation Risk was lightened through loss distribution technique
EDP Risk	Information Technology Div. Internal Audit Div.	- Implement safety measures that conform with FIASCO safety measure standards - To conform with the above standards, establish the fundamental system risk management policies, "Information System Securities Policies" and "System Development and Maintenance Procedures" - Technically review every new business and changes by professional team on security and business extension - Activated Osaka Backup Center for time of disaster - ED Systems Audit Department of the Inspection Div. do the auditing as - System inspection by the Inspection Div.	- In terms of intensifying security and business extension, not only new business and changes, but also, current system and infrastructure were reevaluated. - Continued the revision of the plan to level up the business
Legal and Compliance Risk	Legal and Compliance Div.	- Control and manage legal matters including lawsuit in the Legal and Compliance Div. (Legal Department). Give advise to and guide the finance - Legal Department manage the compliance officers appointed in the various divisions, prepare "Code of Ethics", "Compliance Guidelines" and "Compliance Manual" and distribute these to all employees	- Put together 2002 Compliance Program Summary and made plans for 2003 - To correspond to new ID system Law, company procedures were revised and seminars were held.
Reputational Risk	Corporate Communications Div. Legal and Compliance Div.	- Implement the release of accurate information concerning the status and strategies of the Bank, using disclosure publications, Internet and all given opportunities. - Respond to the mass communication in emergency	- Fulfilled the contents of company profile on the Web

(Figure 13) State of loans under Financial Revitalization Law

(¥1 bn)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
Loan in Bankrupt or Reorganized under Legal Proceedings	306.6	306.6	35.7	36.1
Risky Loans	440.1	438.9	99.0	100.2
Loans Requiring Special Supervision	367.0	367.6	98.4	98.6
Sub Total	1,113.6	1,113.1	233.2	234.9
Normal Loans	4,452.0	4,173.0	3,855.0	3,645.6
Total	5,565.7	5,286.1	4,088.2	3,880.5

Status of Reserves

(¥1 bn)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
General Reserves	192.4	191.8	96.6	96.4
Loan Loss Specific Reserves	179.0	178.1	120.0	120.1
Country Reserves	0.2	0.2	0.1	0.1
Reserves for Possible Loan Losses Total	371.5	370.0	216.6	216.6
Reserves for Losses from Sale of Loans	-	-	-	-
Reserves for Disposition of Specific Assets	-	-	-	-
Sub-Total	371.5	370.0	216.6	216.6
Specially Reserved	-	-	-	-
Provision for Write-Off	-	-	-	-
Sub-Total	-	-	-	-
Total	371.5	370.0	216.6	216.6

(Figure 14) Data of Risk Monitored Loan (Note)

(¥1 bn, %)

	Mar-02 Actual (Non-Consol.)	Mar-02 Actual (Consol.)	Mar-03 Actual (Non-Consol.)	Mar-03 Actual (Consol.)
Loans under Bankruptcy (A)	200.7	200.7	13.2	13.4
Past-due Loans (B)	476.4	475.2	116	117.3
Past-due Loans (90 days or more, accrual) (C)	93.1	93.6	74.3	74.3
Restructured Loans (D)	273.9	274	24.1	24.3
①Loans with Reduced or Deleted Interest Payments	10.2	10.2	-	-
②Loans with Postponed Interest Payments	-	-	-	-
③Loans against Parties to which Managerial Support is	-	-	-	-
④Loans with Postponed Principal Payments	263.7	263.9	24.1	24.3
⑤Miscellaneous	-	-	-	-
Total (E)=(A)+(B)+(C)+(D)	1044.1	1043.5	227.7	229.4
Part Direct Depreciation	-	-	14.8	14.8
Ratio (E)/Total Loan	20.8%	21.7%	6.2%	6.5%

(Note) The above data is based on the definition of "Disclosure of [Data of Risk Monitored Loan] in Securities Report" prepared by Japanese Bankers Association. (As of March 24, 1998, No 43, 1998 Chou-chou). "Restructured Loans" that fall under several items were placed under most suitable item ①~⑤.

(Figure 15) Status of Disposition of Bad Loans

(Non-Consolidated) (¥1 bn)

	Mar-02 Actual	Mar-03 Actual
Bad Loan Writ off Loss(A)	28.9	61.5
Individual Reserve for Bad Loans	28.8	57.8
Loan Amortization, etc. (C)	0.3	1.8
Loan Amortization	0.2	0.4
Losses on Debt Transfer to CCPC	-	-
Loss on Assets Disposal to Agreed Banks(Note)	-	-
Other Loan Sale Loss	0.2	1.5
Losses on Debt Forgiveness	-	-
Reserve for Loan Sales Loss	-	-
Reserve for Support of Specific Debtors	-	-
Reserve for Specific Overseas Loans	▲ 0.2	▲ 0.1
Reserve for Loss related to Bond Selling	-	1.2
General Loan Loss Reserves (B)	▲ 26.2	▲ 70.9
Total (A)+(B)	2.8	▲ 10.1

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	194.9	141.5
Gross Direct Depreciation (C)+(D)	195.2	143.3

(Consolidated) (¥1 bn)

	Mar-02 Actual	Mar-03 Actual
Bad Loan Writ off Loss(A)	28.1	60.8
Individual Reserve for Bad Loans	27.9	57.8
Loan Amortization, etc. (C)	0.3	1.9
Loan Amortization	0.2	0.4
Losses on Debt Transfer to CCPC	-	-
Loss on Assets Disposal to Agreed Banks(Note)	-	-
Other Loan Sale Loss	0.2	1.5
Losses on Debt Forgiveness	-	-
Reserve for Loan Sales Loss	-	-
Reserve for Support of Specific Debtors	-	-
Reserve for Specific Overseas Loans	▲ 0.2	▲ 0.1
Reserve for Loss related to Bond Selling	-	1.2
General Loan Loss Reserves (B)	▲ 27.0	▲ 69.5
Total (A)+(B)	1.1	▲ 8.6

<Reference>

Direct Write off of Purposive Loan Loss Reserve(D)	194.9	141.5
Gross Direct Depreciation (C)+(D)	195.2	143.4

(Note 1) Loss on debts sales to agreed banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System.

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Figure 17) Bankrupt Customers in Current Year

(# of Cases, ¥1 bn)

Internal Rating	Internal Rating one Period prior to Bankruptcy		Internal Rating Half Period prior to Bankruptcy	
	# of Cases	Amount	# of Cases	Amount
6A	2	0	1	0
6B	-	-	-	-
6C	-	-	-	-
9A	1	0	2	0
9B	-	-	-	-
9C	2	0	2	0
9D	-	-	-	-

(Note) Based on loan amount

(Reference) Asset Details based on Implementing Measures of Article 3, Item 2 of the Revitalization Law

(¥1 bn)

	Mar-03 Actual
Loans in Bankrupt orReorganized underLegal Proceedings	35.7
Risky Loans	99.0
Loans Requiring Special Supervision	98.4
Normal	3,855.0
Total Balance	4,088.2

(Figure 18) Overview of Appraisal Profit and Loss (as of March 2003, Non-Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities				
	Bonds				
	Stocks	–	–	–	–
	Other				
	Money Trust				
Sub-sidiaries	Securities	22.0	—	—	
	Bonds	—	—	—	—
	Stocks	17.5	—	—	—
	Other	4.5	—	—	—
	Money Trust	—	—	—	—
Other	Securities	1,711.7	23.5	33.3	9.8
	Bonds	1,424.7	11.3	11.7	0.4
	Stocks	4.0	▲ 0.2	0.0	0.2
	Other	283.0	12.4	21.6	9.2
	Money Trust	7.0	—	—	—

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	0.1	0.7	0.6	0.6	—
Other Real Estate	—	—	—	—	—
Other Assets (Note 2)	—	—	▲ 42.5	19.5	62.0

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee

(Figure 18) Overview of Appraisal Profit and Loss (as of March 2003, Consolidated Basis)

Securities (¥1 bn)

		Balance	Appraisal	Gain	Loss
For Purpose to Held-to-maturity	Securities	21.3	0.0	0.0	0.0
	Bonds	21.3	0.0	0.0	0.0
	Stocks	—	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Sub-sidiaries	Securities	3.6	—	—	—
	Bonds	—	—	—	—
	Stocks	3.6	—	—	—
	Other	—	—	—	—
	Money Trust	—	—	—	—
Other	Securities	1,711.8	23.6	33.3	9.7
	Bonds	1,425.7	11.4	11.7	0.3
	Stocks	4.0	▲ 0.2	0.0	0.2
	Other	282.0	12.4	21.6	9.2
	Money Trust	6.2	—	—	—

Other (¥1 bn)

	B/S Value	Market Value	Appraisal	Gain	Loss
Business Purpose Real Estate (Note 1)	39.1	39.8	▲ 5.0	0.6	1.1
Other Real Estate	—	—	—	—	—
Other Assets (Note 2)	—	—	▲ 42.5	19.5	62.0

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note 2) Including profit/loss from contingent liabilities of derivative transactions and debt guarantee

(Figure 19) Summary of Off Balance Transactions

(¥1 bn)

	Contracted Amount Notional Amount		Amount Equal to Credit Risk (Amount of Credit)	
	Mar-02	Mar-03	Mar-02	Mar-03
Financial Futures Transactions	569.9	56.4	—	—
Currency Swap	9,337.9	6,922.3	233.6	185.1
Interest Swap	1,046.5	629.6	94.7	48.6
Forward Foreign Exchange Purchase	472.1	495.0	13.5	11.7
Interest Rate Option Purchase	228.7	277.5	2.4	1.5
Currency Option Transaction	89.4	26.9	3.9	1.0
Other Derivatives	472.1	721.8	57.4	91.3
Effect of Reduction due to Master Netting Agmt.	—	—	▲ 108.0	▲ 72.8
Total	12,216.6	9,129.6	297.5	266.4

(Note) Transactions of Stock Exchange and of original areement executed within two weeks are added to BIS Adequacy Ratio criteria.

(Figure 20) Loan Portfolio by Credit Risk and Cost (as of March 2003)

(¥1 bn)

	Customers with Credit Rating with BBB / Baa or above	Customers with Credit Rating Less Than BB / Ba	Other (Note)	Total
Amount Equal to Credit Risk (Credit Exposure)	132.5	133.9	—	266.4
Credit Cost	75.1	29.1	—	104.3
Credit Risk	57.3	104.8	—	162.1

(Note) Individual transactions (foreign currency fixed deposit) and impact loan related transactions of those with no rating.

EXHIBIT B-5

Report on Implementation of the Plan for Restoring Sound Management

Shinsei Bank, Limited
December 2002

■ TABLE OF CONTENTS ■

Page

〔Outline of the Bank〕

(Figure)

〔Outline of the Bank〕

1. Outline of the Interim Results For the 1st Half of 2002 FY

《Summary of Interim Financial Results》

With respect to the first half results for fiscal year 2002, which ended on September 30, 2002, the Bank posted Gross Business Profit (*gyomu so-rieki*) of 51.2 billion yen, a 10.9 billion yen decrease as compared to the same period in fiscal 2001 owing to a 12.0 billion yen impairment concerning investment on bonds of US companies caused by changing trend of US economy, despite further expansion of investment banking business, which we have endeavored to promote as strategic business. On the other hand, amount of expense was 32.3 billion yen, 46% of the planned figure in the FY 2002. This led to Net Business Profit (*gyomu jun-eki*) before deduction of general loan loss reserves of 19.0 billion yen, showing a decrease of 10.9 billion yen as compared to the same period in fiscal 2001.

Furthermore, profits described above include income from investment in money in trust of 17.8 billion yen, which include profits related to loan trading business.

As for Extraordinary Income/Expenses, Net Operating Income (*keijo rieki*) amounted to 20.1 billion yen due to addition of 1.2 billion yen profit related to stocks. Moreover, together with a 3.0 billion yen profit related to refunding of the welfare pensinon fund and a 4.9 billion yen gain of corporation tax, etc. adjustments due to increase in defered tax assets which we began to count from last fiscal year, Interim Profit stood at 29.9 billion yen.

(¥1 Billion)

	Sept. 2001 Actual	March 2002 Actual	March 2003 Plan	Sept. 2002 Actual
Gross Business Profit	62.2	123.8	138.6	51.2
Expenses	32.4	65.9	70.0	32.3
Actual Net Business Profits (Note)	29.9	57.9	68.6	19.0
Net Operating Income	25.6	38.5	58.6	20.1
Net Income after Taxes	30.3	60.7	58.6	29.9

(Note) Before deduction of General Loan Loss Reserve. Including loan trading profit, etc.

《Gross Business Profit》 (*gyomu so-rieki*)

The Bank has been expanding investment-banking business, posted in fee income, etc (including loan trading profit, etc). However, the Bank implemented a 12.0 billion yen impairment regarding US bonds we invested. As a result, the Bank posted Gross Business Profit of 51.2 billion yen, a 10.9 billion yen decrease as compared to the same period in fiscal 2001.

《Expense》

While the Bank invested necessary resources in new business, it drastically reviewed business it had promoted. Therefore, expense was confined to 32.3 billion yen, a 0.1 billion yen decrease as compared to the same period in fiscal 2001, and 46% of the target for the whole fiscal year of 70 billion yen. We will continue to strive after efficient and effective operations.

(¥1 Billion)

		March 2002 Actual	March 2003 Plan	September 2002 Actual
	Personnel Expenses	28.4	29.5	15.2
	Non-personnel Expenses (Including Taxes)	37.5	40.5	17.0
Expenses		65.9	70.0	32.3

《Net Business Profit》 (*gyomu jun-eki*)

As a result, Net Business Profit before deduction of general loan loss reserves (including profits related to loan trading, etc.) was 19.0 billion yen, a decrease of 10.9 billion yen as compared to the same period in fiscal 2001, and approximately 28% of the planned figure of 68.6 billion yen for the whole fiscal year.

《Extraordinary Income/Expense・Net Operating Income (*keijo rieki*)・ Interim Profit》

With respect to Extraordinary Income/Expenses, profit related to stocks of 12 billion yen was posted, and then, Net Operating Income reached 20.1 billion yen. Furthermore, together with a 3.0 billion yen profit related to refunding of the welfare pension fund and a 4.9 billion yen gain of corporation tax, etc. adjustments due to increase in deferred tax assets which we began to count form last fiscal year, Interim Profit stood at 29.9 billion yen, approximately 51% of the planned figure of 58.6 billion yen for the whole fiscal year.

With respect to disposal of bad loans, while the Bank carried out breakdown of 76.1 billion yen for general loan loss reserves due to decrease in "Loans Requiring Special Supervision" , the Bank carried out the earmark of 73 billion yen for specific loan loss reserves, resulting in the net amount of 3.1 billion yen breakdown for total loan loss reserves, as a part of Extraordinary profit, in the 1st half FY2002.

Deferred Tax Assets were calculated based on the next year earning forecast, same as last year. The amount as of the end of September 2002 was 26.1 billion yen and it remains to be about 4% of Tier1. In B/S, it was described 17.1 billion yen after exclusion of deferred tax liabilities of 9 billion yen due to reevaluation of stocks etc.

《Retained Earnings》

With respect to accumulation of retained earnings set out in the Plan for Restoring Sound Management, result for the six months ended September 2002 was 165.3 billion yen.

(¥1 Billion)

	March 2002 Actual	March 2003 Plan	Sept. 2002 Actual
Retained Earnings	139.6	167.0	165.3

《BIS Capital Adequacy Ratio》

BIS Capital Adequacy Ratio as of September 30, 2002 as compared to the end of March 2002, rose by 2.88% to reach 19.92% on a consolidated basis, and rose by 2.9% to reach 19.08% on a non-consolidated basis, due to no payment of interim dividends and other factors.

	March 2002 Actual	March 2003 Plan	Sept. 2002 Actual
Tier I Ratio	10.66%	9.14%	13.03%
BIS Adequacy Capital Ratio(Consolidated)	17.04%	11.88%	19.92%
BIS Adequacy Capital Ratio(Non-Consolidated)	16.18%	11.10%	19.08%

※Estimated Business Results for the Fiscal year Ending March 2002

The Bank forecasts Net Business Profit (including loan trading profit, etc.) and Net income for the fiscal year ending March 2003 on a non-consolidated basis to be 48 billion yen, and 59 billion yen.

In addition, the Bank forecasts Net Income on a consolidated basis to be 56 billion yen.

(¥1Billion)

	March 2003 Plan①	Sept.2002 Actual	March 2003 Forecast②	②-①
Actual Net Business Profit(Note)	68.6	19.0	48.0	▲ 20.6
Net Operating Income	58.6	20.1	49.0	▲ 9.6
Net Income	58.6	29.9	59.0	+0.4

(Note)Before deduction of General Loan Loss Reserve. Including loan trading profit, etc.

2 . Status of Implementation of the Plan

(1) Progress in Business Restructuring and Other Programs

《Situation of the working of the new management system》

The Bank introduced the Corporate Executive Officer system in March 2000 at the same time as the start of the new management system thereby clarifying the allocation of roles between the Board of Directors and the management in an effort to strengthen the functioning of corporate governance. Thereafter we have consolidated the new management system and carried out our operations.

The members of the Board of Directors include 4 full-time Directors as well as 11 others including corporate managers with rich experiences in the business world and representatives from the financial institutions that subscribed capital to our bank (as of the end of September 2002). These experienced members of the Board of Directors are in charge of making decisions on strategic and sophisticated issues, while securing the interests of shareholders and developing systems for monitoring business execution by the management. The Board of Directors held four meetings between April and September 2002.

The Bank has recruited a wide range of specialists in the fields of finance and management, both from within and outside Japan, as Corporate Executive Officers who execute daily operations. Among 13 Corporate Executive Officers, 5 are non-Japanese (as of the end of September 2002). Matters with special importance for the execution of business are thoroughly deliberated by the management in the Management Committee, which is a decision-making body directly reporting to President. The Management Committee held 20 meetings between April and September 2002.

Moreover, the Bank established the Nomination and Compensation Committee, where the majority of the members are non-executive Directors, as a body affiliated with the Board of Directors. This system is aimed at securing transparency in the process of selecting, evaluating the performance of, and determining the remuneration for, those in important positions such as Directors and Corporate Executive Officers. Furthermore, in addition to the Board of Statutory Auditors, we established the Audit Committee consisting of all the Statutory Auditors and some non-executive Directors in an attempt to strengthen the monitoring of the execution of business.

With respect to transactions with major shareholders and others who can presumably exercise material influence on the management policy of our bank, the Bank has established internal rules that require the prior consultation on such transactions with the Audit Committee in order to further restore the soundness in operations of the Bank. This consultation is designed to check, from the position of a third party, the appropriateness of transactions in light of such points as the securing of independence and blocking business risks from major shareholders and others.

Under this new corporate governance, we are endeavoring to clarify responsibilities and authorities and improve transparency in the management of the Bank and constructing the management system that is based on appropriate check and balance processes.

Mr. Paul A.Volcker, former Chairman of the FRB, and Mr. Vernon E. Jordan and Mr. John S. Reed, former Co-Chairman of Citigroup were appointed senior advisors, and are providing the Bank strategic advice.

《Strengthening of organizations and business promotion systems》

The Bank is restructuring and strengthening its organization on a business unit basis, such as the Corporate Banking Business Group, Financial Institutions Business Group, Individual Banking Group, Financial Engineering Group and Risk Management Group. Such initiatives extend to far as the structure of

headquarters and business promotion divisions / branches and are aimed at enabling the Bank to speedily respond to increasingly diversified customer needs and offer highly specialized financial services.

The Institutional Banking Group was established, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002. Moreover, we re-organized Corporate Banking Business Divisions under the Corporate Banking Business Sub-Group, which is inaugurated along with the establishment of the Institutional Banking Group, in March. In addition, concerning transactions of lending, the function analyzing corporate risk and transaction risk concentrated on credit division in the Head Office in May, and then business promotion division center on promoting businesses. Besides, in order to unable us to make more sophisticated business promotion activities to our customers of the financial institutions according to the characteristic of their section and their various needs, the Bank established FIB V in June.

Through these changes of organization, we will deliver financial products and services that satisfy increasingly diversified and complex needs of customers facing management challenges, more flexibly and effectively.

The Retail Banking Group launched the new retail banking business in June 5 last year in an effort to gradually transform all the bank branches into financial centers. The first of such transformations was in the Head Office (22 branches were changed as of the end of September 2002). Furthermore, the Group changed its name to the "Retail Banking Group" and carried out drastic organizational changes in July 2001 that were designed to expand and improve its functions in the development of businesses and branches. The Bank is arranging and expanding the Group so that we can offer higher-sophisticated financial products and services more flexibly.

We also opened Hiroo branch in July 2002 after opening Roppongi and Meguro branches, the first branch after our bank was renamed Shinsei Bank, in December 2001. Unlike ordinary bank branches, they have new functions and design, aimed at highly efficient operation and using less space and staff. We will continue to open new branches by taking the locations into consideration.

With respect to our collaboration with Starbucks Coffee, we have opened 8 branches as of the end of September 2002. Given the favorable reaction of customers, we are planning further expansion.

《Creating sophisticated management infrastructure》

■Personnel Policy

As part of efforts to develop infrastructure conducive to creating a new corporate culture and nurturing competitive human resources, the Bank introduced a new personnel system in July 2000. The new system focuses on the "rigorous implementation of performance-based evaluation," "decentralization of power over human resources" and "active recruitment of outside people".

Entrusting power over human resources to each business unit by implementing the group system, we have established a system to evaluate employees in accordance with market attributes and also to nurture professional staff in each Group. Moreover, with a view to boosting the enthusiasm of each staff member to contribute to operations and to make the best use of their ability, we have specified job areas (franchises) for each staff member to abolish the traditional job rotation system.

The Bank is also actively recruiting people with highly specialized skills, mainly in advanced areas respecting financial products, risk management, and information technology as well as in retail banking, in order to quickly set up new business areas and strengthen strategically important business areas. About 610 people have been employed since March 2000 (about 160 people in the Retail Banking Business Group, about 210 people in the Financial Engineering Group, about 60 people in the Risk and Business Management Group, and about 60 people in the Information Technology Business Group, among others). Approximately 70 people of them are non-Japanese nationals.

In April 2001, Shinsei Bank employed 63 people straight from college as our first regular recruitment. Moreover, the Bank employed 71 people in April 2002 straight from college. Therefore, as of the end of September 2002, about 30% of shares were the employees whom the Bank has employed after the bank's privatization in March 2000.

On the other hand, the Bank encourages change of occupation by establishing a career development support system for senior staff, and also strengthens to curtail the total number of employees and personnel expenses by outsourcing some businesses such as human resources and general affairs business, and by promoting the efficiency of human resources by drastic review of businesses.

To thoroughly implement performance-based evaluation, we implemented to partly change the personnel system, such as abolishing the former qualification system, which had characteristic of the contribution to the job rather than length of service. We also changed the retirement allowance system reflecting job results rather than length of service or age. We will further introduce stock option system as an incentive to strengthen earnings.

■Creating more sophisticated business management systems

The Bank is organizing business information systems with the emphasis on the speedier and more advanced management of earnings and performance in order to respond flexibly to changes in financial environment and make appropriate management decisions. Considering that consolidated business information has become more important than ever before, we have organized a system whereby consolidated accounts are settled and understood every month (on a preliminary basis) by generally the seventh business day of the month. As a part, the Bank accomplished to centralize expense payment operations of major subsidiaries and it is promoting to unify and centralize the system. We plan to continue to improve our information collection and analysis abilities, including the development of computer systems, from both financial accounting and management accounting perspectives for the bank as a whole and for each Group, as well as to strengthen systems for supporting appropriate management decision-making.

《Strengthening profit-generating power and improving financial fundamentals》

In the current term, when we will see the third year settlement of accounts for Shinsei Bank, owing to the more sluggish economic activity by continuing deflationary Japanese economy and changing trend of US economy, together with threat of terrorism and worry about attack against Iraq, the Bank posted actual business profit including income from investment in money in trust of 19.0 billion yen, and net income of 29.9 billion yen. As compared to the half of target figure in the Revitalization Law, the former is 15.3 billion yen down mainly due to carrying out of 12.0 billion yen impairment regarding investment of US bonds, the latter is 0.6 billion up. In the 2nd half of FY 2002, we shall drastically review our operations in every respect including our business system, operational flow and contents of our services, and promote solution business suitable for needs of our customers by strengthening cooperation divisions for customer with investment banking divisions. And then, we shall expand earning capacity and endeavor to achieve the Plan as the whole fiscal year 2002.

In Retail Banking, given the good reputation of customers about the campaign for sale of 5years and 10 years , furthermore, 1 year deposit in complete account "Power Flex", deposit amount of "Power Flex" exceeded 1,000 billion yen as of the end of FY2002. We have succeeded in strengthening the foundation of individual customers. We opened Hiroo branch in July, so we have 27 branches in total now. Moreover, we held the consulting meeting for customers about housing loan on Saturdays and are aiming to further enhance the convenience of customers.

We are also promoting the epoch-making housing loan "PowerSmart Housing Loan" , which allows a customers to shorten repayment period and reduce total interest payment significantly. Furthermore, we began to offer annuities for individuals that were forgiven by deregulation of insurance business in October

2002. Besides, the Bank and Mellon Financial Corporation plan to establish a new joint venture investment advisory and trust company to provide investment management services to the Japanese pensions market. We are also making efforts to expand products with response to customer's lifestyle.

Moreover, we are strengthening to sell mutual fund. "Powered Japan", the first fund distributed exclusively by the Bank ,which was offered in September, reached the amount of 12.2 billion yen. The amount was the top level among risk-reduced funds distributed exclusively in Japan within 2002.

In corporate banking, the Bank launched the fund of investing unlisted stock cooperated with Itochu Co., and allied with ABN Amro Bank, major bank in the Netherlands, in the trading business field. By the worldwide network and advanced IT technology of ABN Amro, we can offer higher-valued service to customers. In addition, Shinsei Business Finance, co.,Ltd.(SBF) , the new joint venture company between the Bank and Nissin Co., Ltd, promote mainly lending to SMEs. The Bank will develop new customer foundation and business model, which it has never done.

On the other hand, we made Account Planning, which is the strategy for promoting business to over 400 primary customers. We are promoting solution business, proposal of some schemes suitable for customer's needs and offering know-how concerning corporate management in earnest. In the 1st half of FY 2002, we supported fundraising of customer by securitization of lending itself.

The entire Bank is also making its best efforts to achieve the target for loans to SMEs thorough SME Loan Committee chaired by the President. Furthermore, through performance of SBF, we will respond to various fundraising needs of SMEs more widely.

With respect to fundraising, investors are gradually showing more confidence in the Bank thanks to evaluations by credit rating agencies, etc. This has helped our efforts to reduce fundraising costs. Moreover, we issued foreign currency CLO of 100 million USD and 150 million Euros in July 2002. We are endeavoring to diversify the method of fundraising, and as a result, we maintain enough liquidity assets.

Regarding the improvement of balance sheet structures, due to promotion of final disposal of bad loans, the amount of Risk Monitored Loans as of the end of September 2002 decreased by about 28% as compared to the amount as of the end of March 2002. Considering the improvement of balance sheet, Fitch raised up rating of the Bank from BBB− to BBB in August 2002. We will continue to try to increase the ration of short-term loans in response to the changes in periodic structure of loan assets as well as to endeavor to reduce subordinated debts to improve capital efficiency.

《Business situation》

In addition to traditional products and services, the Bank is endeavoring to offer profitable and innovative financial products and services based on the needs of customers and markets. For this purpose, we are actively entering into the retail banking business and advanced and new financial areas and trying to improve customer satisfaction and strengthen our profit-generating power. More specifically, we are implementing the following measures in these strategically important areas.

■Retail banking area

1) Start of the new retail banking business

Taking the occasion of the first anniversary on June 5, 2001 of the change of name to Shinsei Bank, Limited, we started our new retail banking business. More specifically, we are carrying out the following initiatives.

(a) Favorite performance of "Shinsei General Account: Power Flex"

"Power Flex" enables customers to speedily open an account using a simple application form and carry out transactions in yen and foreign currency deposits, mutual funds and bonds. The Bank also

implemented offering services that enable customers to carry out various transactions 24 hours a day every day by telephone or by internet.

Given the favorable reaction of customers owing to the high convenience, it exceeded 1,000 billion yen of deposited assets as of the end of September 2002, expanding smoothly.

(b) Transformation of branches to financial centers

Starting from the transformation of the Head Office to a financial center on June 5, 2001, we are making similar changes to all the branches one by one (22 branches were already changed as of the end of September 2002). A financial center creates a space that goes beyond the standard image of traditional bank branches. It can be used according to customers needs based on speedy transactions or thorough consulting service. Furthermore, all branches extended business hours to 7 p.m. The Bank opened Roppongi Branch on December 3, the first branch after our bank was renamed Shinsei Bank, and then opened Meguro Branch on December 25, Hiroo branch on July 22, 2002. We plan to open new retail branches in suitable locations.

2) Fundamental organizational changes

Since the introduction of the Group system in May 2000, we have worked to strengthen organization of the Individual Banking Group as an independent profit center. Taking the occasion of the recent launch of the new retail banking business, the "Individual Banking Group" changed its name to the "Retail Banking Group" in July 2001 and carried out drastic organizational changes aimed at promoting and improving its functions in the development of businesses and branches. After that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group in October 2001 in purpose to make it a specialized division to consolidate individual customer's opinions. Also, we established Wealth Management Division in order to enhance business promotion toward wealthy individual customers by re-organizing the Business Divisions/Branches under the Retail Banking Group. This Division will effectively deliver the high value-added financial products and services for wealthy individual customers with highly specialized skills centralizing in Tokyo and Osaka Metropolitan areas.

3) Improving and increasing remote channels

Following the tie-up in the areas of ATMs and mutual remittance with postal savings of October 2000 and the tie-up in the areas of ATMs and others with six trust banks (SOCS) of December the same year, the Bank started offering ATM services 24 hours a day 365 days a year from June 5 this year (at 23 branches including the Head Office as of the end of April 2002). With regard to the tie-up with postal savings, it extended the service hours from October 2001 to permit the use of ATMs on holidays, and until 11p.m. on weekdays. Moreover, due to the trial of 24 hours operations of postal savings' ATMs from February 2002, it extended the service hours more. In December 2001, another tie-up of ATMs was implemented with IY Bank and the customers who opened "Power Flex " can use the ATMs in "Seven Eleven" 24 hours a day 365 days a year for free. Furthermore, the Bank entered into an alliance with Keihin Kyuko in March 2002, and the customers who opened "Power Flex" can use the ATMs set in Keikyu line station from 6:00 to 24:00. "Keikyu Station Bank" settled 25 ATMs at 19 places as of the end of September 2002, and they will be expanded. We are going to endeavor to improve the convenience of customers in the use of ATMs by continuing to further increase tie-up partners and by other measures.

We also promoted the diversification in card functions following the launches of J Debit Service in July 2001 and International Cash Services in August 2001. Concerning credit card business, we decided tie-up with American Express International, Inc.(Japanese subsidiary) regarding marketing, and supplied customers with Shinsei-American Express Card from August 2002.

4) Housing loans

With respect to housing loans, we view them as an important pillar for expanding our customer base.

As regards the tie-up related to "Good Loan," a new type of loan, which Softbank Finance Group started in June 2001, it has had a smooth start and we intend to increase transactions.

We also started a new housing loan business, "PowerSmart Housing Loan" from February 28, 2002. "PowerSmart Housing Loan" allows a customer to shorten repayment period and reduce total interest payment significantly by automatically pre-paying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products.

■Financial products area

1) Favorable performance of the investment banking services

After our fresh start as a new bank, we have been striving to magnify the profit making foundation, by strengthening the organization by establishing financial products and fulfilling the business and know-how through actively hiring sophisticated professionals. From the beginning of 2001, we feel that we are going on-line in the investment banking business.

Specifically, in addition to Market businesses, customer's asset saving management and non-recourse business focusing on Real Estate, asset securitization and loan trading business are being actively matched to meet needs of business reorganization. Our position as one of a top player within leading business category is being affirmed.

Also, in purpose to diversify profit source, we are getting into full swing to the businesses those other banks did not involve in. Such businesses are credit derivative making use of our credit analysis, acquisition finance and private equity deal, in which corporate advisory function, such as M&A, and company revitalization business to which these businesses extend.

2) Organizational changes aimed at expanding businesses

Institutional Banking Group was established in January 2002, in purpose to integrate customer-contacting group with financial products group that develops and offers financial products. This establishment was aimed to meet varied customer company needs and to support infrastructure of the above investment banking business.

Two heads of customer contacting group and financial product group are together in charge of Institutional Banking Group. Industry and financial product specialist closely cooperate to supply faster and high-grade solution service to customers far better than before.

Besides, not only corresponding to detailed customer's solution needs one after another, we set up a customer target to which we strategically approach and emphases on proactively find profit chance through aggressive proposal by the task force of the both group specialists.

3) Active promotion of asset management business

Since 2001, the Corporate Banking Group has also handled over-the-counter sales of mutual funds that started at all our branches in April 2000. We plan to amplify mutual fund targeting corporate companies (including alternatives), mutual fund targeting wealthy individuals (limited private banking products) and channels / products. Furthermore, the Bank has reached an agreement whereby the Bank will act as the exclusive sales agent in Japan with Ramius Capital Group in August 2002 and with Investor Select Advisors in September 2002. In addition to the alliance with the BlueBay Asset Management Co., a bond management company of England, we are expanding the capacity of offering the various investment products.

The Bank always has continued on enlightening customers and educating sales assistants. The Bank's strategy was to offer best products from the viewpoint of customers without being bounded by business lines.

Against generally poor performances in the mutual fund market caused by recent drops in share prices, owing to expanding the channels, strategy of the products and educating, the amount of deposited assets reached to about 173 billion yen (about 118 billion yen held by the Retail Banking Group, about 55 billion yen held by CBG and FIG). Moreover, the amount of mutual fund invested by securities has reached more than 90% of the total share (average share in the mutual fund market is less than 40%).

Besides, the Bank and Mellon Financial Corporation have agreed the formation of a new joint venture investment advisory and trust company to provide investment management services to the Japanese pensions market in August 2002. In addition to distributing business, we will also be expanding manufacturing product business.

《Policy for the Future》

The Bank intends positively develop business in the future including the expansion of business in group companies in order to provide customers with profitable and revolutionary financial products and services by responding to the needs of customers and the market, as well as provide traditional financial services such as debentures and loans. In concrete, we intend to further expand business areas where high value can be added, which will contain those as set forth below.

- AMS Business to cope with the customers' increasing investment requirements by utilizing advanced know-how of overseas (Investment Trust Advisory Business, Investment Trust Business, Corporate Pension Fund Related Business, Establishment of IT/IA Companies)
- Securitization Business to meet the direct finance needs of the customers (Shinsei Securities)
- Structured Finance Business to match a variety of new funding source requirement (Non-recourse Loan, Acquisition finance such as LBO, MBO etc., Securitization finance, Project finance)
- Finance, Equity Investment and Lease Business to support business development of middle and small sized corporation
- Corporate Advisory Business and Private Equity Fund Business to revitalize the industry and corporate restructuring (Business reorganizing, M&A, Spin-off, Restructuring etc.)
- Loan Trading Business Introducing advanced know-how
- Financial Strategy Advisory Business to enhance risk and financial management utilizing the advanced financial techniques
- Private Banking Business to fulfill total asset management and investment advisory needs of retail customers
- Expansion of Remote Channels to improve customer's Convenience utilizing telephone, internet, ATMs and other measures
- Lending Business with response to needs of Housing Loan and others for retail customers

We had already withdrawn from overseas operations during the period of Temporary Nationalization. Nevertheless, the Bank has recently witnessed an increased willingness of domestic financial institution customers, etc to invest in overseas securities and loan credits. In this respect, the Bank is considering to arrange the access points towards overseas by utilizing know-how and others held by investors of Partners and the Bank's well-experienced management team in order to positively develop and sell advanced financial products to meet the needs of fund management of customers. More specifically, we are ready to open the non-bank subsidiary in the US.

《Advancement of Risk Management》

The Bank endeavors to prepare and improve system by positioning risk control as one of the most important issues of the management. The Bank established in November 2000 "Risk Management Policy", which contained fundamental understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively manage the entire risk involved in the Bank, not to speak of credit and market risks. Based on the Policy, the Bank accomplished restructuring risk management related policy, and procedure system, which regulates the minute ways of operation in obedience to the policy.

Regarding the risk-capital method for comprehensive risk management, the Bank began to manage totally the situation of management power and risk taking by monitoring risk volume of the Bank and situation of the attribution of capital of each Group from FY 2002.

■Credit risk

(Credit risk management)

With respect to policies and procedures related to credit risk management, the Bank clarifies its standards for specific business operations and credit assessment in various procedures. We are also currently reorganizing these policies and procedures as part of the bank-wide efforts to organize internal rules. So we revised in September 2001 "Credit Policy" in obedience to "Risk Management Policy" as above, and established "Credit Procedure" in January 2002.

The Bank adopts a decision-making process based on consultation and joint approval for making a decision on individual credit transactions in order to secure objectivity and transparency in the approval process. Approval from a decision-making body based on consultation and joint approval centered at Corporate Executive Officers is required for important transactions to satisfy certain standards.

(Internal rating and loan grading management)

Having carried out reviews from the viewpoints of the change in the portfolio situation of our bank and the consistency with external credit rating agencies, the Bank introduced a new internal rating system for its debtors in February 2001 with the following framework.

[Characteristics of the new internal rating system]

* Improved precision of financial modeling and properly reflected qualitative factors to ensure creditworthiness rating.
* Assured consistency with third-party credit rating agencies.
* Compliance with consolidated accounting practices.
* Assured Consistency of credit rating among different sectors.

In practice, the credit rating model, based on credit rating data from third-party agencies, calculates credit rating estimates. Where necessary, aggregate adjustments are added and the ratings are derived.

Moreover, consistency is ensured between the credit rating and the debtor classification by self-assessments. It is also linked to the credit watch mechanism where an early warning will be triggered by material impact on the credit standing of debtors.

In addition to credit ratings of debtors, a facility rating system was introduced in May 2001 from the viewpoint of understanding the credit situation of each facility. The facility rating is based on expected losses that factor in the situation of the preservation of claims.

At the same time, the credit approval authority system also introduced the concept of facility rating in addition to the total amount of exposures to the debtor group thereby establishing a structure for carrying out more appropriate credit assessment.

■Market risk

As the senior decision-making body for the management of all market risks related to ALMs, banking and trading as well as for the management of liquidity risk, the ALM Committee was established as a decision-making body directly reporting to President. The ALM Committee determines the overall limit for market risks by establishing the interest rate risk limit for ALMs as a whole and the risk limit related to trading (VAR), among other things, and obtains approval from the Board of Directors.

The Market Risk Management Committee was established at the same time as a subordinate to the ALM Committee. The Market Risk Management Committee is chaired by the Head of the Risk Management Group and consists of general managers responsible for market-related operations. The Committee weekly and in a timely manner reports to the management mainly on reports from the Market Risk Management Division as well as the situation of the acquisition of market risk, situation of profit and loss and liquidity of funds.

As sub-rules for "Risk Management Policy" that function as the basic regulations for risk management for the Bank as a whole, the "Asset-Liability Management Policy (ALM Policy)" was established stipulating universal and basic guidelines and norms for appropriately carrying out asset-liability management in banking accounts, while the "Risk Management Policy and Procedures for Trading Accounts" were established for trading accounts clarifying frameworks and procedures thereof.

In addition, two types of provisions listed below are set aside in order to reflect the acquired market-related risks in financial accounting.

1) With respect to credit risk related to derivative transactions, provisions for expected losses are posted according to debtor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential exposures that may arise in the future.
2) With respect to derivative-related transactions in trading accounts, costs for disposing of and reconstructing market-related positions centered on bid and offer costs are posted as the provision related to market liquidity risk.

■ Liquidity risk

In the recognition that the appropriate management of liquidity risk is a prerequisite of stable business operations, the Bank established its "Liquidity Risk Management Policy" that clarifies basic guidelines and norms for liquidity risk management and stipulate the framework for daily monitoring of liquidity risk.

Moreover, the "Liquidity Crisis Contingency Plan" was adopted clarifying specific policies and measures to deal with liquidity crisis. The Plan provides for specific procedures related to the exercise and termination of the Plan, specific policies to deal with liquidity crisis and the establishment of the crisis management headquarters at the time of crisis, upon the occurrence of, or expected occurrence of, problems concerning liquidity caused by either external or internal factors.

The Bank also reviews appropriate level of liquidity reserve assets in response to the situation of B/S on monthly basis and manages minutely the liquidity risk. Moreover, as a part of diversification of fundraising measures that the Bank has been promoting in the mid-and long term, it expanded to issue CLO, including foreign denominations, and established MTN program in March 2002.

■ Operational risk

The Operational Risk Section was established within the Portfolio and Risk Management Division in an effort to transfer risks by purchase of comprehensive guaranty insurance for banks and to organize appropriate structures. We established the team across several sections in December 2001 in order to examine the measurement of operational risks.

■EDP risk

After thorough research, the Bank concluded that it would be difficult for its traditional system environment to support new businesses due to such factors as abilities and cost.

Therefore, the Bank immediately reconstructed the old infrastructure and expanded and improved new functions since April 2000 to support the expansion of its businesses (e.g. improvement in information communications network such as the renewal of LAN / WAN, renewal of intra-net, introduction of PCs with advanced functions and introduction of a unified e-mail server for both internal and external use and change of hardware). The measures taken included the purchase of software packages made overseas, recruitment of experts from outside the Bank, re-training of existing human resources and objective evaluation of systems and strategies by outside parties.

The Bank will continue to work to promptly expand and improve functions of its infrastructure. More specifically, these efforts will include a shift from the old systems and active promotion of the introduction of new system infrastructure, improvement and expansion of its functions, strengthening of its abilities and improvement of safety thereof, among other things.

Furthermore, considering the management environment that requires us to reconstruct such a speedy system, the Bank established an administration section as the system risk management system within the IT group, which is independent of the system center in charge of operations of system development. We are thereby endeavoring to raise the operation level of system risk management. We also plan to establish a new backup center in Osaka.

■Legal and compliance risk

The Bank promoted to strengthen monitoring system of compliance situation and group compliance system.

Regarding monitoring compliance situation, the Bank applied confirmation checklist of compliance situation which includes main theme for each business section on monthly basis from June 2002 in order to maintain the efficiency, flexibility and practicability.

At the same time, concerning promotion of group compliance system, the Legal and Compliance Division continues to support compliance system of our subsidiaries, and monitor compliance situation.

Furthermore, hosted by Legal and Compliance Division, the Group Compliance Meeting was held, targeting compliance officers and officers in charge of overseeing subsidiaries, and compliance procedures and structures were publicized again.

(2) Progress in Rationalization of the Bank

The Bank is continuing to promote the improvement in efficiency and rationalization of operations as an important management task, under the strong initiative of top management. Through the following implementation of the measures to promote more efficient and rational operations, total expenses for the 1st half of FY 2002 mounted to the level 46% compared to the target figure of FY 2002. The Bank forecast to almost achieve the Plan for the whole fiscal 2002 .

《Efficiency related to branches》

Regarding expense related to the branches, the Bank has been endeavoring to reduce the expense by reviewing the layout for the efficient allotment of employees and the reduction of branch space at the same time as improving the convenience for customers. Moreover, the divisions in charge of foreign trading operations, bond operations and lending operations moved into the Meguro System Center Building to centralize these common function and construct more efficient operational flow for more reduction of expenses.

As a result of the above, the expense related to the branches, regardless of increase in numbers, in the 1st half of FY 2002 posted a 21% decrease as compared to the same period in FY 2002.

《Control of Non-Personnel Expense》

The Bank progressed the direction to abolishing the papers in stock concerning the documents officially formed in principle. As a result of drastic review, arranging the system of supply and management of documents in response to the emergency, we abolished about 50% of documents and filed in the internal LAN to maintain the stocks as small as possible. Thus, we reduced management and maintenance cost of documents to a great extent.

We also carried out the stricter monitoring of actual expense in each division by revision of guideline of expense management. More specifically, when each division forecasts to exceed more than 3% of the monthly allocated budget each month, it requires the approval of CFO. Moreover, concerning expense on outside professionals (law and accounting firms), which tend to cost higher than other expenses, we endeavor the strict management on both the purpose and amount of payment, and minimize the number of commission.

Owing to the endeavor as above, total non-personnel expense in the 1st half of FY 2002 was successfully limited to 42% as compared to the planned figure for the whole fiscal 2002, and we are sure to achieve the Plan. We shall further strictly manage the non-personnel expense.

《Control of personnel expense》

During 1st half of FY 2002, the number of employees increased owing to much hire of employees straight from college and professionals as a specific factor of this period. Therefore, personnel expense during this period also increased temporarily. Nevertheless, the Bank is further considering the efficiency of employees assignment by promoting the review and rationalization of operating flow in order to control personnel expense. Furthermore, the Bank will continue to encourage change of occupation by a career development support system for senior staff as it did last year, hoping that retirees will increase. The profit of refunding the welfare pension fund also added. As a result, we forecast personnel expense to achieve the Plan for the whole fiscal 2002.

(3) Progress in Write-Off of Non-performing Loans

Non-performing loans as of the end of September 2002, as disclosed under the Financial Reconstruction Law, decreased by 319.8 billion yen as compared to the end of March 2002,and amounted to 793.8 billion yen. The amount of Credit classified as "Loans in Bankrupt and Risky Loan and others" and "Loans Requiring Special Supervision" both decreased due to final disposal and reducing liabilities for the debtors.

The Bank consequently carried out breakdown of 76.1 billion yen for general loan loss reserves due to decrease in "Loans Requiring Special Supervision" and earmark of 73 billion yen for specific loan loss reserves while it carried out a few breakdown of provision for overseas specific debtor, resulting in the net amount of 3.1 billion yen breakdown for total loan loss reserves in the fiscal half year ended September 2002. In addition to total amount of 0.4 billion yen for bad loans written off and loans disposal loss, the Bank carried out breakdown of 2.7 billion yen in the 1st half of FY 2002.

The Bank did not carry out forgiving of debts in the 1st half of FY 2002.

(¥1Billion)

	March 2002 Actual ①	Sept. 2002 Actual ②	②-①
Loans Requiring Special Supervision	367.0	186.6	▲ 180.4
Loans in Bankrupt and Risky Loans and others	746.6	607.2	▲ 139.4
Total (Nonperforming Claims Disclosed under the Financial Reconstruction Law)	1,113.6	793.8	▲ 319.8

Sept. 2002 Actual Loan Loss Reserve	
General	▲ 76.1
Specific	73.0
Total (Loan Loss Reserve)	▲ 3.1

(4) Progress in Domestic Lending

《Trends in demand for funds》

The Japanese domestic economy has still shown severe and unclear foresight due to the slowed U.S. economy and the deflationary Japanese economy, etc.

Reflecting the recent environment, the corporate sector, which has already contained capital investment within the scope of surplus in cash flows generated from the progress in restructuring, is becoming even more cautious in capital investment. Thus the demand for new loans has remained weak.

《Domestic loans》

Loans extended by the Bank continue to remain on a downward trend because of the low demand for funds as described above and also because of a large portion of contractual repayments, etc. (about 900 billion yen for the normal borrowers as of the beginning of FY 2002 for the whole fiscal 2002). Especially, exposures to large companies and financial institutions have unfortunately decreased by about 700 billion yen on adjusted balance basis for the 1st half of FY 2002 partly because companies were trying to reduce their liabilities in an effort to improve financial balance and balance sheets.

《Loans to small- and medium-sized businesses》

With respect to the loans to small- and medium-sized businesses, the downward pressure continued to be substantial. This is because generally the SMEs are more cautious in capital investment, reflecting difficult business environment. This is also attributable to the greater ratio of contractual repayments, etc. (Approximately 500 billion yen for the normal borrowers as of the beginning of FY 2002), repayments has made by affiliated companies of large companies and financial institutions against the background of the trend among groups of large companies to reduce borrowings, and more loans being repaid from low-spirited borrowers which were promoting to restructure and improve balance sheet.

In the 1st half of FY 2002, under the difficult situation, the Bank endeavored to increase SME loans. Nevertheless, the Bank was obliged to decrease by 254.2 billion yen on adjusted balance basis, excluding impact loans. This amount did not include the amounts of loan against the meaning of SME loan in the Revitalization Law.

We are further strengthening the promotion system and aggressively promoting measures to increase SME loans as explained below.

In the 2nd half of FY2002, the environment around SME loan business is very severe. However, the Bank shall further endeavor to achieve the plan, a 31 billion yen net increase on adjusted balance basis, excluding impact loans, for the whole fiscal 2002.

《Promotion system to achieve the Plan》

■Organization

To plan and promote concrete and effective measures under the leadership of top management, the Bank established the SME Loan Committee in August 2001.

Chaired by the President, the Committee consists of full-time Directors and related Corporate Executive Officers. The Committee takes the final responsibility for achievement of the target for our loans to small- and medium-sized businesses, makes decisions on specific measures for its achievement, and gives directions necessary for related groups and divisions/branches.

Moreover, under the Committee, a secretariat to fulfill its business adjustment function in an effort to actively promote appropriate and effective loans to small- and medium-sized companies. We also decided to form task force whenever necessary.

■ Appropriate and timely disclosure of information on the progress

Our exposure to small-and medium-sized businesses is regularly reported to the Management Committee.

Furthermore, we have already placed into operation a system whereby SME Loan Committee is held at least once a month, where a more detailed monthly performance and schedule of the transactions are reported on a monthly basis, specific improvements are examined, and discussions are held on the measures to accommodate individual company.

We have also made efforts to have the information fully get across all employees concerned, such as promotion policy and its progress by means of documents mainly in the name of SME Loan Committee and also via the Intranet in our Bank.

■ Monthly plan for each business division and evaluation system for contribution

We also made a monthly plan for each business division as to loans to small- and medium-sized businesses for the term ending March 2003, to monitor the progress at SME Loan Committee on a monthly basis, and to encourage the achievement or give instructions to divisions performing poorly. Moreover, we are placing the promotion activities for loans to small- and medium-sized companies as one of the important evaluation items with respect to the performance evaluation system in each Group, which shall be suitably reflected on personnel and performance evaluation of employees.

《Promotion measures to achieve the Plan》

■ Active business promotion based on substantial risk management

We make a list of a wide range of customers as prospective borrowers of loans to small- and medium-sized companies to actively promote transactions and review it at the Risk Management Section. In FY 2002, we are further aggressively promoting business to SMEs on the list. Moreover, we will also endeavor to transact business with the companies that we have never done before.

■ Utilization of non-recourse loans

Creditability of non-recourse loans depends on cash flow produced by the secured assets not the assets holders as a whole. Such loans are useful for SMEs whose creditability is low in general.

We are actively encouraging such new type loans with professional staff newly hired from outside of the bank, and establishment of specific division in charge, since we believe such loans should be included in our core business from now on. In addition, at the end of January 2002, Institutional Banking Group was established in order to more organically conduct our business among CBBG, FIBG and FEG. This establishment enables us to originate more non-recourse loans with perfect capture of customers' needs.

■ Substantial support for the granting credits to small- and medium-sized businesses

In light of the significance in terms of business line in our future business plan as well as its necessity given our branch network, the Bank has decided to strengthen the support for granting credits to small- and medium-sized businesses related to securitization and loan trading businesses.

In FY 2001, we succeeded in a different kind of support to actual credit extension for SMEs through several non-recourse loans to other banks, insurance companies and non-banks that hold a lot of assets to SMEs.

In FY2002, we are further encouraging these non-recourse loans.

■ Examining an alliance, etc. in promoting loans to small- and medium-sized businesses

To enhance loans to smaller-sized companies and proprietors, to which the Bank has traditionally been only passive in promotion because of the Bank's characteristic, the Bank is now promoting to grant new loans to this sector by forming an alliance with partners with strength in the business of granting loans to individuals and small-sized companies.

In FY 2001, we became a sponsor for reconstruction of two non-banks in order to enhance their core business, which went into legal bankruptcy due to a large amount of non-performing loans but have expertise in SME loan business, and then are supporting active promotion of their business.

In FY 2002, Shinsei Business Finance Co., Ltd., the new joint venture company between the Bank and Nissin Co., Ltd., whose main business is lending to SMEs and individuals, began its operations in November 2002. The company is promoting to lend unsecured business loans to SMEs by business credit management through statistical methodology.

(5) Situation of the Current and the Future Dividend Policy

We set a management policy, which gives attention to the internal retention of profits for the time being, in an effort to stabilize management and to expand its ability to reinvest for expansion of our business base. Through maintaining a strong financial base value and expanding profits, we shall endeavor to increase the Bank's credibility and share value, which eventually leads to the situation where the public fund injected to the Banks in equity, is repaid smoothly.

With respect to future dividends, the Bank shall manage the level of payment amount, subject to the balance with financial soundness and accumulating profits as well as consideration of managerial performance such as profit trends and future expectation of the Bank.

Concerning this interim dividend, we decided not to pay, considering that interim profit was confined to approximately 51% of the planned PAT for the whole fiscal year and the trend of business environment will not be clear. And then, we plan to pay all dividends for the whole fiscal year at the end of FY 2002.

(Fig. 1-1) Profitability Trend and Plan

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment	March 2003 Plan
(Balance Sheet) <Asset & Liabilities:Average Balance, Capital Account:Ending Balance>				(¥1 Billion)	
Total Assets	11,755.5	8,893.9	7,900.7		7,770.0
Loans	7,257.3	5,562.0	4,519.0		5,530.0
Securites	2,783.5	2,000.0	1,914.5		1,255.0
Trading Assets	256.6	273.5	380.9		200.0
Deferred Tax Assets (Ending Balance)	-	17.6	17.1		-
Total Liabilities	11,285.3	8,338.1	7,317.1		7,160.0
Deposits / NCD	3,163.5	2,774.6	2,841.9		3,030.0
Debentures	4,999.4	3,468.3	2,484.3		2,400.0
Trading Liabilities	35.9	37.7	21.7		50.0
Deferred Tax Liabilities (Ending Balance)	10.1	-	-		10.1
Deferred Tax Liabilities due to Reevaluation (Ending Balance)	-	-	-		-
Capital Account	577.5	617.3	650.4		656.6
Paid-in Capital	451.3	451.3	451.3		451.3
Capital Surplus	18.6	18.6	18.6		18.6
Other Capital Surplus		-	-		-
Legal Revenue Reserves	-	2.1	2.8		3.4
Retained Earnings	91.3	139.6	165.3		167.0
Difference due to Reevaluation	-	-	-		-
Reevaluation Difference of other securities	16.3	5.8	12.5		16.3
Treasury Stock		▲0	▲0		
(Income Statement)				(¥1 Billion)	
Gross Business Income	100.3	123.8	51.2		138.6
Interest Income	214.4	163.1	65.2		149.0
Funding Cost	126.1	69.2	25.1		51.6
Fee Income	10.0	(*1) 27.5	(*1) 25.0		(*1)35.0
Trading Income	2.3	0.3	0.7		4.0
Other Business Profits	▲0.4	2.2	▲14.6		(*1) 2.2
Net Bond Gains	▲ 1.9	▲ 3.1	▲12.9		0.0
Net Business Profit (before deduction of General Loan Loss Reserve)	38.8	(*1) 57.9	(*1) 19.0		(*1)68.6
Net Business Profit	38.8	(*1) 84.1	(*1) 19.0		(*1)68.6
General Loan Loss Reserves	-	▲26.2	(*3) -		0
Operating Expenses	61.5	65.9	32.3		70.0
Personnel Expenses	28.6	28.4	15.2		29.5
Non-personnel Expenses	32.9	37.5	17.0		40.5
Bad Loan Disposition Loss	(*2) ▲5.9	(*2) 2.8	(*2) (*3) ▲2.7		6.0
Net Stock Gains	56.7	▲5.5	1.2		0
Losses on Devaluation of Stocks	1.4	10.0	1.9		0
Net Operating Income	96.0	38.5	20.1		58.6
Extraordinary Profit	8.8	10.6	(*3) 6.3		0
Extraordinary Loss	13.3	9.4	1.4		0
Corporate, Resident and Enterprise Tax	0.2	0.1	0		0
Corporation Tax, etc. Adjustments	-	▲21.2	▲4.9		-
Net Income after Tax	91.3	60.7	29.9		58.6

(*1) Including loan trading profit ,etc.
(*2) Including the earmark or breakdown of general loan loss reserve..
(*3) Extraordinary gains posted based on breakdown of 3.1 billion yen from the entire loan loss reserves in the 1st half of FY 2002

(¥1 Billion, %)

Distributable Profit	76.0	116.4			139.2
Dividend	6.9	6.9	-		6.9
Dividend per Share(Yen)	1.11	1.11	-		1.11
Dividend Rate (#2 Preferred Stcok)	1.00%	1.00%	-		1.00%
Dividend Rate (#3 Preferred Stock)	1.21%	1.21%	-		1.21%
Pay-out Ratio	7.56%	11.36%	-		11.77%

(%)

Yield on Interest Earning (A)	1.90	1.99	1.81		2.12
Yield on Loans (B)	2.29	2.12	2.23		2.25
Yield on Securites	0.78	1.47	1.08		1.12
Funding Cost (C)	1.88	1.89	1.72		2.06
Yield on Deposits (Including NCD,debentures) (D)	1.08	0.74	0.62		0.64
Operating Expenses (E)	0.73	1.02	1.17		1.26
Ratio of Personnel Expenses	0.34	0.44	0.55		0.53
Ratio of Non-Personnel Expenses	0.36	0.54	0.56		0.69
Gross Spread (A) – (C)	0.02	0.10	0.09		0.06
Spread Between Loans and Deposits (B)-(D)-(E)	0.47	0.34	0.43		0.34
Ratio of Non-Interest Income	11.94	24.20	21.70		29.73
ROE (Net Business Profit / Equity) (*4)	7.40	9.70	5..97		10.88
ROA (Net Business Profit / Equity)	0.33	0.65	0.48		0.88

(*4) Equity = (Equity at beginning + Equity at end) / 2 Net Business Profit is calculated before deducting Loan Loss Reserve.

(Fig. 1-2) Profitability Trend (Consolidated Basis)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment (Note)	March 2003 Forecast
(Balance Sheet)(Ending Balance)					(¥1 Billion)
Total Assets	9,485.7	8,069.6	7,699.2		7,300.0
Loans	6,187.3	4,801.9	3,883.5		3,500.0
Securities	1,988.5	1,462.3	2,246.1		2,200.0
Trading Assets	382.2	444.0	433.1		500.0
Deferred Tax Assets	-	17.7	17.2		17.2
Minority	-	0	0		0
Total Liabilities	8,902.9	7,446.0	7,045.8		6,617.0
Deposits & NCDs	3,218.8	2,260.8	2,633.1		2,700.0
Debentures	3,670.4	2,786.4	2,188.7		1,900.0
Trading Liabilities	253.7	173.6	182.7		200.0
Deferred Tax Liabilites	10.1	0	-		-
Deferred Tax Liabilites due to the Reevaluation	-	-	-		-
Total Equity	582.8	623.5	653.4		683.0
Paid-in Capital	451.3	451.3	451.3		451.3
Capital Surplus	18.6	18.6	18.6		18.6
Legal Revenue Reserves	94.2	145.1	168.1		197.7
Difference due to Reevaluation	-	-	-		-
Evaluation Difference of other securites	16.3	5.8	12.5		12.5
Foregn Currency of other securities	2.5	2.8	2.9		2.9
Treasury Stock	▲0	▲0	▲0		▲0
(Income Statement)					(¥1 Billion)
Operating Income	299.3	236.0	106.3		191.2
Interest Income	211.5	155.5	60.2		112.9
Fees & Commissions Income	12.8	11.4	10.1		20.1
Trading Income	4.7	1.9	5.4		6.6
Other Business Revenue	3.9	35.6	16.2		18.7
Other Operating Income	66.4	31.6	14.3		32.9
Operating Expenses	203.7	196.5	88.3		144.3
Funding Cost	125.6	67.1	25.1		44.4
Fee Expenses	2.3	3.5	1.8		3.5
Trading Expenses	-	0.1	-		0.4
Other Business Expenses	4.7	21.5	20.0		20.0
General & Administration Cost	63.9	69.5	34.5		69.1
Other Operating Expenses	7.2	34.9	6.9		6.9
Write-Off Claims	0.1	0.2	0		0
Loan Loss Provisions	(▲6.0)	0.7	(▲2.2)	※	(▲2.2)
General Reserve (net)	(▲39.6)	(▲27.0)	(▲76.1)	※	(▲76.1)
Specific Reserve (net)	(33.6)	27.9	(74.0)	※	(74.0)
Net Operating Profit	95.6	39.4	18.0		47.0
Extraordinary Gains	8.7	10.6	5.5	※	6.6
Extraordinary Losses	13.3	9.7	1.5		1.5
Net Income before Tax	91.0	40.3	22.0		52.1
Tax Adjustments	0.4	0.3	0.5		1.0
Adjustment on Corporate Tax	0.1	▲21.2	▲5.0		▲5.0
Minority Interests (Note)	▲0	0	▲0		▲0
Net Income after Tax	90.5	61.2	26.5		56.0

(Note) Includes returns on investments recognized through sharing method.

※ Extaordinary gains posted based on break down of 2.2 billion from the entire loan loss reserves in the 1st hallf of FY 2002 .

(Fig. 2-1) BIS Capital Adequacy Ratio (Domestic Standard)

(Non-Consolidated Basis) (¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment	March 2003 Plan
Paid-in Capital	451.3	451.3	451.3		451.3
Common	180.9	180.9	180.9		180.9
Perpetual (non-cumulative)	270.4	270.4	270.4		270.4
Pereferred Fund Certificate	-	-	-		-
Capital Surplus	18.6	18.6	18.6		18.6
Retained Earnings and Others	1.4	2.8	2.8		4.1
Evaluation Difference on other securities	-	-	-		-
Adjustment on conversion	-	-	-		142.0
Retained Earning	83.0	135.5	165.3		20.9
Others	-	-	-		-
Tier I Total	554.2	608.1	637.9		636.9
(Tax Effect)	(-)	(21.2)	(26.1)		(-)
Perpetual (Cumulative)	-	-	-		-
Preferred Fund Certificate	-	-	-		-
Perpetual Sub Bonds	147.5	33.2	31.4		8.5
Perpetual Sub Loans	271.6	259.6	259.6		133.0
Security Income					
Revaluation gain on properties	-	-	-		-
General Loan Loss Reserve	44.5	37.8	32.1		46.9
Others	-	-	-		-
Upper Tier II Total	463.5	330.6	323.0		188.4
Term Sub Bonds	41.7	20.8	5.5		3.2
Term Sub Loans	100.8	18.6	12.6		3.8
Others	-	-	-		-
Lower Tier II Total	142.5	39.4	18.1		7.0
Tier II Total	554.2	370.0	341.1		195.4
Tier III	-	-	-		-
Deduction	-	-	-		-
Total Capital	1,108.5	978.1	979.1		832.2

Risk Assets	7,118.7	6,044.8	5,129.9		7,500.0
On-balance	6,464.0	5,347.5	4,471.1		6,800.0
Off-balance	654.7	697.4	658.8		700.0
Other (Note 2)					

Capital Adequacy Ratio	15.57%	16.18%	19.08%		11.10%
Tier I Ratio	7.78%	10.05%	12.43%		8.49%

(Fig. 2-2) BIS Capital Adequacy Ratio (Domestic Standard)

(Consolidated Basis) (¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment	March 2003 Plan
Paid-in Capital	451.3	451.3	451.3		451.3
Common	180.9	180.9	180.9		180.9
Perpetual (non-cumulative)	270.4	270.4	270.4		270.4
Pereferred Fund Certificate	-	-	-		-
Capital Surplus	18.6	18.6	18.6		18.6
Evaluation Difference on other securities	-	-	-		-
Adjustment on conversion	2.5	2.8	2.9		-
Retained Earning	87.3	141.6	168.1		169.9
Others	-	-	-		-
Tier I Total	559.6	614.3	640.9		639.8
(Tax Effect)	(-)	(21.2)	(26.2)		(-)
Perpetual (Cumulative)	-	-	-		-
Preferred Fund Certificate	-	-	-		-
Perpetual Sub Bonds	147.5	33.2	31.4		8.5
Perpetual Sub Loans	271.6	259.6	259.6		133.0
Security Income					
Revaluation gain on properties	-	-	-		-
General Loan Loss Reserve	41.2	36.0	30.7		43.8
Others	-	-	-		-
Upper Tier II Total	460.2	328.8	321.7		185.3
Term Sub Bonds	41.7	20.8	5.5		3.2
Term Sub Loans	100.8	18.6	12.6		3.8
Others	-	-	-		-
Lower Tier II Total	142.5	39.4	18.1		7.0
Tier II Total	559.6	368.2	339.8		192.3
Tier III	-	-	-		-
Deduction	▲0.2	▲0.6	▲0.9		▲0.2
Total Capital	1,119.1	981.9	979.8		831.9

Risk Assets	6,586.0	5,759.3	4,917.0		7,000.0
On-balance	6,350.1	5,270.2	4,425.4		6,700.0
Off-balance	235.9	489.1	491.7		300.0
Other (Note 2)					

Capital Adequacy Ratio	16.99%	17.04%	19.92%		11.88%
Tier I Ratio	8.49%	10.66%	13.03%		9.14%

(Fig. 5-1) Net Profit Trend by Business Division (¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment	March 2003 Forecast (Note 2)
Interest Income	62.9	46.7	18.2		34.4
Fee Income	7.5	10.5	2.4		5.3
Gross Profits	70.4	57.2	20.6		39.7
Corporate Business Group					
Interst Income	9.0	10.5	7.4		15.0
Fee Income	0.9	0.8	0.4		0.8
Gross Profits	9.9	11.3	7.8		15.8
Individual Banking Group					
Interst Income	71.9	57.2	25.6		49.4
Fee Income	8.4	11.3	2.8		6.1
Gross Profits	80.3	68.5	28.4		55.5
Expenses	47.4	45.6	20.3		41.0
Profits after Expense Deduction	32.9	22.9	8.1		14.5
Domestic Bankign Group					
Interest Income	0.9	13.8	14.1		25.6
Fee Income	7.5	19.7	8.7		31.8
Gross Profits	8.4	33.5	22.8		57.4
Expenses	11.6	18.0	11.9		23.9
Profits after Expense Deduction	▲3.2	15.5	10.9		33.5
Financial Engineering Group					
Other Group (Profits after Expense Deduction)	9.1	19.5			
Grand Total (Profits after Expense Deduction)	38.8	57.9	19.0		48.0

(Note 1)Before deduction of General Loan Loss Reserve
(Note 2) Projections in March 2003 were those made at this point of time.

(Fig. 5-2) Net Profit Trend by Business Division (¥1 Billion)
(Consolidated Basis)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	Comment	March 2003 Forecast (Note 2)
Interest Income	62.9	46.7	18.2		34.4
Fee Income	7.5	10.5	2.4		5.3
Gross Profits	70.4	57.2	20.6		39.7
Corporate Business Group					
Interst Income	9.0	10.5	7.4		15.0
Fee Income	0.9	0.8	0.4		0.8
Gross Profits	9.9	11.3	7.8		15.8
Individual Banking Group					
Interst Income	71.9	57.2	25.6		49.4
Fee Income	8.4	11.3	2.8		6.1
Gross Profits	80.3	68.5	28.4		55.5
Expenses	47.4	45.6	20.3		41.0
Profits after Expense Deduction	32.9	22.9	8.1		14.8
Domestic Bankign Group					
Interest Income	0.9	13.8	9.6		19.1
Fee Income	7.5	21.5	13.9		40.3
Gross Profits	8.4	35.3	23.5		59.4
Expenses	11.6	20.6	13.5		26.9
Profits after Expense Deduction	▲3.2	14.7	10.0		32.2
Financial Engineering Group					
Other Group (Profits after Expense Deduction)	8.8	21.2			
Grand Total (Profits after Expense Deduction)	38.5	58.8	18.1		47.0

(Note 1)Before deduction of General Loan Loss Reserve

(Note 2) Projections in March 2003 were those made at this point of time.

(Fig. 6) Rationalization Plan

	Mar. 2001 Actual	Mar. 2002 Actual	Sept. 2002 Actual	Comment	Mar.2003 Plan
(Number of Directors and Employees)					
# of Directors (Persons)	18	17	18	*1	19
Directors (()Part-time)	15 (12)	14(11)	15 (11)	*1	16 (12)
Auditors (()Part-time)	3 (2)	3(2)	3 (2)		3 (2)
# of Employees(Note) (Persons)	2,024	2,125	2,226	*2	2,200

(Note) Total administrative and general affairs employees. Includes full-time secondees to other companies.
Excludes non-regular employees, part-time employees and temporary staff.

【Difference】

*1 A director increased as compared to the end of March 2002 due to time-lag of resignation and appointment.

*2 Number of employees increased temporarily owing to much hire of employees straight from college and professionals, but forecast is to be under the figure of the Plan as of the end of FY 2002 by promoting efficiency of employees assignment and implementing career development system.

(# of Domestic and Overseas Branches)

Domestic Branches (Note 1)	24	26	27	*3	24
Overseas Branches (Note 2)	1	1	1		1
(Ref.) Overseas Subsidiaries (Companies)	1	1	1		1

(Note 1) Excluding sub-branch offices and agents.

(Note 2) Excluding sub-branch offices and representative offices.

【Difference】

*3 We opened Roppongi and Meguro branches in December 2001, and Hiroo branch in July 2002.

	Mar. 2001 Actual	Mar. 2002 Actual	Sept. 2002 Actual	Comment	Mar.2002 Plan
(Personnel Expenses)					
Personnel Expenses (¥1 Million)	28,576	28,382	15,243	*4	29,500
Wage/Remuneration (Note 1) (¥1 Million)	14,790	15,989	8,295	*4	16,500
Average Monthly Wage (Note) (¥1000)	499	476	472		476

(Note) Average Age –36 Years 8 Months old as of September 2002

【Difference】

*4 Personnel expenses increased temporarily owing to much hire of employees straight from college and professionals, but forecast is to be under the figure of the Plan for the whole FY 2002 by promoting efficiency of employees assignment and implementing career development system.

(Director Compensation Bonuses and Retirement Benefits)

Director Compensation, Bonuses and Retirement Benefits (Note 1) (¥1 Million)	499	449	143		499
Compensation (¥1 Million)	499	449	143		499
Bonus (Note 2) (¥1 Million)	0	0	0		0
Average Compensation/Bonus (¥1 Million)	91	67	18		73
Average Retirement (¥1 Million)	0	10	0		0

(Note) Total of Personnel Expenses and profit distribution. Including employee part when serving concurrently as directors.

(Non-Personnel Expenses)

Non-Personnel Expenses (Including Tax) (¥1 Million)	32,915	37,486	17,018		40,500
Mechanization related Expenses (¥1 Million)	7,319	8,705	3,494		11,500
Besides (¥1 Million)	25,596	28,781	13,524		29,000

(Fig. 7) Subsidiary and Affiliated Companies

(Note1)
(Unit:¥1 Bil. or 1 Mil.) (Unit: ¥1 Mil. or Thou.)

Name of Companies	Date Founded	President	Main Business	Recent Fiscal Term	Total Assets	Loans Borrowed		Equity		Net Operating Profit ¥Mil.)	Net Income (¥Mil.)	onsolidation or Equity Method
							Shinsei Note 2)		Shinsei			
Shinsei Trust & Banking Co.	Nov. 96	Masahiro Suyama	Financial business	Sept. 02	8.7	-	-	5.4	5.4	93	79	Cons.
Shinsei Information Technology Co., Ltd.	Aug. 83	Osamu Shimamura	Software Development	Sept. 02	0.1	-	-	0.0	0.0	21	21	Cons.
Shinsei Business Services Co., Ltd	Feb. 85	Hideki Shinmoto	Business affairs agent	Sept. 02	0.3	-	-	0.2	0.2	▲27	16	Cons.
Shinsei Real Estate Valuations Services Co., Ltd.	Oct. 92	Tokumatsu Iida	Examine real estate valuation	Sept. 02	0.1	-	-	0.1	0.1	10	9	Cons.
Shinsei Card Co., Ltd.	Mar. 00	Ryusuke Fukuda	Credit Card	Sept. 02	0.4	0.6	0.6	▲0.2	▲0.2	▲107	▲110	Cons.
Shinsei Securities	Aug. 97	Hiroshi Sasaki	Financial Business	Sept. 02	9.7	-	-	9.4	9.4	▲498	▲508	Cons.
Shinsei Investment Management Co., Ltd.	Dec.01	Yoshihisa Azuma	Asset Management	Sept. 02	0.5	-	-	0.5	0.5	▲6	▲6	Cons.
The Chogin Card Co., Ltd.	June. 79	Norio Funayama	Guarantee biz	Mar. 02	0.1	-	-	0.1	0.1	▲30	▲30	Cons.
Chowa Tatemono Co., Ltd.	Aug. 97	Hideki Shinmoto	Renting real estate	Sept. 02	10.8	9.2	9.2	0.5	0.5	197	189	Cons.
BM Finance	Jan. 93	Brian Prince	Financial business	Sept. 02	16.5	1.9	-	0	-	682	71	Cons.
BM Enterprises	Apr. 98	Brian Prince	Financial business	Sept. 02	4.9	-	-	0	-	820	4	Cons.
BM Asset Management	Oct. 01	Clark Douglas Graninger	Financial business	Sept. 02	0.7	-	-	0.5	-	64	35	Cons.
Daihyaku Life Insurance Co	May 86	Brian Prince	Guarantee biz	Sept. 02	0	-	-	0	-	2	2	Cons.
YMS One	Mar. 01	Brian Prince	Financial business	Sept. 02	19.5	-	-	0	-	2,678	31	Cons.
YMS Two	Mar. 01	Brian Prince	Financial business	Sept. 02	47.1	13.9	13.9	0	-	4,037	1	Cons.
YMS Four	Dec. 01	Clark Douglas Graninger	Financial business	Sept. 02	0	-	-	0	-	▲23	0	Cons.
YMS Five	Dec. 01	Clark Douglas Graninger	Financial business	Sept. 02	30.0	30.0	30.0	0	-	1	1	Cons.
YMS Six	Dec. 01	Clark Douglas Graninger	Financial business	Sept. 02	0	-	-	0	-	▲0	▲0	Cons.

YMS Seven	May 02	Clark Douglas Graninger	Financial business	Sept. 02	13.0	-	-	0.1	-	5,504	59	Cons.
YMS Eight	May 02	Clark Douglas Graninger	Financial business	Sept. 02	2.0	1.9	1.9	0	-	▲0	▲0	Cons.
YMS Nine	July 02	Clark Douglas Graninger	Financial business	Sept. 02	0	-	-	0	-	▲0	▲0	Cons.
YMS Ten	July 02	Clark Douglas Graninger	Financial business	Sept. 02	0	-	-	0	-	▲0	▲0	Cons.
Exion	May 59	Katsumi Nagashima	Financial business	Sept. 02	11.4	11.1	11.1	0.2	-	52	15	Cons.
Apollo Finance	Feb. 88	Masaru Kataoka	Financial business	Sept. 02	7.1	6.5	6.5	0.7	-	57	▲56	Cons.
Dolphin Japan Investment	Sept. 01	Ryuutarou Uchiyama	Management of Trust in Real Estate	Sept. 02	57.4	57.0	57.0	0	-	0	0	Cons.
Hub Asset Funding Limited	May 97	MM	Financial business	June. 02	2.4	2.3	2.3	▲0	-	▲0	▲0	Cons.
Shinsei Bank Finance N.V.	Mar. 76	Shinya Nagata	Financial business	June 02	$ 541 million	$ 148 millio n	$32 million	$ 22 million	$ 22 million	$ 26,305 thou.	$25,443 thou	Cons.
BlueBay Asset Management, ltd.	July. 01	Hugh Willis	Asset-Managemen t	June. 02	9mil€	-	-	9mil€	2mil€	▲2 mil€	▲2 mil€	Equity
Raphia Capital Co., Ltd.	July 02	Kazunori Fujii	Financial business	Sept. 02	0	-	-	0	0	9	9	Equity

(Note 1) Denomination is stated in native as to overseas subsidiaries and affiliated companies("Euro" to BlueBay)
(Note 2) Guarantees were included in overseas borrowing applied for financial institutions.
(Note 3) YMS 7, YMS 9, and YMS 10 became consolidated subsidiary in 1st half of FY 2002 due to our getting the right of reigning them.

(Note 4) Comment on Individual Company

Shinsei Card Co., Ltd., Shinsei Securities, Shinsei Investment Management, BlueBay Asset Management, Shinsei Business Services Co., Ltd	Arising from excess cost incurred by start-up of new business.
Chogin Card Co., Ltd.	Arising from the excess cost by abolishing a part of its businesses.
Apollo Finance	Arising from the temporary excess payment due to revision of tax for the last fiscal year .

(Fig. 10) Trend of Loan Balance

(Balance) (¥1 Billion)

		March 2002 Actual (A)	Sept. 2002 Actual (B)	Comment	March 2002 Plan (C)
Domestic Loans	Including Impact Loans	4,884.3	3,872.0		3,850.0
	Excluding Impact Loans	4,846.1	3,836.7		3,820.0
To small & medium sized Corporations (Note 1)	Including Impact Loans	2,165.2	1,762.7		1,696.1
	Excluding Impact Loans	2,159.5	1,754.2		1,691.3
Loans backed by Japan Guarantee Association		-	-		-
Loans for Individual (Excluding Enterprise Funds)		40.6	43.1		57.0
Housing Loans		35.7	38.9		53.0
Miscellaneous Loans		2,678.5	2,066.2		2,096.9
Overseas Loans (Note3)		127.9	128.4		135.0
Total		5,012.2	4,000.5		3,985.0

(Difference(Adjusted base): After consideration of the special factors stated below) (¥1 Billion)

		Sept. 2002 Actual (B)−(A)+(a)	Comment	March. 2003 Plan (C)−(A)+(b)
Domestic Loans	Including Impact Loans	▲728.0		15.7
	Excluding Impact Loans	▲725.1		23.9
To Small & Medium Sized Corporations (Note 1)	Including Impact Loans	▲251.4		2.2
	Excluding Impact Loans	▲254.2		3.1

(Note 1) Loans to middle-and small-sized companies mean those (including business loans to individuals) extended to companies whose capital or investment is less than 300 million yen (however, 100 million yen for wholesalers and 50 million yen for retailing, food and drink, and service industries), or whose regular employees are less than 300 people (however, 100 people for wholesalers and service industries and 50 people for retailing and food and drink industries).

(Causes to consider in calculating the above adjusted Balance (¥1 Billion, () Loans to small and mid-sized companies)

	1st half of 2002FY Actual (a)	Comment	2002FY Plan (b)
Write off of Loans (Note 1)	0.3(0.1)		( )
Assets Sold to CCPC (Note 2)	()		( )
Liquidation of Assets (Note 3)	83.9(33.9)		300.0 (71.3)
Amount of partial direct write-off (Note 4)	()		( )
Sale of Assets to RCC (Note 5)	138.0(93.0)		500.0 (270.0)
Bulk Sales and others (Note 6)	36.3(18.2)		250.0 (130.0)
Others (Note 7)	25.9(5.8)		
Total	284.3(151.1)		1,050.0 (471.3)

(Note 1) Amount of direct write off for reasons of no taxation (Basic Circular of Corporate Income Tax 9-6-1, 9-6-2,9-4-1,9-4-2)
(Note 2) Amount of final disposal relating to debts sold to the Cooperative Credit Purchasing Company Limited
(Note 3) Mainly securitization of normal loans
(Note 4) Amount of partial direct write off implemented for the term
(Note 5) Amount of the sale of debts to agreed banks stipulated under Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System. In cases, however, where the exercise of Cancellation Right under the stipulation of Article 8 of "Stock Transaction Agreement" on assignment by our Bank was conducted, a decrease in the amount of loans associated with the exercise is included in the disposal of bad debts in this table, booked in this column and reflected on the plan and results in the actual figures as mentioned above.
(Note 6) Amount of a bulk sale of bad debts and other disposal of bad loan
(Note 7) Amount of the granting credits (underwriting private placement bonds, etc) substantially equal to lending

(Fig. 12) Status of Risk Management

	Risk Management Dept.	Current Management System	Summary of matters done for improvement in the 1st half of the year
Comprehensive Risk management	· Portfolio and Risk Management Division	· Designing and planning a comprehensive risk management system	· Finished revising policies in obedience to "Risk management Policy" settled in November 2000
Credit Risk (Including country risk)	· Portfolio and Risk Management Division	· Quantification and monitoring of credit risk · Set guidelines and policies · Internal rating system for debtors	
	· Credit Planning and Policy Division	· Designing and developing the way and procedure of examination	
	· Balance Sheet Credit Division/Corporate Risk Management Division	· Examination and administration of each transaction · Examination and administration of Need Caution Borrowers etc. · Examination and administration of country risk	
	· Financial Engineering Risk Division	· Subsequent check of the approved credit matters · Approval/judgment on the procedure of evaluation, rating and reserves of product of FEG and the individual matters.	
	· Credit Assessment Division	· Audit and examination of asset self-assessment (Independent from Credit Division)	
Interest Rate (ALM) Risk	· Markets Division	· Liquidity and debenture operation in banking accounts · General Monitoring of business	
	· Market Risk Management Division	· Measurement, evaluation, and report of risks · Decide overall risk limits in ALM Committee, President approves and Board of Directors approves. · Grasp risk volume through integrated on and off balance management · Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" · Markets Division controls all the credit risk of the banking account	

Market Risk	• Markets Division • Market Risk Management Division • Financial and Regulatory Accounting Division • Trading and Securities Operations Division	• Trading account operations • Banking account operations • Measurement, Evaluation, Reporting of Risk • Calculate fair values • Trading business back office • Decide overall risk limits in ALM Committee, President decides and then Board of Directors approves • Establish position and loss limit for each risk management unit, within total risk limits • Establish fundamental market risk management policies in a " Risk Management Policy and Procedures for Trading Account" • Provide daily reports via e-mail to Directors concerning the status of profitability and volume of risks held • Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	• Put aside reserves for exposures to customers in relation to derivatives based on the total of current exposures and potential exposures that are expected to occur in the future, as in the same manner as on-balance transactions.
Liquidity Risk (Fund Availability Risk) (Product Liquidity Risk)	• Markets Division • Market Risk Management Division • Financial and Regulatory Accounting Division • Market Risk Management Division	• Fund Transaction • Measurement, Evaluation Reporting of Risk • Independent grasp of fund availability gap by Risk Management Division and Markets Division • Make daily report to directors via e-mail concerning the fund availability gap • Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" • Measurement, Evaluation, Reporting on Risk	• Implemented fundraising by CLO • Settled MTN Program. • Changed to the method of review in response to B/S situation on monthly basis, concerning decision of liquidity reserve fund level and frame of gap. • Put aside reserves for disposal and reconstructing costs for market-related positions centered at bid and offer costs in the Trading Account. Applied to the transaction of credit derivatives.

Operational Risk	• Operations Planning & Administration Division • Portfolio and Risk Management Division	• Establishment of administrative procedures, and pursuit for continuous improvement of the level • Implementation self-inspection (more than once a year) and Report the results • Establish "Handling Procedures for On line Accidents" to respond to large scale accidents	Established the team across several sections in order to examine the measurement of operational risk.
EDP Risk	• Information Technology Division • Inspection Division	• Implement safety measures which conform with FIASCO safety measure standards • Conforming to the above standards, establish the fundamental system risk management policies, "Information System Securities Policies" and "System Development and Maintenance Procedures" • Measurement of the situation of system operating and management of compliance situation by "Control Unit " • Activated Osaka Backup Center for time of disaster • Accepted system inspection by the Audit Dept. as a part of Auditing • System inspection by the Inspection Division	• Took off on the review and reevaluation in order to further strengthen the security • Continued to review the contingency plan for the purpose of leveling it up
Legal and Compliance Risk	• Legal and Compliance Division	• Control and manage legal matters including lawsuit in the Legal and Compliance Division (Legal Department) Give advise to and guide the finance divisions • Legal Department manage the compliance officers appointed in the various divisions, prepare "Code of Ethics" "Compliance Guidelines" and a "Compliance Manual" and distribute these to all employees	• Strengthened to monitor the situation of compliance. Adopted check list for each Group on monthly basis. • Promoted the system for Group Compliance Monitored subsidiaries. Held Group Compliance Meeting.
Reputation Risk	• Corporate Communications Division • Legal and Compliance Division	• Implement the release of accurate information concerning the status and strategies of the Bank, using disclosure publications, the Internet or the like and all given opportunities. • Respond to the mass communication in emergency	

(Fig. 13) Asset Details After Implementing Measures of Article 3, Item 2 of the Law

(¥Billion)

	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)	Sept. 2002 Actual (Non-Consol.)	Sept. 2002 Actual (Consol.)
Loan in Bankrupt or Reorganized under Legal Proceedings	306.6	306.6	274.7	275.1
Risky Loans	440.1	438.9	332.5	333.4
Loans Requiring Special Supervision	367.0	367.6	186.6	186.7
Normal	4,452.0	4,173.0	3,570.1	3,400.7

<<Status of Reserves>>

(¥Billion)

	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)	Sept. 2002 Actual (Non-Consol.)	Sept. 2002 Actual (Consol.)
General Reserves	192.4	191.8	98.1	97.5
Loan Loss Specific Reserves	179.0	178.1	224.9	225.1
Country Reserves	0.2	0.2	0.1	0.1
Reserves for Possible Loan Losses Total	371.5	370.0	323.1	322.6
Reserves for Losses from Sale of Loans	-	-	-	-
Reserves for Disposition of Specific Assets	-	-	-	-
Sub-Total	371.5	370.0	323.1	322.6
Specially Reserved				
Provision for Write-Off				
Sub-Total				
Total	371.5	370.0	323.1	322.6

(Fig. 14) Information on Risk Monitored Loan (Note)

(¥1 Billion)

	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)	Sept. 2002 Actual (Non-Consol.)	Sept. 2002 Actual (Consol.)
Loans under Bankruptcy (A)	200.7	200.7	196.3	196.5
Part Direct Depreciation	-	-	-	-
Past-due Loans (B)	476.4	475.2	365.9	366.9
Past-due Loans (90 days or more, accrual) (C)	93.1	93.6	127.1	127.1
Restructured Loans (D)	273.9	274.0	59.5	59.6
①Loans with Reduced or Deleted Interest Payments	10.2	10.2	-	-
②Loans with Postponed Interest Payments	-	-	-	-
③Loans against Parties to which Managerial Support is Given	-	-	-	-
④Loans with Postponed Principal Payments	263.7	263.9	59.5	59.6
⑤Miscellaneous	-	-	-	-
Total (E) = (A)+ (B) + (C) + (D)	1,044.1	1,043.5	748.8	750.2
Ratio (E) / Total Loans	20.8%	21.7%	18.7%	19.3%

(Note) The above data is subject to the definition of "Disclosure of [Data of Risk Monitored Loan] in Securities Report" prepared by Japanese Bankers Association (as of March 24, 1999, No 43, 1999 *Chou-chou*). If the easement of lending conditions applicable to debts falls under plural items, the amount of debts judged as most suitable was booked.

(Fig. 15) Status of Disposition of Non-Performing Loans

(Non-Consolidated) (¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	March 2003 Forecast (Note 2)
Bad Loan Disposition Loans (A)	33.8	28.9	73.4	▲2.7
Specific Reserves for Bad Loans	33.7	28.8	73.0	
Bad Loans Written Off and others(C)	0.1	0.3	0.4	
Bad Loans Written Off	0	0.2	0	
Losses on Debt Transfer to CCPC	-	-	-	
Losses on Asset Transfer to RCC (Note 1)	-	-	-	
Miscellaneous	0.1	0.2	0.4	
Losses on Debt Forgiveness	-	-	-	
Provision for losses on Debt Close Out	-	-	-	
Provision for Specific Debtor Support	-	-	-	
Others	-		-	
Provision for Overseas Specific Debtor	▲0.1	▲ 0.2	▲0	
General Loan Loss Reserves (B)	▲ 39.7	▲ 26.2	▲76.1	
Total (A)+(B)	▲5.9	2.8	▲2.7	▲2.7

<Reference>

Direct Depreciation and others due to Reserve for Bad Loans for Purpose (D)	292.3	194.9	45.1	110.0
Gross Direct Depreciation (C)+(D)	292.4	195.2	45.5	110.0

(Note 1) Unrealized loss on debts for banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System

(Note 2) Projections in March 2003 were those made at this point of time.

(Consolidated) (¥1 Billion)

	March 2000 Actual	March 2001 Actual	Sept. 2001 Actual	Comment March 2002 Forecast (Note 2)
Bad Loan Disposition Loans (A)	33.7	28.1	74.3	▲1.8
Specific Reserves for Bad Loans	33.6	27.9	74.0	
Bad Loans Written Off and others(C)	0.1	0.3	0.4	
Bad Loans Written Off	0	0.2	0	
Losses on Debt Transfer to CCPC	-	-	-	
Losses on Asset Transfer to RCC (Note 1)	-	-	-	
Miscellaneous	0.1	0.2	0.4	
Losses on Debt Forgiveness	-	-	-	
Provision for losses on Debt Close Out	-	-	-	
Provision for Specific Debtor Support	-	-	-	
Others	-	-	-	
Provision for Overseas Specific Debtor	▲0.1	▲ 0.2	▲0	
General Loan Loss Reserves (B)	▲ 39.6	▲ 27.0	▲76.1	
Total (A)+(B)	▲5.9	1.1	▲1.8	▲1.8

<Reference>

Direct Depreciation and others due to Reserve for Bad Loans for Purpose (D)	292.3	194.9	45.1	220.0
Gross Direct Depreciation (C)+(D)	292.4	195.2	45.5	220.0

(Note 1) Unrealized loss on debts for banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System

(Note 2) Projections in March 2003 were those made at this point of time.

(Fig. 16) Financial Resources for Bad Loan Write Off

(¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	March 2003 Forecast (Note)
Gross Business Profits (Prior to Deducting General Reserves for Bad Loans)	38.8	(*1) 57.9	(*1) 19.0	(*1) 48.0
Profits and Losses Related to bonds such as JGB	▲ 1.9	▲3.1	▲12.9	▲12.9
Profits and Losses from Stocks	56.7	▲5.5	1.2	1.2
Profits and Losses from Disposition of Real Estate	▲6.4	1.2	▲1.2	▲1.2
Retained Profits	-	-	-	-
Miscellaneous	-	-	-	-
Total	89.1	53.6	18.9	48.0

(*1) Including loan-trading profit etc.

(Note) Forecast of March 2003 is to be the expected figure at this point.

(Consolidated Basis)

(¥1 Billion)

	March 2001 Actual	March 2002 Actual	Sept. 2002 Actual	March 2003 Forecast (Note)
Gross Business Profits (Prior to Deducting General Reserves for Bad Loans) (Note2)	38.8	(*1) 58.8	(*1) 18.2	(*1) 47.0
Profits and Losses Related to bonds such as JGB	▲1.9	▲3.1	▲12.9	▲12.9
Profits and Losses from Stocks	56.6	▲5.3	1.2	1.2
Profits and Losses from Disposition of Real Estate	▲6.4	1.1	▲1.2	▲1.2
Retained Profits	-	-	-	-
Miscellaneous	-	-	-	-
Total	89.0	54.6	18.1	47.0

(*1) Including loan-trading profit etc.

(Note) Forecast of March 2003 is to be the expected figure at this point.

(Fig. 17) Bankrupt Customers in Current Year

(Number of Cases, ¥1 Billion)

Internal Rating	1 Period prior to Bankruptcy		Half Period prior to Bankruptcy	
	Number of Cases	Amount	Number of cases	Amount
5 C	2	0.4	1	0.3
6 A	1	0.2	1	0.2
6 B	2	31.9	1	0.6
6 C	-	-	-	-
9 A	4	9.1	3	8.7
9 B	1	0.5	1	0.4
9 C	-	-	3	31.8
9 D	-	-	-	-

(Note) Credit amount basis. Excluding cases with pretty credit amount (below 50 million yen).

(Reference) Asset Details After Implementing Measures of Article 3, Item 2 of the Revitalization Law

(Billion Yen)

	Sept. 2002(Actual)
Loans in Bankrupt or Reorganized under Legal Proceedings	274.7
Risky Loans	332.5
Loans Requiring Special Supervision	186.6
Normal	3,570.1
Total	4,363.9

(Fig. 18-1) Summary of Unrealized Gains and Losses (As of Sept. 2002, Non-Consolidated)

Securities (¥1 Billion)

		Balance	Appraisal	Appraised Gain	Appraised Loss
For Purpose to Held-to-maturity	Securities				
	Bonds				
	Stocks				
	Miscellaneous				
	Money Trust				
Subsidiaries	Securities	18.3	-	-	-
	Bonds	-	-	-	-
	Stocks	17.0	-	-	-
	Miscellaneous	1.3	-	-	-
	Money Trust	-	-	-	-
Miscellaneous	Securities	2,233.0	21.4	37.5	16.1
	Bonds	1,809.1	9.7	10.1	0.4
	Stocks	10.1	▲0.5	0.1	0.5
	Miscellaneous	413.9	12.2	27.4	15.2
	Money Trust	4.7	-	-	-

Miscellaneous

	Balance Sheet Value	Market Value	Appraisal	Appraised Gain	Appraised Loss
Real Estate for Business (Note 1)	0.4	1.2	0.8	0.8	-
Other Real Estate	-	-	-	-	-
Other Real Estate (Note2)	-	-	▲59.0	25.5	84.6

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation ".

(Note2) Deferred profit and loss on derivative transactions for the purpose of hedging were stated at Appraised Profit and Loss of the Other Real Estate section.

(Fig. 18-2) Summary of Unrealized Gains and Losses (As of Sept. 2002, Consolidated)

Securities (¥1 Billion)

			Balance	Appraisal	Appraised Gain	Appraised Loss
For Purpose to Held-to-maturity	Securities		0	0	0	-
		Bonds	0	0	0	-
		Stocks	-	-	-	-
		Miscellaneous	-	-	-	-
	Money Trust		-	-	-	-
Subsidiaries	Securities		0.9	-	-	-
		Bonds	-	-	-	-
		Stocks	-	-	-	-
		Miscellaneous	0.9	-	-	-
	Money Trust		-	-	-	-
Miscellaneous	Securities		2,232.2	21.4	37.5	16.1
		Bonds	1,810.1	9.7	10.1	0.4
		Stocks	10.1	▲0.5	0.1	0.5
		Miscellaneous	412.1	12.2	27.4	15.2
	Money Trust		3.7	-	-	-

Miscellaneous

	Balance Sheet Value	Market Value	Appraisal	Appraised Gain	Appraised Loss
Real Estate for Business (Note 1)	39.5	40.2	0.8	0.8	-
Other Real Estate	-	-	-	-	-
Other Real Estate (Note2)	-	-	▲59.0	25.5	84.6

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation ".

(Note 2) Deferred profit and loss on derivative transactions for the purpose of hedging were stated at Appraised Profit and Loss of the Other Real Estate section.

(Fig. 19) Summary of Off Balance Transactions

(¥1 Billion)

	Contracted Amount / Notional Amount		Amount Equal to Credit Risk (Amount of Credit)	
	Mar.2002	Sept.2002	Mar.2002	Sept.2002
Financial Future Transactions	569.9	1,786.5	-	-
Interest Swaps	9,337.9	7,098.7	233.6	212.0
Currency Swaps	1,046.5	836.6	94.7	65.3
Futures Foreign Exchange Transactions	472.1	637.5	13.5	14.4
Interest Option Purchase	228.7	271.5	2.4	2.9
Currency Option Purchase	89.4	50.4	3.9	2.0
Misc. Financial Derivatives	472.1	519.0	57.4	26.0
Effect of Reduction due to Master Netting Agreement	-	-	▲108.0	▲81.6
Total	12,216.6	11,200.2	297.5	240.9

(Note) Based on BIS capital adequacy ratio, transactions on the exchanges and those on original agreement within two weeks were added.

(Fig. 20) Loan Portfolio by Credit Risk and Credit Cost (as of Sept. 30, 2002)

(¥1 Billion)

	Customers with Credit Rating with BBB / Baa or above	Customers with Credit Rating Less Than BBB / Baa	Others (Note)	Total
Amount Equal to Credit Risk (Credit Exposure)	164.9	76.1	-	240.9
Credit Cost	98.2	31.5	-	129.7
Credit Risk Volume	66.7	44.6	-	111.3

(Note) Individual transactions (foreign currency-denominated time deposit), the impact loan related transactions, etc.

EXHIBIT B-6

Report on Implementation of the Plan for Restoring Sound Management

Shinsei Bank, Limited
July 2002

■ TABLE OF CONTENTS ■

〔Outline〕 Condition of Management

1. Outline of the Results For the 2001 FY

《Summary of Financial Results》

With respect to the fiscal year 2001, which ended on March 31, 2002, the Bank posted Gross Business Profit (*gyomu so-rieki*) of 123.8 billion yen, a 23.5 billion yen increase over the same period in fiscal 2000. The better-than-expected results are attributable to improvement in the Bank's funding structure and reservation of loan interest rate, which led to reservation of fund revenue of 93.8 billion Yen, a 5.5 billion yen increase over the same period in fiscal 2000. Well off investment banking business expansion including loan trading, also led to the profit increase of non-interest profit. On the other hand, Expense increased to 65.9 billion yen, 4.4 billion yen over the same period in fiscal 2000 due to active developing of new businesses, while it accomplished the planned figure for the whole fiscal year of 67.0 billion yen. This led to Net Business Profit (*gyomu jun-eki*) before deduction of general loan loss reserves to be 57.9 billion yen. Furthermore, profits described above include income from investment in money in trust, including profits related to loan trading business, of 20.0 billion yen.

As for Extraordinary Income/Expenses, disposal of non-performing loans (includes General Loan Loss Reserve) and "tax assessment by estimation on the basis of the size of business" (*gaikei-hyoujun-kazei*) by the Tokyo Metropolitan Government and by Osaka Prefecture led Net Operating Income (*keijo rieki*) amounted to be 38.5 billion yen. Together with 1.2 billion yen gain of movable and immovable assets and 21.2 billion yen of Corporation Tax Adjustments, 60.7 billion yen was the final Net Income after Taxes.

(¥1 Billion)

	March 2002 Plan①	March 2002 Actual②	Difference ②－①
Gross Business Profit	114.8	123.8	9.0
Expences	67.0	65.9	▲ 1.1
Actual Net Business Profits(Note)	47.8	57.9	10.1
Net Operating Income	37.8	38.5	0.7
Net Income after Taxes	37.8	60.7	22.9

(Note) Before deduction of General Loan Loss Reserve
Including loan trading profit, etc.

《Gross Business Profit》 (*gyomu so-rieki*)

With regard to Gross Business Profit, improvement in the Bank's funding structure such as redemption of high coupon interest-bearing bank debentures and reduction of subordinated debts which has been carried out since fiscal 2000 led to Net Interest Income of 93.8 billion yen, an increase of 5.5billion yen over the same period in fiscal 2000. On the other hand, smooth start of investment banking business due to loan trading, securitization, non-recourse loan, and various derivative businesses, led Fee Income (including profits related to loan trading, etc) to reach 27.5 billion yen, a 17.5 billion yen increase over the same period in fiscal 2000. As a result, the Bank posted Gross Business Profit of 123.8 billion yen, a 23 % increase over the same period in fiscal 2000. 9.0 billion yen in total is additionally achieved compared to the plan.

《Expense》

While there was an increase in expenses over the same period in fiscal 2000 due to active promotion of new businesses mainly in the Retail Banking Group, it was confined to 65.9 billion yen, a 4.4 billion yen increase over the same period in fiscal 2000. As a matter of course, target for the whole fiscal year of 67 billion yen and both the personnel and non-personnel expenses were achieved.

(¥1 Billion)

		March 2002 Plan①	March 2002 Actual②	Difference ②-①
	Personnel Expenses	28.5	28.4	▲ 0.1
	Non-Personnel Expenses(Including Taxes)	38.5	37.5	▲ 1.0
Expenses		67.0	65.9	▲ 1.1

《Net Business Profit》 (*gyomu jun-eki*)

As a result, Net Business Profit before deduction of general loan loss reserves (including profits related to loan trading, etc) was 57.9 billion yen, an increase of 19.1 billion yen over the same period in fiscal 2000, which showed the Bank's satisfactory performance. Furthermore, we have achieved a 10.1 billion yen increase over the planned figure of 47.8 billion yen for the whole fiscal year.

《Extraordinary Income/Expenses》

With respect to disposal of problem assets, provision for Reserve for Possible Loan Losses was 2.8 billion yen, including 2.5 billion yen of Reserve for Possible Loan Losses (including general Loan loss Reserve) was added as an expense. Moreover, the Bank posted 2.1 billion yen as "tax assessment by estimation on the basis of the size of business" (*gaikei-hyoujun-kazei*) by the Tokyo Metropolitan Government and by Osaka Prefecture, and 1.1 billion yen as unrecognized pension obligations to be accrued on change of accounting principles.

《Net Operating Income (*keijyo rieki*)/ Net Income(*toki rieki*)》

As a result of the above, Net Operating Income for fiscal year ended March 2002 was 38.5 billion yen. Together with the 1.2 billion yen gain on disposal of personal and real properties resulting from the sale of dormitories and company houses and 21.2 billion yen of Corporation Tax Adjustment caused by deferred tax assets, which is added from this fiscal year, Net Income after tax stood at 60.7 billion yen. It has decreased a bit comparing with 91.3 billion yen of the last term, but taking profit from Stock Sales to DIC to be added 55.0 billion yen, approximately 70% increase of the planned Net Profit for the whole fiscal year is achieved.

Deferred Tax Assets is added from this fiscal year considering the fact that Shinsei Bank's performance is favorable looking at the last 2-year performance. This amount is calculated conservatively based on the next year earning forecast and it remains to be about 3 % of the equity fund.

《Retained Earnings》

With respect to accumulation of retained earnings set out in the Plan for Restoring Sound Management, reflecting the favorable profit situation, result for the term ended March 2002 was 139.6 billion yen, increased by 22.9 billion yen as compared to the target in the Revitalization Plan.

(¥1 Billion)

	March 2002 Plan①	March 2002 Actual②	Difference ②-①
Rrtained Earnings	116.7	139.6	22.9

《BIS Capital Adequacy Ratio》

BIS Capital Adequacy Ratio as of March 31, 2002 reached 17.04% (Tier1 Ratio reached 10.66%) on a consolidated basis, and 16.18% on a non-consolidated basis, over the targets in the Revitalization Plan due to favorable profit-and-loss condition.

	March 2002 Plan①	March 2002 Actual②	Difference ②-①
Tier I Ratio	8.40%	10.66%	+2.26%
BIS Adequacy Capital Ratio(Consolidated)	12.75%	17.04%	+4.29%
Ratio(Non-Consolidated)	11.90%	16.18%	+4.28%

2. Status of Implementation of the Plan

(1) Progress in Business Restructuring and Other Programs

《Situation of the working of the new management system》

The Bank introduced the Corporate Executive Officer System in March 2000 at the same time as the start of the new management system thereby clarifying the allocation of roles between the Board of Directors and the management in an effort to strengthen the function of corporate governance. Thereafter we have consolidated the new management system and carried out our operations.

The members of the Board of Directors include 3 full-time Directors as well as 11 others including corporate managers with rich experience in the business world and representatives from the financial institutions that subscribed capital to our bank (as of the end of March 2002). These experienced members of the Board of Directors are in charge of making decisions on strategic and sophisticated issues, while securing the interests of shareholders and developing systems for monitoring business execution by the management. The Board of Directors held 6 meetings between April 2001 and March 2002.

The Bank has recruited a wide range of specialists in the fields of finance and management, both from within and outside Japan, as Corporate Executive Officers who execute daily operations. Among 17 Corporate Executive Officers, 6 are non-Japanese (as of the end of March 2002). Matters with special importance for the execution of business are thoroughly deliberated by the management in the Management Committee, which is a decision-making body directly reporting to President. The Management Committee held 39 meetings between April 2001 and March 2002.

Moreover, the Bank established the Nomination and Compensation Committee, where the majority of the members are outside Directors, as a body affiliated with the Board of Directors. This system is aimed at securing transparency in the process of selecting, evaluating the performance of, and determining the remuneration for, those in important positions such as Directors and Corporate Executive Officers. Furthermore, in addition to the Board of Statutory Auditors, we established the Audit Committee consisting of all the Statutory Auditors and some outside Directors in an attempt to strengthen the monitoring of the execution of business.

With respect to transactions with major shareholders and others who can presumably exercise material influence on the management policy of our bank, the Bank has established internal rules that require the prior consultation on such transactions with the Audit Committee in order to further restore the soundness in operations of the Bank. This consultation is designed to check, from the position of a third party, the appropriateness of transactions in light of such points as the securing of independence and blocking business risks from major shareholders and others.

Under this new corporate governance, we are endeavoring to clarify responsibilities and authorities and improve transparency in the management of the Bank and constructing the management system that is based on appropriate check and balance processes.

Mr. Paul A.Volcker, former Chairman of the FRB, Mr. Vernon E. Jordan and Mr. John S. Reed, former Co-Chairman of Citigroup, were appointed as senior advisors, and are providing the Bank with strategic advice.

《Strengthening of organizations and business promotion systems》

The Bank is restructuring and strengthening its organization on a business unit basis, such as the Corporate Banking Business Group, Financial Institutions Business Group, Individual Banking Group,

Financial Engineering Group and Risk Management Group. Such initiatives extend to far as the structure of headquarters and business promotion divisions / branches and are aimed at enabling the Bank to speedily respond to increasingly diversified customer needs and offer highly specialized financial services.

In order to respond to increasingly sophisticated needs of our customers, the Corporate Banking Business Group is restructuring and strengthening its organization with the focus on increasing specialization and efficiency as well as on facilitating further cooperation with the Financial Engineering Group. As part of these efforts, we established the "Process Support Division" within the Corporate Banking Business Group in October 2001. By centralizing the internal administrative operations performed by each Corporate Banking Business Division within the Head Office, we have arranged the system so that each financing division in the Head Office can focus on marketing activities.

The Financial Engineering Group also carried out organizational changes aimed at increasing and improving strategic products and accumulating special knowledge on financial products. The Group is also continuing to actively recruit outside people with special skills.

The Institutional Banking Group was established, integrating Corporate Banking Group, Corporate Business Strategy Group, Financial Institutions Business Group, and Financial Engineering Group in January 2002. Moreover, we re-organized Corporate Banking Business Divisions under the Corporate Banking Business Sub-Group, which is inaugurated along with the establishment of the Institutional Banking Group, in March. We are making efforts to arrange the organization of the IBG. Through these changes of organization, we will deliver financial products and services that satisfy increasingly diversified and complex needs of customers facing management challenges, more flexibly and effectively.

The Individual Banking Group launched the new retail banking business in June 5 of last year in an effort to gradually transform all the bank branches into financial centers. The first of such transformations was in the Head Office (18 branches were changed as of the end of April 2002). Furthermore, the Group changed its name to the "Retail Banking Group" and carried out drastic organizational changes in July 2001, those were designed to expand and improve its functions in the development of businesses and branches. After that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group in October 2001, we established Wealth Management Division in order to enhance business promotion toward wealthy individual customers, re-organizing the Business Divisions under the Retail Banking Group. The Division will deliver effectively high value-added financial products and services with highly specialized skill in Tokyo and Osaka Metropolitan areas.

Furthermore, the Roppongi and Meguro Branches opened as the first branches after our bank was renamed "Shinsei Bank" in December 2001. Unlike ordinary bank branches, they have new function and design, aimed at highly efficient operation using less space and staff. We will continue to open new branches by taking the locations into consideration.

With respect to our collaboration with Starbucks Coffee, we have opened 5 branches as of the end of April 2002. Given the favorable reaction of customers, we are planning further expansion. In addition, "Yahoo! Café" (Internet Café) opened in the Shinsei Bank head office building in December 2001, and the Bank is developing retail branches that other banks have never done.

《Creating sophisticated management infrastructure》

■Personnel Policy

As part of efforts to develop infrastructure conducive to creating a new corporate culture and nurturing competitive human resources, the Bank introduced a new personnel system in July 2000. The new system focuses on the "rigorous implementation of performance-based evaluation," "decentralization of power over human resources" and "active recruitment of outside people".

Entrusting power over human resources to each business unit by implementing the group system, we have established a system to evaluate employees in accordance with market attributes and also to nurture professional staff in each Group. Moreover, with a view to boosting the enthusiasm of each staff member to contribute to operations and to make the best use of their ability, we have specified job areas (franchises) in January for each staff member to abolish the traditional job rotation system.

The Bank is also actively recruiting people with highly specialized skills, mainly in advanced areas respecting financial products, risk management, and information technology as well as in retail banking, in order to quickly set up new business areas and strengthen strategically important business areas. About 510 people have been employed since March 2000 (about 130 people in the Retail Banking Business Group, about 170 people in the Financial Engineering Group, about 60 people in the Risk and Business Management Group, and about 40 people in the Information Technology Business Group, among others). Approximately 60 people of them are non-Japanese nationals.

In April 2001, Shinsei Bank employed 63 people straight from college as our first regular recruitment. Moreover, the Bank employed 71 people in April 2002 straight from college.

Therefore, about 30% of shares are the employees whom the Bank has employed after the bank's privatization in March 2000.

On the other hand, the Bank encourages change of occupation by establishing a career development support system for senior staff, and also strives to curtail the total number of employees and personnel expenses by outsourcing some businesses such as human resources and general affairs business.

To thoroughly implement performance-based evaluation, we intend to consider the following: further review of the current qualification system, shift to the retirement allowance system reflecting contribution to the job rather than length of service or age, and introduction of a system as an incentive to strengthen earnings such as stock options.

■Creating more sophisticated business management systems

The Bank is organizing business information systems with the emphasis on the speedier and more advanced management of earnings and performance in order to respond flexibly to changes in financial environment and make appropriate management decisions. Considering that consolidated business information has become more important than ever before, we have organized a system whereby consolidated accounts are settled and understood every month (on a preliminary basis) by generally the seventh business day of the month. We plan to continue to improve our data gathering skill and analysis abilities, including the development of computer systems, from both financial accounting and management accounting perspectives for the bank as a whole and for each Group, as well as to strengthen systems for supporting appropriate management decision-making.

《Strengthening profit-generating power and improving financial fundamentals》

In the current term, when we will see the first full year settlement of accounts for Shinsei Bank, we aimed at expanding earnings opportunities by utilizing the specialized skills of employees recruited from outside the Bank, and also endeavored to improve earnings by achieving more appropriate risk/return ratio and by cutting costs through reviewing and diversifying fundraising structures. As a result, the Bank successfully improved its capital efficiency through such measures as the reduction in subordinated debts and made progress in vigorous cost-reduction efforts. This led to the Bank posting Actual Net Business Profit (including loan trading profit, etc) of 57.9 billion yen and Net Income of 60.7 billion yen for the settlement of FY 2001, thus far over the target figure of 47.8, and 37.8 billion yen set forth in the Revitalization Plan. We are making efforts to further strengthen and expand profit-making sources by drastically reviewing our operations in every respect including our business promotion system, operational flows and the contents of our services.

In retail banking, the Bank started offering a complete account called "Power Flex" that allows customers to control all their transactions, including debentures, yen deposits, foreign currency deposits and mutual funds, among others, in one account, in June 2001, which marked the first anniversary of the change of the bank name. We are expanding the transaction channels and access points by providing services such as call centers that are open 24 hours a day, 365 days a year, internet banking and the business alliances with IY Bank and Keihin Kyuko. With regard to branches, business hours are extended to 7 p.m, and some of them share branch spaces with Starbucks Coffee Japan. In addition to such enhancing of the convenience of customers and expanding products and services for individual customers, development of the advertising through the mass media, such as TV commercial message, has made the favorable impression of the "Shinsei Bank" on individual customers. As a result, we have achieved about 130 thousand "Power Flex" accounts as of the end of March 2002. Moreover, we are endeavoring to further expand products such as the start on the supply of new type housing loan, which are more flexible for customers to repay than ever, from February 2002. The Bank also opened Roppongi and Meguro branches, specialized in retail business, and are implementing to renew the branches in order to make more suitable response to the customers' needs. We will be finishing the renewal of all branches by the end of FY 2002.

In corporate banking, we established "Institutional Banking Group", integrating CBBG, CBSG, FIG and FEG in order to carry out the investment banking business be more responsive to characteristics of customers and conduct the investment banking business more organically. By promoting the unit of relationship managers taking charge of customers and product managers with highly specialized skills who were mainly outside of the Bank, we will develop the solution business with response to the increasingly diversified and sophisticated needs of customers.

Furthermore, in March 2002, the Bank began the corporate revitalization business to pull up the value of the corporate in bankruptcy and in bad condition by advising the know-how of management, besides lending and investing money. At the beginning, the Bank is promoting the revitalization of two non-banks who went into legal bankruptcy due to a large amount of Non Performing Loans. We will develop the business in earnest.

We also established SME Loan Committee chaired by the President, and the entire bank has made its best effort to achieve the target for loans to these companies. As a result, the figures as of the end of FY 2001 exceeded the target in the Plan by more than 100 billion yen.

In addition, the Bank is expanding its business by supplying the products and services it has never done (or cannot now), such as investment to Azami Insurance and alliance with Shinki co. whose main business is lending to individuals and SMEs.

With respect to fundraising, investors are gradually showing more confidence in the Bank thanks to improvements in our performance results and evaluations by credit rating agencies. This has helped our efforts to reduce fundraising costs. Moreover, we launched the master trust type of CLO program (about 1,400 billion yen), which is the first launched in Japan, and then we issued 175 billion yen of CLO in the international capital market. We are promoting to diversify the ways of fundraising.

Regarding the improvement of balance sheet structures, besides promoting their reduction, we are redeeming the past high interest rate coupon bonds as well as continuing to try to increase the ratio of short-term loans in response to the changes in periodic structure of loan assets. The Bank is also endeavoring to reduce subordinated debts to improve capital efficiency.

《Business situation》

In addition to traditional products and services, the Bank is endeavoring to offer profitable and innovative financial products and services based on the needs of customers and markets. For this purpose, we are actively entering into the retail banking business and advanced and new financial areas and trying to improve customer satisfaction and strengthen our profit-generating power. More specifically, we are implementing the following measures in these strategically important areas.

■Retail banking (individual banking) area

1) Start of the new retail banking business

Taking the occasion of the first anniversary on June 5, 2001 of the change of name to Shinsei Bank, Limited, we started our new retail banking business. More specifically, we are carrying out the following initiatives.

(a) Launch of "Shinsei Complete Account: Power Flex"

"Power Flex" enables customers to speedily open an account using a simple application form and carry out transactions in yen deposits, foreign currency deposits, mutual funds and bonds. The Bank also started offering services that enable customers to carry out various transactions 24 hours a day every day by telephone or by Internet.

Given the favorite reaction of customers due to high level convenience, "Power Flex" reached about 130 thousand accounts, and over 450 billion yen in total of deposit as of the end of March 2002.

(b) Transformation of branches to financial centers

Starting from the transformation of the Head Office to a financial center on June 5, 2001, we are making similar changes to all the branches one by one (18 branches were already changed as of the end of April 2002). A financial center creates a space that goes beyond the standard image of traditional bank branches. It can be used according to customers needs based on speedy transactions or thorough consulting service. Furthermore, all branches extended business hours to 7 p.m. The Bank opened Roppongi Branch on December 3, the first branch after our bank was renamed Shinsei Bank, and then opened Meguro Branch on December 25. We plan to open new retail branches in suitable locations.

2) Fundamental organizational changes

Since the introduction of the Group system in May 2000, we have worked to strengthen organization of the Individual Banking Group as an independent profit center. Taking the occasion of the recent launch of the new retail banking business, the "Individual Banking Group" changed its name to the "Retail Banking Group" in July 2001 and carried out drastic organizational changes aimed at promoting and improving its functions in the development of businesses and branches. After that the Customer Relations unit under Legal and Compliance Division was relocated under the Retail Banking Group in October 2001 in purpose to make it a specialized division to consolidate individual customer's opinions. Also, we established Wealth Management Division in order to enhance business promotion toward wealthy individual customers by re-organizing the Business Divisions/Branches under the Retail Banking Group. This Division will effectively deliver the high value-added financial products and services for wealthy individual customers with highly specialized skills centralizing in Tokyo and Osaka Metropolitan areas.

3) Improving and increasing remote channels

Following the tie-up in the areas of ATMs and mutual remittance with postal savings of October 2000 and the tie-up in the areas of ATMs and others with six trust banks (SOCS) of December the same year, the Bank started offering ATM services 24 hours a day 365 days a year from June 5 this year (at 23 branches including the Head Office as of the end of April 2002). In regard to the tie-up with postal savings, it extended the service hours from October 2001 to permit the use of ATMs on holidays, and until 11p.m. on weekdays. Moreover, due to the trial of 24 hours operations of postal savings' ATMs from February 2002, it extended the service hours more. In December 2001, another tie-up of ATMs was implemented with IY Bank and the customers who opened "Power Flex " can use the ATMs in "Seven Eleven" 24 hours a day 365 days a year for free. Furthermore, the Bank entered into an alliance with Keihin Kyuko in March 2002, and the customers who opened "Power Flex" can use the ATMs set in

Keikyu line station from 6:00 to 24:00. We are going to endeavor to improve the convenience of customers in the use of ATMs by continuing to further increase tie-up partners and by other measures.

We also promoted the diversification in card functions following the launches of J Debit Service in July 2001 and International Cash Services in August 2001.

4) Housing loans

With respect to housing loans, we view them as an important pillar for expanding our customer base.

As regards the tie-up related to "Good Loan," a new type of loan, which Softbank Finance Group started in June 2001; it has had a smooth start and we intend to increase transactions.

We also started a new housing loan business "Shinsei Housing Loan", two types named "PowerSmart Housing Loan" and "Super Flexible Housing Loan" from February 28, 2002. With regard to both loans, without fee of guarantee, customers may reduce burden of the repayment period and the interest payment by whole or partial pre-payment of the principle.

"PowerSmart Housing Loan" allows a customer to shorten repayment period and reduce total interest payment significantly by automatically pre-paying the principle using surplus deposits in ordinary savings account. This innovative characteristic differentiates "PowerSmart Housing Loan" greatly from other housing loan products.

■Financial products area

1) Favorable performance of the investment banking services

After our fresh start as a new bank, we have been striving to magnify the profit making foundation, by strengthening the organization by establishing financial products and fulfilling the business and know-how through actively hiring sophisticated professionals. From the beginning of 2001, we feel that we are going on-line in the investment banking business.

Specifically, in addition to Market businesses, customer's asset saving management and non-recourse business focusing on Real Estate, asset securitization and loan trading business are being actively matched to meet needs of business reorganization. Our position as one of a top player within leading business category is being affirmed.

Also, in purpose to diversify profit source, we are getting into full swing to the businesses those other banks did not involve in. Such businesses are credit derivative making use of our credit analysis, M&A finance and private equity deal, in which corporate advisory function was expanded in terms of company revitalization and M&A.

2) Organizational changes aimed at expanding businesses

Institutional Banking Group was established in January 2002, in purpose to integrate customer-contacting group with financial products group that develops and offers financial products. This establishment was aimed to meet varied customer company needs and to support infrastructure of the above investment banking business.

Two heads of customer contacting group and financial product group are together in charge of Institutional Banking Group. Industry and financial product specialist closely cooperate to supply faster and high-grade solution service to customers far better than before.

Besides, not only corresponding to detailed customer's solution needs one after another, we set up a customer target to which we strategically approach and emphases on proactively find profit chance through aggressive proposal by the task force of the both group specialists.

3) Expansion of mutual funds sales business

Since 2001, the Corporate Banking Group has also handled over-the-counter sales of mutual funds that started at all our retail branches in April 2000. We plan to amplify mutual fund targeting corporate companies (including alternatives), mutual fund targeting wealthy individuals (limited private banking products) and channels / products.

The Bank always has continued on enlightening customers and educating sales assistants. The Bank's strategy was to offer best products from the viewpoint of investors without being bounded by business lines.

Against generally poor performances in the mutual fund market caused by recent drops in share prices, owing to expanding the channels, strategy of the products and educating, the outstanding amount of deposited assets as of the end of March 2002 reached about 111 billion yen (Retail Banking Group amounted to about 78 billion yen, the Corporate Banking Business Group amounted to about 33 billion yen). Moreover, the amount of mutual fund invested by securities has reached about 80% of the total share (Average share in the mutual fund market is less than 40%).

In addition to the above, the Bank is going to focus on the expansion of sales channels using remote channels together with expanding private banking.

4) Start of operations of Shinsei Securities

Shinsei Securities, a securities subsidiary, started its operations in May 2001. The company is selling securitized products, underwriting bonds and making up and selling structured bonds as a wholesale securities company mainly selling bonds to corporations. The business has started smoothly.

The Company reached the greater achievement as compared to the primal plan by selling the securitized products.

《Policy for the Future》

The Bank intends positively develop business in the future including the expansion of business in group companies in order to provide customers with profitable and revolutionary financial products and services by responding to the needs of customers and the market, as well as provide traditional financial services such as debentures and loans. In concrete, we intend to further expand business areas where high value can be added, which will contain those as set forth below.

- AMS Business to cope with the customers' increasing investment requirements by utilizing advanced know-how of overseas (Investment Trust Advisory Business, Investment Trust Business, Corporate Pension Fund Related Business, Establishment of IT/IA Companies)
- Securitization Business to meet the direct finance needs of the customers (Shinsei Securities)
- Structured Finance Business to match a variety of new funding source requirement (Non-recourse Loan, Acquisition finance such as LBO, MBO etc. Securitization finance, Project finance)
- Equity Investment Business to support business development of middle and small sized corporation
- Corporate Advisory Business and Private Equity Fund Business to revitalize the industry, and corporate restructuring (Business reorganizing, M&A, Spin-off, Restructuring etc.)
- Loan Trading Business to introduce advanced know-how
- Financial Strategy Advisory Business to enhance risk and financial management utilizing the advanced financial techniques
- Private Banking Business to fulfill total asset management and investment advisory needs of retail customers
- Expansion of Remote Channels to improve customer's Convenience utilizing telephone, internet, ATMs and other measures

We had already withdrawn from overseas operations during the period of Temporary Nationalization. Nevertheless, the Bank has recently witnessed an increased willingness of domestic financial institution customers, etc to invest in overseas securities and loan credits. In this respect, the

Bank is planning to open overseas non-bank subsidiaries by utilizing know-how and others held by investors of Partners and the Bank's well-experienced management team in order to positively develop and sell advanced financial products to meet the needs of fund management of customers.

《Advancement of Risk Management》

The Bank endeavors to prepare and improve system by positioning risk control as one of the most important issues of the management. The Bank established in November 2000 "Risk Management Policy", which contained fundamental understanding of various risks involved in financial institutions and basic policy of risk management in order to grasp and positively manage the entire risk involved in the Bank, not to speak of credit and market risks. Based on the Policy, the Bank almost accomplished restructuring risk management related policy, and procedure system which regulates the minute ways of operation in obedience to the policy.

The Bank also arranged the working team to apply the Risk-capital method for comprehensive risk management.

■Credit risk

(Credit risk management)

With respect to policies and procedures related to credit risk management, the Bank clarifies its standards for specific business operations and credit assessment in various procedures. We are also currently reorganizing these policies and procedures as part of the bank-wide efforts to organize internal rules. So we revised "Credit Policy" in obedience to "Risk Management Policy" as above and established "Credit Procedure" in January 2002. We accomplished restructuring the policy and procedure.

The Bank adopts a decision-making process based on consultation and joint approval for making a decision on individual credit transactions in order to secure objectivity and transparency in the approval process. Approval from a decision-making body based on consultation and joint approval centered at Corporate Executive Officers is required for important transactions that satisfy certain standards.

(Internal rating and loan grading management)

Having carried out reviews from the viewpoints of the change in the portfolio situation of our bank and the consistency with external credit rating agencies, the Bank introduced a new internal rating system for its debtors in February 2001 with the following framework.

[Characteristics of the new internal rating system]

* Improved precision of financial modeling and properly reflected qualitative factors to ensure creditworthiness rating.
* Assured consistency with third-party credit rating agencies.
* Compliance with consolidated accounting practices.
* Consistency of credit rating among different sectors.

In practice, the credit rating model, based on credit rating data from third-party agencies, calculates credit rating estimates. Where necessary, aggregate adjustments are added and the ratings are derived.

Moreover, consistency is ensured between the credit rating and the debtor classification by self-assessments. It is also linked to the credit watch mechanism where an early warning will be triggered by material impact on the credit standing of debtors.

In addition to credit ratings of debtors, a facility rating system was introduced in May 2001 from the viewpoint of understanding the credit situation of each facility. The facility rating is based on expected losses that factor in the situation of the preservation of claims.

At the same time, the credit approval authority system also introduced the concept of facility rating in addition to the total amount of exposures to the debtor group thereby establishing a structure for carrying out more appropriate credit assessment.

■Market risk

As the senior decision-making body for the management of all market risks related to ALMs, banking and trading as well as for the management of liquidity risk, the ALM Committee was established as a decision-making body directly reporting to President. The ALM Committee determines the overall limit for market risks by establishing the interest rate risk limit for ALMs as a whole and the risk limit related to trading (VAR), among other things, and obtains approval from the Board of Directors.

The Market Risk Management Committee was established at the same time as a subordinate to the ALM Committee. The Market Risk Management Committee is chaired by the Head of the Risk Management Group and consists of general managers responsible for market-related operations. The Committee weekly and in a timely manner reports to the management mainly on reports from the Market Risk Management Division as well as the situation of the acquisition of market risk, situation of profit and loss and liquidity of funds.

As sub-rules for "Risk Management Policy" that function as the basic regulations for risk management for the Bank as a whole, the "Asset-Liability Management Policy (ALM Policy)" was established stipulating universal and basic guidelines and norms for appropriately carrying out asset-liability management in banking accounts, while the "Risk Management Policy and Procedures for Trading Accounts" were established for trading accounts clarifying frameworks and procedures thereof.

In addition, two types of provisions listed below are set aside in order to reflect the acquired market-related risks in financial accounting.

1) With respect to credit risk related to derivative transactions, provisions for expected losses are posted according to debtor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential exposures that may arise in the future.
2) With respect to derivative-related transactions in trading accounts, costs for disposing of and reconstructing market-related positions centered on bid and offer costs are posted as the provision related to market liquidity risk.

■Liquidity risk

In the recognition that the appropriate management of liquidity risk is a prerequisite of stable business operations, the Bank established its "Liquidity Risk Management Policy" that clarifies basic guidelines and norms for liquidity risk management and stipulate the framework for daily monitoring of liquidity risk.

Moreover, the "Liquidity Crisis Contingency Plan" was adopted clarifying specific policies and measures to deal with liquidity crisis. The Plan provides for specific procedures related to the exercise and termination of the Plan, specific policies to deal with liquidity crisis and the establishment of the crisis management headquarters at the time of crisis, upon the occurrence of, or expected occurrence of, problems concerning liquidity caused by either external or internal factors.

The Bank is also rising up the level of liquidity reserve assets in response to the release from the freeze of "Pay-Off " from April 2002. Furthermore, in order to diversify the way of fundraising, which it has promoted as mid-term problem, the Bank issued CLO in December 2001 and March 2002, and also launched MTN program in March 2002.

■ Operational risk

The Operational Risk Section was established within the Portfolio and Risk Management Division in an effort to transfer risks by purchase of comprehensive guaranty insurance for banks and to organize appropriate structures. We established the team across several sections in December 2001 in order to examine the measurement of operational risks.

■ EDP risk

After thorough research, the Bank concluded that it would be difficult for its traditional system environment to support new businesses due to such factors as abilities and cost.

Therefore, the Bank immediately reconstructed the old infrastructure and expanded and improved new functions since April 2000 to support the expansion of its businesses (e.g. improvement in information communications network such as the renewal of LAN / WAN, renewal of intra-net, introduction of PCs with advanced functions and introduction of a unified e-mail server for both internal and external use and change of hardware). The measures taken included the purchase of software packages made overseas, recruitment of experts from outside the Bank, re-training of existing human resources and objective evaluation of systems and strategies by outside parties.

The Bank will continue to work to promptly expand and improve functions of its infrastructure. More specifically, these efforts will include a shift from the old systems and active promotion of the introduction of new system infrastructure, improvement and expansion of its functions, strengthening of its abilities and improvement of safety thereof, among other things.

Furthermore, considering the management environment that requires us to reconstruct such a speedy system, the Bank established an administration section as the system risk management system within the IT group, which is independent of the system center in charge of operations of system development. We are thereby endeavoring to raise the operation level of system risk management. We established a new backup center in Osaka.

■ Legal and compliance risk

In order to root the manner of Compliance, the Bank has carried out the trainings and also settled / changed the necessary procedures related to Compliance.

The Legal and Compliance Division mainly held the trainings aimed at learning the important subjects such as prevention of money laundering, information management and prevention of insider transaction, for the business divisions. Moreover, it held the seminar for the compliance managers allocated to the divisions.

Furthermore, as part of arrangement of compliance system for our groups, we settled the procedure of compliance management concerning the subsidiaries and also revised the Compliance Manual in response to the change of the Banking Law, Commercial Law, etc. And then, we have the information fully communicated to all employees.

(2) Progress in Rationalization of the Bank

The Bank has been continuing to promote the improvement in efficiency and rationalization of operations as an important management task, under the strong initiative of top management. Through the promotion of the measures as below, total expenses for the term ended March 2002 were reported at the level of more than 1 billion yen less as compared to the target figure in the Plan in spite of increase in the expense for the start of new business and the cost related to IT.

《Efficiency related to branches》

In the retail banking business, preceding the new business model, the Bank established the branch model that makes the possibility for the efficient allotment of employees and the reduction of branch space at the same time as improving the convenience for customers. Along with the branch model, the Bank opened Roppongi and Meguro branches in December 2001, and promoted the reduction of expense related to the branches by releasing the extra space rented, proceeding the renewal of branches. As a rule, we will further expand branches for individual customers in suitable locations based on the above branch model.

Moreover, in the corporate banking business, we continued to make progress in reviewing and rationalizing operational flows such as centralizing the operation of making documents at the specific division in the Head Office.

As a result of the above, the expense related to the branches, regardless of increase in numbers, in FY 2001 posted an approximately 15% decrease as compared to the same figure in FY 2000.

《Control of personnel expense》

In order to control the personnel expense, the Bank is promoting the review of operating flows and rationalization concerning the business which the Bank has already carried out. It also is endeavoring to further rationalize with regard to the number of staff in the non-direct divisions.

The Bank worked to utilize outsourcing to curb personnel expenses. Moreover, we have already been encouraging change of occupation by a career development support system for senior staff. As a result, the personnel expenses in total decreased as compared to both actual figure of FY 2000 and planned figure of FY 2001 by more than 0.1 billion yen in spite of the increase in the number of staff with the start of new business.

《Control of Non-Personnel Expense》

In the term ended March 2002, there was an increase in expenses related to revision of transaction documents, advertisement and insurance premiums due to the aggressive promotion of the retail banking business. However, owing to the stable implementation of efficiency and rationalization, mainly the control of expense related to branches, the actual amount of expenses in FY 2001 was reported at the level of more than 1 billion yen less as compared to the target figure in the Plan.

The Bank is carrying out the stricter expense management by monitoring the effect on reducing the expense through the reviewed expense management system. It also promoted to reduce the cost of expense payment operations by centralizing at the Head Office.

(3) Progress in Write-Off of Non-performing Loans

Non-performing loans as of the end of March 2002, as disclosed under the Financial Reconstruction Law, decreased by 182.4 billion yen as compared to the end of March 2001,and amounted to 1,113.6 billion yen. Both amounts of Credit classified as "Loans Requiring Special Supervision" and "Loans in Bankrupt and Risky Loan and others" decreased , on the other hand, the amount of "New" Non-performing loans downgraded below "Risky Loans" in FY 2001 amounted to 427.5 billion yen.

The Bank consequently carried out the draw down amounted to 26.2 billion yen for general loan loss reserves while it carried out the earmarked 28.8 billion yen for specific loan loss reserves, resulting in the net amount of 2.5 billion yen earmarked for total loan loss reserves in FY 2001. In addition, including the write off of loans and losses form disposition of bad loans, the total amount of disposal of Non-performing loans resulted in 2.8 billion yen.

Moreover, final disposal of non-performing loans amounted to 541.6 billion yen in total (including direct write-off).

The Bank did not carry out forgiving of debts in FY 2001.

(¥1 Billion)

	March 2001 Plan①	March 2002 Actual②	Difference ②-①
Loans Requiring Special Supervision	453.0	367.0	▲ 86.0
Loans in Bankrupt and Risky Loans and Others	843.0	746.6	▲ 96.4
Total (Nonperforming Claims Disclosed under Financial Reconstruction Law)	1,296.0	1,113.6	▲ 182.4

	March 2002 Actual Loan Loss Reserve
General	▲ 26.2
Specific	28.8
Total (Loan Loss Reserve)	2.5

(4) Progress in Domestic Lending

《Trends in demand for funds》

The Japanese domestic economy that became sluggish from the second half of fiscal 2000 due to the slowed U.S. economy and the deflationary Japanese economy, etc., had still shown no signs of recovery in fiscal 2001. The situation got severer. Furthermore, the tendency toward the future is still not clear.

Reflecting the recent environment, the corporate sector, which has already contained capital investment within the scope of surplus in cash flows generated from the progress in restructuring, is becoming even more cautious in capital investment. Thus the demand for new loans has remained weak.

《Domestic loans》

Loans extended by the Bank continue to remain on a downward trend because of the low demand for funds as described above and also because of a large portion of contractual repayments of long-term loans (about 750 billion yen for the normal borrowers for the fiscal 2001).

Especially exposures to large companies have unfortunately decreased by about 450 billion yen partly because companies were trying to reduce their liabilities in an effort to improve financial balance and balance sheets.

《Loans to small- and medium-sized businesses》

With respect to the loans to small- and medium-sized businesses in the term ended March 2002, the downward pressure continued to be substantial. This was because of the weak demand for loans and the greater ratio of contractual repayments of long-term loans to SMEs (Approximately 250 billion yen for the normal borrowers in the fiscal 2001.) This was also attributable to repayments made by affiliated companies of large companies or financial institutions against the background of the trend among large companies to reduce borrowings as described above, and more loans being repaid from troubled borrowers.

However, with strength of the promotion system and active promotion of measures for strength of lending to SMEs, as explained below, the amount of SME loan as of the end of March 2002 rose by 124.4 billion yen (2.5 billion yen of private placement bonds were underwritten in FY 2001) as compared to the amount as of the end of March 2001, and therefore, we achieved a 106.2 increase as compared to the figure in the Revitalization Plan (net increase of 18.2 billion yen).

This amount did not include the amounts of loan against the meaning of SME loan in the Revitalization Law.

《Promotion system to achieve the Plan》

■ Organization

To plan and promote concrete and effective measures under the leadership of top management, the Bank established the SME Loan Committee on August 30, 2001 under approval of the Management Committee. Thus the first Meeting of SME Loan Committee was held on September 6, 2001. The SME Loan Committee held 17 meetings as of the end of March 2002.

Chaired by the President, the Committee consists of the President, full-time Directors, related Corporate Executive Officers and others. The Committee takes the final responsibility for achievement of the target for our loans to small- and medium-sized businesses, makes decisions on specific measures for its achievement, and gives directions necessary for related groups and divisions/branches.

Moreover, under this Committee, a secretariat to fulfill its business adjustment function in an effort to actively promote appropriate and effective loans to small- and medium-sized companies. We also decided to form task force whenever necessary. We established three task forces with respect to ① strengthening ordinary corporate loans, ② offering new types of loans including non-recourse loans, ③ purchase of loan assets and planned the specific measures.

■ Appropriate and timely disclosure of information on the progress

Our exposure to small-and medium-sized businesses has been reported to and monitored by the Management Committee as an important item of monthly report of performance since fiscal 2000. Monthly performance is fully communicated to all full-time Directors and related Corporate Executive Officers.

Furthermore, we have already placed into operation a system whereby SME Loan Committee is held at least once a month, where a more detailed monthly performance and schedule of the transactions are reported on a monthly basis, specific improvements are examined, and discussions are held on the measures to accommodate individual company.

We have also made efforts to have the information fully communicated to all employees concerned, such as promotion policy and its progress by means of documents and also via the Intranet in our bank.

■ Monthly plan for each Business Division

We prepared a monthly plan for each Business Division as to loans to small- and medium-sized businesses, to monitor the progress at SME Loan Committee on a monthly basis, and to encourage the achievement or give instructions to divisions performing poorly. Moreover, we have placed into operation a system whereby SME Loan Committee would promptly react to situations where additional measures are required for the Bank as a whole.

■ Evaluation system for contribution

We reinforced the system for promoting loans to small- and medium-sized businesses, as seen in our decision to especially allow incentives attached to contribution for achieving the target for loans to small- and medium-sized businesses, as well as placing the promotion activities for loans to small- and medium-sized companies as one of the important evaluation items with respect to the performance evaluation system in each Group, on which personnel and performance evaluation of employees is based.

《Promotion measures to achieve the Plan》

■ Active business promotion based on substantial risk management

With regard to our credit rating system of debtors, we have introduced a system that secures adjustment with credit rating by outside rating agencies. In fiscal 2001, we introduced a new internal credit rating system for each credit transaction, which comprehensively takes into account various factors including the term and credit support measures, etc., for each transaction. This system has enabled us to grant credit even to companies with low credit profile because risks are assessed on a case-by-case basis for each transaction.

Furthermore, we made a list of a wide range of customers as prospective borrowers of loans to small- and medium-sized companies to actively promote transactions, and to fully confirm that a new

borrower is included in the list when actually granting loans. We also aggressively endeavored to transact business with the companies that we have never carried out.

■ Utilization of non-recourse loans

During fiscal 2000, the Bank developed real estate non-recourse loan business, including "W-QLICK" which is capable of accommodating small loans for the convenience of small- and medium-sized companies. We are strengthening our sales efforts at Corporate Banking Business Divisions to more actively accommodate our customers' needs for these products. Moreover, with respect to real estate non-recourse loans, from the viewpoint that it is inevitable for further sales promotion to strengthen the alliance between the Financial Engineering Group and the Corporate Banking Business Group, we regularly held Liaison Officer Meeting which consisted of sales promotion sections of both groups, led by the liaison officers, who communicated between these groups, to mutually discuss information including each customer's needs for loan and their financial conditions and ideas based on a new financial technology and expertise. Thus, we endeavored to strengthen obtaining of transaction opportunities. Furthermore, there had been no inter-Group promotion efforts made in our bank for other new types of loans such as non-recourse loans and structured loans. We worked to strengthen our sales capabilities by exchanging information in the above-mentioned liaison officer meeting etc., through corporation among the Financial Engineering Group, the Corporate Banking Business Group and the Financial Institutions Business Group.

Furthermore, we built the system to promote the new types of loans more quickly and smoothly by establishing the "Institutional Banking Group", integrating CBBG, FIBG and FEG, in January 2002.

■ Substantial support for the granting credits to small- and medium-sized businesses

In light of the significance in terms of business line in our future business plan as well as its necessity given our branch network, the Bank has strengthened the support for granting credits to small- and medium-sized businesses related to securitization and loan trading businesses. We succeeded a different kind of support to actual credit extension for SMEs through several non-recourse loans to other banks, insurance companies and non-banks that hold a lot of assets to SMEs in FY 2001. These non-recourse loans are the ABLs secured with the assets to SMEs.

We will further promote these transactions in the Institutional Banking Group, integrating CBBG, FIG and FEG.

■ Examining an alliance, etc. in promoting loans to small- and medium-sized businesses

To enhance loans to smaller-sized companies and proprietors, to which the Bank has traditionally been only passive in promotion because of the Bank's characteristic, the Bank is now examining to grant new loans to this sector by forming an alliance with partners with strength in the business of granting loans to individuals and small-sized companies.

In FY 2001, we became a sponsor for reconstruction of two non-banks in order to enhance their core business, which went into legal bankruptcy due to a large amount of Non Performing Loans etc, but have expertise in SME Loan business.

《Promotion measures to achieve the Plan》

For the fiscal year of 2002, we continue to rank loans to small- and medium-sized businesses a one of the most important issue as in the past.

As tough situation due to struggling demands for funds is expected to continue, SME Loan Committee will actively reinforce the loans through above measures and push hard to achieve the plan.

(5) Situation of the Current and the Future Dividend Policy

We set a management policy, which gives attention to the internal retention of profits for the time being, in an effort to stabilize management and to expand its ability to reinvest for expansion of our business base. Through maintaining a strong financial base value and expanding profits, we shall endeavor to increase the Bank's credibility and share value, which eventually leads to the situation where the public fund injected to the Banks in equity, is repaid smoothly.

We paid common stock dividends for the FY 2001 by 1.11 yen per stock (we had already paid interim dividends by 0.55 yen per stock).

With respect to future dividends, the Bank shall manage the level of payment amount, subject to the balance with financial soundness and accumulating profits as well as consideration of managerial performance such as profit trends and future expectation of the Bank.

(6) Estimated Business Results for the Fiscal year Ending March 2003

Considering good results materialized by the FY 2001, the Bank forecasts each Net Business Profit (including loan trading profit, etc.), Net Operating Income and Net income for the fiscal year ending March 2003 on a non-consolidated basis to be 69 billion yen, 62 billion yen and 62 billion yen, over the targets of 68.6 billion yen, 58.6 billion yen and 58.6 billion yen in the Revitalization Plan.

Moreover, the Bank forecasts Net Operating Income and Net Income for the fiscal year ending March 2003 on a consolidated basis to be both 63 billion yen.

(¥1 Billion)

	March 2003 Plan①	March 2003 Forecast②	②−①
Actual Net Business Profits (Note)	68.6	69.0	0.4
Net Operating Income	58.6	62.0	3.4
Net Income after Taxes	58.6	62.0	3.4

(Note) Before deduction of General Loan Loss Reserve
Including loan trading profit, etc.

(Fig. 1-1) Profitability Trend and Plan

	March 2000 Actual	March 2001 Actual	March2002 Plan	March2002 Actual	Comment
(Balance Sheet) <Asset & Liabilities:Average Balance, Capital Account:Ending Balance>					(¥1 Billion)
Total Assets	16,510.7	11,755.5	8,625.0	8,893.9	
Loans	10,585.4	7,257.3	5,835.0	5,562.0	
Securites	1,983.1	2,783.5	1,760.0	2,000.0	
Trading Assets	460.7	256.6	200.0	273.5	
Deferred Tax Assets (Ending Balance)	-	-	-	17.6	
Total Liabilities	16,499.9	1,1285.3	8,050.0	8,338.1	
Deposits / NCD	3,742.6	3,163.5	3,085.0	2,774.6	
Debentures	7,409.3	4,999.4	3,070.0	3,468.3	
Trading Liabilities	53.6	35.9	50.0	37.7	
Deferred Tax Liabilities (Ending Balance)	-	10.1	10.1	-	
Deferred Tax Liabilities due to Reevaluation (Ending Balance)	-	-	-	-	
Capital Account	469.9	577.5	604.9	617.3	
Paid-in Capital	451.3	451.3	451.3	451.3	
Capital Reserves	299.4	18.6	18.6	18.6	
Other Capital Surplus				-	
Legal Revenue Reserves	-	-	2.1	2.1	
Retained Earnings	▲280.8	91.3	116.7	139.6	
Difference due to Reevaluation	-	-	-	-	
Reevaluation Difference of other securities		16.3	16.3	5.8	
Treasury Stock				▲0.0	
(Income Statement)					(¥1 Billion)
Gross Business Income	14.8	100.3	114.8	123.8	
Interest Income	334.3	214.4	148.4	163.1	
Funding Cost	314.9	126.1	68.1	69.2	
Fee Income	3.4	10.0	(*1) 24.4	(*1) 27.5	
Trading Income	0.3	2.3	2.0	0.3	
Other Business Profits	▲ 8.2	▲ 0.4	(*1) 8.1	2.2	
Net Bond Gains	▲ 1.3	▲ 1.9	2.9	▲3.1	
Net Business Profit (before deduction of General Loan Loss Reserve)	▲ 46.9	38.8	(*1) 47.8	(*1) 57.9	
Net Business Profit	49.3	38.8	(*1) 47.8	(*1) 84.1	
General Loan Loss Reserves	▲ 96.2	-	0	▲26.2	
Operating Expenses	60.9	61.5	67.0	65.9	
Personnel Expenses	25.1	28.6	28.5	28.4	
Non-personnel Expenses	35.8	32.9	38.5	37.5	
Bad Loan Disposition Loss	(*2) 1,043.7	(*3) ▲ 5.9	6.0	(*3) 2.8	
Net Stock Gains	338.5	56.7	0	▲5.5	
Losses on Devaluation of Stocks	2.2	1.4	0	10.0	
Net Operating Income	▲ 112.8	96.0	37.8	38.5	
Extraordinary Profit	1,108.1	8.8	0	10.6	
Extraordinary Loss	884.4	13.3	0	9.4	
Corporate, Resident and Enterprise Tax	1.1	0.2	0	0.1	
Corporation Tax, etc. Adjustments	-	-	-	▲21.2	
Net Income after Tax	109.9	91.3	37.8	60.7	

(*1) Including loan trading profit ,etc.
(*2) Including Extraordinary Profit/Loss.
(*3) Including deduction of general loan loss reserve.

(Dividends) (¥1 Billion, ¥, %)

Distributable Profit	-	76.0	97.2	116.4	
Dividend	-	6.9	6.9	6.9	
Dividend per Share(Yen) (Common Stock)	-	1.11	1.11	1.11	
Dividend Rate (#2 Preferred Stcok)	-	1.00%	1.00%	1.00%	
Dividend Rate (#3 Preferred Stock)	-	1.21%	1.21%	1.21%	
Pay-out Ratio	-	7.56%	18.25%	11.36%	

	March 2000 Actual	March 2001 Actual	March2002 Plan	March2002 Actual	Comment
(Management Indexes)					(%)
Yield on Interest Earning (A)	2.48	1.90	1.84	1.99	
Yield on Loans (B)	1.96	2.29	2.05	2.12	
Yield on Securites	1.26	0.78	0.65	1.47	
Funding Cost (C)	2.55	1.88	1.99	1.89	
Yield on Deposits (Including NCD) (D)	1.51	1.08	0.74	0.30	
Operating Expenses (E)	0.54	0.73	1.06	1.02	
Ratio of Personnel Expenses	0.21	0.34	0.45	0.44	
Ratio of Non-Personnel Expenses	0.30	0.36	0.57	0.54	
Gross Spread (A) – (C)	▲ 0.07	0.02	▲ 0.15	0.10	
Spread Between Loans and Deposits (B)-(D)-(E)	▲ 0.09	0.47	0.24	0.34	
Ratio of Non-Interest Income	-	11.94	30.05	24.20	
ROE (Net Business Profit / Equity) (*4)	-	7.40	8.09	9.70	
ROA (Net Business Profit / Equity)	0.30	0.33	0.55	0.65	

(*4) Equity = (Equity at beginning + Equity at end) / 2 Net Business Profit after March 2001 is calculated before deducting Loan Loss Reserve.

(Fig. 1-2) Profitability Trend (Consolidated Basis)

	March 2000 Actual	March 2001 Actual	March 2002 Forecast	March 2002 Actual	Comment (Note)	March2003 Forecast
(Balance Sheet)(Ending Balance)						(¥1 Billion)
Total Assets	13,206.8	9,485.7	8,650.0	8,069.6		7,100.0
Loans	7,711.0	6,187.3	5,300.0	4,801.9		3,800.0
Securities	2,804.7	1,988.5	2,000.0	1,462.3		1,500.0
Trading Assets	545.1	382.2	450.0	444.0		500.0
Deferred Tax Assets	-	-	0	17.7		17.7
Minority	0.1	-	0	0		0
Total Liabilities	12,733.1	8,902.9	8,019.4	7,446.0		6,420.4
Deposits & NCDs	2,777.5	3,218.8	2,900.0	2,260.8		2,700.0
Debentures	6,730.8	3,670.4	3,200.0	2,786.4		2,050.0
Trading Liabilities	277.9	253.7	230.0	173.6		200.0
Deferred Tax Liabilites	-	10.1	8.9	0		0.0
Deferred Tax Liabilites due to the Reevaluation	-	-	-	-		-
Total Equity	473.6	582.8	630.6	623.5		679.6
Paid-in Capital	451.3	451.3	451.3	451.3		451.3
Capital Surplus	299.4	18.6	18.6	18.6		18.6
Legal Revenue Reserves	▲277.1	94.2	143.9	145.1		201.2
Difference due to Reevaluation	-	-	-	-		-
Evaluation Difference of other securites		16.3	14.4	5.8		5.8
Foreign Currency Translation Adjustments		2.5	2.4	2.8		2.8
Treasury Stock	▲0	▲0	▲0	▲0		▲0
(Income Statement)						(¥1 Billion)
Operating Income	866.2	299.3	232.5	236.0		203.0
Interest Income	340.5	211.5	144.5	155.5		120.0
Fees & Commissions Income	9.3	12.8	27.5	11.4		20.0
Trading Income	2.7	4.7	2.0	1.9		4.0
Other Business Revenue	7.8	3.9	31.0	35.6		27.0
Other Operating Income	505.8	66.4	27.5	31.6		32.0
Operating Expenses	978.7	203.7	177.5	196.5		140.0
Funding Cost	319.8	125.6	64.0	67.1		40.0
Fee Expenses	4.4	2.3	3.0	3.5		4.0
Trading Expenses	0.1	-	-	0.1		0.0
Other Business Expenses	17.2	4.7	17.0	21.5		14.0
General & Administration Cost	62.7	63.9	70.0	69.5		73.0
Other Operating Expenses	574.5	7.2	23.5	34.9		9.0
Write-Off Claims	0.9	0.1	-	0.2		0.0
Loan Loss Provisions	365.5	(▲ 6.0)	5.0	0.7		5.0
General Reserve (net)	▲92.7	(▲ 39.6)	0.0	▲27.0		0.0
Specific Reserve (net)	467.3	(33.6)	5.0	27.9		5.0
Net Operating Profit	▲112.5	95.6	55.0	39.4		63.0
Extraordinary Gains	1,108.1	8.7	11.2	10.6		0.0
Extraordinary Losses	884.5	13.3	5.8	9.7		0.0
Net Income before Tax	111.1	91.0	60.4	40.3		63.0
Tax Adjustments	1.5	0.4	0.4	0.3		0.0
Adjustment on Corporate Tax	▲1.8	0.1	-	▲21.2		0.0
Minority Interests (Note 1)	0	▲0	0	0.0		0.0
Net Income after Tax	111.3	90.5	60.0	61.2		63.0

(Note 1) Including returns on investments recognized through sharing method.

(Fig. 2-1) BIS Capital Adequacy Ratio (Domestic Standard)

(Non-Consolidated Basis) (¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Plan	March 2002 Actual	Comment
Paid-in Capital	451.3	451.3	451.3	451.3	
Common	180.9	180.9	180.9	180.9	
Perpetual (non-cumulative)	270.4	270.4	270.4	270.4	
Pereferred Fund Certificate	-	-	-	-	
Capital Surplus	18.6	18.6	18.6	18.6	
Retained Earnings and Others	-	1.4	2.8	2.8	
Evaluation Difference on other securities		-	-	-	
Adjustment on conversion	-	-	92.0	-	
Retained Earning	-	83.0	20.5	135.5	
Others	-	-	-	-	
Tier I Total	469.9	554.2	585.1	608.1	
(Tax Effect)	(-)	(-)	(-)	(21.2)	
Perpetual (Cumulative)	-	-	-	-	
Preferred Fund Certificate	-	-	-	-	
Perpetual Sub Bonds	202.2	147.5	16.8	33.2	
Perpetual Sub Loans	271.6	271.6	206.0	259.6	
Security Income					
Revaluation gain on properties	-	-	-	-	
General Loan Loss Reserve	50.8	44.5	46.9	37.8	
Others	-	-	-	-	
Upper Tier II Total	524.6	463.5	269.6	330.6	
Term Sub Bonds	41.5	41.7	19.3	20.8	
Term Sub Loans	291.0	100.8	18.6	18.6	
Others	-	-	-	-	
Lower Tier II Total	332.5	142.5	37.9	39.4	
Tier II Total	469.9	554.2	307.6	370.0	
Tier III	-	-	-	-	
Deduction	-	-	-	-	
Total Capital	939.7	1,108.5	892.7	978.1	

(¥1 Billion)

Risk Assets	8,129.8	7,118.7	7,500.0	6,044.8	
On-balance	7,406.2	6,464.0	6,800.0	5,347.5	
Off-balance	723.6	654.7	700.0	697.4	
Other					

(%)

Capital Adequacy Ratio	11.55%	15.57%	11.90%	16.18%	
Tier I Ratio	5.77%	7.78%	7.80%	10.05%	

(Fig. 2-2) BIS Capital Adequacy Ratio (Domestic Standard)

(Consolidated Basis) (¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Plan	March 2002 Actual	Comment
Paid-in Capital	451.3	451.3	451.3	451.3	
Common	180.9	180.9	180.9	180.9	
Perpetual (non-cumulative)	270.4	270.4	270.4	270.4	
Pereferred Fund Certificate	-	-	-	-	
Capital Surplus	18.6	18.6	18.6	18.6	
Evaluation Difference on other securities		-	-	-	
Adjustment on conversion		2.5	-	2.8	
Retained Earning	3.7	87.3	118.2	141.6	
Others	0	-	-	-	
Tier I Total	473.6	559.6	588.1	614.3	
(Tax Effect)	(-)	(-)	(-)	(21.2)	
Perpetual (Cumulative)	-	-	-	-	
Preferred Fund Certificate	-	-	-	-	
Perpetual Sub Bonds	202.2	147.5	16.8	33.2	
Perpetual Sub Loans	271.6	271.6	206.0	259.6	
Security Income					
Revaluation gain on properties	-	-	-	-	
General Loan Loss Reserve	48.5	41.2	43.8	36.0	
Others	-	-	-	-	
Upper Tier II Total	522.3	460.2	266.5	328.8	
Term Sub Bonds	41.5	41.7	19.3	20.8	
Term Sub Loans	291.0	100.8	18.6	18.6	
Others	-	-	-	-	
Lower Tier II Total	332.5	142.5	37.9	39.4	
Tier II Total	473.6	559.6	304.5	368.2	
Tier III	-	-	-	-	
Deduction	-	▲0.2	▲0.2	▲0.6	
Total Capital	947.3	1,119.1	892.3	981.9	

(¥1 Billion)

Risk Assets	7,755.6	6,586.0	7,000.0	5,759.3	
On-balance	7,416.2	6,350.1	6,700.0	5,270.2	
Off-balance	339.4	235.9	300.0	489.1	
Other (Note 2)					

(%)

Capital Adequacy Ratio	12.21%	16.99%	12.75%	17.04%	
Tier I Ratio	6.10%	8.49%	8.40%	10.66%	

(Fig. 5-1) Net Profit Trend by Business Division (¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Forecast	March 2002 Actual	Comment	March 2003 Forecast (Note 2)
Interest Income		62.9	51.4	46.7		30.8
Fee Income		7.5	7.0	10.5		5.3
Gross Profits		70.4	58.4	57.2		36.1
Corporate Business Group						
Interst Income		9.0	9.9	10.5		12.7
Fee Income		0.9	0.6	0.8		0.7
Gross Profits		9.9	10.5	11.3		13.4
Individual Banking Group						
Interst Income	21.9	71.9	60.7	57.2		43.5
Fee Income	4.0	8.4	8.8	11.3		6.0
Gross Profits	26.0	80.3	69.5	68.5		49.5
Expenses	38.0	47.4	45.0	45.6		42.3
Profits after Expense Deduction	▲12.0	32.9	24.5	22.9		7.2
Domestic Bankign Group						
Interest Income		0.9	7.2	13.8		26.7
Fee Income		7.5	23.9	19.7		59.8
Gross Profits	▲8.6	8.4	31.1	33.5		86.5
Expenses	7.2	11.6	19.4	18.0		24.6
Profits after Expense Deduction	▲15.8	▲3.2	11.7	15.5		61.9
Financial Engineering Group						
Other Group (Profits after Expense Deduction)	▲19.2	9.1	11.8	19.5		
Grand Total (Profits after Expense Deduction)	▲46.9	38.8	48.0	57.9		69.0

(Note 1)Before deduction of General Loan Loss Reserve

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Fig. 5-2) Net Profit Trend by Business Division (¥1 Billion)
(Consolidated Basis)

	March 2001 Forecast	March 2001 Actual	March 2002 Forecast	March 2002 Actual	Comment	March 2003 Forecast (Note2)
Interest Income		62.9	51.4	46.7		30.8
Fee Income		7.5	7.0	10.5		5.3
Gross Profits		70.4	58.4	57.2		36.1
Corporate Business Group						
Interst Income		9.0	9.9	10.5		12.7
Fee Income		0.9	0.6	0.8		0.7
Gross Profits		9.9	10.5	11.3		13.4
Individual Banking Group						
Interst Income	21.9	71.9	60.7	57.2		43.5
Fee Income	4.0	8.4	8.8	11.3		6.0
Gross Profits	26.0	80.3	69.5	68.5		49.5
Expenses	38.0	47.4	45.0	45.6		42.3
Profits after Expense Deduction	▲12.0	32.9	24.5	22.9		7.2
Domestic Bankign Group						
Interest Income		0.9	7.2	13.8		26.7
Fee Income		7.5	23.9	21.5		65.3
Gross Profits	▲ 8.6	8.4	31.1	35.3		92.0
Expenses	7.2	11.6	19.4	20.6		29.2
Profits after Expense Deduction	▲15.8	▲ 3.2	11.7	14.7		62.8
Financial Engineering Group						
Other Group (Profits after Expense Deduction)	▲15.0	8.8	14.8	21.2		
Grand Total (Profits after Expense Deduction)	▲42.7	38.5	51.0	58.8		70.0

(Note 1)Before deduction of General Loan Loss Reserve

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Fig. 6) Rationalization Plan

	March 2000 Actual	March 2001 Actual	March 2002 Plan	March 002 Actual	Comment
(Number of Directors and Employees)					(# of people)
# of Directors	17	18	19	17	
Directors (( )Part-time)	14 (11)	15(12)	16 (12)	14(11)	
Auditors (( )Part-time)	3 (2)	3(2)	3 (2)	3(2)	
# of Employees(Note)	2,178	2,024	2,150	2,125	

(Note) Total administrative and general affairs employees. Includes full-time secondees to other companies.
Excluding non-regular employees, part-time employees and temporary staff.

(# of Domestic and Overseas Branches)

Domestic Branches (Note 1)	24	24	24	26	*1
Overseas Branches (Note 2)	1	1	1	1	
(Reference) Overseas Subsidiaries (Companies)	1	1	1	1	

(Note 1) Excluding sub-branch offices and agents.
(Note 2) Excluding sub-branch offices and representative offices.
【Difference】
*1 We opened Roppongi and Meguro branches in December 2001.

	March 2000 Actual	March 2001 Actual	March 2002 Plan	March 2002 Actual	Comment
(Personnel Expenses)					
Personnel Expenses (¥1 Million)	25,269	28,576	28,500	28,382	
Wage/Remuneration (¥1 Million)	19,059	14,790	16,000	15,989	
Average Monthly Wage (Note) (¥1000)	482	499	476	476	

(Note) Average Age – 37.0 Years old (as of end of March 2002)

(Director Compensation Bonuses and Retirement Benefits) (¥1 Million)

Director Compensation, Bonuses and Retirement Benefits	187	499	499	449	
Compensation	187	499	499	449	
Bonus	0	0	0	0	
Average Compensation/Bonus	25	91	73	67	
Average Retirement	2	0	0	10	*2

【Difference】
*2 At the time of making the plan, Director retirement benefits were not forecasted under the premise that no directors would retire, but since a certain director retired this time, the amount was posted.

(Non-Personnel Expenses) (¥1 Million)

Non-Personnel Expenses (Including Tax)	35,847	32,915	38,500	37,486	
IT related Expenses	7,873	7,319	9,500	8,705	
Besides	27,974	25,596	29,000	28,781	

(Fig. 7) Subsidiary and Affiliated Companies

(Note1)
(Unit:¥1 Bil. or 1 Mil.) (Unit: ¥1 Mil. Or Thou.)

Name of Companies	Date Founded	President	Main Business	Recent Fiscal Term	Total Assets	Loans Borrowed		Assets		Net Operating Profit (¥Mil.)	Net Income (¥Mil.)	Consolidation or Equity Method
							Shinsei Note 2)		Shinsei			
Shinsei Trust & Banking Co.	Nov. 96	Masahiro Suyama	Trust Business	Mar. 02	57.8	-	-	5.4	5.0	21	▲6	Cons.
Shinsei Information Technology Co., Ltd.	Aug. 83	Osamu Shimamura	Software Development	Mar. 02	0.3	-	-	0.1	0.1	79	11	Cons.
Shinsei Business Services Co., Ltd	Feb. 85	Hideki Aramoto	Business affairs agent and temp. staff	Mar. 02	0.3	-	-	0.18	0.05	42	26	Cons.
Shinsei Real Estate Valuations Services Co., Ltd.	Oct. 92	Tokumatsu Iida	Examine real estate valuation	Mar. 02	0.1	-	-	0.05	0.05	▲6	▲6	Cons.
Shinsei Card Co., Ltd.	Mar. 00	Ryusuke Fukuda	Credit Card	Mar. 02	0.5	0.5	0.5	▲0.12	0.4	▲314	▲314	Cons.
The Chogin Card Co., Ltd.	June. 79	Hideo Yamagishi	Credit Card	Mar. 02	1.3	1.3	1.3	▲0.7	0.13	▲53	▲55	Cons.
Shinsei Securities	Aug. 97	Hiroshi Sasaki	Securities Business	Mar. 02	12.3	2.4	2.4	9.9	10.0	▲11	▲70	Cons.
BM Finance	Jan. 93	Brian Prince	Small Finance, Loan Trading	Mar. 02	24.8	3.5	-	0	-	2,484	123	Cons.
BM Asset Management	Oct. 01	Clark Douglas Graninger	Servicing	Mar. 02	0.8	-	-	0.5	0.5	▲9	▲6	Cons.
YMS One	Mar. 01	Brian Prince	Loan Trading	Mar. 02	40.7	-	-	0.02	-	1,960	15	Cons.
YMS Two	Mar. 01	Brian Prince	Loan Trading	Mar. 02	60.2	31.3	31.3	0.0	-	3,658	▲0	Cons.
YMS Four	Dec. 01	Clark Douglas Graninger	Loan Trading	Mar. 02	0.3	-	-	0.0	-	▲6	▲0	Cons.
YMS Five	Dec. 01	Clark Douglas Graninger	Loan Trading	Mar. 02	112.9	11.3	11.3	0.0		▲0	▲0	Cons.
YMS Six	Dec. 01	Clark Douglas Graninger	Loan Trading	Mar. 02	0	-	-	0		▲0	▲0	Cons.
Daihyaku Life Insurance Co	May 86	Brian Prince	Guarantee biz	Mar. 02	0	-	-	0.04	-	25	25	Cons.
BM Enterprises	Apr. 98	Brian Prince	Trading of Money Claim	Mar. 02	11.2	-	-	0.04	-	3,469	35	Cons.
Hub Asset Funding Limited	May 97	MM	Trading of Money Claim	Dec. 01	10.8	-	-	0	-	0	0	Cons.
Apollo Finance	Feb. 88	Masaru Kataoka	Finance Secured Real Estate	Mar. 02	13.5	12.9		0.2		340	43,991	Cons.
Exion	May 59	Katsumi Nagashima	Finance Secured Real Estate	Mar. 02	2.8	2.1	2.1	0.2		▲91	151,060	Cons.
Dolphin Japan Investment	Sept. 01	Ryuutarou Uchiyama	Management of Trust in Real Estate	Mar. 02	58.8	58.0	58.0	0	-	0	0	Cons.

Shinsei Investment Management	Dec. 01	Jun Daikuhara	Investment Trust	Mar. 02	0.5	-	-	0.5	0.5	▲0	▲0	Cons.
BlueBay Asset Management, ltd.	July. 01	Hugh Willis	Asset Management	Dec. 01	11.5 mil€	-	-	10.79 mil€	6.75 mil€	▲2.72 mil€	▲2.72 mil€	Equity
Chowa Building Co., Ltd.	Aug. 97	Hideki Aramoto	Real Estate Management	Mar. 02	10.1	9.3	9.3	0.32	-	88	58	Cons.
Shinsei Bank Finance N.V.	Mar. 76	Shinya Nagata	Issue long-term bonds, swap booking vehicle	Dec. 01	$ 1,650 million	$ 119 million	$ 1,574 million	$ 63 million	$ 2.1 million	$ 32,980 thou.	$ 31,964 thou	Cons.

(Note 1) Denomination is stated in native as to overseas subsidiaries and affiliated companies("Euro" to BlueBay)
(Note 2) Guarantees were included in overseas borrowing applied for financial institutions.
(Note 3) Chowa Building Co. Ltd. became consolidated subsidiary from Equity Method. in January 2002 due to our purchase of its share.
BlueBay Asset Management Ltd., is the AMS Company in London. We have 25% of Shares.

(Note 4) Comment on Individual Company

Shinsei Card Co., Ltd., Shinsei Securities, BM Asset Management, Shinsei Investment Management, BlueBay Asset Management	Arising from excess cost incurred by start-up of new business.
Shinsei Trust &Banking Co., Ltd.	Arising form the cost incurred by movement of the office.
Shinsei Real Estate Valuations Services Co., Ltd.	Arising from the excess outsourcing cost due to increase of the operation volume.

(Fig. 10) Trend of Loan Balance

(Balance) (¥1 Billion)

		Mar. 2001 Actual (A)	Mar. 2002 Plan (B)	Mar. 2002 Actual (C)	Comment	Mar. 2003 Plan (D)
Domestic Loans	Including Impact Loans	6,046.0	5,305.0	4,884.3		3,850.0
	Excluding Impact Loans	6,000.0	5,265.0	4,846.1		3,820.0
To small & medium sized Corporations (Note 1)	Including Impact Loans	2,253.4	1,870.0	2,165.2		1,696.1
	Excluding Impact Loans	2,246.8	1,865.0	2,159.5		1,691.3
Loans backed by Japan Guarantee Association		-	-	-		-
Loans for Individual (Excluding Enterprise Funds)		48.8	100.0	40.6		57.0
Housing Loans		43.1	85.0	35.7		53.0
Miscellaneous Loans		3,743.8	3,335.0	2,678.5		2,096.9
Overseas Loans		137.6	125.0	127.9		135.0
Total		6,183.6	5,430.0	5,012.2		3,985.0

(Difference(Adjusted base): After consideration of the special factors stated below) (¥1 Billion)

		Mar. 2002 Plan (B) − (A) + (a)	Mar.2002 Actual (C) − (A) + (b)	Comment	Mar.2003 Plan (D) − (C)+(c)
Domestic Loans	Including Impact Loans	▲4.0	▲463.3		15.7
	Excluding Impact Loans	2.0	▲455.5		23.9
To Small & Medium Sized Corporations (Note 1)	Including Impact Loans	16.6	123.5		2.2
	Excluding Impact Loans	18.2	124.4		3.1

(Note 1) Loans to middle-and small-sized companies mean those (including business loans to individuals) extended to companies whose capital or investment is less than 300 million yen (however, 100 million yen for wholesalers and 50 million yen for retailing, food and drink, and service industries), or whose regular employees are less than 300 people (however, 100 people for wholesalers and service industries and 50 people for retailing and food and drink industries).

(Causes to consider in calculating the above adjusted Balance (¥1 Billion, ( )Loans to small and mid-sized companies)

	2001 Plan (Note 7) (a)	2001 Actual (b)	Comment	2002 Plan (c)
Write off of Loans (Note 1)	( )	12.1(12.1)		( )
Assets Sold to CCPC (Note 2)	( )	( )		( )
Liquidation of Assets (Note 3)	120.0 (0)	187.7 (55.2)		300.0 (71.3)
Amount of partial direct write-off (Note 4)	( )	( )		( )
Sale of Assets to RCC (Note 5)	410.0 (270.0)	460.8 (288.5)		500.0 (270.0)
Bulk Sales and others (Note 6)	207.0 (130.0)	16.2 (▲146.5)		250.0 (130.0)
Others (Note7)	( )	21.6 (2.5)		( )
Total	737.0 (400.0)	698.4 (211.7)		1,050.0 (471.3)

(Note 1) Amount of direct write off for reasons of no taxation (Basic Circular of Corporate Income Tax 9-6-1, 9-6-2,9-4-1,9-4-2)

(Note 2) Amount of final disposal relating to debts sold to the Cooperative Credit Purchasing Company Limited

(Note 3) Mainly securitization of normal loans

(Note 4) Amount of partial direct write off implemented for the term

(Note 5) Amount of the sale of debts to agreed banks stipulated under Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System. In cases, however, where the exercise of Cancellation Right under the stipulation of Article 8 of "Stock Transaction Agreement" on assignment by our Bank was conducted, a decrease in the amount of loans associated with the exercise is included in the disposal of bad debts in this table, booked in this column and reflected on the plan and results in the actual figures as mentioned above.

(Note 6) Amount of a bulk sale of bad debts and other disposal of bad loan, etc.

(Note 7) Amount of the granting credits (underwriting private placement bonds, etc) is substantially equal to lending.

(Fig. 12) Status of Risk Management

	Risk Management Dept.	Current Management System	Summary of matters done for improvement in the 1st half of the year
Comprehensive Risk management	. Portfolio and Risk Management Division	. Designing and planning a comprehensive risk management system	. Finished revising policies in obedience to "Risk management Policy" settled in November 2000.
Credit Risk (Including country risk)	. Portfolio and Risk Management Division	. Quantification and monitoring of credit risk . Set guidelines and policies . Internal rating system for debtors	. Revised "Credit Policy" in September 2001. . Settled "Credit Procedure" in January 2002.
	. Credit Planning and Policy Division	. Designing and developing the way and procedure of examination	. Implemented credit rating system for transaction form May 2001.
	. Balance Sheet Credit Division/Corporate Risk Management Division	. Examination and administration of each transaction . Examination and administration of Need Caution Borrowers etc. . Examination and administration of country risk	. Changed the credit authorization system for the purposes of reinforcing credit control on a Group basis and by industry and securing Profitability corresponding to credit standing of customers form May 2001.
	. Financial Engineering Risk Division	. Subsequent check of the approved credit matters . Approval/judgment on the procedure of evaluation, rating and reserves of product of FEG and the individual matters.	. Made standard and guideline of FEG in August 2001.
	. Credit Assessment Division	. Audit and examination of asset self-assessment (Independent from Credit Division)	. Revised standard for examination of asset self-assessment etc from December 2001. . Revised standard for disclosure from March 2002.
Interest Rate (ALM) Risk	. Markets Division . Market Risk Management Division	. Liquidity and debenture operation in banking accounts . General Monitoring of business . Measurement, evaluation, and report of risks . Decide overall risk limits in ALM Committee, President approves and Board of Directors approves. . Grasp risk volume through integrated on and off balance management . Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee" . Markets Division controls all the credit risk of the banking account	. Changed "ALM policy".

Market Risk	• Markets Division • Market Risk Management Division • Financial and Regulatory Accounting Division • Trading and Securities Operations Division	• Trading account operations • Banking account operations • Measurement, Evaluation, Reporting of Risk • Calculate fair values • Trading business back office • Decide overall risk limits in ALM Committee, President approves and Board of Directors approves • Establish position and loss limit for each risk management unit, within total risk limits • Establish fundamental market risk management policies in a " Risk Management Policy and Procedures for Trading Account" • Provide daily reports via e-mail to Directors concerning the status of profitability and volume of risks held • Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	• Set "Risk Management Policy and Procedures for Trading Account" • Put aside reserves for exposures to customers in relation to derivatives based on the total of current exposures and potential exposures that are expected to occur in the future, as in the same manner as on-balance transactions.
Liquidity Risk (Fund Availability Risk)	• Markets Division • Market Risk Management Division	• Fund Transaction • Measurement, Evaluation Reporting of Risk • Independent grasp of fund availability gap by Risk Management Division and Markets Division • Make daily report to directors via e-mail concerning the fund availability gap • Grasp the circumstance and examine policies for future operation on weekly basis and report to "ALM Committee" what was decided on monthly basis by "Market Risk Management Committee"	• Implemented fundraising by CLO • Settled MTN Program. • Raised up the level of liquidity reserve assets.
(Product Liquidity Risk)	• Market Risk Management Division	• Measurement, Evaluation, Reporting on Risk	• Put aside reserves for disposal and reconstructing costs for market-related positions centered at bid and offer costs in the Trading Account.
Operational Risk	• Operations Planning & Administration Division • Portfolio and Risk Management Division	• Establishment of administrative procedures, and pursuit for continuous improvement of the level • Implementation self-inspection (more than once a year) and Report the results • Establish "Handling Procedures for On line Accidents" to respond to large scale accidents	• Established the team across several sections in order to examine the measurement of operational risk.

EDP Risk	• Information Technology Division	• Implement safety measures which conform with FIASCO safety measure standards • Conforming to the above standards, establish the fundamental system risk management policies, "Information System Securities Policies" and "System Development and Maintenance Procedures" • Measurement of the situation of system operating and management of compliance situation by "Control Unit " • Activated Osaka Backup Center for time of disaster	• Enforced development, maintenance, making use of information technology following fundamental policy and customary rules. • Enforced to accept an inspection by external Audit Department. - Established "Control Unit" - Started Measurement & Management of Compliance • Established Osaka Backup Center
	• Inspection Division	• ED Systems Audit Department of the Inspection Division audit as needed • System inspection by the Inspection Division	
Legal and Compliance Risk	• Legal and Compliance Division	• Control and manage legal matters including lawsuit in the Legal and Compliance Division (Legal Department) Give advise to and guide the finance divisions • Legal Department manage the compliance officers appointed in the various divisions, prepare "Code of Ethics" "Compliance Guidelines" and a "Compliance Manual" and distribute these to all employees	• Implemented the training for ①business divisions ②compliance managers • Settled and revised the Procedures ①Settled Compliance Management Procedure ②Revised Compliance Manual
Reputation Risk	• Corporate Communications Division • Legal and Compliance Division	• Implement the release of accurate information concerning the status and strategies of the Bank, using disclosure publications, the Internet or the like and all given opportunities. • Respond to the mass communication in emergency	

(Fig. 13) Asset Details After Implementing Measures of Article 3, Item 2 of the Law

(¥1 Billion)

	March 2001 Actual (Non-Consol.)	March 2001 Actual (Consol.)	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)
Loan in Bankrupt or Reorganized under Legal Proceedings	472.9	472.9	306.6	306.6
Risky Loans	370.1	369.7	440.1	438.9
Loans Requiring Special Supervision	453.0	453.1	367.0	367.6
Normal	5,513.5	5,517.5	4,452.0	4,173.0

<<Status of Reserves>>

(¥1 Billion)

	March 2001 Actual (Non-Consol.)	March 2001 Actual (Consol.)	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)
General Reserves	220.5	220.7	192.4	191.8
Loan Loss Specific Reserves	343.5	342.9	179.0	178.1
Country Reserves	0.3	0.3	0.2	0.2
Reserves for Possible Loan Losses Total	564.3	563.9	371.5	370.0
Reserves for Losses from Sale of Loans	-	-	-	-
Reserves for Disposition of Specific Assets	-	-	-	-
Sub-Total	564.3	563.9	371.5	370.0
Specially Reserved				
Provision for Write-Off				
Sub-Total				
Total	564.3	563.9	371.5	370.0

(Fig. 14) Information on Risk Monitored Loan (Note)

(¥1 Billion, %)

	March 2001 Actual (Non-Consol.)	March 2001 Actual (Consol.)	March 2002 Actual (Non-Consol.)	March 2002 Actual (Consol.)
Loans under Bankruptcy (A)	358.7	358.7	200.7	200.7
Part Direct Depreciation	-	-	-	-
Past-due Loans (B)	403.3	402.9	476.4	475.2
Past-due Loans (90 days or more, accrual) (C)	12.9	12.9	93.1	93.6
Restructured Loans (D)	440.1	440.3	273.9	274.0
①Loans with Reduced or Deleted Interest Payments	38.6	38.6	10.2	10.2
②Loans with Postponed Interest Payments	0	0	-	-
③Loans against Parties to which Managerial Support is Given	-	-	-	-
④Loans with Postponed Principal Payments	401.3	401.4	263.7	263.9
⑤Miscellaneous	0.2	0.2	-	-
Total (E) = (A)+ (B) + (C) + (D)	1,214.9	1,214.6	1,044.1	1,043.5
Ratio (E) / Total Loans	19.6%	19.6%	20.8%	21.7%

(Note) The above data is based on the definition of "Disclosure of [Data of Risk Monitored Loan] in Securities Report" prepared by Japanese Bankers Association. (As of March 24, 1998, No 43, 1998 *Chou-chou*).
"Restructured Loans" that fall under several items were placed under most suitable item ①~⑤.

(Fig. 15) Status of Disposition of Non-Performing Loans

(Non-Consolidated) (¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Actual	Comment	March 2003 Forecast (Note 2)
Bad Loan Disposition Loans (A)	1,043.6	33.8	28.9		6.0
Specific Reserves for Bad Loans	196.7	33.7	28.8		
Bad Loans Written Off and others(C)	-	0.1	0.3		
Bad Loans Written Off	0.9	0	0.2		
Losses on Debt Transfer to CCPC	-	-	-		
Losses on Asset Transfer to RCC (Note 1)	811.3	-	-		
Miscellaneous	23.9	0.1	0.2		
Losses on Debt Forgiveness	-	-	-		
Provision for losses on Debt Close Out	-	-	-		
Provision for Specific Debtor Support	-	-	-		
Others	10.8	-	-		
Provision for Overseas Specific Debtor	-	▲0.1	▲ 0.2		
General Loan Loss Reserves (B)	▲ 96.2	▲ 39.7	▲26.2		0.0
Total (A)+(B)	947.4	▲ 5.9	2.8		6.0

<Reference>

Direct Depreciation and others due to Reserve for Bad Loans for Purpose (D)		292.3	194.9		110.0
Gross Direct Depreciation (C)+(D)		292.4	195.2		110.0

(Note 1) Unrealized loss on debts for banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Consolidated) (¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Actual	Comment	March 2003 Forecast (Note 2)
Bad Loan Disposition Loans (A)	1,043.1	33.7	28.1		6.0
Specific Reserves for Bad Loans	196.1	33.6	27.9		
Bad Loans Written Off and others(C)	836.1	0.1	0.3		
Bad Loans Written Off	0.9	0	0.2		
Losses on Debt Transfer to CCPC	-	-	-		
Losses on Asset Transfer to RCC (Note 1)	811.3	-	-		
Miscellaneous	23.9	0.1	0.2		
Losses on Debt Forgiveness	-	-	-		
Provision for losses on Debt Close Out	-	-	-		
Provision for Specific Debtor Support	-	-	-		
Others	10.8	-	-		
Provision for Overseas Specific Debtor	-	▲0.1	▲0.2		
General Loan Loss Reserves (B)	▲ 93.0	▲ 39.6	▲27.0		0.0
Total (A)+(B)	950.0	▲ 5.9	1.1		6.0

<Reference>

Direct Depreciation and others due to Reserve for Bad Loans for Purpose (D)		292.3	194.9		110.0
Gross Direct Depreciation (C)+(D)		292.4	195.2		110.0

(Note 1) Unrealized loss on debts for banks with agreement stipulated in Article 53 of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System

(Note 2) Projections in March 2003 were those forecasted at this point of time.

(Fig. 16) Financial Resources for Bad Loan Write Off

(¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Actual	Comment	March 2003 Forecast (Note)
Gross Business Profits (Prior to Deducting General Reserves for Bad Loans)	▲ 46.9	38.8	57.9	*	69.0
Profits and Losses Related to bonds such as JGB	▲ 1.3	▲ 1.9	▲3.1		0.0
Profits and Losses from Stocks	338.5	56.7	▲5.5		0.0
Profits and Losses from Disposition of Real Estate	0.4	▲ 6.4	1.2		0.0
Retained Profits	-	-	-		-
Miscellaneous	655.4	-	-		-
Total	947.4	89.1	53.6		69.0

* Including loan trading profit etc.

(Consolidated Basis)

(¥1 Billion)

	March 2000 Actual	March 2001 Actual	March 2002 Actual	Comment	March 2003 Forecast (Note)
Gross Business Profits (Prior to Deducting General Reserves for Bad Loans)	▲ 46.9	38.8	58.8	*	70.0
Profits and Losses Related to bonds such as JGB	0.0	▲ 1.9	▲3.1		0.0
Profits and Losses from Stocks	338.5	56.6	▲5.3		0.0
Profits and Losses from Disposition of Real Estate	0.4	▲ 6.4	1.1		0.0
Retained Profits	-	-	-		-
Miscellaneous	658.0	-	-		-
Total	950.0	89.0	54.6		70.0

* Including loan trading profit etc.

(Note) Projections in March 2003 were those forecasted at this point of time.

(Fig. 17) Bankrupt Customers in Current Year

(Number of Cases, ¥1 Billion)

Internal Rating	1 Period prior to Bankruptcy		Half Period prior to Bankruptcy	
	Number of Cases	Amount	Number of Cases	Amount
3B	1	12.0	-	-
5A	-	-	1	12.0
5B	2	3.8	-	-
5C	1	1.5	1	0.3
6A	2	2.5	3	3.9
6B	3	1.7	2	3.8
6C	1	2.6	-	-
9A	10	127.6	6	3.0
9B	6	33.7	5	141.4
9C	11	21.8	19	42.7
9D	1	0.2	1	0.2

(Note) Credit Amount basis. Excluding cases with petty credit amount (below 50 million yen).

(Reference) Asset Details after Implementing Measures of Article 3, Item 2 of the Revitalization Law

(¥1 Billion)

	March 2002 Actual
Loans in Bankrupt or Reorganized under Legal Proceedings	306.6
Risky Loans	440.1
Loans Requiring Special Supervision	367.0
Normal	4,452.0
Total	5,565.7

(Fig. 18-1) Summary of Unrealized Gains and Losses (As of March 2002, Non-Consolidated)

Securities (¥1 Billion)

			Balance	Appraisal	Appraised Gain	Appraised Loss
For Purpose to Held-to-maturity	Securities					
		Bonds				
		Stocks	-	-	-	-
		Miscellaneous				
	Money Trust					
Subsidiaries	Securities		17.1	-	-	-
		Bonds	-	-	-	-
		Stocks	16.1	-	-	-
		Miscellaneous	1.0	-	-	-
	Money Trust		-	-	-	-
Miscellaneous	Securities		1,476.0	9.3	15.6	6.3
		Bonds	988.1	1.5	1.7	0.2
		Stocks	4.0	▲0.0	0	▲0.0
		Miscellaneous	483.9	7.8	13.9	6.1
	Money Trust		3.1	-	-	-

Miscellaneous

	Balance Sheet Value	Market Value	Appraisal	Appraised Gain	Appraised Loss
Real Estate for Business (Note 1)	0.4	1.6	1.2	1.2	-
Other Real Estate	-	-	-	-	-
Other Real Estate (Note2)	-	-	▲13.3	35.8	49.1

(Note 1) We have not revaluated Real Estate based on the "Law Regarding Real Estate Revaluation".

(Note2) Deferred profit and loss on derivative transactions for the purpose of hedging were stated at Appraised Profit and Loss of the Other Real Estate item.

(Fig. 18-2) Summary of Unrealized Gains and Losses (As of March 2002, Consolidated)

Securities

(¥1 Billion)

		Balance	Appraisal	Appraised Gain	Appraised Loss
For Purpose to Held-to-maturity	Securities	0	0	0	-
	Bonds	0	0	0	-
	Stocks	-	-	-	-
	Miscellaneous	-	-	-	-
	Money Trust	82.9	-	-	-
Subsidiaries	Securities	0.6	-	-	-
	Bonds	-	-	-	-
	Stocks	0.6	-	-	-
	Miscellaneous	-	-	-	-
	Money Trust	-	-	-	-
Miscellaneous	Securities	1,461.6	9.4	15.6	6.3
	Bonds	988.0	1.5	1.7	0.2
	Stocks	4.0	▲0.0	0	0.0
	Miscellaneous	469.6	7.8	13.9	6.1
	Money Trust	2.1	-	-	-

Miscellaneous

	Balance Sheet Value	Market Value	Appraisal	Appraised Gain	Appraised Loss
Real Estate for Business (Note 1)	39.5	40.6	1.2	1.2	-
Other Real Estate	-	-	-	-	-
Other Real Estate (Note2)	-	-	▲13.3	35.8	49.1

(Note 1) Based on the "Law Regarding Real Estate Revaluation ", we have not revaluated Real Estate.

(Note 2) Deferred profit and loss on derivative transactions for the purpose of hedging are stated at Appraised Profit and Loss of the Other Real Estate item.

(Fig. 19) Summary of Off Balance Transactions

(¥1 Billion)

	Contracted Amount / Notional Amount			Amount Equal to Credit Risk (Amount of Credit)		
	Mar.31, 2001	Sept.30, 2001	Mar. 31, 2002	Mar.31, 2001	Sept.30, 2001	Mar. 31, 2002
Financial Future Transactions	76.3	126.0	569.9	-	-	-
Interest Swaps	13,006.8	10,515.3	9,337.9	329.4	298.0	233.6
Currency Swaps	1,357.3	1,177.2	1,046.5	142.2	98.9	94.7
Futures Foreign Exchange Transactions	602.9	664.2	389.9	24.1	23.2	13.5
Interest Option Purchase	256.8	249.4	228.7	3.1	2.4	2.4
Currency Option Purchase	15.2	41.3	89.4	0.3	2.1	3.9
Misc. Financial Derivatives	363.1	343.1	365.5	-	2.1	-
Effect of Reduction due to Master Netting Agreement	-	-	-	▲ 192.3	▲148.5	▲108.0
Total	15,678.8	13,116.8	12,027.9	306.9	278.5	240.0

(Note) Transactions on the exchanges and those on original agreement within two weeks were added to numbers based on BIS Capital Adequacy Ratio.

(Fig. 20) Loan Portfolio by Credit Risk and Credit Cost (as of March 31, 2002)

(¥1 Billion)

	Customers with Credit Rating with BBB / Baa or above	Customers with Credit Rating Less Than BBB / Baa	Others (Note)	Total
Amount Equal to Credit Risk (Credit Exposure)	177.2	62.8	-	240.0
Credit Cost	103.8	39.4	-	143.2
Credit Risk Volume	73.4	23.5	-	96.8

(Note) Individual transactions (foreign currency-denominated time deposit), the impact loan related transactions of those that have no rating.

EXHIBIT B-7

Exhibit B-7

(English Summary)

Shinsei Bank, Limited

Explanatory materials and summary relating to the brief statement of interim financial results dated September 30, 2003

1. Yield/Rate on Assets and Liabilities (Non-Consolidated)

	Six months ended September 30, 2003 (a)	**Change (a)-(b)**	**Six months ended September 30, 2002 (b)**
(1) Interest earning assets (A)	1.65%	(0.16)%	1.81%
Loans	1.98%	(0.23)%	2.21%
Securities	0.84%	(0.24)%	1.08%
(2) Interest bearing liabilities (B)	1.91%	0.19%	1.72%
Debentures	0.60%	(0.30)%	0.90%
Deposits & NCDs	0.43%	0.06%	0.37%
(3) Gross spread (A)-(B)	(0.26)%	(0.35)%	0.09%

2. Unrealized Gains on Securities (before taxes)

A. Non-Consolidated

	As of September 30, 2003		
	Unrealized gains (net)	**Gains**	**Losses**
		(millions of yen)	
Bonds	¥ (4,555)	¥ 675	¥ 5,231
Equities	176	226	49
Other	15,495	18,712	3,216
Total	11,116	19,614	8,497

B. Consolidated

	As of September 30, 2003		
	Unrealized gains (net)	**Gains**	**Losses**
		(millions of yen)	
Bonds	¥ (4,492)	¥ 746	¥ 5,239
Equities	176	226	49
Other	15,468	18,712	3,243
Total	11,152	19,685	8,532

3. Retirement Benefit Plan Related Data

A. Retirement Benefit Plan Funded Status (Non-Consolidated)

	Six months ended September 30, 2003
	(millions of yen)
Projected benefit obligation (A)[1]	¥ 52,190
Fair value of plan assets (B)	44,845
Prepaid pension cost (C)	(9,084)
Unrecognized prior service cost (D)	(4,386)
Unrecognized net actuarial losses (E)	8,888
Other (amount of non-disposed losses upon change of accounting principles, etc.) (F)	6,962
Reserve for Retirement Benefits (A-B-C-D-E-F)	4,966

Note:
(1) Calculated using a discount rate of 2.2%.

B. Retirement Benefit Cost (Non-Consolidated)

	Six months ended September 30, 2003
	(millions of yen)
Retirement Benefit Cost[1]	¥ 2,459
Service cost	1,367
Interest cost	566
Expected return on plan assets	487
Amortization of prior service cost	(159)
Amortization of net actuarial losses	469
Other (disposal of losses upon change of accounting principles, etc.)	702

Note:
(1) Total retirement benefit cost on a consolidated basis was ¥2,476 million.

4. Disclosures Based on Financial Revitalization Law (Non-Consolidated)

		Coverage Amounts As of September 30, 2003			
	Amount of claims	Loan loss reserves (A)	Collateral and guarantees (B)	Total (A+B)	Coverage ratio
	(millions of yen and percentages)				
Claims against bankrupt and quasi-bankrupt obligors	¥ 14,611	¥ 3,176	¥ 11,435	¥ 14,611	100.0%
Doubtful claims	94,467	55,672	38,016	93,689	99.2
Substandard claims	45,165	17,983	25,795	43,778	96.9
Total	154,244	76,833	75,246	152,079	98.6

5. Exposures in Specified Countries (Non-Consolidated)

	As of September 30, 2003	Change from March 31, 2003	Change from September 30, 2002	As of March 31, 2003	As of September 30, 2002
		(mllions of yen, number of countries)			
Total exposure	¥ 210	¥ (92)	¥(142)	¥ 302	¥ 352
Indonesia	137	(81)	(129)	218	266
Russia	68	(10)	(12)	78	80
Number of specified countries	4	0	0	4	4

6. Problem Claims

A. Losses on Disposals

(1) Non-consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
September 30, 2002	¥ (76.0)	¥ 73.4	¥ (2.6)
March 31, 2003	(70.9)	60.9	(10.0)
September 30, 2003	(6.1)	(0.4)	(6.5)

(2) Consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
September 30, 2002	¥ (76.0)	¥ 74.3	¥ (1.7)
March 31, 2003	(69.4)	60.8	(8.6)
September 30, 2003	(6.6)	(0.6)	(7.2)

B. Final Disposal of Claims and New Claims

	Final disposal of problem claims			
As of	Write-off (A)	Sale, etc. (B)	Forgiveness (C)	Total (A+B+C)
		(billions of yen)		
September 30, 2002	¥ 0.3	¥ 282.7	—	¥ 283.1
September 30, 2003	6.6	60.6	¥ 5.6	72.8

(a) Balance of claims classified below "doubtful"

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
September 30, 2002	¥ 274.7	¥ 332.5	¥ 607.2
March 31, 2003[1]	35.7	99.0	134.8
September 30, 2003[2]	14.6	94.5	109.1
Claims newly added from April 1, 2003 to September 30, 2003	0.3	20.5	20.8
Claims removed from April 1, 2003 to September 30, 2003	(23.7)	(22.8)	(46.5)
Claims migrating between classifications from April 1, 2003 to September 30, 2003	2.3	(2.3)	—
Net change from April 1, 2003 to September 30, 2003	(21.1)	(4.6)	(25.7)

Notes:
(1) The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2003 includes ¥15.3 of claims not appearing on the balance sheet as a result of off-balance arrangements.
(2) The balance of claims against bankrupt and quasi-bankrupt obligors and doubtful claims as of September 30, 2003 includes ¥10.9 billion and ¥1.1 billion, respectively, of claims not appearing on the balance sheet as a result of off-balance arrangements.

(b) Details of Arrangements to Remove Claims from the Balance Sheet

	Disposal by liquidation (A)	Disposal by obligor(B)	Disposal by improvement in conditions accompanying obligor Revitalization (C)	Securitization	
				Total (D)	Sale to RCC
			(billions of yen)		
Year ended March 31, 2003	¥ (15.8)	¥ (122.8)	—	¥ (410.8)	—
Six months ended September 30, 2003	(0.0)	(0.1)	—	(35.5)	—

	Write-off (E)	Other			Total (sum of A through F)
		Other total (F)	Collection & repayment	Business improvement	
			(billions of yen)		
Year ended March 31, 2003	¥ (15.2)	¥ (94.0)	¥ (90.6)	¥ (3.4)	¥ (658.7)
Six months ended September 30, 2003	(1.0)	(9.8)	(9.7)	(0.1)	(46.5)

C. Financial Support: In the six months ended September 30, 2003, we conducted one debt-equity swap for ¥4.7 billion and forgave debt to one debtor for ¥5.6 billion.

D. Reserve Ratio

	As of September 30, 2003	As of March 31, 2003	As of September 30, 2002
(i) Legally or Virtually Bankrupt Obligor (out of unsecured portion of claims)	100.00%	100.00%	100.00%
(ii) Possibly Bankrupt Obligors (out of unsecured portion of claims)	99.07%	96.52%	70.00%
(iii) Substandard Obligors (out of total claims)	33.85%	35.40%	37.92%
(out of unsecured portion of claims)	86.85%	78.97%	45.14%
(iv) Caution Obligors (except for Substandard Obligors) (out of total claims)	12.34%	12.57%	6.55%
(out of unsecured portion of claims)	25.68%	47.52%	10.77%
(v) Normal Obligors (out of total claims)	1.02%	0.83%	0.82%

E. Reserve by Discounted Cash Flow Method

Since the fiscal year ended March 31, 2003, we have established reserves for loan losses using the DCF method to 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

7. Basis for Computation of Deferred Tax Assets

The bank had ¥870 billion in tax loss carry-forwards as of September 30, 2003 because of the intense disposal of problem claims it conducted during its temporary nationalization. We continue to calculate deferred tax assets based upon our estimate of our taxable income for the next year.

A. Expected taxable income, before adjustments, for the upcoming year

We computed the estimate based on the sum of:

- Second half of fiscal 2003: projection for fiscal 2003 minus actual results of the first half of fiscal 2003
- First half of fiscal 2004: one half of the estimate in the Plan for Restoring Sound Management for fiscal 2004.

	(billions of yen)
Net Business Profit (*jisshitsu gyomu jun-eki*)	¥ 67.2
Net Profit Before Tax	¥ 65.2
Taxable Income Before Adjustment (A)	¥ 65.3

Note:
Taxable income, before adjustments, for the past five years (billions of yen)

March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003
¥(783.1)	¥ 103.5	¥ 90.7	¥ 39.9	¥ 51.9

B. Net amount of deferred tax assets as of September 30, 2003 in millions of yen (non-consolidated):

Deferred tax assets based on expected taxable income before adjustments (A):	¥ 27,543
Deferred tax liabilities (net unrealized gains on securities available-for-sale)	¥ 4,501
Deferred tax assets on balance sheet	¥ 23,041

C. Ratio of Deferred Tax Assets to Tier 1 Capital (billions of yen)

	As of March 31, 2002	As of March 31, 2003	As of September 30, 2003
(i) Deferred Tax Assets (before deducting liabilities)	¥ 21.2	¥ 28.6	¥ 27.5
(ii) Deferred Tax Liabilities	¥ 3.6	¥ 10.3	¥ 4.5
(iii) Deferred Tax Assets on Balance Sheet ((i)-(ii))	¥ 17.6	¥ 18.3	¥ 23.0
(iv) Tier 1 Capital	¥ 614.3	¥ 659.9	¥ 691.3
(i)/(iv)	3.5%	4.3%	4.0%
(iii)/(iv)	2.9%	2.8%	3.3%

In addition to the above, the Press Release dated November 28, 2003 found at Exhibit A-17 contains other detailed information included in these documents. These documents also contain data on such matters as derivatives, residential mortgages, loans to small- and medium-sized enterprises, dividends paid to the Japanese government and investments between Shinsei Bank and life insurance companies.

EXHIBIT B-8

Exhibit B-8

(English Summary)

Shinsei Bank, Limited

Explanatory materials and summary relating to the brief statement of financial results dated March 31, 2003

1. Yield/Rate on Assets and Liabilities (Non-Consolidated)

	Year ended March 31, 2003 (a)	Change (a)-(b)	Year ended March 31, 2002 (b)
(1) Interest earning assets (A)	1.77%	(0.22)%	1.99%
Loans	2.19%	0.08%	2.11%
Securities	1.07%	(0.40)%	1.47%
(2) Interest bearing liabilities (B)	1.73%	(0.16)%	1.89%
Debentures	0.84%	(0.26)%	1.10%
Deposits & NCDs	0.38%	0.08%	0.30%
(3) Gross spread (A)-(B)	0.04%	(0.06)%	0.10%

2. Unrealized Gains on Securities (before taxes)

A. Non-Consolidated

	As of March 31, 2003		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 11,332	¥ 11,707	¥ 374
Equities	(209)	0	210
Other	12,387	21,574	9,186
Total	23,510	33,281	9,770

B. Consolidated

	As of March 31, 2003		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 11,412	¥ 11,732	¥ 319
Equities	(209)	0	210
Other	12,387	21,574	9,186
Total	23,590	33,306	9,715

3. Problem Claims

A. Losses on Disposals

(1) Non-consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
March 31, 2002	¥ (26.1)	¥ 28.9	¥ 2.7
March 31, 2003	(70.9)	60.9	(10.0)
September 30, 2002	(76.0)	73.4	(2.6)

(2) Consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
March 31, 2002	¥ (27.0)	¥ 28.0	¥ 1.0
March 31, 2003	(69.4)	60.8	(8.6)
September 30, 2002	(76.0)	74.3	(1.7)

B. Final Disposal of Claims and New Claims

(1) Outline

As of	Balance of newly added problem claims (claims against possibly bankrupt obligors or worse, disclosure-basis)
	(billions of yen)
March 31, 2002	¥ 427.5
March 31, 2003	¥ 46.8

As of	Final disposal of problem claims			
	Write-off (A)	Sale, etc. (B)	Forgiveness (c)	Total (A+B+C)
		(billions of yen)		
March 31, 2002	¥ 12.2	¥ 529.4	—	¥ 541.6
March 31, 2003	35.2	629.6	—	664.8

(2) Balance of Claims

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
March 31, 2002	¥ 306.6	¥ 440.1	¥ 746.6
March 31, 2003[1]	35.7	99.0	134.8
Claims newly added from April 1, 2002 to March 31, 2003	1.4	45.4	46.8

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
Claims removed from April 1, 2002 to March 31, 2003	(297.2)	(361.5)	(658.7)
Claims migrating between classifications from April 1, 2002 to March 31, 2003	25.0	(25.0)	—
Net change from April 1, 2002 to March 31, 2003	(270.8)	(341.0)	(611.9)

Note:

(1) The balance of claims against bankrupt and quasi-bankrupt obligors as of March 31, 2003 includes ¥15.3 of claims not appearing on the balance sheet as a result of off-balance arrangements.

C. Balance (comparison with the interim period end)

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
September 30, 2002	¥ 274.7	¥ 332.5	¥ 607.2
Claims newly added from October 1, 2002 to March 31, 2003	0.4	22.6	23.0
Claims removed from October 1, 2002 to March 31, 2003	(261.9)	(233.5)	(495.4)
Claims migrating between classifications from October 1, 2002 to March 31, 2003	22.6	(22.6)	—
Net change from October 1, 2002 to March 31, 2003	(239.0)	(233.5)	(472.4)

D. Details of Arrangements to Remove Claims from the Balance Sheet

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total(D)	Sale to RCC
			(billions of yen)		
Results of the fiscal year ended March 31, 2003	¥ (15.8)	¥(122.8)	—	¥(410.8)	—
Results of the six months ended September 30, 2002	—	(34.0)	—	(171.8)	—

	Write-off (E)	Other: Other total (F)	Other: Collection & repayment	Other: Business improvement	Total (sum of A through F)
			(billions of yen)		
Results of the fiscal year ended March 31, 2003	¥ (15.2)	¥ (94.0)	¥ (90.6)	¥ (3.4)	¥(658.7)
Results of the six months ended September 30, 2002	—	(46.2)	(45.6)	(0.6)	(252.1)

E. Financial Support

Not applicable in this fiscal year.

F. Reserve Ratio

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2002
(i) Legally or Virtually Bankrupt Obligor (out of unsecured portion of claims	100.00%	100.00%	100.00%
(ii) Possibly Bankrupt Obligors (out of unsecured portion of claims)	96.52%	70.00%	70.00%
(iii) Substandard Obligors (out of total claims)	35.40%	37.92%	39.38%
(out of unsecured portion of claims)	78.97%	45.14%	54.60%
(iv) Caution Obligors (except for Substand-ard Obligors) (out of total claims)	12.57%	6.55%	6.61%
(out of unsecured portion of claims)	47.52%	10.77%	13.54%
(v) Normal Obligors (out of total claims)	0.83%	0.82%	0.82%

G. Reserve by Discounted Cash Flow Method

Since this fiscal year, we have established reserves for loan losses using the DCF method to 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

Average reserve ratio for unsecured claims is 80.12% for claims against supervision and 99.14% for those against possibly bankrupt obligors.

Reserves increased by ¥18.9 billion as a result of applying the DCF method.

In addition to the above, the Press Release dated May 26, 2003 and found at Exhibit A-29 and Annual Report for the year ended March 31, 2003 found at Exhibit A-1 contain other

detailed information included in these documents. These documents also contain data on such matters as derivatives, residential mortgages, loans to small- and medium-sized enterprises, dividends paid to the Japanese government and investments between Shinsei Bank and life insurance companies.

EXHIBIT B-9

Exhibit B-9

(English Summary)

Shinsei Bank, Limited

Explanatory materials and summary relating to the brief statement of interim financial results dated September 30, 2002

1. Yield/Rate on Assets and Liabilities (Non-Consolidated)

	Six months ended September 30, 2002 (a)	Change (a)-(b)	Six months ended September 30, 2001 (b)
(1) Interest earning assets (A)	1.81%	(0.16)%	1.97%
Loans	2.21%	—	2.21%
Securities	1.08%	0.10%	0.98%
(2) Interest bearing liabilities (B)	1.72%	(0.20)%	1.92%
Debentures	0.90%	(0.32)%	1.22%
Deposits & NCDs	0.37%	0.05%	0.32%
(3) Gross spread (A)-(B)	0.09%	0.04%	0.05%

2. Unrealized Gains on Securities (before taxes)

A. Non-Consolidated

	As of September 30, 2002		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 9,688	¥ 10,059	¥ 371
Equities	(453)	78	531
Other	12,178	27,357	15,179
Total	21,413	37,495	16,082

B. Consolidated

	As of September 30, 2003		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 9,688	¥ 10,059	¥ 371
Equities	(453)	78	531
Other	12,178	27,357	15,179
Total	21,413	37,495	16,082

3. Retirement Benefit Plan Related Data

A. Retirement Benefit Plan Funded Status (Non-Consolidated)

	Six months ended September 30, 2002
	(millions of yen)
Projected benefit obligation (A)[1]	¥ 53,517
Fair value of plan assets (B)	23,052
Prepaid pension cost (C)	—
Unrecognized prior service cost (D)	(1,286)
Unrecognized net actuarial losses (E)	3,752
Other (amount of non-disposed losses upon change of accounting principles, etc.) (F)	7,567
Reserve for Retirement Benefits (A-B-C-D-E-F)	20,432

Note:
(1) Calculated using a discount rate of 2.8%.

B. Retirement Benefit Cost (Non-Consolidated)

	Six months ended September 30, 2002
	(millions of yen)
Retirement Benefit Cost[1]	¥ 2,470
Service cost	1,172
Interest cost	1,106
Expected return on plan assets	625
Amortization of prior service cost	(45)
Amortization of net actuarial losses	291
Other (disposal of losses upon change of accounting principles, etc.)	569

Note:
(1) Total retirement benefit cost on a consolidated basis was ¥2,472 million.

4. Problem Claims

A. Losses on Disposals

(1) Non-consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
March 31, 2001	¥ (39.6)	¥ 33.7	¥ (5.9)
March 31, 2002	(26.1)	28.9	2.7
September 30, 2000	(86.9)	88.8	1.8
September 30, 2001	0.8	0.8	1.6
September 30, 2002	(76.0)	73.4	(2.6)

B. Consolidated

As of	Net provision of general reserves for loan losses	Disposal of problem claims	Total credit costs
		(billions of yen)	
March 31, 2001	¥ (39.5)	¥ 33.6	¥ (5.9)
March 31, 2002	(27.0)	28.0	1.0
September 30, 2000	(86.9)	88.7	1.8
September 30, 2001	0.1	0.4	0.6
September 30, 2002	(76.0)	74.3	(1.7)

C. Final Disposal of New Claims and New Claims

(1) Outline

As of	Balance of newly added problem claims (claims against possibly bankrupt obligors or worse, disclosure-basis)
	(billions of yen)
September 30, 2001	¥ 142.8
September 30, 2002	¥ 78.9

As of	Final disposal of problem claims			
	Write-off (A)	Sale, etc. (B)	Forgiveness (c)	Total (A+B+C)
		(billions of yen)		
September 30, 2001	¥ 7.1	¥ 345.9	—	¥ 353.0
September 30, 2002	0.3	282.7	—	283.1

(2) Balance of Claims

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
March 31, 2001	¥ 472.9	¥ 370.1	¥ 843.0
September 30, 2001	226.5	375.5	602.0
March 31, 2002	306.6	440.1	¥ 746.6
September 30, 2002	274.7	332.5	607.2
Claims newly added from April 1, 2002 to September 30, 2002	2.2	76.7	78.9
Claims removed from April 1, 2002 to September 30, 2002	(80.5)	(137.8)	(218.4)
Claims migrating between classifications from April 1, 2002 to September 30, 2002	46.4	(46.4)	—
Net change from April 1, 2002 to September 30, 2002	(31.8)	(107.5)	(139.4)
Claims newly added from October 1, 2001 to September 30, 2002	168.9	168.5	337.5
Claims removed from October 1, 2001 to September 30, 2002	(129.7)	(202.5)	(332.3)

	Claims against bankrupt and quasi-bankrupt obligors (A)	Doubtful claims (B)	Total (A+B)
		(billions of yen)	
Claims migrating between classifications from October 1, 2001 to September 30, 2002............	9.0	(9.0)	—
Net change from October 1, 2001 to September 30, 2002....................	48.2	(43.0)	5.1

D. Details of Arrangements to Remove Claims from the Balance Sheet (not including those under the procedures of the Civil Rehabilitation Law, etc.)

	Disposal by liquidation (A)	Disposal by obligor revitalization (B)	Disposal by improvement in conditions accompanying obligor revitalization (C)	Securitization	
				Total(D)	Sale to RCC
			(billions of yen)		
Results of the six months ended September 30, 2001	¥ (6.9)	¥ (0.2)	¥ (10.8)	¥(341.3)	—
Results of the six months ended September 30, 2002	—	(0.3)	0.0	(171.8)	—

	Write-off (E)	Other			Total (sum of A through F)
		Other total (F)	Collection & repayment	Business improvement	
			(billions of yen)		
Results of the six months ended September 30, 2001	—	¥ (25.3)	¥ (25.2)	¥ (0.1)	¥(384.8)
Results of the six months ended September 30, 2002	—	(46.2)	(46.2)	0.0	(218.4)

E. Financial Support

Not applicable in this fiscal year.

F. Reserve Ratio

	As of September 30, 2002	As of March 31, 2002
(i) Legally or Virtually Bankrupt Obligors	(out of unsecured portion of claims) 100.00%	(out of unsecured portion of claims) 100.00%

(ii) Possibly Bankrupt Obligors	(out of unsecured portion of claims) 70.00%	(out of unsecured portion of claims) 70.00%
(iii) Substandard Obligors	(out of total claims) 37.92%	(out of total claims) 39.38%
(iv) Caution Obligors (except for Substandard Obligors)	(out of total claims) 6.55%	(out of total claims) 6.61%
(v) Normal Obligors	(out of total claims) 0.82%	(out of total claims) 0.82%

5. Migration Between Classifications of Obligors

(upper row: amount (billions of yen))
(lower row: number of companies)

March 31, 2002	September 30, 2002					
	To Normal	To Caution	To Sub-standard	To Possibly Bankrupt	To Virtually Bankrupt	To Legally Bankrupt
From Normal		41.7	2.8	—	—	1.1
		46	5	—	—	3
From Caution	11.4		62.7	72.3	0.0	0.5
	8		35	26	1	2
From Substandard	—	1.9		4.3	0.1	0.4
	—	4		6	2	1
From Possibly Bankrupt	—	0.5	—		6.5	39.9
	—	1	—		8	5
From Virtually Bankrupt	—	—	0.0	—		0.0
	—	—	1	—		2
From Legally Bankrupt	—	—	—	—	—	
	—	—	—	—	—	

In addition to the above, the Press Release dated November 26, 2002 and found at Exhibit A-48 and Interim Report for the six months ended September 30, 2002 found at Exhibit A-2 contain other detailed information included in these documents. These documents also contain data on such matters as derivatives, residential mortgages, loans to small- and medium-sized enterprises, dividends paid to the Japanese government and investments between Shinsei Bank and life insurance companies.

EXHIBIT B-10

Exhibit B-10

(English Summary)

Shinsei Bank, Limited

Explanatory materials relating to the brief statement of financial results dated March 31, 2002

1. Yield/Rate on Assets and Liabilities (Non-Consolidated)

	Year ended March 31, 2002 (a)	Change (a)-(b)	Year ended March 31, 2001 (b)
(1) Interest earning assets (A)	1.99%	0.09%	1.90%
Loans	2.11%	(0.18) %	2.29%
Securities	1.47%	0.69%	0.78%
(2) Interest bearing liabilities (B)	1.89%	0.01%	1.88%
Debentures	1.10%	(0.34) %	1.44%
Deposits & NCDs	0.30%	(0.21)%	0.51%
(3) Gross spread (A)-(B)	0.10%	0.08%	0.02%

2. Unrealized Gains on Securities (before taxes)

A. Non-Consolidated

	As of March 31, 2002		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 1,537	¥ 1,724	¥ 187
Equities	(18)	10	27
Other	7,824	13,907	6,082
Total	9,344	15,642	6,298

B. Consolidated

	As of March 31, 2002		
	Unrealized gains (net)	gains	losses
		(millions of yen)	
Bonds	¥ 1,545	¥ 1,725	¥ 179
Equities	(18)	10	27
Other	7,824	13,907	6,082
Total	9,352	15,643	6,290

3. Loans by Borrower Industry (Non-consolidated)

	As of March 31, 2002 (a)	Change (a)-(b)	Change (a)-(c)	As of September 30, 2001 (b)	At March 31, 2001 (c)
			(millions of yen)		
Domestic offices (excluding Japan offshore market accounts):	¥ 4,970,141	¥ (457,605)	¥ (1,197,486)	¥ 5,427,746	¥ 6,167,627
Manufacturing	628,773	(124,979)	(243,882)	753,752	872,655
Agriculture	341	(656)	(1,547)	997	1,888
Forestry	996	(27)	(55)	1,023	1,051
Fisheries	12,031	(3,427)	(3,240)	15,458	15,271
Mining	23,184	(2,139)	(7,184)	25,323	30,368
Construction	107,737	(12,719)	(51,463)	120,456	159,200
Electric power, gas, heat supply and water supply	351,332	(33,759)	(73,564)	385,091	424,896
Transportation and communications	483,442	(110,109)	(163,083)	593,551	646,525
Wholesale, retail and restaurants	310,376	(121,578)	(245,456)	431,954	555,832
Finance and insurance	1,695,129	222,076	252,423	1,473,053	1,442,706
Real estate	739,629	(16,401)	(148,071)	756,030	887,700
Services	388,714	(141,679)	(337,412)	530,393	726,126
Local government	—	(88,696)	(96,619)	88,696	96,619
Others	228,449	(23,514)	(78,337)	251,963	306,786

In addition to the above, the Press Release dated May 24, 2002 and found at Exhibit A-64 and the Annual Report for the year ended March 31, 2002 found at Exhibit A-3 contain other detailed information included in these documents. These documents also contain data on such matters as derivatives, residential mortgages, loans to small- and medium-sized enterprises, dividends paid to the Japanese government and investments between Shinsei Bank and life insurance companies.